H8

07021525

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shanghai Jin Jiang International Hotels Group Co. Ltd

*CURRENT ADDRESS Room 316-318
No. 24 Yang Xin Dong Road
Shanghai, PR

PROCESSED

MAR 07 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35063

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: EBS

DATE: 3/6/07

Jin Jiang Hotels

# Shanghai Jin Jiang International Hotels (Group) Company Limited

上海錦江國際酒店(集團)股份有限公

(a joint stock company incorporated in the People's Republic of China with limi

082-35063



# GLOBAL OFFERIN

AR/S 12-31-05

Joint Global Coordinators,
Joint Bookrunners and Joint Lead Managers

BNP PARIBAS

Investment Bank

BAKER & McKENZIE
(BEIJING OFFICE)
CSG COPY

Sole Sponsor

BNP PARIBAS

# PRC's Leading* Hotel Operator and Manager with diversified portfolio of Landmark, Star-rated and Budget Hotels.



* In terms of number of hotel rooms

# IMPORTANT

**If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.**

Jin Jiang Hotels

# Shanghai Jin Jiang International Hotels (Group) Company Limited*

# 上海錦江國際酒店(集團)股份有限公司

*(a joint stock company incorporated in the People's Republic of China with limited liability)*

## GLOBAL OFFERING

| | | |
|---|---|---|
| **Number of Offer Shares** | : | **1,100,000,000 H Shares (subject to adjustment and Over-allotment Option)** |
| **Number of Hong Kong Offer Shares** | : | **110,000,000 H Shares (subject to adjustment)** |
| **Number of International Placing Shares** | : | **990,000,000 H Shares (subject to adjustment and Over-allotment Option)** |
| **Offer Price** | : | **not more than HK$2.20 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$1.81 per H Share** |
| **Nominal value per H Share** | : | **RMB1.00 each** |
| **Stock Code** | : | **2006** |

## Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers

BNP PARIBAS

UBS Investment Bank

## Sole Sponsor

BNP PARIBAS

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus. The securities have not been registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States unless the securities are registered under the US Securities Act or an exemption from the registration requirements of the US Securities Act is available.

A copy of this prospectus, having attached thereto the documents specified in the section headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix IX to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission of Hong Kong and the Registrar of Companies in Hong Kong take no responsibility for the contents of this prospectus or the documents referred to above.

The Offer Price is expected to be determined by agreement between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on Saturday, 9 December 2006 or such later date as may be agreed by the Company and the Joint Global Coordinators but in any event no later than Wednesday, 13 December 2006. The Offer Price will be not more than HK$2.20 per Offer Share and is expected to be not less than HK$1.81 per Offer Share unless otherwise announced. Investors applying for Hong Kong Offer Shares must pay, on application, the maximum offer price of HK$2.20 for each H Share together with brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%.

The Joint Global Coordinators, on behalf of the Underwriters, may, with the Company's consent, reduce the number of Hong Kong Offer Shares and/or the indicative Offer Price range stated in this prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative Offer Price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative Offer Price range is so reduced, such applications cannot be subsequently withdrawn. Further details are set forth in the sections headed "Structure of the Global Offering" and "How to Apply for Hong Kong Offer Shares". If, for whatever reason, the Company and the Joint Global Coordinators are not able to agree on the Offer Price on or before Wednesday, 13 December 2006, the Global Offering (including the Hong Kong Public Offering) will not proceed.

The Company is incorporated, and its management office and operations are located, in the PRC as a joint stock company with limited liability. Potential investors in the Company should be aware of the differences in the legal, economic, and financial systems between the PRC and Hong Kong and that there are different risk factors relating to investments in companies incorporated in the PRC. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong and should take into consideration the different market nature of the Shares of the Company. Such differences and risk factors are set out in Appendix VI to this prospectus and in the section headed "Risk Factors" in this prospectus, respectively. Investors should also be aware that the companies and securities regulatory framework in the PRC to which the Company is subject has only been introduced recently.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement to subscribe, or procure applicants for the subscription for, the Hong Kong Offer Shares are subject to termination by the Joint Global Coordinators of the Hong Kong Public Offering (on behalf of the Hong Kong Underwriters) if certain grounds arise prior to 8:00 a.m. on the day that trading in the H Shares commences on the Hong Kong Stock Exchange. Such grounds are set forth in the section headed "Underwriting." It is important that you refer to that section for further details.

* *The Company is registered as an overseas company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

30 November 2006

# EXPECTED TIMETABLE[1]

*The Company will issue an announcement in Hong Kong to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) if there is any change in the following expected timetable of the Hong Kong Public Offering.*

| | *2006* |
|---|---|
| Latest time[1] to lodge **WHITE** and **YELLOW** Application Forms and giving **electronic application instructions** to HKSCC[2] | 12:00 noon on Thursday, 7 December |
| Application lists open[3] | 11:45 a.m. on Thursday, 7 December |
| Application lists close | 12:00 noon on Thursday, 7 December |
| Expected Price Determination Date[4] | Saturday, 9 December |
| Announcement of the Offer Price, *indication of level of* interest in the International Placing, the results of applications and the basis of allocation of the Hong Kong Public Offering (with successful applicants' identification document numbers, where applicable) to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before | Thursday, 14 December |
| Despatch of H Share certificates and refund cheques in respect of wholly or partially unsuccessful applications pursuant to the Hong Kong Public Offering on or before[5] | Thursday, 14 December |
| Dealings in H Shares on the Stock Exchange expected to commence on | Friday, 15 December |

*Notes:*

(1) All times refer to Hong Kong local time, except as otherwise stated.

(2) Applicants who apply by giving **electronic application instructions** to HKSCC should refer to the section headed "How to Apply for Hong Kong Offer Shares — How to Apply by Giving Electronic Application Instructions to HKSCC" in this prospectus.

(3) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, 7 December 2006, the application lists will not open and close on that day. Further information is set out under "Effect of bad weather on the opening of the application lists" in the section headed "How to Apply for Hong Kong Offer Shares" in this prospectus.

(4) The Price Determination Date is expected to be on or before Saturday, 9 December 2006, and in any event no later than Wednesday, 13 December 2006. If, for any reason, the Offer Price is not agreed on or before Wednesday, 13 December 2006, the Global Offering will not proceed.

(5) Refund cheques will be issued *in respect of wholly or partially unsuccessful* applications and in respect of successful applications if the final Offer Price is less than the price payable on application. All refunds will be by a cheque crossed "Account Payee Only" made out to you, or if you are joint applicants, to the first-named applicant on your Application Form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/

passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque. Applicants for 1,000,000 Hong Kong Offer Shares or more and who have indicated in their Application Forms that they wish to collect refund cheques and H Share certificates (as relevant) personally from the H Share registrar may collect refund cheques (where applicable) and H Share certificates (where applicable) from Computershare Hong Kong Investor Services Ltd at Rooms 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on 14 December 2006 or any other date notified by the Company in the newspapers as the date of despatch of H Share certificates/refund cheques. Individual applicants who opt for personal collection must not authorise any other person to make their collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives, each bearing a letter of authorisation from such corporation stamped with the corporation's chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Ltd. Uncollected share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the Application Forms promptly thereafter. Further information is set out in the section headed "How to Apply for Hong Kong Offer Shares" in this prospectus.

**H Share certificates will only become valid certificates of title provided that the Global Offering has become unconditional in all respects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on Friday, 15 December 2006. Investors who trade the H Shares on the basis of publicly available allocation details prior to the receipt of H Share certificates or prior to the H Share certificates becoming valid certificates of title do so entirely at their own risk.**

# CONTENTS

*You should rely only on the information contained in this prospectus and the application forms to make your investment decision. The Company has not authorised anyone to provide you with information that is different from what is contained in this prospectus. Any information or representation not made in this prospectus must not be relied on by you as having been authorised by the Company, the Underwriters, any of their respective directors, or any other person or party involved in the Global Offering.*

# CONTENTS

*This summary aims to give you an overview of the information contained in this prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the H Shares. There are risks associated with any investment. Some of the particular risks in investing in the H Shares are summarised in the section headed "Risk factors". You should read that section carefully before you decide to invest in the H Shares.*

## HOTEL INDUSTRY IN THE PRC

The PRC's entry into the WTO in 2002, Beijing's successful bid for the 2008 Olympic games, Shanghai's successful bid to hold the World Expo in 2010 and the fact that an increasing number of multinational corporations are setting up regional headquarters in the PRC have provided renewed impetus in the push for hotel development in the PRC, especially for major cities such as Shanghai and Beijing.

Star-rated hotels in the PRC are rated from 5-star to 1-star according to the Star-Rating Standard Manual issued by the National Tourism Administration. The number of Star-rated hotels in the PRC increased from 6,029 in 2000 to 10,888 in 2004. The income generated from Star-rated hotels in the PRC increased from RMB60.3 billion to RMB123.9 billion during the same period.

In recent years, there has been an increasing demand on budget hotels. The number of budget hotels and budget hotel rooms increased from 6,788 and 659,855 in 2001 to 9,675 and 928,304 respectively in 2005.

## BUSINESS OVERVIEW

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. This structure enables the Group to enjoy economies of scale and scope as well as providing the Group with a platform to increase its market presence. The Group was ranked 22nd in the world for the year 2005 in terms of number of hotel rooms according to the Hotel's Corporate 300 Ranking published in July 2006 by the HOTELS Magazine, the official publication of the International Hotel & Restaurant Association. As at 31 October 2006, the total number of hotels in operation and under development, including (i) hotels in which the Group held Hotel Interests and which were managed by the Group, (ii) hotels in which the Group held Hotel Interests but which were managed by third parties, (iii) hotels owned by third parties and managed, or where management contracts had been secured, by the Group and (iv) hotels owned by third parties and granted franchises to by the Group, amounted to 263 with approximately 51,588 Total Rooms altogether. These hotels were spread over 73 cities in 24 provinces and autonomous regions and four municipalities directly under the central government in the PRC as at 31 October 2006.

Over the years, the Group has invested in a diverse portfolio of hotel assets comprising Landmark Hotels, Luxury Hotels, Commercial Hotels and Jin Jiang Inn Budget Hotels in the PRC to meet the needs of different guests. The Landmark Hotels, such as the Peace Hotel and Jin Jiang Hotel, are hotels which are rich in history and built in a style reflective of the splendour, tradition and heritage of the era in which they were constructed and are considered the crown jewels in the Group's portfolio of hotel assets.

The Group has a strong geographical focus in Shanghai and Beijing, which are the two major financial and tourist centres of the PRC. As at 31 October 2006, the hotels in operation in these two cities in which the Group held Hotel Interests and those which were owned by third parties and managed by the Group or to which the Group had granted franchises represented over 50% of all of the hotels of the Group which were in operation throughout the PRC. In order to diversify its market, the Group intends to set up more hotels in other cities in the PRC. For details, please refer to the sections headed "Business — Star-rated Hotel Operation" and "Business — Star-rated Hotel Management".

## PRINCIPAL STRENGTHS

The Directors are of the view that the Group has the following principal strengths:

- The Group's strong brand recognition in the PRC has enabled it to develop an extensive customer network
- The Group has a solid homebase with hotels at prime locations in Shanghai and has strategically expanded to other major cities in the PRC
- The Group's keen market sense and significant PRC experience enable it to target the budget hotel sector as one of its main development objectives
- The Group is one of the leading hotel chain investors and hotel management companies in the PRC and benefits from its market position in both hotel ownership and hotel management
- The Group has an experienced and professional management team with a long-term commitment to the hotel industry which is dedicated to the provision of high quality training for its hotel management staff and management candidates
- The Group has a world-wide room reservation system
- The Group has adopted a centralised procurement and bulk purchasing policy to ensure consistent quality standards

## BUSINESS STRATEGIES

The Group intends to continue to expand its market share in the PRC, maintain its leading position in the PRC hotel industry, raise public recognition of its status to the level of an elite international hotel group, and to develop an overseas market presence, through the adoption and implementation of the following strategies:

- increasing market leadership in the PRC hotel industry
- refurbishing the Landmark Hotels to fully reflect their intrinsic value and utilising their "uniqueness" to drive revenue growth

- strengthening the hotel management standards of the Group and focusing on growing through management contracts and franchising agreements
- adopting branding policies to facilitate consistent identification of "Jin Jiang" hotels
- strengthening its revenue base through MICE and F&B Services
- exploring and developing overseas markets
- re-deploying capital to refine the Group's hotel profile and adjust its hotels network so as to enhance future profitability

## TRADING RECORD

The table below is a summary of the Group's consolidated results for the Track Record Period extracted from the Accountants' Report set out in Appendix I to this prospectus. The summary of the results was prepared on the basis of presentation as set out in the above mentioned Accountants' Report.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (unaudited) | *RMB'000* |
| **Continuing operations:** | | | | | |
| Turnover | 1,614,994 | 2,372,992 | 2,807,670 | 1,322,504 | 1,450,585 |
| Cost of sales | (1,159,627) | (1,462,075) | (1,730,194) | (780,701) | (901,274) |
| Gross profit | 455,367 | 910,917 | 1,077,476 | 541,803 | 549,311 |
| Other income | 104,385 | 62,576 | 64,226 | 31,480 | 38,991 |
| Selling and marketing expenses | (108,606) | (121,837) | (130,484) | (61,734) | (69,910) |
| Administrative expenses | (363,213) | (383,162) | (413,695) | (186,802) | (204,597) |
| Other expenses | (41,886) | (29,440) | (34,144) | (12,645) | (15,185) |
| Operating profit | 46,047 | 439,054 | 563,379 | 312,102 | 298,610 |
| Finance costs | (58,256) | (34,333) | (37,228) | (11,254) | (38,135) |
| Share of results of associates | 53,329 | 65,435 | 56,333 | 24,006 | 37,041 |
| Profit before income tax | 41,120 | 470,156 | 582,484 | 324,854 | 297,516 |
| Income tax expense | (8,847) | (121,190) | (168,330) | (93,414) | (82,295) |
| Profit for the year/period from continuing operations | 32,273 | 348,966 | 414,154 | 231,440 | 215,221 |
| **Discontinued operations:** | | | | | |
| Loss for the year/period from discontinued operations | (85,700) | (94,013) | — | — | — |
| (Loss)/Profit for the year/period | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| **Attributable to:** | | | | | |
| Equity holders of the Company | (76,967) | 179,107 | 312,836 | 182,518 | 159,605 |
| Minority interests | 23,540 | 75,846 | 101,318 | 48,922 | 55,616 |
| | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| Dividends | — | — | 146,140 | — | 26,472 |

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Basic and diluted earnings per share for profit from continuing operations attributable to equity holders of the Company for the year/period (in RMB cents) *(Note 1)* | 0.18 | 8.25 | 9.48 | 5.53 | 4.84 |
| Basic and diluted losses per share for loss from discontinued operations attributable to equity holders of the Company for the year/period (in RMB cents) *(Note 1)* | (2.51) | (2.82) | — | — | — |

*Note 1:* Basic and diluted earnings/(loss) per share for profit/(loss) from continuing operations and discontinued operations for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 have been computed by dividing the profit/(loss) for the year/period attributable to the equity holders of the Company by 3,300,000,000 ordinary shares issued and outstanding at 11 January 2006 upon conversion of the Company into a joint stock limited company, as if such shares had been outstanding for all periods presented.

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

## FORECAST FOR THE YEAR ENDING 31 DECEMBER 2006

Forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 *(Notes 1 and 2)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . not less than approximately RMB331.1 million (HK$327.6 million)

Pro forma forecast earnings per Share *(Note 3)* . . . . . . . . . . . . . . . . . . RMB0.0753 (approximately HK$0.0745)

*Notes:*

(1) The bases and assumptions on which the above profit forecast for the year ending 31 December 2006 have been prepared are summarised in Appendix III to this prospectus.

(2) The forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 prepared by the Directors is based on the audited consolidated results of the Group for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the three months ending 31 December 2006 on the basis that the current Group structure had been in existence throughout the whole financial year ending 31 December 2006. The forecast has been prepared on the basis of the accounting policies being consistent in all material aspects with those presently adopted by the Group as set out in Note 3 of Section II of the Accountants' Report, contained in Appendix I to this prospectus.

(3) The unaudited pro forma forecast earnings per Share is calculated by dividing the forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 by a total of 4,400,000,000 Shares in issue, assuming that the Global Offering has been completed on 1 January 2006 (without taking into account the Over-allotment Option).

(4) The pro forma financial information is not prepared in accordance with Hong Kong Financial Reporting Standards.

## GLOBAL OFFERING STATISTICS

| | Based on an Offer Price of HK$1.81 per H Share | Based on an Offer Price of HK$2.20 per H Share |
|---|---|---|
| Market capitalisation of the H Shares *(Note 1)* | HK$2,190.1 million | HK$2,662.0 million |
| Forecast price/earnings multiple on a pro forma basis *(Note 2)* | 24.30 times | 29.53 times |
| Unaudited pro forma adjusted net tangible assets per Share *(Note 3)* | HK$1.16 (RMB1.17) | HK$1.26 (RMB1.27) |

*Notes:*

(1) The calculation of the market capitalisation of the H Shares is based on 1,210,000,000 H Shares in issue immediately after completion of the Global Offering but does not take into account any H Shares which may be issued upon exercise of the Over-allotment Option. The aforementioned 1,210,000,000 H Shares comprised (i) 1,100,000,000 H Shares to be issued under the Global Offering and (ii) 110,000,000 H Shares to be converted from Domestic Shares and transferred to SSF for holding upon the completion of the Global Offering.

(2) The calculation of forecast price/earning multiple on a pro forma basis is based on the unaudited pro forma forecast earnings per Share for the year ending 31 December 2006 at the respective Offer Prices of HK$1.81 and HK$2.20 per H Share, assuming that the Over-allotment Option is not exercised.

(3) The unaudited pro forma adjusted net tangible asset value per Share has been arrived at after the adjustments referred to in the section headed "Financial Information — Unaudited pro forma adjusted Net Tangible Assets" in this prospectus and on the basis of 4,400,000,000 Shares in issue at the respective Offer Prices of HK$1.81 and HK$2.20 per H Shares immediately following the completion of the Global Offering without taking into account any H Shares which may be issued upon exercise of the Over-allotment Option.

## DIVIDEND POLICY

The Group will declare dividends, if any, in Renminbi with respect to H Shares on a per share basis and will pay such dividends in HK dollars. Any final dividends for a financial year will be subject to shareholders' approval. Under the Company Law and the Articles of Association, all of the Company's shareholders have equal rights to dividends and distributions. The holders of H Shares will share proportionately on a per share basis in all dividends and other distributions the Company declares.

The declaration of dividends is subject to the discretion of the Board, which the Company expects will take, without limitation, the following factors into account:

- the Company's results of operations and financial condition;
- the Company's capital requirements;
- contractual restrictions, if any, on the payment of dividends by the Company to the Company's shareholders or by the Company's subsidiaries to the Company;
- the interests of the Company's shareholders;
- the effect on the Company's creditworthiness;
- general business conditions; and

- other factors Board may deem relevant.

As the Company is a joint stock company with limited liability incorporated in China, its dividend distribution policy is subject to the Company Law and certain provisions required by the PRC law included in the Articles of Association. These requirements stipulate that the Company may only distribute net profit attributable to shareholders as dividends after the Company has allocated:

- sufficient retained profits to make up for cumulative prior year losses, if any; and

- 10% of the Company's after-tax profit as determined under PRC GAAP to a statutory common reserve fund, until the fund aggregates 50% of the Company's registered capital.

Under the PRC law, the Company's distributable earnings will be equal to the Company's net profit determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory and discretionary funds.

On the above basis, the Directors intend to declare and recommend dividends which would amount to an aggregate of not less than 35% of the net profit from ordinary activities attributable to shareholders of the Company for each full financial year subsequent to the Global Offering. Such intention does not amount to any guarantee or representation or indication that the Company must or will declare and pay dividend in such manner or declare and pay any dividends at all. Cash dividends on the H Shares, if any, will be paid in Hong Kong dollars.

## RISK FACTORS

The Directors consider that there are certain risks and considerations relating to the Group, the hotel industry in the PRC, the PRC in general and the Global Offering. These risk factors are set out in the section headed "Risk Factors" in this prospectus and can be classified as follows:

### Risks relating to the Group

- The Group is heavily dependent on the economy of Shanghai

- If the Group's future expansion is unsuccessful, the business of the Group may be adversely affected

- The Group may not be able to obtain sufficient funding for its capital expenditures and other funding requirements, which could limit its capacity for future business development

- Differences in the compliance requirements for the Company and Jin Jiang Hotels Development may subject the Group to additional regulatory burdens

- The interests of Jin Jiang Hotels Development's minority shareholders may, in certain circumstances, be inconsistent with the interests of the Company and its shareholders

- The operating results of the Group may be adversely affected by the departure of its directors, senior management and experienced employees

- Some of the landlords lack relevant title certificates for properties leased to the Group, which may materially and adversely affect the Group's right to use such properties

- The Group is dependant on the business and results of operations of its associated companies

- As the Group does not have full control over its jointly controlled entities, the Group may not have the ability to cause them to take all actions which the Directors believe would be most beneficial to the Group

- The Group's business and reputation can be affected by the mismanagement of any of its Jin Jiang Inn Budget Hotels by Franchisees

- The Group relies on the reputation of its brands and protection of its intellectual property rights

- The current insurance coverage of certain hotels of the Group may not be adequate to cover all risks associated with their operations

- Jin Jiang International has the ability to exercise substantial control over the Company and can influence the Group's businesses in ways which may not be in the interests of other shareholders of the Company

- The Group's business strategy calls for it to develop new hotel projects on an ongoing basis

- The Group intends to refurbish or further develop its existing properties under its portfolio

- The Group's finance business is subject to regulatory and credit risks

- The Group may be subject to substantial liability should the consumption of any of the Group's food and beverages cause personal injuries or illnesses

- The Company may be unable to pay any dividends on its H Shares

- The Group's historical financial condition may not be treated as indicative of its future profitability

- The Group's hotel properties are located on land which is under long-term land use rights granted by the PRC Government or under long-term leases from third parties, while such leases are subject to termination

- The Group's leverage may affect its ability to expand, and an increase in interest rates will increase the Group's financing costs, which may adversely affect the Group's business, financial condition and results of operations

- If the preferential corporate income tax rates enjoyed by the Company and other entities within the Group are modified or terminated, the Group's results of operations will be affected

**Risks relating to the hotel industry in the PRC**

- The Group's business may be adversely affected by a reduction in business travel or discretionary consumer spending as a result of a downturn in the PRC or the global economy
- An outbreak of SARS, bird flu or other highly infectious diseases may adversely affect the number of visitors to the Group's hotels and/or facilities as well as disrupting its operations
- The Group's business may be adversely affected by any reduction in the willingness of its customers to travel due to any acts or threats of terrorism
- The Occupancy Rates of the Group's hotels may be adversely affected by natural disasters
- The Group faces significant competition in the operations of its Star-rated hotel business and management business, which, among other things, may lead to an over supply of hotel rooms and a lack of suitable sites for expansion
- The revenue from the Group's hotel operations may be adversely affected if international events in the PRC cease to be held in cities where the Group's hotels are located
- The hotel industry is subject to numerous government regulations in the PRC

**Risks relating to the PRC**

- Changes in the economic and political environment in the PRC and policies adopted by the PRC Government to regulate its economy may affect the business, operating results and financial condition of the Group
- Government control of currency and future movements in exchange rates may affect the Company's ability to remit dividends, and therefore its business, financial condition and results of operations
- Interpretation and enforcement of PRC laws and regulations involve uncertainties that could limit the legal protections available to the Group or to the shareholders of the Company
- Holders of H Shares may be subject to PRC taxation in the future
- It may be difficult to effect service of process upon the Company, the Directors or executive officers who live in the PRC or to enforce against them in the PRC any judgments obtained from non-PRC courts
- The PRC Government may requisition the properties of the Group

**Risks relating to the Global Offering**

- There has been no prior public market for the H Shares and liquidity and market price of the H Shares may be volatile
- Dilution of shareholders as a result of additional equity fund raising
- Disposal of H Shares to be retained by SSF or the conversion of the Group's Domestic Shares into H Shares following Listing may result in an increase of the number of H Shares available on the market and may affect the price of the H Shares

**Other Risks**

- Statistics contained in this prospectus are derived from various official sources and may not be reliable
- The Group strongly cautions investors not to place any reliance on any information contained in press articles or other media regarding the Group and the Global Offering

## USE OF PROCEEDS

The net proceeds from the Global Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Global Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$2.005 per H Share, being the mid-point of the proposed Offer Price range from HK$1.81 to HK$2.20 per H Share) are estimated to be approximately HK$2,081.2 million (approximately RMB2,103.2 million). The Company currently intends to use the net proceeds from the Global Offering as follows:

- Approximately HK$1,091.6 million (approximately RMB1,103.2 million) is to be injected into Jin Jiang International Hotel Investment pursuant to a capital increase arrangement between the Company and Jin Jiang Hotels Development on a pro rata basis, for the development and expansion of the Jin Jiang Inn Budget Hotels network.
- Approximately HK$494.8 million (approximately RMB500.0 million) for the refurbishment of the Landmark Hotels and Luxury Hotels.
- Approximately HK$494.8 million (approximately RMB500.0 million) for the repayment of a portion of the Group's bank borrowings.

If the Offer Price is determined at the highest point of the stated range, the proceeds would be increased by approximately HK$209.1 million (RMB211.3 million). If the Offer Price is determined at the lowest point of the stated range, the proceeds would be decreased by approximately HK$209.1 million (RMB211.3 million). In such event, the net proceeds invested for the refurbishment of the Landmark Hotels and Luxury Hotels will be adjusted accordingly.

To the extent that the net proceeds from the Global Offering are not immediately used for the above purposes, it is the present intention of the Directors to place such proceeds on short term deposits with authorised financial institutions and/or licensed banks in Hong Kong and/or the PRC.

In the event that the Over-allotment Option is exercised in full, assuming an Offer Price of HK$2.005 (being the mid-point of the proposed Offer Price range), the additional net proceeds of approximately HK$322.5 million (approximately RMB325.9 million) will be used for repayment of the Group's bank borrowings.

In accordance with the PRC accounting rules applicable to joint stock companies with limited liability, the net proceeds from the Global Offering received by the Company in a currency other than Renminbi will be converted and accounted for in the Company's consolidated financial statements at the PBOC Rate in effect at the time when the net proceeds are received. The Hong Kong dollar:Renminbi exchange rate for the purpose of presenting the amounts of the net proceeds from the Global Offering to be used by the Company under this section is based on the PBOC Rate prevailing on 21 November 2006, of HK$1.00 = RMB1.0106.

*In this prospectus, unless the context otherwise requires, the following expressions have the meanings set out below. Certain other terms are explained in the section headed "Glossary" of Technical Terms.*

| | |
|---|---|
| "2006 Capital Contribution Agreement" | the capital contribution agreement dated 3 July 2006 entered into between the Company, Jin Jiang Hotels Development and 32 individuals, which was amended by the Jin Jiang Inn Shareholders' Agreement on 16 November 2006, as referred to in the sections headed "Directors, Supervisors, Senior Management, Staff and Compliance Adviser — Senior Management Incentive Scheme" and "Statutory and General Information — Material Contracts" in this prospectus |
| "Accountants' Report" | the accountants' report received from PricewaterhouseCoopers for the purpose of the Listing dated 30 November 2006 |
| "Application Form(s)" | white application form(s) and yellow application form(s), or where the context so requires, any of them |
| "Articles of Association" or "Articles" | the articles of association of the Company approved at the extraordinary general meeting of the shareholders of the Company held on 8 April 2006 and as amended from time to time |
| "associate(s)" | has the meaning ascribed thereto under the Listing Rules |
| "BNP Paribas" or "Sponsor" | BNP Paribas Peregrine Capital Limited (to be renamed BNP Paribas Capital (Asia Pacific) Limited), acting as the Joint Global Coordinators, a joint bookrunner, a joint lead manager and sole sponsor of the Global Offering. It is a licensed corporation holding a licence under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO. A resolution to change the name from BNP Paribas Peregrine Capital Limited to BNP Paribas Capital (Asia Pacific) Limited was passed on 20 November 2006 and the change shall become effective from the date the Certificate of Change of Name is issued by the Companies Registry of Hong Kong |
| "Board" | the board of Directors |
| "Boiler Asset Management Agreement" | a boiler asset management agreement dated 7 November 2006 entered into between 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited) and 上海敬業房地產有限公司 (Shanghai Jin Ye Real Estate Co., Ltd.) as referred to in the section headed "Connected Transactions" in this prospectus |
| "Business Day" | any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are normally open for business |
| "CCASS" | the Central Clearing and Settlement System established and operated by HKSCC |

| | |
|---|---|
| "CCASS Broker Participant" | a person admitted to participate in CCASS as a broker participant |
| "CCASS Custodian Participant" | a person admitted to participate in CCASS as a custodian participant |
| "CCASS Investor Participant" | a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation |
| "CCASS Participant" | a CCASS Broker Participant, a CCASS Custodian Participant or a CCASS Investor Participant |
| "CIETAC" | 中國國際經濟貿易仲裁委員會 (China International Economic and Trade Arbitration Commission) |
| "Commercial Hotels" | hotels in which the Group holds Hotel Interests or which are owned by third parties but managed by the Group, which have obtained or are expected to obtain 3-star or 2-star ratings (excluding the Jin Jiang Pacific Hotel, the New Asia Hotel and the Metropole Hotel which are categorised as Landmark Hotels of the Group and other 3-star and 2-star hotels managed by Jin Jiang Inn), according to the criteria set by the Group as described in the section headed "Business — Star-rated Hotel Operation" |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (as amended and supplemented from time to time) |
| "Company" | 上海錦江國際酒店(集團)股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock company with limited liability established in the PRC on 11 January 2006 in accordance with the Company Law which has been registered in Hong Kong as an overseas company under Part XI of the Companies Ordinance |
| "Company Law" | 中華人民共和國公司法 (the Company Law of the PRC), as approved by the Standing Committee of the Eighth NPC on 29 December 1993 which became effective on 1 July 1994, as amended, supplemented or otherwise modified from time to time |
| "Controlling Shareholder" | has the meaning ascribed thereto under the Listing Rules |
| "CSRC" | 中國證券監督管理委員會 (China Securities Regulatory Commission), a regulatory body responsible for the supervision and regulation of the PRC national securities markets |
| "Cypress Hotel" | a hotel operated by 上海龍柏飯店有限公司 (Cypress Hotel Company Limited) under the trade names of 龍柏飯店 and/or Cypress Hotel |

| | |
|---|---|
| "Da Hua Hotel" | a hotel operated by 上海錦江達華賓館有限公司 (Shanghai Jin Jiang Da Hua Hotel Company Limited) under the trade names of 達華賓館 and/or Da Hua Hotel |
| "Deed of Indemnity" | the deed of indemnity dated 20 November 2006 entered into between Jin Jiang International and the Company and as referred to in the section headed "Connected Transactions" |
| "Deed of Non-Competition" | the deed of non-competition dated 20 November 2006 entered into between Jin Jiang International and the Company and as referred to in the section headed "Relationship with Jin Jiang International" |
| "Director(s)" | the director(s) of the Company |
| "Domestic Shares" | ordinary shares in the capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for or credited as paid up in Renminbi by PRC nationals and/or PRC incorporated entities |
| "East Asia Hotel" | a hotel operated by 上海錦江國際酒店發展股份有限公司東亞飯店 (Shanghai Jin Jiang International Hotels Development Company Limited East Asia Hotel) under the trade names of 東亞飯店 and/or East Asia Hotel |
| "Eastern Jin Jiang" | 上海東錦江大酒店有限公司 (Shanghai Eastern Jin Jiang Hotel Company Limited), in which Jin Jiang International holds (directly and indirectly) a 50% interest as at the date of this prospectus |
| "Excluded Hotel Businesses" | Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn, which are not transferred to or included in the Group as at the date of this prospectus |
| "F&B Management Agreement" | a management agreement dated 20 November 2006 entered into between 上海錦江國際餐飲投資管理有限公司 (Shanghai Jin Jiang International Catering Investment Company Limited) and 上海靜安麵包房有限公司 (Shanghai Jing An Bakery Company Limited) as referred to in the section headed "Connected Transactions" in this prospectus |
| "Foreign Shares" | ordinary shares in the capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and credited as paid up in a currency other than Renminbi |
| "Franchisee(s)" | third parties who have entered into franchise agreement(s) with the Group for the licence to use the Jin Jiang Trademark or Jin Jiang Inn Trademarks |
| "Galaxy Hotel" | a hotel operated by 上海銀河賓館有限公司 (Shanghai Galaxy Hotel Company Limited) under the trade names of 銀河賓館 and/or Galaxy Hotel |

| | |
|---|---|
| "Garden Hotel Shanghai" | 花園飯店(上海), a sino-foreign co-operative joint venture enterprise established between Jin Jiang International and 野村•中國投資株式會社 (Nomura China Investment Company Limited) |
| "GDP" | gross domestic product |
| "Global Offering" | the Hong Kong Public Offering and the International Placing |
| "Group" | the Company and its subsidiaries or, where the context so requires, in respect of the period prior to the date of incorporation, those entities and businesses which were contributed to and conducted by the Company upon its establishment |
| "H Shares" | Foreign Shares in the share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and traded in HK dollars and for which applications have been made for the granting of listing, and permission to deal, on the Stock Exchange |
| "HK$" or "HK dollars" and "cents" | Hong Kong dollars and cents, *respectively*, the lawful currency of Hong Kong |
| "HK GAAP" | general accepted accounting principles in Hong Kong |
| "HKIAC" | Hong Kong International Arbitration Centre |
| "HKFRS" | Hong Kong Financial Reporting Standards |
| "HKSCC" | Hong Kong Securities Clearing Company Limited |
| "HKSCC Nominees" | HKSCC Nominees Limited |
| "Holiday Inn Downtown Shanghai" | a hotel operated by 上海新亞廣場長城酒店有限公司 (Shanghai New Asia Plaza Great Wall Hotel Company Limited) under the trade names of 上海廣場長城假日酒店 and/or Holiday Inn Downtown Shanghai |
| "Hong Kong" or "HK" | the Hong Kong Special Administrative Region of the PRC |
| "Hong Kong Offer Shares" | the 110,000,000 H Shares (subject to adjustment as described under the section headed "Structure of the Global Offering" in this prospectus) being offered by the Company for subscription under the Hong Kong Public Offering |
| "Hong Kong Public Offering" | the offer for subscription of the Hong Kong Offer Shares in Hong Kong at the Offer Price, subject to and in accordance with the terms and conditions stated in this prospectus and the Application Form(s) |

| | |
|---|---|
| "Hong Kong Underwriters" | the underwriters of the Hong Kong Public Offering whose names are set out in the section headed "Underwriting — Names of Hong Kong Underwriters" in this prospectus |
| "Hong Kong Underwriting Agreement" | the conditional underwriting agreement relating to the Hong Kong Public Offering dated 29 November 2006 entered into among the Company, Jin Jiang International, Huating Group and the Hong Kong Underwriters |
| "Hotel Franchise Agreements" | 3 franchise agreements, each dated 10 November 2006, entered into between Jin Jiang Investment and 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Hotel Management Company Limited), respectively with Jin Jiang Inn as referred to in the section headed "Connected Transactions" in this prospectus |
| "Hotel Interests" | the equity interests held by the Group in companies engaged in hotel operations which are associated companies, jointly controlled entities or subsidiaries of the Company |
| "Hua Ting Hotel and Towers" | a hotel operated by 上海華亭賓館有限公司 (Shanghai Hua Ting Hotel and Towers Company Limited) under the trade names of 華亭賓館 and/or Hua Ting Hotel and Towers |
| "Huating Group" | 上海市華亭(集團)有限公司 (Shanghai Huating Group Company Limited), a state-owned enterprise incorporated in the PRC and a shareholder of the Company which will directly hold a 3.63% interest approximately in the Company immediately after the Listing (assuming the Over-allotment Option is not exercised) |
| "InterContinental Pudong" | a hotel operated by 上海錦江湯臣大酒店有限公司 (Shanghai Jin Jiang Tomson Hotel Company Limited) under the trade names of 上海錦江湯臣洲際大酒店 and/or InterContinental Pudong |
| "International Placing" | the conditional placing by the International Underwriters of the International Placing Shares with institutional, professional and other investors at the Offer Price as described under the section headed "Structure of the Global Offering" in this prospectus |
| "International Placing Shares" | the 990,000,000 H Shares (subject to adjustment as described under the section headed "Structure of the Global Offering" in this prospectus) being offered under the International Placing |
| "International Underwriters" | The underwriters of the International Placing whose names are set out in the section headed "Underwriting" in this prospectus |
| "International Underwriting Agreement" | the conditional underwriting agreement relating to the International Placing, which is expected to be entered into among the Company, Jin Jiang International, Huating Group and the International Underwriters on or around 9 December 2006 |

| | |
|---|---|
| "JC Mandarin" | 上海錦滄文華大酒店有限公司 (Shanghai Jin Cang Mandarin Hotel Company Limited), a sino-foreign equity joint venture set up by Jin Jiang International and 中星發展(香港)有限公司 (Chung Sing Development (Hong Kong) Limited) in which Jin Jiang International holds a 50% interest as at the date of this prospectus |
| "Jian Guo Hotel" | a hotel operated by 上海建國賓館 (Jian Guo Hotel) under the trade names of 建國賓館 and/or Jian Guo Hotel |
| "Jiaozhou Road Inn" | 上海食品集團酒店管理有限公司膠州度假旅館, which is a branch of Shanghai Foods Group Hotel Management Company Limited |
| "Jin Jiang Hotel" | a hotel operated by 上海錦江飯店有限公司 (Jin Jiang Hotel Company Limited) under the trade names of 錦江飯店 and/or Jin Jiang Hotel |
| "Jin Jiang Hotels Development" | 上海錦江國際酒店發展股份有限公司 (Shanghai Jin Jiang International Hotels Development Company Limited), formerly known as 上海新亞(集團)股份有限公司 (Shanghai New Asia (Group) Company Limited), a subsidiary of the Company which is incorporated as a joint stock limited company in the PRC in which the Company holds a 50.05% interest as at the date of this prospectus and whose A shares and B shares are listed on the Shanghai Stock Exchange as at the date of this prospectus |
| "Jin Jiang Hotels (HK)" | 上海錦江國際酒店集團(香港)有限公司 (Shanghai Jin Jiang International Hotels Group (HK) Company Limited), a limited liability company incorporated in Hong Kong, in which the Company holds a 98.61% interest and Jin Jiang Hotel Management holds the remaining 1.39% interest as at the date of this prospectus |
| "Jin Jiang Hotel Management" | 錦江國際酒店管理有限公司 (Jin Jiang International Hotel Management Company Limited), a limited liability company incorporated in the PRC, which is wholly-owned by Jin Jiang Hotels Development as at the date of this prospectus |
| "Jin Jiang Inn" | 錦江之星旅館有限公司 (Jin Jiang Inn Company Limited), a limited liability company incorporated in the PRC in which the Company holds approximately a 71.225% interest and Jin Jiang Hotels Development holds a 20% interest as at the date of this prospectus and in which certain natural persons hold in total approximately a 8.775% interest |
| "Jin Jiang Inn Budget Hotels" | budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise, most of which are operating under the trademarks of 锦江之星 and JJ INN |

| | |
|---|---|
| "Jin Jiang Inn Shareholders' Agreement" | a shareholders' agreement dated 16 November 2006 entered into between the Company, Jin Jiang Hotels Development and 32 individuals, as referred to in the sections headed "Connected Transactions", "Directors, Supervisors, Senior Management, Staff and Compliance Adviser — Senior Management Incentive Scheme" and "Statutory and General Information — Material Contracts" in this prospectus |
| "Jin Jiang Inn Trademarks" | 锦江之星 and , which are used to market most of the Jin Jiang Inn Budget Hotels |
| "Jin Jiang International" | 錦江國際(集團)有限公司 (Jin Jiang International Holdings Company Limited), a state-owned limited liability company incorporated in the PRC and the Controlling Shareholder of the Company which will hold (directly and indirectly) a 72.5% interest approximately in the Company immediately after the Listing (assuming the Over-allotment Option is not exercised) |
| "Jin Jiang International Finance" | 錦江國際集團財務有限責任公司 (Jin Jiang International Finance Company Limited), a limited liability company incorporated in the PRC in which the Company holds a 90% interest and in which 上海錦江飯店有限公司 (Jin Jiang Hotel Company Limited) holds a 10% interest as at the date of this prospectus |
| "Jin Jiang International Group" | Jin Jiang International and its subsidiaries, including the Group (unless otherwise stated) |
| "Jin Jiang International Hotel Investment" | 上海錦江國際旅館投資有限公司 (Shanghai Jin Jiang International Hotel Investment Company Limited), a limited liability company incorporated in the PRC in which the Company holds a 80% interest and in which Jin Jiang Hotels Development holds a 20% interest as at the date of this prospectus |
| "Jin Jiang Investment" | 上海錦江國際實業投資股份有限公司 (Shanghai Jin Jiang International Industrial Investment Company Limited), the A shares and B shares of which are listed on the Shanghai Stock Exchange, and in which Jin Jiang International holds a 38.54% interest as at the date of this prospectus |
| "Jin Jiang Pacific Hotel" | a hotel operated by 上海錦江金門大酒店有限公司 (Shanghai Jin Jiang Pacific Hotel Company Limited) under the trade names of 錦江金門大酒店 (Jin Jiang Pacific Hotel) |
| "Jin Jiang Tower" | a hotel operated by 上海錦江國際酒店(集團)股份有限公司新錦江大酒店 (Jin Jiang Tower of Shanghai Jin Jiang International Hotels (Group) Company Limited) under the trade names of 新錦江大酒店 and/or Jin Jiang Tower |
| "Jin Jiang Trademark" | , which is used to market the Group's Star-rated hotels |

| | |
|---|---|
| "Jinsha Hotel" | a hotel operated by 上海金沙江大酒店有限公司 (Jinsha Hotel Company Limited) under the trade names of 金沙江大酒店 and/or Jinsha Hotel |
| "Jinyuan Inn" | 上海食品集團酒店管理有限公司晉元大酒店, which is a branch of Shanghai Foods Group Hotel Management Company Limited |
| "Jiu Long Hotel" | a hotel operated by 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited) under the trade names of 九龍賓館 and/or Jiu Long Hotel |
| "Joint Global Coordinators" | BNP Paribas and UBS |
| "Kunlun Hotel" | a hotel operated by 北京崑崙飯店有限公司 (Beijing Kunlun Hotel Company Limited) under the trade names of 崑崙飯店 and/or Kunlun Hotel |
| "Kunming Jin Jiang Hotel" | a hotel operated by 昆明錦江大酒店有限公司 (Kunming Jin Jiang Hotel Company Limited) under the trade names of 昆明錦江大酒店 and/or Kunming Jin Jiang Hotel |
| "Landmark Hotels" | Jin Jiang Hotel, Peace Hotel, Park Hotel, Metropole Hotel, New Asia Hotel and Jin Jiang Pacific Hotel |
| "Latest Practicable Date" | 24 November 2006, being the latest practicable date for the purpose of ascertaining certain information contained in this prospectus prior to its publication |
| "Listing" | the listing of the H Shares on the Main Board of the Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time |
| "Luxury Hotels" | hotels in which the Group holds Hotel Interests or which are owned by third parties but managed by the Group which have obtained or are expected to obtain 5-star or 4-star ratings as at the Latest Practicable Date (excluding Jin Jiang Hotel, the Peace Hotel and the Park Hotel, which are categorised as Landmark Hotels), according to the criteria set by the Group as described in the section headed "Business — Star-rated Hotel Operation" in this prospectus |

| | |
|---|---|
| "Mandatory Provisions" | 到境外上市公司章程必備條款 (the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas), for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas, which were promulgated by the Securities Commission of the State Council and the former State Commission for Restructuring the Economic Systems of the PRC on 27 August 1994, as amended, supplemented or otherwise modified from time to time |
| "Master Agreements" | the Master Food and Beverage Services and Provision of Food Agreement, the Master Hotel Supporting Services Agreement, the Master Provision of Advertising Space Agreement, the Master Provision of Hotel Rooms Agreement, the Master Provision of Training Services Agreement, the Master Sale of Hotel-related Goods Agreement and the Master Transportation and Related Services Agreement |
| "Master Food and Beverage Services and Provision of Food Agreement" | the master food and beverage services and provision of food agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "Master Hotel Supporting Services Agreement" | the master hotel supporting services agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "Master Provision of Advertising Space Agreement" | the master provision of advertising space agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "Master Provision of Hotel Rooms Agreement" | the master provision of hotel rooms agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "Master Provision of Training Services Agreement" | the master provision of training services agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "Master Sale of Hotel-related Goods Agreement" | the master sale of hotel-related goods agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |

| | |
|---|---|
| "Master Transportation and Related Services Agreement" | the master transportation and related services agreement dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "Merger" | the allocation of the state-owned interest in the Company to Jin Jiang International on 31 May 2003, which resulted in the Company becoming a wholly-owned subsidiary of Jin Jiang International |
| "Metropole Hotel" | a hotel operated by 上海錦江國際酒店發展股份有限公司新城飯店 (Shanghai Jin Jiang International Hotels Development Company Limited Metropole Hotel) under the trade names of 新城飯店 and/or Metropole Hotel |
| "Ministry of Commerce" | 中華人民共和國商務部 (the Ministry of Commerce of the PRC) |
| "Ministry of Finance" | 中華人民共和國財政部 (the Ministry of Finance of the PRC) |
| "Nanjing Hotel" | a hotel operated by 上海錦江國際酒店發展股份有限公司南京飯店 (Shanghai Jin Jiang International Hotels Development Company Limited Nanjing Hotel) under the trade names of 南京飯店 and/or Nanjing Hotel |
| "National Bureau of Statistics" | 中國國家統計局 (National Bureau of Statistics of the PRC) |
| "National Tourism Administration" | 中華人民共和國國家旅遊局 (National Tourism Administration of the PRC) |
| "New Asia Café de Coral" | 上海新亞大家樂有限公司 (Shanghai New Asia Café de Coral Company Limited), a limited liability company held 50% by the Group and 50% by Grand Regent China Limited |
| "New Asia Group" | 上海新亞(集團)有限公司 (Shanghai New Asia (Group) Company), a state-owned enterprise incorporated in the PRC and the predecessor of the Company |
| "New Asia Hotel" | a hotel operated by 上海錦江國際酒店發展股份有限公司新亞大酒店 (Shanghai Jin Jiang International Hotels Development Company Limited New Asia Hotel) under the trade names of 新亞大酒店 and/or New Asia Hotel |
| "New Garden Hotel" | a hotel operated by 上海新苑賓館 *(Shanghai New Garden Hotel)* under the trade names of 新苑賓館 and/or New Garden Hotel |
| "New Jin Jiang Business Travellers" | 上海錦江國際實業投資股份有限公司新錦江商旅酒店(分公司) (New Jin Jiang Business Travellers Hotels of Shanghai Jin Jiang International Industrial Investment Company Limited), which is a branch of Jin Jiang Investment as at the date of this prospectus |

| | |
|---|---|
| "NPC" or "National People's Congress" | 全國人民代表大會 (the National People's Congress of the PRC), the national legislative body of the PRC |
| "Offer Price" | the offer price per Offer Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and the Stock Exchange trading fee of 0.005%) of not more than HK$2.20 and expected to be not less than HK$1.81, such price to be agreed upon by the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before the Price Determination Date |
| "Offer Shares" | the Hong Kong Offer Shares and the International Placing Shares, together, where relevant, with any additional H Shares issued pursuant to the exercise of the Over-allotment Option |
| "Over-allotment Option" | the option to be granted by the Company to the International Underwriters pursuant to the International Underwriting Agreement to require the Company to allot and issue up to an aggregate of 165,000,000 additional H Shares at the Offer Price to, among *other things*, cover over-allocations in the International Placing, if any |
| "Pacific Shanghai" | 上海太平洋大飯店有限公司 (Pacific Shanghai Hotel Company Limited), in which Jin Jiang International, through its wholly-owned subsidiary, Huating Group, holds a 0.70% interest as at the date of this prospectus |
| "Park Hotel" | a hotel operated by 上海錦江國際飯店有限公司 (Shanghai Jin Jiang Park Hotel Company Limited) under the trade names of 國際飯店 and/or Park Hotel |
| "Peace Hotel" | a hotel operated by 上海和平飯店有限公司 (Shanghai Peace Hotel Company Limited) under the trade names of 和平飯店 and/or Peace Hotel |
| "Peace Palace" | a hotel operated by 上海錦江國際酒店(集團)股份有限公司和平滙中飯店 (Shanghai *Jin Jiang* International Hotels Development Company Limited Peace Palace Hotel) under the trade names of 和平滙中飯店 and/or Peace Palace |
| "PBOC" | 中國人民銀行 (the People's Bank of China), the central bank of the PRC |
| "PBOC Rate" | the exchange rate for foreign exchange transactions set daily by the PBOC based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets |
| "PRC", "China" or "Mainland China" | the People's Republic of China, excluding, for purposes of this prospectus only, Hong Kong, Macau and Taiwan |
| "PRC GAAP" | generally accepted accounting principles in the PRC |

| | |
|---|---|
| "PRC Government" | the government of PRC, including all governmental subsidiaries (including central, provincial, municipal, and other regional or local government entities) |
| "Price Determination Agreement" | the price determination agreement to be entered into between the Company and the Joint Global Coordinators (on behalf of the Underwriters), on the Price Determination Date to record the Offer Price |
| "Price Determination Date" | on or before Saturday, 9 December 2006, on which the Offer Price will be determined, or such later date as the Company and the Joint Global Coordinators (on behalf of the Underwriters) may agree |
| "Prohibited Period" | one year from the date of Listing |
| "Promoters" | Jin Jiang International and Huating Group, being the initial promoters of the Company |
| "QIB" | a qualified institutional buyer within the meaning of Rule 144A |
| "Rainbow Hotel" | a hotel operated by 上海虹橋賓館有限公司 (Shanghai Rainbow Hotel Company Limited) under the trade names of 虹橋賓館 and/or Rainbow Hotel |
| "Regulation S" | Regulation S under the US Securities Act |
| "Renaissance Yangtze Shanghai Hotel" | a hotel operated by 上海揚子江大酒店有限公司 (The Yangtze Hotel Limited) under the trade names of 上海揚子江萬麗大酒店 and/or Renaissance Yangtze Shanghai Hotel |
| "Reorganisation" | the reorganisation undergone by Jin Jiang International Group and the Group in preparation for the listing of the H Shares on the Main Board of the Stock Exchange as described in the section entitled "History and Development" in this prospectus |
| "RMB" or "Renminbi" | Renminbi yuan, the lawful currency of the PRC |
| "Rule 144A" | Rule 144A under the US Securities Act |
| "SASAC" | 中華人民共和國國務院國有資產監督管理委員會 (the PRC State-owned Assets Supervision and Administration Commission of the State Council) |
| "SARS" | Severe Acute Respiratory Syndrome |
| "SEC" | the US Securities and Exchange Commission |
| "Securities Commission" | 前中國國務院證券委員會 (the former Securities Commission of the State Council), which was abolished in March 1998, whilst its functions were assumed by the CSRC thereafter |

| | |
|---|---|
| "SETC" | 中國國家經濟貿易委員會 (the State Economic and Trade Commission of the PRC) whose function was removed according to a resolution passed by the National People's Congress on 10 March 2003. Its function was incorporated partly into the Ministry of Commerce and partly into SASAC |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended and supplemented from time to time |
| "Shanghai Hotel" | a hotel operated by 上海市上海賓館有限公司 (Shanghai Hotel Company Limited) under the trade names of 上海賓館 and/or Shanghai Hotel |
| "Shanghai SASAC" | 上海市國有資產監督管理委員會 (Shanghai State-owned Assets Supervision and Administration Commission of the State Council) and its predecessors |
| "Shanghai KFC" | 上海肯德基有限公司 (Shanghai Kentucky Fried Chicken Company Limited), a limited liability company established in the PRC, in which Jin Jiang Hotels Development holds a 49% interest as at the date of this prospectus |
| "Shares" | Shares of the Company, including both Domestic and Foreign Shares |
| "Sofitel Hyland Shanghai" | a hotel operated by 上海海侖賓館有限公司 (Sofitel Hyland Shanghai) under the trade names of 海侖賓館 and/or Sofitel Hyland Shanghai |
| "Special Regulations" | 國務院關於股份有限公司境外募集股份及上市的特別規定 (the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies), issued by the State Council on 4 August 1994, as amended, supplemented or otherwise modified from time to time |
| "SSF" | 全國社會保障基金理事會 (the PRC National Council for Social Security Fund) |
| "Standard Opinion" | 股份有限公司規範意見 (Standard Opinion on Joint Stock Limited Companies), issued on 15 May 1992 by the State Restructuring Commission, together with 關於到香港上市的公司執行《股份有限公司規範意見》的補充規定 (the Addendum to the Standard Opinion on Joint Stock Limited Companies Applicable to Companies to be Listed in Hong Kong) issued on 24 May 1993 and an explanatory letter to the Stock Exchange regarding the Standard Opinion on Joint Stock Limited Companies and the Addendum thereto issued on 10 June 1993, as amended, supplemented or otherwise modified from time to time |

| | |
|---|---|
| "Star-Rating Standard Manual" | 旅遊飯店星級的劃分與評定, the star-rating standard for tourist hotels published by the National Tourism Administration |
| "State Council" | 中國國務院 (the State Council of the PRC) |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary" | has the meaning ascribed thereto under the Listing Rules |
| "Substantial Hotel Interests" | the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company |
| "Supervisors" | the members of the supervisory committee of the Company |
| "Track Record Period" | the period comprising the three years ended 31 December 2005 and the six months ended 30 June 2006 |
| "Trademark Bureau" | 中國人民共和國國家工商行政管理局商標局 (the State Administration for Industry and Commerce Trademark Office) |
| "Trademark Licence Agreements" | the trademark licence agreements dated 20 November 2006 entered into between the Company and Jin Jiang International as referred to in the section headed "Connected Transactions" in this prospectus |
| "UBS" | UBS AG acting through its business group, UBS Investment Bank. It is a joint global coordinator, a joint bookrunner and a joint lead manager of the Global Offering |
| "Underwriters" | the Hong Kong Underwriters and the International Underwriters |
| "Underwriting Agreements" | the Hong Kong Underwriting Agreement and the International Underwriting Agreement |
| "US GAAP" | generally accepted accounting principles in the United States |
| "US Securities Act" | the US Securities Act of 1933, as amended |
| "US$" or "US dollars" | United States dollars, the lawful currency of the United States of America |
| "US" or "United States" | the United States of America |
| "WTO" | the World Trade Organisation |
| "Wuhan Jin Jiang International Hotel" | a hotel operated by 武漢錦江國際大酒店有限公司 (Wuhan Jin Jiang International Hotel Company Limited) under the trade names of 武漢錦江國際大酒店 and/or Wuhan Jin Jiang International Hotel |

| | |
|---|---|
| "Wuxi Jin Jiang Grand Hotel" | a hotel operated by 無錫錦江大酒店有限公司 (Wuxi Jin Jiang Grand Hotel Company Limited) under the trade names of 無錫錦江大酒店 and/or Wuxi Jin Jiang Grand Hotel |
| "Y.M.C.A Hotel" | a hotel operated by 上海錦江青年會賓館有限公司 (Y.M.C.A Hotel Company Limited) under the trade names of 上海錦江青年會賓館 and/or Y.M.C.A Hotel |

**In this prospectus, references to revenue, income, profits or other financial information of the Group shall be taken to mean the revenue, income, profits or other relevant financial information as they are provided for the Group in the Accountants' Report set out in Appendix I to this prospectus, to the extent that such relevant information of the jointly controlled entities and associated companies, which have been proportionately consolidated or otherwise reflected by way of equity method of accounting in the Accountants' Report. Subject to the above and unless otherwise specified, references to the business data or information such as the number of hotels, number of hotel rooms, Occupancy Rate and RevPAR of the Group shall be taken to mean the aggregate of such relevant business data or information of the Group and all companies (including the jointly controlled entities and associated companies as mentioned above) comprising the Group, as at the date of this prospectus, without regard to the proportion of interest held by the members of the Group in such companies.**

**Rounding error(s) may appear in arriving at the aggregate total of certain amounts and/or percentages.**

## GLOSSARY OF TECHNICAL TERMS

*This glossary of technical terms contains explanations of certain terms used in this prospectus in connection with the Group and its business. These terminologies and their given meanings may not correspond to those standard meanings and usage adopted in the hotel industry.*

| | |
|---|---|
| "ADR" | audited room revenue divided by rooms in use |
| "Available Rooms" | number of rooms available of each hotel after deducting Permanent House Use |
| "CAGR" | compounded annual growth rate |
| "CRS" | central reservation system |
| "F&B Services" | hotel-related food and beverage services |
| "GDS" | global distribution system, which is a large reservation system originally designed for airlines and now widely used by travel agents |
| "IDS" | internet distribution system, which is the process of making hotel inventory, information and rates available throughout the Internet's travel websites |
| "I.T." | information technology |
| "MICE" | meetings, incentive travel, conferences and exhibitions |
| "Occupancy Rate" | rooms in use divided by Available Rooms for a given period |
| "Permanent House Use" | guestrooms which have been removed from the saleable inventory for a period longer than six months |
| "RevPAR" | audited room revenue per Available Room |
| "Star-rating" or "Star-rated" | number of star conferred by the PRC Tourism Board to a hotel according to the Star-rating Standard Manual and a Star-rated hotel refers to a hotel with Star-rating conferred as mentioned above |
| "Total Rooms" | number of hotel rooms available in each hotel |

*You should carefully consider all of the information set out in this prospectus, including the risks and uncertainties described below before making an investment in the Offer Shares. You should pay particular attention to the fact that the Group's operations are primarily conducted in the PRC and are governed by a legal and regulatory environment that in some respects differs from those that prevail in other countries. The business, financial condition or results of operations of the Group could be affected materially and adversely by any of these risks. The trading price of the Shares could decline due to any of these risks and you may lose all or part of your investment.*

The Directors consider that there are certain risks and considerations relating to the Group, the hotel industry in the PRC, the PRC in general and the Global Offering. These risk factors are set out in the section headed "Risk Factors" in this prospectus and can be classified as follows:

## RISKS RELATING TO THE GROUP

- **The Group is heavily dependent on the economy of Shanghai**

The Group's operations and future development depend heavily on the economy of Shanghai. As at 31 October 2006, more than 80% of the Group's Landmark Hotels, Luxury Hotels and Commercial Hotels in operation in which the Group held Hotel Interests were located in Shanghai. If the economy of Shanghai experiences a downturn due to recession, deterioration in general economic conditions whether on a regional or national basis, fear of terrorism, fear of outbreak of epidemics or any other factors, the business, financial condition and results of operations of the Group will be adversely affected.

- **If the Group's future expansion is unsuccessful, the business of the Group may be adversely affected**

The Group's plans, if implemented as currently planned, would result in a significant increase in the total number of hotel rooms in hotels in which the Group holds Hotel Interests and/or which are managed by the Group and hotels granted franchises to by the Group. The ability of the Group to expand and the success of any new hotel operations will depend on a number of factors, including the Group's ability to obtain financing on favorable terms, the availability and selection of suitable locations, the management of brands and the progress of construction of new hotel properties, some of which may be beyond the control of the Group. The Group does not have an established operating history with respect to the hotel assets it has recently acquired or will acquire as it continues to expand. The Group cannot assure the returns of such hotel operations, and the Group may incur losses from such investments in the future. In addition, the rapid growth of hotel properties in which the Group holds Hotel Interests and/or which are managed by the Group may require additional resources and commitment from the Group's management and higher demands on the Group's financial reporting and information systems. There is no assurance that the expansion plans of the Group will be successful, that the Group will recruit and retain sufficient number of experienced management and employees for its new hotels, or that the new hotels as currently planned will be profitable.

As part of the Group's business plans, the Group plans to develop or acquire new hotels in certain areas of the PRC in which its management may have little or no operating experience. As a result, the costs incurred relating to the opening, operation and promotion of these new hotels may be substantially greater than those incurred in other areas. These hotels may attract fewer customers than the Group's existing hotels, while at the same time, the Group may incur substantial additional costs in relation to the operation of these new hotels. Unanticipated expenses and insufficient demand at the Group's new hotels in certain areas of the PRC where its management may have little or no operating experience could have an adverse impact on the Group's business, financial condition and results of operations.

- **The Group may not be able to obtain sufficient funding for its capital expenditures and other funding requirements, which could limit its capacity for future business development**

The Group expects to incur a high level of capital expenditures, principally for hotel renovation, hotel construction and land use rights acquisitions, in the foreseeable future. For the Group's capital expenditure plans in 2006 and 2007, please refer to the section headed "Financial Information — Capital Expenditures". To fund the Group's ongoing operations and future expansion, the Group needs sufficient internal resources and/or access to additional financing from external sources. The Group's ability to obtain external financing in the future and the related financing cost is subject to a variety of uncertainties, including:

- obtaining the PRC Government approvals necessary for obtaining financing in the domestic or international markets;
- the Group's future results of operations, financial condition and cash flows;
- the condition of the international and domestic financial markets; and
- changes in the monetary policies of the PRC Government with respect to bank interest rates and lending practices.

If adequate funding is not available, the Group's ability to develop and expand its business could be adversely affected.

- **Differences in the compliance requirements for the Company and Jin Jiang Hotels Development may subject the Group to additional regulatory burdens**

The Group includes the Company and Jin Jiang Hotels Development, a company established in the PRC whose A Shares and B Shares are listed on the Shanghai Stock Exchange. Once the Company is listed, it shall comply with the Listing Rules and other relevant Hong Kong laws and regulations while Jin Jiang Hotels Development shall continue to comply with the relevant laws and regulations governing publicly listed companies in the PRC, including its obligation to publish quarterly interim reports. Under the relevant Hong Kong regulatory requirements, the Company is required to make simultaneous announcements disclosing any information that is disclosed by Jin Jiang Hotels Development. As the holding company of Jin Jiang Hotels Development, the Company is required to inform the Stock Exchange and release announcements, including the publication of quarterly and/or interim results of Jin Jiang Hotels Development in Hong Kong at the same time as Jin Jiang Hotels Development releases the corresponding announcements in the PRC.

In addition, as conflicts may exist between the compliance requirements under the relevant Hong Kong and PRC laws and regulations, any transaction between the Company and Jin Jiang Hotels Development may be subject to additional compliance requirements that may be more costly and time consuming.

- **The interests of Jin Jiang Hotels Development's minority shareholders may, in certain circumstances, be inconsistent with the interests of the Company and its shareholders**

The interests of Jin Jiang Hotels Development's minority shareholders may, in certain circumstances, be inconsistent with the interests of the Company and its shareholders. Jin Jiang Hotels Development, must comply with a number of PRC regulations concerning the protection of the interests of its minority shareholders. For example, according to the relevant PRC laws, when shareholders of Jin Jiang Hotels Development vote by poll on connected transactions, all connected parties must abstain from voting. If the Company is unable to obtain the approval from the minority shareholders of Jin Jiang Hotels Development, such transactions cannot be implemented, which may affect the overall operational efficiency of the Company.

Furthermore, although the Company's behaviour towards Jin Jiang Hotels Development as its majority shareholder may be regarded as proper under the Hong Kong regulatory requirements, the minority shareholders of Jin Jiang Hotels Development may take the view that they have been unfairly treated by the Company under their interpretation of the relevant PRC regulatory requirements. As a consequence, the Company may be subject to legal proceedings initiated by the minority shareholders of Jin Jiang Hotels Development in the future, for reasons that are beyond the Company's control. Such legal proceedings could result in significant damage awards payable by the Company and disruption to the businesses of the Group, which in turn could have an adverse effect on the business, financial condition and results of operations of the Group.

- **The operating results of the Group may be adversely affected by the departure of its directors, senior management and experienced employees**

The Group relies on its directors and senior management, as described in the section headed "Directors, Supervisors, Senior Management, Staff and Compliance Adviser" in this prospectus, to devise its strategic direction and manage its businesses and, therefore, the Group's directors and senior management are important to its success. All the directors, non-executive directors and senior management are considered crucial to the Group due to their significant experience in the hotel industry and/or the Group. Furthermore, the continuous success of the Group also depends upon its ability to attract and retain a group of trained employees who are experienced in the provision of various hotel-related services. The ability of the Group to retain experienced employees as well as its directors and senior management will, to a certain extent, depend on the adoption of appropriate remuneration (including salary, housing or other benefits) and incentive schemes by the Group. The loss of any directors or senior management by the Group or its inability to recruit and retain a sufficient number of experienced employees could have a material and adverse effect on the business, financial condition and results of operations of the Group.

- **Some of the landlords lack relevant title certificates for properties leased to the Group, which may materially and adversely affect the Group's right to use such properties**

As at 30 September 2006, the Group held Substantial Hotel Interests in 76 Jin Jiang Inn Budget Hotels, 37 of which were in operation and 39 of which were under development. As at 30 September 2006, 55 of the Jin Jiang Inn Budget Hotels in which the Group held Substantial Hotel Interests leased the premises from third parties. 29 third party landlords named in the corresponding lease agreements have informed the Group that they are unable to produce either the proper building ownership certificates, valid lease permits or evidence of permission by third party mortgagees or relevant government authorities to lease the premises. For the six months ended 30 June 2006, the Jin Jiang Inn Budget Hotels located on those premises contributed approximately 4.2% of the Group's total turnover and approximately 30.4% of the turnover of the Group's Jin Jiang Inn Budget Hotels segment. However, as approximately 16 of these Jin Jiang Inn Budget Hotels are not yet in operation as at 30 September 2006, the total turnover contributed by the hotels located at these premises may increase in the future.

The Group usually renovates the leased premises for the operation of Jin Jiang Inn Budget Hotels. The Group has also constructed some of its Jin Jiang Inn Budget Hotels on land owned by third party landlords. The Group will likely continue to engage in such renovation activities in the future. Under the applicable PRC laws and relevant lease agreements, title to the buildings constructed by the Group will upon completion belong to the land use rights holders, but the Group is entitled to a favourable lease price to compensate for the construction expenses the Group has incurred. As at 30 June 2006, the carrying value of these leasehold improvements on the problematic leased properties and properties under development amounted to RMB136.2 million. However, as approximately 16 of these Jin Jiang Inn Budget Hotels are still under development, such amount may increase substantially in the future. Please refer to the section headed "Financial Information — Critical Accounting Policies — Critical judgments in applying the Group's accounting policies" of this prospectus.

The Group's PRC legal adviser has advised the Group that there are uncertainties with respect to the legal rights of third party landlords who do not possess building ownership certificates, valid lease permits or evidence of permission by third party mortgagees or relevant government authorities with respect to the properties in question, and as a result, there are uncertainties relating to the validity and enforceability of these lease agreements. In the event that any government authority or third party disputes the validity of the landlord's legal title to these parcels of land and the properties located on them, the Group may be required to cease operations and vacate the premises, which in turn may have a material and adverse effect on the Group's business, financial condition and results of operations. However, based on 《最高人民法院關於貫徹執行〈中華人民共和國民法通則〉若干問題的意見(試行)》 (The Opinion on the Implementation of the General Principles of the Civil Law of the PRC by the Supreme People's Court (Trial)), the Group's PRC legal adviser is of the view that the landlords of the above problematic leased properties will be obliged to compensate the Group for the fair value of the leasehold improvements if the Group is ordered to cease operations or vacate the premises.

In addition, there is no assurance that the Group will be able to renew the leases on terms acceptable to the Group upon their expiration. If the Group fails to renew any of these leases upon expiration, the Group may be forced to seek alternative premises for operation and incur additional costs relating to relocation and renovation.

- **The Group is dependant on the business and results of operations of its associated companies**

For the three years ended 31 December 2005 and the six months ended 30 June 2006, the Group generated a significant portion of its net profit from its share of results of associated companies. These contributions were primarily attributable to Shanghai KFC, in which the Group held a 49% equity interest during the period. Shanghai KFC, a joint venture company between the Group and Yum! Brands (China) Investment Company, has been licensed by Kentucky Fried Chicken Corporation to open Kentucky Fried Chicken chain restaurants in Shanghai. For the three years ended 31 December 2005 and the six months ended 30 June 2006, profit attributable to the Group generated from Shanghai KFC amounted to RMB44.3 million, RMB51.9 million, RMB51.2 million and RMB27.1 million, respectively, and profit attributable to the equity holders of the Company amounted to RMB22.3 million, RMB26.2 million, RMB25.8 million and RMB13.6 million, respectively. The licences to Shanghai KFC will expire on 31 December 2009 and there is no assurance that these licences will be extended. If such licences are not extended, or if the Controlling Shareholders of the associate companies act in ways that are inconsistent with the Group's interests, or there are material adverse changes in the business, financial condition and results of operations of the Group's associated companies, the Group's share of results of its associates may decline significantly, as a result of which Group's business, financial condition and results of operations may be adversely affected.

In addition, as at 30 June 2006, the Group had a 50% interest in New Asia Café de Coral, a joint venture with Grand Regent China Limited. The joint venture operates quick service restaurants in the PRC. For the year ended 31 December 2005 and the six months ended 30 June 2006, the losses attributable to the Group from New Asia Café de Coral were RMB5.2 million and RMB4.3 million, respectively, and losses attributable to the equity holders of the Company amounted to RMB2.6 million and RMB2.2 million, respectively. During the Track Record Period, the results of New Asia Café de Coral were consolidated in the Group's results on a proportionate consolidation basis. However, the Group relinquished its joint control over New Asia Café de Coral on 1 July 2006, as a result of which New Asia Café de Coral will be accounted for as an associated company in the future. New Asia Café de Coral's financial results will no longer be consolidated into the Group's financial results, and the Group's consolidated financial statements in the future will only include New Asia Café de Coral's contributions as a share of associate companies. The failure of New Asia Café de Coral to succeed as expected could have an adverse effect on the Group's investment in its associates and its share of results of associates in the future, which could in turn have an adverse effect on the Group's business, financial condition and results of operations.

- **As the Group does not have full control over its jointly controlled entities, the Group may not have the ability to cause them to take all actions which the Directors believe would be most beneficial to the Group**

The Company has interests in certain jointly controlled entities. As at the 30 June 2006, the Group's jointly controlled entities include Shanghai Hua Ting Hotel and Towers Company Limited, Beijing Kunlun Hotel Company Limited, New Asia Café de Coral, which has been accounted for as an associated company since 1 July 2006, Shanghai Jin Jiang Tomson Hotel Company Limited, Thayer JinJiang Interactive Company, Jian Guo Hotel, Sofitel Hyland Shanghai and New Garden Hotel. The results of these jointly controlled entities are consolidated in the Group's financial results on a proportionate consolidation basis. Please refer to the section headed "Financial Information — Future Developments of Accounting

Standards" in this prospectus. For the three years ended 31 December 2005 and the six months ended 30 June 2006, turnover contributed by these jointly controlled entities amounted to approximately RMB244.2 million, RMB372.3 million, RMB542.7 million and RMB320.3 million, respectively. Profits attributable to the Group from these jointly controlled entities amounted to approximately RMB6.2 million, RMB41.3 million, RMB69.7 million, and RMB38.1 million, respectively, for the three years ended 31 December 2005 and the six months ended 30 June 2006. The Group's contractual rights and ownership interests in these entities do not, in every instance, provide the Group with the ability to fully control them. As a result, the Group's ability to influence the actions of these businesses depends on a number of factors, including the ability to reach an agreement with the respective joint venture partners, the terms of the relevant shareholders' agreements and the decision making process applicable to these entities. Furthermore, there is no assurance that the best interests and business philosophy of the Group will always be shared by the Group's joint venture partners, which could lead to disputes with such joint venture partners and distract management's attention from the management of the business, as well as, potentially, resulting in the termination of the joint venture.

In addition, there is a possibility that the Group's joint venture partners may enter into the same or similar businesses as the Group. As a result, the Group may face increasing competition and its business, financial condition and results of operations may be adversely affected.

- **The Group's business and reputation can be affected by mismanagement of any of its Jin Jiang Inn Budget Hotels by Franchisees**

As at 31 October 2006, there were 78 Jin Jiang Inn Budget Hotels in operation, of which 41 were managed by Franchisees. The Group does not exercise full control over the actions of such Franchisees pursuant to the applicable franchise agreements. If any of such Franchisees fail to comply with the terms of the franchise agreements and perform to the standards of Jin Jiang Inn Budget Hotels, or if such Franchisees fail to obtain proper title certificates for their respective properties and are required to vacate such premises, the hotels managed by them will lose customers and revenues, which in turn could have an adverse effect on the revenues of the Group. In addition, if the trademarks of the Group's hotel business are misused by certain Franchisees, there may be an adverse impact on the Group's business reputation and brand image. Some defaulting Franchisees may not be in a financial position to compensate for any direct and indirect losses which the Group may suffer as a result of any wrongdoing of such Franchisees. There is also a risk of third party lawsuits against the Group for any wrongdoing of the Franchisees, and the Group may incur additional litigation costs and expenses to defend such litigation. Such additional costs and expenses may have an adverse impact on the Group's business, financial condition and results of operations.

In addition, the Group may, from time to time, be the subject of complaints from dissatisfied customers who are unhappy with the standard of service provided by Franchisees. All complaints, regardless of their validity, may affect the reputation of the Group, thereby adversely affecting the results of operations of the Group.

- **The Group relies on the reputation of its brands and protection of its intellectual property rights**

As the Jin Jiang Trademark has been conferred the status of 中國馳名商標 (PRC Famous Trademark), the transfer of the Jin Jiang Trademark by Jin Jiang International to other parties, including other companies within the Group is subject to restrictions. Therefore, instead of transferring the Jin Jiang Trademark to the Group, Jin Jiang International has licensed the Jin Jiang Trademark to the Group for the operation of its business for a fixed term, expiring on 31 December 2008, which may be extended automatically. However, the said licence is non-exclusive and Jin Jiang International may also license the right to use the Jin Jiang Trademark to third parties. The Jin Jiang Trademark may be abused by these entities or used in inappropriate businesses which may adversely affect the reputation and image of the Group. In addition, the Group has been granted an exclusive right to use the Jin Jiang Inn Trademarks under an agreement with Jin Jiang International in relation to the operation of the Group's Jin Jiang Inn Budget Hotels business.

The Jin Jiang Trademark and the Jin Jiang Inn Trademarks are both susceptible to imitation and infringement and the Group cannot guarantee that third parties will not copy or otherwise obtain and use such trademarks without authorisation. In the event of imitation and infringement there may be an adverse impact on the Group's business reputation and performance if the Group fails to successfully assert its intellectual property rights. The Group may also face difficulties and costly litigation in protecting and enforcing its intellectual property rights. For more details on the Group's intellectual property, please refer to the sub-section "B. Intellectual Property Rights" under the Appendix VIII of the prospectus.

- **The current insurance coverage of certain hotels of the Group may not be adequate to cover all risks associated with their operations**

Prior to 2006, the Group did not have a unified policy of procuring insurance policies for its hotels. Each hotel was at liberty to adopt its own insurance policy from different insurance companies with different coverages, although most of the hotels had adopted property all-risk and equipment damage insurance. This level of insurance coverage may not be adequate to cover losses in certain events such as loss of income due to cancellation of room reservations or conventions because of fear of terrorism, deterioration or corrosion of the properties and insect or pest infestation or epidemics such as SARS and bird flu. In order to comply with the international standards of insurance coverage for the hotel industry, the Group has adopted new standardised insurance policies for 24 of its Star-rated hotels in 2006 and the new policies cover property all-risk insurance, loss of profits insurance, equipment damage insurance, public liability insurance and employee fidelity insurance for each of the Group's Star-rated hotels. However, as at 31 October 2006, the Group still had seven Star-rated hotels which were not covered by the loss of profits insurance. In addition, these more comprehensive insurance policies may not be sufficient to cover the possible damage to the historical and aesthetic value of the Landmark Hotels such as the Peace Hotel and the Jin Jiang Hotel and the items inside them.

Prior to 2005, Jin Jiang Inn Budget Hotels did not have a unified policy of buying insurance policies for its hotels. Each Jin Jiang Inn Budget Hotel was at liberty to adopt its own insurance policy from different insurance companies with different coverages, although most of the Jin Jiang Inn Budget Hotels had adopted property all-risk insurance and public liability insurance. Jin Jiang Inn has now adopted a standardised insurance policy of procuring property all-risk insurance, equipment damage insurance and public liability insurance. Furthermore, the Group is currently negotiating the terms for loss of profits insurance policy and employee fidelity insurance policy for Jin Jiang Inn Budget Hotels with various insurance companies. Once such terms have been finalised, the Group will procure the adoption of such policies by all Jin Jiang Inn Budget Hotels in phases. As at 31 October 2006, 36 operating Jin Jiang Inn Budget Hotels in which the Group held Substantial Hotel Interests were covered by the existing insurance policies and 29 of them did not have loss of profits insurance coverage and employee fidelity insurance coverage.

Loss of profits insurance is especially important to a hotel operating in the PRC in view of the possibility of business disruption caused by man-made disasters, natural disasters or epidemics such as SARS and bird flu. So long as there is no insurance coverage for loss of profits, the Jin Jiang Inn Budget Hotels may be exposed to heavy losses. If the insurance coverage of the Group's hotels proves to be inadequate to cover losses suffered by such hotels, this will have an adverse effect on the Group's business, financial condition and results of operations.

- **Jin Jiang International has the ability to exercise substantial control over the Company and can influence the Group's businesses in ways which may not be in the interests of other shareholders of the Company**

Jin Jiang International will directly and indirectly hold approximately 72.5% of the issued share capital of the Company upon completion of the Global Offering assuming no exercise of the Over-allotment Option (or approximately 69.52% if the Over-allotment Option is exercised in full). Accordingly, Jin Jiang International, a PRC state-owned enterprise, will, as the Controlling Shareholder of the Company (subject to the Articles of Association and the applicable laws and regulations), be able to control or otherwise influence the Company's major policy decisions in ways that may not always be in the interests of the other shareholders, including overall strategic and investment decisions, dividend plans, issuances of securities and adjustments to the capital structure and other actions that require the approval of the shareholders through its representatives on the Board. In addition, it will be able to control the election of certain Directors and, in turn, indirectly control the selection of the senior management of the Company.

In addition, Jin Jiang International Group has business interests in hotel related businesses that may compete with the Group's business. In connection with this Global Offering, Jin Jiang International has given an undertaking in the Deed of Non-Competition that during the term of the Deed of Non-Competition, Jin Jiang International shall not and shall procure that its subsidiaries (other than the Group) shall not engage in certain hotel-related businesses; provided, however, that it may continue to engage in the hotel related businesses as specified in the Deed of Non-Competition. Please refer to the section headed "Relationship with Jin Jiang International — Competition — Deed of Non-Competition" in this prospectus. Under such circumstances, to the extent the interests of Jin Jiang International conflict with the interests of other shareholders of the Company, the interests of other shareholders can be disadvantaged and harmed.

- **The Group's business strategy calls for it to develop new hotel projects on an ongoing basis**

As at 31 October 2006, the Group had 41 hotels in which the Group held Hotel Interests under development and expects to continue to develop new hotel projects in the future as well as to acquire existing hotels. The progress and costs for a development project can be adversely affected by many factors, including delays in obtaining necessary licences or approvals from government authorities, shortages of materials, equipment, contractors and skilled labor, construction accidents, natural catastrophes and adverse weather conditions. In addition, the Group relies on outside contractors for all of its property construction and is subject to risks relating to the performance of these contractors. There is no assurance that the hotel developments will be completed on schedule without increased costs or that the services rendered by the third party contractors will match the targeted quality level required by the Group.

- **The Group intends to refurbish or further develop its existing properties under its portfolio**

In order to improve and upkeep the conditions of the hotels, the Group has a schedule of refurbishing its hotels in stages. Such refurbishments and construction of extensions may be more costly than expected and are subject to the risk of delays and cost overruns. In addition, even though the operations of hotels under refurbishment or development may not be closed down entirely, there may be instances where refurbishment or development would seriously disrupt hotel operations and adversely affect the revenues of the relevant hotels.

Such disruptions and other risks associated with refurbishments and further development could have an adverse effect on the Group's business, financial condition and results of operations.

- **The Group's finance business is subject to regulatory and credit risks**

Jin Jiang International Finance was established to provide treasury services to the Group as its main function is to take in surplus capital from some members of the Group and on-lend the money to other members of the Group which are in need of financing. The operation of Jin Jiang International Finance must strictly comply with 企業集團財務公司管理辦法 (Management Rules of Enterprise Group's Financial Company). Failure to comply with such rules could result in the cancellation, suspension or revocation of Jin Jiang International Finance's permits, licences or certificates. In such case, the Group may not be able to optimise the distribution of its internal resources to its members and the cash flow sufficiency of members of the Group may be affected.

In addition, because Jin Jiang International Finance extends loans to the jointly controlled entities and associated companies of the Group, which are accounted for as other receivables of the Group, the Group is exposed to credit risks in relation to these jointly controlled entities and associated companies. The existing loan transactions between the Group's jointly controlled entities or associated companies and Jin Jiang International Finance do not constitute connected transactions under the current Listing Rules. If such transactions become connected transactions or Jin Jiang International Finance enters into a loan transaction with a connected person, the Company will adhere to the disclosure/approval requirements under the Listing Rules. Jin Jiang International Finance conducts its credit approval and control as required by the relevant PRC regulations, but there is no assurance that the Group will not suffer from credit-quality problems. As at 30 September 2006, loans extended to jointly controlled entities and associated companies of the Group by Jin Jiang International Finance amounted to RMB146.0 million. If these jointly controlled entities and associated companies of the Group experience any operational, financial or liquidity problems and are unable to service their outstanding debt, the Group may need to make provisions for impairment losses, which in turn may materially and adversely affect the Group's results of operations and financial condition.

- **The Group may be subject to substantial liability should the consumption of any of the Group's food and beverages cause personal injuries or illnesses**

Food and beverage products are served in the hotels, restaurants and fast food outlets which are owned or operated by the Group or in which the Group holds equity interests. The service of food and beverage products for human consumption involves an inherent risk of injury to consumers. Such injuries may result from tampering by unauthorised third parties or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of the procurement, production and serving process. While food and beverage operations are subject to governmental inspections and regulations, the Group cannot assure investors that its service of food and beverages will not cause health-related illnesses in the future, or that it will not be subject to claims or lawsuits relating to such matters. The Group's insurance coverage may not be adequate to cover the financial damage and its reputation, business, financial condition and results of operations may be adversely affected.

- **The Company may be unable to pay any dividends on its H Shares**

*The Group conducts most of its operations through its operating subsidiaries.* Most of the Group's assets are held by, and most of the earnings and cash flows of the Group are attributable to, the Group's operating subsidiaries. If the earnings from the Group's operating subsidiaries were to decline, the Group's earnings and cash flows would be adversely affected. The dividends that may be available for distribution by the Company in turn partly depend on whether dividends are distributed to the Company by its subsidiaries and associated companies. Under PRC laws and the Articles of Association, the Company and its PRC subsidiaries may only pay dividends (a) after 10% of their net profit as determined under PRC GAAP has been set aside as a statutory reserve fund and when such reserve fund is equal to 50% of their relevant registered capital, no further appropriations to this reserve fund will be required, and (b) based on the lower of the profits determined under HKFRS and those under PRC GAAP.

In addition, the Company will only pay dividends out of its accumulated realised profits so far as not previously utilised for distribution or capitalisation, less its accumulated realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made. The Company's ability to pay dividends will depend on its ability to generate sufficient accumulated net realised profits. Such restrictions on dividend payments apply to the Company's PRC subsidiaries and, as such, the Company cannot ensure that dividends will be paid to it by its subsidiaries. The Company cannot ensure that it will declare dividends at all in the future. Future dividends, if any, will be declared at the discretion of the Board and will depend upon the Group's future results of operations and financial condition, capital requirements, general business condition, legal and contractual restrictions and other factors the Board may deem relevant.

- **The Group's historical financial condition may not be treated as indicative of its future profitability**

The increase in the Group's turnover during the Track Record Period was driven in part by business acquisitions. The Group's growth in hotel operations in the future will depend to a certain extent on its ability to successfully identify and complete appropriate hotel development and acquisition opportunities.

In addition, for the three years ended 31 December 2005 and the six months ended 30 June 2006, other income of the Group amounted to RMB104.4 million, RMB62.6 million, RMB64.2 million, and RMB39.0 million, respectively. Other income was mainly derived from disposal of land use rights, property and equity interests of associate companies by Jin Jiang Hotels Development and dividend income from the Group's investments. The amounts of income of such nature may fluctuate from year to year and the ability of the Group to generate such income in the future will depend upon market conditions and other considerations.

As a result, the Group's historical financial condition may not be indicative of its future profitability. Please refer to the section headed "Financial Information — Consolidated Results of Operations" for details on the Group's financial information.

- **The Group's hotel properties are located on land which is under long-term land use rights granted by the PRC Government or under long-term leases from third parties, while such leases are subject to termination**

Most of the Group's hotel properties are situated on land that is subject to long-term land use rights granted by the PRC Government. These land use rights generally expire in 40 to 50 years. These land use rights do not have automatic rights of renewal and require payment by the Group of a land use right grant fee and taxes such as deed taxes and stamp duties.

In certain circumstances, the PRC Government may, where it considers it to be in the public interest, withdraw a land use right before the expiration of its term. In addition, the PRC Government has the right to terminate the long-term land use rights and re-enter the land in the event the lessee fails to observe or perform certain terms and conditions pursuant to the land use right grant contract. The imposition of terms and conditions, or the non-renewal of the land use right grant contract by the PRC Government, may have an adverse effect on the Group's business, financial condition and results of operations.

The Y.M.C.A. Hotel is situated on land which is under a long-term lease agreement with third party individuals. The lease for the Y.M.C.A. Hotel expires in 2007. The lease does not provide for automatic rights of renewal and the third party landlords may renew the lease on terms which are more advantageous to them or may not renew the lease at all. In the event that the Group and the third party landlords fail to agree on the terms of the new lease, the Group may not be able to continue to operate this hotel. For the three years ended 31 December 2005 and the six months ended 30 June 2006, turnover of Y.M.C.A. Hotel amounted to RMB15.2 million, RMB18.8 million, RMB19.6 million and RMB8.9 million, respectively. While it made losses of RMB2.3 million and RMB0.7 million, respectively, in 2003 and 2004, it had a net profit of RMB0.5 million and RMB0.7 million, respectively in 2005 and the six months ended 30 June 2006.

As at 30 September 2006, the Group held or expected to obtain relevant long-term land use right certificates and building ownership certificates for all land and property interests held by the Group in China, except for Kunlun Hotel and Jinhai Hotel, for which the Group has not obtained the proper land use rights. The Group's PRC legal adviser has advised the Group that the Group has the legal right to occupy the above-mentioned hotel buildings, but the Group cannot lease, transfer, mortgage or otherwise dispose such properties before the Group has paid the required land premium and obtained the proper land use right certificates. In addition, because the land occupied by Jinhai Hotel was allocated by the government, the relevant government authority may appropriate the land for new zoning plans. The Group is in the process of completing the legal procedures for obtaining the relevant land use right certificates for the above-mentioned parcels of land. There is no assurance, however, that the Group will succeed in obtaining the relevant land use certificates for the above-mentioned land at a reasonable cost, if at all.

- **The Group's leverage may affect its ability to expand, and an increase in interest rates will increase the Group's financing costs, which may adversely affect the Group's business, financial condition and results of operations**

As at 30 June 2006, the Group had outstanding long term and short term loan obligations of approximately RMB1,725.7 million. The ability to make scheduled payments under the Group's financing agreements and any future financing arrangements will depend on, among other things, the Group's future operating performance and its ability to refinance its indebtedness, if necessary. The Group may incur additional debt obligations to finance its operations. As a result, the Group may require a significant portion of its cash flow to service its debt obligations. This could impair its ability to make necessary capital expenditures, develop business opportunities or make acquisitions. The Group had negative net current assets of RMB567.3 million, RMB90.8 million and RMB163.2 million, respectively, as at 31 December 2003, 2004 and 2005, and net current assets of RMB18.5 million as at 30 June 2006. The decrease in cash and cash equivalents amounted to RMB32.0 million, RMB182.7 million, RMB142.5 million and RMB54.1 million, respectively, for the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006. If the Group fails to generate sufficient cash flow from its operations in the future to service its debt obligations and make necessary capital expenditures, the Group may seek additional financing or seek to refinance some or all of its debts. However, there is no assurance that any of these alternatives would be available on satisfactory terms, if at all, or without breach of the terms and conditions of the then existing financing arrangements. In addition, higher interest rates will increase debt service requirements on the Group's floating rate debt and increase finance costs for additional borrowings which may have a material adverse effect on the Group's business, financial condition and results of operations.

- **If the preferential corporate income tax rates enjoyed by the Company and other entities within the Group are modified or terminated, the Group's results of operations will be affected**

PRC corporate income tax is currently generally assessed at the rate of 33% of taxable income. The Company enjoys a preferential corporate income tax rate at 15% starting from 1 January 2006, pursuant to relevant tax regulations in Pudong New Area, under which the enterprises registered in the Pudong New Area could apply for and be granted the reduced 15% corporate income tax rate. Four of the subsidiaries of the Group, Jin Jiang Hotels Development, Jin Jiang Hotel Management, Jin Jiang International Hotel Investment and Shanghai Jinhua Hotel Company Limited, one jointly controlled entity of the Group, Shanghai

Jin Jiang Tomson Hotel Company Limited, and one associated company of the Group, New Asia Café de Coral, which are registered in Pudong New Area, also enjoy such preferential tax treatment. Please refer to the section headed "Financial Information — Selected Income Statement Line Items — Income Tax Expense" in this prospectus.

There is no assurance that the PRC central tax authority or the tax authority of Shanghai Municipality, which have the authority to revise the corporate income tax rates applicable to enterprises registered in Pudong New Area, including the Company and other entities described above, would not modify or terminate the current preferential tax treatment. In the event that the central tax authority or the tax authority of Shanghai Municipality were to determine that enterprises registered in Pudong New Area are no longer entitled to the preferential corporate income tax rate of 15%, the Company and other entities described above could be subject to corporate income tax at the usual rate, currently at 33%. As a result, the Group's profits after taxation would be correspondingly reduced and the Group's results of operations will be adversely affected.

**RISKS RELATING TO THE HOTEL INDUSTRY IN THE PRC**

- **The Group's business may be adversely affected by a reduction in business travel or discretionary consumer spending as a result of a downturn in the PRC or the global economy**

The Group's core business may be adversely affected by a reduction in business travel or discretionary consumer spending as a result of a downturn in the PRC or the global economy. Consumer demand for the hotel accommodation, trade shows and convention amenities which are provided by the Group is particularly sensitive to downturns in the economy. In particular, the Group is vulnerable to decline in demand from business and high class leisure travellers, since a major part of the Group's income is derived from its 5-star and 4-star hotels. Changes in consumer preferences, the level of business travel, or discretionary consumer spending brought about by factors such as fear of war and future acts of terrorism, deterioration in general economic conditions, decreases in disposable consumer income, fear of recession or decline in consumer confidence in the economy could reduce consumers' demand for the products and leisure services provided by the Group, thus imposing practical limits on pricing and consequently will have an adverse effect on the Group's business, financial condition and results of operations.

- **An outbreak of SARS, bird flu or other highly infectious diseases may adversely affect the number of visitors to the Group's hotels and/or facilities as well as disrupting its operations**

A resurgence of the outbreak of SARS, bird flu or any other contagious disease in Asia could have a material adverse effect on the Group's business, financial condition and results of operations. The SARS outbreak in 2003 caused a significant decrease in the Occupancy Rate and ADR of hotels in the PRC due to disruptions in business and leisure travel patterns. If an outbreak of SARS, bird flu or another highly infectious disease occurs, it may lead to decreases in the number of visitors to the PRC and hence the number of guests in the Group's hotels. Furthermore, an outbreak of a contagious or virulent disease might disrupt the ability of the Group to adequately staff its business and could generally disrupt the operations of the Group. If any of the employees or customers of the Group were suspected of having contracted SARS or any other highly contagious disease, the Group may be required to quarantine such customers or employees or the affected areas of the Group's facilities and temporarily suspend part or all of its operations at the affected facilities. This could have a material adverse effect on the business, financial condition and results of operations of the Group.

- **The Group's business may be adversely affected by any reduction in the willingness of its customers to travel due to any acts or threats of terrorism**

The Group's results of operations are affected by the level of domestic travel within the PRC and inbound and outbound travel to and from the PRC which is in turn dependent on consumers' willingness to travel. In the event of any acts or threats of terrorism, the willingness of some customers of the Group to travel may be drastically reduced. Furthermore, any increase in anti-terrorism measures and the tightening of visa or other entry requirements may also deter some customers of the Group from travelling. The Group cannot predict the extent to which disruptions in travelling caused by any future terrorist acts would adversely affect its business, financial condition and results of operations.

- **The Occupancy Rates of the Group's hotels may be adversely affected by natural disasters**

In recent years, various Asian countries have experienced numerous natural disasters such as earthquakes, tsunamis, increasing typhoon activities and floods, resulting in numerous losses of lives and massive destruction to properties. Although the PRC was not directly affected by the tsunamis in 2004, certain areas in the PRC are susceptible to earthquakes, floods and typhoons. Should these natural disasters increase in their severity or frequency in the future, the willingness of travellers to travel throughout Asia may be affected and the tourism and hotel industry in the PRC may be adversely affected.

- **The Group faces significant competition in the operations of its Star-rated hotel business and management business, which, among other things, may lead to an over supply of hotel rooms and a lack of suitable sites for expansion**

The hotel industry is highly competitive in the PRC. The hotels in which the Group holds Hotel Interests and/or which are managed by the Group compete against international, regional and independent hotel companies, some of which may have substantially greater marketing and financial resources than the Group. The hotels in which the Group holds Hotel Interests and/or which are managed by the Group are often located in areas in which other competitors are active. There can be no assurance that new or existing competitors will not significantly lower their rates or offer greater convenience, services or amenities or significantly expand or improve facilities, thereby adversely affecting the Group's business, financial condition and results of operations.

Furthermore, as a major part of the Group's income has historically been derived from its 5-star and 4-star hotel operations in the PRC, over-building of such classes of hotels in the PRC, and in Shanghai and Beijing in particular, may reduce the average occupancy and room rate of the hotels in this class and could have an adverse effect on the business, financial condition and results of operations of the Group. In addition, should there be a lack of attractive locations in Shanghai and other major cities that are suitable for the development of hotels in the future, the Group may have to compete for acquisition opportunities with entities which may have substantially greater financial resources than the Group. These entities may generally be able to accept more risk than the Group. Competition may generally reduce the number of suitable investment opportunities available to the Group and consequently increase the bargaining power of property owners seeking to sell or lease their properties.

The Group's strategy for expansion will focus partly on securing additional management contracts for hotels owned by independent third party owners. Details of the Groups' strategies are fully described in the section headed "Business — Business Strategies" in this prospectus. In pursuing this strategy, the Group will compete against international, regional and national management companies and brand franchisers, some of which may have greater brand recognition and financial resources than the Group. In order for the Group to expand its Star-rated hotel management business by securing additional Star-rated hotel management contracts, the Group may be required to offer more attractive terms to hotel owners than those stipulated in the Group's existing Star-rated hotel management agreements. The Group also anticipates that, in certain cases, it may be required to make equity investments in hotel properties in order to secure Star-rated hotel management deals, which it may not be able to do on acceptable terms or at all. Any future management contracts offered by individual hotel owners may contain provisions restricting the payment of management fees under certain circumstances, permitting termination of the management contract in question under certain circumstances and restricting competition.

The accession of the PRC to the WTO could lead to further competition from foreign hoteliers entering the hotel market in the PRC, which may adversely affect the Group's business, financial condition and results of operations even further.

- **The revenue from the Group's hotel operations may be adversely affected if international events in the PRC cease to be held in cities where the Group's hotels are located**

The Group's hotel operations are directly affected by international events held in major cities of the PRC such as Formula One motor racing and various exhibitions and conventions. Revenue of the Group from hotels located in areas where major international events are held may increase substantially during the period when such events are being held. Seasonal factors, however, do not have an obvious impact on the Group's hotel operations, except for Spring Festival (Chinese New Year) when the Occupancy Rate of hotels in Shanghai and Beijing decreases substantially. The cash flow, financial condition and results of operations of the Group may be adversely affected if the organisations responsible for any major events such as Formula One motor racing in the PRC decide not to hold such events in Shanghai, Beijing or other cities where the Group's hotels are located in the future.

- **The hotel industry is subject to numerous government regulations in the PRC**

The hotel industry is subject to numerous national and local government regulations in the PRC, including, without limitation, those relating to the operation of hotels, the preparation and sale of food and beverages and general building and zoning requirements. The Group is also subject to laws governing its relationship with hotel employees including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with the relevant laws and regulations may increase the operating costs of the hotels in which the Group holds Hotel Interests and/or which are managed by the Group or otherwise adversely affect the business, financial condition and results of operations of the Group. The Group's business, financial condition and results of operation may also be adversely affected by any failure to maintain its existing or obtain future licences, permits or approvals or by fines or other penalties imposed in the event that it is found to have violated applicable regulations. In particular, violations of regulations relating to the preparation and sale of food and beverages could cause serious reputational damage to the Group if such violations became public, resulting in a decrease in hotel and restaurant guests.

The PRC Government controls substantially all the land in the PRC. As a result, the policies of the PRC Government towards land supply will affect the Group's ability to acquire land use rights for sites which it identifies and the costs of any acquisition. In May 2002, the PRC Government introduced regulations requiring government departments and agencies to grant state-owned land use rights for residential and commercial property developments through public tender, auction or listing-for-sale. Hence, the Group would be required to participate in these above-mentioned processes to acquire land use rights which may result in higher prices than before.

**RISKS RELATING TO THE PRC**

- **Changes in the economic and political environment in the PRC and policies adopted by the PRC Government to regulate its economy may affect the business, operating results and financial condition of the Group**

The economy of the PRC differs from the economies of most countries in many respects, including:

- economic structure;
- level of government involvement;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

The PRC economy has been transforming from a planned economy to a more market oriented economy. In the past two decades, the PRC government has implemented economic reform measures emphasising utilisation of market forces in the development of the PRC economy. Although the Group believes that these reforms will have a positive effect on its overall and long-term development, it cannot predict whether changes in PRC's political, economic and social conditions, laws, regulations and policies will have any adverse effect on its current or future business, results of operations and financial condition.

- **Government control of currency and future movements in exchange rates may affect the Company's ability to remit dividends, and therefore its business, *financial condition and results of operations***

Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and US dollars, has been based on the exchange rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates in the PRC and current exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi to US dollars has generally been stable as it is based on a peg. On 21 July 2005, the PRC changed its currency policy. The PRC abandoned the Renminbi peg to US dollars in favour of a managed float of the Renminbi based on market demand and supply with reference to a basket of currencies and their weightings. The central parity rate of Renminbi rose to 7.8804 to the US dollar on 6 November 2006, bringing the currency's total appreciation to more than 5.03% since reform of the exchange rate system began in July 2005. As the Renminbi is allowed to move in a managed way, there can be no assurance that the Renminbi will not further appreciate or that other measures will not be introduced to address the concerns of the PRC's trading partners. However, there is no assurance that such exchange rate will continue to remain stable in the future. Since the income and profit of the Company are denominated in Renminbi, a portion of which must be converted into other currencies to meet the Group's foreign currency obligations, any decrease in the value of the Renminbi may affect the value of, and dividends, if any, payable on, the H Shares in foreign currency terms.

- **Interpretation and enforcement of PRC laws and regulations involve uncertainties that could limit the legal protections available to the Group or to the shareholders of the Company**

The PRC legal system is based on written statutes and their legal interpretation by the 全國人民代表大會常委會 (Standing Committee of the National People's Congress). Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC Government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organisation and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

Because the Company is offering and listing H Shares outside the PRC, the Company is subject to the PRC regulations governing PRC companies that are listed overseas. These regulations contain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. The Company Law and these regulations, in general, and the provisions for the protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the United States and other developed countries or regions. These limited investor protection are partially mitigated by the provisions on shareholders' rights contained in the Mandatory Provisions as the articles of association of all PRC companies listed in Hong Kong must incorporate these Mandatory Provisions together with those additional requirements imposed under the Listing Rules. Although the Articles of Association have incorporated these provisions and requirements, the shareholders of the Company may still not be able to enjoy protections that they may be entitled to in other jurisdictions.

- **Holders of H Shares may be subject to PRC taxation in the future**

Under current PRC tax laws, regulations and rulings, dividends paid by the Company to holders of H Shares who are individuals not resident in the PRC or which are foreign enterprises with no permanent establishments in the PRC are not currently subject to PRC withholding tax. In addition, gains realised by individuals or enterprises upon the sale or other disposition of H Shares are not currently subject to PRC capital gains tax. However, there can be no assurance that withholding or capital gains taxes will not become applicable to such dividends or gains in the future. In such event, holders of H Shares could become subject to a withholding tax on dividends or to a capital gains tax, which may currently be imposed upon individuals at the rate of 20%, unless reduced or eliminated by an applicable double taxation treaty.

- **It may be difficult to effect service of process upon the Company, the Directors or executive officers who live in the PRC or to enforce against them in the PRC any judgments obtained from non-PRC courts**

The Company is a joint stock company incorporated in the PRC with limited liability. As at the Latest Practicable Date, all of the Directors (apart from Mr. Ji Gang and Mr. Lee Chung Bo), Supervisors (apart from Ms. Chen Junjin), and senior management personnel reside within the PRC, and much of the assets of the Company and of such persons are located in the PRC. Therefore, it may not be possible for investors to effect service of process upon such persons in the PRC or to enforce against the Company or such persons in the PRC any judgments obtained from non-PRC courts. The PRC does not have treaties or arrangements providing for the recognition and enforcement of civil judgments of the courts of the United Kingdom, the United States or most other western countries. Therefore recognition and enforcement in the PRC of judgments obtained in such jurisdictions may be impossible. On 14 July 2006, the PRC and Hong Kong signed the "Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matter by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned".

The Articles of Association require a holder of H Shares having a claim against or dispute with the Company, a Director, a Supervisor or an officer of the Company or a holder of Domestic Shares relating to any rights or obligations conferred or imposed by the Articles of Association, the Company Law or any laws or administrative regulations and relating to the affairs of the Group, to submit the dispute or claim to CIETAC or to HKIAC for arbitration. The Articles of Association further provide that the arbitral award shall be final and binding on all parties. Pursuant to the Arbitration Rules of CIETAC which were revised on 5 September 2000 and became effective on 1 October 2000, CIETAC's jurisdiction covers disputes relating to Hong Kong.

The PRC is a signatory to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") which had historically permitted reciprocal enforcement in the PRC of awards of arbitral bodies located in other New York Convention signatory countries. On 18 June 1999, an arrangement was made between Hong Kong and the PRC for mutual enforcement of arbitration awards. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council, and became effective on 1 February 2000.

- **The PRC Government may requisition the properties of the Group**

Any land in the PRC is subject to requisition or acquisition with compensation by the PRC Government for public interest pursuant to the provisions of the PRC Law on the Administration of Land promulgated by the NPC on 25 June 1986 (as amended on 29 August 1998 and 28 August 2004) and its supplemental legislation.

In the event of an acquisition of any of the properties belonging to the Group, the amount of compensation awarded may not be based on the open market value of the affected property. In addition, the compensation amount may also be less than the consideration amount paid for the acquisition of the affected property.

## RISKS RELATING TO THE GLOBAL OFFERING

- **There has been no prior public market for the H Shares and liquidity and market price of the H Shares may be volatile**

Before the Global Offering, there was no public market for the H Shares. The initial Offer Price range to the public for the H Shares was the result of negotiations among the Company, and the Joint Global Coordinators on behalf of the Underwriters and the Offer Price may differ significantly from the market price for the H Shares following the Global Offering. The Company has applied to list and deal in the H Shares on the Stock Exchange. However, being listed on the Stock Exchange does not guarantee that an active trading market for the H Shares will develop following the Global Offering.

The price and trading volume for the H Shares may be highly volatile. Factors such as variations in the Group's revenue, earnings and cash flow and announcements of new investments, strategic alliances and/or acquisitions, or fluctuations in market prices for hotel rooms, and other services of the Group could cause the market price for the H Shares to change substantially. Any such developments may result in large and sudden changes in the volume and price at which the H Shares will trade. The Company can give no assurance that these developments will not occur in the future.

- **Dilution of shareholders as a result of additional equity fund raising**

The Group may need to raise additional funds in the future to finance expansion of or new developments relating to its existing operations or new acquisitions. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of the shareholders of the Company may be reduced, shareholders may experience subsequent dilution and/or such securities may have rights, preferences and privileges of a higher priority to the H Shares.

- **Disposal of H Shares to be retained by SSF or the conversion of the Group's Domestic Shares into H Shares following Listing may result in an increase of the number of H Shares available on the market and may affect the price of the H Shares**

Pursuant to the approval of the SASAC and SSF, the Promoters are required to transfer to SSF, in proportion to their respective shareholdings, such number of Domestic Shares as shall be in aggregate equivalent to 10% of the number of Offer Shares. These Domestic Shares will be converted into H Shares on a one-for-one basis upon Listing and will be held by SSF immediately thereafter. SSF will retain a total of 110,000,000 H Shares, representing 2.5%, or 126,500,000 H Shares, representing approximately 2.77% of the total issued share capital of the Company, assuming that the Over-allotment Option is not exercised or is exercised in full, respectively. As advised by the Company's PRC legal adviser, Jingtian & Gongcheng, there is no legal restriction on SSF to transfer or dispose of such H Shares following the Listing. The above-mentioned arrangement shall result in an increase of the number of H Shares available on the market and may, directly or indirectly, affect the trading price of the H Shares following the Listing.

Subject to the approval of the State Council securities regulatory authority, the Domestic Shares may be transferred to overseas investors, and such Domestic Shares may be listed or traded on an overseas stock exchange. Any listing or trading of the transferred Domestic Shares on an overseas stock exchange must also comply with the regulatory procedures, rules and requirements of such stock exchange. No class shareholder voting is required for the listing and trading of the transferred Domestic Shares on an overseas stock exchange. However, the Company Law provides that in relation to the public offering of a company, the shares of that company which are issued prior to the public offering shall not be transferred within one year from the date of the listing. Therefore a potential re-registration of substantial amounts of Domestic Shares one year after the Global Offering could further increase the supply of H Shares in the market and could impact the market price of the H Shares negatively.

For further details in relation to the above, please refer to the section headed "Share Capital — Contribution to the National Social Security Fund" in this prospectus.

**OTHER RISKS**

- **Statistics contained in this prospectus are derived from various official sources and may not be reliable**

Facts and statistics presented in this prospectus such as statistics relating to the hotel industry in the PRC are derived from various official government publications. While the Directors have taken reasonable care to ensure that the facts and statistics are accurately reproduced from such sources, they have not been independently verified by the Group. Therefore the Group and the Directors and all parties involved in the Global Offering make no representation as to the correctness or accuracy of data collection in respect of the statistics presented in this prospectus. The statistics referred to in this prospectus may not be accurate or may not be comparable with statistics produced for other economies, and should not be unduly relied upon. There is no assurance that the statistics stated in this prospectus are stated or compiled on the same basis or within the same degree of accuracy as may be the case elsewhere.

**The Group strongly cautions investors not to place any reliance on any information contained in press articles or other media regarding the Group and the Global Offering.**

Prior to the publication of this prospectus, there has been press and media coverage regarding the Group and the Global Offering, which included certain financial information, financial projections, valuations and other information about the Group that do not appear in the prospectus. The Group has not authorised the disclosure of any such information in the press or media. The Group does not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. The Group makes no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than this prospectus is inconsistent or conflicts with the information contained in this prospectus, the Group disclaims it. Accordingly, prospective investors should not rely on any such information. In making the decision as to whether to purchase the Offer Shares, investors should rely only on the financial, operational and other information included in this prospectus.

## CONNECTED TRANSACTIONS

Members of the Group have entered into and are expected to enter into certain transactions, which would constitute non-exempted continuing connected transactions of the Company under the Listing Rules after Listing. The Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the announcement requirements set out in Chapter 14A of the Listing Rules for such non-exempted continuing connected transactions. Further details of such waiver are set out in the section headed "Connected Transactions" in this prospectus.

## MANAGEMENT PRESENCE IN HONG KONG

According to Rules 8.12 and 19A.15 of the Listing Rules, the Company must have a sufficient management presence in Hong Kong. This normally means that at least two of the executive Directors must be ordinarily resident in Hong Kong. At present, all the executive Directors ordinarily reside in the PRC and the Company's main operations are in the PRC. The Company does not and will not, in the foreseeable future, have any management presence in Hong Kong.

Accordingly, Baker & McKenzie, as the Hong Kong legal advisers to the Company, has applied on behalf of the Company to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 8.12 and 19A.15 of the Listing Rules.

Under the wavier application, the Company has proposed to implement the following alternative arrangements to ensure adequate means of communication exist between the Stock Exchange and itself: (1) the Company has two independent non-executive directors who are ordinarily resident in Hong Kong; (2) the Company has appointed two authorised representatives who would be readily contactable by the Stock Exchange; (3) the Company has appointed an alternate to the authorised representatives to be based in Hong Kong to act at all times as an alternative channel of communication with the Stock Exchange; (4) the Company has retained a compliance adviser with effect from the date of Listing, who will, among other things, act as the Company's principal channel of communication with the Stock Exchange in addition to the Company's authorised representatives; and (5) the Company will after the Listing retain Baker & McKenzie as its Hong Kong legal advisers to advise on on-going compliance and Listing Rules issues and other applicable laws and regulations in Hong Kong.

## JOINT COMPANY SECRETARIES

According to Rule 8.17 of the Listing Rules, the secretary of the Company must be a person who is ordinarily resident in Hong Kong and who has the requisite knowledge and experience to discharge the functions of a secretary and is either (i) an Ordinary Member of The Hong Kong Institute of Chartered Secretaries, a solicitor or barrister as defined in the Legal Practitioners Ordinance or a professional accountant, or (ii) an individual who, by virtue of his academic or professional qualifications or relevant experience, is in the opinion of the Stock Exchange capable of discharging those functions. Rule 19A.16 of the Listing Rules provides that the secretary of a PRC issuer, such as the Company, need not be ordinarily resident in Hong Kong, provided that such person can meet the other requirements of Rule 8.17.

The Company has appointed Mr. Kang Ming and Mr. Yuen Chin Yau as joint Company secretaries. The Company believes that Mr. Kang Ming (by virtue of his knowledge and experience in the listing rules of the Shanghai Stock Exchange and other relevant PRC securities laws and regulations) should be capable of discharging his functions as a company secretary. However, since Mr. Kang Ming does not possess the formal qualifications as are normally required under the Listing Rules, the Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 8.17 and 19A.16 in relation to Mr. Kang Ming being appointed as a joint Company secretary. The waiver was granted for a period of three years from the date of Listing, during which three-year period Mr. Yuen Chin Yau (as the other joint Company secretary) will work closely with, and provide assistance to, Mr. Kang Ming in the discharge of his duties. At the end of such three-year period, an evaluation of the qualifications and experience of Mr. Kang Ming, and in turn the need for on-going assistance, would again be made to determine if the requirements under Rules 8.17 and 19A.16 as are normally required of Mr. Kang Ming as a Company secretary would then be satisfied.

## DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus contains particulars given in compliance with the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules and the Listing Rules for the purpose of giving information to the public with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this prospectus misleading.

## CSRC APPROVAL

The CSRC has given its approval on 8 November 2006 for the issue of H Shares and to list the H Shares on the Stock Exchange. In granting such approval, the CSRC accepts no responsibility for the financial soundness of the Company nor the accuracy of any of the statements made or opinions expressed in this prospectus or in the Application Forms.

## UNDERWRITING

This prospectus is published solely in connection with the Global Offering.

BNP Paribas and UBS are the joint global coordinators, joint bookrunners and joint lead managers of the Global Offering, which is fully underwritten by the Underwriters, subject to the conclusion of the Price Determination Agreement and the terms and conditions of the Underwriting Agreements. BNP Paribas is the Sponsor.

For more information about the Underwriters and the underwriting arrangements, see the section headed "Underwriting" in this prospectus.

## DETERMINATION OF THE OFFER PRICE

The Offer Shares are being offered at the Offer Price which will be determined by the Joint Global Coordinators (on behalf of the Underwriters) and the Company on or before 9 December 2006, or such later date as may be agreed between the Joint Global Coordinators (on behalf of the Underwriters) and the Company.

If the Joint Global Coordinators (on behalf of the Underwriters) and the Company are unable to reach an agreement on the Offer Price by 9 December 2006, or such later date as may be agreed between the Joint Global Coordinators (on behalf of the Underwriters) and the Company, the Global Offering will not become unconditional and will lapse.

## RESTRICTIONS ON OFFER AND SALE OF H SHARES

No action has been taken to permit a public offering of the Offer Shares or the general distribution of this prospectus and/or the related application forms in any jurisdiction other than Hong Kong. Accordingly, this prospectus may not be used for the purposes of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation.

The Offer Shares are offered for subscription and sale solely on the basis of the information contained and representations made in this prospectus. No person is authorised in connection with the Global Offering to give any information, or to make any representation, not contained in this prospectus, and any information or representation not contained in this prospectus must not be relied upon as having been authorised by the Company, the International Underwriters, the Hong Kong Underwriters, any of their respective directors or any other persons or parties involved in the Global Offering.

**United States**

The Offer Shares have not been and will not be registered under the US Securities Act and, may not be offered, sold, pledged or transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. The Offer Shares are being offered and sold outside of the United States in "offshore transactions" (within the meaning of Regulation S) in reliance on Regulation S and in accordance with applicable foreign laws and within the United States only to QIBs in reliance on Rule 144A or another exemption from registration under the US Securities Act.

Until the expiration of 40 days after the later of the commencement of the Global Offering and the date of the closing of the Global Offering, an offer or sale of the Offer Shares within the United States by a dealer, whether or not participating in the Global Offering, may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from, or in transaction not subject to, such requirements.

The Offer Shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Global Offering or the accuracy or adequacy of this prospectus relating to the Global Offering. Any representation to the contrary is a criminal offence in the United States.

**United Kingdom**

In the United Kingdom, this document is being distributed only to, and is directed only at, qualified investors (a) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion Order) 2005, as amended (the "Order"), or (b) who are high net worth bodies corporate, unincorporated associations and partnerships and the trustees of high value trusts, as described in Article 49(2) of the Order, and to other persons to whom it may lawfully be communicated (all such persons being referred to as "relevant persons"). Any investment or investment activity to which this document relates is only available to and will only be engaged in with (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, qualified investors. Any other persons who receive this document should not act or rely upon it.

**European Economic Area**

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of the Shares which are the subject of the Global Offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) total balance sheet assets of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3(2) of the Prospectus Directive; and

(iv) provided that no such offer of the Shares shall result in a requirement for the publication by the Company, any Selling Shareholder or any Joint Bookrunner of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive includes any relevant implementing measure in each Relevant Member State.

**Singapore**

This prospectus has not been and will not be lodged with and registered by the Monetary Authority of Singapore as a prospectus under the Securities and Futures Act (Cap 289) of Singapore (the "SFA") and the Offer Shares will be offered in Singapore pursuant to exemptions invoked under Subdivision 4, Division 1, of Part XIII of the SFA. Accordingly, this prospectus and any other Offering document or materials in connection with the offer of the Offer Shares may not be issued, circulated or distributed in Singapore nor may any of the Offer Shares be offered for subscription or purchase or made the subject of an invitation or offer for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than: (a) pursuant to, and in accordance with the conditions of, exemptions invoked under Subdivision 4, Division 1, of Part XIII, particularly sections 272B, 274 and 275, of the SFA and to persons to whom the Offer Shares may be offered or sold under such exemptions; or (b) otherwise pursuant to, and in accordance with the conditions of any other provision of the SFA (including any re-sale restrictions under Section 276 of the SFA).

**Italy**

the Global Offering of Offer Shares has not been registered with CONSOB (the Italian securities and exchange commission) pursuant to the Italian securities legislation, and accordingly, the Offer Shares may not be offered, sold or delivered nor may any copies of this prospectus or any other document relating to the Global Offering be delivered in Italy in a solicitation to the public at large (sollecitazione all'investimento). In the Republic of Italy, the Global Offering may only be:

(1) offered or sold to Professional Investor (*operatori qualificati*) as defined by article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998 ("Regulation No 11522"), as subsequently modified, and effected in compliance with the terms and procedures provided therein; or

(2) offered or sold in circumstances which are exempted from the rules of solicitation of investments pursuant to Article 100 of Legislative Decree No 58 of 24 February 1998 (the "Italian Financial Act") and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999, as amended, and the offer and sale of the Offer Shares may in any event only be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

The Offer Shares may not be offered, sold or delivered and neither this prospectus nor any other material relating to the Global Offering and the Offer Shares may be distributed or made available in Italy, unless such offer, sale or delivery of Offer Shares or distribution or availability copies of this prospectus or any other material relating to the Global Offering and the Offer Shares in the Republic of Italy is:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Italian Financial Act, Legislative Decree No 385 of 1 September 1993 (the "Italian Banking Act"), as amended, Regulation No 11522 and any other applicable laws and regulations; and

(b) in compliance with Article 129 of the Italian Banking Act and the implementing instructions of the Bank of Italy (if applicable).

*Insofar as the requirements above are based on laws which are supersede at any time* pursuant to the implementation of the EU Directive 2003/71/ECC (the "Prospectus Directive"), such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

**Japan**

The Offer Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "SEL"). The Offer Shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the SEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, a "resident of Japan" means any natural person residing in Japan and business offices located in Japan, including any corporation or other entity organised under the laws of Japan.

**Germany**

This prospectus is not being distributed in the context of a public offer of securities in Germany within the meaning of Section 2 no. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz, "WpPG"). This prospectus is not a Securities Prospectus (Wertpapierprospekt) within the meaning of the WpPG and has neither been filed with or approved by the Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) nor an exemption from such prospectus requirement according to Section 3 (2) or Section 4 of the WpPG has been granted. Therefor, this Securities Prospectus, copies of this Securities Prospectus or any other documents relating to the Offer Shares may not be distributed, and the Offer Shares may neither directly nor indirectly be offered or sold in Germany other than (i) to qualified investors as defined in Section 2 (6) of the WpPG, (ii) to other investors if they are required to purchase Offer Shares for a total amount of at least EUR 50,000.00, or (iii) otherwise to a limited group of investors as provided under Section 3 (2) no. 2 of the WpPG.

**Netherlands**

The Offer Shares may not be offered, sold, transferred, or delivered as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity residing or deemed to be residing in the Netherlands, other than to individuals or entities that trade or invest in securities in the conduct of their business or profession within the meaning of Section 2 of the Exemption Regulation to the Netherlands Act on the Supervision of Securities Trade 1995 (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), which includes credit institutions, securities institutions (including dealers and brokers), investment institutions, insurance companies, pension funds, central governments, large international and supranational organisations and other comparable entities, including inter alia, treasuries and finance companies of large commercial enterprises, which trade or invest in securities in the conduct of a business or profession.

***Notice to Prospective Investors in the Netherlands***

This prospectus has been prepared on the basis that all offers of Shares in The Netherlands, will be made pursuant to an exemption under the Prospectus Directive, as implemented in the Netherlands, from the requirement to produce a prospectus for offers of Shares. Accordingly, any person making or intending to make any offer within the Netherlands of the Shares which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the Underwriters to produce a prospectus for such offer. Neither we nor the Underwriters have authorised, nor do we authorise, the making of any offer of the Shares through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of the Shares contemplated in this prospectus.

**France**

This prospectus has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French *Code monétaire et financier* and has therefore not been submitted to the French *Autorité des Marchés Financiers (AMF)* for prior approval or review. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this prospectus nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France. Such offers, sales or distributions may only be made in France to qualified investors (*investisseurs qualifiés*) provided that such investors are acting for their own account, and/or to persons providing portfolio management financial services (*personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers*), all as defined and in accordance with Articles L.411-2 and D.411-1 of the French *Code monétaire et financier* on the conditions that none shall be passed by them onto any person nor reproduced (in whole or in part) and that applicants undertake not to re-transfer, directly or indirectly, the securities to the public in France, other than in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L. 621-8-3 of the French *Code monétaire et financier.*

Potential investors in the securities are informed that (i) no prospectus nor any other offering material in relation to the offer of the securities has been or will be lodged or registered with the French *Autorité des Marchés Financiers (AMF)* and (ii) as regards qualified investors (*investisseurs qualifiés*), they must participate in the offer of such securities for their own account in the conditions set out by Article D.411-1 of the French *Code monétaire et financier.*

**PRC**

This prospectus may not be circulated or distributed in the PRC and the Offer Shares may not be offered or sold directly or indirectly to any resident of the PRC, or offered or sold to any person for re-offering or re-sale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

**Taiwan**

The Offer Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan or any other government authorities of Taiwan, and are not being offered or sold and may not be offered or sold, directly or indirectly, in Taiwan or otherwise, to, or for the benefit of, any resident or entity of Taiwan, except (a) pursuant to the requirements of the securities related laws and regulations in Taiwan; and (b) in compliance with any other applicable requirements of Taiwan laws.

**Canada**

The Offer Shares may only be offered in those jurisdictions in Canada and to those persons where and to whom they may be lawfully offered for sale, and therein only by persons permitted to sell the Offer Shares. This prospectus is not, and under no circumstances is to be construed as, an advertisement or public offering of the Offer Shares. No securities commission in Canada has reviewed or in any way passed upon this prospectus or the merits of the offering and any representation to the contrary is an offence.

## APPLICATION FOR LISTING ON THE STOCK EXCHANGE

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares (including Shares which may fall to be issued under the Over-allotment Option and Shares which may be converted from Domestic Shares upon the Listing and upon the exercise of the Over-allotment Option for SSF's retention).

Save as disclosed herein, no part of the share or loan capital of the Company is listed on or dealt in on any other stock exchange and no such listing or permission to list is being or is proposed to be sought in the near future.

Under section 44B(1) of the Companies Ordinance, any allotment made in respect of any application will be invalid if the listing of, and permission to deal in, the Offer Shares on the Stock Exchange is refused before the expiration of three weeks from the date of the closing of the application lists, or such longer period (not exceeding six weeks) as may, within the said three weeks, be notified to the Company by the Stock Exchange.

## HONG KONG H SHARE REGISTER AND STAMP DUTY

All H Shares sold pursuant to applications made in the Hong Kong Public Offering and the International Placing will be registered on the Company's H Share register of members to be maintained in Hong Kong. The Company's principal register of members will be maintained by the Company at its head office in the PRC.

Dealings in H Shares registered in the H Share register of the Company will be subject to Hong Kong stamp duty.

Unless determined otherwise by the Company, dividends payable in Hong Kong dollars in respect of Shares will be paid to the shareholders listed on the Hong Kong branch register of the Company, by ordinary post, at the shareholders' risk, to the registered address of each shareholder.

## SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of listing of, and permission to deal in, the Shares on the Stock Exchange and the Company's compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Stock Exchange or any other date as HKSCC chooses. Settlement of transaction between participants of the Stock Exchange is required to take place in CCASS on the second Business Day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the H Shares to be admitted into CCASS.

## PROFESSIONAL TAX ADVICE RECOMMENDED

Potential investors in the Global Offering are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding and dealing in the H Shares. None of the Company, the Underwriters, any of their respective directors or any other person or party involved in the Offering accepts responsibility for any tax effects on, or liabilities of, any person resulting from the subscription, purchase, holding or disposition of H Shares.

## OVER-ALLOTMENT AND STABILISATION

In connection with the Global Offering, UBS or any person acting for it, on behalf of the Underwriters, may over-allocate or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period on or after the date of Listing. However, there is no obligation on UBS or any person acting for it to do this. Such stabilisation action, if taken, may be discontinued at any time, and is required to be brought to an end after a limited period.

In connection with the Global Offering, the Company is expected to grant to the International Underwriters the Over-allotment Option, which is exercisable in full or in part by the Joint Global Coordinators (on behalf of the International Underwriters) no later than 30 days after the last day for lodging applications under the Hong Kong Public Offering. Pursuant to the Over-allotment Option, the Company may be required to issue and allot at the Offer Price up to an aggregate of 165,000,000 additional Shares, representing 15.0% of the total number of Shares initially available under the Global Offering, to, among other things, cover over-allocations in the International Placing, if any.

Further details with respect to stabilisation and the Over-allotment Option are set out in the paragraph headed "Over-allotment and Stabilisation" under the section headed "Structure of the Global Offering" in this prospectus.

## PROCEDURES FOR APPLICATION FOR HONG KONG OFFER SHARES

The procedures for applying for Hong Kong Offer Shares are set out in the section headed "How to Apply for Hong Kong Offer Shares" and on the relevant Applications Forms.

## STRUCTURE OF THE OFFERING

Details of the structure of the Global Offering, including its conditions, are set out in the section entitled "Structure of the Global Offering".

## DIRECTORS

| Name | Address | Nationality |
|---|---|---|
| *Executive Directors* | | |
| Mr. Yu Minliang | Unit 601<br>No. 35, Lane 160,<br>Long Cao Road<br>Xuhui District<br>Shanghai<br>PRC | Chinese |
| Ms. Chen Wenjun | Unit 1102<br>No. 9, Lane 99<br>Zhu Cheng Road<br>Minhang District<br>Shanghai<br>PRC | Chinese |
| Mr. Yang Weimin | Room 1001,<br>No. 29, Lane 800<br>Jinxiu Road<br>Pudong New Area<br>Shanghai<br>PRC | Chinese |
| Mr. Chen Hao | Unit 701<br>No. 17, Lane 85<br>Suzhou Road (West)<br>Jingan District<br>Shanghai<br>PRC | Chinese |
| Mr. Yuan Gongyao | Room 1807<br>No. 38, Lane 220,<br>Anshun Road<br>Changning District<br>Shanghai<br>PRC | Chinese |
| Mr. Xu Zurong | Room 201<br>No. 21, Lane 601<br>Qingxi Road<br>Changning District<br>Shanghai<br>PRC | Chinese |

| Name | Address | Nationality |
|---|---|---|
| Mr. Han Min | Room 602<br>No. 11, Lane 100<br>Kangping Road<br>Xuhui District<br>Shanghai<br>PRC | Chinese |
| Mr. Kang Ming | Room 802<br>No. 10, Lane 3208<br>Longhua Road<br>Shanghai<br>PRC | Chinese |
| *Non-executive Director* | | |
| Mr. Shen Maoxing | Unit 501<br>No. 108, Lane 580,<br>Yong Jia Road<br>Xuhui District<br>Shanghai<br>PRC | Chinese |
| *Independent Non-executive Directors* | | |
| Mr. Ji Gang | Flat C 16/F<br>Li Chit Garden<br>1 Li Chit Street<br>Wan Chai<br>Hong Kong | Chinese |
| Mr. Xia Dawei | Room 1202<br>No. 10, Lane 289,<br>Ouyang Road<br>Hongkou District<br>Shanghai<br>PRC | Chinese |
| Mr. Sun Dajian | Room 1701,<br>No. 3, Lane 655,<br>Hutai Road,<br>Shanghai<br>PRC | Chinese |

| Name | Address | Nationality |
|---|---|---|
| Mr. Rui Mingjie | Room 1201<br>No. 10, Lane 1669,<br>Huangxing Road,<br>Shanghai<br>PRC | Chinese |
| Mr. Yang Menghua | Room 1202,<br>No. 6, Lane 888,<br>Dong Da Ming Road,<br>Hongkou District,<br>Shanghai<br>PRC | Chinese |
| Mr. Tu Qiyu | Room 1801, 18/F<br>No. 72, Lane 2518<br>Longhua Road<br>Shanghai<br>PRC | Chinese |
| Mr. Shen Chengxiang | 20th Floor, Zidong Ge<br>Huandao Plaza<br>Yuan Jiang Si Road (East)<br>Haikou<br>PRC | Chinese |
| Mr. Lee Chung Bo | 401 Block A, Kornhill,<br>Hong Kong | Chinese |

**SUPERVISORS**

| Name | Address | Nationality |
|---|---|---|
| Mr. Wang Xingze | Unit 401<br>No. 214, Lane 2053<br>Huang Xing Road<br>Yangpu District<br>Shanghai<br>PRC | Chinese |
| Mr. Wang Guoxing | Unit 702<br>No. 24, Lane 815<br>Tao Lin Road<br>Pudong New Area<br>Shanghai<br>PRC | Chinese |

| Name | Address | Nationality |
|---|---|---|
| Mr. Ma Mingju | Unit 502<br>No. 24 Ouyang Road<br>Lane 378<br>Hongkou District<br>Shanghai<br>PRC | Chinese |
| Ms. Chen Junjin | Room 1204, 12/F<br>Hong Way Garden<br>Block A<br>8 New Market Street<br>Hong Kong | Chinese |
| Ms. Jiang Ping | Room 1501<br>No. 16, Lane 888<br>Jinxiu Road<br>Pudong New Area<br>Shanghai<br>PRC | Chinese |
| Mr. Zhou Qiquan | Room 502<br>No. 35, Lane 2196,<br>Zhongshan Road (North)<br>Putuo District<br>Shanghai<br>PRC | Chinese |

## PARTIES INVOLVED

| | |
|---|---|
| **Sponsor** | BNP Paribas Peregrine Capital Limited<br>59th–63rd Floors<br>Two International Finance Centre<br>8 Finance Street<br>Central<br>Hong Kong |
| **Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers** | BNP Paribas Peregrine Capital Limited<br>59th–63rd Floors<br>Two International Finance Centre<br>8 Finance Street<br>Central<br>Hong Kong<br><br>UBS AG acting through its business group, UBS Investment Bank<br>52nd Floor<br>Two International Finance Centre<br>8 Finance Street<br>Central<br>Hong Kong |
| **Co-managers** | DBS Asia Capital Limited<br>22/F, The Center<br>99 Queen's Road Central<br>Hong Kong<br><br>First Shanghai Securities Limited<br>19/F, Wing On House<br>71 Des Voeux Road Central<br>Hong Kong<br><br>Shenyin Wanguo Capital (H.K.) Limited<br>28th Floor, Citibank Tower<br>Citibank Plaza<br>3 Garden Road<br>Central<br>Hong Kong<br><br>Sun Hung Kai International Limited<br>Level 12, One Pacific Place<br>88 Queensway<br>Hong Kong |

**Underwriters**

*Hong Kong Public Offering Underwriters*
BNP Paribas Peregrine Capital Limited
59th–63rd Floors
Two International Finance Centre
8 Finance Street
*Central*
Hong Kong

UBS AG acting through its business group,
UBS Investment Bank
52nd Floor
Two International Finance Centre
8 Finance Street
*Central*
Hong Kong

DBS Asia Capital Limited
22/F, The Center
99 Queen's Road Central
Central
Hong Kong

First Shanghai Securities Limited
19/F, Wing On House
71 Des Voeux Road Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Central
Hong Kong

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

*International Underwriters*
BNP Paribas Peregrine Capital Limited
59th–63rd Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

UBS AG acting through its business group,
UBS Investment Bank
52nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

DBS Asia Capital Limited
22/F, The Center
99 Queen's Road Central
Central
Hong Kong

First Shanghai Securities Limited
19/F, Wing On House
71 Des Voeux Road Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Central
Hong Kong

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

**Auditors and Reporting Accountants**

PricewaterhouseCoopers
*Certified Public Accountants*
22nd Floor, Prince's Building
Central
Hong Kong

| | |
|---|---|
| **Legal Advisers to the Company** | *as to Hong Kong and US law:*<br>Baker & McKenzie<br>14th Floor<br>Hutchison House<br>10 Harcourt Road<br>Central<br>Hong Kong |
| | *as to PRC law:*<br>Jingtian & Gongcheng<br>Floor 15, The Union Plaza<br>20 Chaoyangmenwai Dajie<br>Beijing 100020<br>PRC |
| **Legal Advisers to the Sponsor and the Underwriters** | *as to Hong Kong and US law:*<br>Herbert Smith<br>23rd Floor, Gloucester Tower<br>15 Queen's Road<br>Central<br>Hong Kong |
| | *as to PRC law:*<br>King and Wood<br>28th–29th Floor<br>Huai Hai International Plaza<br>1045 Huihai Road (M)<br>Shanghai<br>PRC |
| **Property Valuers** | American Appraisal China Limited<br>Units 1506–1510<br>15th Floor, Dah Sing Financial Centre<br>108 Gloucester Road<br>Wanchai<br>Hong Kong |

| | |
|---|---|
| **Receiving Bankers** | Standard Chartered Bank (Hong Kong) Limited<br>15th Floor, Standard Chartered Tower<br>388 Kwun Tong Road, Kwun Tong<br>Kowloon<br>Hong Kong |
| | The Bank of East Asia, Limited<br>10 Des Voeux Road Central<br>Hong Kong |
| | Industrial and Commercial Bank of China (Asia) Limited<br>33rd Floor, ICBC Tower<br>3 Garden Road<br>Central<br>Hong Kong |
| | Bank of Communications Co., Ltd. Hong Kong Branch<br>20 Pedder Street<br>Central<br>Hong Kong |

# CORPORATE INFORMATION

| | |
|---|---|
| **Legal Address** | Room 316–318<br>No. 24 Yang Xin Dong Road<br>Shanghai<br>PRC |
| **Principal Place of Business in the PRC** | 13th Floor, Youyou Yanqiao Building<br>No. 489 Pudian Road<br>Shanghai<br>PRC |
| **Place of Business in Hong Kong** | Room 3203, 32nd Floor<br>Shun Tak Centre<br>West Tower<br>200 Connaught Road Central<br>Hong Kong |
| **Compliance Adviser** | BNP Paribas Peregrine Capital Limited<br>59th–63rd Floors<br>Two International Finance Centre<br>8 Finance Street<br>Central<br>Hong Kong |
| **Joint Company Secretaries** | Mr. Yuen Chin Yau, *FCPA, FCS*<br>Mr. Kang Ming |
| **Authorised Representatives** | Mr. Yang Weimin<br>Room 1001<br>No. 29 Lane 800 Jinxiu Road<br>Pudong New Area<br>Shanghai<br>PRC<br><br>Mr. Yuen Chin Yau, *FCPA, FCS*<br>Room 3612, Jin Jiang Tower<br>161 Changle Road<br>Shanghai<br>PRC |
| **Qualified Accountant** | Mr. Yuen Chin Yau, *FCPA, FCS* |
| **Audit Committee** | Mr. Xia Dawei *(Chairman)*<br>Mr. Sun Dajian<br>Mr. Yang Menghua |
| **Remuneration Committee** | Mr. Chen Hao *(Chairman)*<br>Mr. Ji Gang<br>Mr. Yang Menghua |

## CORPORATE INFORMATION

**Hong Kong H Share Registrar and Transfer Office**

Computershare Hong Kong
Investor Services Limited
Rooms 1712–16, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

**Principal Bankers**

Banking Department of Industrial and
Commercial Bank of China,
Shanghai Branch
24 Zhong Shan Dong Yi Road
Shanghai
PRC

Bank of China, Shanghai Branch
15th Floor, Bank of China Tower
No. 200, Middle Yincheng Road
Pudong New Area
Shanghai
PRC

*The information and statistics provided here and elsewhere in this prospectus relating to industry background are derived from various official and publicly available sources from discussion with the relevant governmental authorities. No independent verification has been carried out on any facts and statistics which are directly or indirectly derived from official government publications. They have not been prepared or independently verified by the Company or the Underwriters. The Directors have taken reasonable care in the extraction, compilation and reproduction of such information and statistics which are directly or indirectly derived from official government publications. The Company, the Sponsor, the Underwriters, their respective directors and advisors or any other party involved in the Global Offering make no representation as to the accuracy of this information, which may not be consistent with other information compiled within or outside the PRC, and accordingly the information contained herein may not be accurate and should not be unduly relied upon.*

## PRC ECONOMY

Over the past decade, the PRC has been one of the world's fastest growing economies. According to the National Bureau of Statistics, its GDP grew at a CAGR of approximately 11.7% per annum between 1995 and 2005. The chart below illustrates the GDP and the GDP per capita in the PRC during the period from 1995 to 2005:


RMB billion
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
RMB
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year
GDP (LHS)
per capita GDP (RHS)

*Source:* China Statistical Yearbook 2006

It is generally believed that the economic growth in the PRC will continue. The International Monetary Fund has estimated that the real GDP in the PRC will grow at an annual growth rate of 10% in 2006 and 2007, respectively, which will outpace most of the other major economies in the world. The table below illustrates the forecast growth rate of real GDP in some of the major economies in the world by the International Monetary Fund in 2006 and 2007:

| | **2006F** | **2007F** |
|---|---|---|
| | *(%)* | *(%)* |
| The PRC | 10.0 | 10.0 |
| Emerging Asia | 8.7 | 8.6 |
| USA | 3.4 | 2.9 |
| Euro Area | 2.4 | 2.0 |
| Japan | 2.7 | 2.1 |
| Hong Kong | 6.0 | 5.5 |
| Singapore | 6.9 | 4.5 |

*Source:* International Monetary Fund — World Economic Outlook September 2006

Strong economic growth and the growth in GDP per capita have resulted in improvements in the living standards and purchasing power of the Chinese people. This is evidenced by the gradual increase in the average income level in the PRC, in particular, among urban households. The per capita annual disposable income of urban households in the PRC increased from approximately RMB4,283.0 in 1995 to RMB10,493.0 in 2005, representing a CAGR of 9.4%. The chart below illustrates the per capita annual disposable income of urban households in the PRC during the period from 1995 to 2005:


11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
RMB
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year

*Source:* China Statistical Yearbook 2006

## GLOBAL TOURISM INDUSTRY

According to the World Tourism Organisation, international tourist arrivals reached an all-time record of 763 million in 2004, representing an increase of 10.6% from 2003. Growth was recorded in all regions across the world and was particularly strong in Asia and the Pacific region and in the Middle East region. The number of international tourist arrivals in Asia and the Pacific region increased by 33 million to 153 million in 2004 and Asia and the Pacific region gained almost half of all new arrivals worldwide in the year. Even though this increase can be viewed as a rebound from the relatively low figures of 2003 due to the Iraq war, SARS and weak economy, it was still a 9% increase as compared to the figures in 2002. The growth in international tourist arrivals also bought about an increase in the international tourism receipts. Excluding the effect of exchange rate changes and inflation, the total receipts increased from US$280 billion in 1990 to US$623 billion in 2004, representing a CAGR of 5.9%. The chart below illustrates the international tourist arrivals and receipts from 1990 to 2004:


800
700
600
500
400
300
200
100
0
No. of arrivals (million)
800
700
600
500
400
300
200
US$ billion
1990
1995
2000
2001
2002
2003
2004
Year
International tourist arrivals (LHS)
International tourism receipts (RHS)

*Source:* World Tourism Organisation

The top five tourism destinations in the world attracted 253.7 million international tourist arrivals in 2004 and accounted for more than one-third of the world's total number of arrivals recorded in the year. The top tourism destination in 2004 was France with approximately 75.1 million international tourist arrivals. The PRC ranked 4th and attracted about 41.8 million of international arrivals in 2004 and earned approximately US$25.7 billion in 2004. Among the top 10 tourism destinations, Hong Kong and the PRC recorded the highest growth rate. The number of international arrivals in Hong Kong and the PRC increased at a CAGR of 13.6% and 7.6%, respectively during the period from 2000 to 2004:

**World's Top 10 Tourism Destinations**

| Rank | Destination | 2004 Number of arrivals (million) | CAGR 00-04 | % Share |
|---|---|---|---|---|
| 1 | France | 75.1 | -0.7% | 9.8 |
| 2 | Spain | 53.6 | 2.9% | 7.0 |
| 3 | United States | 46.1 | -3.1% | 6.0 |
| 4 | The PRC | 41.8 | 7.6% | 5.5 |
| 5 | Italy | 37.1 | -2.5% | 4.9 |
| 6 | United Kingdom | 27.8 | 2.5% | 3.6 |
| 7 | Hong Kong (The PRC) | 21.8 | 13.6% | 2.9 |
| 8 | Mexico | 20.6 | 0.0% | 2.7 |
| 9 | Germany | 20.1 | 1.4% | 2.6 |
| 10 | Austria | 19.4 | 1.9% | 2.5 |
| | World | 763 | 2.9% | 100.0 |

*Source:* World Tourism Organisation

In Asia and the Pacific region, the PRC ranked first with the highest number of international arrivals recorded in 2004. The chart below illustrates the number of international tourist arrivals in the region:


50
40
30
20
10
0
No. of arrivals (million)
China
Hong Kong
Malaysia
Thailand
Macau
Japan
Republic of Korea
Singapore*
Indonesia
Australia*
India
Taiwan
New Zealand
Philippines
Iran
Guam
2003
2004

*Source:* World Tourism Organisation

*Note:* Data of Singapore and Australia were unavailable in 2004

According to the statistics of the World Tourism Organisation, 52% of the international tourist arrivals were related to leisure, recreation and holidays and 24% of the arrivals were related to visiting friends and relatives, while 16% of the visits were business related. The chart below illustrates the purpose of, health, religion and other visits corresponding to international tourist arrivals in 2004:

**Breakdown of international tourist arrivals by purpose of travel in 2004**


Not specified
(8%)
Business and
professional
(16%)
Leisure, recreation
and holidays
(52%)
Visiting friends and
relatives, health,
religion and others
(24%)

*Source:* World Tourism Organisation

## TOURISM INDUSTRY IN THE PRC

### Inbound Tourism

Inbound tourism has made an increasingly significant contribution to the PRC's economic development over the past decade, or even longer. The large number of tourist arrivals brought the PRC approximately US$25.7 billion of tourist receipt in 2004. According to the World Tourism Organisation, the number of international tourist arrivals in the PRC increased from 10.5 million in 1990 to 41.8 million in 2004 at a CAGR of 10.4%. The market share of the PRC's total number of international arrivals increased from 2.4% in 1990 to 5.5% in 2004, ranking 4th among all other countries around the world. The World Tourism Organisation has projected that the PRC will become the largest single destination by 2020 with 137 million international tourists and a market share of 8.6%.

The chart below illustrates the growth of the PRC's market share in the international tourism industry in terms of international tourist arrivals from 1990 to 2004:


6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Market share
1990
1995
2000
2002
2003
2004

*Source:* World Tourism Organisation

The steady, strong growth in demand for the PRC as an international destination — both for business and leisure travel — reflects the increasing priority given to tourism in the country's overall development policies, as well as the opening of the country to the outside world. Access has been facilitated by increased international airline flights to the PRC and by massive improvements in infrastructure, together with the development of new hotels and other tourist attractions. These improvements in turn have enhanced the PRC's status in international trade and business and increased global awareness of its cultural heritage. As at 31 December 2005, 31 cultural, natural and other locations in the PRC were considered to have outstanding universal value by the United Nations Educational, Scientific and Cultural Organisation and were listed among 781 other locations on the World Heritage List.

According to the National Bureau of Statistics, Shanghai, Beijing and Guangdong were the three regions that have each attracted more than three million tourist arrivals in 2005. This is notable because Shanghai is a much smaller region than Guangdong. The graph below illustrates the number of international tourist arrivals in the major destinations:


Number of international tourist arrivals by region
Foreigners (10,000 arrivals)
Guangdong 476.53
Shanghai 379.93
Beijing 311.62
Jiangsu 262.15
Zhejiang 232.92
Source: National Tourism Administration of the PRC
Beijing
Yellow River
Jiangsu
Yangtze River
Shanghai
Zhejiang
Guangdong
Over 3.0m person-times
Over 1.5m person-times

*Source:* National Tourism Administration

*Note:* This map is for reference only and is not drawn to scale.

The most common reason given by international tourists for visiting the PRC in 2005 was leisure, while a quarter of the arrivals were business related. The graph below illustrates the purpose of visits by international tourists in 2005:

**Breakdown of international tourist arrivals by purpose of travel in 2005**


Others
(19.2%)
Sightseeing/leisure
(46.1%)
Work & crew
(9.9%)
Meeting/Business
(22.7%)
Visting relatives
& friends
(2.0%)

*Source:* National Tourism Administration

**Domestic Tourism**

According to the National Bureau of Statistics, investment in capital construction for the tourism sector increased from RMB16.4 billion in 2003 to RMB29.5 billion in 2004. The PRC central government and various levels of provincial and local governments in the PRC have actively sought to promote investment in the PRC's tourism infrastructure in order to further develop tourism. The introduction of weeklong holidays for Labour Day in May and National Day in October as well as the paid vacation days and the relaxation of outbound travel restrictions are among the policy initiatives put forth by the PRC Government to encourage tourism among the Chinese people.

The PRC's domestic tourism has gradually developed since the mid-1980s because of the implementation of more open policies in the PRC since the late 1970s. Domestic traveling has become especially popular since the early 1990s. Domestic travel volume increased from approximately 629 million trips in 1995 to approximately 1,212 million trips in 2005. The chart below illustrates the growth of domestic trips made by urban and rural residents during the period from 1995 to 2005:


1,400
1,200
1,000
800
600
400
200
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Rural residents
Urban residents

*Source:* China Statistical Yearbook 2006

The increase in the PRC's domestic tourism has resulted in an increase in earnings attributable to domestic tourism. From the period of 1995 to 2005, the PRC's domestic tourism earnings increased from RMB137.6 billion to RMB528.6 billion, or a CAGR of 14.4%. The chart below illustrates the increase in domestic tourism earnings during the period from 1995 to 2005:


600
500
400
300
200
100
0
RMB billion
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Domestic Toursim Earnings

*Source:* China Statistical Yearbook 2006

Per capita expenditure on tourism by urban residents and rural residents increased from RMB464.0 and RMB61.5 to RMB737.1 and RMB227.6, respectively during the period from 1995 to 2005. The CAGR of per capita expenditure on tourism by urban residents during the period was 4.7%. The chart below illustrates the per capita expenditure on tourism in the PRC during the period from 1995 to 2005:


800
600
400
200
0
Per capita expenditure (RMB)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year
Urban residents
Rural residents

*Source:* China Statistical Yearbook 2006

Domestic tourist arrivals in Shanghai increased from 1,814,000 trips in 2000 to 23,006,000 trips in 2005, at a CAGR of 66.2%, ranking first in terms of growth among all other destinations in the PRC. The table below illustrates the growth of domestic tourist arrivals of the top 10 destinations in the PRC:

**Domestic trips by destination**

| Rank | Destination | 2005 Domestic Tourist Arrivals *('000 trips)* | 00-05 CAGR growth |
|---|---|---|---|
| 1 | Shanghai | 23,006 | 66.2% |
| 2 | *Beijing* | 16,956 | 43.1% |
| 3 | Zhejiang | 5,030 | 34.9% |
| 4 | Jiangsu | 5,690 | 28.7% |
| 5 | Yunnan | 3,694 | 29.8% |
| 6 | Fujian | 5,508 | 27.8% |
| 7 | Shangdong | 2,136 | 24.2% |
| 8 | Guangxi | 3,056 | 20.0% |
| 9 | Guangdong | 25,210 | 16.0% |
| 10 | Shanxi | 1,021 | 7.4% |

*Source:* Euromonitor International from National Tourism Administration

*Note:* Data excludes day trips

The majority of domestic travels made by the urban residents were associated with sightseeing and holidays. The chart below illustrates a breakdown of the purpose of travel made by urban residents in 2004:

**Breakdown of domestic travel by purpose in 2004**


Cultural/Sports exchange programme (1.4%)
Others (3.9%)
Religious pilgrimage (0.8%)
Holiday (19.7%)
Sightseeing (45.0%)
Public affairs & meetings (4.1%)
Business (1.4%)
Visiting relatives & friends (23.7%)

*Source:* The Yearbook of China Tourism Statistics 2005

## PRC HOTEL INDUSTRY

### Star-rated Hotels

Driven by the desire to benefit from an increasingly affluent domestic population as well as the influx of foreign corporate travellers, hotel investors, developers and operators alike are currently scrambling for a presence in the PRC's hotel market. The PRC's entry into the WTO in 2002, Beijing's successful bid for the 2008 Olympic games and Shanghai's successful bid to hold the World Expo in 2010 have provided renewed impetus in the push for market presence, especially for major cities in the PRC such as Shanghai and Beijing. In recent years, many multinational corporations have moved their regional headquarters in Asia to Beijing or Shanghai, which further enhances the volume of international business travellers.

The growth of the PRC's economy and its tourism industry has led to a rapid development in the hotel industry. According to the National Tourism Administration, the total number of Star-rated hotels in the PRC grew from 853 in 1991 to 10,888 in 2004, representing a CAGR of 21.6%.


No. of Hotels
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
No. of Rooms
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Year
Number of Star-rated Hotels
Number of Star-rated Rooms

*Source:* The Yearbook of China Tourism Statistics 2004, 2005

Star-rated hotels in the PRC are classified in accordance with the Star-Rating Standard Manual issued by the National Tourism Administration. Hotels are classified based on a standard checklist under the Star-rating standard for tourist hotels, which includes the location, structure and design, decor and facilities and services available in the hotel concerned. The highest rating is 5-star and the lowest rating is 1-star. The number of hotels with a star rating in the PRC has increased steadily in the past few years. According to the National Tourism Administration, there were approximately 5,127 3-star to 5-star hotels and 5,761 1-star to 2-star hotels in the PRC in 2004. The average Occupancy Rate in 2004 was 60.6%. The table below summarises the growth in the number of Star-rated hotels in the PRC with associated Occupancy Rates:

| | As of 31 December | | | | | |
|---|---|---|---|---|---|---|
| | **2000** | **2001** | **2002** | **2003** | **2004** | **CAGR** |
| Number of hotels with star rating | 6,029 | 7,358 | 8,880 | 9,751 | 10,888 | 15.9% |
| 3-star to 5-star hotels | 2,368 | 2,857 | 3,656 | 4,091 | 5,127 | 21.3% |
| 1-star to 2-star hotels | 3,661 | 4,501 | 5,224 | 5,660 | 5,761 | 12.0% |
| Total Rooms | 594,678 | 816,260 | 897,206 | 992,804 | 1,237,900 | 20.1% |
| Average Occupancy Rate | 57.6% | 58.5% | 60.2% | 55.0% | 60.6% | |

*Source:* The Yearbook of China Tourism Statistics 2001–2005

## Budget Hotels

In recent years, there has been a rapid growth of budget hotels in the PRC which are very popular with tourists and business travellers on limited budgets. Budget hotels are generally not Star-rated, although some may have one or two stars. The number of budget hotels and budget hotel rooms increased from 6,788 and 659,855, respectively in 2001 to 9,675 and 928,304, respectively in 2004, a CAGR of 12.5% and 12.1%, respectively. The chart below illustrates the growth in number of budget hotels in the PRC during the period from 2001 to 2004:


10,000
9,000
8,000
7,000
6,000
Number of budget hotels
950,000
900,000
850,000
800,000
750,000
700,000
650,000
600,000
Number of budget hotel rooms
2001
2002
2003
2004
Year
Number of budget hotels (LHS)
Number of budget hotel rooms (RHS)

*Source:* National Tourism Administration

The total income of all Star-rated hotels in the PRC increased from RMB60.3 billion in 2000 to RMB123.9 billion in 2004, a CAGR of 19.7%. During the same period, the total income of all budget hotels in the PRC increased from RMB33.3 billion to RMB71.8 billion, a CAGR of 21.1%. The income of both Star-rated hotels and budget hotels increased at a faster rate than the CAGR of the PRC's GDP, which was 11.2% in the same period. The following chart illustrates the growth in the total income of Star-rated hotels and budget hotels in the PRC during the period from 2000 to 2004:


Income of Star-rated and budget hotels (RMB million)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2000
2001
2002
2003
2004
Income of Star-rated hotels
Income of budget hotels

*Source:* National Tourism Administration

The income of budget hotels in the PRC is mainly generated from more developed regions such as Guangdong, Zhejiang, Shanghai and Beijing. In 2004, budget hotels in Guangdong earned RMB21.9 billion, representing 30.5% of the total income of budget hotels in the PRC. Budget hotels in Zhejiang, Beijing, Shanghai and Jiangsu earned RMB6.0 billion, RMB5.2 billion, RMB4.5 billion and RMB3.9 billion, respectively. The chart below illustrates the income earned by budget hotels in ten PRC cities or provinces in 2004:


Income of budget hotels by region (RMB billion)
25
20
15
10
5
0
Guangdong
Zhejiang
Beijing
Shanghai
Jiangsu
Shandong
Henan
Sichuan
Liaoning
Fujian

*Source:* National Tourism Administration

The average annual income generated from a single room in a budget hotel in Shanghai was approximately RMB51,300 and was the highest among all other regions in 2004. The chart below illustrates the average annual income of a budget hotel room in 10 PRC cities or provinces in 2004:


Average annual income per room by region RMB
60,000
50,000
40,000
30,000
20,000
10,000
0
Shanghai
Beijing
Shandong
Zhejiang
Jilin
Tianjin
Chongqing
Heilongjiang
Jiangsu
Shanxi

*Source:* www.inn.net.cn

The table below illustrates the respective Occupancy Rates (in terms of hotel Occupancy Rate) of budget hotels in the top 10 cities or provinces of the PRC in 2004:

| Region | Occupancy Rate *(%)* |
|---|---|
| Hunan | 72.4 |
| Ningxia | 67.8 |
| Zhejiang | 66.6 |
| Shanghai | 65.7 |
| Suzhou | 65.1 |
| Jiangxi | 64.8 |
| Guizhou | 63.9 |
| Henan | 62.6 |
| Chongqing | 62.1 |
| Anhui | 62.0 |

*Source:* National Tourism Administration

## Hotel Industry in Shanghai

Shanghai, being one of the four centrally and directly administered municipalities of the PRC, is one of the country's key commercial and financial centres. In 2005, Shanghai contributed approximately 5.0% of the nation's GDP and had the highest GDP per capita at approximately RMB51,486, which was approximately RMB6,711 higher than the second highest city, Beijing.

According to the Shanghai Municipal Government, the total number of international tourist arrivals in Shanghai in 2005 was approximately 5,713,500 and contributed approximately US$3,608 million in international tourism revenue, representing 12.3% of the nation's total.

Data from the Shanghai Municipal Tourism Administration Commission shows that nearly half of the total number of international tourist arrivals in Shanghai in 2005 were related to business and meetings. Similarly, the second most common purpose of travel by domestic tourists was related to business and meetings. It is likely that such business travellers can generally afford to pay higher room rates since their travelling expenses will be usually borne by their employers. The charts below illustrate the breakdown of international and domestic tourist arrivals by purpose of travel in 2005:

**International tourist arrivals**


Other
(8.6%)
Meeting
(11.7%)
Business
(40.9%)
Leisure & holiday
(16.2%)
Sightseeing
(22.6%)

**Domestic tourist arrivals**


Other
(10.2%)
Meeting
(5.9%)
Business
(25.8%)
Visiting relatives & friends
(26.6%)
Sightseeing
(31.5%)

*Source:* Shanghai Municipal Tourism Administration Commission

In 2005, about 100 exhibitions and conferences took place in Shanghai. 110 exhibitions are scheduled to take place in the city's major exhibition venues, namely the Intex Shanghai and the Shanghai New International Expo Centre, in 2006. The large number of international exhibitions and conferences in Shanghai attracts numerous visitors to the city and creates demand for both Star-rated and budget hotel rooms.

Shanghai's hotel market is comprised of a total of 366 Star-rated hotel establishments of which 24 were rated five-star and 3,400 budget hotels by the end of 2004. The Occupancy Rate of the Star-rated hotels in Shanghai was 68.9% in 2004, which was the highest among all cities in the PRC.

The table below summarises the growth in the number of Star-rated hotels in Shanghai during the period from 2002 to 2004, and also gives the average Occupancy Rate for the period:

| | As at 31 December | | | |
|---|---|---|---|---|
| | 2002 | 2003 | 2004 | CAGR |
| Number of hotels with star rating | 319 | 338 | 366 | 7.1% |
| 3-star to 5-star hotels | 163 | 173 | 196 | 9.7% |
| 1-star to 2-star hotels | 156 | 165 | 170 | 4.4% |
| Total Rooms | 53,000 | 55,761 | 71,094 | 15.8% |
| Average Occupancy Rate | 71.8% | 61.4% | 68.89% | |

*Source:* Shanghai Statistics Bureau and the Yearbook of China Tourism Statistics 2003–2005

## LAWS AND REGULATIONS

### A. General

According to the 外商投資產業指導目錄2004修定稿 (Catalogue of Industries for Guiding Foreign Investment (Revised 2004)) issued by the National Development and Reform Commission and Ministry of Commerce, the construction and operation of high-end hotels is categorised as 限制外商投資的產業 ("restricted category for foreign investment"); the construction and operation of the ordinary and budget hotels is a 允許外商投資的產業 ("permitted category for foreign investment"). The PRC became a member of the WTO on 11 December 2001 and according to the 中華人民共和國加入議定書 (Protocol on the Accession of the PRC), foreign service providers are allowed to set up joint ventures, in which they can hold majority interests, to construct, renovate and operate hotels and restaurants. These restrictions were withdrawn by 10 December 2005 and a wholly foreign owned enterprise is now allowed.

### B. Star-rated Hotel Operation and Construction

According to present requirements of PRC law, the basic examination and approving procedures required for Star-rated hotel operation and construction in the PRC mainly involve approval or filing of the investment project, permission for project land use and environmental assessment of the project.

According to the 國務院關於投資體制改革的決定 (Decision of the State Council on the Reform Concerning Investment System) and 政府核准的投資項目目錄 (Catalogue of Investment Projects Permitted by the Government), for an enterprise that operates and constructs its own Star-rated hotel project without using government funds, the investment and construction project unit shall be required to file the investment project in accordance with the relevant requirements of the local investment administrative department. If it is a foreign investment hotel project, it shall be required to obtain approval for a foreign investment project in accordance with relevant requirements of the 外商投資項目核准暫行管理辦法 (Provisional Measures on Approval for Foreign Investment Projects). If a foreign Star-rated hotel operation and construction project is conducted through establishing a foreign investment enterprise, and is invested and constructed by that foreign investment enterprise, once the construction project is approved in accordance with the aforesaid procedures, it also requires to be approved by a commerce department which shares the same grade with the development and reform department that has approved the project.

According to the requirements of the 中華人民共和國土地管理法及其實施條例的規定 (PRC Law on the Administration of Land and its Implementing Rules), land use of a hotel construction project shall be in line with the construction planning approved by the competent government department and the land use rights of the project land shall be acquired lawfully. Currently, the relevant approving departments of project land use rights are the 國土資源部 (Ministry of Land Resources) and local land administrative departments.

*Bidding/Tendering for Land and Hotel Construction*

Pursuant to 招標拍賣掛牌出讓國有土地使用權規定 (Regulations on the Grant of State-owned Land Use Rights by Way of Tender Auction and Putting up for Bidding) promulgated on 9 May 2002, from 1 July 2002, all land to be developed for commercial purposes, such as business, tourism, entertainment and commodity residential housing, must be granted by way of tender, auction or bidding. When deciding to whom the land use rights should be granted, the relevant authorities will consider not only the tender price but also the credit history and qualifications of the developer and its tender proposal.

In brief, the procedures to obtain land use right certificates after 1 July 2002 are as follows:

1. The land administration department of 人民政府 (People's Government) at county or municipal level (the "Grantor") issues a notice specifying the terms and conditions of the tender, auction or bidding (the "Sale"), including the particulars of land granted, criteria of being tender participants/bidder, the bid, bid bonds and other criteria that will be considered by the Grantor in determining the successful participant. The notice will generally be issued 20 days in advance of the Sale.

2. The Grantor will notify and invite the eligible participants, those who comply with the terms and conditions of the notice, to attend the Sale. At the Sale, the eligible participants may submit a proposal or make an quotation in accordance with the steps prescribed in the notice.

3. The Grantor, the successful tender participant/bidder will enter into a letter of confirmation. Deposits paid by an unsuccessful tender participant or bidder will be returned.

4. The successful tender participant/bidder will enter into a 國有土地使用權出讓合同 (State-owned Land Grant Contract) (the "Grant Contract") with the Grantor in accordance with the terms specified in the letter of confirmation. The deposit paid by the successful tender participant/bidder for participating in the Sale will be used to offset part of the land premium.

5. Having fully paid the land premium specified in the Grant Contract, the successful participant registers the land with the Grantor.

6. 人民政府 (People's Government) at or above municipal level issues a land use rights certificates when the land premium is fully paid.

If the land use rights are acquired by way of grant, the land grant contract must first be executed before the Group applies for the following permits and licences to start the construction works:

- 國有土地使用證 (land use rights certificates), a certificate of the right of a party to use a certain parcel of land. In Shanghai or some other cities, 房地產權證 (real estate title) will be issued instead;

- 建設用地規劃許可證 (construction land planning permit), a permit authorising a developer to begin the survey, planning and design of the land;

- 建設工程規劃許可證 (construction works planning permit), a certificate indicating government approval for a developer's overall planning and design of the project and allowing a developer to apply for a 建築工程施工許可證 (work commencement permit);

- 建築工程施工許可證 (work commencement permit), a permit required for commencement of construction.

## C. Hotel Operation and Management

At present, there is no specific government organisation that is responsible for administering the daily operation and management of the hotel industry in the PRC. Instead, the daily operation of the hotel industry is administered by different government departments in various aspects, which include mainly:

1. *Laws governing Security and Fire Control*

According to 旅館業治安管理辦法 (Measures for the Control of Security in the Hotel Industry), an application for establishing a hotel in the PRC shall be signed and have comments noted on it by a local public security organ, and such hotel is permitted to begin operation only after lawful registration and obtain a business licence. If the hotel wishes to suspend operations, change its line of business, amalgamate, relocate, change its name or other such matters, it shall report the details to the local security bureau or branch bureau at county or at the municipal level for filing. According to the 機關、團體、企業、事業單位消防安全管理規定 (Provisions on the Administration of Fire Safety of State Organs, Organisations, Enterprises and Institutions), hotels are classified as key administrative units of fire control safety. Examination procedures for fire control design shall be gone through in respect of any construction and decoration and replacement work of a hotel, and the hotel may open only after passing the inspection and acceptance over fire control upon completion of the work.

2. *Administration of Sanitation in Public Places*

According to requirements concerning sanitary administration of public places, hotels are included in the sanitary administration area of public places and a sanitation permit shall be obtained. The sanitation permit shall be reviewed every two years. According to the 公共場所衛生管理條例實施細則 (Implementing Rules of Regulations on the Sanitary Administration of Public Places), hotel staff who serve the customers directly (including temporary workers) must conduct a health check once a year and obtain a health certificate before he/she can work.

3. *Administration of Food Sanitation*

According to requirements concerning food sanitation administration, a hotel engaged in food & beverage operation shall obtain a food sanitation permit. The food sanitation permit is issued by the food sanitation administrative department at county level or higher. Hotels must be in compliance with the relevant sanitary standards and requirements regarding food sourcing and storage, food processing, dining utensils, restaurant service and sanitary administration of take-away food.

4. *Administration of Culture*

According to the 娛樂場所管理條例 (Entertainment Venues Management Regulations), hotels running operational dancing, clubbing and entertainment venues shall apply to the competent cultural administrative department at county level or higher in its own area, which shall then conduct an examination on the cultural operation of the hotel. According to requirements concerning the administration of television programmes and film broadcasts, hotels rated three-star or second class (national standard) or above with the capability of accommodating foreign visitors may apply to install ground satellite receiving facilities in order to receive interrupted foreign entertainment programmes transmitted via satellites to local administrative departments of radio and television at county or municipal level. Upon completion of installing ground satellite receiving facilities, the hotel would be issued 接收衛星傳送的電視節目許可證 (a permit to receive television programmes transmitted via satellites) by the approving authority.

5. *Administration of Sewage and Pollutant Discharge*

According to the 建設部關於納入國務院決定的十五項行政許可的條件的規定 (Regulations on Conditions for 15 Administrative Licensing Items to be Determined by The Ministry of Construction), any hotels which connect or which plan to connect with the urban water discharging facilities to discharge their sewage shall apply for a urban water discharging permit from the competent urban construction department of their own area. According to the 水污染物排放許可證管規暫行辦法 (Provisional Measures on Water Pollutant Discharge Permit Management), hotels discharging pollutants directly or indirectly into the waters shall apply for a 排放許可證 (discharge permit) or 臨時排污許可證 (temporary pollutant discharge permit) from the environmental protection departments at district or county level.

6. *Administration of the Safety of Special Equipment*

Equipment commonly used in hotel operation, such as lifts (elevators and escalators), boilers and pressure vessels are classified as special equipment. According to the 特種設備安全監察條例 (Regulations on Special Equipment Safety Inspection), the abovementioned special equipment of a hotel shall be registered with the municipal special equipment safety supervision and administration department of a municipality directly under the central government or district before or after such equipment is put into use. Regular examination shall also be performed on such equipment in accordance with technical safety standards.

7. *Administration of Sale of Tobacco and Alcohol*

According to legal requirements concerning the sale of tobacco, hotels engaged in the retail trade of tobacco shall apply for a licence for tobacco monopoly retail trade from the administrative department for tobacco monopoly trade of their own area. According to the 酒類流通管理辦法 (Measures for the Administration of the *Circulation of Alcoholic* Beverages) and the relevant regulations, units engaged in the sale of alcoholic beverages shall file and register with a commerce department which shares the same grade with the administrative department for industry and commerce of the area where that unit is registered. The permit system should carry on in areas where administration of alcoholic beverage circulation permission has already been implemented lawfully.

## History and Development

The history of the Company can be traced back to the establishment of the New Asia Group, the predecessor of the Company, in the PRC as a state-owned limited liability company on 16 June 1995 under the Company Law. As at the date of its establishment, New Asia Group was an investment holding company, holding 48.75% equity interests in 上海新亞(集團)股份有限公司 (Shanghai New Asia (Group) Co., Ltd.), the predecessor of Jin Jiang Hotels Development.

On 23 November 1999, upon the approval of the 上海市商業委員會 (Shanghai Commercial Committee) and Shanghai SASAC, part of the state-owned interest in 上海市食品(集團)有限公司 (Shanghai Foods (Group) Corporation) were allocated to the Company.

During the period from 1 January 2003 to immediately before the Merger, the Company was under the management and control of Shanghai SASAC, and was engaged in hotel-related businesses and non hotel-related businesses, including but not limited to food businesses. During that period, the Company had a 100% interest in 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited), a 100% interest in 上海新亞廣場長城酒店有限公司 (Shanghai New Asia Plaza Great Wall Hotel Company Limited) and an approximately 42.32% interest in Jin Jiang Hotels Development, all of which were, and still are, principally engaged in hotel-related businesses.

Jin Jiang International was another wholly state-owned company with limited liability established under the laws of the PRC. It has been under the management and control of Shanghai SASAC since its establishment. During the period from 1 January 2003 to immediately before the Merger, Jin Jiang International was engaged in hotel-related businesses and non hotel-related businesses.

The simplified corporate structures of the Company and Jin Jiang International during the period from 1 January 2003 to immediately before the Merger are illustrated in the diagram below:


Shanghai SASAC
(Note 1)
The Company
Jin Jiang International
Companies engaged in hotel-related businesses
Companies engaged in non hotel-related businesses
Companies engaged in hotel-related businesses
Companies engaged in non hotel-related businesses

*Note 1:* Both the Company and Jin Jiang International were under the management and control of Shanghai SASAC.

The Company and Jin Jiang International underwent the Merger on 31 May 2003 whereby Shanghai SASAC allocated all state-owned interests in the Company to Jin Jiang International. The simplified corporate structure of the Jin Jiang International Group immediately after the Merger is illustrated in the diagram below:


Shanghai SASAC
(Note 1)
Jin Jiang International
The Company
Companies engaged in hotel-related businesses
Companies engaged in non hotel-related businesses
Companies engaged in hotel-related businesses
Companies engaged in non hotel-related businesses

*Note 1:* Jin Jiang International is under the management and control of Shanghai SASAC.

The Company was converted into a joint stock company with limited liability on 11 January 2006 with Jin Jiang International and Huating Group as its promoters for the purpose of the Listing.

**Promoters**

Jin Jiang International is a wholly state-owned company with limited liability established under the laws of the PRC in 1984. Jin Jiang International Group is one of the largest integrated hotel and travel agency operators in the PRC. For details of the Reorganisation and the background of Jin Jiang International, please refer to the sections headed "History and development — The Reorganisation" and "Relationship with Jin Jiang International" in this prospectus.

Huating Group is a wholly-owned subsidiary of Jin Jiang International, and a wholly state-owned company established under the laws of the PRC in 1990. Other than its 0.7% equity interests in Pacific Shanghai, Huating Group is not engaged in any hotel-related business.

**The Reorganisation**

The basic principle of the Reorganisation was to allocate the interests Jin Jiang International held in certain hotel-related businesses to the Group, except the Excluded Hotel Businesses and New Union, whereas the Company would allocate its interests in certain non-hotel related businesses to Jin Jiang International. For details of the Excluded Hotel Businesses and New Union, please refer to the section headed "Relationship with Jin Jiang International" in this prospectus.

(i) *Transfer of interests in subsidiaries, jointly controlled entities and associated companies between the Group and Jin Jiang International*

Prior to the Reorganisation, both the Group and Jin Jiang International (in addition to its interests held via the Company) had hotel related businesses and non hotel-related businesses. Starting from 2003, the Reorganisation rationalised the structure and effected the transfer of the equity interests held by the Company in certain subsidiaries and associated companies which were engaged in non-hotel related businesses (including but not limited to the food business) to Jin Jiang International and the transfer of the equity interests held by Jin Jiang International in certain subsidiaries, jointly controlled entities and associated companies, which were engaged in hotel-related businesses (including a non-bank finance company), to the Company.

The Reorganisation was carried out as follows:

(a) Pursuant to the approval of the extraordinary general shareholders meeting of Jin Jiang Hotels Development dated 11 November 2003, Jin Jiang International and Jin Jiang Hotels Development underwent an asset swap exercise whereby Jin Jiang Hotels Development transferred its equity interests in 18 subsidiaries and associated companies and the interests in a branch office to Jin Jiang International for a consideration of approximately RMB207.6 million while Jin Jiang International transferred its interest in Jin Jiang Hotel Management to Jin Jiang Hotels Development for a consideration of approximately RMB131.5 million. The consideration was based on the appraised asset value of the respective companies and Jin Jiang International has settled the difference in the value of the companies of RMB76.1 million in cash. The equity interests transferred by Jin Jiang Hotels Development to Jin Jiang International are set out below:

(1) 100% equity interests in 上海新亞國際旅行社 (Shanghai New Asia International Travel Service Company);

(2) 100% equity interests in 上海新亞集團攝影公司 (Shanghai New Asia (Group) Photography Company);

(3) 100% equity interests in 上海新亞集團深圳公司 (Shanghai New Asia (Group) Shenzhen Company);

(4) 100% equity interests in 上海新亞集團房地產經營公司 (Shanghai New Asia Group Real Estates Company);

(5) 100% equity interests in 上海日裕洗滌服務有限公司 (Shanghai Riyu Washing Service Company Limited);

(6) 100% equity interests in 上海新亞(集團)聯營公司廣告公司 (Shanghai New Asia (Group) Advertisement Company);

(7) 90% equity interests in 上海臨青賓館有限公司 (Shanghai Linqing Hotel Company Limited);

(8) 90% equity interests in 上海新亞集團經貿公司 (Shanghai New Asia (Group) Trading Company);

(9) 50% equity interests in 上海新南經營發展公司 (Shanghai Xin Nan Development Company);

(10) 50% equity interests in 上海新亞信息工程有限公司 (Shanghai New Asia Information Company Limited);

(11) 49.5% equity interests in 上海大眾新亞出租汽車有限公司 (Shanghai Dazhong New Asia Taxi Company Limited);

(12) 49% equity interests in 上海亞業房地產經紀有限公司 (Shanghai Yaye Real Estate Broker Company Limited);

(13) 49% equity interests in 上海新亞宇寶酒店設備有限公司 (Shanghai New Asia Yue Bao Hotel Equipment Company Limited);

(14) 30% equity interests in 上海實業聯合集團長城藥業有限公司 (Shanghai Industry United Great Wall Pharmaceutical Company Limited);

(15) 30% equity interests in 上海百樂門大酒店 (Shanghai Bailemen Hotel);

(16) 21% equity interests in 上海天清生物材料有限公司 (Shanghai Tian Qing Biological Materials Company Limited);

(17) 14.29% equity interests in 上海八六三軟件孵化器有限公司 (Shanghai 863 Software Incubator Company Limited);

(18) 10.04% equity interests in 沙家濱度假村文化娛樂中心有限公司 (Sha Jia Bang Entertainment Centre Company Limited); and

(19) 100% interests in 上海市飲食服務學校 (Shanghai Catering Services School) (a branch office of Jin Jiang Hotels Development).

(b) Pursuant to a memorandum issued by Jin Jiang International and dated 15 April 2005, the Company allocated a 100% interest in 上海市食品(集團)有限公司 (Shanghai Foods (Group) Corporation), a 94% interest in 上食食品零售有限公司 (Shanghai Shangshi Food Retail Company Limited), a 49% interest in 上海五豐上食食品有限公司 (Shanghai Ngfeng Shangshi Company Limited), a 49% interest in 上海五豐上食畜牧有限公司 (Shanghai Wufeng Shangshi Livestock Company Limited) and a 18% interest in 上海新天天大眾低溫物流有限公司 (Shanghai Xintiantian Dazhong Cold Logistics Company Limited) to Jin Jiang International.

(c) Pursuant to the approval of Shanghai SASAC dated 19 April 2005 the Company further allocated the interests it held in most of its non-hotel related businesses to Jin Jiang International, including: a 30% interest in 上海喬家柵有限公司 (Shanghai Qiao Jia Shan Company Limited), a 2.3% interest in 上海商品城發展有限公司

(Shanghai Commodities City Development Company Limited), a 0.667% interest in 上海國際信托投資有限公司 (Shanghai International Trust Investment Corporation Limited), a 75% interest in 上海新鹿餐飲發展有限公司 (Shanghai Xinlu Catering Development Company Limited) and a 45.26% interest in 上海新亞廚房食品有限公司 (Shanghai New Asia Kitchen Foods Company Limited).

(d) Pursuant to the relevant approvals of Shanghai SASAC in 2005, Jin Jiang International allocated the interests it held in most of its hotel-related businesses to the Company. The detailed steps taken were as follows:

(1) Jin Jiang International allocated its 99% and 1% equity interests in Jin Jiang Hotel to the Company and Cypress Hotel Company Limited, respectively;

(2) Jin Jiang International allocated its 99% and 1% interests in Cypress Hotel Company Limited to the Company and Shanghai Rainbow Hotel Company Limited, respectively;

(3) Jin Jiang International allocated its 99% and 1% interests in Shanghai Rainbow Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(4) Jin Jiang International allocated its 99% and 1% interests in Shanghai Yulan Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(5) Jin Jiang International allocated its 99% and 1% equity interests in Shanghai Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(6) Jin Jiang International allocated its 99% and 1% equity interests in 上海南華亭酒店有限公司 (Shanghai Hua Ting Guest House Company Limited) to the Company and Jin Jiang Hotel, respectively;

(7) Jin Jiang International allocated its 99% and 1% equity interests in Jinsha Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(8) Jin Jiang International allocated its 99% and 1% equity interests in Shanghai Galaxy Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(9) Jin Jiang International allocated its 99% and 1% interests in Shanghai Jin Jiang Da Hua Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(10) Jin Jiang International allocated its 99% and 1% interests in Y.M.C.A. Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(11) Jin Jiang International allocated its 99% and 1% interests in Shanghai Jin Jiang Park Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(12) Jin Jiang International allocated its 99% and 1% interests in Shanghai Jin Jiang Pacific Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(13) Jin Jiang International allocated its 75% equity interests in Kunming Jin Jiang Hotel Company Limited to the Company;

(14) Jin Jiang International allocated its 59% and 1% equity interests in Shanghai Jiu Long Hotel Company Limited to the Company and Jin Jiang Hotel, respectively;

(15) Huating Group allocated its 50% equity interests in Shanghai Hua Ting Hotel and Towers Company Limited to the Company;

(16) Jin Jiang International allocated its 35% equity interests in Beijing Kunlun Hotel Company Limited to the Company;

(17) Jin Jiang International allocated its 50% equity interests in Wuhan Jin Jiang International Hotel Company Limited to the Company;

(18) Jin Jiang International allocated its 25% equity interests in Wuxi Jin Jiang Grand Hotel Company Limited to the Company;

(19) Jin Jiang International allocated its 10% equity interests in 唐山錦江貴賓樓飯店有限公司 (Tangshan Jin Jiang Guibinlou Company Limited) to the Company;

(20) Jin Jiang International allocated its 30% equity interests in Chengdu Jinhe Property Development Company Limited to the Company;

(21) Jin Jiang International allocated its 74% equity interests in Jin Jiang Inn to the Company;

(22) Jin Jiang International allocated its 80% equity interests in Jin Jiang Hotel Investment to the Company;

(23) Jin Jiang International allocated its 80% equity interests in Jin Jiang International Finance to the Company;

(24) Jin Jiang International and 上海錦江國際投資有限公司 (Shanghai Jin Jiang International Investment Company Limited) allocated 89% and 10% equity interests in the Peace Hotel to the Company, respectively, and Jin Jiang International transferred its 1% equity interest in Peace Hotel to Jin Jiang Hotel for a consideration of RMB1.7 million in cash;

(25) Jin Jiang International and Shanghai Jin Jiang International Investment Company Limited allocated 90% and 10% interests in the 和平滙中 (Peace Palace) to the Company; and

(26) Jin Jiang International allocated its 100% interests in Jin Jiang Tower to the Company.

(e) Pursuant to an agreement for the sale and purchase of shares entered into between 錦江國際集團(香港)有限公司 (Jin Jiang International Group (HK) Co., Limited) and the Company dated 14 March 2006, Jin Jiang International Group (HK) Co., Limited has sold to the Company an approximately 98.61% shareholding interests in Jin Jiang Hotels (HK) at a consideration of approximately HK$72.4 million. Such consideration was based on 98.61% of the net assets of Jin Jiang Hotels (HK) as at 31 December 2005 amounting to approximately HK$4.7 million and the additional share capital issued by Jin Jiang Hotels (HK) on 14 March 2006 amounting to approximately HK$68.7 million. Such consideration was determined based on arm's length negotiations between the two parties and has been settled by the Company in cash.

(f) Pursuant to a business transfer agreement entered into between 香港錦江旅遊有限公司 (Jin Jiang Travel (H.K.) Limited) and Jin Jiang Hotels (HK) dated 10 April 2006, Jin Jiang Hotels (HK) sold to Jin Jiang Travel (H.K.) Limited the business of providing hotel room reservation services carried on by it and certain assets used in such business at a consideration of approximately HK$0.09 million.

Jin Jiang Travel (H.K.) Limited is a wholly owned subsidiary of Jin Jiang International, which is principally engaged in the travel agency business in Hong Kong. The transferred business did not form part of the core business of the Group and was therefore disposed of to the Jin Jiang International Group as part of the Reorganisation. The transferred business included provision of hotel room reservation services to travel agencies and individuals for different hotels, not restricted to only the hotels operated by the Group. It is therefore complementary to the travel agency business carried on by Jin Jiang Travel (H.K.) Limited. The consideration for the transfer was determined based on the net book value of the fixed assets of Jin Jiang Hotels (HK) as at 31 March 2006 and was determined based on arm's length negotiations between the two parties.

The Directors do not consider that such transferred business competes with Jrez, which is a central reservation system of the Group, since such business was only one of the sales channels for the Star-rated hotels of the Group and such business will continue to be a source of customers to the Group under the Master Provision of Hotel Rooms Agreement, please refer to the section headed "Connected Transactions" in this prospectus.

(g) Pursuant to the agreements for the sale and purchase of shares entered into between Jin Jiang Hotel Management, 上海錦江國際餐飲投資管理有限公司 (Shanghai Jin Jiang International Catering Investment Company Limited) and Jin Jiang International, respectively both dated 2 March 2006, Jin Jiang International transferred 35% and 5% shareholding interests in 雲南錦江國際管理有限公司 (Yunan Jin Jiang International Management Company Limited) to Jin Jiang Hotel Management and Shanghai Jin Jiang International Catering Investment Company Limited at a consideration of approximately RMB0.2 million and RMB0.03 million, based on the appraised net asset value of Yunan Jin Jiang International Management Company as at 31 December 2005, respectively. The consideration has been settled by Jin Jiang Hotel Management and Shanghai Jin Jiang International Catering Investment Company Limited in cash.

(h) Pursuant to the agreements for sale and purchase of shares entered into between Jin Jiang Hotel Management, Shanghai Jin Jiang International Catering Investment Company Limited and 錦江對外服務公司 (Jin Jiang Foreign Services Company), respectively both dated 17 March 2006, Jin Jiang Foreign Services Company transferred 15% and 5% shareholding interests in 錦江(北方)管理有限公司 (Jin Jiang Northern Management Company Limited) to Jin Jiang Hotel Management and Shanghai Jin Jiang International Catering Investment Company Limited at a consideration of approximately RMB3.75 million and RMB1.25 million, based on the appraised net asset value of Jin Jiang Foreign Services Company as at 31 December 2005, respectively. The consideration has been settled by Jin Jiang Hotel Management and Shanghai Jin Jiang International Catering Investment Company Limited in cash.

(i) Pursuant to the agreement for sale and purchase of the capital contribution entered into between the Company and Huating Group dated 14 March 2006, Huating Group transferred its 57% shareholding interests in New Garden Hotel to the Company at a consideration of approximately RMB2.4 million, based on the net book value of New Garden Hotel as at 31 December 2005. The consideration has been settled by the Company in cash.

(j) Pursuant to the agreement for sale and purchase of shares entered into between Jin Jiang International Hotel Investment and Jin Jiang International dated 2 March 2006, Jin Jiang International transferred its 90% shareholding interests in 上海臨青賓館有限公司 (Shanghai Linqing Hotel Company Limited) to Jin Jiang International Hotel Investment at a consideration of approximately RMB3.0 million, based on the appraised net asset value of Shanghai Linqing Hotel Company Limited as at 31 December 2005. The consideration has been settled by Jin Jiang International Hotel Investment in cash.

(k) Pursuant to the agreement for sale and purchase of shares entered into between Jin Jiang International Hotel Investment and 上海錦江樂園有限公司 (Shanghai Jin Jiang Amusement Park Company Limited) dated 2 March 2006, Jin Jiang Amusement Park Company Limited transferred its 48% shareholding interests in 上海錦樂旅館有限公司 (Shanghai Jin Le Hotel Company Limited) to Jin Jiang International Hotel Investment at a consideration of approximately RMB10.1 million, based on the appraised net asset value of Shanghai Jin Le Hotel Company Limited as at 31 December 2005. The consideration has been settled by Jin Jiang International Hotel Investment in cash.

(l) Pursuant to the agreement for change of organiser entered into between Jin Jiang Hotels Development and Jin Jiang International dated 21 April 2006, Jin Jiang International transferred its 100% shareholding interests in 錦江國際教育培訓中心 (Jinjiang International Training Centre), which is now named as 上海錦江國際管理學院 (Shanghai Jin Jiang International Management College) to Jin Jiang Hotels Development at a consideration of approximately RMB6.8 million, based on the appraised net asset value of Jinjiang International Training Centre as at 28 February 2006. The consideration has been settled by Jin Jiang Hotels Development in cash.

As a result of the Reorganisation, except for the Excluded Hotel Businesses and New Union, equity interests in all companies engaged in the hotel-related business owned by Jin Jiang International have been included in the Group. For details of the Excluded Hotel Businesses and New Union, please refer to the section headed "Relationship with Jin Jiang International" in this prospectus.

After the Reorganisation, Jin Jiang International continues to be under the management and control of Shanghai SASAC.

(ii) *Change in the Company's equity interests in Jin Jiang Hotels Development*

Before November 2005, Jin Jiang Hotels Development was approximately 42.32% held by the Company. Taking into account the shareholdings of other entities controlled by Shanghai SASAC, Shanghai SASAC controlled more than 50% of the shares in Jin Jiang Hotels Development. Therefore, Jin Jiang Hotels Development was ultimately controlled by Shanghai SASAC.

As part of the Reorganisation, in November 2005 the Company acquired from certain holders of legal person shares in Jin Jiang Hotels Development, an aggregate of approximately 10.14% shares in Jin Jiang Hotels Development, approximately 8.07% of which were ultimately under the control of Shanghai SASAC. The Company then held 52.46% shares in Jin Jiang Hotels Development.

In order to increase the number of tradeable shares in the market, the PRC government has implemented the 股權分置改革 ("Share Split Reform"), pursuant to which the non-tradeable shares of the listed companies in the PRC will be converted to tradeable shares. In order to compensate the shareholders holding tradeable shares in such companies, they usually will receive some extra converted tradeable shares and/or cash as "consideration". Jin Jiang Hotels Development has participated in the Share Split Reform and all the non-tradeable shares in the company have been converted into tradeable shares. Each shareholder holding 10 A shares has received 3.1 tradeable shares as "consideration". According to the Share Split Reform of Jin Jiang Hotels Development, the Company gave away 29,272,655 shares, i.e. 4.85% interest in Jin Jiang Hotels Development to the shareholders holding A shares of Jin Jiang Hotels Development, and the Company's shareholding in Jin Jiang Hotels Development was therefore diluted to 47.603%. The Company then acquired 14,770,003 A shares from the market within two months after the completion of Jin Jiang Hotels Development's Share Split Reform, in order for the Company to maintain majority interests of 301,930,088 shares, representing 50.05% issued share capital of Jin Jiang Hotels Development.

Please refer to note 2 in the Accountants' Report included as Appendix I to this prospectus for details of the accounting treatment of the above transactions.

## Milestones

The Group's companies have experienced a number of significant events over the last century.

| Year | Event |
|---|---|
| 1929 | Completion of the construction of the Jin Jiang Hotel and the Peace Hotel |
| 1991 | Jin Jiang Tower became the first 5-star hotel of the Group |
| 1994 | The B shares of Jin Jiang Hotels Development were listed on the Shanghai Stock Exchange |
| 1996 | The A shares of Jin Jiang Hotels Development were listed on the Shanghai Stock Exchange |
| 1997 | The opening of the first Jin Jiang Inn Budget Hotel in Shanghai |
| 1999 | "錦江" was awarded the "PRC Famous Trademark" |
| 2002 | Jin Jiang Hotel Management was ranked among the top 20 hotel management companies by the China Tourism and Hospitality Association |
| 2003 | The state-owned interests in the Company were allocated to Jin Jiang International, resulting in the Company becoming a subsidiary of Jin Jiang International |
| 2003 | "錦江之星" was awarded as "Shanghai Famous Trademark" |
| 2004 | Jin Jiang Hotel Management was awarded as the Pioneer of the PRC National Brand name in the Hotel Industry in the PRC |
| 2005 | The Reorganisation in preparation for the Listing was approved by Shanghai SASAC and New Asia (Group) Company Limited changed its name to Shanghai Jin Jiang International Hotel (Group) Company Limited |
| 2006 | Shanghai Jin Jiang International Hotel (Group) Company Limited was converted into a joint stock company with limited liability in preparation for the Listing |
| 2006 | The Group was ranked 22nd in the world for the year 2005 according to the Hotels' Corporate 300 Ranking published by the HOTELS Magazine |
| 2006 | "Jin Jiang Hotels" was voted by the readers of TTG Asia, TTG China, TTGmice and TTG-BTmice China as the Best Local Hotel Chain for 2006 |

# CORPORATE STRUCTURE OF THE GROUP

The following diagram sets out the principal subsidiaries, jointly controlled entities and associated companies of the Group immediately after the Global Offering (assuming the Over-allotment Option is not exercised):



Public Shareholders
Shanghai Huating Group Limited Company
100%
Jin Jiang International Holdings Company
99%
Jin Jiang International Group (HK) Co., Ltd.
27.5% (Note 1)
3.62%
68.88%
Shanghai Jin Jiang International Hotels (Group) Company Limited
50.05%
Shanghai Jin Jiang International Hotels Development Company Limited
71.225%
Jin Jiang Inn Company Limited
20%
80%
Beijing Jin Jiang Inn Investment Co., Ltd.
Shanghai New Asia Plaza Great Wall Hotel Co., Ltd.
Shanghai Jiu Long Hotel Co., Ltd.
Jin Jiang Hotel Co., Ltd.
Cypress Hotel Co., Ltd.
Shanghai Jin Jiang Pacific Hotel Co., Ltd.
Shanghai Jin Jiang Park Hotel Co., Ltd.
Y.M.C.A. Hotel Co., Ltd.
Shanghai Rainbow Hotel Co., Ltd.
Shanghai Galaxy Hotel Co., Ltd.
Shanghai Hualing Guest House Co., Ltd.
Shanghai Hotel Co., Ltd.
Jinsha Hotel Co., Ltd.
Shanghai Yulan Hotel Co., Ltd.
Shanghai Jin Jiang Da Hua Hotel Co., Ltd.
Shanghai Peace Hotel Co., Ltd.
Shanghai Hua Ting Hotel and Towers Co., Ltd.
Shanghai Jin Jiang International Hotel Investment Co., Ltd.
Jin Jiang International Finance Co., Ltd.
Kunming Jin Jiang Hotel Co., Ltd.
Beijing Kunlun Hotel Co., Ltd.
Wuhan Jin Jiang International Hotel Co., Ltd.
Wuxi Jin Jiang Grand Hotel Co., Ltd.
Chengdu Jinhe Real Estate Co., Ltd.
Shanghai New Garden Hotel
Thayer JinJiang Interactive Company Limited
Shanghai New Asia Factory
Jin Jiang International Hotel Management Co., Ltd.
Shanghai Jin Jiang International Catering Investment Co., Ltd.
Sofitel Hyland Shanghai
Shanghai Jian Guo Hotel
Shanghai Jin Jiang Tomson Hotel Co., Ltd.
Shanghai Kentucky Fried Chicken Co., Ltd.
Shanghai Zhongya Hotel
Shanghai New Asia Fulihua Catering Co., Ltd.
The Yangtze Hotel Co., Ltd.
Shanghai Jinya Hotel Co., Ltd.
Qingdao Jin Jiang Inn Co., Ltd.
Tianjing Jin Jiang Inn Investment Co., Ltd.
Min Hang Hotel
Shanghai Linqing Hotel Co., Ltd.
Shanghai Jin Jiang International Hotels Group (HK) Co., Ltd.
98.61%
1.39%
Shanghai Yoshinoya Co., Ltd.
Shanghai New Asia Cafe de Coral Co., Ltd.
Shanghai Jin Jiang Moc Wedding Produce Inc.
25%
12.5%
Landmark Hotel
Luxury Hotel
Commercial Hotel
Jin Jiang Inn
Hotel Management
Food and Restaurant
Others


*Note 1:* It includes the 110,000,000 Domestic Shares, representing 2.5% of the issued share capital of the Company immediately after the Global Offering (assuming the Over-allotment Option is not exercised) that are converted into an equal number of H Shares and held by SSF.

## BUSINESS OVERVIEW

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. This structure enables the Group to enjoy economies of scale and scope as well as providing the Group with a platform to increase its market presence. The Group was ranked 22nd in the world for the year 2005 in terms of number of hotel rooms according to the Hotel's Corporate 300 Ranking published in July 2006 by the HOTELS Magazine, the official publication of the International Hotel & Restaurant Association. As at 31 October 2006, the total number of hotels in operation and under development, including (i) hotels in which the Group held Hotel Interests and which were managed by the Group, (ii) hotels in which the Group held Hotel Interests but which were managed by third parties (iii) hotels owned by third parties and managed, or where management contracts had been secured, by the Group and (iv) hotels owned by third parties and granted franchises to by the Group, amounted to 263 with approximately 51,588 Total Rooms altogether. As at 31 October 2006, these hotels were spread over 73 cities in 24 provinces and autonomous regions and four municipalities directly under the central government in the PRC as set out in the following map:


① Anqing
★ Beijing
③ Bengbu
④ Changchun
⑤ Changsha
⑥ Changshu
⑦ Changzhou
⑧ Chendu
⑨ Chengde
⑩ Chongqing
⑪ Chuzhou
⑫ Dalian
⑬ Daqing
⑭ Dongguan
⑮ Ganzhou
⑯ Guangyuan
⑰ Guangzhou
⑱ Guilin
⑲ Guiyang
⑳ Haikou
㉑ Handan
㉒ Hangzhou
㉓ Harbin
㉔ Hohhot
㉕ Huai'an
㉖ Jiangyin
㉗ Jiaxing
㉘ Jinan
㉙ Jingdezhen
㉚ Jinggangshan
㉛ Jining
㉜ Jurong
㉝ Kunming
㉞ Kunshan
㉟ Langfang
㊱ Lanzhou
㊲ Liaoyang
㊳ Nanchang
㊴ Nanjing
㊵ Nanning
㊶ Nantong
㊷ Ningbo
㊸ Qianan
㊹ Qingdao
㊺ Quanzhou
㊻ Rizhao
㊼ Sanya
★ Shanghai
㊾ Shaoxing
㊿ Shenyang
51 Shenzhen
52 Shijiazhuang
53 Suzhou
54 Taicang
55 Taiyuan
56 Taizhou
57 Tangshan
58 Tianjin
59 Tonglu
60 Wenzhou
61 Wuhan
62 Wuhu
63 Wujiang
64 Wuxi
65 Xiamen
66 Xian
67 Xining
68 Xuzhou
69 Yancheng
70 Yangzhou
71 Yantai
72 Zhangjiagang
73 Zhangjiajie
74 Zhengzhou
75 Zhenjiang
76 Zhuhai
77 Zhuji
Central China
East China
Northwest China
North China
Southwest China
South China
Heilongjiang
Jilin
Liaoning
Inner Mongolia
Hebei
Shanxi
Shandong
Qinghai
Gansu
Shaanxi
Henan
Jiangsu
Anhui
Hubei
Sichuan
Hunan
Jiangxi
Zhejiang
Guizhou
Yunnan
Fujian
Guangxi
Guangdong
Hainan

*Note:* This map is for reference only and is not drawn to scale.

The following table shows the breakdown (in terms of number of hotels and number of Total Rooms) of the different categories of hotels in operation in which the Group held Hotel Interests, or which it managed or as to which it had granted franchises as at 31 October 2006:

| | Hotels in which the Group held Hotel Interests and managed by the Group | | Hotels in which the Group held Hotel Interests but which were *managed* by third parties | | Hotels owned by third parties and managed by the Group | | Hotels owned by third parties and operating under franchises granted by the Group | | Total number of hotels in operation | |
|---|---|---|---|---|---|---|---|---|---|---|
| Hotel Category | Number of hotels | Total Rooms | Number of hotels | Total Rooms | Number of hotels | Total Rooms | Number of hotels | Total Rooms | Number of hotels | Total Rooms |
| Landmark Hotels | 6 | 1,619 | — | — | — | — | — | — | 6 | 1,619 |
| Luxury Hotels | | | | | | | | | | |
| — 5-star hotels | 3 | 2,148 | 2 | 974 | 6 | 1,642 | — | — | 11 | 4,764 |
| — 4-star hotels | 7 | 3,268 | 2 | 944 | 24 | 5,466 | — | — | 33 | 9,678 |
| Subtotal | 10 | 5,416 | 4 | 1,918 | 30 | 7,108 | — | — | 44 | 14,442 |
| Commercial Hotels | | | | | | | | | | |
| — 3-star hotels | 9 | 2,215 | — | — | 10 | 1,904 | — | — | 19 | 4,119 |
| — 2-star hotels | 3 | 474 | — | — | 1 | 100 | — | — | 4 | 574 |
| Subtotal | 12 | 2,689 | — | — | 11 | 2,004 | — | — | 23 | 4,693 |
| Jin Jiang Inn Budget Hotels | 37 | 5,729 | — | — | — | — | 41 | 5,314 | 78 | 11,043 |
| Total | 65 | 15,453 | 4 | 1,918 | 41 | 9,112 | 41 | 5,314 | 151 | 31,797 |

The following table shows the breakdown (in terms of the number of hotels and the number of Total Rooms) of the different categories of hotels under development in which the Group held Hotel Interests, or for which it had entered into management contracts or as to which it had granted franchises, as at 31 October 2006:

| | Hotels in which the Group held Hotel Interests and to be managed by the Group | | Hotels in which the Group held Hotel Interests, but which were to be managed by third parties | | Hotels owned by third parties and to be managed by the Group | | Hotels owned by third parties and to operate under franchises granted by the Group | | Total number of hotels under development | |
|---|---|---|---|---|---|---|---|---|---|---|
| Hotel Category | Number of hotels | Total Rooms | Number of hotels | Total Rooms | Number of hotels | Total Rooms | Number of hotels | Total Rooms | Number of hotels | Total Rooms |
| Landmark Hotels | — | — | — | — | — | — | — | — | — | — |
| Luxury Hotels | | | | | | | | | | |
| — 5-star hotels | 2 | 650 | — | — | 14 | 4,128 | — | — | 16 | 4,778 |
| — 4-star hotels | — | — | — | — | 9 | 2,450 | — | — | 9 | 2,450 |
| Subtotal | 2 | 650 | — | — | 23 | 6,578 | — | — | 25 | 7,228 |
| Commercial Hotels | | | | | | | | | | |
| — 3-star hotels | — | — | — | — | — | — | — | — | — | — |
| — 2-star hotels | — | — | — | — | — | — | — | — | — | — |
| Subtotal | — | — | — | — | — | — | — | — | — | — |
| Jin Jiang Inn Budget Hotels | 39 | 6,991 | — | — | — | — | 48 | 5,572 | 87 | 12,563 |
| Total | 41 | 7,641 | — | — | 23 | 6,578 | 48 | 5,572 | 112 | 19,791 |

The Group has a strong geographical focus in Shanghai and Beijing, which are the two major financial and tourist centres of the PRC. As at 31 October 2006, the hotels in operation in which the Group held Hotel Interests and those which were owned by third parties and managed by the Group or to which the Group had granted franchises in these cities represented over 50% of all of the hotels of the Group which were in operation throughout the PRC.

Shanghai is the PRC's most diversified industrial and commercial city and ranked first in population density in 2005. With its rapid growth in commercial activities and its tourist attractions, it has become a service-oriented business and transit hub for tourists and other travellers within the PRC which supports a large amount of in-bound and out-bound travellers all year round. In 2005, 4.4 million international tourists visited Shanghai. As at 31 October 2006, the Group held Hotel Interests in, managed or had granted franchises to, six Landmark Hotels, 12 Luxury Hotels, 14 Commercial Hotels and 29 Jin Jiang Inn Budget Hotels in operation in Shanghai.

Beijing is the capital of the PRC and is its centre of political, economic and cultural activities. The rich historical heritage, improved infrastructure and growing prosperity of Beijing attracted 3.6 million international tourists in 2005, compared to 3.1 million in 2004, representing a year on year growth of 16%. As at 31 October 2006, the Group held Hotel Interests in, managed or had granted franchises to seven Luxury Hotels, five Commercial Hotels and seven Jin Jiang Inn Budget Hotels in operation in Beijing.

The Group's portfolio of hotels in Shanghai and Beijing are mostly located in prime locations near city landmarks and tourist attractions or in convenient locations close to business districts and shopping areas, or close to transport infrastructure such as international airports, railway stations and coach terminals.

The following maps show the locations of the hotels in which the Group held Hotel Interests in Shanghai and Beijing.

**Shanghai Map**


Yulan Inn
Siping Road Inn
Shanghai Gong He Xin Road Inn
Shanghai Hong Kou Inn
Shanghai Linqing Inn
Holiday Inn Downtown Shanghai
Zhongya Hotel
North Sichuan Road Inn
Jiu Long Hotel
New Asia Hotel
Peace Hotel
Peace Palace
Nanjing Hotel
East Asia Hotel
Metropole Hotel
Pacific Hotel
Park Hotel
Sofitel Hyland Shanghai
Wuning Road Inn
Jinsha Hotel
Chang Ning Inn
Shanghai Hotel
Da Hua Hotel
Jin Jiang Tower
Jin Jiang Hotel
Y.M.C.A. Hotel
South Fujian Road Inn
New Garden Hotel
Renaissance Yangtze Shanghai Hotel
Cypress Hotel
Rainbow Hotel
Galaxy Hotel
Jianguo Hotel
Hua Ting Hotel and Towers
Hua Ting Guest House
Cao Bao Road Inn
Shanghai Xinzhuang Inn
Min Hang Hotel
Jinjiang Park Inn
Shanghai Huamu Inn
Shanghai Pudong Executive Leadership Academy Inn
Pudong Airport Inn
Railway
Ring Road
Tunnel
River
Main Road
Airport
Bus Station
Train Station
Bridge
Landmark Hotel
Luxury Hotel
Commercial Hotel
Jinjiang Inn
Tourist Attraction

*Note:* This map is for reference only and is not drawn to scale.

**Beijing Map**


East China
North China
Northwest China
Southwest China
Central China
South China
Kunlun Hotel
Beijing Shi Jing Shan Inn
Beijing West Railway Station Inn
Beijing Majiapu Inn
Main Road
River
Railway
Airport
Train Station
Landmark Hotel
Luxury Hotel
Commercial Hotel
Jinjiang Inn
Tourist Point

*Note:* This map is for reference only and is not drawn to scale.

The Group is in the process of overhauling its marketing strategy, and in the future plans to market the Star-rated hotels managed by it under the Jin Jiang Trademark and to market the Jin Jiang Inn Budget Hotels under the Jin Jiang Inn Trademarks. In 1999 and 2003 (and subsequently in 2006), the trademarks "錦江" (Jin Jiang) and "錦江之星" (Jin Jiang Inn) were awarded the designations of "PRC famous trademark" and "Shanghai famous trademark", respectively. Further, Jin Jiang Hotel Management was awarded the "中國酒店行業民族品牌先鋒" (Pioneer of the PRC National Brand Name in the Hotel Industry) in 2004 and 2006. "Jin Jiang Hotels" was also voted by the readers of TTG Asia, TTG China, TTGmice and TTG-BTmice China to be the Best Local Hotel Chain for the year 2006. With such awards, the Directors believe that the Group can fully utilise the brand name by using the trademark "錦江" to identify and market its hotels and to gain a high degree of brand name recognition in the PRC hotel market.

Some hotels of the Group have a long history of operation and the Directors believe that they enjoy an excellent reputation in the PRC, which is evidenced by the Group's ability to attract both a high profile public and private sector clientele. Numerous foreign government leaders, statesmen and international business leaders stayed at the Group's hotels. Furthermore, a number of important international conferences have been held in the Group's hotels.

Over the years, the Group has invested in a diverse portfolio of hotel assets comprising Landmark Hotels, Luxury Hotels, Commercial Hotels and Jin Jiang Inn Budget Hotels in the PRC to cater for different market segments. The Landmark Hotels, such as the Peace Hotel and the Jin Jiang Hotel, are hotels which are rich in history and built in a style reflective of the splendour, tradition and heritage of the era in which they were constructed and are considered by the Directors to be the crown jewels in the Group's portfolio of hotel assets.

The Group was one of the first hospitality service providers to enter into the budget hotel sector in the PRC. Since the Group commenced the operation of its budget hotels as a separate business segment in 1997, it has built Jin Jiang Inn into one of the leading budget hotel brands in the PRC. The Group has identified the demand of budget hotels from the increasing number of domestic travellers, both business and leisure, for clean and comfortable lodging at reasonable prices. The Directors believe that the Group enjoys a "first mover advantage" over its emerging competitors in the PRC budget hotel sector due to the well-established Jin Jiang brand name, and anticipate further growth in the future.

The Group has vast experience in various aspects of hotel management and know-how for a wide spectrum of hotels ranging from budget hotels to upscale hotels. In order to enhance its competitiveness in the hotel management sector, the Group has adopted modern international hotel management methods and skills and has introduced them to its hotel operations. The Company principally conducts its hotel management business in relation to Landmark Hotels, Luxury Hotels and Commercial Hotels through its subsidiary, Jin Jiang Hotel Management, while the Jin Jiang Inn Budget Hotels are managed by another subsidiary, Jin Jiang Inn.

The Group has also invested in a number of restaurants such as The Chinoise Story, New Asia Snack, Café de Coral, Kentucky Fried Chicken and Yoshinoya in the PRC through Jin Jiang Hotels Development.

The following table shows the breakdown of the Group's turnover by business segment for the three years ended 31 December 2005 and the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | | | | Six months ended 30 June | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2004 | | 2005 | | 2005 | | 2006 | |
| | *RMB'000* | % | *RMB'000* | % | *RMB'000* | % | *RMB'000* *(unaudited)* | % | *RMB'000* | % |
| Turnover from continuing operations | | | | | | | | | | |
| Star-rated hotel operations | | | | | | | | | | |
| — Accommodation revenue | 760,341 | 47.1 | 1,137,188 | 47.9 | 1,355,077 | 48.3 | 636,517 | 48.1 | 689,244 | 47.5 |
| — Food and beverage sales | 412,627 | 25.6 | 578,722 | 24.4 | 660,722 | 23.5 | 316,076 | 23.9 | 354,498 | 24.4 |
| — Rendering of ancillary services | 111,815 | 6.9 | 142,443 | 6.0 | 133,458 | 4.8 | 61,918 | 4.7 | 59,935 | 4.1 |
| — Rental revenue | 57,654 | 3.6 | 83,499 | 3.5 | 101,854 | 3.6 | 47,981 | 3.6 | 52,640 | 3.7 |
| — Sales of hotel supplies | 24,806 | 1.5 | 37,971 | 1.6 | 34,295 | 1.2 | 18,954 | 1.5 | 18,673 | 1.3 |
| Subtotal | 1,367,243 | 84.7 | 1,979,823 | 83.4 | 2,285,406 | 81.4 | 1,081,446 | 81.8 | 1,174,990 | 81.0 |
| Jin Jiang Inn Budget Hotels | — | 0.0 | 153,466 | 6.5 | 334,900 | 11.9 | 154,272 | 11.7 | 202,807 | 14.0 |
| Star-rated hotel management | 28,206 | 1.7 | 36,276 | 1.5 | 36,683 | 1.3 | 20,821 | 1.6 | 19,062 | 1.3 |
| Restaurants | 158,611 | 9.8 | 102,374 | 4.3 | 89,738 | 3.2 | 42,973 | 3.2 | 44,929 | 3.1 |
| Others | 60,934 | 3.8 | 101,053 | 4.3 | 60,943 | 2.2 | 22,992 | 1.7 | 8,797 | 0.6 |
| | 1,614,994 | 100.0 | 2,372,992 | 100.0 | 2,807,670 | 100.0 | 1,322,504 | 100.0 | 1,450,585 | 100.0 |

For more information about the Group's financial results broken down by business segment, see section headed "Financial Information".

## PRINCIPAL STRENGTHS

The Directors are of the view that the Group has the following principal strengths:

- The Group's strong brand recognition in the PRC has enabled it to develop an extensive customer network
- The Group has a solid homebase with hotels at prime locations in Shanghai and has strategically expanded to other major cities in the PRC
- The Group's keen market sense and significant PRC experience enable it to target the budget hotel sector as one of its main development objectives
- The Group is one of the leading hotel chain investors and hotel management companies in the PRC and benefits from its market position in both hotel ownership and hotel management
- The Group has an experienced and professional management team with a long-term commitment to the hotel industry which is dedicated to the provision of high quality training for its hotel management staff and management candidates
- The Group has a world-wide room reservation system

- The Group has adopted a centralised procurement and bulk purchasing policy to ensure consistent quality standards

**The Group's strong brand recognition in the PRC has enabled it to develop an extensive customer network**

The "錦江" (Jin Jiang) and "錦江之星" (Jin Jiang Inn) trademarks have been awarded the status of "PRC famous trademark" and "Shanghai famous trademark", respectively. These award-winning trademarks of the Group are widely recognised throughout the PRC. Through this strong brand recognition, the Group is able to expand its hotels operations more quickly, which is demonstrated by the robust expansion of Jin Jiang Inn Budget Hotels since 1997.

The Directors believe that due to the highly recognised brand name of "錦江" (Jin Jiang) in the PRC, the Star-rated hotels of the Group were able to attract overseas and domestic corporate customers. The Group has entered into arrangements with a number of overseas and domestic corporate customers, pursuant to which the Group will provide hotel rooms to employees of such companies at a certain rate during a specific period of time, subject to the availability of hotel rooms.

The Directors also believe that due to the popularity of the "錦江之星" (Jin Jiang Inn) brand name, the Jin Jiang Inn Budget Hotels have been able to attract a large number of individual domestic customers to join its membership scheme. Jin Jiang Inn operates a loyalty programme under which members are entitled to certain discounts and benefits. Apart from providing incentives to visit its hotels, Jin Jiang Inn regularly sends information on its promotions and news to its members. The Group believes that these measures help raise its profile among potential customers and the number of recommendations by the existing members, thus expanding its customer base.

**The Group has a solid homebase with hotels at prime locations in Shanghai and has strategically expanded to other major cities in the PRC**

Since its establishment, the Group has been targeting business and holiday travellers travelling to or via Shanghai. According to the statistics from National Tourism Administration, in-bound overseas travellers in transit through Shanghai accounted for approximately 18.8% of the total number of all in-bound travellers to the PRC in 2005. In recent years, Shanghai has developed into a major financial centre of the PRC to which many multinational corporations have relocated their Asian regional headquarters. Shanghai is also a major centre for service-oriented businesses and a transfer hub for travellers within the Yangtze River Delta region which supports a large amount of in-bound and out-bound travellers all year round.

As at 31 October 2006 the Group held Hotel Interests in, managed or had granted franchises to 61 hotels in operation in Shanghai, most of which are located near prime locations with high intrinsic value, including city landmarks and tourist attractions such as the Bund and Xintiandi; shopping and commercial districts such as 南京東路 (Nanjing Road East), 人民廣場 (People's Square), 陸家嘴 (Lujiazui), 淮海路 (Huai Hai Road) and 虹橋開發區 (Hongqiao Development Zone); and transport infrastructure such as the Pudong International Airport, the Hongqiao International Airport and the Shanghai Railway Station. The fact that the Group's hotels are located at these prime locations enables it to cover the different needs and purposes of its hotel guests.

Some of the hotel properties belonging to the Group, primarily its Landmark Hotels, are famous historical buildings and tourist attractions themselves. Hotel properties such as the Jin Jiang Hotel and the Peace Hotel in Shanghai were constructed during the 1920s and 1930s. These buildings are synonymous with the growth and development of Shanghai, as well as the history and culture of Shanghai. Their architecture fully reflects the splendour, tradition and heritage of the era when Shanghai was considered the economic, cultural and financial centre of China during the 1930s. The Directors consider these Landmark Hotels to be the crown jewels in the Group's hotel portfolio and attractive to foreign travellers visiting the PRC who wish to experience a glimpse of Shanghai's past history, culture and heritage during their visits. The Directors believe that there is great potential in maintaining and developing these Landmark Hotels. Hence, the Group intends to restore and conserve these Landmark Hotels so that they will be able to command premium room rates.

The Directors also believe that the strong presence of the Group in Shanghai enables it to benefit from the high level of business activity undertaken by foreign and domestic investors and professionals doing business in Shanghai and foreign and domestic tourists visiting the greater Shanghai region, which results in a strong inflow of visitors in need of hotel accommodation. The Group has experienced an increase in demand for its hotels from such travellers to Shanghai. The ability of the Group to cater for a wide range of customers in Shanghai has been a major factor in the Group's success, as demonstrated by the relatively high Occupancy Rates of its hotels in Shanghai.

Furthermore, in order to capture more market share in the PRC, the Group has strategically set up regional headquarters or local offices in Shanghai, Beijing, Wuhan, Shenzhen, Kunming and Taiyuan to enable the Group to expand its hotel business in the eastern, northern, central, southern, south-western and north-western regions of the PRC, respectively, in order to benefit from the increasing number of travellers within the PRC.

**The Group's keen market sense and significant PRC experience enable it to target the budget hotel sector as one of its main development objectives**

The Directors believe that the Group's keen market sense and clear vision coupled with its significant experience in the PRC hotel industry have enabled it to pin-point the PRC budget hotel sector, which the Directors believe has significant potential for future growth, as one of its main development objectives. The Group opened its first Jin Jiang Inn Budget Hotel in 1997 and with its continuous expansion in this sector, the Group has become one of the market leaders in the PRC budget hotel sector.

The Directors believe that the development of the budget hotel sector in the PRC is in its early stage and there will be room for the PRC budget hotel sector to grow in terms of the number of hotel rooms, RevPAR, total revenue and profits. In order to facilitate the Group's development in the budget hotel sector, the Group has leveraged and will continue to leverage its well known Jin Jiang brand name and management expertise for the purposes of attracting more domestic customers, increasing its market share and, ultimately, maximising its return on investment in the PRC budget hotel sector.

**The Group is one of the leading hotel chain investors and hotel management companies in the PRC and benefits from its market position in both hotel ownership and hotel management**

The Directors believe that the Group's competitive position is strengthened by acting as both an owner and manager of most of its hotel properties. The Group's ownership interest provides it with a basis for procuring management contracts, enhances its ability to exercise control over its hotel properties and provides it with the prospect of potential capital appreciation of its properties. The Directors believe that the Group's ability to compete for management contracts for hotels in the PRC will be enhanced by its ability to think like a hotel owner and apply its expertise in managing hotel properties. As the Group has built up its reputation by managing its hotels, it has also been able to attract more management contracts from third party hotel owners.

**The Group has an experienced and professional management team with a long-term commitment to the hotel industry which is dedicated to the provision of high quality training for its hotel management staff and management candidates**

The Group's management team has extensive management experience in the development and acquisition of equity interests in hotels and the management of Star-rated and budget hotels in the PRC. It has enjoyed considerable success in the past in formulating and implementing clear development strategies, and seizing opportunities to explore market potential for different sectors of the hotel industry.

Apart from local expertise, the Group's management team also consists of members from Australia, the United Kingdom, Singapore, New Zealand and Hong Kong, and some of its members have had experience working for international hotel groups such as Inter-Continental, Hilton, Marriott, Swissôtel and Shangri-La. The Group believes that these managers have helped introduce international management concepts, which the Group has successfully merged with traditional Chinese management skills and local knowledge, thus enhancing the overall management quality of the Group.

The Group also believes in the importance of training. Thus, apart from having a job rotation system, it has set up 上海錦江國際管理學院 (Shanghai Jin Jiang International Management College) in Shanghai with the aim of training its employees in the principles and philosophy of the Group and enabling them to have a concrete foundation in the operation of hotels. The management college, together with an independent third party, GESTHOTEL-Les Roches Swiss Hotel Association School of Hotel Management, has opened the Les Roches Jin Jiang International Hotel Management College. GESTHOTEL-Les Roches Swiss Hotel Association School of Hotel Management is an institution which provides hotel management programmes in Switzerland. Les Roches Jin Jiang International Hotel Management College provides Star-rated hotel management courses for different areas and levels of hotel personnel and management training for hotel managers and management candidates.

The Group believes that the expertise of its management team will help the Group capture more market share in the PRC hotel sector, and that such expertise will serve as a platform from which the Group can develop the overseas market. The relevant qualifications and experience of the Directors and the senior management of the Company are set out in the section headed "Directors, Supervisors, Senior Management, Staff and Compliance Adviser" in this prospectus.

**The Group has a world-wide room reservation system**

The Group has established a marketing network encompassing room reservation services for all hotels managed by the Group through its central reservation system and online reservation system.

The Group has adopted a central reservation system called Jrez and has started to apply it to all Star-rated hotels managed by the Group, subject to, in the case of hotels owned by third parties, the consent of the third party owner of the particular hotel. 上海錦江德爾互動有限公司 (Thayer JinJiang Interactive Company Limited), a sino-foreign joint venture set up by the Group and the Thayer Group of Companies LLC, will provide technical and operational services for Jrez and an electronic distribution service to travel agents, consumers, individual hotels and hotel companies. As at 31 October 2006, 43 hotels managed by the Group have been linked to Jrez. In addition, the Group has also created two on-line reservation web-sites, namely www.jinjianghotels.com and www.jj-inn.com, to offer on-line platforms for the public to make reservations for Star-rated hotels managed by the Group and all Jin Jiang Inn Budget Hotels, respectively, through the Internet at tariffs which are lower than the walk-in tariffs of such hotels. Furthermore, the public may also reserve rooms in the Star-rated hotels managed by the Group and the Jin Jiang Inn Budget Hotels through telephone hotlines.

**The Group has adopted a centralised procurement and bulk purchasing policy to ensure consistent quality standards**

The Group is able to ensure that the goods supplied to the Group meet the quality standards set by the Group by way of a centralised procurement policy. Furthermore, standardising the products used in different hotels managed by the Group provides customers with confidence in the quality of each individual hotel and helps the Group efficiently manage its operating costs in relation to linen products and consumable stores such as amenities, paper products and food and beverages. Such products are procured for the entire Group by 上海錦江國際酒店物品有限公司 (Shanghai Jin Jiang International Hotel Commodities Company Limited), a subsidiary of the Group. Due to its strong presence in the PRC hotel industry, the Directors believe the Group has been able to develop procurement channels which allow the Group to procure value-for-money goods and services catering for the needs of its hotel operations.

Through the use of its bulk-purchasing policy, the Directors believe the Group is able to secure contracts with its suppliers and service providers on favourable terms. For instance, the Group has negotiated with major banks to lower the credit card commission rate. Further, the Group has also obtained favourable insurance premium rates from insurance companies. Through such policies, the Directors believe that the Group will be able to secure more management contracts due to its ability to procure high quality supplies for third party hotel owners at attractive prices.

## BUSINESS STRATEGIES

The Group intends to continue to expand its market share in the PRC, maintain its leading position in the PRC hotel industry, raise the public recognition of its status to the level of an elite international hotel group and develop an overseas market presence through the adoption and implementation of the following strategies:

- increasing market leadership in the PRC hotel industry
- refurbishing the Landmark Hotels to fully reflect their intrinsic value and utilising their "uniqueness" to drive revenue growth
- strengthening the hotel management standards of the Group and focusing on growing through management contracts and franchising agreements
- adopting branding policies to facilitate consistent identification of "Jin Jiang" hotels
- strengthening its revenue base through MICE and F&B Services
- exploring and developing overseas markets
- re-deploying capital to refine the Group's hotel portfolio and adjust its hotels network so as to enhance future profitability

### Increasing market leadership in the PRC hotel industry

*Budget hotels*

The Group intends to build on its market leading position and use its current portfolio of Jin Jiang Inn Budget Hotels as a demonstration of its high quality and cost efficient management skills in order to induce more low cost hotel owners to upgrade their hotels according to the standards of Jin Jiang Inn Budget Hotels and become franchisees under the Jin Jiang Inn brand name. Subject to market conditions, the Group also plans to expand its market share through investing in and granting franchises to various new Jin Jiang Inn projects and expects to increase the number of Jin Jiang Inn Budget Hotels to 600 by 2010.

*Star-rated hotels*

The Group has identified six different regions in the PRC for intensive strategic development, namely, the eastern PRC, northern PRC, central PRC, southern PRC, south-western PRC and north-western PRC regions. The Group intends to keep regional headquarters or regional offices in Shanghai, Beijing, Wuhan, Shenzhen, Kunming and Taiyuan. The Group has been developing one or more flagship Luxury Hotels in Shanghai, Beijing, Wuhan, Shenzhen, Taiyuan and Kunming. The Group intends to build on its presence in the designated regions and, through the direct on-site display of its excellent services and Star-rated hotel management skills at its flagship hotels, facilitate the cross-marketing of its hotels within these six regions and in other parts of the PRC. Using its flagship hotels as a model, the Group also intends to attract more independent hotel owners and secure additional management contracts with them, thus forming a comprehensive hotel network and enabling the Group to increase its market share rapidly across the PRC. The Group also intends to expand its Star-rated hotel network and improve its management standards through merging and acquiring existing hotels. Subject to market conditions, the Group hopes that the number of Star-rated hotels in which it will hold Hotel Interests and/or which it will manage will exceed 130 by 2010.

**Refurbishing the Landmark Hotels to fully reflect their intrinsic value and utilising their "uniqueness" to drive revenue growth**

In order to reflect the intrinsic value of the Landmark Hotels, the Group intends to renovate its Landmark Hotels into boutique hotels of internationally recognised standards in order to meet the demand for this high-end segment of hotels. The Group believes that as the economy in the PRC further develops and the business environment in certain parts of the PRC continues to mature, more sophisticated business and holiday travellers who have high expectations and more demanding requirements will be attracted to the PRC. The Group intends to take advantage of this trend and cater for this target group of high-end hotel users and believes that such development will greatly increase the Occupancy Rates and ADRs of the refurbished Landmark Hotels.

**Strengthening the hotel management standards of the Group and focusing on growing through management contracts and franchising agreements**

The Group intends to strengthen its hotel management standards by adopting international standards and strengthening the Group's reservation system. For instance, it has adopted the Uniform System of Accounts for Lodging Industry, a set of internationally recognised accounting principles for hotel operations, Core Quality Standard, and Core Technical Standard. It will seek opportunities to form strategic partnerships with internationally renowned hotel management groups and continue its practise of hiring both local and foreign employees to improve its hotel management standards. The Group believes that this strategy provides an effective and efficient channel for gaining new market knowledge and exchanging hotel management expertise. The Group expects that such partnerships with international hotel groups will afford the Group greater recognition in the PRC and abroad and permit the Group to benefit from the strong brand name and expertise of international market leaders.

The Group has strengthened and will continue to strengthen its co-operation with top international hotel management schools. The Group believes that investment in training of a new generation of hotel managers and personnel and continuing their professional development are key to maintaining high service standards.

The Group believes that its experience in managing hotels, together with the strength of the Jin Jiang brand, will allow the Group to grow its business through securing more management contracts and franchising agreements apart from investing in selective hotel projects. Although historically the Group has owned most of its hotel properties, it intends to pursue opportunities to capitalise on its management expertise and well-known brand names by securing more management contracts and franchising agreements for properties wholly or partly owned by third parties in the future. By securing management contracts and granting franchising agreements, the Group seeks to develop its brand names and increase its market share at a faster pace which it believes will, in turn, enhance its management and franchise fee income and improve its return on capital.

### Adopting branding policies to facilitate consistent identification of "Jin Jiang" hotels

The Group has prepared a logo manual for the standard branding of the Star-rated hotels managed by the Group. The Group will present the Jin Jiang Trademark in different colours for different classes of Star-rated hotels. The key element of the logo is the double "J" which represents the initials of Jin Jiang as well as the roof line of a Chinese Imperial Palace. The Group believes that it will give the public a better recognition of the Group's hotels and also enable the Group to market its hotels in a more efficient manner. The Group intends to identify two other brands to market its Landmark Hotels and Commercial Hotels, respectively, at a later stage.

### Strengthening its revenue base through MICE and F&B Services

The Group intends to continue to invest in business conference facilities for international and domestic business symposiums and cultural forums in order to boost revenue from its MICE Services at its Luxury Hotels. The Group believes that the growing PRC economy and the rapid development of tourism will encourage the level of business activities and cultural exchange between the PRC and other countries to continue to increase. These upward trends, in turn, should positively impact the demand for conference and dining facilities.

The Group also plans to enhance the range of food and beverage services in its hotels. For instance, the majority of Jin Jiang Inn Budget Hotels have a restaurant named 錦江大廚 (Jin Jiang Chef) which aims at providing food and beverages to the hotel guests at reasonable prices, or other forms of restaurants or cafeterias. A new high-end restaurant 錦廬餐廳 (The Chinoise Story) was also opened in June 2006 and the Group intends to implement the concept of the Chinoise Story in certain of its Luxury Hotels. The Group is negotiating with a French culinary group for setting up a joint venture, with the aim of operating French restaurants in the Group's hotels.

### Exploring and developing overseas markets

The Group also intends to explore and develop hotel business overseas in light of the increasing number of domestic tourists and business travellers travelling abroad. The Group believes that geographic expansion will allow it to take advantage of the nationwide reputation of the Jin Jiang brand, create cross-border marketing opportunities, promote the influence of the Jin Jiang brand overseas and thus provide it with the scale to reduce its exposure to regional seasonality and cyclicality. The Group plans to market the Group's reputation to entice PRC customers, such that the Group's overseas hotels will be the first choice of stay when they travel overseas. Thus the Group's principle target markets will be those Chinese travellers' most popular travel destinations. Subject to market conditions, the Group intends to invest in one or more hotels overseas by 2010.

**Re-deploying capital to refine the Group's hotel portfolio and adjust its hotels network so as to enhance future profitability**

The Group from time to time divests its hotel properties on a strategic basis to redeploy its capital to acquire or invest in other hotels with greater growth potential, so as to have a better Star-rated hotel operation portfolio by divesting or acquiring hotel properties and to implement its hotels networking strategy. For example, the Group may divest hotels in circumstances where:

- the Group can realise a good price by divesting;
- demand in the market in which the hotel is located is declining or static;
- competition in the market requires substantial capital investment into a hotel that will not generate adequate returns; or
- the hotel is not consistent with the business strategy of the Group.

Apart from direct investment in hotel properties, the Group also wishes to broaden its hotel operations throughout the PRC via Star-rated hotel management. It intends to sell some of its hotels or lease out its hotel properties, if appropriate, to independent third parties and retain the management rights in such hotels. Furthermore, the Group also intends to lease out certain of its hotel properties to third parties which may convert them into other uses. For example, the Group is in discussions with an independent third party regarding the leasing and redevelopment of the Peace Palace or part of the premises into a commercial and art centre.

The Group entered into a formal sale and purchase agreement and a supplemental agreement on 15 November 2006 and 24 November 2006, respectively with 上海綠地商業(集團)有限公司 (Shanghai Greenland Commercial (Group) Co., Ltd.), an independent third party, for the disposal of 45% of its equity interest in Jiu Long Hotel at an agreed consideration of approximately RMB114.7 million, while the hotel continues to be managed by Jin Jiang Hotel Management after such disposal. The Group received 51% of the consideration in cash, together with two commercial notes from Shanghai Greenland Commercial (Group) Co., Ltd.. Pursuant to the commercial notes, the Group will receive the remaining 49% of the consideration by the end of 31 March 2007. The net assets of Jiu Long Hotel amounted to approximately RMB69.1 million as at 30 June 2006 and the gain from the disposal has been included in the profit forecast of the Group for the year ending 31 December 2006 as set out in the section headed "Financial Information — Profit Forecast" in the prospectus. As part of the Group's strategy on redeployment of capital, such disposal was made since such hotel had no apparent competitive strength over similar hotels in the same district and the consideration receivable for such disposal under the market conditions prevailing at that time was favourable to the Group. The Group plans to dispose of its remaining 55% interest in Jiu Long Hotel in 2007. The Group believes that, apart from improving the market share of the Group's Star-rated hotel management, such practice will also provide a stable income source to the Group.

## STAR-RATED HOTEL OPERATION

### Overview

The Group's portfolio of Star-rated hotel assets in the PRC comprises Landmark Hotels, Luxury Hotels and Commercial Hotels.

The Group's Star-rated hotels are mostly situated in prime locations near city centres. In Shanghai, most of the Group's Star-rated hotels are located near city landmarks such as the Bund or Xintiandi, or at convenient locations close to business districts and shopping areas in the vicinity of 南京東路 (Nanjing Road East), 人民廣場 (People's Square), 陸家嘴 (Lujiazui), 淮海路 (Huai Hai Road) and 虹橋開發區 (Hongqiao Development Zone), or close to transport infrastructure such as international airports, railway stations and coach terminals. The Kunlun Hotel is located in the Chaoyang District and close to the central business district of Beijing.

The Group classifies its Star-rated hotel assets into Landmark Hotels, Luxury Hotels and Commercial Hotels in accordance with the historical value of the hotel buildings and the Star-Rating Standard Manual issued by the National Tourism Administration.

Landmark Hotels are those hotels which were constructed in various western architectural styles and are categorised as "historical buildings". The Group considers these hotels to possess high historical and cultural value. Due to their heritage and ambience, they have been used for accommodating foreign royalty and dignitaries and international business leaders. The Group believes that if these hotels are renovated into luxurious boutique hotels which fully reflect their past glory and splendor reminiscent of the old Shanghai era, they will attract high-end foreign and domestic visitors and their ADRs and Occupancy Rates will increase significantly. Most of the Landmark Hotels are located on prime sites in areas that used to be the commercial and cultural hubs of Shanghai.

Luxury Hotels include all the hotels which have obtained or are expected to obtain 5-star or 4-star ratings, but exclude the Landmark Hotels of the Group. These hotels are beautifully decorated full-service hotels which provide a wide range of amenities, facilities and modern comforts for high-end business travellers and tourists. Most Luxury Hotels are located near commercial, leisure and transportation facilities. The Group believes that its Luxury Hotels can accommodate the needs and purposes of most high-end overseas and domestic business travellers and tourists.

Commercial Hotels include all the hotels which have obtained or are expected to obtain 3-star or 2-star ratings, but exclude the Landmark Hotels of the Group and certain other 3-star and 2-star hotels managed by Jin Jiang Inn. These hotels are more affordable with less facilities when compared to the Luxury Hotels and are regarded as "mid-range" hotels. The Group believes that its Commercial Hotels can best cater for the accommodation needs of domestic business travellers and tourists.

The Group has a strong homebase in Shanghai. In order to diversify its market and enhance its hotel investment portfolio, the Group may acquire hotels in other cities according to its overall development strategy. On the other hand, the Group may sell certain of its hotels that can attract a good market price or if such hotels are underperforming in order to comply with its overall development plan. For instance, the Group sold 華山賓館 (Hua Shan Hotel) and 上海新亞之光大酒店 (Shanghai New Asia Glory Hotel) in 2003 and 2004; whereas the Group has acquired the interests in Kunming Jin Jiang Hotel Company Limited and

Wuhan Jin Jiang International Hotel Company Limited in 2003 and 2004, respectively. The Directors believe that such strategy will enable the Group to enhance its hotel investment portfolio, enlarge its hotel network and increase its capital gains. On the other hand, the Group acquired a 40% equity interest in Jiangsu Nanjing Hotel in September 2006.

The following table shows the breakdown of the Group's turnover from its Star-rated hotel operations in which the Group held Substantial Hotel Interests (comprising accommodation revenue, food and beverages sales, rendering of ancillary services and rental revenue) for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006. Turnover from the rendering of ancillary services includes primarily business centre fees, laundry fees and telephone charges, whereas rental revenue refers to revenue from the rental of space at the Group's hotels to third parties for retail or other use.

| | Year ended 31 December | | | | | | Six months ended 30 June | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2004 | | 2005 | | 2005 | | 2006 | |
| | *RMB'000* | % | *RMB'000* | % | *RMB'000* | % | *RMB'000* (unaudited) | % | *RMB'000* | % |
| **Star-rated Hotel turnover:** | | | | | | | | | | |
| Substantial Hotel Interests and managed by the Group | | | | | | | | | | |
| — Landmark Hotels | 420,935 | 31.4 | 534,462 | 27.5 | 569,052 | 25.3 | 264,689 | 24.9 | 278,070 | 24.0 |
| — Luxury Hotels | 418,681 | 31.2 | 787,101 | 40.5 | 1,070,622 | 47.5 | 487,617 | 45.9 | 561,559 | 48.6 |
| — Commercial Hotels | 285,233 | 21.2 | 309,838 | 16.0 | 285,266 | 12.7 | 153,914 | 14.5 | 154,426 | 13.4 |
| **Sub-total** | 1,124,849 | 83.8 | 1,631,401 | 84.0 | 1,924,940 | 85.5 | 906,220 | 85.3 | 994,055 | 86.0 |
| Substantial Hotel Interests but not managed by the Group | | | | | | | | | | |
| — Landmark Hotels | — | 0.0 | — | 0.0 | — | 0.0 | — | 0.0 | — | 0.0 |
| — Luxury Hotels | 217,588 | 16.2 | 310,451 | 16.0 | 326,171 | 14.5 | 156,272 | 14.7 | 162,262 | 14.0 |
| — Commercial Hotels | — | 0.0 | — | 0.0 | — | 0.0 | — | 0.0 | — | 0.0 |
| **Sub-total** | 217,588 | 16.2 | 310,451 | 16.0 | 326,171 | 14.5 | 156,272 | 14.7 | 162,262 | 14.0 |
| **Total** | 1,342,437 | 100.0 | 1,941,852 | 100.0 | 2,251,111 | 100.0 | 1,062,492 | 100.0 | 1,156,317 | 100.0 |

The Group also generates hotel-related income from the sale of hotel supplies such as hotel consumables, linen and bath products. The following table shows the Group's turnover from the sale of hotel supplies for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(Unaudited)* | *RMB'000* |
| Sale of hotel supplies | 24,806 | 37,971 | 34,295 | 18,954 | 18,673 |

## Landmark Hotels

### *Overview of operation*

The Landmark Hotels, comprising the Jin Jiang Hotel, the Peace Hotel, the Park Hotel, the Metropole Hotel, the New Asia Hotel and the Jin Jiang Pacific Hotel, were built during the old Shanghai era. Although the Landmark Hotels range from 5-star to 3-star hotels, the significance of such hotels to the Group is not in terms of their star rating but in terms of the history and culture which surround them and the splendour, tradition and heritage of the old Shanghai era which are reflected in the architecture and ambience of the Landmark Hotels. These grand old-world hotels, which form an integral part of Shanghai's history, are considered by the Directors to be the crown jewels of the Group's hotel portfolio.

Most of the Landmark Hotels are located on prime sites in the heart of modern Shanghai which used to be the commercial and cultural hubs of the old Shanghai.

**Jin Jiang Hotel** is situated on Maoming Road South and is close to Huaihai Road, the 'Champs-Elysees' of Shanghai, and Xintiandi. Jin Jiang Hotel is a well-known garden hotel. Originally named the 華懋公寓 (Cathay Building), the North Building of Jin Jiang Hotel was built in Gothic style in 1929, whereas the Grosvenor House, formerly known as Grosvenor Mansions, was built in Art Deco style in 1935. The hotel is also made up of the Jin Jiang Grand Hall, the place where the historic Sino-American Joint Communique was signed. Jin Jiang Hotel has received a number of state visits and has hosted many senior government officials from many countries since its opening.

**Peace Hotel** (formerly known as the 華懋飯店 (Cathay Hotel) is located on the Bund, a main tourist attraction, in the commercial and cultural district of Shanghai. Built in 1929 in Gothic style, Peace Hotel was known for the 20 years after it was built as the 'Number One Mansion in the Far East'. Meanwhile, the Peace Hotel has the well-furnished National Deluxe Suites decorated in themes from different countries. The 'Old Jazz Bar', where Peace Hotel's famed band performs famous jazz songs of the 30s and 40s, is popular among local and foreign guests.

**Park Hotel** stands on Nanjing Road "Pedestrian Shopping Street". It is close to many famous tourist attractions, such as People's Square, Shanghai Museum and Shanghai City Hall. Park Hotel is an American Art Deco skyscraper designed by Hudec, who was a member of the Royal Institute of Hungarian Architects. Opened in the early 1930s, the Park Hotel was the tallest building in Shanghai for about half a century. The centre spot of the flag pole on top of Park Hotel marks the 'zero centre point' of Shanghai. In addition a metal sphere is displayed in the hotel lobby to represent the 'zero centre point' of the city.

**Metropole Hotel**, originally known as 都城飯店 (Ducheng Hotel), is situated on Fuzhou Road, neighbouring the Bund, the famed historical and cultural garden Yu Garden, People's Square and Nanjing Road "Pedestrian Shopping Street". Built in 1933, Metropole Hotel is a typical example of Baroque semi-round tower architecture.

**New Asia Hotel** is situated on Sichuan Road North, a well-known commercial street in Shanghai and is close to Suzhou River as well as the Bund. Originally built as a nine-storey mansion in 1934, New Asia Hotel is a European-style hotel which was once the largest hotel in the Far East. It is the very first hotel in Shanghai that was funded, designed and built by Chinese.

**Jin Jiang Pacific Hotel** was founded in 1924 by Hua'an Hequn Life Insurance Company and was formerly known as Hua'an Building. It is an unpretentious and elegant building built in a delicate Italian style. Located near the Park Hotel, the Jin Jiang Pacific Hotel is also close to many tourist attractions such as People's Square.

### *Summary table of the Group's Landmark Hotels*

The following table sets out the particulars of all Landmark Hotels in which the Group held Substantial Hotel Interests as at 31 October 2006:

| | Landmark Hotels[1] | Effective equity interests of the Group | Opening date/ completion date of the building | Location | Total Rooms |
|---|---|---|---|---|---|
| **5-star hotels** | | | | | |
| 1. | Jin Jiang Hotel (錦江飯店) | 100% | 1929 | Luwan District, Shanghai | 434 |
| 2. | Peace Hotel (和平飯店)[2] | 100% | 1929 | Huangpu District, Shanghai | 260 |
| **4-star hotels** | | | | | |
| 3. | Park Hotel (國際飯店) | 100% | 1933 | Huangpu District, Shanghai | 250 |
| **3-star hotels** | | | | | |
| 4. | Metropole Hotel (新城飯店)[3] | 50.05% | 1933 | Huangpu District, Shanghai | 142 |
| 5. | New Asia Hotel (新亞大酒店)[3] | 50.05% | 1934 | Hongkou District, Shanghai | 344 |
| 6. | Jin Jiang Pacific Hotel (錦江金門大酒店) | 100% | 1924 | Huangpu District, Shanghai | 189 |
| **Total** | | | | | 1,619 |

*Note:*

1. All the hotels in this table are managed by the Group.

2. The Group intends to undertake a full-scale renovation of this hotel in 2007.

3. These hotels are the branches of Jin Jiang Hotels Development.

The following table shows the Total Rooms, Occupancy Rate, ADR, and RevPAR of each of the Group's Landmark Hotels for the three years ended 31 December 2005 and for the six month ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| **Landmark Hotels** | **2003** | **2004** *Note 1* | **2005** | **2005** | **2006** |
| **1. 錦江飯店** | | | | | |
| **(Jin Jiang Hotel)** | | | | | |
| **5-Star Hotel** | | | | | |
| Total Rooms | 343 | 343 | 434 | 361 | 434 |
| Occupancy (%) | 66 | 52 *Note 2* | 59 *Note 2* | 48 | 68 |
| ADR (RMB) | 950 | 1,337 | 1,240 | 1,393 | 1,197 |
| RevPAR (RMB) | 631 | 694 | 732 | 673 | 809 |
| **2. 和平飯店** | | | | | |
| **(Peace Hotel)** | | | | | |
| **5-Star Hotel** | | | | | |
| Total Rooms | 260 | 260 | 260 | 260 | 260 |
| Occupancy (%) | 56 | 76 | 78 | 80 | 74 |
| ADR (RMB) | 802 | 914 | 934 | 940 | 901 |
| RevPAR (RMB) | 448 | 691 | 733 | 755 | 666 |
| **3. 國際飯店** | | | | | |
| **(Park Hotel)** | | | | | |
| **4-Star Hotel** | | | | | |
| Total Rooms | 250 | 250 | 250 | 250 | 250 |
| Occupancy (%) | 65 | 78 | 77 | 81 | 74 |
| ADR (RMB) | 567 | 638 | 665 | 656 | 684 |
| RevPAR (RMB) | 368 | 499 | 510 | 532 | 507 |
| **4. 新城飯店** | | | | | |
| **(Metropole Hotel)** | | | | | |
| **3-Star Hotel** | | | | | |
| Total Rooms | 142 | 142 | 142 | 142 | 142 |
| Occupancy (%) | 67 | 76 | 72 *Note 3* | 69 | 69 |
| ADR (RMB) | 339 | 398 | 427 *Note 3* | 420 | 416 |
| RevPAR (RMB) | 227 | 303 | 306 | 288 | 287 |
| **5. 新亞大酒店** | | | | | |
| **(New Asia Hotel)** | | | | | |
| **3-Star Hotel** | | | | | |
| Total Rooms | 349 | 349 | 346 | 350 | 344 |
| Occupancy (%) | 61 | 71 | 67 | 64 | 61 |
| ADR (RMB) | 278 | 296 | 319 | 308 | 311 |
| RevPAR (RMB) | 170 | 209 | 213 | 197 | 190 |
| **6. 錦江金門大酒店** | | | | | |
| **(Jin Jiang Pacific Hotel)** | | | | | |
| **3-Star Hotel** | | | | | |
| Total Rooms | 174 | 189 | 189 | 189 | 189 |
| Occupancy (%) | 64 | 76 | 80 | 76 | 76 |
| ADR (RMB) | 452 | 519 | 533 | 533 | 545 |
| RevPAR (RMB) | 290 | 396 | 425 | 405 | 413 |

*Note:*

1. There was a substantial increase in the RevPAR in 2004 compared to 2003 as SARS adversely affected the hotel industry in 2003.

2. During February 2004 to June 2005, Cathay Garden (South Tower) was under renovation. It was put into operation from June 2005 and increased total rooms to 434. Occupancy increased due to discontinuation of construction.

3. Market mix rearranged to increase business guests but to reduce travel groups. Lower occupancy resulted but ADR was improved.

The following table shows the average Occupancy Rate, ADR and RevPAR of all the Group's Landmark Hotels for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| **Landmark Hotels** | **2003** | **2004** | **2005** | **2005** | **2006** |
| Occupancy (%) | 63 | 70 | 70 | 68 | 69 |
| ADR (RMB) | 597 | 691 | 727 | 726 | 748 |
| RevPAR (RMB) | 375 | 482 | 511 | 491 | 519 |

### *Investment/development strategy for Landmark Hotels*

The Group plans to fully refurbish and improve the operation of such hotels so that the quality of their facilities and services will meet the standard of international first-class hotels in the future. The Group believes that if such hotels are restored and renovated into luxurious boutique hotels which fully reflect their past glory and splendour, they will attract high-end foreign and domestic visitors and their ADR and Occupancy Rate will increase significantly. The Group is currently in discussions with a foreign luxury hotel group for co-operation in managing one of its Landmark Hotels in the near future.

## Luxury Hotels

### *Overview of operation*

The Group believes that it has a long and successful track record and significant experience in operating Luxury Hotels. The Group believes it has also built up an excellent reputation for the high standards of hotel accommodation it offers to hotel guests in the PRC, which is evidenced by its ability to attract a high profile clientele from both the public and private sectors.

Apart from its strong geographical focus in Shanghai, the Group also holds Hotel Interests in various Luxury Hotels in Beijing and other provinces including Jiangsu Province and Yunnan Province. The Group believes that as it further broadens its geographic focus and the categories of hotels in its portfolio, the Group will be able to capture market share in other cities of the PRC.

The Group's Luxury Hotels are targeted primarily at the upper segment of domestic business travellers and business travellers from outside the PRC. The number and frequency of these business travellers reflect the level of business activity taking place in the Shanghai region and other primary cities in the PRC.

Among the portfolio of Luxury Hotels in which the Group held Hotel Interests as at 31 October 2006, InterContinental Pudong, Renaissance Yangtze Shanghai Hotel, Holiday Inn Downtown Shanghai and Sofitel Hyland Shanghai were managed by third party hotel management companies. Each third party management contract is for a definite term which is generally renewable upon the expiration of the initial term, subject to mutual agreement or according to the terms and conditions of the management contract. Pursuant to the third party management contracts, the third party hotel management companies cannot own, rent or manage another hotel under their brandnames in specified areas of Shanghai during the time specified in the management contract. Fees payable to third party hotel management companies basically can be divided into three parts: a basic management fee, a bonus management fee and an ancillary services fee. The basic management fee is based on the adjusted total revenue. The adjusted total revenue equals gross revenue minus certain categories of income received by the hotel including government tax and other receipts such as compensation due to hotel assets acquisition by the PRC government, insurance payment and interest received from the hotel bank account, as agreed between the Group and the individual third party hotel management company. The scope of such categories of income to be deducted from the total revenue when calculating the basic management fee varies between different hotel management contracts. The bonus management fee is based on the gross operating profit or gross profit if certain targets are reached by the hotel operators. The ancillary services fee relates to services provided by individual third party hotel companies such as repair and maintenance, promotion, advertising and public relations, reservation through such third party hotel company's network and is calculated based on an agreed fee schedule for the available services.

***Summary table of Luxury Hotels in operation***

The following table sets out the particulars of all Luxury Hotels in which the Group held Hotel Interests as at 31 October 2006:

| | Hotels | Effective equity interests of the Group | Nature of investment in the hotel holding companies | Year of commencement of operation | Location | Total Rooms |
|---|---|---|---|---|---|---|
| **5-star Luxury Hotels** | | | | | | |
| 1. | 華亭賓館<br>(Hua Ting Hotel and Towers)[1] | 50% | Jointly controlled entity | 1986 | Xuhui District, Shanghai | 810 |
| 2. | 上海錦江湯臣洲際大酒店<br>(InterContinental Pudong)[2] | 25.03% | Jointly controlled entity | 1996 | Pudong New Area, Shanghai | 421 |
| 3. | 新錦江大酒店<br>(Jin Jiang Tower)[1] | 100% | Branch of the Company | 1980s | Luwan District, Shanghai | 648 |
| 4. | 崑崙飯店<br>(Kunlun Hotel)[1] | 47.4% | Jointly controlled entity | 1988 | Chaoyang District, Beijing | 690 |
| 5. | 上海揚子江萬麗大酒店<br>(Renaissance Yangtze Shanghai Hotel)[3] | 20.02% | Associated company | 1991 | Changning District, Shanghai | 553 |
| | | | | | | 3,122 |

| Hotels | Effective equity interests of the Group | Nature of investment in the hotel holding companies | Year of commencement of operation | Location | Total Rooms |
|---|---|---|---|---|---|
| **4-star Luxury Hotels** | | | | | |
| 6. 龍柏飯店 (Cypress Hotel)[1, 6] | 100% | Wholly-owned subsidiary | 1982 | Changning District, Shanghai | 149 |
| 7. 銀河賓館 (Galaxy Hotel)[1] | 100% | Wholly-owned subsidiary | 1990 | Changning District, Shanghai | 666 |
| 8. 上海廣場長城假日酒店 (Holiday Inn Downtown Shanghai)[5] | 100% | Wholly-owned subsidiary | 1996 | Zhabei District, Shanghai | 543 |
| 9. 建國賓館 (Jianguo Hotel)[1] | 32.53% | Jointly controlled entity | 1991 | Xuhui District, Shanghai | 453 |
| 10. 昆明錦江大酒店 (Kunming Jin Jiang Hotel)[1] | 99.83% | Wholly-owned subsidiary | 1992 | Wuhua District, Kunming, Yunnan Province | 320 |
| 11. 虹橋賓館 (Rainbow Hotel)[1] | 100% | Wholly-owned subsidiary | 1988 | Changning District, Shanghai | 642 |
| 12. 上海賓館 (Shanghai Hotel)[1] | 100% | Wholly-owned subsidiary | 1983 | Jingan District, Shanghai | 755 |
| 13. 海侖賓館 (Sofitel Hyland Shanghai)[4] | 33.37% | Jointly controlled entity | 1994 | Huangpu District, Shanghai | 401 |
| 14. 無錫錦江大酒店 (Wuxi Jin Jiang Grand Hotel)[1] | 25% | Associated company | 1998 | Chong'an District, Wuxi, Jiangsu Province | 283 |
| | | | | | 4,212 |

*Notes:*

1. This hotel is managed by the Group as at the date of this prospectus.

2. This hotel is managed by InterContinental Hotels Corporation, a member of the InterContinental Hotels Group as at the date of this prospectus.

3. This hotel is managed by Renaissance Hotels International, a member of the Marriott Group as at the date of this prospectus.

4. This hotel is managed by AAPC Hong Kong Limited, a member of Accor as at the date of this prospectus.

5. This hotel is managed by Holiday Inn (China) Company Limited, a member of the InterContinental Hotels Group as at the date of this prospectus.

6. This hotel currently has no star-rating, however, the Group considers that Cypress Hotel meets the standard of a 4-star hotel under Star-Rating Standard Manual and intends to apply for a four star-rating for this hotel in the future.

The following table shows the Total Rooms, Occupancy Rate, ADR and RevPAR of each of the Luxury Hotels in which the Group held Hotel Interests for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004[2] | 2005 | 2005 | 2006 |
| **5-star Luxury Hotels** | | | | | |
| 1. 華亭賓館 **(Hua Ting Hotel and Towers)** | | | | | |
| Total Rooms | N/A[1] | N/A[1] | 810 | 810 | 810 |
| Occupancy (%) | N/A | N/A | 59 | 63 | 62 |
| ADR (RMB) | N/A | N/A | 849 | 901 | 760 |
| RevPAR (RMB) | N/A | N/A | 498 | 566 | 474 |
| 2. 上海錦江湯臣洲際大酒店 **(InterContinental Pudong)** | | | | | |
| Total Rooms | 421 | 421 | 421 | 421 | 421 |
| Occupancy (%) | 61 | 79 | 77 | 78 | 80 |
| ADR (RMB) | 899 | 1,027 | 1,244 | 1,248 | 1,339 |
| RevPAR (RMB) | 545 | 811 | 961 | 972 | 1,077 |
| 3. 新錦江大酒店 **(Jin Jiang Tower)** | | | | | |
| Total Rooms | N/A[1] | 648 | 648 | 648 | 648 |
| Occupancy (%) | N/A | 79 | 72[3] | 74 | 69 |
| ADR (RMB) | N/A | 932 | 915 | 928 | 871 |
| RevPAR (RMB) | N/A | 733 | 661 | 685 | 599 |
| 4. 崑崙飯店 **(Kunlun Hotel)** | | | | | |
| Total Rooms | N/A[1] | N/A[1] | 707 | 695 | 686 |
| Occupancy (%) | N/A | N/A | 63 | 51 | 68 |
| ADR (RMB) | N/A | N/A | 1,242 | 1,200 | 1,115 |
| RevPAR (RMB) | N/A | N/A | 786 | 608 | 753 |
| 5. 上海揚子江萬麗大酒店 **(Renaissance Yangtze Shanghai Hotel)** | | | | | |
| Total Rooms | 553 | 553 | 553 | 553 | 553 |
| Occupancy (%) | 70 | 81 | 80 | 78 | 82 |
| ADR (RMB) | 757 | 913 | 1,038 | 1,047 | 1,016 |
| RevPAR (RMB) | 526 | 737 | 828 | 814 | 832 |
| **4-star Luxury Hotels** | | | | | |
| 6. 龍柏飯店 **(Cypress Hotel)** | | | | | |
| Total Rooms | 149 | 149 | 149 | 149 | 149 |
| Occupancy (%) | 48 | 70 | 62[4] | 65 | 63 |
| ADR (RMB) | 533 | 606 | 741[4] | 714 | 734 |
| RevPAR (RMB) | 256 | 424 | 461 | 464 | 461 |

| | Year ended 31 December 2003 | 2004[2] | 2005 | Six months ended 30 June 2005 | 2006 |
|---|---|---|---|---|---|
| **7. 銀河賓館 (Galaxy Hotel)** | | | | | |
| *Total Rooms* | 650 | 650 | 666 | 666 | 666 |
| Occupancy (%) | 37 | 75 | 74 | 74 | 67 |
| ADR (RMB) | 567 | 600 | 657[5] | 654 | 695 |
| RevPAR (RMB) | 211 | 448 | 484 | 486 | 467 |
| **8. 上海廣場長城假日酒店 (Holiday Inn Downtown Shanghai)** | | | | | |
| *Total Rooms* | 491 | 547 | 543 | 543 | 543 |
| Occupancy (%) | 66 | 79 | 75[6] | 74 | 73 |
| ADR (RMB) | 437 | 512 | 564[6] | 564 | 549 |
| RevPAR (RMB) | 289 | 403 | 424 | 417 | 401 |
| **9. 建國賓館 (Jianguo Hotel)** | | | | | |
| Total Rooms | 451 | 451 | 453 | 453 | 453 |
| *Occupancy (%)* | 69 | 78 | 74[7] | 75 | 77 |
| ADR (RMB) | 586 | 650 | 738[7] | 730 | 748 |
| RevPAR (RMB) | 407 | 510 | 547 | 550 | 577 |
| **10. 昆明錦江大酒店 (Kunming Jin Jiang Hotel)** | | | | | |
| Total Rooms | 321 | 320 | 320 | 320 | 320 |
| Occupancy (%) | 73 | 54 | 44[8] | 33 | 60 |
| *ADR (RMB)* | 388 | 260 | 236 | 236 | 219 |
| RevPAR (RMB) | 282 | 140 | 103 | 79 | 131 |
| **11. 虹橋賓館 (Rainbow Hotel)** | | | | | |
| Total Rooms | 638 | 648 | 650 | 650 | 650 |
| Occupancy (%) | 56 | 70 | 72 | 71 | 64 |
| ADR (RMB) | 558 | 593 | 654 | 634 | 705 |
| *RevPAR (RMB)* | 315 | 416 | 471 | 452 | 450 |
| **12. 上海賓館 (Shanghai Hotel)** | | | | | |
| Total Rooms | 773 | 773 | 755 | 756 | 755 |
| Occupancy (%) | 54 | 63 | 67 | 65 | 71 |
| ADR (RMB) | 462 | 538 | 557 | 546 | 534 |
| RevPAR (RMB) | 249 | 341 | 371 | 357 | 379 |
| **13. 海侖賓館 (Sofitel Hyland Shanghai)** | | | | | |
| Total Rooms | 376 | 376 | 392 | 384 | 401 |
| Occupancy (%) | 73 | 89 | 66[9] | 63 | 56 |
| ADR (RMB) | 767 | 814 | 978[9] | 920 | 1,120 |
| RevPAR (RMB) | 564 | 726 | 643 | 583 | 628 |
| **14. 無錫錦江大酒店 (*Wuxi Jin Jiang Grand Hotel*)** | | | | | |
| Total Rooms | 274 | 274 | 274 | 274 | 274 |
| Occupancy (%) | 74 | 73 | 72 | 66 | 82 |
| ADR (RMB) | 346 | 398 | 421 | 416 | 419 |
| RevPAR (RMB) | 255 | 292 | 302 | 274 | 345 |

*Notes:*

1. Figures of particular hotels during the specified periods are not available because such hotels were outside the Group during such periods.

2. There was a substantial increase in the RevPAR in 2004 compared to 2003 as SARS adversely affected the hotel industry in 2003.

3. The decreases in occupancy, ADR and RevPAR in 2005 were mainly due to decreases in Japanese guests and an increase in competition with the opening of some new hotels.

4. ADR increased due to the introduction of room packages for rooms with better views at a higher tariff, while occupancy decreased due to increased room supply.

5. ADR increased due to change of market mix from groups to business travellers. The hotel was moving from mid-tier to high-tier operation.

6. Tariff increased in 2005 to increase revenue from frequent independent travellers. RevPAR increased as a result.

7. ADR increased due to increased tariffs for renovated rooms, while occupancy decreased due to fewer Japanese visitors in 2005.

8. The decreases in occupancy, ADR and RevPAR in 2005 were mainly due to the renovation works carried out by the hotel.

9. The decrease in Occupancy and RevPAR was due to $^{2}/_{3}$ of the hotel's rooms being under renovation; whereas the increase in the tariff of such rooms after renovation led to the increase in ADR.

The following table shows the average Occupancy Rate, ADR and RevPAR of the two categories of Luxury Hotels in which the Group held Hotel Interests for the three years ended 31 December 2005 and six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** | **2006** |
| **5-Star Hotel** | | | | | |
| Occupancy (%) | 66 | 80 | 70 | 70 | 71 |
| ADR (RMB) | 812 | 952 | 1,041 | 1,045 | 995 |
| RevPAR (RMB) | 534 | 758 | 726 | 731 | 704 |
| **4-Star Hotel** | | | | | |
| Occupancy (%) | 58 | 72 | 69 | 67 | 68 |
| ADR (RMB) | 531 | 574 | 631 | 622 | 634 |
| RevPAR (RMB) | 309 | 415 | 435 | 419 | 434 |

### *Luxury Hotels under development*

The following table sets out the particulars of the Luxury Hotels under development in which the Group held Hotel Interests as at 31 October 2006:

| | Hotel[1] | Effective equity interests of the Group | Star rating | Location | Expected number of hotel rooms | Expected to open | Nature of operation |
|---|---|---|---|---|---|---|---|
| 1. | 成都錦和酒店 (Chengdu Jinhe Hotel) | 30% | 5 | Shuangliu County, Chengdu Sichuan Province | 250 | July 2008 | Group will hold Hotel Interests in and manage |
| 2. | 武漢錦江國際大酒店 (Wuhan Jin Jiang International Hotel) | 75.03% | 5 | Wuchang District, Wuhan Hubei Province | 400 | Feb 2007 | Group will hold Hotel Interests in and manage |

*Note:*

1. Names of the hotels have not been finalised by the Company and hence are subject to change.

### *Investment/development strategy for Luxury Hotels*

The Group's portfolio of Luxury Hotels in operation in which the Group held Hotel Interests currently comprises five 5-star hotels and nine 4-star hotels. This portfolio has been built up through acquisitions of existing hotels and development of new hotels. The Group formulates its acquisition and development strategies through the research and analysis of four interrelated areas which are likely to affect the future performance of Star-rated hotel operations. These areas of research are:

- social-economic, business and technological trends;
- business climate;
- *regional economic trends; and*
- property market fundamentals.

Based on such research and analysis, the Group has formulated hotel acquisition strategies and identified specific markets for future investment. The Group has identified six different regions in the PRC for intensive strategic development, namely, the eastern, northern, central, southern, south-western and north-western regions of the PRC. The Group plans to maintain regional headquarters or regional offices based in Shanghai, Beijing, Wuhan, Shenzhen, Kunming and Taiyuan, respectively.

The Group believes that with the above expansion plans, not only will it be able to acquire more hotel properties, which may increase in value in the future, but it will also be able to attract more management contracts from third party hotel owners. The Group will continue to make opportunistic hotel acquisitions and new hotel developments and seek to improve the performance of its existing hotel through effective Star-rated hotel management.

The Group has a set of stringent criteria for evaluating the performance of a Star-rated hotel operation and ascertaining the commercial viability of a potential acquisition target or development project. The Group seeks:

- hotels that are available at prices that are not higher than the replacement cost;
- hotels that the Group believes possess sound operating fundamentals but are underperforming and would benefit from brand conversion, new management, renovation or redevelopment or other active and aggressive asset management strategies; and
- hotels that would benefit from the Group's strategic expansion to other major cities of the PRC and attract management contracts.

## Commercial Hotels

### *Overview of operation*

Commercial Hotels are not the main revenue source of the Group. The revenue sourced from such hotels represented 10.2% of the Group's revenue for 2005. Yet the Directors believe that through improved operation of these hotels in the future, Commercial Hotels will be increasingly profitable to the Group. As at 31 October 2006, the Group managed all of its Commercial Hotels.

### *Summary table of Commercial Hotels in operation*

The following table sets out the particulars of all Commercial Hotels in which the Group held Hotel Interests as at 31 October 2006.

| | | Effective equity interests of the Group *(%)* | Nature of investment in the hotel holding companies | Year of commencement of operation | Location | Total rooms |
|---|---|---|---|---|---|---|
| **3-star Commercial Hotels** | | | | | | |
| 1. | 達華賓館 (Da Hua Hotel) | 100% | Wholly-owned subsidiary | 1934 | Changning District, Shanghai | 90 |
| 2. | 南華亭酒店 (Hua Ting Guest House) | 100% | Wholly-owned subsidiary | 1987 | Xuhui District, Shanghai | 170 |
| 3. | 金沙江大酒店 (Jinsha Hotel) | 100% | Wholly-owned subsidiary | 1987 | Putuo District, Shanghai | 294 |
| 4. | 九龍賓館 (Jiu Long Hotel)[1] | 100% | Wholly-owned subsidiary | 1997 | Hongkou District, Shanghai | 384 |
| 5. | 新苑賓館 (New Garden Hotel) | 57% | Jointly controlled entity | 1985 | Changning District, Shanghai | 317 |

| | | Effective equity interests of the Group (%) | Nature of investment in the hotel holding companies | Year of commencement of operation | Location | Total rooms |
|---|---|---|---|---|---|---|
| 6. | Y.M.C.A. Hotel (上海錦江青年會賓館) | 100% | Wholly-owned subsidiary | 1982 | Huangpu District, Shanghai | 159 |
| 7. | 中亞飯店 (Zhongya Hotel) | 22.52% | Associated Company | 1988 | Zhabei District, Shanghai | 388 |
| 8. | 和平滙中 (Peace Palace)[2] | 100% | Branch of the Company | 1906 | Huangpu District Shanghai | 103 |
| 9. | 江蘇南京飯店 (Jiangsu Nanjing Hotel)[3] | 40% | Associated Company | 1936 | Gulou District, Nanjing, Jiangsu | 310 |
| **Total** | | | | | | 2,215 |
| **2-star Commercial Hotels** | | | | | | |
| 10. | 東亞飯店 (East Asia Hotel) | 50.05% | Subsidiary | 1910s | Huangpu District, Shanghai | 169 |
| 11. | 上海閔行飯店 (Min Hang Hotel) | 50.05% | Subsidiary | 1950s | Minhang District, Shanghai | 140 |
| 12. | 南京飯店 (Nanjing Hotel) | 50.05% | Subsidiary | 1931 | Huangpu District, Shanghai | 165 |
| **Total** | | | | | | 474 |

*Notes:*

1. The Group entered into a sale and purchase agreement and a supplemental agreement dated 15 November 2006 and 24 November 2006, respectively with 上海綠地商業(集團)有限公司 (Shanghai Greenland Commercial (Group) Co., Ltd.) for disposal of 45% of its equity interests in Jiu Long Hotel. The Group intends to dispose of its remaining interests in Jiu Long Hotel in 2007.

2. The Group is in discussions with an independent third party regarding leasing and redevelopment of the Peace Palace or part of its premises into a commercial and art centre.

3. The Group acquired a 40% equity interest in this hotel in September 2006 and this hotel is currently managed by the Group.

The following table shows the Total Rooms, ADR, average Occupancy Rate and average RevPAR of Commercial Hotels in which the Group held Hotel Interests for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six month ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| **3-Star Commercial Hotels** | | | | | |
| Total Rooms | 1,905 | 1,905 | 1,905 | 1,905 | 1,905 |
| Occupancy (%) | 65 | 75 | 71 | 71 | 67 |
| ADR (RMB) | 315 | 344 | 360 | 358 | 352 |
| RevPAR (RMB) | 205 | 259 | 256 | 255 | 236 |
| **2-Star Commercial Hotels** | | | | | |
| Total Rooms | 469 | 474 | 474 | 474 | 474 |
| Occupancy (%) | 73 | 79 | 71 | 65 | 72 |
| ADR (RMB) | 261 | 277 | 286 | 280 | 289 |
| RevPAR (RMB) | 191 | 219 | 204 | 182 | 207 |

***Investment/development strategy***

Investment in Commercial Hotels is not the main focus of the Group. In the future, the Group intends to improve the management model of its Commercial Hotels so as to minimise the relevant operation cost and may identify another brand to market the Commercial Hotels, if appropriate. Furthermore the Group plans to expand its presence in the Commercial Hotels segment through securing more management contracts and granting franchises to third party hotel owners. For instance, the Group has acquired a 40% equity interest in Jiangsu Nanjing Hotel in September 2006, which will be managed by Jin Jiang Hotel Management.

**Food and beverages operations**

The Group's food and beverage sales are comprised primarily of catering for weddings and conferences and room service for guests staying at the Group's Star-rated hotels. The Group has improved its catering service by renovating the ballrooms and function facilities of some of its Star-rated hotels in recent years, which it plans to continue, as well as by developing its catering menu and service to appeal both to the local customers, who arrange weddings in the Group's hotel ballrooms, as well as to business travellers who attend conferences at such hotels.

Room service also contributes to the Group's food and beverage revenue. Focusing on the upscale full-service lodging market, most Star-rated hotels in which the Group holds Hotel Interests provide food and beverage service for their room guests, including breakfast and other in-room dining service as well as mini-bar service. Some of the Star-rated hotels in which the Group holds Hotel Interests also operate bars and restaurants, open to both room guests and external (non-hotel) guests.

The Group employs a centralised procurement system to ensure the quality and cost-efficiency of its food and beverage supplies. The Group also has a food safety management system in place to monitor the processes from receiving to preparing, cooking and serving food items. The Group believes that its Star-rated hotels have developed high-quality food and beverage services, offering diverse and appealing choices for their guests.

### MICE services

The Group often coordinates and arranges conferences and meetings according to the requirements of its customers and it also provides conferencing equipment and related services such as video conferencing equipment and instantaneous translation. The Group believes that it is one of the leading hotel groups in the provision of MICE services in Shanghai as it operates a large number of Luxury Hotels. As at 31 October 2006, the Group held Hotel Interests in and/or managed five 5-star hotels and six 4-star hotels which had a capacity of 400 rooms or more per hotel in Shanghai. In general, hotels with large guest accommodation capacity perform much better in attracting group customers who require MICE services for conferencing or exhibitions.

The Directors believe that the Group's provision of MICE services is enhanced by its network of Landmark Hotels and Luxury Hotels in Shanghai. The Group operates some Landmark Hotels or Luxury or Landmark Hotels in close proximity to each other in three major districts in Shanghai, namely, Hongqiao, Luwan and Xuhui districts. In 虹橋開發區 (Hongqiao Development Zone), the Group operates the Renaissance Yangtze Shanghai Hotel, Galaxy Hotel and Rainbow Hotel. In Luwan District, the Group operates Jin Jiang Hotel and Jin Jiang Tower. In Xuhui District, the Group operates Hua Ting Hotel and Towers and Jianguo Hotel. The Group also operates the Park Hotel at 人民廣場 (People's Square) and the Peace Hotel on the Bund and owns Sofitel Hyland Shanghai on Nanjing Road East. The Group believes that the geographical proximity of such hotels allows the Group's hotels to pool their resources and facilitates the cross-selling of hotel rooms in such hotels when the Group promotes its services to customers who require MICE services.

### Hotel construction

The Group contracts out the design and construction work on each of its development projects to independent design firms and construction companies. The relevant hotel operating company and the Group's business development department work closely with external design firms in the area of planning and architectural design. The relevant hotel operating company is responsible for inviting pre-qualified construction contractors to submit competitive bids for the construction and related work. The decision to award a contract is vested with the relevant hotel operating company and is made on the basis of the candidate's capability to satisfy contract requirements, its reputation for quality and price. Periodic reviews are conducted by the Group's business development department in an effort to ensure that budgets will be met. The Group's contracts with its construction companies typically contain warranties for quality and requirements for timely completion of the construction process. The relevant contracter or supplier will be required to compensate the Group in the event of delays or poor work quality caused by such contractor or supplier.

## STAR-RATED HOTEL MANAGEMENT

### Overview

Over the years, the Group has accumulated significant experience in management know how for a wide range of hotels. The Group principally conducts its Star-rated hotel management operations in relation to Landmark Hotels, Luxury Hotels, and Commercial Hotels (including those in which the Group holds Hotel Interests as well as those owned by third party hotel owners) through Jin Jiang Hotel Management. In order to delineate the functions of the Company and Jin Jiang Hotels Development clearly, the Company entered into an agreement with Jin Jiang Hotels Development on 21 April 2006, pursuant to which the Company will give Jin Jiang Hotels Development priority rights in managing the Group's hotels as well as investing in, developing, operating, engaging in or otherwise being involved in any Star-rated hotel management business opportunity which the Group may come across in the future.

In order to strengthen its management business segment, the Group has been experimenting with modern international Star-rated hotel management methods and skills and has introduced them to hotels in the PRC. Recently, the Group established its own CRS platform with the objective of enhancing its Star-rated hotel management standards by incorporating international management models in order to ensure that the most cost-effective management procedures are adopted by it. The Group has engaged and plans to continue to engage the services of foreign Star-rated hotel management experts to build up its elite Star-rated hotel management team.

The Group currently offers mainly full Star-rated hotel management services. Although the Group also offers management consultancy services to third party hotel operators where the hotels were managed by the hotel operators themselves and the Group merely advised the management of these hotels on certain aspects of Star-rated hotel management, this has not been and will not be the main focus of the Group's business operations.

The Group has entrusted the management of four hotels in which the Group holds Hotel Interests to certain international Star-rated hotel management companies, namely InterContinental Hotels Corporation, Renaissance Hotels International, AAPC Hong Kong Limited and Holiday Inn (China) Company Limited. The hotel guests of these 4 hotels are mainly from overseas and the Group believes that the management of such hotels by international Star-rated hotel management companies may be more suitable for such overseas guests. In addition, the Group believes that such practice is beneficial to its growth in the long run as it will be able to learn from other international management companies and may introduce such management skills to the hotels managed by the Group.

The following table shows the Group's turnover from its Star-rated hotel management operations for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** | **2006** |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (unaudited) | *RMB'000* |
| **Star-rated hotel management turnover (before intra-group eliminations)** | 49,385 | 79,180 | 90,472 | 47,067 | 47,187 |
| **Star-rated hotel management turnover (after intra-group eliminations)** | 28,206 | 36,276 | 36,683 | 20,821 | 19,062 |

A significant amount of the Group's management turnover is eliminated upon consolidation because such turnover relates to payment of management fees by hotels that are part of the Group, the financial results of which are consolidated into the Group's financial results. As at 31 October 2006, Jin Jiang Hotel Management managed 69 Star-rated hotels (including hotels in which the Group held Hotel Interests) which were in operation, and had entered into 25 management contracts for hotels outside the Group that had yet to open.

The Group is operating in a highly competitive market. In order to maintain a competitive edge, the Group recognises that its hotels must attain and consistently conform to the international Star-rated hotel management standards of most of its international competitors. In this respect, the Group believes it has continuously maintained the quality of its management, services, and operations. Please refer to the section headed "Risk Factors — Risks Relating to the Hotel Industry in the PRC — The Group faces significant competition in the operations of its Star-rated hotel business and management business, which, among other things, may lead to an over supply of hotel rooms and a lack of suitable sites for expansion" in this prospectus.

***Scope of Star-rated hotel management services and management controls***

The mainstay of the Star-rated hotel management services offered by the Group is full Star-rated hotel management services provided to Star-rated hotels which, in turn, offer hospitality services to their guests. At the Star-rated hotel management level, the Group adopts a modern management style for the operation of the Star-rated hotels managed by it, while it sets stringent quality controls for the services provided by them.

(1) Providing operating standards and support

Besides following closely and adhering to the standards checklist stipulated under the Star-Rating Standard Manual, the Group, after merging the international management standards with its local practical management skills, has also formulated its own set of Star-rated hotel management standards which it has systematically set down in a number of manuals including the following:

- Core Technical Standards
- Core Quality Standards
- Guest's Satisfaction and Testing System
- Sales and Marketing Strategies Manual
- Uniform System of Accounts
- Logo Manual

These manuals set down a uniform Star-rated hotel management style and set of standards to be adopted for the management of Star-rated hotels throughout the whole Group and provide detailed written guidance on the operation of a Star-rated hotel such as budgeting, pricing, safety, and properties and facilities maintenance. Jin Jiang Hotel Management also submits marketing plans to the hotel owners for their review and approval for the hotel rental. The Group's objective is to offer hospitality which makes its guests feel comfortable and valued.

In addition to the provision of the above standards, the Group also provides guidance and support to its managed hotels' operations with respect to matters such as human resources, sales and marketing, finance and auditing.

(2) Recruitment and training

As the Group believes that both the quality of the Group's Star-rated hotel management and the quality of its hotel services are critical to its success, it is committed to investing in the development of its employees and providing quality and structured training and continuing education to the hotels' personnel. The Group also operates a job rotation system with a view to broadening the skill set and increasing the job satisfaction of its employees and the hotels' personnel.

On 1 April 2004, the Group opened the Les Roches Jin Jiang International Hotel Management College in partnership with the GESTHOTEL-Les Roches Swiss Hotel Association Hotel Management School. The College provides Star-rated hotel management courses for different areas and levels of hotel personnel and management training for hotel managers and management candidates. The Group believes that the combination of the internationally renowned Les Roches Star-rated hotel management theory and the Group's experience in Star-rated hotel management in the PRC can attract students of high calibre and offer a stimulating learning environment.

(3) Purchasing

The Group believes it is able to efficiently manage its operating costs through the adoption of a centralised procurement policy in relation to disposable products used in large quantity, such as linen products, paper products, food and beverages. Such products are procured by Shanghai Jin Jiang International Hotel Commodities Company Limited, a subsidiary of the Group, for the hotels managed by the Group. The Group strives to maintain quality control and economies of scale for large orders.

(4) Sales and Marketing

The Group has a central sales and marketing department and major clients management office for all the Star-rated hotels managed by it. These departments are mainly responsible for nationwide marketing activities relating to the brand "Jin Jiang", and providing guidance and support to the Group's managed hotels in sales and marketing. The Group believes this centralised marketing policy will enable the Group to plan its sales and marketing programmes more efficiently.

(5) Reservation System

The Group has decided to apply the "Jin Jiang Reservation System" (Jrez) to all Star-rated hotels managed by it. Jrez is supported by the technical services provided by Thayer JinJiang Interactive Company Limited, a joint venture set up by the Group and the Thayer Group of Companies LLC in equal shares. Thayer Group of Companies LLC, an independent third party to the Group, is a US based private equity investment firm. Jrez is connected to GDS and IDS, through which the travel agents are able to book accommodations. Pursuant to the standard service agreement entered into between Thayer JinJiang Interactive Company Limited and a hotel, the hotel will pay the joint venture company: (a) a set-up fee in lump sum based on the number of hotel rooms; (b) a room booking transaction fee based on the number of bookings; and (c) a monthly system maintenance fee.

With the support of the Jrez, the Group intends to develop loyalty programmes including various types of members' discounts and benefits based on the frequency of visits, that require a large capacity for data storage and management.

In addition, the Group has developed its own web site, www.jinjianghotels.com, which provides a facility that allows customers to make reservations for rooms at the Group's hotels through the Internet. Furthermore, the Group also provides telephone a number of hotlines for room reservations.

***Principal terms of the standard management agreement(s)***

The Group's Star-rated hotel management arm, Jin Jiang Hotel Management, manages some of the Group's Star-rated hotels. Principally, the terms of the management contracts applicable to all the hotels are similar, subject to the negotiations with individual hotel owner. The general terms of the Group's standard Star-rated hotel management agreement are summarised below.

Pursuant to the standard Star-rated hotel management contract, Jin Jiang Hotel Management is fully empowered to manage the hotel including participating in the preparation of the hotel opening, conducting trial operation, appointing management personnel, and managing the hotel pursuant to the standards and procedures of the Group's Star-rated hotels; while the hotel owner will not be involved in Star-rated hotel management, it remains responsible for making capital contributions in relation to the Star-rated hotel management and operations to a specific agency account. The management contract is of a fixed term which is extendable upon mutual agreement. Management fees payable to Jin Jiang Hotel Management comprise three parts: management fees during the preparation period before the opening of the hotel, which is fixed at a certain amount per month; a basic management fee which is set at a certain percentage (subject to negotiations between the parties) of the total revenue; and an incentive management fee which is also a certain percentage (subject to negotiations between the parties) of the gross operating profits. The hotels managed by Jin Jiang Hotel Management are allowed to use the "Jin Jiang" brand name to market the hotels. If the third party hotel owner intends to transfer more than 50% of the equity interest in the hotel to another party, such hotel owner has to obtain prior approval from Jin Jiang Hotel Management and the transferee has to agree to take up the liabilities and responsibilities of the owner under the management contract. However, the management contract may be terminated if the transferee or any party controlling or being controlled by the transferee is a competitor of Jin Jiang Hotel Management.

If the hotel owner fails to provide a satisfactory hotel conforming to the standards of Jin Jiang Hotel Management on a date specified in the management contract, the management contract may be terminated upon the payment of a specified sum by the third party hotel owner. Otherwise the third party hotel owner shall pay a compensation calculated on a daily basis until the hotel is handed over to Jin Jiang Hotel Management in a suitable condition. In case of breach of contract, the non-defaulting party, without prejudicing its entitlement to other compensations under PRC laws, may terminate the contract and the defaulting party shall pay an indemnity calculated on the same basis as indicated above.

## JIN JIANG INN BUDGET HOTELS OPERATION AND FRANCHISING

### Overview

The Group's Jin Jiang Inn Budget Hotel business principally consists of the operation of Jin Jiang Inn Budget Hotels in which the Group holds equity interests and the franchising of the Jin Jiang Inn brand name to the Jin Jiang Inn Budget Hotels owned by third party hotel owners. Jin Jiang International Hotel Investment is mainly responsible for investing in Jin Jiang Inn Budget Hotels; whereas Jin Jiang Inn are mainly responsible for the operation and franchising businesses. All of the Jin Jiang Inn Budget Hotels are operated under the business model and standards adopted by Jin Jiang Inn.

As at 31 October 2006, the total number of Jin Jiang Inn Budget Hotels in operation and under development, including those in which the Group held equity interests and Jin Jiang Inn Budget Hotels owned by third parties to whom the Group has granted franchises, amounted to 165.

Jin Jiang Inn Budget Hotels are limited-service hotels which are simple but tastefully decorated. The amenities and facilities provided by Jin Jiang Inn Budget Hotels are fairly basic but are designed to satisfy all essential needs of hotel guests. The room rates charged by Jin Jiang Inn Budget Hotels are lower than most Star-rated hotels. Jin Jiang Inn Budget Hotels are very affordable with prices designed to fit the budget of the general public in the PRC, yet they can still cater for all the basic needs of their guests by providing hygienic amenities and facilities which are in line with modern international standards. The Group believes that its Jin Jiang Inn Budget Hotels can best cater for the accommodation needs of domestic business travellers and the middle management of large domestic enterprises.

The following table shows the Group's turnover for the Jin Jiang Inn Budget Hotels in which the Group held Substantial Hotel Interests for the three years ended 31 December 2005 and for the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (unaudited) | *RMB'000* |
| **Jin Jiang Inn Budget Hotels turnover:** | | | | | |
| Owned and managed hotels | N/A | 153,466 | 334,900 | 154,272 | 202,807 |

### Operation of Jin Jiang Inn Budget Hotels

#### *Overview*

The Group was one of the first hospitality service providers to enter the budget hotel sector in the PRC. Since the Group opened its first budget hotel in 1997, it has built the brand name of Jin Jiang Inn into one of the leading budget hotel brands in the PRC. "錦江之星" is a registered trademark and obtained recognition as a "Shanghai Famous Trademark" in 2003.

The Group has recognised the demand for Jin Jiang Inn Budget Hotels in the PRC. The demand has mainly come from the increasing number of domestic travellers, both business and leisure, who look for clean and comfortable lodging at reasonable prices. The Directors believe that the Group enjoys a "first mover" advantage over its emerging competitors in the PRC budget hotel market due to the well-established Jin Jiang Inn brand name.

With regard to the Jin Jiang Inn Budget Hotels in which the Group had equity interests as at 31 October 2006, the Group held Substantial Hotel Interests in all of them and they were all managed by Jin Jiang Inn as at 31 October 2006. For details, please refer to the section headed "Management services provided to Jin Jiang Inn Budget Hotels" in this prospectus.

***Summary table of Jin Jiang Inn Budget Hotels in operation***

The following table sets out the particulars of the operating *Jin Jiang* Inn Budget Hotels in which the Group held Substantial Hotel Interests and which are accounted for as subsidiaries of the Group as at 31 October 2006:

| | Jin Jiang Inn Budget Hotels | Date of Incorporation of the hotel holding company | Location | No. of hotel rooms |
|---|---|---|---|---|
| 1. | 北京馬家堡店<br>(Beijing Majiapu Inn) | 22 October 2004 | Fengtai District, Beijing | 166 |
| 2. | 北京石景山店<br>(Beijing Shi Jing Shan Inn) | 12 January 2004 | Shijing Mountain District, Beijing | 196 |
| 3. | 北京西客站店<br>(Beijing West Railway Station Inn) | 21 June 2004 | Xuanwu District, Beijing | 296 |
| 4. | 成都文武路店<br>(Chengdu Wenwu Road Inn) | 18 May 2005 | Qingyang District, Changdu Sichuan | 169 |
| 5. | 重慶鵝嶺公園店<br>(Chongqing Eling Shan Park Inn) | 16 August 2005 | Yuzhong district, Chongqing | 153 |
| 6. | 大連解放路店<br>(Dalian Jiefang Road Inn) | 6 January 2006 | Zhongshan District, Dalian | 269 |
| 7. | 東莞萬江店<br>(Dongguan Wanjiang Inn) | 11 March 2005 | Wanjiang District, Dongguan | 134 |
| 8. | 杭州西湖大道店<br>(Hangzhou Xihu *Avenue Inn*) | 7 April 2005 | Shangchang District, Hangzhou | 166 |
| 9. | 哈爾濱麥德龍店<br>(Harbin Metro Inn) | 20 May 2005 | Daoli (N) District, Harbin, Heilongjiang | 128 |
| 10. | 南昌麥德龍店<br>(Nanchang Metro Inn) | 7 February 2005 | Qingshanhu District, Nanchang, Jiangxi | 132 |
| 11. | 南京朝天宮店<br>(Nanjing Chaotiangong Inn) | 7 July 2004 | Jianye District, Nanjing, Jiangsu Province | 118 |
| 12. | 南京下關店<br>(Nanjing Xiaguan Inn) | 23 April 2002 | Xiaguan District, Nanjing, Jiangsu Province | 160 |

| Jin Jiang Inn Budget Hotels | Date of Incorporation of the hotel holding company | Location | No. of hotel rooms |
|---|---|---|---|
| 13. 寧波麥德龍店 (Ningbo Metro Inn) | 19 July 1999 | Yinzhou District, Ningbo, Zhejiang Province | 113 |
| 14. 青岛杭州路店 (Qingdao Hangzhou Road Inn) | 21 March 2005 | Sifang District, Qingdao, Shandong | 119 |
| 15. 上海外灘 (Shanghai Bund Inn) | 15 December 1995 | Huangpu District Shanghai | 143 |
| 16. 上海漕寶路店 (Shanghai Cao Bao Road Inn) | 23 July 2004 | Xuhui District Shanghai | 148 |
| 17. 上海長寧店 (Shanghai Changning Inn) | 20 August 2001 | Changning District, Shanghai | 113 |
| 18. 上海共和新路店 (Shanghai Gong He Xin Lu Inn) | 27 August 1990 | Zhabei District, Shanghai | 138 |
| 19. 上海虹口店 (Shanghai Hong Kou Inn) | 20 July 2000 | Hongkou District, Shanghai | 150 |
| 20. 上海花木店 (Shanghai Huamu Inn) | 26 October 2001 | Pudong New Area, Shanghai | 266 |
| 21. 上海錦江樂園店 (Shanghai Jingjiang Park Inn) | 10 September 1996 | Minhang District, Shanghai | 104 |
| 22. 上海臨青賓館有限公司 (Shanghai Linqing Inn) *(Note)* | 18 November 1999 | Yangpu District, Shanghai | 240 |
| 23. 上海四川北路店 (Shanghai North Sichuan Road Inn) | 3 March 2004 | Hongkou District, Shanghai | 89 |
| 24. 上海浦東機場店 (Shanghai Pudong Airport Inn) | 20 July 1998 | Pudong New Area, Shanghai | 123 |
| 25. 上海浦東幹部學院店 (Shanghai Pudong Executive Leadership Academy Inn) | 13 May 2005 | Pudong New Area, Shanghai | 111 |
| 26. 上海四平路店 (Shanghai Siping Road Inn) | 25 March 1988 | Yangpu District, Shanghai | 71 |
| 27. 上海武寧路店 (Shanghai Wuning Road Inn) | 15 December 1995 | Putuo District Shanghai | 174 |
| 28. 上海莘庄店 (Shanghai Xinzhuang Inn) | 29 September 1998 | Minhang District, Shanghai | 148 |
| 29. 紹興勝利路店 (Shaoxing Shengli Road Inn) | 15 April 2004 | Yuecheng District, Shaoxing, Zhejiang Province | 191 |

| Jin Jiang Inn Budget Hotels | Date of Incorporation of the hotel holding company | Location | No. of hotel rooms |
|---|---|---|---|
| 30. 瀋陽北陵店 (Shenyang Beiling Inn) | 22 July 2004 | Yuhong District, Shenyang, Liaoning Province | 151 |
| 31. 瀋陽興工北街店 (Shengyang Xinggongbei Street Inn) | 5 April 2005 | Tiexi District, Shenyang, Liaoning | 138 |
| 32. 蘇州樂園店 (Suzhou Leyuan Inn) | 16 March 1998 | Suzhou, Jiangsu Province | 122 |
| 33. 蕪湖五一廣場店 (Wuhu Wuyi Square Inn) | 14 October 2004 | Jinghu District, Wuhu, Auhui Province | 159 |
| 34. 無錫梁青路店 (Wuxi Liangqing Road Inn) | 24 July 2001 | Hubin District, Wuxi, Jiangsu Province | 124 |
| 35. 無錫火車站店 (Wuxi Railway Station Inn) | 15 October 2003 | Congan District, Wuxi, Jiangsu Province | 123 |
| 36. 揚州四望亭路店 (Yangzhou Siwangting Road Inn) | 12 August 2002 | Weiyang District, Yangzhou, Jiangsu Province | 153 |
| 37. 白玉蘭賓館 (Yulan Inn) *(Note)* | 25 March 1988 | Yangpu District, Shanghai | 231 |
| **Total** | | | 5,729 |

*Note:* This budget hotel is currently managed by Jin Jiang Inn but has not yet been licensed to use the Jin Jiang Inn Trademarks and be marketed under the Jin Jiang Inn brand name. It may be licensed to use the Jin Jiang Inn Trademarks and be marketed under the Jin Jiang Inn brand name if it meets Jin Jiang Inn's unified standards in the future.

### *Summary table of Jin Jiang Inn Budget Hotels under development*

The following table sets out the particulars of the Jin Jiang Inn Budget Hotels under development, in which the Group held Substantial Hotel Interests and which are accounted for as subsidiaries of the Group as at 31 October 2006 and which will, when they open for business, be managed by Jin Jiang Inn:

| Jin Jiang Inn Budget Hotels[1] | Expected To open | Location | Expected number of hotel rooms |
|---|---|---|---|
| 1. 北京西直門店 (Beijing Xi Zhi Men Inn) | February 2007 | Xicheng District Beijing | 110 |
| 2. 長春會展中心店 (Changchun Exhibition Center Inn) | December 2006 | Economics and Technology Development Zone, Changchun, Jilin | 150 |

| | Jin Jiang Inn Budget Hotels[1] | Expected To open | Location | Expected number of hotel rooms |
|---|---|---|---|---|
| 3. | 重慶楊家坪店<br>(Chongqing Yang Jia Ping Inn) | December 2006 | Jiulongpo District, Chongqing | 104 |
| 4. | 廣州海珠店<br>(Guangzhou Haizhu Inn) | May 2007 | Haizhu District, Guangzhou, Guangdong | 220 |
| 5. | 廣州荔灣店<br>(Guangzhou Liwan Inn) | January 2007 | Liwan District Guangzhou, Guangdong | 160 |
| 6. | 桂林七星店<br>(Guilin Qixing Inn) | January 2008 | Qixing District, Guilin, Guangxi | 150 |
| 7. | 海南海口店<br>(Hainan Haikou Inn) | February 2007 | Haikou City, Hainan | 247 |
| 8. | 江蘇淮安店<br>(Jiangsu Huai'an Inn) | January 2007 | Qinghe District Huai'an Jiangsu | 119 |
| 9. | 江陰澄江中路店<br>(Jiangyin Cheng Jiang Road Central Inn) | February 2007 | Jiangyin City, Jiangshu | 89 |
| 10. | 南昌孺子路店<br>(Nanchang Ruzi Road Inn) | July 2007 | Xihu District, Nanchang | 180 |
| 11. | 南昌南京西路店<br>(Nanchang West Nanjing Road Inn) | January 2008 | Donghu District, Nanchang, Jiangxi | 156 |
| 12. | 南京中央門店<br>(Nanjing Central Gate Inn)[2] | November 2006 | Xiaguang District Nanjing, Jiangsu | 267 |
| 13. | 南京清涼門店<br>(Nanjing Qingliangmen Inn) | January 2007 | Gulou District Nanjing, Jiangsu | 78 |
| 14. | 南寧民族大道店<br>(Nanning Minzu Avenue Inn) | January 2008 | Qingxiu District, Nanning, Guangxi | 235 |
| 15. | 青島火車站店<br>(Qingdao Railway Station Inn) | May 2007 | Shibei District Qingdao, Shandong | 200 |
| 16. | 上海臨港新城店<br>(Shanghai Lin Gang Xin Cheng Inn) | February 2007 | Nanhui District, Shanghai | 221 |
| 17. | 上海民生路店<br>(Shanghai Minsheng Road Inn) | January 2008 | Pudong New Area, Shanghai | 99 |
| 18. | 上海浦東機場二店<br>(Shanghai Pudong Airport II Inn) | June 2007 | Pudong New Area, Shanghai | 216 |

| Jin Jiang Inn Budget Hotels[1] | Expected To open | Location | Expected number of hotel rooms |
|---|---|---|---|
| 19. 上海浦電路店 (Shanghai Pudian Road Inn) | May 2007 | Pudong New Area, Shanghai | 220 |
| 20. 上海吳中路店 (Shanghai Wuzhong Road Inn) | February 2007 | Minhang District Shanghai | 500 |
| 21. 上海中山公園店 (Shanghai Zhongshan Park Inn) | February 2007 | Changning District, Shanghai | 100 |
| 22. 山西太原店 (Shanxi Taiyuan Inn) | January 2008 | Yingze District, Taiyuan, Shanxi | 290 |
| 23. 瀋陽南湖公園店 (Shenyang Nanhu Park Inn) | January 2008 | Heiping District, Shenyang, Liaoning | 248 |
| 24. 石家莊平安大街店 (Shijiazhuang Pingan Da Jie Inn)[2] | November 2006 | Changan District, Shijiazhuang, Hebei | 162 |
| 25. 蘇州人民路大石頭巷店 (Suzhou Renmin Road Dashitou Lane Inn) | March 2007 | Canglang District, Suzhou | 60 |
| 26. 天津開發區店 (Tianjin Kaifaqu Inn) | February 2007 | Taida Development Zone, Tianjin | 114 |
| 27. 天津紅橋店 *(Tianjin Hongqiao Inn)* | February 2007 | Hongqiao District, Tianjin | 177 |
| 28. 天津南開店 (Tianjin Nankai Inn) | July 2007 | Nankai District, Tianjin | 220 |
| 29. 天津塘沽店 (Tianjin Tanggu Inn)[2] | November 2006 | Tanggu District, Tianjin | 114 |
| 30. 天津火車站店 (Tianjin Train Station Inn) | January 2007 | Hebei District, Tianjin | 218 |
| 31. 武漢洪山路店 (Wuhan Hongshan Road Inn) | May 2007 | Wuchang District Wuhan, Hubei | 240 |
| 32. 武漢武昌店 (Wuhan Wuchang Inn) | February 2007 | Wuchang District, Wuhan, Hubei | 252 |
| 33. 武漢新華路店 (Wuhan Xin Hua Lu Inn) | January 2007 | Jianghan District Wuhan, Hubei | 180 |
| 34. 西安解放路店 (Xian Jie Fang Road Inn) | February 2007 | Xinchen District, Xi'an, Shaanxi | 188 |
| 35. 徐州店 (Xuzhou Inn) | July 2007 | Quanshan District, Xuzhou | 112 |

| Jin Jiang Inn Budget Hotels[1] | Expected To open | Location | Expected number of hotel rooms |
|---|---|---|---|
| 36. 張家港城北路店 (Zhangjiagang Cheng Bei Road Inn) | December 2007 | Yangshe City Zhangjiagang Jiangsu | 82 |
| 37. 浙江嘉興店 (Zhejiang Jianxing Inn) | February 2007 | Nanhu District Jiaxing, Zhejiang | 145 |
| 38. 鄭州店 (Zhengzhou Inn) | February 2007 | Guancheng District, Zhengzhou, Henan | 200 |
| 39. 鄭州農業路店 (Zhengzhou Nongye Road Inn) | January 2008 | Jinshui District Zhenzhou, Henan | 168 |
| **Total** | | | 6,991 |

*Note:*

(1) All hotels will be managed by Jin Jiang Inn

(2) As at the Latest Practicable Date, these hotels have already opened.

The following table shows the total number of hotel rooms, Occupancy Rate, ADR and average RevPAR of the Jin Jiang Inn Budget Hotels in which the Group owned Substantial Hotel Interests for the three years ended 31 December 2005 and the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| **Jin Jiang Inn Budget Hotels** | | | | | |
| Total Rooms | 2,169 | 3,040 | 4,191 | 4,018 | 5,840 |
| Occupancy Rate (%) | 76 | 83 | 81 | 75 | 74 |
| ADR (RMB) | 181 | 189 | 193 | 196 | 192 |
| RevPAR (RMB) | 137 | 156 | 155 | 147 | 142 |

### Investment/development strategy for Jin Jiang Inn Budget Hotels

In light of the strong annual growth rate of the Group's budget hotel business, the Group plans to further develop the network of Jin Jiang Inn Budget Hotels at strategic locations, including Shanghai, Beijing, the Yangtze River Delta, the Pearl River Delta, the Tianjin Bohai Bay Area, Changsha, Zhengzhou and Chengdu, where the Directors believe future demand for budget hotels will be high.

### Jin Jiang Inn Budget Hotels construction

The construction of a Jin Jiang Inn Budget Hotels by the Group will undergo the same procedures of constructing a Star-rated hotel. For details, please refer to the section headed "Star-rated Hotel Operation — Hotel construction" in this prospectus.

**Management services provided to Jin Jiang Inn Budget Hotels**

Jin Jiang Inn provides standardised management services to all Jin Jiang Inn Budget Hotels in which the Group owns Substantial Hotel Interests and those Jin Jiang Inn Budget Hotels owned by third parties which request such management services. As at 31 October 2006 all the Jin Jiang Inn Budget Hotels managed by Jin Jiang Inn were those in which the Group held Substantial Hotel Interests, and the Group only receives franchise fees from the third party hotel owners.

The standardised management services offered by Jin Jiang Inn include standardised services for pricing, recruitment and training, properties and facilities maintenance, safety, food and beverages, purchasing, sales and marketing and reservation and training.

(1) Management *Control*

Jin Jiang Inn has drawn up, and, from time to time, revises, detailed and comprehensive operation policies, procedures and manuals for general managers and operational managers of each of the Jin Jiang Inn Budget Hotels it manages. These guidelines encompass every area of the operation of a Jin Jiang Inn, set out the sequence of decision making processes, stipulate the authorisations and approvals required, and place emphasis on clearly defined service and facility standards which are to be achieved and maintained.

In addition to the operational guidelines, Jin Jiang Inn provides a management information system to each of the Jin Jiang Inn Budget Hotels it manages. Each Jin Jiang Inn Budget Hotel produces regular and instantaneous management reports on financial and operational aspects and submits the reports for analysis to Jin Jiang Inn's management team responsible for the relevant area. The management team of the particular Jin Jiang Inn Budget Hotel is informed of the results of the analyses together with recommendations and directions for improvement, if performance is considered to be substandard.

To ensure that the defined quality standards are satisfied and procedures are adhered to, Jin Jiang Inn has a team of internal auditors who inspect each Jin Jiang Inn Budget Hotel on a monthly basis, direct the general manager or operational manager of the particular Jin Jiang Inn Budget Hotel on issues affecting the hotel's performance and report on recurring problems to the Group. Spot checks are also carried out by independent agents disguised as hotel guests who would write full reports on focused aspects of the services of the Jin Jiang Inn Budget Hotel under inspection.

(2) Pricing

The prices for rooms and other hotel services are determined by Jin Jiang Inn for all Jin Jiang Inn Budget Hotels according to the market research and analysis conducted by Jin Jiang Inn's sales and marketing team. In arriving at a decision, Jin Jiang Inn ascertains the level of business activity, the likely demand for hotel rooms, the existence and development of competition and any other prevailing conditions relevant to region.

(3) Recruitment and training

The responsibility for identifying and recruiting suitable candidates for the posts of general manager, assistant general manager and departmental manager of a Jin Jiang Inn Budget Hotel rests primarily on the relevant regional head office of Jin Jiang Inn. Jin Jiang

Inn will assist in defining the selection criteria for recruitment and provide suitable personnel if a particular Jin Jiang Inn Budget Hotel has difficulty in recruitment. Jin Jiang Inn also designs training programmes to ensure that the training provided by a particular Jin Jiang Inn Budget Hotel to its personnel is up to standard.

(4) Properties and facilities maintenance

Jin Jiang International Hotel Investment, by engaging independent designers, provides individual Jin Jiang Inn Budget Hotel with building plans for the outlook and specification manuals for the interior setting. This service ensures the uniform outer appearance of all of Jin Jiang Inn Budget Hotels and ensures that the building quality and facility standard are consistent with the standards set by the Group. In order to modernise and standardise the Jin Jiang Inn Budget Hotels, the Group plans to renovate the "first and second generation" Jin Jiang Inn Budget Hotels to align with the design and facilities of the newer hotels.

All Jin Jiang Inn Budget Hotels have in place a maintenance programme to provide for the annual examination of the hotel's properties and facilities and for regular preventive maintenance and essential repairs and replacement of major hotel equipment. All routine repairs are carried out by in-house engineers and housekeeping staff. For problems or equipment failure of a complex nature, each of the budget hotels has established contacts with third party contractors to ensure professional repair and timely replacements so as to minimise any inconvenience that a breakdown may cause to its hotel guests.

(5) Safety

The safety of its hotel guests is paramount to the Group. To this end, the Group imposes strict obligations on each Jin Jiang Inn Budget Hotel to comply with all regulatory requirements in respect of fire safety and overall safety of the hotel facilities.

(6) Food and beverages

Each Jin Jiang Inn Budget Hotel offers on-site food and beverage services in a restaurant setting such as 錦江大廚 (Jinjiang Chef). Jin Jiang Inn requires all food and beverages to be prepared to a high standard and issues a menu which changes regularly, together with instructions for food preparation to all Jin Jiang Inn Budget Hotels. The Group believes that the provision of good quality food and beverages is recognised to be an important attribute of the Group's Jin Jiang Inn Budget Hotels.

(7) Centralised procurement

As part of the centralised services network, the Group offers professional procurement knowledge, strong purchasing power and logistics coordination to all Jin Jiang Inn Budget Hotels. Leveraging its past experience and market knowledge, the Group selects products of good quality which satisfy the needs of the hotel guests. The Group believes that the supply of the same or similar products to a large number of Jin Jiang Inn Budget Hotels also means that the Group has the bargaining power to secure the favourable terms from its suppliers, including the terms of cost, delivery and after sales services.

(8) Sales and marketing

With a view to building the Group's brand and achieving optimum occupancies in all Jin Jiang Inn Budget Hotels, the Group operates a comprehensive sales and marketing system. A loyalty programme invites the public to join for a membership fee of RMB158 for an initial period of two years, such membership extendable for a further period of two years. As at 31 October 2006, this loyalty programme has a member base exceeding 50,000 members who received year-round discounts on room rates, food and beverage services and the convenience of a later check-out time.

(9) Reservation Call Centre

The Group operates a reservation call centre with a free domestic reservation hotline. All Jin Jiang Inn Budget Hotels may take advantage of the reservation system. The reservation call centre has the capacity to serve up to 300 Jin Jiang Inn Budget Hotels. The Group intends to upgrade its reservation centre with an information system which will enable the operators of the reservation centre to monitor the booking progress of all budget hotels of the Group.

**Franchising of Jin Jiang Inn Budget Hotels**

***Overview***

Jin Jiang Inn operates a franchising system through which it grants individual hotel owners/operators the licence to set up their own Jin Jiang Inn Budget Hotels according to the models and standards adopted by Jin Jiang Inn. The Directors believe that the Jin Jiang Inn franchising system is one of the best performing business models in the budget hotel sector of the PRC and has enabled the Group to build up a nationwide network of Jin Jiang Inn Budget Hotels at a relatively fast pace. As at 31 October 2006, the Group has granted franchises to 89 budget hotels owned by third party owners in operation or to come into operation in the future under the Jin Jiang Inn Trademarks. Out of these franchised Jin Jiang Inn Budget Hotels, 41 were in operation as of 31 October 2006.

The Directors believe that the Group's franchising system under the Jin Jiang Inn brand name is attractive to many small to medium-sized entrepreneurs who are looking for good business opportunities. The Franchisees have the benefit of building up their otherwise small and individual budget hotels under the recognised brand name of Jin Jiang Inn. In addition to the management standards to be adopted by each Franchisee, the Group, as the franchisor, provides a variety of support which include, among other things, national advertising, publicity and other marketing programmes designed to increase brand awareness, training of personnel, continuous review of quality standards and the use of the call centre operated by Jin Jiang Inn. With the support of the Group's experience and logistics, the Directors believe that the franchising system affords Franchisees with limited hotel operation experience an expedient and well-packaged business start-up. In addition, the Group is able to leverage the local knowledge and network of the individual Franchisees to ensure that well-informed decisions are made for its strategic business expansion plans.

*Granting of a franchise*

Anyone who has a property or site which is available for long term operation and has sufficient capital to build or re-develop a hotel may apply to join the Jin Jiang Inn franchising system. After a potential franchisee presents his intention to join the Jin Jiang Inn franchising system, the project manager of Jin Jiang Inn will conduct a site investigation and market research. The potential franchisee will be asked to submit his formal application if the project manager is of the preliminary view that the site or property of the potential franchisee is suitable for development or renovation as a Jin Jiang Inn Budget Hotel. The project engineer of Jin Jiang Inn will conduct another site visit and prepare a feasibility report on any need to alter or renovate the property in question. The franchised project experts committee of Jin Jiang Inn will review the project and if it is satisfied, Jin Jiang Inn will grant a franchise to the potential franchisee.

*Principal terms of the franchise agreement*

Pursuant to the franchise agreement, the franchisee has to open its budget hotel under the "Jin Jiang Inn" brand name and market it under the Jin Jiang Inn Trademarks within two years of the execution of the franchise agreement. In general, the term of a franchise is eight years, which is extendable upon mutual agreement by both parties. The franchised Jin Jiang Inn Budget Hotel will be operated by the franchisee in accordance with the unified management standards set up by Jin Jiang Inn. Jin Jiang Inn will not participate in the daily management of the franchisee's hotel. However, Jin Jiang Inn will provide training to the key employees of the franchisee and will assign personnel to the Jin Jiang Inn Budget Hotel to provide guidance for seven to ten days when the hotel begins operations. Further, the franchisee is entitled to use the network of Jin Jiang Inn as a platform to market its hotel, receive a written management technique guide and obtain actual guidance from Jin Jiang Inn.

Historically the franchise fee would comprise of three main parts: brand name usage fee, technical service fee and monthly franchise management fee. The brand name usage fee is calculated based on the number of hotel rooms and it allows the franchisee to use the brand name, trademark and intangible assets of Jin Jiang Inn; the technical service fee is a lump sum fee enabling the franchisee to receive advice, employee training, management software, and other support. Both brand name usage fee and technical service fee are one-off charges payable by the franchisee when it enters into the franchise agreement. Thereafter, Jin Jiang Inn charges a monthly franchise management fee calculated as a specific percentage of the franchisee's income and, in consideration thereof, Jin Jiang Inn will provide operational and marketing support to the franchisee.

From the second half of 2006, Jin Jiang Inn re-structured the franchise agreement and the franchise fee is currently categorised into an initial joining fee and a continuing franchise fee. The initial joining fee is a one-off payment paid by the franchisee to receive employee training, management software, advice and other support from the Jin Jiang Inn. The franchisee is not required to pay for initial joining fee again when the franchise agreement is extended. Thereafter, Jin Jiang Inn charges a continuing franchise fee, which is calculated as a specific percentage of the franchisee's income and, in consideration of which the franchisee will be allowed to use the brand name, trademark and intangible assets of Jin Jiang Inn. Jin Jiang Inn will also provide operational and marketing support to the franchisee.

The franchise agreement can be terminated in the following circumstances:

(A) The standard franchise agreement will be terminated automatically upon the occurrence of the following:

(1) the occurrence of force majeure events; or

(2) the operational losses of the Jin Jiang Inn Budget Hotel are so material that it cannot be remedied.

(B) The franchise agreement can be terminated upon mutual agreement of both parties upon the occurrence of the following:

(1) if both parties believe that such termination is in the interest of both parties; or

(2) if both parties agree to co-operate in other forms.

(C) The relevant party may terminate the franchise agreement upon the occurrence of the following:

(1) if the franchisee fails to meet the standard set by Jin Jiang Inn and such non-compliance is not corrected within the time limit set by Jin Jiang Inn or such wrongdoing has occured three times or more within three months, then Jin Jiang Inn has the right to terminate the franchise agreement; or

(2) if there is a severe breach of the agreement and such breach has made the implementation of the franchise agreement impossible, then the party not in breach may terminate the franchise agreement.

If either party elects to terminate the contract unilaterally (except for (C)1 above), then it has to pay compensation to the other party. If Jin Jiang Inn breaches the franchise agreement, it must compensate the franchisee for any direct losses suffered and refund the franchisee the franchise management fee received for that particular month. On the other hand, if the franchisee breaches the franchise agreement, then it must compensate Jin Jiang Inn for all direct losses suffered.

The following table shows the Group's turnover attributed to each of the three parts of the franchise fee during the Track Record Period:

| | Year ended 31 December | | | Six months ended 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Brand name usage fee | — | 95 | 629 | 808 |
| Technical service fee | — | — | 5,850 | 2,350 |
| Franchise management fee | — | 1,359 | 3,397 | 2,065 |

Except with the prior approval of Jin Jiang Inn, the franchisee may not transfer any or all of the rights under the franchise agreement, assets in its Jin Jiang Inn Budget Hotel or the relevant operation rights to another party. If the franchisee intends to assign or lease out the properties and the relevant operation rights, Jin Jiang Inn has a pre-emptive right to purchase or lease the above.

## RESTAURANTS

The Group has invested in a number of restaurants, including fast food chain restaurants and one upscale restaurant in the PRC through Jin Jiang Hotel Development.

### (1) Upscale Restaurants

In order to utilise its experience in F&B Services, Shanghai Jin Jiang International Catering Investment Company Limited has set up 上海錦江同樂餐飲管理有限公司 (Shanghai Jin Jiang Tung Lok Catering Management Inc.), together with 新加坡同樂（中國）控股有限公司 (Tung Lok (China) Holdings Pte. Ltd.) to explore the up-scale restaurant market in the PRC. Tung Lok (China) Holding Pte. Ltd. is a member of Tung Lok Group, which is Singapore's restaurant chain and it is regarded as a substantial shareholder of Shanghai Jin Jiang Tung Lok Catering Management Inc., a subsidiary of the Group. On 6 June 2006, the joint-venture company opened its first restaurant named 錦廬餐廳 (The Chinoise Story) in Shanghai, an upscale restaurant serving gourment Chinese cuisine, to high-end customers. The Group intends to open more restaurants with a similar concept throughout major cities in the PRC in the future.

### (2) Chain Restaurants

The Group holds 24.5%, 20.0% and 25.0% effective equity interest in Shanghai KFC, Shanghai Yoshinoya Company Limited ("Yoshinoya") and New Asia Café de Coral, respectively, which owns a number of fast food chain restaurants in Shanghai, operated under the name of Kentucky Fried Chicken, Yoshinoya, New Asia Snacks and Café dé Coral. The Group does not currently exercise control over any of these companies. Shanghai KFC, Yoshinoya and New Asia Café de Coral are accounted for as associated companies of the Group.

The following table shows the net profit (loss) attributable to the equity holders of the Company from the operation contributed by Kentucky Fried Chicken, Yoshinoya and New Asia Café de Coral during the Track Record Period:

| | Year ended 31 December | | | Six months ended 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Shanghai KFC | 22,325 | 26,142 | 25,781 | 13,538 |
| Yoshinoya | (985) | (1,227) | (1,512) | (368) |
| New Asia Café de Coral | (1,785) | (683) | (2,619) | (2,146) |

## OTHERS

Apart from hotel operation and restaurants investment, the Group also engages in other businesses including inter-group financial services via Jin Jiang International Finance, training and education and food production business. Such businesses collectively contributed 2.2% and 0.6% of the Group's turnover for the year ended 31 December 2005 and the six months ended 30 June 2006, respectively. Pursuant to the inspection of the relevant documents by the Company's PRC legal advisor, it is of the view that the establishment and operation of Jin Jiang International Finance comply with the laws and regulations of the PRC and Jin Jiang International Finance does not materially breach PRC laws and regulations such as

企業集團財務公司管理辦法 (Management Rules of Enterprise Group's Financial Company) and 貸款通則 (General Principle of Loans). The Directors and the Company's PRC legal advisor have confirmed that Jin Jiang International Finance did not have any material fines or penalties during the Track Record Period.

## CUSTOMERS AND SUPPLIERS

### Customers

The Group's customers comprise principally franchisees, travel agencies, corporate customers and guests at its hotels. For each of the three years ended 31 December 2005 and the six months ended 30 June 2006, the Group's five largest customers in aggregate accounted for less than 30% of the Group's total sales. Pursuant to the Group's franchise agreements with its franchisees, no credit term is granted to the franchisee and the Group's franchisee is required to pay the continuing franchise fee on or before the 10th day of every month. The franchisee is obligated to pay a certain percentage of the amount payable in case of a default in payment.

### Suppliers

The Group's suppliers primarily comprise vendors who supply the Group's hotel operations with hotel supplies such as food and beverages, as well as bath products. For each of the three years ended 31 December 2005 and the six months ended 30 June 2006, the Group's five largest suppliers in aggregate accounted for less than 30% of the Group's total purchases. Generally, the credit term provided by the Group's suppliers is about two to six months.

## COMPETITION

The Group faces significant competition from other domestic and international hotel operators in the PRC. In the luxury hotel sector, the Group faces stiff competition from well-established brands such as the Marriott Group, the Shangri-La Group and the Inter-Continental Group. The budget hotel's competitors include Home Inn and Ibis. Please refer to "Risk Factors — Risks Relating to the Hotel Industry in the PRC — The Group faces *significant competition in the operations of its Star-rated hotel business and management* business, which, among other things, may lead to an over supply of hotel rooms and a lack of suitable sites for expansion" in this prospectus.

The Directors believe that some of the major competitive factors in the hotel industry are branding, management support, geographical location and the breadth and quality of services offered and room rates. The Directors believe that as the PRC becomes an increasingly popular destination for business and leisure travellers, more foreign and domestic hotel operators will be interested in obtaining a share of the PRC's hotel market.

The Directors believe that the Group has a home-grown advantage and possesses the market knowledge and expertise which will enhance and further develop its position as one of the market leaders in the PRC hotel industry. Please refer to the section headed "Principal Strengths" for more specific details of the Group's competitive strengths.

## INTELLECTUAL PROPERTY

The Group has registered 67 trademarks with the PRC Trade Marks Bureau. The Group is also licensed by Jin Jiang International to use the "Jin Jiang" and "Jin Jiang Inn" trademarks and logos. The Group is the registered owner of certain domain names, including the domain name "jinjianghotels.com".

For further details, please refer to the sub-section headed "B. Intellectual Property Rights" under Appendix VIII of this prospectus.

As at the Latest Practicable Date, the Group is not engaged in or threatened with any claim for infringement of any intellectual property rights, whether as a claimant or a defendant.

## PROPERTIES

### Owned Properties

As at 30 September 2006, the Group owned 48 properties in the PRC (including properties which are subject to requisition by government as described below), with a total site area of approximately 360,000 sq.m., together with a total shared site area of approximately 2,700 sq.m., and total gross floor area of approximately 1,220,000 sq.m.

### Requisition by Government

The Group currently owns two properties with a total site area of approximately 10,000 sq.m. and total gross floor area of approximately 7,500 sq.m. that are subject to requisition by the PRC government. These two parcels of land are currently used by Shanghai New Asia Food Factory and Shanghai Food and Beverage Serving Equipment Company Limited. The Shanghai municipal government has the right to requisition the said properties from the Group. The Directors believe that the Group's financial condition will not be adversely affected as the net book amount of the land use rights of such properties is RMB2.8 million as at 30 June 2006 and the revenue and net profit generated by the operations located at the premises contributed 1.0% of the Group's total turnover and 0.7% of the Group's net profit for the year ended 31 December 2005. The Group has no legal right to lease, transfer or mortgage such land and buildings. No commercial value has been attributed to such land and buildings in the property valuation report contained in Appendix V to this prospectus.

Based on the existing operating modes and market, the Directors do not foresee any material increase in the revenue and profits generated by these two companies in the near future. The Directors are therefore of the view that these two pieces of land are not crucial to the Group's operations.

### Leased properties

As at 30 September 2006, 55 of the Jin Jiang Inn Budget Hotels in which the Group held Substantial Hotel Interests leased the premises from third parties. The Group also leased the premises for the operation of Nanjing Hotel, and Y.M.C.A. Hotel from third parties. These lease agreements generally have terms ranging from 10 to 20 years.

The validity and enforceability of the lease agreements are subject to the legality of the landlords' title to the relevant land and buildings. Of the said leased buildings, 28 third party landlords have proper legal titles to the land and buildings, and the Group is therefore entitled to occupy and use these buildings.

As at 30 September 2006, 29 third party landlords named in the corresponding lease agreements for Jin Jiang Inn Budget Hotels have informed the Group that they are unable to produce any proper building ownership certificates, required lease permits or evidence of permission by the third party mortgagee or relevant government authorities. As advised by the Group's PRC legal adviser, although the enforceability of those lease agreements, for which the landlords cannot produce proper building ownership certificates, lease permits or evidence of permission by the mortgagee or relevant government authorities, is uncertain, based on the Company's confirmation and due diligence performed by the Group's PRC legal adviser, such adviser is of the view that such lease agreements represent the true intentions of the relevant contracting parties and such lease agreements are being performed in accordance with their terms. In addition, no third party has raised any objection or made any claim against any party to such lease agreements and no government authority has expressed disagreement with or imposed any penalty in connection with the leasing of such properties. Based on the above, the Group's PRC legal adviser is of the view that even though the enforceability of those lease agreements is uncertain, there is at the moment no actual evidence which demonstrates that the use of such leased properties by the Group is illegal. In addition, the relevant members of the Group have the right to claim against the landlord under applicable laws for the return of the leasehold improvement they have made to such properties. Please refer to the section headed "Risk — Risks Relating to the Group — Some of the landlords lack relevant proper title certificates and/or lease permits for properties leased to Jin Jiang Inn Budget Hotel, which may adversely affect the Group's right to use such properties" in this prospectus.

The Group usually renovates the premises leased from third party landlords for Jin Jiang Inn Budget Hotels' operation. The Group has also constructed some of its Jin Jiang Inn Budget Hotels on land owned by third party landlords. Under applicable laws and agreements with these landlords, title to the buildings constructed by the Group will upon completion belong to the land owners, but the Group is entitled to lease the premises at a rent, reflecting (i) the fair market rent for such premises; (ii) the construction expenses the Group has incurred and (iii) the length of the lease period. As at 30 June 2006, the carrying value of those leasehold improvements on the problematic leased properties and properties under development amounted to RMB136.2 million (the amount attributable to the equity holders of the Company being RMB108.7 million). Please refer to the section headed "Financial Information — Critical Accounting Policies — Critical judgments in applying the Group's accounting policies" in this prospectus.

The Group entered into the lease agreements with the third party landlords who are unable to produce proper building ownership certificates or cannot provide valid lease permits or evidence of permission by third party mortgagees or relevant government authorities, considering (i) the competition in the PRC budget hotel market has intensified in recent years and the Group was determined to secure desirable locations; and (ii) the Directors are of the view that disputes over the validity of the lease agreements are unlikely to occur. In preparation for the Global Offering, the Group planned to closely monitor the potential risks associated with these leased properties. Indemnity provisions have been incorporated into the lease agreements entered into by the Group after August 2006, which stipulate that the landlords will be liable for any damages the Group suffers in the event that the landlords fail to obtain the requisite certificates or permits rendering the lease agreement unenforceable.

In the event that any government authority or third party disputes the validity of the landlord's legal title to the leased properties, the Group may be required to cease operations and vacate the premises. In the event of an eviction, (i) in accordance with the Deed of Indemnity, Jin Jiang International will indemnify the Group for any loss suffered by the Group as a result of such eviction; and (ii) the Group's PRC legal adviser has advised that for the leasehold improvement the Group has made on the land in question, the Group may choose to claim against the landlords who will be liable to compensate the Group for the fair value of such leasehold improvement under applicable laws. Each of these Jin Jiang Inn Budget Hotels contributed not more than 1%, individually, of the Group's total turnover during the Track Record Period.

In aggregate, these Jin Jiang Inn Budget Hotels contributed approximately 4.2% of the total turnover of the Group for the six months ended 30 June 2006. Among these 29 problematic leased properties, approximately 16 Jin Jiang Inn Budget Hotels located on these properties have not yet been put into operation. Based on the number of hotel rooms in, and the operating capacity of, the 16 Jin Jiang Inn Budget Hotels which have the problem described above and which are currently under development the Directors believe that these Jin Jiang Inn Budget Hotels are not material to the Group's operations. Furthermore, as of the Latest Practical Date, no disputes on the validity of the lease agreements in question has come to the Directors' attention. Based on their experience and understanding of the industry and business operation in the PRC, the Directors are of the view that disputes over the validity of the lease agreements are unlikely to occur and the lease permit problems described will not have a material adverse effect on the Group's financial condition.

For details of all the property interests of the Group, please refer to the property valuation report contained in Appendix V to this prospectus.

### Properties under development

Two properties owned by the Group are currently under development with a total site area of approximately 8,000 sq.m. and a total gross floor area of approximately 12,000 sq.m..

For details of all the property interests of the Group, please refer to the property valuation report contained in Appendix V to this prospectus.

## ENVIRONMENTAL MATTERS

The Group has adopted policies to ensure its hotels are environmentally friendly and comply with the applicable environmental regulations and laws of the PRC, and the Group has not been penalised for any material breach of any national, provincial or local environmental protection laws or regulations during the Track Record Period.

The environmental protection and energy saving policies of the Group are two-fold. Firstly, through the use of energy efficient equipment and products and the use of energy-saving technologies, the Group implements different levels of technical modifications and upgrade to its hotels. As at the Latest Practicable Date, a number of the Group's hotels have undergone such modifications and upgrades. These modifications include the installation of energy saving lighting equipment, air-conditioning with adjustable power and fuzzy logic technologies, escalators and water pumps with adjustable power and output and lighting control and the use of environmental friendly additives to its diesel powered boilers. Secondly, all of the Group's staff are informed of these policies to enhance awareness of the importance of environmental protection and energy saving.

## INSURANCE

### Star-rated hotels

The Group maintains insurance policies for Star-rated hotels which the Group holds Hotel Interests and manages. Consistent with international standards of insurance coverage for the hotel industry, the Group has adopted new insurance policies for its Star-rated hotels since 2006. As at 31 October 2006, 24 Star-rated hotels were covered by property all-risk insurance, loss of profits insurance, equipment damage insurance, public liability insurance and employee fidelity insurance and seven Star-rated hotels were not covered by loss of profits insurance. The Group intends to procure more adequate insurance coverage for those Star-rated hotels covered by property *all-risk insurance* only. All insurance policies for the Star-rated hotels are renewed annually.

### Jin Jiang Inn Budget Hotels

The Group has maintained insurance policies for Jin Jiang Inn Budget Hotels, in which the Group holds Substantial Hotel Interests. As at 31 October 2006, 36 Jin Jiang Inn Budget Hotels were covered by property all-risk insurance, equipment damage insurance and public liabilities insurance. Seven of them were covered by loss of profits insurance and employee fidelity insurance as well. The Group is in the process of procuring a unified and more adequate insurance coverage for those Jin Jiang Inn Budget Hotels covered only by property all-risk insurance. All insurance policies for these Jin Jiang Inn Budget Hotels are renewed annually. The Group does not carry loss of profits insurance for all of the Jin Jiang Inn Budget Hotels.

### Restaurants

The Group has maintained insurance policies for its restaurants. As at 31 October 2006, one upscale restaurant is covered by property all-risk insurance, public liabilities insurance, loss of profits insurance and employee fidelity insurance.

The Group will continue to *review and assess* its risk portfolio and make necessary and appropriate adjustments to its insurance policies in line with its expanded Star-rated hotels and Jin Jiang Inn Budget Hotels operations as well as restaurants business. Please refer to the section headed "Risk Factors — Risks relating to the Group — The current insurance coverage of certain hotels of the Group may not be adequate to cover all risks associated with their operations" in this prospectus.

## LEGAL PROCEEDINGS

**Jian Guo Hotel against 中國銀河證券有限責任公司上海肇嘉濱路證券營業部 (Shanghai Zhaojiabang Road Securities Department of China Galaxy Securities Company Limited)**

On 10 January 2005, Jian Guo Hotel (the plaintiff), a subsidiary of the Company, filed a claim in Shanghai No. 1 Intermediate People's Court against Shanghai Zhaojiabang Road Securities Department of China Galaxy Securities Company Limited (the defendant) regarding a dispute over a bill settlement between the two parties. Shanghai No. 1 Intermediate People's Court accepted the case and thereafter issued Civil Judgment ([2005] Hu Yi Zhong Min San (Shang) Chu Zi Di No. 45) on 25 April 2005, deciding that the defendant must repay RMB14,684,474.71 and the interest thereupon from 30 September 2004 to the date of actual payment. Subsequent to the judgment of the first trial, the defendant filed a petition for appeal to Shanghai High People's Court, which issued Civil Final Determination ([2005] Hu Gao Min Er (Shang) Zhong Zi Di No. 143) on 26 July 2005 to suspend the trial due to the notice from the Supreme People's Court that all the lawsuits against China Galaxy Securities Company Limited should be suspended for trial.

Save as disclosed above, neither the Company nor any of its subsidiaries is engaged in any material litigation or claim, and no litigation or claim pending or threatened material against the Company is known to the Directors.

## OVERVIEW

Immediately after the completion of the Global Offering, Jin Jiang International will directly and indirectly own 72.5% of the enlarged issued share capital of the Company (assuming the Over-allotment Option is not exercised) and will continue to be the Controlling Shareholder of the Company.

In connection with the Reorganisation, the Group has entered into a number of agreements and arrangements with Jin Jiang International. For details of such agreements and arrangements, see the section headed "Connected Transactions."

## BACKGROUND OF JIN JIANG INTERNATIONAL

Jin Jiang International is one of the largest integrated hotel and travel conglomerates in the PRC. Established in 1984, Jin Jiang International is also one of the hotel groups with the longest history in the PRC. In May 2003, as approved by Shanghai SASAC, New Asia Group became a subsidiary of Jin Jiang International. The principal businesses of Jin Jiang International are hotel operation and management, travel, passenger transportation, as well as food and beverages. Currently, Jin Jiang International is the holding company of three listed companies in the PRC, namely Jin Jiang Hotels Development (A Share 600754 and B Share 900934), Jin Jiang Investment (A Share 600650 and B Share 900914) and Shanghai Jin Jiang International Travel Company Limited (B Share 900929). In preparation for the Listing, Jin Jiang International has transferred most of its hotel-related businesses and 錦江國際集團財務有限責任公司 (Jin Jiang International Finance) to the Company while the Company transferred its non hotel-related businesses to Jin Jiang International. For details of the Reorganisation, please refer to the section headed "History and Development — Reorganisation" in this prospectus. Although it is the intention of Jin Jiang International that the Company becomes the flagship for hotel investment and management, as further described below, seven Excluded Hotel Businesses and New Union have not been transferred to the Company.

## COMPETITION

### A. Excluded Hotel Businesses of Jin Jiang International

After the Reorganisation, Jin Jiang International still retains certain interests in Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn, which results or may result in potential competition with the Company's hotel operations in Shanghai. Certain rights granted by Jin Jiang International to the Group under the Deed of Non-Competition described below can serve to mitigate competition between Jin Jiang International and the Group. In order to further protect the interests of the shareholders of the Company, Jin Jiang International has also given a non-competition undertaking to the Company under the Deed of Non-Competition. For further details, please refer to the section headed "Relationship with Jin Jiang International — Competition — Deed of Non-Competition" below.

Set out below is a summary of the facts and circumstances surrounding the operating environment of each of the Excluded Hotel Businesses:

1. ***Eastern Jin Jiang***

*Description of business*

Jin Jiang International only has an aggregate direct and indirect equity interest of 50% in Eastern Jin Jiang, i.e. Eastern Jin Jiang is not a subsidiary of Jin Jiang International. 上海浦東索菲特東錦江大酒店 (Sofitel Jin Jiang Oriental Hotel Pudong) ("Oriental Jin Jiang Hotel"), a five-star hotel in Shanghai which is owned by Eastern Jin Jiang, is not managed by Jin Jiang International, but is managed by AAPC Hong Kong Limited ("Accor") under a hotel management agreement. Oriental Jin Jiang Hotel has in total 446 rooms. The audited revenue and net liabilities of Eastern Jin Jiang as prepared in accordance with PRC GAAP for the year ended 31 December 2005 were approximately RMB159 million and approximately RMB63 million, respectively.

The Group is financially and operationally independent from Eastern Jin Jiang. Out of the 11 directors of Eastern Jin Jiang, only Mr. Shen Maoxing is a Director of the Company, who does not participate in the daily management of Eastern Jin Jiang. Jin Jiang International shall procure that Mr. Shen Maoxing resigns from Eastern Jin Jiang within one year after the date of Listing and shall replace him with an individual who is neither a Director nor senior management of the Company. In order to expedite the resolution of the dispute among shareholders of Eastern Jin Jiang, Mr. Shen Maoxing has been retained by Jin Jiang International as the Chairman of Eastern Jin Jiang for such extra period of time. Except for Mr. Shen Maoxing, none of the directors or senior management of Eastern Jin Jiang is a director or senior management of any member of the Group.

*Rationale for non-inclusion of Eastern Jin Jiang*

There is an unresolved dispute among shareholders regarding the capital contribution and shareholding of Eastern Jin Jiang and it is difficult to foresee when this dispute will be settled. The joint venture contract of Eastern Jin Jiang states that the unanimous consent of all directors of Eastern Jin Jiang is required for any transfer of equity interest in Eastern Jin Jiang. However, Jin Jiang International has received a letter from a director of Eastern Jin Jiang, which states that he objects to the proposed transfer of Jin Jiang International's equity interest in Eastern Jin Jiang to the Company. Such director is appointed to the board of directors of Eastern Jin Jiang by 上海國際信託投資有限公司 (Shanghai International Trust & Investment Corp., Ltd.) ("SITIC"). He is also a director appointed by SITIC to the board of directors of 上海海侖賓館有限公司 (Sofitel Hyland Shanghai), which is a subsidiary of the Company, and therefore he is a connected person of the Company at the subsidiary level. Other than the position disclosed above, such director does not hold any other directorship or senior management position in the Group or Jin Jiang International. Without the unanimous consent from all the directors, it is legally not possible to transfer Jin Jiang International's interest in Eastern Jin Jiang to the Company.

*Delineation of business*

There is no clear delineation of business between Oriental Jin Jiang Hotel and the other hotels operated by the Group. However, as Oriental Jin Jiang Hotel is managed by Accor under the brand name of "Sofitel", the customers of Oriental Jin Jiang Hotel are naturally sourced by global sales platform and channels of Sofitel. Oriental Jin Jiang Hotel is exclusively managed by Accor in accordance with "Sofitel Standard" in respect of service and procedure standard, design, staffing arrangement and all other standards, which is adopted only by such hotels using the "Sofitel" trademark. Additionally, the hotel staff of this hotel is trained by Accor and therefore this hotel renders to its customers a French style of service, since Accor is based in France. Therefore, the Directors are of the view that there is no material competition between Oriental Jin Jiang Hotel and the Group.

*Term and Termination*

In accordance with the joint venture contract and the business licence of Eastern Jin Jiang, Eastern Jin Jiang does not have any fixed term of operation. Either party to the joint venture may request for a termination of the joint venture, but the final decision shall be made by the board of directors. Upon termination, Jin Jiang International is entitled to the remaining net assets of Eastern Jin Jiang after liquidation in proportion to its equity interest in Eastern Jin Jiang.

2. ***JC Mandarin***

*Description of business*

Jin Jiang International only has an equity interest of 50% in JC Mandarin, i.e. JC Mandarin is not a subsidiary of Jin Jiang International. 上海錦滄文華大酒店 (Shanghai JC Mandarin Hotel) ("JC Mandarin Hotel"), a 5-star hotel in Shanghai, which is owned by JC Mandarin, is not managed by Jin Jiang International, but is managed by Meritus Hotels & Resorts under a hotel management agreement. JC Mandarin Hotel has a total of 510 rooms. The audited revenue and net assets of JC Mandarin as prepared in accordance with PRC GAAP for the year ended 31 December 2005 were approximately RMB236 million and RMB52 million respectively.

The Group is financially and operationally independent from JC Mandarin. None of the directors or senior management of JC Mandarin is a director or senior management of any member of the Group.

*Rationale for non-inclusion of JC Mandarin*

There is an unresolved dispute among shareholders over the term of the joint venture agreement of JC Mandarin and it is difficult to foresee when the dispute will be settled. If Jin Jiang International transfers its 50% interest in JC Mandarin to the Company, this will trigger the pre-emptive right of the other shareholder. In light of this dispute, it is expected that the other shareholder will not be willing to waive its pre-emptive right. As such, the Directors consider that it is neither appropriate nor practicable to include such interest in the Group.

*Delineation of business*

There is no clear delineation of business between JC Mandarin Hotel and the other hotels operated by the Group. However, as JC Mandarin Hotel is managed by Meritus Hotels & Resorts under the brand name of "Mandarin", the customers of JC Mandarin Hotel are naturally sourced by global sales platform and channels of Meritus Hotels & Resorts. Meritus Hotels & Resorts is entitled to select, employ, dismiss, supervise, instruct and train the general manager and all other employees of JC Mandarin and is entitled to appoint its personnel, including a sales and marketing director and a development director, to be stationed in Shanghai for assisting and directing JC Mandarin Hotel for the better management and operation of the hotel, and therefore, this hotel renders to its customers a Singaporean style of service, since Meritus Hotels & Resorts is based in Singapore. Therefore, the Directors are of the view that there is no material competition between JC Mandarin Hotel and the Group.

*Term and Termination*

According to the date shown in the joint venture agreement and the business licence of JC Mandarin, the term of operation of this joint venture will end on 16 August 2008. Under the joint venture agreement, Jin Jiang International has the right to acquire all the buildings and facilities of JC Mandarin at nil consideration after the expiration of the term of operation of this joint venture.

3. ***Pacific Shanghai***

*Description of business*

Jin Jiang International only holds, through its wholly owned subsidiary Huating Group, a minority stake of 0.7% in Pacific Shanghai. 上海喜來登豪達太平洋大飯店 (Sheraton Grand Tai Ping Yang Hotel) ("Tai Ping Yang Hotel"), a five-star hotel in Shanghai, which is owned by Pacific Shanghai, is not managed by Jin Jiang International, but is managed by Caesar Park Hotels & Resorts Asia Company. Tai Ping Yang Hotel has in total 496 rooms. The audited revenue and net assets of Pacific Shanghai as prepared in accordance with PRC GAAP for the year ended 31 December 2005 were approximately RMB235 million and approximately RMB291 million respectively.

The Group is financially and operationally independent from Pacific Shanghai. None of the directors or senior management of Pacific Shanghai is a director or senior management of any member of the Group.

*Rationale for non-inclusion of Pacific Shanghai*

Currently, Jin Jiang International only indirectly holds a minority stake of 0.7% in this joint venture, which does not amount to material competition with the Company. Therefore, Jin Jiang International's interest in Pacific Shanghai has not been included in the Group.

*Delineation of business*

There is no clear delineation of business between Tai Ping Yang Hotel and the other hotels operated by the Group. However, under a hotel franchise contract with Sheraton International, Inc., Tai Ping Yang Hotel has obtained a licence to use the brand name of "Sheraton" and has joined the hotel room reservation system of Sheraton International Inc. Therefore, the customers of Tai Ping Yang Hotel are sourced by the global sales platform and channels of Sheraton. The initial term of the hotel franchise contract is 10 years, with effect from 1 January 2002 and upon the expiration of the initial term, it shall be automatically extended to 22 March 2017. The management personnel of Tai Ping Yang Hotel are trained by Sheraton International, Inc. and this hotel renders to its customers a Sheraton style of service. Therefore, the Directors are of the view that there is no material competition between Tai Ping Yang Hotel and the Group.

*Term and Termination*

As stated on the business licence of Pacific Shanghai, the term of operation of Pacific Shanghai will end on 22 March 2017. Under the joint venture contract, upon expiration of the term of operation of this joint venture, Jin Jiang International and the other Chinese party to the joint venture, who together hold a 1% stake in the joint venture, have the right to acquire all of the assets of this joint venture company at nil consideration. Jin Jiang International's 0.7% stake in the joint venture constitutes 70% of such 1% stake and therefore it has the right to acquire 70% of the assets of this joint venture company at nil consideration upon expiration of the term of operation of this joint venture.

4. ***Garden Hotel Shanghai***

*Description of business*

Garden Hotel Shanghai is a sino-foreign cooperative joint venture enterprise and Jin Jiang International only receives an annual compensation from the joint venture partner in consideration of Jin Jiang International providing land, buildings and facilities as its contribution to the joint venture. The annual compensation is comprised of (1) before 19 March 2009, an annual sum of US$838,000 and after that date, such sum shall be adjusted on an annual basis by the rate of change in the land use right fee for the area where Garden Hotel is located as published by the land administration bureau of Shanghai; and (2) a sum of 3% of the annual gross operating profit of the joint venture starting from 20 March 2009 to the date when certain conditions are satisfied, and from that date onwards to 19 March 2020, a sum of 11% of the annual gross operating profit of the joint venture. Jin Jiang International does not hold any equity stake in Garden Hotel Shanghai, and does not control or manage 花園飯店 (Garden Hotel), a five-star hotel in Shanghai, which is owned by Garden Hotel Shanghai. Garden Hotel has in total 492 rooms. The audited revenue and net liabilities of Garden Hotel Shanghai as prepared in accordance with PRC GAAP for the year ended 31 December 2005 were approximately RMB320 million and approximately RMB132 million respectively.

The Group is financially and operationally independent from Garden Hotel Shanghai. None of the directors or the senior management of Garden Hotel Shanghai is a director or the senior management of any member of the Group.

*Rationale for non-inclusion of Garden Hotel Shanghai*

As Jin Jiang International does not hold any equity stake in, and does not control or manage Garden Hotel Shanghai, it does not amount to material competition with the Company. Therefore, Jin Jiang International's interest in Garden Hotel Shanghai has not been included in the Group.

*Delineation of business*

There is no clear delineation of business between Garden Hotel and the other hotels operated by the Group. However, under a hotel management contract, Hotel Okura Co., Ltd ("Hotel Okura") is granted the exclusive right to manage the Garden Hotel. Therefore, the customers of Garden Hotel are naturally sourced by the global sales platform and channels of Hotel Okura. As Garden Hotel is exclusively managed by Hotel Okura, this hotel renders to its customers a Japanese style of service, since Hotel Okura is based in Japan. In light of the above, the Directors are of the view that there is no material competition between Garden Hotel and the Group.

*Term and Termination*

As stated in the business licence of Garden Hotel Shanghai, the term of operation of Garden Hotel Shanghai will end on 19 March 2020. Under the joint venture contract, Jin Jiang International is obliged to provide land, buildings and facilities as its contribution to the cooperative joint venture, and the parties agreed that, upon expiration of the term of operation of this joint venture, Jin Jiang International has the right to acquire all the buildings and facilities of this joint venture company at a consideration of US$1.

5. ***New Jin Jiang Business Travellers***

*Description of business*

New Jin Jiang Business Travellers is a branch of Jin Jiang Investment. New Jin Jiang Business Travellers carries on the business of owning one budget hotel called "New Jin Jiang Business Travellers" and does not own or manage any other hotels. The A shares and B shares of Jin Jiang Investment are listed on the Shanghai Stock Exchange. Jin Jiang International holds 38.54% of the issued shares of Jin Jiang Investment as at the Latest Practicable Date and therefore Jin Jiang Investment is not a subsidiary of Jin Jiang International. New Jin Jiang Business Travellers is not managed by Jin Jiang International, but is franchised by Jin Jiang Inn, a subsidiary of the Company, under the relevant Hotel Franchise Agreement. For the term of the relevant Hotel Franchise Agreement, please refer to the section headed "Connected Transactions — Hotel Franchise Agreements" in this prospectus.

New Jin Jiang Business Travellers has in total 131 rooms. The unaudited revenue and net assets of New Jin Jiang Business Travellers as set out in its management accounts for the year ended 31 December 2005 were approximately RMB17 million and approximately RMB4 million respectively.

The Group is financially and operationally independent from Jin Jiang Investment and New Jin Jiang Business Travellers. New Jin Jiang Business Travellers is a branch and therefore does not have a board of directors. It is managed by its senior management, i.e. its general manager. No senior management of New Jin Jiang Business Travellers is a director or senior management of any member of the Group.

*Rationale for non-inclusion of New Jin Jiang Business Travellers*

As New Jin Jiang Business Travellers is a branch of Jin Jiang Investment, the A shares and B shares of which are listed on the Shanghai Stock Exchange, any disposal, including the transfer or lease of New Jin Jiang Business Travellers to the Group is subject to approval by the independent directors of Jin Jiang Investment.

A subsidiary of the Company sent a letter to Jin Jiang Investment seeking to purchase or lease the New Jin Jiang Business Travellers. However, it has received a reply letter from Jin Jiang Investment stating that the terms offered were not in its commercial interests and therefore it refused to accept such offer after taking into consideration the views of its independent directors.

*Delineation of business*

There is no delineation of business between New Jin Jiang Business Travellers and the Group, since New Jin Jiang Business Travellers is franchised by Jin Jiang Inn and its customers are sourced by the sales platform and channels of Jin Jiang Inn and the hotel staff are trained by Jin Jiang Inn. As Jin Jiang Inn is a subsidiary of the Company, the hotel business of New Jin Jiang Business Travellers forms part of the hotel business of the Group. The Directors are therefore of the view that no competition exists between New Jin Jiang Business Travellers and the Group.

6. ***Jinyuan Inn and Jiaozhou Road Inn***

*Description of business*

Both Jinyuan Inn and Jiaozhou Road Inn are branches of 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Hotel Management Company Limited), 80% equity of which is owned by 上海市食品(集團)有限公司 (Shanghai Food (Group) Corporation), a wholly owned subsidiary of Jin Jiang International. Jinyuan Inn and Jiaozhou Road Inn currently carry on the business of owning budget hotels called respectively "Jinyuan Inn" and "Jiaozhou Road Inn", both of which are franchised by Jin Jiang Inn, a subsidiary of the Company, under the relevant Hotel Franchise Agreements. For the term of each of the relevant Hotel Franchise Agreements, please refer to the section headed "Connected Transactions — Hotel Franchise Agreements".

Jinyuan Inn has in total 82 rooms. The unaudited revenue and net assets of Jinyuan Inn as set out in its management accounts for the year ended 31 December 2005 were approximately RMB6 million and nil respectively. Jiaozhou Road Inn has in total 103 rooms. The unaudited revenue and net assets of Jiaozhou Road Inn as set out in its management accounts for the year ended 31 December 2005 were approximately RMB7 million and nil respectively.

The Group is financially and operationally independent from Jinyuan Inn and Jiaozhou Road Inn. Both Jinyuan Inn and Jiaozhou Road Inn are branches and therefore each of them does not have a board of directors. Jinyuan Inn is managed by its senior management consisting of a general manager and two deputy general managers. Jiaozhou Road Inn is managed by its senior management, i.e. its general manager. No senior management of either Jinyuan Inn or Jiaozhou Road Inn is a director or senior management of any member of the Group.

*Rationale for non-inclusion of Jinyuan Inn and Jiaozhou Road Inn*

The original owners appearing on the land use right certificates and building ownership certificates for the land and buildings currently used by Jinyuan Inn and Jiaozhou Road Inn are 上海禽類蛋品公司光復路蛋品批發部 (Guangfu Road Wholesale Department of Egg Products of Shanghai Birds and Eggs Products Company) and 上海野味食品加工廠 (Shanghai Ye Wei Food Processing Factory) respectively, which have ceased to exist after they were merged into 上海市食品(集團)有限公司 (Shanghai Food (Group) Corporation) and one of its subsidiaries, respectively. In light of this, it is not possible to transfer or lease such land and buildings to the Group.

*Delineation of business*

There is no delineation of business between Jinyuan Inn and Jiaozhou Road Inn and the Group, since both Jinyuan Inn and Jiaozhou Road Inn are franchised by Jin Jiang Inn and their customers are sourced by the sales platform and channels of Jin Jiang Inn and the hotel staff are trained by Jin Jiang Inn. As Jin Jiang Inn is a subsidiary of the Company, the hotel businesses of Jinyuan Inn and Jiaozhou Road Inn form part of the hotel business of the Group. The Directors are therefore of the view that no competition exists between Jinyuan Inn and Jiaozhou Road Inn and the Group.

**B. New Union**

*Description of business*

Shanghai New Union Building Co., Ltd. ("New Union") is a project company, which is directly and indirectly wholly-owned by Jin Jiang International, established for developing a specific real estate in Shanghai.

Presently, New Union has been approved to construct and develop an office building near the Bund area in Shanghai and intends to obtain necessary approvals to change it into a composite development project, which will include a hotel. This project is expected to be completed by the end of year 2010. The audited revenue and net assets of New Union as prepared in accordance with PRC GAAP for the year ended 31 December 2005 were nil and approximately RMB170 million, respectively.

The Group is financially and operationally independent from New Union. No director or senior management of New Union is a director or senior management of any member of the Group.

Although at the moment, there is no competition between the Group and New Union, should New Union be granted the necessary approvals to develop a composite project, which will include a hotel, upon completion of such project, New Union's investment in such a hotel will constitute competition with the Group.

*Rationale for non-inclusion of New Union*

Since the core business of the Group is hotel investment and hotel management, not real estate development, Jin Jiang International has not transferred its interests in New Union to the Group. In order to avoid competition with the Group in the future, Jin Jiang International has under the Deed of Non-Competition, undertaken to notify the Company in writing of the completion of this project immediately after the completion and has granted to the Company certain right over its equity interests in New Union.

**C. Deed of Non-Competition**

Pursuant to the Deed of Non-Competition, Jin Jiang International has undertaken to the Company (for itself and for the benefit of other members of the Group) that during the term of the Deed of Non-Competition, other than the Excluded Hotel Businesses and New Union described above, Jin Jiang International shall not, and shall procure that its subsidiaries (other than the Group) shall not, directly or indirectly, whether on its own or jointly with another person or company, own, invest in, participate in, develop, operate or engage in any business or company which directly or indirectly competes with the hotel operation, hotel investment, hotel management, hotel franchising businesses and other related businesses carried on by the Group in the PRC (the "Restricted Businesses"), subject to the following exceptions:

(1) the holding of or interests in shares or other securities in any company which conducts or is engaged in any Restricted Businesses, provided that, in the case of such shares, they are listed on a stock exchange and the total number of shares held by Jin Jiang International and its associates do not amount to more than 10% of the issued shares of that company in question; and

(2) taking up the business opportunity in the circumstances as described in the following paragraph (a).

Jin Jiang International has also undertaken in the Deed of Non-Competition that during the term of the Deed of Non-Competition:

(a) if Jin Jiang International becomes aware of any business opportunity to own, invest in, participate in, develop, operate or engage in any business or company which directly or indirectly competes with the Restricted Businesses, it or any of its subsidiaries (other than the Group) shall first refer such business opportunity to the

Company in writing immediately upon becoming aware of it. The independent non-executive Directors of the Company shall hold an independent board committee meeting to consider and decide whether to take up such business opportunity referred to the Company within 30 days or 4 months (if approval by shareholders of the Company is required under the Listing Rules, or such longer period as may be agreed by Jin Jiang International) after receipt of the relevant written notification from Jin Jiang International or any of its subsidiaries (other than the Group). In making such decisions, the independent non-executive Directors will consider whether the relevant business opportunities are expected to present a sustainable level of profitability, accord with the then current development strategy of the Group, and in other respects would be in the best interests of the Company's shareholders as a whole. Jin Jiang International or any of its subsidiaries (other than the Group) may only take up the business opportunity after the independent non-executive Directors have provided a written confirmation that the Company has decided not to take up such business opportunity.

(b) the Company has been granted the rights (as described below) to purchase or, in the case of Jinyuan Inn and Jiaozhou Road Inn, rights (as described below) to purchase or lease (collectively, the "Rights"), at the price (i) to be determined by an internationally recognised independent valuer to be jointly appointed by Jin Jiang International and the Company as the fair value; or (ii) if applicable and if higher than the fair value referred to in (i), offered by any independent third party to Jin Jiang International on or before the issue of an announcement of the Company regarding its exercise of the relevant Right, all (but not part only, unless otherwise agreed by Jin Jiang International) of Jin Jiang International's direct and indirect interest in the Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union:

(1) in the case of Eastern Jin Jiang, once the dispute among the shareholders of Eastern Jin Jiang is resolved, Jin Jiang International shall forthwith give written notice to the Company. The Company's right to purchase Jin Jiang International's interest in Eastern Jin Jiang shall become exercisable after receipt of such notice. If the Company decides to exercise such right, Jin Jiang International is obliged to notify the other shareholders of Eastern Jin Jiang of such proposed transfer. If the other shareholders of Eastern Jin Jiang waive their pre-emptive rights, Jin Jiang International shall be obliged to transfer its interests in Eastern Jin Jiang to the Company. If the Company decides not to exercise such right, Jin Jiang International shall dispose of its interests in Eastern Jin Jiang to an independent third party;

(2) in the case of JC Mandarin, once the dispute among the shareholders of JC Mandarin is resolved, Jin Jiang International shall forthwith give written notice to the Company. The Company's right to purchase Jin Jiang International's interest in JC Mandarin shall become exercisable after receipt of such notice. If the Company decides to exercise such right, Jin Jiang International is obliged to notify the other shareholder of JC Mandarin of such proposed transfer. If the other shareholder of JC Mandarin waives its pre-emptive right, Jin Jiang International shall be obliged to transfer its interest in JC Mandarin to the Company. If the Company decides not to exercise such right, Jin Jiang International shall dispose of its interest in JC Mandarin to an independent third party;

(3) in the case of Pacific Shanghai, Jin Jiang International shall forthwith give written notice to the Company's after it has acquired 70% of the assets of Pacific Shanghai after the expiration of the term of the joint venture enterprise in March 2017. The Company' right to purchase all (but not part only, unless otherwise agreed by Jin Jiang International) of such assets shall become exercisable after receipt of such notice. If the Company decides not to exercise such right, Jin Jiang International shall dispose of such assets to an independent third party;

(4) in the case of Garden Hotel Shanghai, Jin Jiang International shall forthwith give written notice to the Company after it has acquired all the buildings and facilities of Garden Hotel Shanghai after the expiration of the operation term of the joint venture enterprise in March 2020. The Company's right to purchase all (but not part only, unless otherwise agreed by Jin Jiang International) of such buildings and facilities shall become exercisable after receipt of such notice. If the Company decides not to exercise such right, Jin Jiang International shall dispose of such buildings and facilities to an independent third party;

(5) in the case of Jinyuan Inn and Jiaozhou Road Inn, Jin Jiang International shall forthwith give written notice to the Company after legal and valid land use right certificates and building ownership certificates (rights under such certificates can legally be transferred, leased out or otherwise disposed of at the discretion of Jin Jiang International or its subsidiary, and such land and buildings can legally be used for the purpose of hotel operation) for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn are obtained by Jin Jiang International or its subsidiaries. The Company's right to purchase or lease all (but not part only, unless otherwise agreed by Jin Jiang International) of the assets of such companies shall become exercisable after receipt of such notice. If the Company decides not to exercise such rights, Jin Jiang International shall dispose of its interests in Jinyuan Inn and Jiaozhou Road Inn to independent third parties; and

(6) in the case of New Union, Jin Jiang International shall forthwith give written notice to the Company after completion of the project being developed by New Union. The Company's right to purchase Jin Jiang International's interest in New Union shall become exercisable after receipt of such notice. If the Company decides not to exercise such right, Jin Jiang International shall dispose of its interest in New Union to an independent third party;

(c) it shall dispose of its interests in Eastern Jin Jiang and/or JC Mandarin to independent third parties, if the disputes among the respective shareholders of Eastern Jin Jiang and/or JC Mandarin cannot be resolved within one year after the date of Listing. As disclosed above, Jin Jiang International will only acquire the relevant assets of Pacific Shanghai and Garden Hotel Shanghai in March 2017 and March 2020, respectively. Therefore, Jin Jiang International will not be able to dispose of such assets to independent third parties within one year after the date of Listing;

(d) it shall either dispose of its interests in Jinyuan Inn and/or Jiaozhou Road Inn to independent third parties or cease the hotel-related operations of Jinyuan Inn and/or Jiaozhou Road Inn, if it or its subsidiaries fails, within one year after the date of Listing, to obtain legal and valid land use right certificates and building ownership certificates (rights under such certificates can legally be transferred, leased out or otherwise disposed of at the discretion of Jin Jiang International or its subsidiary, and such land and buildings can legally be used for the purpose of hotel operation) for the land and buildings being used by Jinyuan Inn and/or Jiaozhou Road Inn;

(e) it shall use its reasonable efforts (i) to resolve the disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin within one year after the date of Listing, (ii) to obtain within one year after the Listing, legal and valid land use right certificates and building ownership certificates (rights under such certificates can legally be transferred, leased out or otherwise disposed of at the discretion of Jin Jiang International or its subsidiary, and such land and buildings can legally be used for the purpose of hotel operation) for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn, and, (iii) at the request of the Company and if applicable, to obtain the joint venture partners' consent to the transfer to the Group of Jin Jiang International's direct and indirect interest in the relevant Excluded Hotel Businesses and New Union;

(f) it shall provide and use reasonable endeavors to procure the provision to the Company of all information necessary for the Company to fully enforce its rights arising from the undertakings given by Jin Jiang International contained under the Deed of Non-Competition;

(g) as long as it holds any direct or indirect (excluding indirect interest held through the Group) interest in the Excluded Hotel Businesses and New Union, at the end of each calendar quarter after the date of Listing, it and/or any of its representatives in such companies shall meet with the Company to update the Company on the latest information (including operational status) of such companies. The representatives of the Company shall be entitled to receive information and materials at such meetings in respect of any of such companies. Jin Jiang International shall also (i) provide to the representatives of the Company information as to its own activities which may be related to the Deed of Non-Competition; and (ii) where necessary, grant to the auditors of the Company right of access to its books of accounts and other accounting records; and

(h) it shall agree to make a statement in all of the annual reports of the Company confirming compliance by Jin Jiang International and its subsidiaries (other than the Group) with the terms of the Deed of Non-Competition.

Jin Jiang International has not granted to the Company any rights over its indirect interests in New Jin Jiang Business Travellers, since it is unable to do so, as further discussed below. As the A shares and B shares of Jin Jiang Investment are listed on the Shanghai Stock Exchange and Jin Jiang International is the controlling shareholder of Jin Jiang Investment, any disposal or lease of New Jin Jiang Business Travellers to the Group, or any other transaction between Jin Jiang Investment and Jin Jiang International or any of its subsidiaries (including the Company) constitutes a connected transaction of Jin Jiang Investment. Depending on the size of the transaction, such connected transaction would require approval by the board of directors and/or shareholders of Jin Jiang Investment. Jin

Jiang International is required to abstain from voting at the relevant shareholders' meeting to approve such connected transaction and likewise, the directors appointed to the board of directors of Jin Jiang Investment by Jin Jiang International are also required to abstain from voting at the relevant board meeting.

The Company currently does not have any specific plan to exercise any of the Rights in the near future.

The Deed of Non-Competition shall terminate when Jin Jiang International ceases to be the Company's Controlling Shareholder or the H Shares cease to be listed on the Stock Exchange.

The Deed of Non-Competition is a connected transaction exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

**D. *Jin Jiang Travel (H.K.) Limited***

Pursuant to a business transfer agreement entered into between Jin Jiang Travel (H.K.) Limited and Jin Jiang Hotels (HK) dated 10 April 2006, Jin Jiang Hotels (HK) sold to Jin Jiang Travel (H.K.) Limited the business of providing hotel room reservation services carried on by it and certain assets used in such business at a consideration of approximately HK$0.09 million. Jin Jiang Travel (H.K.) Limited is a wholly owned subsidiary of Jin Jiang International, which is principally engaged in the travel agency business in Hong Kong. The transferred business did not form part of the core business of the Group and was therefore disposed of to the Jin Jiang International Group as part of the Reorganisation. The transferred business included provision of hotel room reservation services to travel agencies and individuals for different hotels, not restricted to only the hotels operated by the Group. It is therefore complementary to the travel agency business carried on by Jin Jiang Travel (H.K.) Limited. The consideration for the transfer was determined based on the net book value of the fixed assets of Jin Jiang Hotels (HK) as at 31 March 2006 and was determined based on arm's length negotiations between the two parties.

The audited revenue and net assets of Jin Jiang Travel (H.K.) Limited as prepared in accordance with Hong Kong GAAP for the year ended 31 December 2005 were approximately HK$22 million and approximately HK$6 million, respectively.

The Group is financially and operationally independent from Jin Jiang Travel (H.K.) Limited. No director or senior management of Jin Jiang Travel (H.K.) Limited is a Director or senior management of the Company.

The Directors do not consider that such transferred business competes with Jrez, which is a central reservation system of the Group, since such business was only one of the sales channels for the Star-rated hotels of the Group and such business will continue to be a source of customers to the Group under the Master Provision of Hotel Rooms Agreement. Please refer to the section headed "Connected Transactions" of this prospectus.

**INDEPENDENCE FROM JIN JIANG INTERNATIONAL**

Having considered the following factors, the Directors are of the view that the Company is capable of carrying on its business independently from Jin Jiang International, after the H Shares are listed on the Stock Exchange.

## Management Independence

*The Company*

The Board is comprised of 8 executive Directors, 1 non-executive Director and 8 independent non-executive Directors. Only 3 out of the 9 executive and non-executive Directors hold positions in the Jin Jiang International Group (other than the Group), i.e. only 2 out of the 8 executive Directors, and the non-executive Director are directors of Jin Jiang International. Notwithstanding the fact that 2 executive Directors are directors of Jin Jiang International, the Directors are of the view that the Company can operate independently of the Jin Jiang International Group (other than the Group), since those 2 executive Directors are only involved in determining the key policies and strategic plans of the Company. There is also no overlap between the directors and senior management of the Company and the Excluded Hotel Businesses and New Union, and the hotels owned by such companies, except for the non-executive Director, Mr. Shen Maoxing, whose position as the chairman of Eastern Jin Jiang is temporarily retained by Jin Jiang International for one year after the date of Listing to expedite the resolution of the dispute among the shareholders of Eastern Jin Jiang.

The senior management of the Company consists of 6 members. All of them are full-time employees of the Company. The daily operational decisions of the Company are made by such team of senior management, led by Mr. Yang Weimin, an executive Director and the CEO of the Company, who does not hold any directorship or senior management roles in the Jin Jiang International Group. All the other members of senior management of the Company are also not directors or senior management of the Jin Jiang International Group.

*Subsidiaries of the Company*

Out of around 200 persons who are directors and/or senior management of all the subsidiaries of the Company, there are only 5 persons, further described below, who concurrently hold directorship and/or senior management positions in the Group and the Jin Jiang International Group (other than the Group).

| Name | Positions in the relevant subsidiaries of the Company and main roles and responsibilities | Positions in the relevant members of the Jin Jiang International Group (other than the Group) and main roles and responsibilities |
|---|---|---|
| Lü Haiyan | • *Chairman and general manager of Jin Jiang Northern Management Company Limited*<br>— in charge of the management of star-rated hotels within the Northern region of the PRC. | • *Director and senior vice-president of Jin Jiang International*<br>— attend board meetings and assist in the formulation of planning and strategic proposals for Jin Jiang International's businesses located within the Northern region of the PRC. |
| Chen Liming | • *Vice chairman of Jin Jiang Inn*<br>— attend board meetings and is not engaged in daily operations.<br>• *Director of Sofitel Hyland Shanghai*<br>— attend board meetings and is not engaged in daily operations.<br>• *Director of Jian Guo Hotel*<br>— attend board meetings and is not engaged in daily operations. | • *Senior vice-president of Jin Jiang International*<br>— in charge of research and study of different industries, resources integration and international co-operation. |

| Name | Positions in the relevant subsidiaries of the Company and main roles and responsibilities | Positions in the relevant members of the Jin Jiang International Group (other than the Group) and main roles and responsibilities |
|---|---|---|
| Wang Guoxing | • *Director of Jin Jiang Inn*<br>— attend board meetings and is not engaged in daily operations.<br>• *Vice chairman of Jin Jiang International Hotel Investment*<br>— attend board meetings and is not engaged in daily operations. | • *Secretary-general of the executive committee of the board of Jin Jiang International*<br>— prepare the agenda and minutes of weekly meetings of the executive committee of the board and co-ordinate the implementation of decisions passed at such meetings. |
| Ma Mingju | • *Director and Financial Controller of Jin Jiang International Finance*<br>— attend board meetings;<br>— in charge of the supervision of financial matters;<br>— review the annual budgets.<br>• *Director of Jin Jiang Inn*<br>— attend board meetings and is not engaged in daily operations.<br>• *Director of Jin Jiang International Hotel Investment*<br>— attend board meetings and is not engaged in daily operations. | • *The manager of the planning and finance division, the general manager of the finance business division and vice-president of Jin Jiang International*<br>— review reports prepared by the deputy managers of the planning and finance division;<br>— review resolutions proposed to be passed at shareholders' meetings of listed companies and financial institutions, in which Jin Jiang International has equity stakes.<br>• *Director of Shanghai Jin Jiang International Travel Company Limited*<br>— attend board meetings and is not engaged in daily operations. |
| Zhang Baohua | • *Vice chairman of Jin Jiang Hotels Development*<br>— attend board meetings;<br>— assist the chairman in executing his functions;<br>— co-ordinate public relations matters;<br>— assist in formulating and co-ordinate the implementation of equity financing plans;<br>— co-ordinate the major internal assets re-organisation activities of Jin Jiang Hotels Development.<br>• *Director of Jin Jiang International Finance*<br>— attend board meetings and is not engaged in daily operations. | • *Head of the finance business division and an assistant to president of Jin Jiang International*<br>— review reports prepared by the general manager of this division;<br>• *Vice-chairman of Shanghai Jin Jiang International Travel Company Limited*<br>— attend board meetings and is not engaged in daily operations. |

Lü Haiyan, Ma Mingju and Zhang Baohua have devoted most of their time to the daily operations and/or management of the relevant subsidiaries of the Company and shall continue to do so after the Listing. Chen Liming and Wang Guoxing, who are not engaged in the daily operations of the relevant subsidiaries of the Group, have devoted and shall continue to devote most of their time to the daily operations and/or management of the Jin Jiang International Group (other than the Group). Although these five persons have overlapping positions, there is clear allocation of time by them between the relevant subsidiaries of the Company and the relevant members of the Jin Jiang International Group (other than the Group).

In light of the above, the directors and senior management of the subsidiaries of the Company are independent from those of the Jin Jiang International Group (other than the Group).

**Business Operations and Financial Independence**

The Group is principally engaged in hotel investment, hotel management and other ancillary businesses. The Group makes business decisions independently. The Group holds all relevant licences necessary to carry on its businesses and have sufficient capital, equipment and employees to operate its businesses independently.

On the basis of the following reasons, the Directors consider that the Group will be able to be operationally and financially independent from Jin Jiang International upon Listing:

(1) All the guarantees previously provided by Jin Jiang International for the benefit of the Company have been released, or assumed by the Company.

(2) All non-trade balances between Jin Jiang International and the Group have been settled.

(3) While Jin Jiang International and its associates provide to the Group goods and services as described in the section headed "Connected Transactions" of this prospectus, most of such transactions are *de minimis* transactions and only three categories of continuing connected transactions constitute non-exempted continuing connected transactions for which a waiver from the disclosure requirement is sought from the Stock Exchange. Furthermore, there are alternative independent goods and services suppliers in the market which are readily available, if required in the future, to the Group and the Group does not rely on the provision of such goods and services by Jin Jiang International and its associates.

(4) Under the Trademark Licence Agreements, Jin Jiang International has granted to the Company certain licences to use certain trademarks. Please refer to the section headed "Connected Transactions" for more details. Regarding the Trademark Licence Agreements, the Directors are of the view that the Group's operational independence is not affected for the following reasons:

   (a) The aggregate consideration payable by the Company under the Trademark Licence Agreements is only a one-off nominal amount of RMB2.

   (b) Similar to other H share companies, the Controlling Shareholder of the Company, Jin Jiang International is a huge conglomerate, which has companies (other than the Group) engaging in other businesses. In relation to those registered trademarks owned by Jin Jiang International and used and to be used by the Group, which are also currently used and will continue to be used by those other companies within the Jin Jiang International Group (other than the Group), Jin Jiang International is only able to grant a non-exclusive licence to the Group.

(c) On the other hand, in relation to certain registered trademarks owned by Jin Jiang International, which currently are only used by the Group and its franchisees, i.e. are not and will not be used by other companies within the Jin Jiang International Group (other than the Group), such trademarks shall be licensed to the Group on an exclusive basis.

(d) In relation to those trademarks being used by the Group and which Jin Jiang International has applied for, but has not yet obtained registration, the Company has been advised that under the relevant PRC laws, if the applicant for such trademarks is changed to the Company during the application process, such applications would probably be rejected. Therefore, Jin Jiang International is not able to transfer such applications to the Company. However, Jin Jiang International has granted to the Group and the Company a non-exclusive and an exclusive licence, as the case may be, to use such trademarks.

## INTERNAL CONTROLS

Following the Listing, the Group will continue to enter into connected transactions with Jin Jiang International and its associates. Jin Jiang International has also undertaken to the Company under the Deed of Non-Competition that it shall not and shall procure that its subsidiaries (other than the Group) shall not compete with the hotel operation, hotel investment, hotel management, hotel franchising businesses and any other related businesses carried on by the Group in the PRC. In order to further avoid potential conflicts of interests between the Group and the Jin Jiang International Group (other than the Group), the Company has implemented the following measures:

1. In preparation for the Listing, the Company has amended its Articles of Association to comply with the Listing Rules. In particular, the Articles of Association provide that, except for certain exceptions permitted under the Listing Rules, a Director shall abstain from voting on any board resolution approving any matter in which such Director or any of his/her associates have an interest, nor shall such Director be counted in the quorum present at the meeting. Furthermore, a Director who holds directorship and/or senior management positions in the Controlling Shareholder of the Company or any subsidiary of such Controlling Shareholder (other than any member of the Group) (the "Controlling Shareholder Group") shall also abstain from voting on any board resolution regarding any transaction proposed to be entered into between any member of the Group and any member of the Controlling Shareholder Group, nor shall such Director be counted in the quorum present at such meeting.

2. As a condition to the Listing and pursuant to the Articles of Association, the Board must include no less than 3 independent non-executive Directors. The Company has appointed 8 independent non-executive Directors, 4 of whom have experience as directors of listed companies. The independent non-executive Directors will be able to provide an impartial, external opinion to protect the interests of the public shareholders of the Company.

3. The Company has appointed BNP Paribas Peregrine Capital Limited as its compliance adviser, which will provide advice and guidance to the Company in respect of compliance with the applicable laws and the Listing Rules including but not limited to various requirements relating to directors' duties and internal controls.

4. Any decision to take up or not to take up business opportunities referred to the Company under the Deed of Non-Competition and any decision to exercise or not to exercise any Rights granted to the Company under the Deed of Non-Competition with respect to any Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union shall be made by the independent non-executive Directors of the Company. The executive Directors and non-executive Directors are not allowed to attend any of the Company's Board meetings or independent board committee meetings at which matters relating to the Deed of Non-Competition (including but not limited to whether to exercise the Rights granted or whether to take up business opportunities referred to the Company under the Deed of Non-Competition) are under consideration.

5. When considering whether to take up business opportunities referred to the Company pursuant to the Deed of Non-Competition, the independent non-executive Directors will consider whether the relevant business opportunities are expected to present a sustainable level of profitability, accord with the then current development strategy of the Group, and in other respects would be in the best interests of the Company's shareholders as a whole. When considering the exercise or non-exercise of any Rights granted under the Deed of Non-Competition, the independent non-executive Directors will take into consideration various factors including:

   (i) whether the disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin have been resolved so that it is legally possible for the Company to exercise the relevant Rights;

   (ii) whether legal and valid land use right certificates and building ownership certificates (rights under such certificates can legally be transferred, leased out or otherwise disposed of at the discretion of Jin Jiang International or its subsidiary, and such land and buildings can legally be used for the purpose of hotel operation) for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have been obtained so that it is legally possible for the Company to exercise the relevant Rights;

   (iii) if required, whether consents from the joint venture partners regarding the transfer of Jin Jiang International's interests in the relevant Excluded Hotel Businesses and/or New Union can be obtained;

   (iv) whether the relevant Excluded Hotel Businesses and/or New Union accord with the then current development strategy of the Group; and

   (v) whether the relevant Excluded Hotel Businesses and/or New Union have reached a sufficiently good stage of operations that it would be in the interest of the Company's shareholders as a whole to exercise the relevant Rights.

6. As long as Jin Jiang International holds any direct or indirect (excluding indirect interest held through the Group) interest in the Excluded Hotel Businesses and New Union, at the end of each calendar quarter after the date of Listing, meetings between Jin Jiang International and/or any of Jin Jiang International's representatives in such companies and the Company shall be convened. Based on information (including operational status of such companies) obtained from such meetings, and the Company's management's understanding of the market, proposals as to whether to exercise the relevant Rights and other information relating to the Deed of Non-competition will be presented by the Company to the independent non-executive Directors for their consideration. The independent non-executive Directors will hold an independent board committee meeting to consider such proposal and to decide whether to exercise the relevant Rights. At such meeting, the independent non-executive Directors will also consider whether the covenants contained in the Deed of Non-Competition have been complied with and what, if any, remedial actions (including but not limited to legal actions) should be taken. After each such meeting, the Company shall make an announcement to confirm whether the independent non-executive Directors have decided to exercise or not to exercise the relevant Rights.

7. The Company has appointed an independent professional adviser on an on-going basis, which has expertise in the management of hotel businesses. The independent non-executive Directors have the right to seek advice from this adviser from time to time.

8. If the independent non-executive Directors consider it necessary or desirable, they may engage other professional advisers (including an independent financial adviser) to advise them on matters relating to the Deed of Non-Competition (including as to whether or not to exercise the Rights and the terms on which such Rights should be exercised) or on any business opportunities which may be referred to the Company by Jin Jiang International or any of its subsidiaries (other than the Group).

9. If any of the Rights becomes exercisable, the Company will engage an independent financial adviser by the end of each calendar year to advise the independent non-executive Directors as to whether it is in the interests of the Company and its shareholders to exercise the relevant Right. The independent non-executive Directors will convene an independent board committee meeting to consider whether to exercise such Rights with reference to the opinions of the independent financial adviser.

10. The transfer, exercise or non-exercise of any Rights pursuant to the Deed of Non-Competition would constitute a connected transaction pursuant to the Listing Rules. The Company shall comply with all the applicable disclosure, reporting and/or shareholders' approval requirements under the Listing Rules in relation to such connected transactions, including obtaining independent shareholder approval where relevant. The Company will also announce any decision to exercise or not to exercise the Rights.

11. The independent non-executive Directors will at the end of each calendar year review all the decisions made in each calendar quarter of the year, if applicable, in relation to whether to exercise the relevant Rights pursuant to the Deed of Non-Competition and whether to take any relevant business opportunities which are

referred to the Company by Jin Jiang International or any of its subsidiaries (other than the Group), and also disclose such decisions and the rationale for them in the annual report of the Company. As long as Jin Jiang International holds any direct or indirect interest in Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn, Jiaozhou Road Inn and New Union, the Company shall disclose in each of its annual report after the date of Listing (1) the operational status of such companies; (2) the progress in resolving the disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin and in obtaining legal and valid land use right certificates and building ownership certificates (rights under such certificates can legally be transferred, leased out or otherwise disposed of at the discretion of Jin Jiang International or its subsidiary, and such land and buildings can legally be used for the purpose of hotel operation) for Jinyuan Inn and Jiaozhou Road Inn; and (3) details and the outcome of the measures in place for periodic review by the independent non-executive Directors on the enforcement of the undertakings under the Deed of Non-Competition (for details of such measures please refer to paragraph 6 above and this paragraph 11).

12. Pursuant to the Master Agreements, the terms and conditions on which products and services are to be offered by or to Jin Jiang International and its subsidiaries and associates with respect to any connected transactions conducted thereunder shall be no less favorable to the Group than those (i) offered from or to (as appropriate) Jin Jiang International, its subsidiaries and/or associates to or from (as appropriate) independent third parties; and (ii) offered from or to (as appropriate) independent third parties to or from (as appropriate) the Group. In addition, as required by the Listing Rules, the independent non-executive Directors of the Company shall review the continuing connected transactions annually and confirm in the annual report and accounts of the Company that such transactions have been entered into in the Company's ordinary and usual course of business, are either on normal commercial terms or on terms no less favorable to the Group than those available to or from independent third parties and on terms that are fair and reasonable and in the interests of shareholders of the Company as a whole.

## CONNECTED TRANSACTIONS

The Company is a member of the Jin Jiang International Group. Other members of the Jin Jiang International Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions. As a consequence of this long established and close business relationship between the parties, a number of transactions have been entered into and are to be entered into between (i) the Group; and (ii) Jin Jiang International and its subsidiaries and associates, which will constitute connected transactions for the Company under the Listing Rules after the Listing.

The definition of connected persons under Chapter 14A of the Listing Rules is different from the definition of related parties under HKFRS. Accordingly, connected transactions set out in this section, which are described and disclosed in accordance with Chapter 14A of the Listing Rules, differ from the related party transactions set out in Note 38 to Section II of the Accountants' Report.

### Types of Connected Transactions

The following connected transactions have been entered into between the Group and Jin Jiang International and its subsidiaries and associates:

A. ***Non-recurrent transactions***

1. Deed of Indemnity
2. Trademark Transfer Agreement
3. Jin Jiang Inn Shareholders' Agreement

B. ***On-going transactions under subsisting agreements***

1. Property Leases
2. Trademark Licence Agreements
3. Hotel Franchise Agreements
4. F&B Management Agreement
5. Boiler Asset Management Agreement

C. ***On-going transactions under the Master Agreements***

**Details of the Connected Transactions**

A. ***Non-recurrent transactions***

1. *Deed of Indemnity*

Jin Jiang International and the Company have entered into the Deed of Indemnity according to which Jin Jiang International will fully indemnify the Company against:

- any tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional; and

- any loss or liability suffered by any member of the Group, resulting from or by reference to:

  (a) the Reorganisation;

  (b) any breach or alleged breach by any member of the Group of any provisions in any undertaking letter issued by the Company in favor of Jin Jiang Hotels Development as required under relevant PRC laws and regulations; and

  (c) any member of the Group being evicted from the land or building it has leased from a third party, details of which have been referred to in this prospectus, as a result of (i) any defect in the relevant landlord's legal title to such land or building; or (ii) the relevant landlord not having the right to lease such land or building.

In respect of the indemnification provisions under the Deed of Indemnity, any payment which in the future might be made by Jin Jiang International to the Company in performance of its obligation under such provisions after the Listing would not constitute a new transaction. Any such payment would merely be a performance of a transaction which was entered into prior to Listing.

Based on the above, the Company considers that all the transactions under the Deed of Indemnity are not connected transactions of the Company for the purpose of the Listing Rules. Therefore, these transactions would not be subject to any disclosure or shareholders' approval requirements applicable to connected transactions under the Listing Rules.

2. *Trademark Transfer Agreement*

Jin Jiang International and the Company have entered into a trademark transfer agreement on 20 November 2006, under which Jin Jiang International has agreed to transfer to the Company three "天皓" trademarks, which were originally registered in the name of Jin Jiang International in the PRC under classes 35, 43 and 44. These trademarks will be transferred to the Company. The consideration payable by the Company for such transfer is RMB1, which has been paid by the Company.

On the basis that the consideration paid by the Company to Jin Jiang International for the transfer of the above trademarks is less than 0.1% of the consideration ratio, the above transaction falls under the *de minimis* provision set forth in Rule 14A.33(3) of the Listing Rules and is therefore exempted from the reporting, announcement and independent shareholders' approval requirements set forth under the Listing Rules.

3. *Jin Jiang Inn Shareholders' Agreement*

Parties to the Jin Jiang Inn Shareholders' Agreement are the Company, Jin Jiang Hotels Development and 32 management personnel of Jin Jiang Inn, among whom 9 are connected persons of the Company, namely, 徐祖榮 (Xu Zurong), 楊衛民 (Yang Weimin), 陳灝 (Chen Hao), 俞萌 (Yu Meng), 範本厚 (Fan Benhou), 張斌 (Zhang Bin), 徐祥根 (Xu Xianggen), 方福滙 (Fang Fuhui) and 沈莉 (Shen Li), by virtue of being directors, supervisors and/or chief executives (as defined under the Listing Rules) of certain members of the Group. Therefore, the Jin Jiang Inn Shareholders' Agreement constitutes a connected transaction of the Company.

(a) Right of First Refusal

Under the Jin Jiang Inn Shareholders' Agreement, the Company has been granted rights of first refusal over the equity interests held by the above connected persons. If the Company decides to transfer, exercise or not to exercise any of the above rights of first refusal, it shall comply with all the applicable disclosure, reporting and/or shareholders' approval requirements under the Listing Rules in respect of connected transactions.

(b) Buy Back

According to the Jin Jiang Inn Shareholders' Agreement, any of the above connected persons shall sell and the Company or a third party designated by the Company shall purchase such connected person's equity interest in Jin Jiang Inn, under any of the following circumstances:

(i) after the occurrence of certain events, including the dismissal of the connected person by Jin Jiang Inn, the connected person shall transfer his equity interest within 45 days after such event; or

(ii) after the occurrence of certain events including the retirement or death of the connected person, the connected person shall transfer his equity interest within 45 days after such event.

In the circumstances under (i), the buy back of the equity interest shall be at a price (the "Transfer Price") to be determined by the shareholders of Jin Jiang Inn at the beginning of the relevant year by reference to the price (the "Reference Price") calculated based on the audited net asset value of Jin Jiang Inn in the last financial year and the Transfer Price must not be less than the Reference Price. In the circumstances under (ii), the buy back of the equity interest shall be at the Transfer

Price together with interest accrued on the capital contribution in Jin Jiang Inn made by such connected person at the bank deposit interest rate during the corresponding period.

If the Company or a member of the Group designated by the Company acquires any equity interest in Jin Jiang Inn from any of the above connected persons, it shall comply with all the applicable disclosure, reporting and/or shareholders' approval requirements under the Listing Rules in respect of connected transactions.

(c) Pre-emptive Rights

Under the Jin Jiang Inn Shareholders' Agreement, all the shareholders of Jin Jiang Inn have been granted pre-emptive rights over new equity interest to be issued by Jin Jiang Inn in proportion to their respective equity interests in Jin Jiang Inn. If any of the above connected persons exercises his or her pre-emptive right and receives a pro rata entitlement to the newly issued equity interest in his or her capacity as a shareholder of Jin Jiang Inn, such issue of equity interest constitutes a connected transaction of the Company under the Listing Rules which is fully exempted under Rule 14A.31(3)(a) of the Listing Rules from all the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

(d) Articles of Association

Under the articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have been granted certain rights of first refusal over the equity interests held by the above connected persons. If the Company or Jin Jiang Hotels Development decides to transfer, exercise or not to exercise any of the above rights of first refusal, they shall comply with all the applicable disclosure, reporting and/or shareholders' approval requirements under the Listing Rules in respect of connected transactions.

B. ***On-going transactions under subsisting agreements***

1. *Property Leases*

(a) Properties leased to associates of Jin Jiang International

As at the Latest Practicable Date, the Group has entered into 8 leases with associates of Jin Jiang International, pursuant to which the Group has leased certain properties to such companies. Such leases were entered into with (1) 上海錦江國際旅遊股份有限公司 (Shanghai Jinjiang International Travel Company Limited) in which Jin Jiang International directly holds a 50.21% interest; (2) 上海錦江國際旅遊股份有限公司網點分公司 (Shanghai Jinjiang International Travel Company Limited Sales Branch) in which Jin Jiang International directly holds a 50.21% interest; (3) 上海旅行社有限公司 (Shanghai Travel Service Company Limited) in which Jin Jiang International indirectly holds a 55% interest; (4) 上海靜安面包房有限公司 (Shanghai Jing An Bakery Company Limited) in which Jin Jiang International indirectly holds a 70% interest; and (5) 上海新亞(集團)攝影公司 (Shanghai New Asia Group Photograph Company), which is a wholly owned subsidiary of Jin Jiang International. The initial term of each of such leases shall terminate on 31 December 2008. Upon the expiry of such initial term, each of the leases shall automatically extend for further terms of 3 years with the rent to be agreed by the parties based on the then prevailing market price, subject to the fulfilment of the relevant requirements of the Listing Rules, unless at least 3 months prior to the expiry of each such term any relevant party gives written notice of termination to the other party.

Jingtian & Gongcheng, the PRC legal adviser of the Company, has confirmed that each of the lessors has legal and valid title to the above leased properties and such leases are legal and valid. American Appraisal, the independent property valuer of the Company, has confirmed that the terms and conditions of the above leases are on normal commercial terms and the rental payable under each of the above leases is no less favorable to the Group than that payable by an independent third party. The Directors confirm that the rental under each of the leases is fair and reasonable and was negotiated on an arm's length basis and on normal commercial terms.

The total amount of rental paid to the Group by Jin Jiang International and its associates for each of the three years ended 31 December 2005 was less than 0.1% of the revenue ratio.

On the basis that the amount of annual rental payable to the Group by the above companies is expected to be less than 0.1% of the revenue ratio, each of the above leases falls under the *de minimis* provision set forth in Rule 14A.33(3) of the Listing Rules and is therefore exempted from the reporting, announcement and independent shareholders' approval requirements set forth under the Listing Rules.

(b) Properties leased to the Group

As at the Latest Practicable Date, the Group has entered into 19 leases with Jin Jiang International and its associates, pursuant to which such companies have leased certain properties to the Group. Such leases were entered into with (1) Jin Jiang International; (2) Eastern Jin Jiang; (3) 上海敬業房地產有限公司 (Shanghai Jin Ye Real Estate Co., Ltd.) which is a wholly owned subsidiary of Jin Jiang International; (4) 上海錦江樂園 (Jinjiang Amusement Park) in which Jin Jiang International directly holds a 80.5369% interest; (5) 上海錦江超市公司 (Shanghai Jinjiang Supermarket Corporation), which is a wholly owned subsidiary of Jin Jiang International ; (6) 上海錦江物業管理公司 (Shanghai Jinjiang Property Management Co.), which is a wholly owned subsidiary of Jin Jiang International; (7) 上海庚傑投資管理有限公司 (Shanghai Geng Jie Investment Management Co., Ltd.), which is a wholly owned subsidiary of Jin Jiang International and (8) 上海市食品(集團)有限公司 (Shanghai Food (Group) Corporation) which is a wholly owned subsidiary of Jin Jiang International. Except for 2 leases with 上海錦江樂園 (Jinjiang Amusement Park) and 上海庚傑投資管理有限公司 (Shanghai Geng Jie Investment Management Co., Ltd.) whose terms are 20 years ("Long Term Leases") and 3 leases which will terminate before 31 December 2008 and shall not be automatically extended, the initial term of the remaining 14 leases ("Remaining Leases") shall terminate on 31 December 2008. Each of the Long Term Leases may be terminated at any time by the relevant member of the Group giving to the lessor at least 1 year's prior written notice of termination. Upon the expiry of such initial term, each of the 14 Remaining Leases shall automatically extend for further terms of 3 years with the rent to be agreed by the parties based on the then prevailing market price, subject to the fulfilment of the relevant requirements of the Listing Rules, unless at least 3 months prior to the expiry of each such term any relevant party gives written notice of termination to the other party. The reason why the terms of the Long Term Leases are over 3 years is because the Group has to make large capital investments in such properties to develop them into Jin Jiang Inn Budget Hotels and it is in the Company's best interest that long term leases are entered into to secure the stability of such budget hotels' operation and recover such capital investments. The Directors and the Sponsor are of the view that it is normal business practice for contracts of this type to be of such duration.

Jingtian & Gongcheng, the PRC legal adviser of the Company, has confirmed that each of the lessors has legal and valid title to the above leased properties and such leases are legal and valid. American Appraisal, the independent property valuer of the Company, has confirmed that the terms and conditions of the above leases are on normal commercial terms and the rental payable under each of the above leases is no less favorable to the Group than that payable by an independent third party. The Directors confirm that the rental under each of the leases is fair and reasonable and was negotiated on an arm's length basis and on normal commercial terms.

The total amount of rental paid to Jin Jiang International and its associates by the Group for each of the three years ended 31 December 2005 were RMB5 million, RMB6 million and RMB7 million respectively. Such leases constitute non-exempted continuing connected transactions for which a waiver from the disclosure requirement is sought from the Stock Exchange.

Based on the historical figures in 2003, 2004 and 2005 and the terms of the property leases, the total amount of annual rental payable to the above companies by the Group for the three financial years ending 31 December 2006, 2007 and 2008 are not expected to exceed RMB9 million, RMB23 million and RMB24 million respectively. Accordingly, these amounts have been set as the proposed annual caps for such leases. The Group has entered into 11 new leases with Jin Jiang International and its associates in the second half of the year 2006 and the annual rental payable by the Group for such new leases amounted to approximately RMB18.3 million. The properties leased under 5 of such new leases are currently under renovation and the annual rental payments under such leases of approximately RMB12.4 million are not payable until the expected completion of such renovation in year 2007. Therefore, the expected annual rental payable for 2007 and 2008 have increased significantly from 2006.

(c) Utility charges and administrative fees

In relation to some of the leased properties mentioned in (a) and (b) above, where the rental payable by the lessee is exclusive of utility charges, there is however no separate meter to measure the amount of utility charges (including water, electricity and gas) payable by the lessee to the provider of such utility services or the lessee does not have a direct telephone line. The lessor would therefore on behalf of the lessees pay to the relevant utility provider the utility charges for the whole floor or building and then ask each lessee to re-imburse a portion of the utility charges paid based on the actual area of the property leased or the actual usage of the telephone extension line(s) by each lessee. In some cases, the lessor would charge the lessee a handling fee calculated based on 5% of the utility charges. All such re-imbursement of utility charges and administrative fees constitute continuing connected transactions which are related to the above leased properties. Therefore, the historical figures and expected future figures of the rental of such lease properties have included the amount of such utility charges and administrative fees.

2. *Trademark Licence Agreements*

Pursuant to the Trademark Licence Agreements, Jin Jiang International has granted, at an aggregate consideration of RMB2.00:

(a) to the Group a non-exclusive licence to use:

(i) the following trademarks registered in its name: "錦江" and "" marks registered in its name in the PRC under classes 35 and 42, "*Jin Jiang*" mark registered in its name in the PRC under class 42, "" mark registered in its name in the PRC under classes 35, 41, 43 and 44, "" mark registered in its name in the PRC under class 35, "*JinJiang*" mark registered in its name in the PRC under classes 35 and 43, "" mark registered in its name in the PRC under classes 35, 41, 43 and 44, "" mark registered in its name in the PRC under classes 35 and 43, "" mark registered in its name in the PRC under classes 35, 43 and 44, "錦江" mark registered in its name in the PRC under classes 35 and 43, "" mark registered in its name in the PRC under classes 35, 43 and 44, "" mark registered in its name in the PRC under class 43, "" mark registered in its name in the PRC under class 43, "" mark registered in its name in Hong Kong under classes 35 and 43, "" mark registered in its name in Hong Kong under classes 35 and 43, "錦江" mark registered in its name in Taiwan and Singapore under classes 35 and 42, "JIN JIANG" mark registered in its name in Singapore under classes 35 and 42, "錦江" mark registered in its name in US under classes 35 and 42, "錦江" mark registered in its name in Japan under class 35, "" mark registered in its name in Macau under class 35, and registered in its name as an international registration with WIPO under classes 35 and 43 (Designations under Madrid Protocol: Australia, European Community, Japan, Republic of Korea, Singapore, United Kingdom and United States of America), "" mark registered in its name in Macau under class 35, and registered in its name as an international registration with WIPO under classes 35 and 43 (Designations under Madrid Protocol: Australia, European Community, Japan, Republic of Korea, Singapore, United Kingdom, and United States of America);

(ii) the following trademarks which Jin Jiang International has applied for, but has not yet obtained registration (such licence to become effective from the date when such trademarks are registered or when the pre-conditions for effecting such licence in the relevant countries or regions have been satisfied, if applicable (the "Effective Date")): ""mark being applied for in the PRC under class 43, "" mark being applied for in the PRC under class 35, "" mark being applied for in the PRC under class 35, "锦江大酒店" mark being applied for in the PRC under class 43, "" mark being applied for in the PRC under class 43 "" mark being applied for in the PRC under classes 35, 41 and 43, "" mark being applied for in the PRC under classes 35 and 43, "" mark being applied for in the PRC under class 43, "" mark being applied for in the PRC under class 41, "" mark being applied for in Malaysia, the Philippines and Taiwan under classes 35 and 43, in Macau under class 42; "" mark being applied for in the Philippines and Malaysia under classes 35 and 43, in Taiwan under class 35 and in Macau under class 42;

(b) to the Company, an exclusive licence to use:

(i) the following trademarks registered in its name: "锦江之星" mark registered in the PRC under classes 42, 43 and 44, "JJ" mark registered in the PRC under classes 35 and 43, "JJ" mark registered in its name in Macau under class 35, in Hong Kong under classes 35 and 43, "锦江之星" mark registered in Singapore under class 35, and "JJ" mark registered in its name as an international registration with WIPO under classes 35 and 43 (Designations under Madrid Protocol: Australia, European Community, Japan, Republic of Korea, Singapore, United Kingdom, and United States of America);

(ii) the following trademarks which Jin Jiang International has applied for, but has not yet obtained registration (such licence to become effective from the Effective Date): "锦江之星" mark being applied for in the PRC under class 43, "锦江之星" mark being applied for in the PRC under class 35, "" mark being applied for in the PRC under classes 35 and 43, "锦江之星" mark being applied for in Hong Kong under classes 35 and 43, in Macau under class 35 and 42, and in Singapore under class 43, "JJ" mark being applied for in Malaysia, the Philippines, Taiwan and Hong Kong under classes 35 and 43, in Macau under class 42, "" mark being applied for in Thailand and Malaysia under classes 35 and 43 and in Macau under classes 35 and 42; and

(c) to the Group, the right to display signboards, banners or other decorations which bear the words "錦江國際" or "Jin Jiang International" on the rooftops and outer-walls of the hotels or other buildings of the Group, in order to show that they are members of the Jin Jiang International Group.

The initial term of each trademark licence under the Trademark Licence Agreements shall expire(1) on 31 December 2008, if the Effective Date is prior to that date; or (2) on 31 December of the year which the Effective Date is in, if the Effective Date is after 31 December 2008, and shall automatically extend for further terms of 3 years, subject to the fulfilment of the relevant requirements of the Listing Rules, until the expiry of Jin Jiang International's interest in such trademarks. The Company has the right to unilaterally terminate the Trademark Licence Agreements by giving 6 months' prior written notice to Jin Jiang International. Jin Jiang International does not have the right to terminate any of the Trademark Licence Agreements without the prior written consent of the Company and its independent non-executive Directors. Under the non-exclusive Trademark Licence Agreement, the Group is not permitted to sub-license the use of such trademarks to any third party without the prior written permission of Jin Jiang International. Under the exclusive Trademark Licence Agreement, the Company has the right to sub-license the use of the relevant trademarks to any other party. Jin Jiang International has agreed to maintain and extend the registration of the above trademarks during the term of the licence. It has also agreed to apply for, at the Company's reasonable request, the registration of such trademarks in such other jurisdictions and to license them to the Group.

The Group was not required to pay any consideration to Jin Jiang International for the use of the above trademarks prior to the entering into of the above Trademark Licence Agreements.

On the basis that the amount of trademark licence fee payable to Jin Jiang International by the Group is less than 0.1% of the consideration ratio, the above transaction falls under the *de minimis* provision set forth in Rule 14A.33(3) of the Listing Rules and is therefore exempted from the reporting, announcement and independent shareholders' approval requirements set forth under the Listing Rules.

3. *Hotel Franchise Agreements*

Jin Jiang Investment has entered into one franchise agreement and 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Corporation) has entered into 2 franchise agreements (collectively, the "Hotel Franchise Agreements") with Jin Jiang Inn, pursuant to which Jin Jiang Inn, a subsidiary of the Company, has agreed to grant to Jin Jiang Investment and 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Hotel Management Company Limited), which are connected persons of the Company, franchises to set up Jin Jiang Inn Budget Hotels according to the standards set up by Jin Jiang Inn. Jin Jiang Investment and 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Hotel Management Company Limited) had previously entered into a hotel management agreement, not a franchise agreement, with Jin Jiang Inn and 上海錦江國際旅館投資有限公司 (Shanghai Jin Jiang International Hotel Investment Company Limited) respectively. For reference purposes, please note that the total amount of management fees which have been paid by Jin Jiang Investment and 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Hotel Management Company Limited) for each of the three years ended 31 December 2005 was less than 0.1% of the revenue ratio. The term of each of the Hotel Franchise Agreements is 8 years. The Directors and the Sponsor are of the view that it is normal business practice for agreements of this type to be of such duration. Under each of the Hotel Franchise Agreements, the franchise fee payable by the franchised hotels shall be calculated based on 3.5% of their respective turnover.

On the basis that the amount of annual franchise fees payable to Jin Jiang Inn by Jin Jiang Investment and 上海食品集團酒店管理有限公司 (Shanghai Food (Group) Hotel Management Company Limited) is expected to be less than 0.1% of the revenue ratio, the above transaction falls under the de minimis provision set forth in rule 14A.33(3) of the Listing Rules and are therefore exempted from the reporting, announcement and independent shareholders' approval requirements set forth under the Listing Rules.

4. *F&B Management Agreement*

Shanghai Jin Jiang International Catering Investment Company Limited, a subsidiary of the Company, has entered into a management agreement (the "F&B Management Agreement") with Shanghai Jing An Bakery Company Limited, in which Jin Jiang International indirectly holds a 70% interest, under which Shanghai Jin Jiang International Catering Investment Company Limited has agreed to provide food and beverage management services to Shanghai Jing An Bakery Company Limited. The total amount of management fees which have been paid by Shanghai Jing An Bakery Company Limited for each of the three years ended 31 December 2005 was less than 0.1% of the revenue ratio. The initial term of the F&B Management Agreement shall expire on 31 December 2008 and shall automatically extend for further terms of three years with the management fees to be agreed by the parties based on the then prevailing market price, subject to the fulfilment of the relevant requirements of the Listing Rules, unless at least 3 months prior to the expiry of each such term either party gives written notice of termination to the other party.

On the basis that the amount of annual management fees payable to Shanghai Jin Jiang International Catering Investment Company Limited by Shanghai Jing An Bakery Company Limited is expected to be less than 0.1% of the revenue ratio, the above transaction falls under the de minimis provision set forth in rule 14A.33(3) of the Listing Rules and is therefore exempted from the reporting, announcement and independent shareholders' approval requirements set forth under the Listing Rules.

5. *Boiler Asset Management Agreement*

Shanghai Jiu Long Hotel Company Limited, a subsidiary of the Company, has entered into the Boiler Asset Management Agreement with Shanghai Jin Ye Real Estate Co., Ltd., which is a wholly owned subsidiary of Jin Jiang International, under which Shanghai Jin Ye Real Estate Co., Ltd. has been entrusted to manage a boiler owned by Shanghai Jiu Long Hotel Company Limited. The monthly management fee is RMB4,000. Since this is a new agreement, there are no historical figures. The initial term of the Boiler Asset Management Agreement shall expire on 31 December 2008 and shall automatically extend for further terms of three years, subject to the fulfilment of the relevant requirements of the Listing Rules, unless at least 3 months prior to the expiry of each such term either party gives written notice of termination to the other party.

On the basis that the amount of annual management fee payable to Shanghai Jin Ye Real Estate Co., Ltd. by Shanghai *Jiu Long* Hotel Company Limited is expected to be less than 0.1% of the consideration ratio, the above transaction falls under the *de minimis* provision set forth in rule 14A.33(3) of the Listing Rules and is therefore exempted from the reporting, announcement and independent shareholders' approval requirements set forth under the Listing Rules.

## C. ***On-going transactions under the Master Agreements***

The following table sets out a summary of all the Master Agreements entered into between the Company and Jin Jiang International which constitute exempted continuing connected transactions under Rule 14A.33(3) of the Listing Rules for which no waiver from the Stock Exchange is required and the related historical figures for each of the three years ended 31 December 2005 were less than 0.1% of the revenue ratio or consideration ratio, as the case may be.

| Title | Products and Services providers | Type of Products and Services | Historical Figures 2003 | 2004 | 2005 | Proposed Annual Caps 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|---|---|
| | | | (RMB million) | | | (RMB million) | | |
| *Expenditure items:* | | | | | | | | |
| 1) Master Transportation and Related Services Agreement | By Jin Jiang International and its subsidiaries and associates to the Group | • provision of passenger transportation services, vehicle repair services and other transportation related services; and<br>• other related or ancillary goods and services. | 0.4 *(Note 1)* | 0.5 *(Note 1)* | 0.5 *(Note 1)* | Not applicable | | |
| (2) Master Hotel Supporting Services Agreement | By Jin Jiang International and its subsidiaries and associates to the Group | • provision of IT services, laundry services, lift maintenance services, film development services, printing services, telecommunication and electronic products, telephone services, hotel-related goods and other hotel supporting services; and<br>• other related or ancillary goods and services. | 6 *(Note 2)* | 8 *(Note 2)* | 8 *(Note 2)* | Not applicable | | |
| *Revenue items:* | | | | | | | | |
| 3) Master Provision of Training Services Agreement | By the Group to Jin Jiang International and its subsidiaries and associates | • provision of training services; and<br>• other related or ancillary goods and services. | 0 *(Note 3)* | 0.1 *(Note 3)* | 0.2 *(Note 3)* | Not applicable | | |
| 4) Master Provision of Advertisement Space Agreement | By the Group to Jin Jiang International and its subsidiaries and associates | • provision of advertisement space; and<br>• other related or ancillary goods and services. | 2 *(Note 4)* | 1 *(Note 4)* | 0.5 *(Note 4)* | Not applicable | | |
| 5) Master Sale of Hotel-related Goods Agreement | By the Group to Jin Jiang International and its subsidiaries and associates | • sale of hotel-related goods; and<br>• other related or ancillary goods and services. | 2 *(Note 5)* | 2 *(Note 5)* | 2 *(Note 5)* | Not applicable | | |
| 6) Master Food and Beverage Services and Provision of Food Agreement | By the Group to Jin Jiang International and its subsidiaries and associates | • provision of food;<br>• provision of food and beverage services; and<br>• other related or ancillary goods and services. | 2 *(Note 6)* | 3 *(Note 6)* | 3 *(Note 6)* | Not applicable | | |

*Note 1:* These figures only include the provision of passenger transportation services, vehicle repair services and other transportation related services.

*Note 2:* These figures only include the provision of IT services, laundry services, lift maintenance services, film development services, printing services, telecommunication and electronic products, telephone services, hotel-related goods and other hotel supporting services.

*Note 3:* These figures only include the provision of training services.

*Note 4:* These figures only include the provision of advertisement space.

*Note 5:* These figures only include the sale of hotel-related goods.

*Note 6:* These figures only include the provision of (i) food; and (ii) food and beverage services.

The following table sets out a summary of all the Master Agreements entered into between the Company and Jin Jiang International which constitute non-exempted continuing connected transactions under Rule 14A.34 of the Listing Rules for which a waiver from the announcement requirement under Rule 14A.47 of the Listing Rules is sought from the Stock Exchange.

| Title | Products and Services providers | Type of Products and Services | Historical Figures 2003 | 2004 | 2005 | Proposed Annual Caps 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|---|---|
| | | | *(RMB million)* | | | *(RMB million)* | | |
| *Expenditure item:* | | | | | | | | |
| 1) *Master Food and Beverage* Services and Provision of Food Agreement | By Jin Jiang International and its subsidiaries and associates to the Group | • provision of food;<br>• provision of food and beverage services; and<br>• other related or ancillary goods and services. | 16 *(Note 1)* | 29 *(Note 1)* | 33 *(Note 1)* | 35 *(Note 2)* | 38 *(Note 2)* | 42 *(Note 2)* |
| *Revenue item:* | | | | | | | | |
| 2) Master Provision of Hotel Rooms Agreement | By the Group to Jin Jiang International and its subsidiaries and associates | • provision of hotel rooms; and<br>• other related or ancillary goods and services. | 23 *(Notes 3 and 4)* | 39 *(Notes 3 and 4)* | 39 *(Notes 3 and 4)* | 43 *(Note 2)* | 47 *(Note 2)* | 52 *(Note 2)* |

*Note 1:* These figures only include the provision of (i) food; and (ii) food and beverage services.

*Note 2:* The proposed caps are determined after taking into account the following factors: (i) the historical figures set out in the table above; and (ii) the growth rate in the GDP of the PRC in the year 2005 of approximately 9.9%.

*Note 3:* During the Track Record Period, Jin Jiang Hotels (HK), a subsidiary of the Company, carried on the business of providing hotel room reservation services (the "Business") to different members of the Group. In 2006, Jin Jiang Hotels (HK) transferred the Business to Jin Jiang Travel (H.K.) Limited, which is a connected person of the Company under the Listing Rules. Therefore, Jin Jiang Travel (H.K.) Limited currently carries on the Business and will be obtaining hotel rooms from the Group under the Master Provision of Hotel Rooms Agreement. In order to calculate the proposed annual caps for the years 2006 to 2008, the historical figures for the transactions entered into between the Group and Jin Jiang Hotels (HK) have been included.

*Note 4:* These figures only include the provision of hotel rooms.

Each of the Master Agreements contains the binding principles, guidelines and terms and conditions in accordance with which any and all products and services contemplated therein are to be provided by the relevant provider to the relevant recipient. The general terms of the Master Agreements are set out below:

1. General Principles, Price and Terms

   The relevant Master Agreement requires, in general terms that:

   - the quality of products and services to be provided should be satisfactory to the recipient;

   - the price at which such products and services are to be provided must be fair and reasonable; and

   - the terms and conditions on which such products and services are to be provided should be no less favourable to the Group than those:

     (i) offered from or to (as appropriate) Jin Jiang International, its subsidiaries and/or associates to or from (as appropriate) independent third parties; and

     (ii) offered from or to (as appropriate) independent third parties to or from (as appropriate) the Group.

2. Price Determination

   Each of the Master Agreements provides that each relevant product or service must be provided in accordance with the following general pricing principles:

   - state-prescribed prices; or

   - where there is no state-prescribed price, then according to relevant market prices.

   For the purpose of each of the Master Agreements:

   "state-prescribed price" means the price set by the relevant laws, regulations and other governmental regulatory documents issued by the relevant departments of the PRC Government; and

   "market price" means the price at which the same or comparable type of products or services are provided from or to (as appropriate) independent third parties in the same area in the ordinary course of business.

3. Term and Termination

   The initial term of each of the Master Agreements shall expire on 31 December 2008. Upon the expiry of such initial term, each of the Master Agreements shall automatically extend for further terms of three years, subject to the fulfilment of the relevant requirements of the Listing Rules, unless at least 3 months prior to the expiry of each such term either party gives written notice of termination to the other party.

During the term of each of the Master Agreements, any implementation agreement described below may be terminated if at least 3 months prior to the expiry of the term of the relevant implementation agreement any one of the parties to the relevant implementation agreement gives written notice of termination to the other party or parties.

4. Implementation agreements

It is envisaged that from time to time and as required, individual implementation agreements may be entered into between the Group, Jin Jiang International, its subsidiaries and/or associates, as appropriate.

Each implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The implementation agreements may only contain provisions which are in all material respects consistent with the binding principles, guidelines, terms and conditions in accordance with which such products and services are required to be provided as contained in the relevant Master Agreement.

As the implementation agreements are simply further elaborations on the provision of products and services as contemplated by each of the Master Agreements, as such, they do not constitute new categories of connected transactions.

## APPLICATION FOR A WAIVER

The Directors (including the independent non-executive Directors) consider that the continuing connected transactions exempted under Rule 14A.33(3) and the non-exempted continuing connected transactions (a) under the properties leased to the Group; (b) in relation to the provision of food, the provision of food and beverage services and other related or ancillary goods and services by Jin Jiang International and its subsidiaries and associates to the Group under the Master Food and Beverages Services and Provision of Food Agreement; and (c) under the Master Provision of Hotel Rooms Agreement described above will be entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole. Under the Listing Rules, such transactions are considered to be "connected transactions" and would normally require full disclosure and prior independent shareholders' approval on each occasion on which they arise, depending on the nature and value of the transactions.

In relation to the non-exempted continuing connected transactions described above, each of the relevant total annual revenue and the relevant total annual expenditure in respect thereof is expected to be less than 2.5% of the revenue ratio or the consideration ratio, as the case may be. Such transactions are therefore exempted from the shareholders' approval requirements applicable to connected transactions under the Listing Rules, but would still be subject to the disclosure requirements of the Listing Rules.

As the above non-exempted continuing connected transactions are expected to continue on a recurring basis, the Directors consider that such disclosure would be impractical and would add unnecessary administrative costs to the Company. Accordingly, the Company has requested the Stock Exchange and the Stock Exchange has agreed, to grant a waiver to the Company under Rule 14A.42(3) of the Listing Rules from compliance with the announcement requirement under Rule 14A.47 of the Listing Rules. The Company will comply with the relevant requirements under Chapter 14A of the Listing Rules, including the proposed annual caps set out above.

In the view of the Directors (including the independent non-executive Directors), the proposed annual caps referred to above are fair and reasonable.

## CONFIRMATION FROM THE SPONSOR

The Sponsor is of the view that (i) the non-exempted continuing connected transactions for which a waiver is sought are entered into in the ordinary and usual course of business of the Company on normal commercial terms, fair and reasonable and in the interest of the Company's shareholders as a whole, and (ii) that the proposed annual caps for the non-exempted continuing connected transactions are fair and reasonable.

## GENERAL

The Board consists of 17 members, who were elected at the inaugural meeting of shareholders on 1 January 2006, two extraordinary general meetings of shareholders on 8 April 2006 and 19 November 2006, respectively. The term of office for the Directors is three years, which is renewable upon re-election.

The functions and powers of the Board include:

(a) convening shareholders' meetings and reporting its work to the shareholders at these meetings;

(b) implementing resolutions of shareholders' meetings;

(c) determining business plans and investment proposals;

(d) formulating annual financial budgets and final accounts;

(e) formulating profit distribution plans and loss recovery plans;

(f) formulating proposals for the increase or decrease in registered capital and the issuance of debentures;

(g) formulating plans for merger, division or dissolution of the Company;

(h) deciding on internal management structure;

(i) engaging or dismissing chief executive officers, appointing or removing executive presidents and other senior officers on the recommendation of chief executive officer and determining the remuneration;

(j) formulating basic management system;

(k) formulating proposals for any amendments to the Articles of Association;

(l) subject to the compliance with the relevant requirements of the state, determining the system of salary, welfare and rewards of the Company;

(m) determining any other material business and administrative matters which do not require shareholders' approval pursuant to the Articles of Association;

(n) formulating the Company's material acquisition or sales plan; and

(o) exercising other powers conferred by general meetings and the Articles of Association.

Except for items (f), (g) and (k) above, which require the affirmative vote of more than two-thirds of all of the Directors, resolutions on any of the remaining items may be approved by the affirmative vote of a majority of the Directors.

In addition to Board approvals, profit distribution plans and loss recovery plans, changes in registered capital, issuance of debentures, amendments of the Articles of Association and major corporate transactions such as mergers and divisions or dissolutions shall be approved by the shareholders. In respect of the corporate transactions going forward, the Company shall also strictly comply with all the relevant provisions set out in the Listing Rules.

The Company Law requires a joint stock company with limited liability to establish a supervisory committee. The supervisory committee is responsible for monitoring the financial affairs and supervising the actions of the Board and the management. The supervisory committee of the Company consists of six members, two of them shall be a representative elected by the employees, and the remaining members shall be elected by the shareholders in a general meeting. One member of the supervisory committee shall be designated as the Chairman. Members of supervisory committee may not serve as Directors, the general manager, deputy general managers or person-in-charge for accounting matters. The term of office for the Supervisors is three years, which is renewable upon re-election.

The functions and powers of the supervisory committee include:

- reviewing financial reports and other financial information which has been prepared by the Board and which are proposed to be presented at shareholders' meetings; and

- overseeing the Directors, the chief executive officers, executive presidents and other senior officers in order to prevent them from abusing their authority or infringing upon the interests of the Company.

Powers of the supervisory committee are generally limited to carrying out investigation and reporting to shareholders, the CSRC and other relevant government authorities having jurisdiction over corporate affairs, and to proposing to convene shareholders' extraordinary general meetings. The supervisory committee is accountable, and will report to the shareholders at the shareholders' general meetings.

## DIRECTORS

| Name | Age | Position in the Company | Positions in Jin Jiang International Group (other than the Group) and its associated companies |
|---|---|---|---|
| Mr. Yu Minliang | 48 | Chairman and executive Director | Chairman, chief executive officer and chairman of the board's executive committee of Jin Jiang International |
| Mr. Shen Maoxing | 56 | Vice chairman and non-executive Director | Vice chairman, chief operation officer and executive president of Jin Jiang International, chairman of Jin Jiang Investment, chairman of Eastern Jin Jiang, chairman of 錦江國際集團（香港）有限公司 Jin Jiang International Group (HK) Co., Limited and chairman of 上海錦江麒麟飲料食品有限公司 Shanghai Jin Jiang Kirin Beverages and Foods Company Limited |
| Ms. Chen Wenjun | 51 | executive Director | Director and senior *vice-president* of Jin Jiang International, and chairman of Huating Group |
| Mr. Yang Weimin | 52 | executive Director | Nil |
| Mr. Chen Hao | 56 | executive Director | Nil |
| Mr. Yuan Gongyao | 57 | executive Director | Nil |
| Mr. Xu Zurong | 51 | executive Director | Nil |
| Mr. Han Min | 48 | executive Director | Nil |
| Mr. Kang Ming | 35 | executive Director | Nil |
| Mr. Ji Gang | 49 | Independent non-executive Director | Nil |
| Mr. Xia Dawei | 53 | Independent non-executive Director | Nil |
| Mr. Sun Dajian | 52 | Independent non-executive Director | Nil |
| Mr. Rui Mingjie | 52 | Independent non-executive Director | Nil |
| Mr. Yang Menghua | 62 | Independent non-executive Director | Nil |
| Mr. Tu Qiyu | 36 | Independent non-executive Director | Nil |
| Mr. Shen Chenxiang | 59 | Independent non-executive Director | Nil |
| Mr. Lee Chung Bo | 63 | Independent non-executive Director | Nil |

There is no familial relationship between any of the Directors or executive officers. None of the Directors is interested in any business which competes or is likely to compete, either directly or indirectly, with the Group's business and thus needs to be disclosed pursuant to Rule 8.10(2) of the Listing Rules.

**EXECUTIVE DIRECTORS**

Mr. Yu Minliang, (俞敏亮), aged 48, chairman of the Board and an executive Director. Mr. Yu obtained a masters degree in economics from Fudan University, and is an economist. He has more than 20 years experience in hotel management and joined the Group in 1984. He was previously a general manager of The Yangtze Hotel Ltd., general manager of Jin Jiang Hotels Development, and a general manager of New Asia Group. He has been a director of Jin Jiang Hotels Development during the Track Record Period. Apart from being the chairman, chief executive officer and chairman of the board's executive committee of Jin Jiang International, Mr. Yu is currently the director and chairman of Jin Jiang Hotels Development and chairman of The Yangtze Hotel Ltd.

Ms. Chen Wenjun, (陳文君), aged 51, executive Director. Ms. Chen obtained a masters degree in economics from Shanghai University of Finance and Economics. She is also a senior accountant. She has experience in finance management and joined the Group in 1981. Ms. Chen was previously the deputy general manager of Jin Jiang Hotel, vice-president, director and assistant to the president of Jin Jiang (Group) Company Limited, a director of Jin Jiang Hotels Development and a director of Jin Jiang Investment. She also held the directorship and the position of financial controller in Jin Jiang International. Apart from being a director and senior vice-president of Jin Jiang International and chairman of Huating Group, Ms. Chen is now the chairman of Jin Jiang Hotel Company Limited, chairman of Jin Jiang International Hotel Investment, chairman of Jin Jiang Inn, chairman of Jin Jiang International Finance and the chairman of Shanghai Hotel Company Limited.

Mr. Yang Weimin, (楊衛民), aged 52, executive Director, authorised representative and chief executive officer. Mr. Yang obtained a masters degree in law from the East China University of Science & Technology and is a senior economist. He has extensive experience in hotel management and joined the Group in 1989. He previously worked as a deputy manager and principal of the training division of Jin Jiang (Group) Company Limited, general manager of Jin Jiang Tower, vice-president of Jin Jiang (Group) Company Limited, the general manager of Jin Jiang Hotel Management and a vice-president of Jin Jiang International. Mr. Yang has been vice chairman and chief executive officer of Jin Jiang Hotels Development during the Track Record Period. He is currently the vice-chairman of Jin Jiang Hotels Development, vice-chairman of Jin Jiang International Hotel Investment, vice-chairman of Jin Jiang Inn, chairman of Shanghai Jin Jiang International Catering Investment Company Limited, chairman of Jian Guo Hotel, chairman of Yunnan Jin Jiang International Management Company Limited, and executive director of Jin Jiang Hotel Management.

Mr. Chen Hao (陳灝), aged 56, executive Director. Mr. Chen obtained a bachelors degree in industrial automat from Shanghai Polytechnic University and is an engineer. He has many years of experience in hotel management and joined the Group in 1985. He was previously the chief engineer of the Yangtze Hotel Ltd., engineering director of 上海新亞(集團)酒店管理公司 (Shanghai New Asia (Group)'s Hotel Management Company), director of engineering of Shanghai New Asia Tomson Hotel, executive manager and acting general manager of Jin Jiang Hotels Development and an assistant to the president of Jin Jiang International. Mr. Chen has been a director and executive president of Jin Jiang Hotels

Development during the Track Record Period. He is currently a director and chief executive president of Jin Jiang Hotels Development, the vice chairman of 溫州王朝大酒店有限公司 Wenzhou Dynasty Hotel Company Limited, chairman of 荷蘭上海城酒家 Shanghai City Restaurant in Holland, director of Jin Jiang International Hotel Investment, chairman of 武漢錦江國際大酒店有限公司 (Wuhan Jin Jiang International Hotel Company Limited), director of Jin Jiang Inn, vice chairman of 錦江國際餐飲投資管理有限公司 (Shanghai Jin Jiang International Catering Investment Company Limited), executive director of 上海錦亞旅館有限公司 (Shanghai Jinya Hotel Company Limited), director of Shanghai Jin Jiang Tomson Hotel Company Limited and Shanghai Jian Guo Hotel, chairman of Shanghai Sofitel Hyland Hotel and chairman of Jin Jiang Hotels (HK).

Mr. Yuan Gongyao (袁公耀), aged 57, executive Director and vice-president, mainly responsible for the financial aspect of the Group. Mr. Yuan is a senior accountant and joined the Group in 2000. Mr. Yuan has many years of experience in finance management. He has held various positions including manager of the financial department of Huating Group, manager of the asset management department of Jin Jiang (Group) Company Limited, deputy general manager of the asset management branch of Jin Jiang (Group) Company Limited, deputy general manager of Jin Jiang International Real Estate Company Limited, deputy operational manager of planning and financial department of Jin Jiang International. Mr. Yuan is now the executive director of Y.M.C.A. Hotel Company Limited; vice chairman of Wuxi Jin Jiang Grand Hotel Company Limited, director of 上海華亭賓館有限公司 (Shanghai Hua Ting Hotel and Tower Company Limited), executive director of 上海錦江國際飯店有限公司 (Shanghai Park Hotel Company Limited), 上海錦江金門大酒店有限公司 (Shanghai Jin Jiang Pacific Hotel Company Limited), chairman of 上海南華亭酒店有限公司 (Shanghai Hua Ting Guest House Hotel Company Limited), chairman of 上海新苑賓館 (Shanghai New Garden Hotel) and 昆明錦江大酒店有限公司 (Kunming Jin Jiang Hotel Company Limited), director of Jin Jiang Hotels (HK), director of Wuhan Jin Jiang International Hotel Company Limited and director of Jin Jiang International Finance.

Mr. Xu Zurong (徐祖榮), aged 51, executive Director and vice president of the Company. He is a senior economist. He joined the Group in 1981 and was previously the general manager of Cypress Hotel, general manager of 美國錦江加州公司 (Jin Jiang California Company) in the US, as well as manager of integrated operation management division of Jin Jiang (Group) Company Limited. He is now the president of Jin Jiang Inn, and is also a director and the general manager of Jin Jiang International Hotel Investment.

Mr. Han Min, (韓敏), aged 48, executive Director and vice-president of the Company. He holds a masters degree in international law from Fudan University. He joined the Group in 2005 and was a manager of the investment development division of Jin Jiang (Group) Limited, a manager of the merger division of Jin Jiang International and a director of Shanghai Jin Jiang International Travel Co., Ltd.

Mr. Kang Ming (康鳴), aged 35, executive Director. Mr. Kang holds a master degree in Economics from the Shanghai University of Finance and Economics, and is a senior accountant and a council member of Shanghai Society of Finance China. Mr. Kang joined the Group in 1994 and has gained experience in listed companies information disclosure, corporate governance and investor relationship for the past twelve years. He was previously the board secretary of Jin Jiang Hotels Development, the A Shares and B Shares of which are listed on the Shanghai Stock Exchange, and has been awarded with "Nomination of Excellent Secretary" by the Association of Board Secretaries of Shanghai Listed Companies. He is also a joint company secretary and board secretary of the Company.

## NON-EXECUTIVE DIRECTOR

Mr. Shen Maoxing (沈懋興), aged 56, vice-chairman of the Board and a non-executive Director. Mr. Shen holds a masters degree of business administration from Macau University of Science and Technology. He has extensive experience in hotel management and joined the Group in 1995. Mr. Shen was previously the vice president of Huating Group, director and chairman of Jin Jiang Hotel Management and president of Jin Jiang (Group) Company Limited. Apart from being a vice chairman, chief operation officer and executive president of Jin Jiang International, chairman of Jin Jiang Investment, vice chairman of Eastern Jin Jiang, chairman of 錦江國際集團(香港)有限公司 Jin Jiang International Group (HK) Co., Limited and chairman of 上海錦江麒麟飲料食品有限公司 Shanghai Jin Jiang Kirin Beverages and Foods Company Limited, he is now the vice chairman of Jin Jiang Hotels Development and the director and chairman of Chengdu Jin He Real Estate Development Co., Ltd.

## INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ji Gang (季崗), aged 49, independent non-executive Director. Mr. Ji is a senior economist with a masters degree in economics. Mr. Ji was previously an independent director of Jin Jiang Hotels Development, deputy manager of 閘北區服務公司 (Zhabei District Servicing Corporation), general manager of Shanghai Zhongya Hotel from February 1991 to January 1997; general manager and chairman of 上海不夜城股份有限公司 (Shanghai Everbright City Company Limited), director of 閘北區商業委員會 (Zhabei District Commercial Committee); and director of 閘北區經濟委員會 (Zhabei District Economic Committee). Mr. Ji now acts as the president of 香港上海實業投資有限公司 (SIIC Investment Company Limited) in Hong Kong. He was appointed as an independent non-executive Director of the Company on 8 April 2006, effective from 20 November 2006.

Mr. Xia Dawei (夏大慰), aged 53, independent non-executive Director. Mr. Xia is a professor with a masters degree in economics. Mr. Xia was previously a visiting research fellow of the Osaka City University in Japan and held various positions in Shanghai University of Finance and Economics, such as dean of School of International Business Administration and executive vice president. He was also an independent director of Shanghai No. 1 Pharmacy Co., Ltd. Mr Xia currently acts as principal of Shanghai National Accounting Institute, which is a government-sponsored institution affiliated with the Ministry of Finance, and secretary-general of the executive secretary unit of Asia-Pacific Finance and Development Program (AFDP). He is presently deputy chief of China's Association of Industrial Economics Research and Development, vice president of China Accounting Society and member of Research Council for Listed Companies of Shanghai Stock Exchange Committee. Mr Xia was appointed by the PRC State-owned Assets Supervision and Administration Commission of the State Council as the external director of Shanghai Baosteel Group Corporation in 2005. He is also holding independent directorships in several listed companies, i.e. Shanghai Pudong Development Bank Company Limited, Shanghai First Provision Company Limited, Shanghai Airlines Company Limited and Lianhua Supermarket Company Limited. Furthermore, Mr. Xia is also a member of the audit committee, and chairman of the nomination committee and remuneration committee of Lianhua Supermarket Company Limited. Mr. Xia was appointed as an independent non-executive Director of the Company on 8 April 2006, effective from 20 November 2006.

Mr. Sun Dajian (孫大建), aged 52, independent non-executive Director. Mr. Sun is a senior accountant with a bachelor degree in accounting from Shanghai University of Finance and Economics and is also a PRC certified public accountant. He has undertaken an internship programme with the Hong Kong Institute of Certified Public Accountants by working as an auditor in a Hong Kong local accountants firm for one year during 1991–1992. Mr. Sun has also gained ample accounting experience by working as a manager of 大華會計師事務所 (Dahua Accountants Firm) and a manager of Price Waterhouse Da Hua. He is now the chief accountant in 上海耀華皮爾金頓玻璃股份有限公司 Shanghai Yaohua Pilkington Glass Co., Ltd., a listed company in the PRC and is mainly responsible for overseeing the internal control and accounting policies of the company and assuming responsibility to the annual audit. The Directors have evaluated Mr. Sun's education, qualification and experience and are satisfied that he has the necessary training and experience to satisfy the requirements of Rule 3.10(2) of the Listing Rules. Mr. Sun was appointed as an independent non-executive Director of the Company on 19 November 2006, effective from 20 November 2006.

Mr. Rui Mingjie (芮明杰), aged 52, independent non-executive Director. Mr. Rui is a professor with a doctorate degree in economics and served as independent director in Shanghai Hainiao Enterprise Development Company Limited and Shanghai Dragon Corporation. Mr. Rui is currently doctorate candidate supervisor and is a professor of the School of Management in Fudan University. Mr. Rui is also the director of the Faculty of Industrial Economics, School of Management at the Fudan University as well as the chairman of the degree committee of the School of Management. Mr. Rui is deputy head of the council of the China Society for Promotion of Industrial Economics Research and Development, and deputy council head of the Shanghai Society of Management Science. Mr. Rui is now independent directorships in a number of PRC listed companies, i.e. Shanghai First Provisions Company Limited, Shanghai Friendship Group Incorporated Company, China Enterprise Company Limited, Shanghai Waigaoqiao Free Trade Zone Development Company Limited and Fiberhome Telecommunication Tech Company Limited in Wuhan. Mr. Rui was appointed as an independent non-executive Director of the Company on 8 April 2006, effective from 20 November 2006.

Mr. Yang Menghua (楊孟華), aged 62, independent non-executive Director. Mr. Yang was once the deputy director of Shanghai Branch of Bank of Communications and a director of Shanghai New Asia (Group) Company Limited from June 1998 to August 2003. He is now the chairman of the supervisory committee of 上海市杉德銀卡信息服務有限公司 (Shanghai Shande Bankcard — Link Information & Service Co., Ltd.) and the chairman of the supervisory committee of Shanghai Smart Service Co., Ltd. Mr. Yang was appointed as an independent non-executive Director of the Company on 8 April 2006, effective from 20 November 2006.

Mr. Tu Qiyu (屠啟宇), aged 36, independent non-executive Director. Dr. Tu is an Assistant President and Research Fellow of Shanghai Academy of Social Sciences with specialties of International Economics and Urban Studies. He has taught Economics in Bard College, New York as Fulbright Professor (2001/2002) and was a visiting scholar at Cambridge University, Harvard University, Fondation Nationale des Sciences Politiques, and Hamburg Institute for Economic Research. Professor Tu's book *Institutional Innovation: the International Political Economy of Monetary Integration* has won the First-Class Prize from Shanghai Social Sciences Foundation in 2000. He is also the co-editor of two books under the topic of urban studies. Dr. Tu has been named as Man of Year 2003 in Economics or Business by Shanghai Youth League. In 2004, he won the First-class Prize for Decision-making Consultation from Shanghai Municipal Government and was awarded with the Excellent Service Prize as Returning Talent from Overseas. Dr. Yu was appointed as an independent non-executive Director of the Company on 19 November 2006, effective from 20 November 2006.

Mr. Shen Chengxiang (沈成相), aged 59, independent non-executive Director. Mr. Shen has obtained a master degree and is a senior economist. He has been actively contributed his efforts to the tourist industry in the PRC. For instance, he is the vice-chairman of 中國旅遊飯店業協會 (China Tourists and Hospitality Association, chairman of 海南省旅游產業協會旅游飯店協會會長 (Hotels Association of Hainan Tourism Industry Association) and general counsel of 中國名酒店組織副理事長 (China Famous Hotel Organisation). He was awarded as the "*Top ten Personnel in the* PRC's Hotel Industry" for the year 2005. Mr. Shen was a general manager of 海南寰島泰得酒店物業管理有限公司 (Hainan Huandao Taide Hotel Asset Management) and a general manager of a hotel in Hainan. He is now the director and chairman of several hotel companies including 海南寰島大酒店有限公司 (Hainan Huandao Hotel Company Limited), 北海富麗華大酒店有限公司 (Beihai Furama Hotel Company Limited) and 北京寰島博雅大酒店有限公司 (Beijing Huandao Boya Hotel Company Limited). He was appointed as an independent non-executive Director of the Company on 19 November 2006, effective from 20 November 2006.

Mr. Lee Chung Bo (李松坡), aged 63, independent non-executive Director. Mr. Lee has attended a number of training programmes held by the international hotel groups. He has acquired ample experience in hotel operation and management by holding various posts in different hotel companies and hotels. He has been a food and beverage manager of the *Peninsular Group*, resident manager of Yangtze New World Hotel, executive vice-president of Gloria International Hotels Ltd. and the vice president in New Asia Hotel Management Company. Mr. Lee was appointed as an independent non-executive Director of the Company on 19 November 2006, effective from 20 November 2006.

## SUPERVISORS

The following table sets out information regarding the supervisory committee.

| Name | Age | Position in the Company |
|---|---|---|
| Mr. Wang Xingze | 51 | Supervisor |
| Mr. Wang Guoxing | 43 | Supervisor |
| Mr. Ma Mingju | 45 | Supervisor |
| Ms. Chen Junjin | 45 | Supervisor |
| Ms. Jiang Ping | 48 | Supervisor |
| Mr. Zhou Qiquan | 55 | Supervisor |

Mr. Wang Xingze (王行澤), aged 51, chairman of the supervisory committee of the Company. Mr. Wang joined the Group in 2003 and he has been a deputy director of the administration office of New Asia Group. He is currently the chairman of the supervisory committee and chairman of Labour Union of Jin Jiang Hotels Development.

Mr. Wang Guoxing (王國興), aged 43, Supervisor. Mr. Wang obtained a masters degree in economics from Shanghai University of Finance and Economies and is a senior accountant. Mr. Wang joined the Group in 1992. He was previously a lecturer of the School of Finance of Shanghai University of Finance and Economics and board secretary of Jin Jiang Hotels Development, board secretary and deputy financial controller of New Asia (Group) Company Limited, deputy financial controller of Jin Jiang International. He is currently secretary-general of the executive committee of the board (vice president) of *Jin Jiang International*, vice chairman of Jin Jiang International Hotel Investment and also a director of Jin Jiang Inn.

Mr. Ma Mingju (馬名駒), aged 45, Supervisor. Mr. Ma holds an MBA degree from the Asia International Open University (Macau) and is a senior accountant. He joined the Group in 2005 and was a manager of the planning and finance division of Jin Jiang International. Mr. Ma currently acts as a vice-president, manager of planning and finance division and general manager of finance business division of Jin Jiang International, a director of Kunlun Hotel, Jin Jiang International Hotel Investment and Jin Jiang Inn, and a director of Jin Jiang International Finance.

Ms. Chen Junjin (陳君瑾), aged 45, Supervisor. Ms. Chen obtained a post-secondary diploma in accounting and finance from 上海旅行遊覽專科學校 Shanghai Tourism College and is an accountant. Ms Chen joined the Group in 1981 and was previously the accountant of finance department of Cypress Hotel; person in charge of finance department of Jin Jiang (Group) Company Limited; deputy finance controller of Jin Jiang Hotel Management. Ms Chen is now the person-in-charge of finance department and the general manager of Jin Jiang Hotels (HK).

Ms Jiang Ping (蔣平), aged 48, Supervisor. Ms. Jiang obtained a degree in executive master in business administration from Northwestern Polytechnic University in the US and is an economist. Ms Jiang joined the Group in 1999 and was a deputy director of general office and manager of business department of Shanghai Lujiazui Finance and Trade Zone Development Company; as well as general manager of Shanghai Luijiazui Investment and Development Company. Ms Jiang now serves as a deputy general manager of Shanghai Luijiazui Finance and Trade Zone Development Company Limited.

Mr. Zhou Qiquan (周啟全), aged 55, Supervisor. Mr. Zhou graduated from Shanghai College of Finance & Economics (now known as Shanghai University of Finance & Economics) with a post-secondary diploma in finance & credit and is an accountant. Mr. Zhou joined the Group in 2003. He was previously the person-in-charge of the finance department of Shanghai Luwan Residential Corporation; and section head, deputy manager of planning and the finance department of Shanghai Minhang United Development Company Limited. Mr. Zhou currently serves as a manager of (上海閔行聯合發展有限公司計劃財務部) planning and finance department of Shanghai Minhang United Development Company Limited.

## JOINT COMPANY SECRETARIES

Mr. Yuen Chin Yau (袁阡佑), aged 41, joint company secretary. He graduated from the University of the State of New York with a bachelor degree in science. He also obtained a MBA degree from the Brunel University. He is currently a fellow of The Chartered Institute of Management Accountants (U.K.), a fellow of the Hong Kong Institute of Certified Public Accountants, a fellow of The Association of Chartered Certified Accountants (U.K.), a fellow of The Institute of Chartered Secretaries and Administrators (U.K.), a fellow of Hong Kong Institute of Chartered Secretaries and a member of Australian Institute of Company Directors and Mr. Yuen was conferred a rose award from the Municipal Government of Shenyang in 1999. Mr Yuen has 15 years of experience in company secretarial procedures, accounting and financial management and worked for Shangri-La and Marriott Groups' hotels in China. Mr. Yuen joined the Group in 2006. Before his appointment, Mr. Yuen was director of finance at the Shanghai Tomorrow Square JW Marriott Hotel and Marriott Executive Apartments.

Mr. Kang Ming (康鳴), joint company secretary. Please refer to his biography under the section headed "Directors" in this section.

## QUALIFIED ACCOUNTANT

Mr. Yuen Chin Yau (袁阡佑), has been appointed as the Company's qualified accountant with effect from April 2006 and works on a full-time basis for the Company. His biographical details are set out above. He is also a joint company secretary.

## SENIOR MANAGEMENT OF THE COMPANY

Mr. Yang Weimin (楊衛民), is an executive Director, chief executive officer and authorized representative of the Company. Please refer to the section headed "Directors" of this section for Mr. Yang's biography.

Mr. Xu Zurong (徐祖榮), is an executive Director and vice president of the Company. Please refer to his biography under the paragraph headed "Directors" in this section.

Mr. Yuan Gongyao (袁公耀), is an executive Director and vice president of the Company. Please refer to his biography under the paragraph headed "Directors" in this section.

Mr. Han Min, (韓敏) *is an executive Director and vice-president of the Company. Please* refer to his biography under the paragraph headed "Directors" in this section.

Mr. Kang Ming (康鳴), is an executive Director and board secretary of the Company and also the joint company secretary. Please refer to his biography under the paragraph headed "Directors" in this section.

Mr. Yuen Chin Yau (袁阡佑), is the qualified accountant and authorised representative of the Company and also the joint company secretary. Please refer to his biography under the section headed "Joint Company Secretaries" in this section.

## MANAGEMENT CONTINUITY

### 1. Core Management Team of the Company

Immediately after the Merger, the Company became a wholly-owned subsidiary of Jin Jiang International. The current businesses of the Group is the combination of the hotel-related businesses of New Asia Group and Jin Jiang International. Before the Merger, the key persons managing the hotel-related businesses of New Asia Group were Mr. Yu Minliang and Mr. Chen Hao and the key persons managing the hotel businesses of Jin Jiang International were Mr. Shen Maoxing, Ms. Chen Wenjun, Mr. Yang Weimin and Mr. Yuan Gongyao. After the Merger, these six individuals have continued to be the key persons who are responsible for the overall management and decision-making process of the Group up to now. All six of them are current Directors and/or senior management of the Company. During the period from 8 August 2003 to 24 May 2005, when the Company did not have any director or senior management, the Company was also managed by these six individuals who were directors and/or senior management of Jin Jiang International during such period, responsible for its *hotel-related businesses. In preparation for the Listing, these six individuals were appointed* as Directors of the Company. These six individuals constitute the core management team of the Company during the Track Record Period and up to now.

We set out below detailed information on how the hotel-related business of the Group were managed by the core management team of the Company during the Track Record Period:

A. ***During the period from 1 January 2003 to 7 August 2003***

(1) *New Asia Group*

New Asia Group had six directors during the period from 1 January 2003 to 7 August 2003. Only Mr. Yu Minliang, who was a Director and General Manger, had over-all responsibility for managing the hotel-related business of New Asia Group.

(2) *Jin Jiang International*

(i) Hotel Investment

Ms. Chen Wenjun was appointed as a Director on 31 August 1999 and then as the Assistant of President of Jin Jiang International on 9 September 1999. During the period from June 2002 to August 2003, she was the General Manger of the asset management branch of Jin Jiang International.

During the period from June 2002 to November 2003, Mr. Yuan Gongyao was the Deputy General Manager of the asset management branch of Jin Jiang International.

The asset management branch of Jin Jiang International was a branch company of Jin Jiang International, which was responsible for the hotel investment business of Jin Jiang International during the period from January 2003 to August 2003. Being a branch company, the asset management branch of Jin Jiang International did not have a board of directors. During this period, the management of such branch company was comprised of three persons, namely, Ms. Chen Wenjun as the General Manager, Mr. Yuan Gongyao as a Deputy General Manger and Mr. Lin Zhikai as a Deputy General Manager. These three persons were therefore responsible for the hotel investment business of Jin Jiang International during the period from January 2003 to August 2003. Out of these three persons, two persons, namely Ms. Chen Wenjun and Mr. Yuan Gongyao are current Directors of the Company. After August 2003, such branch company was de-registered and the realty division of Jin Jiang International (further discussed below) was established to perform its original functions.

(ii) Hotel Management

Mr. Shen Maoxing was the President of Jin Jiang International during the period from 31 August 1999 to 7 August 2003. Mr. Yang Weimin was a Vice President of Jin Jiang International during the period from 7 September 1999 to 7 August 2003. Mr. Shen Maoxing and Mr. Yang Weimin were the only persons at the Jin Jiang International level responsible for the hotel management business of Jin Jiang International.

B. ***During the period from 8 August 2003 to 24 May 2005***

(i) *Directors of Jin Jiang International*

Mr. Yu Minliang joined Jin Jiang International as the Chairman in connection with the Merger in April 2003. He was also the chief executive officer of Jin Jiang International during this period and had overall responsibility for managing the operations.

Mr. Shen Maoxing was appointed as a Vice Chairman and the Chief Operational Officer of Jin Jiang International on 13 June 2003. He was responsible for managing the daily operations.

Ms. Chen Wenjun held the positions of a Director and the Financial Controller of Jin Jiang International during the period from 10 June 2003 to 29 December 2005. She managed and controlled the operation of the financial system.

Jin Jiang International had seven directors during this period. Four of the seven directors were responsible for the management of the hotel-related businesses of Jin Jiang International. Among such four directors, three of them, namely Mr. Yu Minliang (the Chairman of Jin Jiang International), Mr. Shen Maoxing (a Vice Chairman and the Chief Operating Officer of Jin Jiang International) and Ms. Chen Wenjun (the Financial Controller of Jin Jiang International) are present Directors. The three remaining directors of Jin Jiang International were not involved in the hotel-related businesses of Jin Jiang International.

(ii) *Hotel Division and Realty Division*

There are several divisions in Jin Jiang International, of which two are hotel-related, i.e. the realty division and the hotel business division.

The realty division is responsible for managing the property investments of Jin Jiang International. There is one general manager and several deputy general managers in this division. The general manger of the realty division of Jin Jiang International during the period from 8 August 2003 to 24 May 2005 was Ms. Yu Jianmin who was responsible for over-all management of this division. Mr. Yuan Gongyao, who was a deputy general manger in this division during such period, was the only deputy general manager responsible for managing the hotel investments. Mr. Yuan Gongyao is a current Director of the Company.

The hotel division is responsible for the hotel management business of Jin Jiang International through Jin Jiang Hotels Development. There were three members in this division. Mr. Yang Weimin was the general manager. Mr. Chen Hao and Ms. Sun Xiuhua were deputy general managers. Ms. Sun Xiuhua was responsible for training related matters and has resigned in the latter half of year 2005. Only Mr. Yang Weimin and Mr. Chen Hao, both current Directors of the Company, were responsible for the hotel management business of Jin Jiang International through Jin Jiang Hotels Development during the period from 8 August 2003 to 24 May 2005.

C. ***During the period from 25 May 2005 till now***

On 25 May 2005, in preparation for the Listing, Mr. Yu Minliang was appointed as an executive Director and the Chairman of New Asia Group. On 8 April 2006, he became a non-executive Director and remained as the Chairman of the Company. On 20 November 2006, Mr. Yu Minliang was re-designated as an executive Director and remained as the Chairman of the Company.

On 25 May 2005, in preparation for the Listing, Mr. Shen Maoxing was appointed as an executive Director and the Vice Chairman of New Asia Group. On 8 April 2006, as he was also the Vice Chairman of Jin Jiang International and in order to improve the management independence of the Company from Jin Jiang International, it was decided that he would continue to participate in the management of the Company by continuing to focus on key policies and strategic decisions for the Group and that he would not be actively involved in the day-to-day management of the business operations of the Company. Hence, he became a non-executive Director and remained as the Vice Chairman of the Company.

In preparation for the Listing, on 25 May 2005, Ms. Chen Wenjun was appointed as an executive Director of New Asia Group.

In preparation for the Listing, on 25 May 2005, Mr. Yang Weimin was appointed as an executive Director of New Asia Group. On 11 April 2006, he was appointed as the chief executive director of the Company responsible for the over-all management of daily operations.

In preparation for the Listing, on 25 May 2005, Mr. Chen Hao was appointed as an executive Director of New Asia Group. On 21 April 2006, he became the CEO of Jin Jiang Hotels Development.

On 8 June 2005, Mr. Yuan Gongyao became the Financial Controller of the hotel division of Jin Jiang International, responsible for the Reorganisation. In preparation for the Listing, on 8 April 2006, he was appointed as an executive Director of the Company when the Reorganisation was nearly completed.

## 2. Core Management Team of the Principal Subsidiaries

The following table sets out the number of core management team members of the Principal Subsidiaries during the Track Record Period who have management continuity with the Group during the whole Track Record Period. For the purposes of this analysis, a Principal Subsidiary means a subsidiary of the Company where the value of its total assets, profits or revenue in each of the three years ended 31 December 2005 and the six months ended 30 June 2006 represents 10% or more of the Group's total assets, profits or revenue, respectively.

| | Core Management |
|---|---|
| Jin Jiang Hotels Development | 4[(1)] out of 5[(2)] |
| Jin Jiang International Finance | 2[(1)] out of 2[(2)] |

*Notes:*

(1) Core management team members who have fulfilled the management continuity requirement.

(2) Total number of core management team members (both past and current) during the whole Track Record Period.

As shown in the table above, a majority of the core management team members of the two Principal Subsidiaries during the Track Record Period have management continuity with the Group.

## 3. Conclusion

On the basis of the analysis above, the Directors are of the view that the Group, at the level of the management of both the Company and its Principal Subsidiaries, is able to satisfy the requirement of management continuity for the Track Record Period under Rule 8.05(1)(b) of the Listing Rules.

## STAFF

As at 31 October 2006, the Group has a total of about 17,383 full-time employees. The following table shows a breakdown of its employees by major departments.

| **Functions** | **Approximate number of employees** |
|---|---|
| Administration and Management | |
| • *General Manager's office* | 563 |
| • Human Resources | 490 |
| • Accounting | 950 |
| Engineering | 1,067 |
| Sales & Marketing | 467 |
| Hotel Operations | 12,844 |
| Security | 870 |
| Others | 132 |
| **Total Staff Strength** | 17,383 |

## THE GROUP'S RELATIONS WITH STAFF

The Group has not experienced any significant problems with its employees or material disruptions to its operations due to labour disputes, nor has it experienced any difficulties in the recruitment and retention of experienced employees during the Track Record Period. The Directors believe that the Group has a good working relationship with its employees.

## SOCIAL INSURANCE AND HOUSING FUNDS

The Group's employee benefits generally consist of salary and benefits, including pensions and social benefits. With respect to pensions, the Group contributes to a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further obligations for post-retirement benefits beyond the contributions made.

With respect to social security benefits, the Group's employees participate in employee social security plans, namely medical (including maternity), housing, unemployment insurance, and retirement (collectively, "Social Insurance Funds"). These Social Insurance Funds are organized and administered by the Shanghai government authorities. Except for the welfare benefits provided by these Social Insurance Funds, the Group has no other material commitments to employees. The Group is required to contribute to these Social Insurance Funds based on percentages of the total salary of employees.

## AUDIT COMMITTEE

The Company has established the audit committee. The primary duties of the audit committee of the Company include the review of the financial controls, internal control and risk management systems of the Company. Under the Listing Rules, the audit committee of the Company must comprise at least three members with the majority being the independent non-executive Directors. Currently, the Audit Committee of the Company consists of Mr. Xia Dawei, Mr. Yang Menghua and Mr. Sun Dajian, all of them are independent non-executive Directors. The chairman of the audit committee of the Company is Mr. Xia Dawei.

## REMUNERATION COMMITTEE

The Company has established the remuneration committee. The primary duty of the remuneration committee of the Company is the making of recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management of the Company. The remuneration committee of the Company has three members comprising Mr. Chen Hao, Mr. Ji Gang and Mr. Yang Menghua, two of whom are independent non-executive Directors. The chairman of the remuneration committee of the Company is Mr. Chen Hao.

## DIRECTOR'S AND SUPERVISOR'S REMUNERATION

For the three years ended 31 December 2005, the total remuneration of the Directors and Supervisors was RMB1.0 million, Nil and RMB0.5 million, respectively.

## SENIOR MANAGEMENT INCENTIVE SCHEME

Pursuant to a capital contribution agreement dated 29 April 2004, a group of nine individuals, who are directors and/or members of the senior management of Jin Jiang Inn, invested around RMB15.3 million in aggregate as consideration for a 6.0% equity interest in the enlarged registered capital of Jin Jiang Inn (which decreased to 5.775% after completion of the 2006 Capital Contribution Agreement). The price was determined based on the appraised net asset value of Jin Jiang Inn as at 31 July 2003. Pursuant to the 2006 Capital Contribution Agreement dated 3 July 2006, 23 individual directors and/or members of the senior management of Jin Jiang Inn invested around RMB14.0 million in aggregate as consideration for a 3.0% equity interest in the enlarged registered capital of Jin Jiang Inn. The price was determined based on the appraised net asset value of Jin Jiang Inn as at 31 December 2005. The Group believes that the share purchase scheme provided an incentive for better performance of the directors and senior management of Jin Jiang Inn.

On 16 November 2006, the Company, Jin Jiang Hotels Development and the 32 individuals (who invested in Jin Jiang Inn in 2004 and 2006 as described above) entered into the Jin Jiang Inn Shareholders' Agreement to specify their respective rights and obligations in their capacities as shareholders of Jin Jiang Inn. As stipulated in the Jin Jiang Inn Shareholders' Agreement, the directors and/or members of senior management may not transfer their equity interests in Jin Jiang Inn to any third party other than the Company and Jin Jiang Hotels Development, unless such transfer is approved by other shareholders who represent more than 50% of the voting rights of Jin Jiang Inn, and the Company has been granted a right of first refusal over the equity interests held by the above individuals; in addition the above individuals may not pledge their equity interests in Jin Jiang Inn as security in favour of any third party other than the Company and Jin Jiang Hotels Development. Notwithstanding the foregoing, the above restrictions may be released as follows:

(i) on the earlier of (a) the expiry of two consecutive terms of office served by the relevant director or senior management at Jin Jiang Inn after such person acquired his equity interest in Jin Jiang Inn, or (b) five years after such person acquired his equity interest in Jin Jiang Inn, without prejudice to the right of first refusal held by the Company;

(ii) when Jin Jiang Inn is listed on a PRC and/or an overseas stock exchange and the above equity interests held by the relevant person becomes tradable according to the legal requirements of the place of listing; or

(iii) when any strategic investor invests in Jin Jiang Inn, a certain amount, to be determined by the remuneration committee of Jin Jiang Inn in accordance with the relevant resolution passed by the shareholders of Jin Jiang Inn at general meeting, of the shares held by the directors and/or the senior management may be transferred to such strategic investor directly if such director and/or the senior management has received prior approval from the shareholders of Jin Jiang Inn and the Company has agreed to waive its right of first refusal over such shares;

The Company or any third party designated by the Company must buy back the equity interests held individually by the directors and/or senior management of Jin Jiang Inn and such directors and/or senior management must sell their equity interests in Jin Jiang Inn at a price stipulated in the Jin Jiang Inn Shareholders' Agreement in the following specified circumstances:

(i) After the dismissal of the relevant person by Jin Jiang Inn or certain similar events, the relevant person shall transfer his equity interest within 45 days after such event; and

(ii) After the retirement or death of the relevant person or certain similar events, the relevant person shall transfer his equity interest within 45 days after such event.

In the circumstance under (i) above, the consideration receivable by the relevant person shall be calculated by reference to a price determined by the shareholders of Jin Jiang Inn (who include the connected persons who own the shares being transferred, acting as individual shareholders of Jin Jiang Inn or in the capacity of directors or senior management of corporate shareholders of Jin Jiang Inn) at the beginning of the relevant year. Such price shall not be lower than the audited net assets value of Jin Jiang Inn as at the balance sheet date of last financial year. In the circumstances under (ii) above, the relevant person shall transfer his equity interest at the price determined by the shareholders as described above, together with interest accrued on the capital contribution in Jin Jiang Inn made by him at the bank deposit interest rate during the corresponding period. For more detail about the buy back price determination and the pre-emptive rights the directors and/or senior management have been granted under the Jin Jiang Inn Shareholders' Agreement, please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement".

## STAFF COSTS

The staff costs of the Group (including Directors' and Supervisors' emoluments) in each of the three years ended 31 December 2005 amounted to approximately RMB549.6 million, RMB633.0 million and RMB737.6 million, respectively.

## COMPLIANCE ADVISER

The Company has appointed BNP Paribas as its compliance adviser pursuant to Rule 3A.19 of the Listing Rules. Pursuant to Rule 3A.23 of the Listing Rules, the compliance adviser will advise the Company on the following matters:

- the publication of any regulatory announcement, circular or financial report;

- where a transaction, which might be notifiable or connected transaction (as defined under the Listing Rules), is contemplated, including share issues and share repurchases;

- where the Company proposes to use the proceeds of the Global Offering in a manner different from that detailed in this prospectus or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information in this prospectus; and

- where the Stock Exchange makes an inquiry of the Company regarding unusual movements in the price and/ or trading volume of the Shares.

The term of appointment shall commence on the date of Listing and end on the date on which the Company distributes its annual report in respect of its financial results for the first full financial year commencing after the date of Listing.

# SHARE CAPITAL

Assuming the Over-allotment Option is not exercised in part or at all, the Company's share capital immediately following the Global Offering will be as follows:

| | | RMB | Approximate percentage of issued share capital (%) |
|---|---|---|---|
| *Issued and to be issued, fully paid or credited as fully paid upon completion of the Global Offering:* | | | |
| *(Shares)* | | | |
| 3,190,000,000 | Domestic Shares in issue(Note 1) | 3,190,000,000 | 72.50 |
| 110,000,000 | H Shares which will be converted from Domestic Shares and held by SSF(Note 2) | 110,000,000 | 2.50 |
| | H Shares to be issued and/or offered under the Global Offering: | | |
| 990,000,000 | — Initially under the International Placing (subject to reallocation) | 990,000,000 | 22.50 |
| 110,000,000 | — Initially under the Hong Kong Public Offering (subject to reallocation) | 110,000,000 | 2.50 |
| 4,400,000,000 | Total | 4,400,000,000 | 100.00 |

*Notes:*

(1) The 3,190,000,000 Domestic Shares will be held by the Promoters, of which 3,030,500,000 Domestic Shares will be held by Jin Jiang International and 159,500,000 Domestic Shares by Huating Group. Huating Group is wholly-owned by Jin Jiang International.

(2) According to the relevant approval from the SASAC, the 110,000,000 Domestic Shares currently held by the Promoters will be converted into an equal number of H Shares, and will be transferred to SSF for holding upon the completion of the Global Offering. The H Shares to be held by SSF constitute part of the public float of the Company under Rule 8.08 of the Listing Rules.

Assuming the Over-allotment Option is exercised in full, the Company's share capital immediately following the Global Offering will be as follows:

| | | RMB | Approximate percentage of issued share capital (%) |
|---|---|---|---|
| *Issued and to be issued, fully paid or credited as fully paid upon completion of the Global Offering:* | | | |
| *(Shares)* | | | |
| 3,173,500,000 | Domestic Shares in issue(Note 1) | 3,173,500,000 | 69.52 |
| 126,500,000 | H Shares which will be converted from Domestic Shares and held by SSF(Note 2) | 126,500,000 | 2.77 |
| | H Shares to be issued and/or offered under the Global Offering: | | |
| 1,155,000,000 | — Under the International Placing (subject to reallocation) | 1,155,000,000 | 25.30 |
| 110,000,000 | — Under the Hong Kong Public Offering (subject to reallocation) | 110,000,000 | 2.41 |
| 4,565,000,000 | Total | 4,565,000,000 | 100.00 |

*Notes:*

(1) The 3,173,500,000 Domestic Shares will be held by the Promoters, of which 3,014,825,000 Domestic Shares will be held by Jin Jiang International and 158,675,000 Domestic Shares by Huating Group. Huating Group is wholly-owned by Jin Jiang International.

(2) According to the relevant approval from the SASAC, in addition to the 110,000,000 Domestic Shares currently held by the Promoters, an additional 16,500,000 Domestic Shares currently held by the Promoters will be converted into an equal number of H Shares, and will be transferred to SSF for holding upon the exercise of the Over-allotment Option in full. The H Shares to be held by SSF constitute part of the public float of the Company under Rule 8.08 of the Listing Rules.

## RANKING

The Shares referred to in the above tables have been or will be fully paid or credited as fully paid when issued.

Domestic Shares and H Shares are both ordinary shares in the share capital of the Company. However, H Shares are only issued for subscription and trading by legal persons or natural persons in countries or places outside the PRC (including those persons in Taiwan, Hong Kong and the Macau Special Administrative Region of the PRC), while the subscription for and dealings in H Shares have to be made in Hong Kong dollars. Conversely, Domestic Shares are only issued for subscription and trading by legal persons or natural persons in the PRC (excluding those in Taiwan, Hong Kong and the Macau Special Administrative Region of the PRC) or qualified foreign institutional investors approved by CSRC, while the subscription for and dealings in Domestic Shares have to be made in Renminbi. In accordance with the requirement of article 27 of the Special Regulations, the payment of dividends on H Shares has to be made in Hong Kong dollars. Under PRC laws, the payment of dividends on Domestic Shares has to be made in Renminbi.

Save as mentioned above, the notices and financial reports addressed to its shareholders, the resolution of disputes, the method of share registration and transfer for different parts of the register of members, and the appointment of receiving agent (all as provided for in the Articles of Association and summarised in Appendix VII to this prospectus), Domestic Shares rank pari passu with H Shares, in particular in the declaration, payment or distribution of dividends in full made after the date of this prospectus. Nonetheless, the transfer of Domestic Shares (including Domestic Shares held by the Directors, the Supervisors and the staff of the Company, if any) is subject to restrictions imposed by PRC law from time to time. Domestic Shares have not been admitted for listing or dealing in any authorised trading facility such as the Securities Trading Automated Quotation System in the PRC.

## TRANSFER OF THE GROUP'S DOMESTIC SHARES FOR LISTING AND TRADING ON THE OVERSEAS STOCK EXCHANGE

The shareholders of the Company holding Domestic Shares currently do not have any specific plan to convert their Domestic Shares into H Shares. All the existing Domestic Shares are held by the Promoters as promoter shares (as defined in the Company Law). Promoter shares may not be sold within a period of one year from the date of establishment of the Company as a joint stock company with limited liability as stipulated under the applicable PRC laws. In addition, under the applicable PRC laws, the shares issued by the Company prior to the Global Offering may not be sold within a period of one year from the date of Listing. Subject to the approval by the securities supervisory and administrative authorities of the State Council and according to the stipulations by the Articles of Association, the Domestic Shares may be transferred to overseas investors, and such transferred shares may be listed or traded on an overseas stock exchange, provided that the transfer and trading of such transferred shares shall have duly completed by requisite internal approval process and obtained the approval from the relevant PRC regulatory authorities, including the CSRC. The transfer of Domestic Shares to overseas investors does not require consent from the Stock Exchange. The listing of such converted shares on HKSE will also need to obtain the approval of the Stock Exchange. Other than the restrictions discussed above, there is currently no PRC laws or regulations which expressly imposes any restriction on the number of Domestic Shares to be transferred or the period of such transfer or regarding how the transfer price will be determined. Any transfer of the Domestic Shares for listing and trading on the overseas stock exchange in the future shall comply with the rules implemented by the relevant PRC government authorities (including the CSRC) at the time of such transfer. Any listing or trading of the transferred shares on an overseas stock exchange shall also comply with the regulatory procedures, rules and requirements of such stock exchange.

Based on the methodology and procedures for the transfer and conversion of the Group's Domestic Shares into H Shares as disclosed in this section "Transfer of the Group's Domestic Shares for Listing and Trading on the Overseas Stock Exchange", the Group can apply for listing of all or any portion of the Domestic Shares on the Stock Exchange as H Shares in advance of any proposed transfer to ensure that the transfer process can be completed promptly upon notice to the Stock Exchange and delivery of shares for entry on the H Shares register. As any listing of addition shares after the Group's initial listing on the

Stock Exchange is ordinarily considered by the Stock Exchange to be a purely administrative matter, the Stock Exchange does not require such prior application for listing at the time of the Group's initial listing in Hong Kong.

No class shareholder voting is required for the listing and trading of the transferred shares on an overseas stock exchange. Any application for listing of the converted shares on the Stock Exchange after the Group's initial listing is subject to prior notification by way of announcement to inform shareholders and the public of any proposed transfer.

After all the requisite approvals have been obtained, the following procedures will need to be completed: the Group will remove the relevant Domestic Shares from the relevant shareholder records of the Company in the PRC and re-register such shares on its H Shares register maintained in Hong Kong and instruct the Hong Kong share registrar to issue H Share certificates. Registration on the Group's H Shares register will be on the conditions that (a) the Group's H Shares registrar lodges with the Stock Exchange a letter confirming the proper entry of the relevant H Shares on the H Shares register and the due dispatch of H Share certificates and (b) the admission of the H Shares to trade on Stock Exchange will comply with the Listing Rules and the General Rules of CCASS and the CCASS Operational Procedures in force from time to time. Until the relevant Domestic shares are registered on the Group's H Share register, such shares would not be listed as H Shares.

**CONTRIBUTION TO SSF**

According to relevant PRC Government requirements, the Promoters are required to transfer to the SSF such number of Domestic Shares as is equivalent to 10% of the number of the Offer Shares. These Domestic Shares will be converted into H Shares on a one-for-one basis upon the Listing and will be held by SSF immediately thereafter. SSF will hold a total of 110,000,000 H Shares or 126,500,000 H Shares assuming the Over-allotment Option is not exercised at all or is exercised in full, respectively. These H Shares will not constitute any part of the Offer Shares. Neither the Promoters nor the Company will receive any proceeds from the transfer by the Promoters to SSF or any subsequent disposal of such H Shares by SSF.

As advised by the Company's PRC Legal Adviser, Jingtian & Gongcheng, the transfer and conversion of the Domestic Shares to SSF have been approved by the relevant authorities and comply with the relevant requirements.

Pursuant to the requirements of the Company Law, the Shares issued prior to the Global Offering may not be transferred for a period of one year from the Listing Date. However according to the relevant regulations, there are no such transfer restrictions on the transfer of any shares to the SSF.

As at the date of this prospectus, the issued share capital of the Company is beneficially owned as to 95% by Jin Jiang International and as to 5% by Huating Group as follows:

| Name | Number of Domestic Shares | Voting power (%) |
|---|---|---|
| Jin Jiang International | 3,135,000,000 *(Note 1)* | 95.00 |
| Huating Group *(Note 2)* | 165,000,000 *(Note 1)* | 5.00 |

*Note 1:* Out of these Domestic Shares, 110,000,000 Shares have been allocated to SSF for sale pursuant to the approval by SASAC.

*Note 2:* Huating Group is a wholly-owned subsidiary of Jin Jiang International.

Immediately following completion of the Global Offering (but without taking into account H Shares which may be taken up under the Global Offering and assuming the Over-allotment Option is not exercised), the following shareholder will be directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company:

| Name | Number of Domestic Shares | Approximate percentage of voting power (%) |
|---|---|---|
| Jin Jiang International | 3,190,000,000 *(Note A)* | 72.5 |

*Note A:* This includes the 159,500,000 Domestic Shares held by Huating Group, which is a wholly-owned subsidiary of Jin Jiang International.

If the Over-allotment Option is exercised in full, Jin Jiang International will directly or indirectly own approximately 69.52% of the Company's outstanding Shares.

Jin Jiang International has undertaken to each of the Stock Exchange and the Company that, except pursuant to the Global Offering or the Over-allotment Option:

(a) during the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in this prospectus and ending on the date which is six months from the date on which dealings in the H Shares first commence on the Stock Exchange, it shall not, and shall procure that the relevant registered holder(s) shall not, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Domestic Shares in respect of which it is shown by this prospectus to be the beneficial owner; and

(b) within the six months commencing on the date on which the period referred to in paragraph (a) above expires, it shall not, and shall procure that the relevant registered holder(s) shall not, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of its Domestic Shares referred to in paragraph (a) above if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, Jin Jiang International would cease to be a Controlling Shareholder of the Company.

Jin Jiang International has also undertaken to each of the Stock Exchange and the Company that within the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in this prospectus and ending on the date which is 12 months from the date on which dealings in the H Shares first commence on the Stock Exchange, it shall:

(1) when it pledges or charges any securities in the Company beneficially owned by it in favour of an authorised institution pursuant to Note(2) to Rule 10.07(2) of the Listing Rules, immediately inform the Company in writing of such pledge or charge together with the number of the securities so pledged or charged; and

(2) when it receives indications, whether verbal or written, from the pledgee or chargee that any of the pledged or charged securities in the Company beneficially owned by it will be disposed of, immediately inform the Company in writing of such indications.

The Company will inform the Stock Exchange as soon as it has been informed of the matters referred to in (1) and (2) above by Jin Jiang International and disclose such matters by way of a press announcement.

Apart from the above undertakings, Jin Jiang International is also subject to a restriction under the Company Law from disposing any of the Domestic Shares within the Prohibited Period. As such, Jin Jiang International will only be able to dispose of or transfer its Domestic Shares after the expiry of the Prohibited Period.

As at the Latest Practicable Date, so far as the Directors, Supervisors or chief executive(s) are aware, each of the following persons, not being a Director, Supervisor or chief executive of the Company or any other member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

| Name of subsidiary | Name of shareholder | Percentage of shareholding |
|---|---|---|
| 上海錦花旅館有限公司 (Shanghai Jinhua Hotel Co., Ltd.) | 上海花木經濟發展總公司 (Shanghai Huamu Economic Development Company Limited) | 20% |
| 揚州錦揚旅館有限公司 (Yangzhou Jinyang Hotel Co., Ltd.) | 揚州市雙橋鄉農工商總公司 (Yangzhou Shuangqiao Town NGS Co., Ltd.) | 25% |
| 上海錦海旅館有限公司 (Shanghai Jinhai Hotel Co., Ltd.) | 閔行區商業建設公司 (Minhang Commercial Construction Co., Ltd.) | 30% |
| 蘇州新區錦獅旅館有限公司 (Suzhou New Area Jinshi Hotel Co., Ltd.) | 蘇州新區獅山農工商總公司 (Suzhou Shishan Industry & Commercial Co., Ltd.) | 40% |

# SUBSTANTIAL SHAREHOLDER

| Name of subsidiary | Name of shareholder | Percentage of shareholding |
|---|---|---|
| 南京錦綉旅館有限公司 (Nanjing Jinxiu Hotel Co., Ltd.) | 上海浦東新區合慶綉品服裝(集團)有限公司 (Shanghai Pudong Heqing Embroidery Clothing (Group) Co., Ltd.) | 40% |
| 上海新苑賓館 (Shanghai New Garden Hotel) | 上海鑫達實業總公司 (Shanghai Xinda Industrial Co., Ltd.) | 43% |
| 上海海侖賓館有限公司 (Sofitel Hyland Shanghai) | 上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.) | 33.33% |
| 上海建國賓館 (Jian Guo Hotel) | 上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.) | 35% |
| 上海錦江飯店發展有限公司 (Shanghai Jin Jiang Hotels Development Co., Ltd.) | 上海錦江飯店實業有限公司 (Shanghai Jin Jiang Hotel Industries Company Limited) | 10% |
| 北京錦江北方物業管理有限公司 (Beijing Jin Jiang Northern Property Management Company Limited) | 北京市崑崙經貿公司 (Beijing Kun Lun Economy & Trade Company Limited) | 20% |
| 澳大利亞新亞大包快餐(連鎖)有限公司 (New Asia Chains of Snack (Australia) PTY. Ltd.) | 英華進出口有限公司 (Ying Hua Import & Export Pty Limited) | 45% |
| 上海錦江同樂餐飲管理有限公司 (Shanghai Jin Jiang Tung Lok Catering Management Inc.) | 新加坡同樂(中國)控股有限公司 (Tung Lok (China) Holdings Pte. Ltd) | 49% |
| 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited) | 上海綠地商業(集團)有限公司 (Shanghai Greenland Business Group Co., Ltd.) | 45% |

Save as disclosed above and so far as the Directors, Supervisors or chief executive(s) are aware, as at the Latest Practicable Date, no other person, not being a Director, Supervisor or chief executive of the Company, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

*The following discussion should be read in conjunction with the Group's historical consolidated financial statements together with the accompanying notes. See Accountants' Report in Appendix I. The audited consolidated financial statements of the Group were prepared in accordance with HKFRS. The following discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include, without limitation, those discussed in the section headed "Risk Factors" and elsewhere in this prospectus.*

## OVERVIEW

The Company, formerly known as New Asia (Group), was incorporated as a wholly state-owned investment holding company with limited liability on 16 June 1995 and was engaged until recently in hotel investment and management, food, taxi, travel agency and other businesses. In 2003, pursuant to the Reorganisation, the state-owned interest in the Company was allocated to Jin Jiang International, also a state-owned enterprise, as a result of which the Company became a subsidiary of Jin Jiang International. In preparation for the Global Offering, during 2005 and 2006, the Group acquired certain hotel-related businesses from, and disposed of some non-hotel related businesses to, Jin Jiang International. Pursuant to relevant government approvals, most of the acquisitions and disposals made by the Group during 2005 and 2006 as a continuing part of the Reorganisation consisted of allocations of equity interests in subsidiaries, jointly controlled entities and associated companies, without consideration, between the Group and Jin Jiang International. Certain of the acquisitions, including a 1% equity interest in Peace Hotel, which the Group acquired from Jin Jiang International and for which the Group paid its net asset value were made for consideration. In September 2005, a 5% equity interest in the Group held by Jin Jiang International was allocated to the Huating Group and, in January 2006, the Company was converted into a joint stock company with limited liability. For a further description of the Group's corporate history and Reorganisation, please refer to the section headed "History and Development".

Since the Reorganisation prior to the Listing, the Group has been principally engaged in star-rated hotel operation and management, budget hotel operation and franchising, restaurant operations and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. As at 31 October 2006, the total number of hotels in operation and under development, including (i) hotels in which the Group held Hotel Interests and which were managed by the Group, (ii) hotels in which the Group held Hotel Interests but which were managed by third parties, (iii) hotels owned by third parties and managed, or where management contracts had been secured, by the Group and (iv) hotels owned by third parties and granted franchises to by the Group, amounted to 263 with approximately 51,588 Total Rooms altogether. These hotels were spread over 73 cities in 24 provinces and autonomous regions and four municipalities directly under the PRC central government in the PRC as at 31 October 2006. Please refer to the section headed "Business — Business Overview".

The Group divides its continuing business into five segments:

| Segment | Principal Business |
|---|---|
| Star-rated Hotel Operation | Ownership and operation of Landmark Hotels, Luxury Hotels and Commercial Hotels (including hotels which the Group owns but which are managed by third parties) |
| Jin Jiang Inn Budget Hotels | Ownership of and management of Jin Jiang Inn Budget Hotels and franchising of budget hotels owned by other parties |
| Star-rated Hotel Management | Provision of hotel management services to star-rated hotels owned by the Group or other parties |
| Restaurants | Ownership and operation of fast food restaurants and, beginning in June 2006, up-scale restaurants, and related investment in fast food restaurants |
| Others | Intra-group financial services, training and education and moon cake production business |

The non-hotel related businesses disposed by the Group pursuant to the Reorganisation included a food group primarily engaging in processing and distribution of livestock, poultry, and egg products, taxi service and travel agency businesses, which are accounted for as discontinued operations.

For the year ended 31 December 2005, the Group generated 81.4% of its turnover from Star-rated Hotel Operation, 11.9% of its turnover from Jin Jiang Inn Budget Hotels, 1.3% of its turnover from Star-rated Hotel Management, 3.2% of its turnover from Restaurants and 2.2% of its turnover from Others. For the six months ended 30 June 2006, the Group generated 81.0% of its turnover from Star-rated Hotel Operation, 14.0% of its turnover from Jin Jiang Inn Budget Hotels, 1.3% of its turnover from Star-rated Hotel Management, 3.1% of its turnover from Restaurants and 0.6% of its turnover from Others. In the future, the Group expects the proportion of its turnover attributable to its Jin Jiang Inn Budget Hotels segment to increase in light of the rapid business expansion of Jin Jiang Inn Budget Hotels.

For the three years ended 31 December 2005 and the six months ended 30 June 2006, the Group's turnover was RMB1,615.0 million, RMB2,373.0 million, RMB2,807.7 million and RMB1,450.6 million, respectively, while the Group had a loss for the year of RMB53.4 million in 2003 and a profit for the year/period of RMB255.0 million, RMB414.2 million and RMB215.2 million in 2004, 2005 and the six months ended 30 June 2006, respectively.

## BASIS OF PRESENTATION

Pursuant to the Reorganisation, the Group (i) acquired equity interests in certain subsidiaries, jointly controlled entities and associates, which are engaged in the hotel-related businesses, from Jin Jiang International and its other subsidiaries (other than the Group); (ii) acquired a 8.07% equity interest in Jin Jiang Hotels Development from other state-owned companies under the control of Shanghai SASAC; and (iii) transferred its equity interests in certain subsidiaries, a jointly controlled entity and certain associates, which are engaged in the non-hotel related businesses, to Jin Jiang International.

The Group's acquisition of equity interests in subsidiaries from Jin Jiang International and its other subsidiaries (other than the Group) and the acquisition of a 8.07% equity interest in Jin Jiang Hotels Development from other state-owned companies under the control of Shanghai SASAC are regarded as common control combinations and accounted for using the principles of merger accounting in accordance with the Accounting Guideline No. 5 "Merger Accounting for Common Control Combination" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). Financial statement items of these acquired subsidiaries and Jin Jiang Hotels Development are included in the financial information of the Group for the three years ended 31 December 2005 and the six months ended 30 June 2006 as if the combinations had occurred from the date when these companies first came under the control of Shanghai SASAC.

The financial information of the Group for the three years ended 31 December 2005 and the six months ended 30 June 2006 includes the financial positions, results and cash flows of the subsidiaries of the Group transferred to Jin Jiang International up to their respective dates of transfer, because they constituted an integral part of the Group's business and were not managed separately from the hotel-related businesses before the transfer. The non-hotel related businesses operated by these companies were accounted for as discontinued operations and were reflected as distributions to the equity holders of the Company on the effective dates of transfers.

The acquisition of equity interests in jointly controlled entities and associates from Jin Jiang International and its other subsidiaries (other than the Group) are accounted for under the purchase method of accounting. The transfer of equity interests in a jointly controlled entity and certain associates to Jin Jiang International were accounted for as distributions to the equity holders of the Company on the effective dates of transfer.

For more details, please refer to note 2 in the Accountants' Report included as Appendix I to this prospectus.

## RECENT DEVELOPMENTS

Subsequent to 30 June 2006 (being the date to which the Group's latest consolidated financial results were prepared, as set out in the Accountants' Report in Appendix I), the Group no longer exercises the joint control it previously exercised, together with Grand Regent China Limited, over New Asia Café de Coral, because it gave up one of its seats on the board of directors of that entity. As a result, New Asia Café de Coral ceased to be a proportionately consolidated jointly controlled entity of the Group.

Pursuant to the 2006 Capital Contribution Agreement dated 3 July 2006, the Group's equity interests in Jin Jiang Inn decreased from 74% to 71.225% on 19 September 2006.

The Group acquired a 40% equity interest in Jiangsu Nanjing Hotel in September 2006, as a result of which it became an associated company of the Group.

Please refer to Note 42 of the Accountants' Report in Appendix I for details for other events affecting the Group which occurred after 30 June 2006.

## FUTURE DEVELOPMENTS IN ACCOUNTING STANDARDS

As permitted by Hong Kong Accounting Standard 31 "Interests in Joint Ventures" ("HKAS 31") issued by the HKICPA, the Group's interests in jointly controlled entities are accounted for using proportionate consolidation. The Group combines its share of each of the jointly controlled entities' income and expenses, assets and liabilities and cash flows on a line-by-line basis with corresponding items in the Group's financial statements.

Under HKAS 31, equity accounting is permitted as an alternative to proportionate consolidation to account for the interests in jointly controlled entities. The Directors note that the International Accounting Standards Board ("IASB") has initiated a short-term convergence project to amend International Accounting Standard 31 "Interests in Joint Ventures" ("IAS 31") in order to remove the main difference between US GAAP and IAS 31. As a result, the existing option of proportionate consolidation will be removed and interests in jointly controlled entities shall be accounted for using the equity method in the future. However, revisions to IAS 31 have not yet been validated and issued by IASB.

If this proposed revision to IAS 31 is formally adopted by IASB and the HKICPA makes conforming revisions to HKAS 31, proportionate consolidation of the jointly controlled entities will be disallowed. As a result, the results of jointly controlled entities of the Group in future periods would be accounted for under the equity method. The Directors do not believe that this potential change in accounting policies will have a material adverse effect on the profit and loss or total equity position of the Group.

## FACTORS AFFECTING RESULTS OF OPERATIONS

Changes in the Group's turnover are most easily explained by three performance indicators that are commonly used in the hospitality industry:

- Occupancy Rate;
- average daily rate, or ADR; and
- revenue per available room, or RevPAR.

The Group's revenue is derived from the operations of its continuing businesses. For the year ended 31 December 2005, 81.4% of the Group's turnover was generated from Star-rated Hotel Operation. Turnover from Star-rated Hotel Operation primarily consists of:

- *Accommodation revenue.* Occupancy Rate and ADR are the major drivers of accommodation revenue.
- *Food and beverage sales.* Most of the Group's food and beverage revenue is driven by the Occupancy Rate of its hotels and the popularity of its bars and restaurants with customers.
- *Rental revenue.* The rental of space at the Group's hotels to parties outside the Group for retail and other uses.

- *Ancillary services*. Turnover from ancillary services such as business center service, retail store operations, telephone, laundry service, broadband, entertainment and other guest services, which are principally driven by the Occupancy Rate.

The Group's results of operations and the period-to-period comparability of its financial results are affected by a number of factors and uncertainties, including:

**Economic Conditions in the PRC and Shanghai**

The performance of the PRC hotel industry has traditionally been closely linked to the performance of the overall PRC economy, specifically the overall economic growth and the resulting consumer demand for hotel accommodation. As more than 80% of the star-rated hotels in operation in which the Group held Hotel Interests were located in Shanghai as at 31 October 2006, the Group's results of operation are also heavily dependant on local economic conditions in Shanghai. An economic downturn in the PRC or in Shanghai would have an adverse impact on the Group's results of operations, whereas continued strong economic growth will likely have a positive impact.

**International Business Travellers and Tourists**

The Occupancy Rate, ADR and revenue of the Group's star-rated hotels have been directly and positively affected by the relatively high levels of international business and leisure travel recently, which has in turn been driven by increasing international business activities, conferences, events and the development of the tourism industry in the PRC. In 2005, a significant portion of the customers of the Group's star-rated hotels were international business travellers and tourists. The Group's results of operations will continue to depend to a substantial degree on demand from international business and tourist travellers.

**Supply of Hotel Rooms**

The hotel market in the PRC is highly competitive. Occupancy Rate, ADR and RevPAR are all affected by the supply of hotel rooms in the market. High demand for rooms may encourage new market entrants and increases in capacity. Historically the major local markets, such as Shanghai and Beijing, have experienced cyclical overgrowth in hotel room supply. In recent years, strong market demand has meant that the resulting oversupply has not been a problem for hotel operators such as the Group, but a rapid increase in hotel rooms, if it eventually outpaces the increase in demand, could decrease Occupancy Rate, ADR and RevPAR, which in turn would have an adverse impact on the Group's results of operations.

**Acquisition of New Hotel Assets**

Increases in the Group's turnover during the Track Record Period were driven in part by its business expansion pursuant to the Reorganisation. An important part of the Group's growth strategy will continue to be the acquisition of existing hotels and the development of new hotel projects, some of which may be located in markets outside the PRC. The Group believes that its results of operations will depend on its ability to successfully identify and complete appropriate hotel development and acquisition opportunities.

### Competition in the Budget Hotel Market

The Group has a strong presence in the budget hotel market in the PRC and expects to continue to focus on this business. The Group believes that current market trends in the PRC are favorable to budget hotels, and the Group expects to benefit from these trends as it continues to expand its budget hotel business. Conversely, competition has intensified in recent years as more domestic and international operators have entered the budget hotel market. The Group's future results of operations will depend on its ability to effectively compete with these new and existing competitors.

### Renovation Costs

Hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including the replacement, from time to time, of furniture, fixtures and equipment. The Group currently plans to refurbish some of its Landmark Hotels to enhance their appeal to customers. All or a portion of these hotels may be closed to customers when renovations and other capital improvements are made. As a result of these closures and the costs associated with such renovations and capital improvements, the Group's Occupancy Rate and ADR may be adversely affected, which may reduce its cash flows and revenues. The Group believes, however, that such renovations and capital improvements will ultimately improve the competitiveness and profitability of its hotels.

### Outbreaks of Epidemics

The hotel industry is highly susceptible to outbreaks of epidemics. The SARS outbreak in 2003 caused a significant decrease in the Occupancy Rate and ADR of hotels in the PRC due to disruptions in business and leisure travel patterns. The outbreak of a SARS, or bird flu epidemic, or that of another contagious disease, would have an adverse impact on the Group's results of operations.

### Business Expansion of Star-rated Hotel Management

The Group intends to expand its Star-rated Hotel Management business through a major subsidiary of the Group, Jin Jiang Hotels Development. The Group expects to increase the number of management contracts with third parties to derive more revenue from this business segment. Competition in the hotel management, especially in Shanghai and Beijing, has intensified in recent years with more internationally well-known hotel management companies now active in the PRC hotel market. The Group has explored and will continue to explore potential markets in other PRC cities in order to effectively compete with such international firms. The business expansion of the Group's Star-rated Hotel Management business will depend on various factors, including whether the Group is successful in implementing its business strategy and securing additional management contracts.

## CRITICAL ACCOUNTING POLICIES

The Group's consolidated financial statements included in this prospectus have been prepared in accordance with HKFRS. The results of operations and financial condition of the Group are sensitive to accounting policies, assumptions and estimates that underlie the preparation of the Group's consolidated financial statements. Critical accounting policies are the accounting policies that are the most important to the portrayal and understanding of the Group's financial condition and/or results of operations and require its management's most difficult, subjective or complex judgments, often as a result of the need to make estimates that are particularly sensitive because of their significance to its financial statements and because of the possibility that future events affecting the estimates may differ significantly from management's current judgments.

**Critical accounting estimates and assumptions**

The Group bases its estimates on historical experience and assumptions, which the Group believes to be reasonable under the circumstances. Actual results may differ from these estimates. The Group's management believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements and could potentially impact the Group's financial results and future financial performance.

*Useful lives of property, plant and equipment*

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment, including its hotels. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions but they could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. The Group's management will increase the depreciation charge of assets where the useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

*Deferred tax assets*

The Group's management determines deferred tax using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group's management determines the deferred tax assets based on the enacted or substantially enacted tax rates and laws and best knowledge of profit projections of the Group for the coming years during which the deferred tax assets are expected to be utilised. The Group's management will revise the assumptions and profit projections by the balance sheet date.

*Impairment of property, plant and equipment*

The Group's management assesses at each balance sheet date whether any of the Group's property, plant and equipment, including its hotel properties, have any indication of impairment, in accordance with the applicable accounting policies. When the carrying amount of such asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss is recognised in the income statement. The recoverable amount is the higher of an asset's value in use and fair value less costs to sell, which is estimated based on the best information available. This amount should reflect (i) the amount that is obtainable at each balance sheet date from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal, or (ii) cash to be generated from continuously using the assets.

*Impairment of trade and other receivables*

The Group's trade and other receivables consist primarily of credit granted to certain corporate customers and travel agencies, amounts due from related parties and prepayments and deposits. The Group's management estimates the provision of impairment of trade and other receivables by assessing their recoverability. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible and require the use of estimates. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and the impairment charge in the period in which such estimate has been changed.

**Critical judgments in applying the Group's accounting policies**

(i) *Leasehold improvements on leased premises*

The Group operates certain hotels on leased premises in the PRC and incurs construction or renovation expenditures for these hotels. Some landlords named in the corresponding lease agreements for some Jin Jiang Inn Budget Hotels have informed the Group that they are unable to produce proper building ownership certificates or to provide valid lease permits or other necessary permissions. However, in the event that any government authority or third party disputes the validity of the landlord's legal title to the leased properties, (i) the Group's PRC legal adviser has advised that for the leasehold improvements the Group has made on the land in question, the Group may choose to claim against the landlord who would be obligated to compensate the Group for the fair value of such leasehold improvements; and (ii) in accordance with the Deed of Indemnity, Jin Jiang International will indemnify the Group for any loss suffered by the Group as a result of eviction. Based on the Group's past experiences and understanding of the industry and business operations in the PRC, the Directors are of the view that such ownership certificate and/or lease permit problem is unlikely to cause the interruption or termination of these leases; even in an event of eviction, considering the indemnification available to the Group, the losses, if any, should not have a material effect on the carrying values of the relevant leasehold improvements, which amounted to approximately nil, RMB88.7 million, RMB121.2 million and RMB136.2 million as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively. Accordingly, no impairment for such leasehold improvements is considered to be necessary by the Directors of the Company according to the Group's accounting policies. See "Risk Factors — Risks relating to the Group — Some of the landlords lack relevant title certificates for properties leased to the Group, which may materially and adversely affect the Group's right to use such properties."

(ii) *Fair value of available-for-sale financial assets*

The fair value of available-for-sale financial assets that are not traded in an active market can be determined by using different valuation methods. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on existing market conditions at each balance sheet date. When the fair value cannot be reliably measured, such available-for-sale financial assets are measured at cost and assessed as to whether there is an objective indication of impairment at each balance sheet date.

## SELECTED INCOME STATEMENT LINE ITEMS

### Turnover

The Group generates turnover primarily from accommodation revenue and the sale of food and beverages at its star-rated and budget hotels. Other sources of revenue from hotel-related businesses include the provision of ancillary services to hotel customers, such as business center fees, laundry fees and telephone charges, the rental of space at its hotels to third parties for retail and other uses, the sale of hotel consumables and other supplies, such as linen and bath products, to hotels managed by the Group, and the provision of hotel management services.

The Group owns several jointly controlled entities engaging in hotel operations, including Shanghai Hua Ting Hotel and Towers Company Limited, Beijing Kunlun Hotel Company, Shanghai Jin Jiang Tomson Hotel Company Limited, Jian Guo Hotel, Sofitel Hyland Shanghai and Shanghai New Garden Hotel. The Group also owns a 50.0% interest in a jointly *controlled company, New Asia Café de Coral, with Grand Regent China Limited*. New Asia Café de Coral owns two brands of quick service chain restaurants, Café de Coral and New Asia Snack, in the PRC, although almost all the quick service restaurants currently operated by New Asia Café de Coral are comprised of New Asia Snack restaurants. The Group proportionately consolidates the income from its jointly controlled operations in its results of operations. Subsequent to 30 June 2006, however, the Group no longer exercises joint control over New Asia Café de Coral, and in the future, New Asia Café de Coral will be accounted for as an associated company of the Group.

The Group recognizes revenue from its services when the services are rendered, and from the sale of goods when the Group has delivered the products to the customer, the customer has accepted the products and the collectibility of the related receivables is reasonably assured.

Unless indicated otherwise, turnover attributable to the five segments of the Group's continuing business represents total gross segment sales less intra-group sales.

### Cost of Sales

The Group's cost of sales primarily consists of depreciation, staff costs for hotel operations and support personnel, food and beverage costs, utilities (including electricity, water, diesel oil and gas) costs and business tax. Business tax rates applicable to the Group are 5%, assessable against the service income and 20%, assessable against certain entertainment services.

### Gross profit

Gross profit represents turnover less cost of sales.

### Other Income

The Group's other income primarily consists of dividend income, gain on disposal of land use rights, subsidy income and interest income. In 2003 and 2004, the Group also recorded a gain of RMB56.1 million on disposal of a hotel, Hua Shan Hotel, and RMB15.7 million on disposal of its investment in an associate, Li Jing Plaza, respectively.

### Selling and marketing expenses

The Group's selling and marketing expenses primarily consist of staff costs for selling and marketing personnel, advertising and promotion costs and commissions paid to travel agencies.

### Administrative expenses

The Group's administrative expenses primarily consist of staff costs for administrative personnel, amortization, depreciation of fixed assets, management fees paid to third party hotel management companies and administration charges.

### Other expenses

The Group's other expenses primarily consist of bank charges and loss on disposal of property, plant and equipment.

### Operating profit

The Group's operating profit represents gross profit plus other income, less selling and marketing expenses, administrative expenses and other expenses. The operating profit for each of the five segments represents gross segment sales (without elimination of intra-group sales), less segment cost of sales, segment selling and marketing expenses, segment administrative expenses and other expenses.

### Finance costs

The Group's finance costs primarily consist of interest expense on bank borrowings and other borrowings. Other borrowings in 2004 represented the borrowings from Jin Jiang International.

### Share of results of associates

The Group records the results of its associates in proportion to its equity interests in those associates under the equity method of accounting. Major associates of the Group are Chengdu Jinhe Real Estate Co. Ltd, Wuxi Jin Jiang Grand Hotel, The Yangtze Hotel Ltd, Shanghai KFC, Shanghai New Asia Fulihua Catering Co., Ltd, Shanghai Yoshinoya Company Limited, and Jin Jiang Moc Wedding Produce Inc.

### Income tax expense

In accordance with the PRC tax law, the Group is generally subject to a 33% corporate income tax rate. Jin Jiang Hotels Development, Jin Jiang International Hotel Investment, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited (operating company of Intercontinental Pudong, in which Jin Jiang Hotels Development owns a 50% equity interest) each pay a preferential rate of 15% because of their locations in the Pudong New Area in Shanghai. In 2005, Jin Jiang Hotel Management, New Asia Café de Coral and the Company were approved to pay a preferential rate of 15% effective on 2 August 2004, 1 January 2004 and 1 January 2006, respectively, due to their tax re-registrations in the Pudong New Area in Shanghai.

The subsidiary of the Group in Hong Kong, Jin Jiang Hotels (HK), is subject to a 17.5% tax rate on its estimated assessable profits.

Please see "Risk Factors — Risks Relating to the Group — If the preferential corporate income tax rates enjoyed by the Company and other entities within the Group are modified or terminated, the Group's results of operations will be affected."

While the above tax rates are applied to each legal entity of the Group accordingly, the effective tax rate is calculated on a consolidated basis, representing income tax expenses as a percentage of profit before income tax.

**Loss from discontinued operations**

Discontinued operations represent certain non-hotel related businesses, mainly comprised of processing and distribution of livestock, poultry and egg products, taxi service and travel agency businesses, which were transferred to Jin Jiang International pursuant to the Reorganisation during the Track Record Period. Revenues from these businesses were RMB1,709.3 million in 2003 and RMB1,262.4 million in 2004.

**Minority Interests**

Minority interests represent the interests of outside shareholders in the results of operations and net assets of the Group's non-wholly owned subsidiaries. Minority interests of the Group mainly represent a 49.95% equity interest in Jin Jiang Hotels Development held by minority shareholders.

## CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth the selected historical consolidated financial data for the Group for the three years ended 31 December 2005 and the six months ended 30 June 2005 and 2006.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| **Continuing operations:** | | | | | |
| Turnover | 1,614,994 | 2,372,992 | 2,807,670 | 1,322,504 | 1,450,585 |
| Cost of sales | (1,159,627) | (1,462,075) | (1,730,194) | (780,701) | (901,274) |
| Gross profit | 455,367 | 910,917 | 1,077,476 | 541,803 | 549,311 |
| Other income | 104,385 | 62,576 | 64,226 | 31,480 | 38,991 |
| Selling and marketing expenses | (108,606) | (121,837) | (130,484) | (61,734) | (69,910) |
| Administrative expenses | (363,213) | (383,162) | (413,695) | (186,802) | (204,597) |
| Other expenses | (41,886) | (29,440) | (34,144) | (12,645) | (15,185) |
| Operating profit | 46,047 | 439,054 | 563,379 | 312,102 | 298,610 |
| Finance costs | (58,256) | (34,333) | (37,228) | (11,254) | (38,135) |
| Share of results of associates | 53,329 | 65,435 | 56,333 | 24,006 | 37,041 |
| Profit before income tax | 41,120 | 470,156 | 582,484 | 324,854 | 297,516 |
| Income tax expense | (8,847) | (121,190) | (168,330) | (93,414) | (82,295) |
| Profit for the year/period from continuing operations | 32,273 | 348,966 | 414,154 | 231,440 | 215,221 |
| **Discontinued operations:** | | | | | |
| Loss for the year/period from discontinued operations | (85,700) | (94,013) | — | — | — |
| (Loss)/profit for the year/period | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| Attributable to: | | | | | |
| Equity holders of the Company | (76,967) | 179,107 | 312,836 | 182,518 | 159,605 |
| Minority interests | 23,540 | 75,846 | 101,318 | 48,922 | 55,616 |
| | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| Dividends | — | — | 146,140 | — | 26,472 |
| Basic and diluted earnings per share for profit from continuing operations attributable to equity holders of the Company for the year/period (in RMB cents) *(Note 1)* | 0.18 | 8.25 | 9.48 | 5.53 | 4.84 |
| Basic and diluted losses per share for loss from discontinued operations attributable to equity holders of the Company for the year/period (in RMB cents) *(Note 1)* | (2.51) | (2.82) | — | — | — |

*Note 1:* Basic and diluted earnings/(loss) per share for profit/(loss) from continuing operations and discontinued operations for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 have been computed by dividing the profit/(loss) for the year/period attributable to the equity holders of the Company by 3,300,000,000 ordinary shares issued and outstanding as at 11 January 2006 upon conversion of the Company into a joint stock limited company, as if such shares had been outstanding for all periods presented.

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

## Six months ended 30 June 2006 compared to six months ended 30 June 2005

*Turnover*

The table below sets out the turnover and the percentage of the Group's total turnover attributable to its business segments for the six months ended 30 June 2005 and 2006.

| | Six months ended 30 June | | | |
|---|---|---|---|---|
| | 2005 | | 2006 | |
| | *(RMB in millions) (unaudited)* | *Percentage of Turnover* | *(RMB in millions)* | *Percentage of Turnover* |
| Star-rated Hotel Operation | 1,081.4 | 81.8% | 1,175.0 | 81.0% |
| Jin Jiang Inn Budget Hotels | 154.3 | 11.7% | 202.8 | 14.0% |
| Star-rated Hotel Management | 20.8 | 1.6% | 19.1 | 1.3% |
| Restaurants | 43.0 | 3.2% | 44.9 | 3.1% |
| Others | 23.0 | 1.7% | 8.8 | 0.6% |
| Total | 1,322.5 | 100.0% | 1,450.6 | 100.0% |

The Group's turnover increased by RMB128.1 million, or 9.7%, from RMB1,322.5 million for the six months ended 30 June 2005 to RMB1,450.6 million for the six months ended 30 June 2006, an increase principally driven by the revenue growth in the Star-rated Hotel Operation and Jin Jiang Inn Budget Hotels segments.

Turnover from Star-rated Hotel Operation increased by RMB93.5 million, or 8.6%, from RMB1,081.4 million for the six months ended 30 June 2005 to RMB1,175.0 million for the six months ended 30 June 2006, primarily due to an increase in accommodation revenue and food and beverage sales of RMB52.7 million and RMB38.4 million, respectively, over the same period.

The increase in accommodation revenue resulted mainly from:

- the allocation on 31 March 2005 pursuant to the *Reorganisation* of a 50% equity interest in Hua Ting Hotel and Towers to the Group, which contributed 810 rooms to the Group's total number of hotel rooms and which contributed RMB34.5 million in accommodation revenue in the first half 2006, compared to RMB20.7 million over the same period in 2005;

- the allocation on 31 March 2005 pursuant to the *Reorganisation* of a 35% equity interest in Kunlun Hotel to the Group and the acquisition of an additional 12.5% equity interest in Kunlun Hotel by the Group at the end of April 2006, which contributed 690 rooms to the Group's total number of hotel rooms and which contributed RMB38.6 million in accommodation revenue in the first half of 2006, compared to RMB13.9 million over the same period in 2005;

- the acquisition of a 57% equity interest in New Garden Hotel on 31 March 2006, which contributed 317 rooms to the Group's total number of hotel rooms and which contributed RMB3.9 million in accommodation revenue in the first half of 2006; and

- an increase of RMB19.5 million in accommodation revenue contributed by Jin Jiang Hotel, which renovated its south building from February 2004 to June 2005 and fully reopened in August 2005 with 94 additional hotel rooms.

Such increases in turnover were partially offset by a decrease of RMB10.4 million in accommodation revenue attributable to Jin Jiang Tower, mainly due to a decrease in its Occupancy Rate as a result of decreased Japanese guests.

The increase in food and beverage sales for the six months ended 30 June 2006 was attributable primarily to (i) the allocation of Hua Ting Hotel and Towers and Kunlun Hotel to the Group on 31 March 2005 pursuant to the Reorganisation, as well as the acquisition of an additional equity interest in Kunlun Hotel at the end of April 2006, which collectively contributed an increase of RMB15.7 million in food and beverage sales for the first half of 2006, as compared to the same period in 2005; and (ii) increased income from catering for wedding banquets at major star-rated hotels.

The following table sets out the Group's turnover attributable to the subsegments in its Star-rated Hotel Operation segment and the percentage of total turnover from that segment for the six months ended 30 June 2005 and 2006.

| | Six months ended 30 June | | | |
|---|---|---|---|---|
| | 2005 | | 2006 | |
| | *(RMB in millions) (unaudited)* | *Percentage of Turnover* | *(RMB in millions)* | *Percentage of Turnover* |
| Star-rated Hotel Operation | | | | |
| — Accommodation revenue | 636.5 | 58.9% | 689.2 | 58.7% |
| — Food and beverage sales | 316.0 | 29.2% | 354.5 | 30.2% |
| — Rendering of ancillary services | 61.9 | 5.7% | 59.9 | 5.1% |
| — Rental revenue | 48.0 | 4.4% | 52.7 | 4.5% |
| — Sales of hotel supplies | 19.0 | 1.8% | 18.7 | 1.5% |
| Total | 1,081.4 | 100.0% | 1,175.0 | 100.0% |

Turnover from Jin Jiang Inn Budget Hotels increased by RMB48.5 million, or 31.4%, from RMB154.3 million for the six months ended 30 June 2005 to RMB202.8 million for the six months ended 30 June 2006, primarily because (i) turnover from several budget hotels owned by the Group which were put into operation in 2005 increased and (ii) approximately 9 new budget hotels owned by the Group were opened in the first half of 2006.

Turnover from Star-rated Hotel Management decreased by RMB1.8 million, from RMB20.8 million for the six months ended 30 June 2005 to RMB19.1 million for the six months ended 30 June 2006, mainly because income generated from the Group's management of Hua Ting Hotel and Towers and Kunlun Hotel was proportionately eliminated as intra-group sales after the two hotels became jointly controlled entities of the Group on 31 March 2005 as a result of the allocation pursuant to the Reorganisation as described above.

Turnover from Restaurants increased by RMB1.9 million, or 4.6%, from RMB43.0 million for the six months ended 30 June 2005 to RMB44.9 million for the six months ended 30 June 2006.

Turnover from Others decreased by RMB14.2 million, or 61.7%, from RMB23.0 million for the six months ended 30 June 2005 to RMB8.8 million for the six months ended 30 June 2006, mainly because as a group financial company, Jin Jiang International Finance only provided intra-group financing services to the Group members after it was allocated to the Group from Jin Jiang International on 31 March 2005 pursuant to the Reorganisation. Prior to the transfer, Jin Jiang International Finance had provided financing service to all the members of Jin Jiang International Group.

*Cost of sales*

The Group's cost of sales increased by RMB120.6 million, or 15.4%, from RMB780.7 million for the six months ended 30 June 2005 to RMB901.3 million for the six months ended 30 June 2006. The increase in cost of sales in the first half of 2006 was mainly attributable to the acquisitions and business expansion of the Star-rated Hotel Operation and Jin Jiang Inn Budget Hotels segments. The primary contributing components to the increase in cost of sales in the first half of 2006 included an increase in food and beverage costs, depreciation, utility costs and staff costs of RMB12.4 million, RMB29.1 million, RMB15.9 million and RMB36.0 million, respectively. The increase in cost of sales was also attributable to the increase in amortization of land use rights due to the acquisition of land use rights by the Group in 2005.

*Gross profit and gross profit margin*

The Group's gross profit increased by RMB7.5 million, or 1.4%, from RMB541.8 million for the six months ended 30 June 2005 to RMB549.3 million for the six months ended 30 June 2006, and its gross profit margin decreased from 41.0% to 37.9% over the same period, a decrease attributable primarily to increased costs associated with the business expansion of Jin Jiang Inn Budget Hotels. Approximately nine Jin Jiang Inn Budget Hotels owned by the Group were put into operation in the first half of 2006. As the businesses of these hotels were in the start-up stage, they incurred higher costs and generated relatively low income during that period.

*Other income*

Other income increased by RMB7.5 million, or 23.9%, from RMB31.5 million for the six months ended 30 June 2005 to RMB39.0 million for the six months ended 30 June 2006, due primarily to an increase in gain on disposal of land use rights, resulting from the disposal of a parcel of land by Jin Jiang Hotels Development. The primary components of other income for the first half of 2006 included dividend income of RMB23.1 million and gain on disposal of land use rights of RMB11.7 million.

*Selling and marketing expenses*

Selling and marketing expenses increased by RMB8.2 million, or 13.2%, from RMB61.7 million for the six months ended 30 June 2005 to RMB69.9 million for the six months ended 30 June 2006, somewhat faster than the increase in turnover. The Group's selling and marketing expenses as a percentage of turnover, however, was 4.8% in the first half of 2006, compared to 4.7% in the first half of 2005.

*Administrative expenses*

Administrative expenses increased by RMB17.8 million, or 9.5%, from RMB186.8 million for the six months ended 30 June 2005 to RMB204.6 million for the six months ended 30 June 2006, which is generally in line with the increase in turnover. Administrative expenses as a percentage of turnover remained stable at approximately 14.1% in the first half of 2005 and the first half of 2006.

*Other expenses*

Other expenses increased by RMB2.6 million, or 20.1%, from RMB12.6 million for the six months ended 30 June 2005 to RMB15.2 million for the six months ended 30 June 2006, attributable primarily to an increase in bank charges, resulting from an increase in credit card commissions in connection with increased accommodation revenue.

*Operating profit*

The table below sets out the Group's operating profit and the percentage of its operating profit attributable to its business segments for the six months ended 30 June 2005 and 2006. The numbers set forth below are, in accordance with the Group's accounting policies, presented before intra-group eliminations.

| | Six months ended 30 June | | | |
|---|---|---|---|---|
| | 2005 | | 2006 | |
| | *(RMB in millions) (unaudited)* | *Percentage of Operating Profit* | *(RMB in millions)* | *Percentage of Operating Profit* |
| Star-rated Hotel Operation | 219.7 | 70.4% | 215.6 | 72.2% |
| Jin Jiang Inn Budget Hotels | 23.6 | 7.6% | 25.0 | 8.4% |
| Star-rated Hotel Management | 32.5 | 10.4% | 26.1 | 8.7% |
| Restaurants | 18.4 | 5.9% | 13.5 | 4.5% |
| Others | 17.9 | 5.7% | 18.4 | 6.2% |
| Total | 312.1 | 100.0% | 298.6 | 100.0% |

The Group's operating profit decreased by RMB13.5 million, or 4.3%, from RMB312.1 million for the six months ended 30 June 2005 to RMB298.6 million for the six months ended 30 June 2006, primarily due to the decreased gross profit margin and increased selling and marketing expenses, administrative expenses and other expenses as described above.

Operating profit from Star-rated Hotel Operation decreased by RMB4.1 million, or 1.9%, from RMB219.7 million for the six months ended 30 June 2005 to RMB215.6 million for the six months ended 30 June 2006, primarily due to the increased cost of sales as a percentage of turnover from Star-rated Hotel Operation as described above.

Operating profit from Jin Jiang Inn Budget Hotels increased by RMB1.4 million, or 5.9%, from RMB23.6 million for the six months ended 30 June 2005 to RMB25.0 million for the six months ended 30 June 2006.

Operating profit from Star-rated Hotel Management decreased by RMB6.4 million, or 19.7%, from RMB32.5 million for the six months ended 30 June 2005 to RMB26.1 million for the six months ended 30 June 2006. This decrease was primarily due to increased staff costs associated with the employment of senior management by Jin Jiang Hotel Management beginning in the second half of 2005.

Operating profit from Restaurants decreased by RMB4.9 million, or 26.6%, from RMB18.4 million for the six months ended 30 June 2005 to RMB13.5 million for the six months ended 30 June 2006, primarily due to renovation costs and increased staff costs associated with the Group's upgrading of the New Asia Snack restaurants.

Operating profit from Others increased by RMB0.5 million, or 2.8%, from RMB17.9 million for the six months ended 30 June 2005 to RMB18.4 million for the six months ended 30 June 2006.

*Finance costs*

Finance costs increased by RMB26.8 million, or 237.2%, from RMB11.3 million for the six months ended 30 June 2005 to RMB38.1 million for the six months ended 30 June 2006, primarily due to an increase in interest expense associated with bank borrowings of RMB31.0 million over the same period. The amount of the Group's outstanding bank borrowings in the first half in 2006 was significantly higher, as compared to the same period in 2005, reflecting the bank borrowings the Group incurred to finance the acquisition of land use rights, repayment of advances made by Jin Jiang International for the Group, and the payment for the acquisition of an additional 10.14% in equity interests in Jin Jiang Hotels Development by the Group.

*Share of results of associates*

In the six months ended 30 June 2006, the Group recorded RMB37.0 million as its net share of results of associates, an increase of approximately 54.2% from the share of results of associates of RMB24.0 million received in the six months ended 30 June 2005, primarily due to an increase of RMB7.1 million in share of results from Shanghai KFC, from RMB19.9 million for the first half of 2005 to RMB27.0 million for the first half of 2006. Shanghai KFC is an associated company of the Group, in which the Group holds a 49% equity interest. It is licensed by Kentucky Fried Chicken Corporation to open and operate KFC chain restaurants in Shanghai.

*Profit before income tax*

The Group's profit before income tax decreased by RMB27.4 million, or approximately 8.4%, from RMB324.9 million for the six months ended 30 June 2005 to RMB297.5 million for the six months ended 30 June 2006, as a result of decreased operating profit and increased finance costs.

*Income tax expense*

Income tax expense was RMB93.4 million for the six months ended 30 June 2005, as compared to an income tax expense of RMB82.3 million for the six months ended 30 June 2006 primarily as a result of a decrease in taxable profit. The effective tax rate for the first half of 2006 was 27.7%, compared to 28.7% for the first half of 2005.

*Profit for the period*

As a result of the factors described above, profit for the period decreased by RMB16.2 million, or approximately 7.0%, from RMB231.4 million for the six months ended 30 June 2005 to RMB215.2 million for the six months ended 30 June 2006. Net profit margin decreased from 17.5% for the six months ended 30 June 2005 to 14.8% for the six months ended 30 June 2006.

*Profit attributable to minority interests*

Profit attributable to minority interests was RMB55.6 million for the first half of 2006, compared to RMB48.9 million for the first half of 2005, due to the increased profit generated by Jin Jiang Hotels Development in the first half of 2006, as compared to the same period in 2005.

*Profit attributable to equity holders of the Company*

Profit attributable to equity holders of the Company was RMB159.6 million for the first half of 2006, compared to RMB182.5 million for the first half of 2005.

**2005 compared to 2004**

*Turnover*

The table below sets out the turnover and the percentage of the Group's total turnover attributable to its business segments for 2004 and 2005.

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2004 | | 2005 | |
| | *(RMB in millions)* | *Percentage of Turnover* | *(RMB in millions)* | *Percentage of Turnover* |
| Star-rated Hotel Operation | 1,979.8 | 83.4% | 2,285.4 | 81.4% |
| Jin Jiang Inn Budget Hotels | 153.5 | 6.5% | 334.9 | 11.9% |
| Star-rated Hotel Management | 36.3 | 1.5% | 36.7 | 1.3% |
| Restaurants | 102.4 | 4.3% | 89.8 | 3.2% |
| Others | 101.0 | 4.3% | 60.9 | 2.2% |
| Total | 2,373.0 | 100.0% | 2,807.7 | 100.0% |

The Group's turnover increased by RMB434.7 million, or 18.3%, from RMB2,373.0 million in 2004 to RMB2,807.7 million in 2005, attributable primarily to increases in accommodation revenue and food and beverage sales in its Star-rated Hotel Operation segment driven largely by the allocation of interests pursuant to the Reorganisation in several hotels to the Group in 2005 and during 2004, which contributed a significant number of additional rooms, as well as increases in revenues from the operation and management of its Jin Jiang Inn Budget Hotels (in which the Group acquired an additional 74% interest in June 2004), driven by growth in the number of new Budget Hotels during 2005. The increased turnover was partly offset by declines in revenues from its Restaurants segment, due to keen competition from other fast food restaurants, and Others, primarily due to a decrease in the turnover of the Group's financial company, Jin Jiang International Finance.

Turnover from Star-rated Hotel Operation increased by RMB305.6 million, or 15.4%, from RMB1,979.8 million in 2004 to RMB2,285.4 million in 2005, primarily due to an increase in accommodation revenue, from RMB1,137.2 million in 2004 to RMB1,355.1 million in 2005, and an increase in food and beverage sales, from RMB578.7 million in 2004 to RMB660.7 million in 2005. The increase in accommodation revenue resulted mainly from:

- the allocation of Hua Ting Hotel and Towers and Kunlun Hotel to the Group on 31 March 2005 pursuant to the Reorganisation, as described above, which collectively contributed RMB106.3 million in accommodation revenue in 2005;

- Acquisition of a 100% equity interest in Jin Jiang Tower by Jin Jiang International on 1 June 2004 (which, pursuant to the Reorganisation, was allocated to the Group in March 2005), which contributed 648 rooms to the Group's total number of hotel rooms and contributed RMB101.8 million in accommodation revenue for the seven month period in 2004 and an increase of RMB54.2 million in accommodation revenue in 2005. Accommodation revenue in 2005 from Jin Jiang Tower was not as high as expected, mainly because historically a high percentage of Jin Jiang Tower's customers have been Japanese business travellers and tourists and its Japanese guests decreased significantly during 2005; and

- an increase of RMB19.0 million in accommodation revenue contributed by Jin Jiang Hotel, resulting from its renovation in 2004, as described above.

Such increases in turnover were partially offset by a decrease in accommodation revenue attributable to Kunming Jin Jiang Hotel of RMB4.3 million, primarily due to its overall renovations from March to October in 2005.

The Group's food and beverage sales are derived from hotel room service, breakfast and minibar service, and the restaurants operated by the hotels, which in turn are largely driven by hotel occupancy, as well as catering services for banquets. The increases in food and beverage sales in 2005 were attributable primarily to the allocation of Hua Ting Hotel and Towers and Kunlun Hotel to the Group on 31 March 2005, as described above, which collectively contributed RMB42.6 million in food and beverage sales in 2005, as well as the acquisition of Jin Jiang Tower on 1 June 2004, which contributed an increase in food and beverage sales of RMB24.4 million in 2005. There were less significant increases in food and beverage sales at other major star-rated hotels and some decreases at some of the Group's star-rated hotels, primarily due to decreased income from catering for wedding banquets in 2005 as a result of 2005 being considered an inauspicious year for weddings by many Chinese.

The following table sets out the Group's turnover attributable to the subsegments in its Star-rated Hotel Operation segment and the percentage of total turnover from that segment for 2004 and 2005.

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2004 | | 2005 | |
| | *(RMB in millions)* | *Percentage of Turnover* | *(RMB in millions)* | *Percentage of Turnover* |
| Star-rated Hotel Operation | | | | |
| — Accommodation revenue | 1,137.2 | 57.5% | 1,355.1 | 59.3% |
| — Food and beverage sales | 578.7 | 29.2% | 660.7 | 28.9% |
| — Rendering of ancillary services | 142.4 | 7.2% | 133.5 | 5.8% |
| — Rental revenue | 83.5 | 4.2% | 101.9 | 4.5% |
| — Sales of hotel supplies | 38.0 | 1.9% | 34.2 | 1.5% |
| Total | 1,979.8 | 100.0% | 2,285.4 | 100.0% |

Turnover from Jin Jiang Inn Budget Hotels increased by RMB181.4 million, or 118.2%, from RMB153.5 million in 2004 to RMB334.9 million in 2005, primarily because (i) Jin Jiang Inn became a subsidiary of the Group in June 2004, when the Group acquired an additional 74% equity interest in Jin Jiang Inn, as a result of which Jin Jiang Inn's results of operations were consolidated into the Group's results of operations, and (ii) several new Jin Jiang Inn Budget Hotels were put into operation by the Group in 2005.

Turnover from Star-rated Hotel Management increased by RMB0.4 million, or 1.1%, from RMB36.3 million in 2004 to RMB36.7 million in 2005. The management fee before intra-group eliminations increased by RMB11.3 million, or 14.3%, from RMB79.2 million in 2004 to RMB90.5 million in 2005, primarily due to the growth in turnover and profitability of the Group's star-rated hotels and the increase in the management fees as a result.

Turnover from Restaurants decreased by RMB12.6 million, or 12.3%, from RMB102.4 million in 2004 to RMB89.8 million in 2005, largely because 14 New Asia Snack restaurants suspended their operations for renovation to improve their competitiveness during 2005.

Turnover from Others decreased by RMB40.1 million, or 39.7%, from RMB101.0 million in 2004 to RMB60.9 million in 2005, primarily due to decreased turnover from Jin Jiang International Finance. Revenue of Jin Jiang International Finance decreased by RMB33.5 million from RMB61.5 million in 2004 to RMB28.0 million in 2005 mainly because Jin Jiang International Finance ceased to provide financing services to group members of Jin Jiang International after it was acquired by the Group from Jin Jiang International on 31 March 2005, as described above.

*Cost of sales*

The Group's cost of sales increased by RMB268.1 million, or 18.3%, from RMB1,462.1 million in 2004 to RMB1,730.2 million in 2005. The increase in cost of sales in 2005 was generally in line with the increase in the Group's turnover, mainly attributable to the acquisition and business expansion of the Group's Star-rated Hotel Operation and Jin Jiang Inn Budget Hotels segments. The primary contributing components to the increase in the Group's cost of sales included an increase in depreciation, staff costs, business tax, food and beverage costs and utility costs of RMB42.8 million, RMB66.5 million, RMB43.0 million, RMB40.7 million, and RMB25.7 million, respectively, largely due to the Group's business expansion in 2005 as described above.

*Gross profit and gross profit margin*

As a result of the factors described above, the Group's gross profit increased by RMB166.6 million, or 18.3%, from RMB910.9 million in 2004 to RMB1,077.5 million in 2005, and its gross profit margin remained stable at approximately 38.4% over the same period.

*Other income*

Other income increased by RMB1.6 million, or 2.6%, from RMB62.6 million in 2004 to RMB64.2 million in 2005, primarily attributable to a gain of RMB22.2 million on disposal of land use rights due to the disposal of a parcel of land by Jin Jiang Hotels Development. The increase in other income in 2005 was also attributable to a dividend income of RMB28.3 million, which was primarily derived from the joint ventures between Jin Jiang Hotels Development and Yum! Brands China Investment Company in Hangzhou, Wuxi and Suzhou. The primary components of other income in 2004 included dividend income of RMB24.7 million, subsidy income of RMB8.8 million (primarily comprised of government subsidies received in connection with the SARS crisis), interest income of RMB9.9 million and gain on disposal of an associate, Li Jing Plaza, by Jin Jiang Hotels Development, of RMB15.7 million.

*Selling and marketing expenses*

Selling and marketing expenses increased by RMB8.7 million, or 7.1%, from RMB121.8 million in 2004 to RMB130.5 million in 2005. The increase was attributable primarily to an increase in commissions paid to travel agencies of RMB6.0 million, resulting from the increase in accommodation revenue in 2005.

*Administrative expenses*

Administrative expenses increased by RMB30.5 million, or 8.0%, from RMB383.2 million in 2004 to RMB413.7 million in 2005, which was primarily attributable to an increase in staff costs of RMB38.0 million, primarily due to higher headcount as a result of the business expansion in the Star-rated Hotel Operation and Jin Jiang Inn Budget Hotels segments, partially offset by a decrease in administration charges payable to Jin Jiang International of RMB19.8 million, primarily because hotels which were acquired by the Group in 2005 from Jin Jiang International pursuant to the Reorganisation, ceased to pay the administration charges to Jin Jiang International.

*Other expenses*

Other expenses increased by RMB4.7 million, or 16.0%, from RMB29.4 million in 2004 to RMB34.1 million in 2005. This increase was attributable primarily to increased bank charges, resulting from an increase in credit card commissions in line with the increase in accommodation revenue.

*Operating profit*

The table below sets out the Group's operating profit and the percentage of its total operating profit attributable to its business segments for 2004 and 2005. The numbers set forth below are, in accordance with the Group's accounting policies, presented before intra-group eliminations.

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2004 | | 2005 | |
| | *(RMB in millions)* | *Percentage of Operating Profit* | *(RMB in millions)* | *Percentage of Operating Profit* |
| Star-rated Hotel Operation | 299.3 | 68.2% | 406.0 | 72.1% |
| Jin Jiang Inn Budget Hotels | 17.4 | 4.0% | 51.4 | 9.1% |
| Star-rated Hotel Management | 46.2 | 10.4% | 51.6 | 9.1% |
| Restaurants | 17.9 | 4.1% | 18.5 | 3.3% |
| Others | 58.3 | 13.3% | 35.9 | 6.4% |
| Total | 439.1 | 100.0% | 563.4 | 100.0% |

The Group's operating profit increased by RMB124.3 million, or 28.3%, from RMB439.1 million in 2004 to RMB563.4 million in 2005, primarily due to increased gross profit and lower selling and marketing expenses and administrative expenses as a percentage of revenue.

Operating profit from Star-rated Hotel Operation increased by RMB106.7 million, or 35.6%, from RMB299.3 million in 2004 to RMB406.0 million in 2005, primarily as a result of the increase in turnover from Star-rated Hotel Operation, which was mainly attributable to the acquisition of hotels during 2004 and 2005 and the increase in other income, resulting from the disposal of land by Jin Jiang Hotels Development, as described above.

Operating profit from Jin Jiang Inn Budget Hotels increased by RMB34.0 million, or 195.4%, from RMB17.4 million in 2004 to RMB51.4 million in 2005, primarily because Jin Jiang Inn became a subsidiary of the Group in June 2004 and expanded its budget hotel business in 2005, as described above.

Operating profit from Star-rated Hotel Management increased by RMB5.4 million, or 11.7%, from RMB46.2 million in 2004 to RMB51.6 million in 2005, primarily due to the increase in turnover and profitability of the Group's star-rated hotels as described above.

Operating profit from Restaurants increased by RMB0.6 million, or 3.4%, from RMB17.9 million in 2004 to RMB18.5 million in 2005. The increase was primarily due to the increase in dividend income from the joint ventures between the Group and Yum! Brands China Investment Company which are licensed to operate KFC chain restaurants in Hangzhou, Wuxi and Suzhou.

Operating profit from Others decreased by RMB22.4 million, or 38.4%, from RMB58.3 million in 2004 to RMB35.9 million in 2005, resulting from the decrease in turnover from Others as described above.

*Finance costs*

Finance costs increased by RMB2.9 million, or 8.5%, from RMB34.3 million in 2004 to RMB37.2 million in 2005, attributable primarily to an increase in interest expenses on bank borrowings of RMB12.1 million, as a result of an increase of RMB1,144.5 million in outstanding bank loans in 2005, partially offset by a decrease in the interest expenses on other borrowings of RMB8.6 million. Such changes in interest expenses reflected (i) new bank loans the Group took on in 2005 to finance the Group's acquisition of land use rights in 2005 in preparation for the Global Offering and (ii) the repayment of other borrowings of RMB185.0 million to Jin Jiang International in January of 2005. The parcels of lands for which the Group acquired the land use rights in 2005 were originally occupied by the Group without land use rights as permitted by relevant governmental authority, but the Group was required to pay land premiums in order to obtain the land use right certificates.

*Share of results of associates*

In 2005, the Group received RMB56.3 million as its share of results of associates, a decrease of approximately 13.9% from share of results of associates of RMB65.4 million recorded in 2004, primarily as a result of a share of losses from Jin Jiang Moc Wedding Produce Inc., which started operations in 2005.

*Profit before income tax*

Profit before income tax increased by RMB112.3 million, or approximately 23.9%, from RMB470.2 million in 2004 to RMB582.5 million in 2005, primarily as a result of increased operating profit, partially offset by increased finance costs and a decrease in share of results of associates.

*Income tax expense*

Income tax expense was RMB121.2 million in 2004, as compared to an income tax expense of RMB168.3 million in 2005, primarily as a result of an increase in taxable profit. In addition, the effective tax rate in 2005 was 28.9%, compared to 25.8% in 2004, primarily due to an increased percentage of the Group's profit before income tax being derived from subsidiaries and joint ventures subject to the standard 33% tax rate.

*Loss from discontinued operations*

Loss from discontinued operations decreased from RMB94.0 million in 2004 to nil in 2005 because the assets associated with such operations, mainly comprised of food-related operations (primarily engaging in processing and distribution of livestock, poultry, and egg products) and taxi businesses, were disposed of by the Group at the end of 2004.

*Profit for the year*

As a result of the factors described above, net profit increased by RMB159.2 million, or approximately 62.4%, from RMB255.0 million in 2004 to RMB414.2 million in 2005 and net profit margin increased from 10.7% to 14.7% over the same period.

*Profit attributable to minority interests*

Profit attributable to minority interests increased by RMB25.5 million, or approximately 33.6%, from RMB75.8 million in 2004 to RMB101.3 million in 2005. Profit attributable to minority interests as a percentage of profit for the year decreased from 29.7% in 2004 to 24.5% in 2005.

*Profit attributable to equity holders of the Company*

Profit attributable to equity holders of the Company increased by RMB133.7 million, or approximately 74.7%, from RMB179.1 million in 2004 to RMB312.8 million in 2005.

**2004 compared to 2003**

*Turnover*

The table below sets out the turnover and the percentage of the Group's total turnover attributable to its business segments for 2003 and 2004.

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2003 | | 2004 | |
| | *(RMB in millions)* | *Percentage of Turnover* | *(RMB in millions)* | *Percentage of Turnover* |
| Star-rated Hotel Operation | 1,367.2 | 84.7% | 1,979.8 | 83.4% |
| Jin Jiang Inn Budget Hotels | — | — | 153.5 | 6.5% |
| Star-rated Hotel Management | 28.2 | 1.7% | 36.3 | 1.5% |
| Restaurants | 158.6 | 9.8% | 102.4 | 4.3% |
| Others | 61.0 | 3.8% | 101.0 | 4.3% |
| Total | 1,615.0 | 100.0% | 2,373.0 | 100.0% |

The Group's turnover increased by RMB758.0 million, or 46.9%, from RMB1,615.0 million in 2003 to RMB2,373.0 million in 2004, an increase attributable primarily to turnover from its Jin Jiang Inn Budget Hotels business, of which the Group acquired an additional equity interest of 74% and the results of operations of which it began consolidating, in June 2004, as well as strong revenue growth in all subsegments of its Star-rated Hotel Operations segment, particularly accommodation revenue and food and beverage sales, due mainly to the surge of economic activity and business travel following the end of the SARS crisis. These increases were partly offset by a decline in turnover attributable to the Restaurants segment.

Turnover from Star-rated Hotel Operation increased by RMB612.6 million, or 44.8%, from RMB1,367.2 million in 2003 to RMB1,979.8 million in 2004. This increase was primarily due to strong revenue growth in all subsegments, particularly accommodation revenue, which increased from RMB760.3 million in 2003 to RMB1,137.2 million in 2004, and food and beverage sales, which increased from RMB412.6 million in 2003 to RMB578.7 million in 2004. The increases in accommodation revenue and food and beverage sales were attributable to the acquisition of Jin Jiang Tower, which contributed 648 rooms to the Group's total number of hotel rooms and which contributed RMB101.8 million in accommodation revenue and RMB38.2 million in food and beverage sales in 2004, as well as strong growth in accommodation revenue and food and beverage sales at most of the other star-rated hotels, due largely to the economic recovery and in particular the hotel industry's recovery from the SARS crisis in 2003.

The following table sets out the Group's turnover attributable to the subsegments in its Star-rated Hotel Operation segment and the percentage of total turnover from that segment for 2003 and 2004.

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2003 | | 2004 | |
| | *(RMB in millions)* | *Percentage of Turnover* | *(RMB in millions)* | *Percentage of Turnover* |
| Star-rated Hotel Operation | | | | |
| — Accommodation revenue | 760.3 | 54.7% | 1,137.2 | 57.5% |
| — Food and beverage sales | 412.6 | 31.2% | 578.7 | 29.2% |
| — Rendering of ancillary services | 111.8 | 8.1% | 142.4 | 7.2% |
| — Rental revenue | 57.7 | 4.2% | 83.5 | 4.2% |
| — Sales of hotel supplies | 24.8 | 1.8% | 38.0 | 1.9% |
| Total | 1,367.2 | 100.0% | 1,979.8 | 100.0% |

Turnover from Jin Jiang Inn Budget Hotels was not consolidated by the Group in 2003 because, prior to the acquisition of an additional 74% equity interest in Jin Jiang Inn on 1 June 2004, the Group indirectly held a 20% equity interest in Jin Jiang Inn through Jin Jiang Hotels Development and the results of operations of Jin Jiang Inn were included in the Group's results as a share of results of associates.

Turnover from Star-rated Hotel Management increased by RMB8.1 million, or 28.7%, from RMB28.2 million in 2003 to RMB36.3 million in 2004. This increase was primarily due to the improved performance of hotels managed by the Group and owned by third parties after the SARS crisis. Turnover from Star-rated Hotel Management before intra-group eliminations increased by RMB29.8 million, or 60.3%, from RMB49.4 million in 2003 to RMB79.2 million in 2004.

Turnover from restaurants decreased by RMB56.2 million, or 35.4%, from RMB158.6 million in 2003 to RMB102.4 million in 2004, a decline attributable mainly to a decrease in the turnover of New Asia Café de Coral of RMB62.1 million, resulting from the Group's disposal of a 50% interest in a number of wholly-owned chain restaurants to establish the joint venture, New Asia Café de Coral, with Grand Regent China Ltd in July 2003. The results of operations of New Asia Café de Coral are thus accounted for by proportionate consolidation.

Turnover from Others increased by RMB40.0 million, or 65.6%, from RMB61.0 million in 2003 to RMB101.0 million in 2004, primarily due to the increase in the turnover of Jin Jiang International Finance. The turnover of Jin Jiang International Finance increased by RMB35.9 million in 2004 because its customer base expanded when the Group became a subsidiary of Jin Jiang International in August 2003.

*Cost of sales*

The Group's cost of sales increased by RMB302.5 million, or 26.1%, from RMB1,159.6 million in 2003 to RMB1,462.1 million in 2004, an increase attributable primarily to an increase in food and beverage costs, utility costs, the cost of retail commodities and business tax of RMB68.1 million, RMB35.0 million, RMB51.0 million and RMB28.1 million, respectively. Such increase in variable operating expenses was primarily driven by an increased Occupancy Rate in 2004, which is attributable to the business recovery of the Star-rated Hotel Operation in 2004 and the fact that Jin Jiang Inn became a subsidiary of the Group in June 2004. The increase in cost of sales in 2004 was also attributable to an increase in staff costs of RMB84.0 million and an increase in repair and maintenance costs of RMB16.9 million, primarily due to the acquisition of Jin Jiang Tower and the fact that Jin Jiang Inn became a subsidiary in June 2004.

*Gross Profit and Gross Profit Margin*

The Group's gross profit increased by RMB455.5 million, or 100.0%, from RMB455.4 million in 2003 to RMB910.9 million in 2004, and its gross profit margin increased from 28.2% to 38.4% over the same period. The Group's cost of sales generally correlates directly to its revenue. However, the increase in the Group's cost of sales was less than the increase of the Group's turnover in 2004 compared to 2003 because the Occupancy Rate of the Group's hotels increased significantly in 2004 following the end of the SARS crisis. In contrast, a number of the fixed costs associated with operating hotels, such as depreciation and amortization, staff costs and other expenses do not necessarily decrease when the Occupancy Rate declines in 2003.

*Other Income*

Other income decreased by RMB41.8 million or 40.0%, from RMB104.4 million in 2003 to RMB62.6 million in 2004, primarily due to a gain on disposal of Hua Shan Hotel by Jin Jiang Hotels Development in 2003, which amounted to RMB56.1 million. The Group's other income in 2003 primarily consisted of dividend income, interest income, subsidy income and gain on disposal of a property, Hua Shan Hotel, by Jin Jiang Hotels Development. The subsidy income received by the Group in 2003 and 2004 primarily represented a government industry subsidy granted in connection with the SARS crisis.

*Selling and marketing expenses*

Selling and marketing expenses increased by RMB13.2 million, or 12.2%, from RMB108.6 million in 2003 to RMB121.8 million in 2004, attributable primarily to an increase in commissions paid to travel agencies, primarily due to the increase in accommodation revenue in 2004.

*Administrative expenses*

Administrative expenses increased by RMB20.0 million, or 5.5%, from RMB363.2 million in 2003 to RMB383.2 million in 2004, primarily as a result of (i) an increase in administration charges of RMB11.7 million, because such charges payable to Jin Jiang International were not applicable when the hotels incurred losses due to the SARS crisis in 2003; and (ii) an increase in management fees paid to independent hotel management companies of RMB7.3 million, due to the increase in revenue and profitability of the hotels managed by such independent hotel management companies in 2004.

*Other expenses*

Other expenses decreased by RMB12.5 million, or 29.8%, from RMB41.9 million in 2003 to RMB29.4 million in 2004. This decrease was due primarily to a loss on disposal of property, plant and equipment of RMB28.6 million in 2003 as result of a write-off of RMB22.5 million of appreciated value of properties and land, compared to a smaller loss on disposal of property, plant and equipment of RMB10.9 million in 2004.

*Operating Profit*

The table below sets out the Group's operating profit and the percentage of its total operating profit attributable to its business segments for 2003 and 2004. The numbers set forth below are, in accordance with the Group's accounting policies, presented before intra-group eliminations.

| | Year ended 31 December | | | |
|---|---|---|---|---|
| | 2003 | | 2004 | |
| | *(RMB in millions)* | *Percentage of Operating Profit* | *(RMB in millions)* | *Percentage of Operating Profit* |
| Star-rated Hotel Operation | (5.1) | (11.1%) | 299.3 | 68.2% |
| Jin Jiang Inn Budget Hotels | — | — | 17.4 | 4.0% |
| Star-rated Hotel Management | 15.5 | 33.7% | 46.2 | 10.4% |
| Restaurants | (2.3) | (5.0%) | 17.9 | 4.1% |
| Others | 37.9 | 82.4% | 58.3 | 13.3% |
| Total | 46.0 | 100.0% | 439.1 | 100.0% |

The Group's operating profit increased by RMB393.1 million, or 854.6%, from RMB46.0 million in 2003 to RMB439.1 million in 2004, as a result of increased gross profit, attributable to the recovery of the general economy in the PRC after the SARS crisis in 2003, and a decrease in selling and marketing expenses and administrative expenses as a percentage of revenue.

Operating profit from Star-rated Hotel Operation was RMB299.3 million in 2004, compared to a net loss of RMB5.1 million from Star-rated Hotel Operation in 2003. This increase was primarily due to the recovery of the hotel industry in the PRC after the SARS crisis in 2003. The number of business and tourism travellers throughout the PRC decreased dramatically during the SARS crisis in 2003, which caused a significant decrease in the Occupancy Rate and ADR of hotels in the PRC.

The Group did not derive any operating profit from Jin Jiang Budget Hotels in 2003 because at that time the Group indirectly held a 20% equity interest in Jin Jiang Inn, the results of operations of which were included in the Group's results of operations as a share of results of associates.

Operating profit from Star-rated Hotel Management increased by RMB30.7 million, or 198.1%, from RMB15.5 million in 2003 to RMB46.2 million in 2004, mainly because (i) turnover before intra-group eliminations from Star-rated Hotel Management increased by RMB29.8 million in 2004; and (ii) variable operating expenses for Star-rated Hotel Management, as a percentage of turnover, are substantially lower than those for other business segments.

Operating profit from Restaurants was RMB17.9 million in 2004, as compared to a net loss of RMB2.3 million in 2003, primarily due to the recovery of the quick service business in the PRC after the SARS crisis in 2003.

Operating profit from Others increased by RMB20.4 million, or 53.8%, from RMB37.9 million in 2003 to RMB58.3 million in 2004. The increase was primarily due to the increase in turnover from Others.

*Finance costs*

Finance costs decreased by RMB24.0 million, or 41.2%, from RMB58.3 million in 2003 to RMB34.3 million in 2004, attributable primarily to a decrease of RMB33.2 million in interest expense on bank borrowings due to decreased outstanding bank borrowings, partially offset by an increase in interest expense associated with other borrowings from Jin Jiang International of RMB10.1 million incurred by the Group in 2004. The outstanding amount of bank borrowings and other borrowings changed largely due to the combination of two factors: (i) the cash flow generated from operating activities increased in 2004 after the SARS crisis; and (ii) after the acquisition of the Group by Jin Jiang International in 2003, the Group and Jin Jiang International Group were able to utilize internal financing more efficiently.

*Share of results of associates*

In 2004, the Group recorded RMB65.4 million as its net share of profits of associates, an increase of approximately 22.7% from the share of results of associates of RMB53.3 million received in 2003, primarily due to the business recovery from the SARS crisis in 2003.

*Profit before income tax*

The Group's profit before income tax increased by RMB429.1 million, or 1,044.0%, from RMB41.1 million in 2003 to RMB470.2 million in 2004, primarily as a result of increased operating profit and share of results of associates, as well as the decrease in finance costs.

*Income tax expense*

Income tax expense was RMB8.8 million in 2003, as compared to an income tax expense of RMB121.2 million in 2004, primarily as a result of an increase in taxable profit. The effective tax rate in 2004 was 25.8%, compared to 21.5% in 2003. The effective tax rate in 2003 was lower because most hotels incurred losses in 2003 and the Group's income in 2003 was mainly derived from the disposal of Hua Shan Hotel by Jin Jiang Hotels Development, which was subject to a preferential tax rate of 15%.

*Loss from discontinued Operations*

Loss from discontinued operations increased by RMB8.3 million, or 9.7%, from RMB85.7 million in 2003 to RMB94.0 million in 2004, because the taxi service and other businesses, which generated a profit of approximately RMB5.3 million in 2003, were disposed at the end of 2003.

*Profit for the year*

As a result of the factors described above, net profit in 2004 was RMB255.0 million, compared to a loss of RMB53.4 million in 2003.

*Profit attributable to minority interests*

Profit attributable to minority interests increased by RMB52.3 million, or approximately 222.6%, from RMB23.5 million on 2003 to RMB75.8 million in 2004, primarily due to the business recovery from the SARS crisis. Compared to a net loss of RMB77.0 million attributable to equity holders of the Company in 2003, the profit attributable to minority interests in 2003 was RMB23.5 million, mainly due to Jin Jiang Hotels Development's profits in 2003, resulting primarily from the disposal of Hua Shan Hotel.

*Profit attributable to equity holders of the Company*

Profit attributable to equity holders of the Company was RMB179.1 million in 2004, compared to a net loss of RMB77.0 million attributable to equity holders of the Company in 2003.

## LIQUIDITY AND CAPITAL RESOURCES

To date the Group has funded its operations principally through cash generated from its operations and bank loans. Its cash requirements relate primarily to hotel (including star-rated and budget hotels) investment, development and refurbishment and other capital expenditures, operating activities, repayment of liabilities as they become due, and interest and dividend payments.

The Group had cash and cash equivalents of RMB778.9 million as at 30 June 2006, RMB832.9 million as at 31 December 2005, RMB975.4 million as at 31 December 2004 and RMB1,158.1 million as at 31 December 2003.

### Cash flow

The following table sets out selected cash flow data from the Group's consolidated cash flow statements for the periods indicated.

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | | | | *(unaudited)* | |
| | *(RMB in millions)* | | | | |
| Net cash generated from operating activities of continuing operations | 292.1 | 336.6 | 917.5 | 534.2 | 114.2 |
| Net cash (used in)/generated from investing activities of continuing operations | (578.7) | (222.6) | (1,012.5) | 340.6 | (355.7) |
| Net cash generated from/(used in) financing activities of continuing operations | 248.3 | (284.7) | (47.5) | (438.6) | 187.5 |
| Net (decrease)/increase in cash and cash equivalents | (32.0) | (182.7) | (142.5) | 436.1 | (54.1) |

*Operating activities*

Net cash generated from operating activities for the six months ended 30 June 2006 amounted to RMB114.2 million, a decrease of 78.6% from RMB534.2 million for the six months ended 30 June 2005, attributable primarily to (i) a decrease of RMB351.5 million in cash generated from operations; (ii) an increase of RMB26.5 million in interest paid, mainly due to the increase in interest expense associated with bank borrowings as described above; and (iii) an increase of RMB42.0 million in income tax paid, mainly because the Group incurred higher income tax expenses in the fourth quarter of 2005, as a result of increased taxable profit, as compared to the same period of 2004. Cash generated from operations decreased from RMB602.7 million in the first half of 2005 to RMB251.2 million in the first half of 2006, primarily because an increase of RMB14.3 million in operating profit before changes in working capital, from RMB429.1 million for the six months ended 30 June 2005 to RMB443.4 million for the six months ended 30 June 2006, was more than offset by increased working capital changes. Changes in working capital contributed to a cash outflow of RMB192.2 million for the six months ended 30 June 2006, compared to an inflow of RMB173.6 million for the six months ended 30 June 2005. The changes in working capital were primarily attributable to an increase in trade and other receivables of RMB124.4 million for the six months ended 30 June 2006 which mainly reflected an amount due from Jin Jiang International, compared to a decrease in trade and other receivables of RMB212.1 million for the six months ended 30 June 2005 which mainly reflected a repayment of operating capital by Jin Jiang International.

Net cash generated from operating activities in 2005 amounted to RMB917.5 million, an increase of 172.6% from RMB336.6 million in 2004. This increase of RMB580.9 million was comprised primarily of an increase of RMB167.7 million in operating profit before changes in working capital from RMB675.8 million in 2004 to RMB843.5 million in 2005, and a decrease in working capital changes over the same period. Changes in working capital contributed to a cash inflow of RMB224.9 million in 2005, compared to an outflow of RMB211.9 million in 2004, primarily due to (i) a decrease in trade and other receivables of RMB360.6 million in 2005, primarily attributable to a repayment of operating capital from Jin Jiang International, compared to an increase in trade and other receivables of RMB155.8 million in 2004, primarily attributable to RMB193.7 million of operating capital extended to Jin Jiang International and (ii) a decrease in restricted bank deposits of RMB30.1 million in 2005, compared to an increase of RMB22.4 million in restricted bank deposits in 2004, partly offset by a decrease in trade and other payables of RMB171.9 million in 2005, primarily attributable to a repayment of operating capital to Jin Jiang International, compared to an decrease in trade and other payables of RMB53.1 million in 2004, primarily attributable to a settlement of certain payables to Jin Jiang International, mainly relating to transfer of certain government funds and industry subsidies to Jin Jiang International in connection with the Reorganisation.

The restricted bank deposits represent the required reserves of Jin Jiang International Finance at the PBOC, the central bank of the PRC, and fluctuate in line with the amount of the deposits at Jin Jiang International Finance. As the customer base of Jin Jiang International changed during 2004 and 2005 as described above, the deposits from related parties and the restricted bank deposits have changed accordingly in 2004 and 2005. The operating capital extended to and repaid by Jin Jiang International represents a historical arrangement for internal financing between Jin Jiang International and its group members. Jin Jiang International collected cash from the hotels which generated stable and sufficient cash inflow to provide operating capital for other hotels or non-hotel related businesses. Following the Reorganisation in 2005, to settle the outstanding amounts, RMB361.0 million of such operating capital was repaid by Jin Jiang International to the Group and RMB113.0 million was repaid to Jin Jiang International by the Group.

Net cash generated from operating activities in 2004 amounted to RMB336.6 million, an increase of 15.2% from RMB292.1 million in 2003. This increase was attributable primarily to an increase of RMB419.4 million, or 163.6%, in operating profit before changes in working capital from RMB256.4 million in 2003 to RMB675.8 million in 2004, which was partly offset by increased working capital changes. Changes in working capital contributed to a cash outflow of RMB211.9 million in 2004, compared to an inflow of RMB120.0 million in 2003, primarily due to (i) an decrease in trade and other payables of RMB53.1 million in 2004, compared to an increase in trade and other payables of RMB37.7 million in 2003, primarily attributable to deposits received for sale of hotel supplies, and (ii) an increase in trade and other receivables of RMB155.8 million in 2004, primarily as a result of improved operations in 2004, compared to a decrease in trade and other receivables of RMB109.6 million in 2003, mainly attributable to repayment of operating capital from Jin Jiang International, partly offset by a decrease in other financial assets at fair value through profit or loss of RMB27.1 million in 2004 primarily as result of disposal of a treasury bond by Jin Jiang International Finance in 2004, compared to a decrease of RMB13.6 million in 2003 primarily due to a disposal of investment in hotels by the Group.

*Investing activities*

The Group's investing activities mainly comprise purchases of property, plant and equipment, land use rights acquisitions and dispositions, and loan repayments received from and granted to related parties and companies disposed of by the Group, as well as distributions to equity holders. Loans granted to and repaid by the related parties mainly represent loans extended by Jin Jiang International Finance, as the intra-group financing center, to the subsidiaries and associated companies of Jin Jiang International and to the associated companies of the Group. Substantially all of the outstanding loans to the subsidiaries and associated companies of Jin Jiang International were extended before Jin Jiang International Finance was acquired by the Group from Jin Jiang International in March 2005, as Jin Jiang International Finance only provides intra-group financing service to the members of the Group.

In the six months ended 30 June 2006, net cash used in investing activities amounted to RMB355.7 million, consisting primarily of (i) purchases of property, plant and equipment, primarily relating to construction of Jin Jiang Inn Budget Hotels and hotel renovations of RMB284.2 million, (ii) loans granted to related parties, primarily the Group's associated companies, of RMB92.8 million, and (iii) acquisition of minority interests, primarily the acquisition of a 2.44% equity interest in Jin Jiang Hotels Development, of RMB112.1 million, partially offset by loan repayments received from related parties of RMB107.8 million.

In 2005, net cash used in investing activities amounted to RMB1,012.5 million, primarily consisting of purchases of property, plant and equipment, primarily relating to new hotel buildings, hotel renovations, additions to construction in progress and furniture, fittings and equipment, of RMB647.4 million, purchases of land use rights, in preparation for the Global Offering, of RMB767.3 million, loans granted to related parties of RMB292.8 million and loans of RMB170.0 million granted to companies disposed of by the Group in 2004 pursuant to the Reorganisation, as well as a distribution of RMB336.5 million to the equity holders, partially offset by loan repayments received from related parties of RMB461.6 million and loan repayments received from companies disposed of by the Group in 2004 pursuant to the Reorganisation of RMB580.0 million. The companies disposed of by the Group in 2004 mainly represented the food-related operations engaging in processing and distribution of livestock, poultry and egg products.

In 2004, net cash used in investing activities amounted to RMB222.6 million, consisting primarily of loans granted to related parties of RMB1,609.3 million, loans granted to companies disposed of by the Group in 2004 pursuant to the Reorganisation, of RMB614.5 million, purchases of property, plant and equipment, primarily relating to new hotel buildings, hotel renovations and additions to construction in progress, of RMB343.6 million, and disposal of discontinued operations of RMB151.0 million, partially offset by loan repayments received from related parties of RMB1,781.3 million and loan repayments received from companies disposed of by the Group in 2004 pursuant to the Reorganisation of RMB526.0 million.

In 2003, net cash used in investing activities amounted to RMB578.7 million, consisting primarily of loans granted to related parties of RMB1,106.5 million, loans granted to companies disposed of by the Group in 2004 pursuant to the Reorganisation of RMB485.5 million and purchases of property, plant and equipment, primarily relating to hotel renovations and additions to construction in progress, of RMB203.1 million, partially offset by loan repayments received from related parties of RMB805.4 million and loan repayments received from companies disposed of by the Group in 2004 pursuant to the Reorganisation of RMB164.0 million.

*Financing activities*

The Group's financing activities consist primarily of bank borrowings, related party borrowings, deposits from related parties and distribution of dividends. Deposits from related parties mainly represent deposits made by the subsidiaries and associated companies of Jin Jiang International and associated companies of the Group at Jin Jiang International Finance.

Net cash inflow from financing activities for the six months ended 30 June 2006 amounted to RMB187.5 million, consisting primarily of proceeds from bank borrowings of RMB822.0 million, partly offset by the repayment of bank borrowings of RMB573.0 million.

Net cash outflow from financing activities in 2005 amounted to RMB47.5 million, consisting primarily of repayments of bank borrowings of RMB1,133.9 million, repayments of related party borrowings of RMB586.1 million, primarily the repayments of loans by the Group and Jin Jiang International Finance to Jin Jiang International, and a decrease in deposits from related parties of RMB558.2 million. Such cash outflow was partially offset by proceeds of bank borrowings of RMB2,279.6 million, and capital injections from equity holders of RMB142.5 million which mainly related to the capital investments in Shanghai Linqing Inn and Jin Jiang International Hotel Investment by Jin Jiang International in 2005.

Net cash outflow from financing activities in 2004 amounted to RMB284.7 million, consisting primarily of repayment of bank borrowings of RMB1,123.0 million, partially offset by proceeds from related party borrowings of RMB541.0 million, primarily amounts borrowed by the Group from Jin Jiang International, proceeds of bank borrowings of RMB215.0 million and capital injections of RMB217.3 million, relating to the capital investments in Jin Jiang Inn, Wuhan Jin Jiang International Hotel and Jin Jiang International Hotel Investment by Jin Jiang International in 2004.

Net cash inflow from financing activities in 2003 amounted to RMB248.3 million, primarily consisting of proceeds of bank borrowings of RMB1,177.5 million, and proceeds from related party borrowings of RMB195.1 million relating to amounts borrowed by the Group from Jin Jiang International, partially offset by repayment of bank borrowings of RMB1,215.0 million and repayment of loans from the companies disposed of by the Group in 2004 pursuant to the Reorganisation of RMB110.1 million.

***Capital Expenditures***

The Group's principal capital expenditures relate to construction and renovation of hotels, replacement of furniture, fixtures and equipment, and acquisition of land use rights. The Group's total capital expenditures increased 199.2%, from RMB473.3 million in 2003 to RMB1,416.2 million in 2004, and further increased 33.5% to RMB1,890.0 million in 2005. A significant portion of the Group's capital expenditures in 2005 reflected the acquisition of land use rights in preparation for the Global Offering and the construction and renovation of Jin Jiang Inn Budget Hotels. The Group's total capital expenditures amounted to RMB362.3 million for the six months ended 30 June 2006.

The Group's current plans with respect to future capital expenditures are subject to change based upon the evolution of the Group's business plan, including potential acquisitions, the progress of the Group's capital projects, market conditions and the Group's outlook on future business conditions. Other than as required by law and the Listing Rules, the Group does not undertake any obligation to publish updates of its capital expenditures plans.

For the three months ending 31 December 2006 and the year ending 31 December 2007, the Group plans to incur approximately RMB458.0 million and approximately RMB1,274.3 million, respectively, in capital expenditures on hotel construction, hotel renovation and purchase of hotel furniture, fixtures and equipment.

The Group expects to finance its capital expenditures in 2006 and 2007 through a combination of cash generated from operations, the net proceeds from the Global Offering, bank loans and available bank facilities. The Group's ability to satisfy its capital expenditure requirements may be limited by its financial condition and results of operations and the liquidity of the international and domestic financial markets. For a more detailed discussion of factors that may affect the Group's ability to satisfy its financing requirements, see "Risk Factors — The Group may not be able to obtain sufficient funding for its capital expenditures and other funding requirements, which could limit its capacity for future business development."

**Working Capital**

Taking into account the financial resources available to the Group, including internally generated funds, the available banking facilities and the estimated net proceeds from the Global Offering, the Directors are of the opinion that the Group has sufficient working capital for its present requirement, that is for at least the next 12 months from the date of this prospectus.

## Borrowings

| | As at 31 December | | | As at 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | (RMB in millions) | | | |
| Borrowings included in non-current liabilities: | | | | |
| Bank borrowings — secured | 26.0 | 1.2 | 113.1 | 186.6 |
| Bank borrowings — unsecured | 352.9 | 18.0 | 965.1 | 1,217.1 |
| | 378.9 | 19.2 | 1,078.2 | 1,403.7 |
| Less: current portion of long-term unsecured bank borrowings | (14.0) | (3.0) | (4.0) | (4.0) |
| Less: current portion of long-term secured bank borrowings | — | — | (2.5) | (2.0) |
| | 364.9 | 16.2 | 1,071.7 | 1,397.7 |
| Borrowings included in current liabilities: | | | | |
| Bank borrowings — secured | 576.1 | 127.8 | 28.7 | 22.0 |
| Bank borrowings — unsecured | 833.2 | 185.3 | 370.0 | 300.0 |
| Other borrowings — unsecured | — | 185.0 | — | — |
| Current portion of long-term unsecured bank borrowings | 14.0 | 3.0 | 4.0 | 4.0 |
| Current portion of long-term secured bank borrowings | — | — | 2.4 | 2.0 |
| | 1,423.3 | 501.1 | 405.1 | 328.0 |

As at 31 December 2003, secured bank borrowings consisted of approximately RMB24.1 million guaranteed by third parties, approximately RMB1.9 million guaranteed by Jin Jiang International and approximately RMB576.1 million secured by land use rights and property, plant and equipment. As at 31 December 2004, secured bank borrowings consisted of approximately RMB23.2 million guaranteed by Jin Jiang International and approximately RMB105.8 million secured by property, plant and equipment. As at 31 December 2005, secured bank borrowings consisted of RMB141.8 million secured by property, plant and equipment. As at 30 June 2006, secured bank borrowings consisted of RMB208.6 million secured by property, plant and equipment.

The following table sets out the maturity of the borrowings included in non-current liabilities:

| | As at 31 December | | | As at 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | (RMB in millions) | | | |
| Between 1 and 2 years | 350.4 | 16.2 | 545.6 | 827.2 |
| Between 2 and 5 years | — | — | 496.1 | 510.5 |
| Over 5 years | 14.5 | — | 30.0 | 60.0 |
| | 364.9 | 16.2 | 1,071.7 | 1,397.7 |

### Capital Commitments

The following table sets out the aggregate amount of the Group's capital commitments as at 30 June 2006. The Group expects to fund such capital commitments principally from the proceeds from the Global Offering, cash generated from operations and bank loans. Please refer to note 36 of Appendix I to this prospectus.

| | At 30 June 2006 |
|---|---|
| | *(RMB'000)* |
| Acquisition of property, plant and equipment: | |
| — contracted but not provided for | 382,468 |

### Contractual Obligations

As at 30 June 2006, the Group had the following contractual obligations:

| | Payments due by period | | | |
|---|---|---|---|---|
| | Less than 1 year | 1–5 years | More than 5 years | Total |
| | | *RMB in millions* | | |
| Debt obligations | 328.0 | 1,337.7 | 60.0 | 1,725.7 |
| Operating lease obligations | 62.1 | 221.7 | 584.7 | 868.5 |
| | 390.1 | 1,559.4 | 644.7 | 2,594.2 |

Please refer to note 23 and note 36 of Appendix I to this prospectus.

In addition, there are four lease agreements the Group entered into with third parties for Jin Jiang Inn's operation. Under these agreements, the Group agreed to construct the hotel buildings, the titles of which will belong to the land use right holders (i.e., the landlords) upon completion of construction. See "Business — Properties — Leased Properties". These agreements also provide that the land use right holders must obtain all the requisite governmental approvals for the hotel building construction and operation. As at 30 September 2006, the four landlords named in the corresponding lease agreements have not secured the necessary governmental approvals for construction and the Group has not incurred any construction costs. However, the Group will be obligated to commence the construction upon the satisfaction of the precondition as described above. The capital expenditure the Group may incurred for these four Jin Jiang Inn Budget Hotels is estimated to be approximately RMB88.0 million, in aggregate.

### Amounts due from/to related parties

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | (RMB in millions) | | | |
| **Amounts due from related parties** | | | | |
| — Jin Jiang International | 486.9 | 471.4 | 8.0 | 63.5 |
| — Subsidiaries of Jin Jiang International | 225.2 | 617.2 | 2.3 | 4.1 |
| — Companies with common directors | 74.6 | 14.9 | 0.5 | 0.6 |
| — Jointly controlled entities of the Group | 78.4 | 74.7 | 42.8 | 45.8 |
| — Associated companies of the Group | 72.2 | 67.8 | 128.0 | 121.9 |
| **Amounts due to related parties** | | | | |
| — Jin Jiang International | (413.8) | (932.9) | (41.8) | (8.5) |
| — Subsidiaries of Jin Jiang International | (463.8) | (413.1) | (2.0) | (77.0) |
| — Companies with common directors | (148.9) | (130.0) | (5.0) | (0.9) |
| — Jointly controlled entities of the Group | (73.2) | (87.0) | (64.5) | (56.4) |
| — Associated companies of the Group | (4.5) | (12.1) | (14.0) | (43.8) |
| — A state-owned enterprise for purchase of a hotel property | — | — | (10.0) | (10.0) |
| — State-owned enterprises under the control of Shanghai SASAC | — | — | (28.5) | — |

As at 31 December 2003 and 31 December 2004, the amounts due to and due from Jin Jiang International, the subsidiaries of Jin Jiang International and companies with common directors (mainly representing the jointly controlled entities and associated companies of Jin Jiang International) related primarily to receivables and payables of a non-trade nature.

Amounts due from Jin Jiang International were comprised primarily of the loans extended by Jin Jiang International Finance and the operating capital extended by the hotels in which the Group held Hotel Interests to Jin Jiang International. Operating capital borrowed by Jin Jiang International during 2003 and 2004 reflected an internal funding policy of Jin Jiang International, under which Jin Jiang International collected cash from the hotels which generated stable and sufficient cash inflow to provide operating capital for other hotels or non-hotel related businesses. Those funds borrowed and lent among Jin Jiang International's group members were interest free, without fixed terms. By the end of 2005, these loans to Jin Jiang International had been fully settled. Amounts due to Jin Jiang International consisted primarily of deposits by Jin Jiang International to Jin Jiang International Finance and borrowings from Jin Jiang International. Most borrowings from Jin Jiang International were interest free, without fixed terms. Both the borrowings from Jin Jiang International and the deposits to Jin Jiang International Finance by Jin Jiang International had been fully settled as at 30 September 2006. The amounts due from Jin Jiang International were RMB63.5 million as at 30 June 2006, primarily consisting of a payable of RMB57.8 million to the Group, which was a payable from Shanghai SASAC, that was assumed by Jin Jiang International. The amounts due to Jin Jiang International were RMB8.5 million as at 30 June 2006, compared to RMB41.8 million as at 31 December 2005, primarily as a result of (i) the payment of RMB21.7 million to Jin Jiang International in relation to dividends payable by Hua Ting Hotel and Towers accrued before Jin Jiang International transferred its 50% equity interest to the Group pursuant to the Reorganisation; and (ii) the repayment to Jin Jiang International of RMB6.1 million of borrowings incurred by Shanghai Linqing Hotel Company Limited.

Amounts due from subsidiaries, jointly controlled entities, and associated companies of Jin Jiang International primarily represented the borrowings from Jin Jiang International Finance, which had been fully repaid by the end of 2005. Amounts due to subsidiaries, jointly controlled entities, and associated companies of Jin Jiang International consisted mainly of the deposits at Jin Jiang International Finance, which had been fully settled as at 30 June 2006.

As at 30 September 2006, all amounts of a non-trade nature due to and due from Jin Jiang International and its subsidiaries, jointly controlled entities and associated companies had been fully settled. All guarantees provided to the Group by Jin Jiang International had been released as at 30 June 2006. Currently, Jin Jiang International Finance has no intention to provide financing services to Jin Jiang International and its subsidiaries, jointly controlled entities and associated companies and vice versa.

**Trade and Other Receivables**

The Group's trade and other receivables primarily consist of trade receivables, amounts due from related parties, prepayments and deposits and loans to others. Prepayments and deposits mainly represent prepayments for inventory procurement and construction, as well as rental prepayments and deposits in respect of the properties leased by Jin Jiang Inn. Prepayments and deposits amounted to RMB79.7 million, RMB29.8 million, RMB46.6 million and RMB71.7 million, respectively, as at 31 December 2003, 2004 and 2005 and 30 June 2006. Prepayments and deposits as at 31 December 2003 were relatively high, attributable primarily to prepayments for construction made by the food group, which was disposed of by the Group by the end of 2004 pursuant to the Reorganisation. The increases in prepayments and deposits as at 31 December 2005 and 30 June 2006 were mainly due to an increase in rental prepayments and deposits made by Jin Jiang Inn as a result of its business expansion.

The following table sets forth an aging analysis of the Group's trade receivables at the respective balance sheet dates shown:

| | **At 31 December** | | | **At 30 June** |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2006** |
| | | *(RMB in millions)* | | |
| Current to 3 months | 122.7 | 48.8 | 52.1 | 82.3 |
| 3 months to 1 year | 41.8 | 8.5 | 5.0 | 7.0 |
| Over 1 year | 126.4 | 7.0 | 8.7 | 8.6 |
| | 290.9 | 64.3 | 65.8 | 97.9 |

Please refer to Note 22 of Appendix I to this prospectus.

Trade receivables aged over one year as at 31 December 2003 amounted to RMB126.4 million, mainly reflecting the trade receivables aged over one year of the food group, respecting the impairment of which the Group has made appropriate provisions. The food group was disposed of by the Group at the end of 2004 pursuant to the Reorganisation.

### Net Current Assets Position

The Group had net current liabilities of RMB567.3 million, RMB90.8 million, RMB163.2 million as at 31 December 2003, 31 December 2004 and 31 December 2005, which resulted from its short-term bank borrowings and other payables. In June 2006, the Group, among other things, extended the maturity of two loans from Industrial and Commercial Bank of China of RMB70.0 million and RMB100.0 million to 25 April 2008 and 29 April 2008, respectively. As a result, as at 30 June 2006, the Group had a net current assets of RMB18.5 million.

The Group's net current assets as at 30 September 2006 were approximately RMB123.0 million, comprising current assets of approximately RMB1,176.4 million and current liabilities of approximately RMB1,053.4 million. As of the same date, the Group's current assets consisted of inventories of RMB57.4 million, trade and other receivables of RMB349.6 million, restricted cash of RMB68.5 million, long-term bank deposits due within 12 months of RMB23.7 million and cash and cash equivalents of RMB677.2 million. The Group's current liabilities as of the same date consisted of trade and other payables of RMB722.0 million, income taxes payable of RMB80.9 million and borrowings of RMB250.5 million.

## INDEBTEDNESS

At the close of business on 30 September 2006, being the latest practicable date prior to the printing of the prospectus for the purpose of this indebtedness statement, the Group had total debt of RMB1,830.5 million as set forth below:

| | Secured | Unsecured | Total |
|---|---|---|---|
| | | *(RMB in millions)* | |
| Short-term bank borrowings | 22.0 | 203.3 | 225.3 |
| Current portion of long-term bank borrowings | 21.2 | 4.0 | 25.2 |
| Non-current portion of long-term bank borrowings | 159.0 | 1,421.0 | 1,580.0 |
| | 202.2 | 1,628.3 | 1,830.5 |

As at 30 September 2006, bank borrowings of RMB202.2 million were secured by property, plant and equipment of the Group with a net book value of RMB320.0 million.

As at 30 September 2006, the Group had no material contingent liabilities.

Save as disclosed in this prospectus, the Group did not have any outstanding debt securities issued and outstanding or authorised or otherwise created but unissued, term loans, other borrowings or indebtedness in the nature of borrowing including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments, mortgages and charges, material contingent liabilities or guarantees outstanding at the close of business on 30 September 2006.

The Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 30 September 2006 and up to the Latest Practicable Date.

### No material adverse change

Except for the changes disclosed in the paragraphs above headed "Recent Developments" and "Indebtedness", there has been no material adverse change in the financial or trading position or prospects of the Company since 30 June 2006.

## MARKET RISKS

The Group is exposed to the following market risks.

### Interest Rate Risk

The PBOC has the sole authority in the PRC to establish and adjust the benchmark interest rates for RMB-denominated borrowings. Financial institutions in China set their effective interest rates based on the benchmark interest rates set by the PBOC. As at 30 September 2006, more than 90% of the Group's bank borrowings are denominated in Renminbi and borrowed from domestic commercial banks at interest rates that vary in accordance with the benchmark interest rates set by the PBOC. Interest rates on the Group's bank loans are subject to adjustments by the Group's lenders in accordance with changes in the PBOC benchmark rates. Historically, the Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

The Group is exposed to interest rate risk resulting from changes in interest rates on its short-term and long-term debt. Increases in interest rates will increase its interest expense on outstanding borrowings and the cost of new borrowings, and therefore could have a material adverse effect on the Group's financial position. Please refer to note 23 in the Accountants' Report included as Appendix I to this prospectus for the effective interest rates on the Group's borrowings at each balance sheet date during the Track Record Period.

### Foreign exchange

Most of the Group's sales and costs are denominated in RMB. The RMB currently is not a freely convertible currency. Since 1994, the conversion of RMB into foreign currencies has been based on rates set by the PBOC. From 1994 to 20 July 2005, the official exchange rate for the conversion of RMB to US dollars was generally stable. On 21 July 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The central parity rate of Renminbi rose to 7.8804 to the US dollar on 6 November 2006, bringing the currency's total appreciation to more than 5.03% since reform of the exchange rate system began in July 2005. The PRC government may take further actions that could cause future exchange rates to vary significantly from current or historical exchange rates.

As at 30 September 2006, the Group's outstanding borrowings denominated in US dollars amounted to US$7.8 million. The Group converts RMB to US dollars to service its US dollar-denominated debt obligations. Any appreciation of the US dollar will increase the Group's expenses on these outstanding borrowings, and therefore could have a material adverse effect on its financial position. Moreover, the Group's financial results are denominated in RMB, whereas the dividends on its H Shares, if any, will be paid in Hong Kong dollars. Therefore, any devaluation of the RMB could adversely affect the value of the Group's net assets, earnings and any cash dividends declared on its H Shares in foreign currency terms. See "Risk Factors — Risks Relating to the PRC — Government control of currency and future movements in exchange rates may affect the Company's ability to remit dividends and, therefore its business, financial condition and results of operations." Historically, the Group has not used any forward contracts, currency borrowings or other means to hedge its currency exposure.

### Inflation

In the past three years, the PRC has not experienced significant inflation, and thus inflation has not had a significant effect on the Group's business during the Track Record Period. According to the National Bureau of Statistics, the changes in the consumer price index in the PRC were 1.2%, 3.9% and 1.8% for 2003, 2004 and 2005, respectively.

## DISCLOSURE UNDER THE LISTING RULES

The Group confirms that, as at the Latest Practicable Date, there have been no matters which would cause the Group to make the disclosure under Rules 13.13 to 13.19 of the Listing Rules.

The Directors acknowledge the requirements under Rule 13.09(2) of the Listing Rules to ensure dissemination of information by Jin Jiang Hotels Development in the PRC and Hong Kong market. As the holding company of Jin Jiang Hotels Development, the Company will inform the Stock Exchange and release announcements, including the publication of quarterly and/or interim results of Jin Jiang Hotels Development, in Hong Kong at the same time when Jin Jiang Hotels Development releases the corresponding announcements in the PRC.

## PROPERTY

Particulars of the property interests of the Group and its jointly controlled entities are set out in Appendix V to this prospectus. American Appraisal China Limited has valued the property interests of the Group and its jointly controlled entities as at 30 September 2006. A summary of values and valuation certificates issued by American Appraisal China Limited are included in Appendix V to this prospectus.

The table below sets forth (i) the reconciliation of the net book value of the Group's property interests as at 30 June 2006 with such interests as at 30 September 2006; and (ii) the reconciliation of the net book value of the Group's property interests and the valuation of such property interests as at 30 September 2006:

| | *(RMB million)* *(unaudited)* |
|---|---|
| Net book value of property interests of the Group as at 30 June 2006 *(Note 1)* | |
| —Plant and machinery | 268 |
| —Buildings | 2,426 |
| —Construction in process | 495 |
| —Renovation and leasehold improvements | 245 |
| —Land use rights | 849 |
| | 4,283 |
| Movements for the three months ended 30 September 2006 | |
| —Additions | 50 |
| —Disposals | (6) |
| —Depreciation/Amortization | (67) |
| Net book value as at 30 September 2006 | 4,260 |
| Valuation surplus as at 30 September 2006 | 10,594 |
| Valuation as at 30 September 2006 *(Note 2)* | 14,854 |

*Notes:*

(1) The property interests of the Group as indicated above are comprised of the properties valued by American Appraisal China Limited and contained in Appendix V to this prospectus, which are different from the items on the consolidated balance sheets and the accompanying notes in the Accountants' Report in Appendix I.

(2) The amount is arrived at after deducting RMB1,956 million, being an amount representing the relevant values of properties held by jointly controlled entities which should not be proportionately consolidated by the Group.

## PROFIT FORECAST

The Group forecasts that, on the bases and assumptions set out in Appendix III to this prospectus and in the absence of unforeseen circumstances, the Group's forecast consolidated profit attributable to equity holders for the year ending 31 December 2006 will not be less than RMB331.1 million. The profit forecast for the year ending 31 December 2006 has been prepared by the Group's Directors based on the audited consolidated results of the Group for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006. Please refer to "Appendix III — Profit Forecast for the Year Ending 31 December 2006".

## UNAUDITED PRO FORMA FORECAST EARNINGS PER SHARE

The following unaudited pro forma forecast earnings per Share has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had taken place on 1 January 2006. This unaudited pro forma forecast earnings per Share has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial results of the Group following the Global Offering.

| | |
|---|---|
| Forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 *(Note 1)* | not less than RMB331.1 million (approximately HK$327.6 million) |
| Pro forma forecast earnings per Share *(Note 2)* | RMB0.0753 (approximately HK$0.0745) |

*Notes:*

1. The forecast consolidated profit attributable to equity holders for the year ending 31 December 2006 is extracted from the section headed "Financial Information — Profit Forecast" in this prospectus. The bases and assumptions on which the above profit forecast for the year ending 31 December 2006 has been prepared are summarised in Appendix III to this prospectus. The Directors have prepared the forecast of the consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 based on the audited consolidated results of the Group for the six months ended 30 June 2006, unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006. The forecast has been prepared on the basis of accounting policies being consistent in all material respects with those presently adopted by the Group as set out in note 3 of Section II of Accountants' Report, contained in Appendix I to this prospectus.

2. The unaudited pro forma forecast earnings per Share is calculated by dividing the forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 by a total of 4,400,000,000 Shares in issue, assuming that the Global Offering has been completed on 1 January 2006 (without taking into account the Over-allotment Option).

3. The pro forma financial information is not prepared in accordance with Hong Kong Financial Reporting Standards.

## DIVIDENDS AND DIVIDEND POLICY

No dividends were declared for 2003 and 2004. In September 2005, the Company declared a dividend of RMB146.1 million, which was paid by the Company on 20 September 2006. In March 2006, the Company declared dividends of RMB26.5 million, which was paid by the Company on 20 September 2006. The Company cannot guarantee dividends will be paid in the future. The Company will declare dividends, if any, in Renminbi with respect to H Shares on a per Share basis and will pay such dividends in HK Dollars. Any final dividends for a financial year will be subject to shareholders' approval. Under the Company Law and the Articles of Association, all of the Company's shareholders have equal rights to dividends and distributions. The holders of H Shares will share proportionately on a per Share basis in all dividends and other distributions the Group declares.

The declaration of dividends is subject to the discretion of the Board of the Company, which the Company expects will take, without limitation, the following factors into account:

- the Company's financial condition and results of operations;
- capital requirements;
- contractual restrictions, if any, on the payment of dividends by the Company to the its shareholders or by the subsidiaries to the Company;
- the interests of the Company's shareholders;
- the effect on the Company's creditworthiness;
- general business conditions; and
- other factors the Board may deem relevant.

Because the Company is a joint stock company with limited liability incorporated in China, the Company's dividend distribution policy is subject to the Company Law and certain provisions required by Chinese law included in the Company's articles of association. These requirements stipulate that the Company may only distribute net profit attributable to shareholders as dividends after the Company has allocated:

- sufficient funds to make up for cumulative prior year losses, if any; and
- 10% of the Company's after-tax profit as determined under PRC GAAP to a statutory common reserve fund, until the fund aggregates 50% of the Group's registered capital.

Under Chinese law, the Company's distributable earnings will be equal to the Company's net profit determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory common reserve fund.

The Directors intend to declare and recommend dividends which would amount to an aggregate of not less than 35% of the net profit from ordinary activities attributable to shareholders of the Company for each full financial year subsequent to the Global Offering. Such intention does not amount to any guarantee or representation or indication that the Company must or will declare and pay dividends in such manner or declare and pay any dividends at all. Cash dividends on the Shares, if any, will be paid in Hong Kong dollars.

Furthermore, the dividend policy of the Group's significant subsidiaries, such as Jin Jiang Hotels Development, also affects the Company's ability to distribute dividends. Please refer to "Risk Factors — Risks Relating to the Group — The Company may be unable to pay any dividends on its H Shares".

## DISTRIBUTABLE RESERVES

As of 30 June 2006, the Company had approximately RMB159.3 million of unaudited reserves available for distribution to the shareholders, representing the unaudited retained profits of the Company as of that date as determined under PRC GAAP. After completion of the Global Offering, the Company's distributable reserves will be based on its retained profits as determined under HKFRS or PRC GAAP, whichever is lower. As of 30 June 2006, the Company had retained profit of RMB290.4 million as determined under HKFRS.

## UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following is an illustrative statement of the Group's unaudited pro forma adjusted net tangible assets attributable to the Company's equity holders which has been prepared for the purpose of illustrating the effect of the Global Offering as if it had been taken place on 30 June 2006 and based on the Group's audited consolidated net tangible assets as at 30 June 2006 as shown in the Accountants' Report, the text of which is set out in Appendix I to the prospectus and is adjusted as described below. Please refer to "Appendix II — Unaudited Pro Forma Financial Information":

| | **Adjusted net tangible assets attributable to the equity holders of the Company as at 30 June 2006** *(Notes 1 & 2)* | **Estimated net proceeds from the Global Offering** *(Note 3)* | **Unaudited pro forma adjusted net tangible assets** | **Unaudited pro forma adjusted net tangible assets per Share** *(Note 4)* | |
|---|---|---|---|---|---|
| | *RMB' million* | *RMB' million* | *RMB' million* | *RMB* | *HK$* |
| Based on an Offer Price of HK$1.81 per Share | 3,270.7 | 1,891.9 | 5,162.6 | 1.17 | 1.16 |
| Based on an Offer Price of HK$2.20 per Share | 3,270.7 | 2,314.6 | 5,585.3 | 1.27 | 1.26 |

*Notes:*

1. The adjusted net tangible assets attributable to the equity holders of the Company as at 30 June 2006 is extracted from the Accountants' Report set out in Appendix I to the prospectus, which is based on the audited consolidated capital and reserves attributable to the Company's equity holders as at 30 June 2006 of RMB3,289.9 million with an adjustment for the intangible assets as at 30 June 2006 of RMB19.2 million.

2. Details of valuation of the Group's properties as at 30 September 2006 are set out in Appendix V to this prospectus. The Group will not incorporate the revaluation surplus in its accounts. It is the Group's accounting policy to state its property, plant and equipment and land use rights at cost less accumulated depreciation/amortisation and any impairment loss rather than at revalued amounts. With reference to the valuation of the Group's properties as set out in Appendix V to this prospectus, there was a revaluation surplus of the Group's property interests of approximately RMB10,594 million. Had the properties been stated at such valuation, an additional depreciation and amortisation charge of approximately RMB347 million per annum would have been incurred.

3. The estimated net proceeds from the Share Offer are based on the Offer Price of HK$1.81 to HK$2.20 per Share respectively, after deduction of the underwriting fees and other expenses payable by the Group and takes no account of any Shares which may be issued pursuant to the Over-allotment Option.

4. The calculation of the unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustment referred to in the preceding paragraph and a total of 4,400,000,000 Shares (including the Shares in issue as at the date of this prospectus and the Shares to be issued pursuant to the Global Offering but taking no account of any Shares which may be issued pursuant to the Over-allotment Option).

5. No adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to 30 June 2006.

6. The pro forma financial information is not prepared in accordance with Hong Kong Financial Reporting Standards.

## FUTURE PLANS AND USE OF PROCEEDS

### Future Plans

The Directors believe that the demand for hotel accommodation will continue to grow over the next few years as result of the robust PRC economy and the increase in mobility of leisure and business travellers. The Group's business strategy is to build upon the "Jin Jiang" brand names to create a diversified portfolio of luxury and budget accommodation to cater for all sectors of the hotel industry. In particular, the Group seeks to:

- **Develop and increase the network of Jin Jiang Inn Budget Hotels**

  The Group intends to continue to expand its geographical network by enhancing and developing its present Jin Jiang Inn Budget Hotels network, in particular, by selectively adding to its franchise network. In 2005, there were a total of 110 Jin Jiang Inn Budget Hotels. It hopes to increase this figure to 180 by the end of 2006, and to increase to about 600 by 2010 if the current business situation continues.

- **Renovate its Landmark Hotels and Luxury Hotels and expand its hotels portfolio by building or acquiring new hotels**

  The Group's hotels, namely Peace Hotel, Cypress Hotel and Jin Jiang Tower have not had any major renovations for the last decade. In order to stay competitive in the market, the Group intends to improve the attractiveness of its current portfolio of Landmark Hotels and Luxury Hotels to maximise the value of its existing assets. The Group considers the Landmark Hotels to be gems in their portfolio which are rich in history and culture, and intends to uncover their inherent value by restoring and developing them to their former glory. The Group believes that it will be able to command higher room rates and to improve the Occupancy Rates of its Landmark Hotels after the renovation of these Landmark Hotels have been carried out, which would increase their revenue contribution.

  Further, the Group also plans to establish more footholds in PRC cities or other countries where its presence is weak, either by building new hotels, especially Luxury Hotels or through the acquisition of existing hotels.

- **Develop and expand through management contracts, more systematic branding and marketing channels**

  The Group believes that its position as market leader in the PRC in Star-rated hotel management allows it to grow its business. Securing more management contracts would not only improve the Group's return on capital, but would also develop the "Jin Jiang" brand name at a faster pace.

  The Group will lease from Jin Jiang International upon completion of registration of such trademark to identify all of its managed Star-rated hotels. In order to have a more unified system in promoting its hotels, the Group intends to acquire or establish other brand names or logos to represent its Landmark Hotels and Commercial Hotels. By then, will refer to the Group's Luxury Hotels only. This would allow the guests to have a clearer idea of the star rating and standard of each of the Group's hotels.

## Use of Proceeds

The Directors plan to use the net proceeds from the Global Offering to finance the Group's capital expenditures and business expansion, strengthen the Group's capital base and improve its financial position.

The net proceeds from the Global Offering (after deduction of underwriting fees and estimated expenses payable by the Company in relation to the Global Offering, assuming the Over-allotment Option is not exercised and assuming an Offer Price of HK$2.005 per H Share, being the mid-point of the proposed Offer Price range from HK$1.81 to HK$2.20 per H Share) are estimated to be approximately HK$2,081.2 million (approximately RMB2,103.2 million). The Company currently intends to use the net proceeds from the Global Offering as follows:

- Approximately HK$1,091.6 million (approximately RMB1,103.2 million) is to be injected into Jin Jiang International Hotel Investment pursuant to a capital increase arrangement between the Company and Jin Jiang Hotels Development on a pro rata basis, for the development and expansion of the Jin Jiang Inn Budget Hotels network.

- Approximately HK$494.8 million (approximately RMB500.0 million) is to be used for the refurbishment of the Landmark Hotels and Luxury Hotels.

- Approximately HK$494.8 million (approximately RMB500.0 million) is to be used for the repayment of a portion of the Group's bank borrowings, the details of which are set forth below:

| Name of Bank | Drawdown date | Maturity date | Principal amount *RMB'000* | Amount to be repaid *RMB'000* | Balance *RMB'000* | Interest rate | Loan purpose |
|---|---|---|---|---|---|---|---|
| Bank of China | 29 June 2006 | 29 June 2009 | 100,000 | 100,000 | — | 5.427% | subscription of shares in Jin Jiang Hotels Development |
| Bank of Communications | 10 July 2006 | 9 July 2008 | 50,000 | 50,000 | — | 5.427% | subscription of shares in Jin Jiang Hotels Development |
| ICBC | 25 November 2005 | 25 April 2008 | 70,000 | 70,000 | — | 5.427% | repayment of loans owed to Jin Jiang International |
| ICBC | 29 November 2005 | 29 April 2008 | 100,000 | 100,000 | — | 5.184% | repayment of loans owed to Jin Jiang International |
| ICBC | 26 December 2005 | 15 November 2007 | 250,000 | 180,000 | 70,000 | 5.184% | settlement of current account balance between Jin Jiang International and the Group |
| Total | | | 570,000 | 500,000 | 70,000 | | |

If the Offer Price is determined at the highest point of the stated range, the proceeds would be increased by approximately HK$209.1 million (RMB211.3 million). If the Offer Price is determined at the lowest point of the stated range, the proceeds would be decreased by approximately HK$209.1 million (RMB211.3 million). In such event, the net proceeds invested for the refurbishment of the Landmark Hotels and Luxury Hotels will be adjusted accordingly.

To the extent that the net proceeds from the Global Offering are not immediately used for the above purposes, it is the present intention of the Directors to place such proceeds on short term deposits with authorised financial institutions and/or licensed banks in Hong Kong and/or the PRC.

In the event that the Over-allotment Option is exercised in full, assuming an Offer Price of HK$2.005 per H Share (being the mid-point of the proposed Offer Price range), the additional net proceeds of approximately HK$322.5 million (approximately RMB325.9 million) will be used for repayment of the following Group's bank borrowings:

| Name of bank | Drawdown date | Maturity date | Principal amount | Amount to be repaid | Balance | Interest rate | Loan purpose |
|---|---|---|---|---|---|---|---|
| | | | *RMB'000* | *RMB'000* | *RMB'000* | | |
| Bank of Communications | 18 September 2006 | 17 September 2008 | 100,000 | 100,000 | — | 5.670% | Acquisition of equity interests in Hong Kong companies |
| ICBC | 25 December 2005 | 15 November 2007 | 70,000 (the outstanding part of the 5th loan stated above) | 70,000 | — | 5.184% | Settlement of current account balance between Jin Jiang International and the Group |
| ICBC | 26 December 2005 | 26 December 2007 | 250,000 | 156,000 | 94,000 | 5.184% | Acquisition of land use rights |
| Total | | | 420,000 | 326,000 | 94,000 | | |

## UNDERWRITERS

### Names of Hong Kong Underwriters

BNP Paribas Peregrine Capital Limited
UBS AG acting through its business group, UBS Investment Bank

DBS Asia Capital Limited
First Shanghai Securities Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited

### Names of International Underwriters

BNP Paribas Peregrine Capital Limited
UBS AG acting through its business group, UBS Investment Bank

DBS Asia Capital Limited
First Shanghai Securities Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited

## UNDERWRITING ARRANGEMENTS AND EXPENSES

### Hong Kong Public Offering

*Hong Kong Underwriting Agreement*

Pursuant to the Hong Kong Underwriting Agreement, the Company is offering Hong Kong Offer Shares (subject to adjustment) for subscription by way of the Hong Kong Public Offering on and subject to the terms and conditions of this prospectus and Application Forms.

Subject to the Listing Committee of the Stock Exchange granting listing of and permission to deal in the H Shares (including any additional H Shares which may be issued upon the exercise of the Over-allotment Option) and any H Shares which may be converted from the Domestic Shares and transferred to SSF for retention upon the exercise of the Over-allotment Option), and certain other conditions set out in the Hong Kong Underwriting Agreement, the Hong Kong Underwriters have severally agreed to subscribe or procure subscriptions, on the terms and conditions of this prospectus, the Application Forms and the Hong Kong Underwriting Agreement, for the Hong Kong Offer Shares now being offered and which are not taken up under the Hong Kong Public Offering.

*Grounds for termination*

The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Offer Shares will be subject to termination by notice in writing from the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) if any of the following events occurs prior to 8:00 a.m. on the day on which dealings in the H Shares first commence on the Stock Exchange:

(1) there has come to the notice of the Joint Global Coordinators:

(a) that any statement, considered by the Joint Global Coordinators to be material, contained in this prospectus and/or the Application Forms in relation to the Global Offering was, when it was issued, or has become, untrue, incorrect or misleading or that any forecasts, expressions of opinion, intention or expectation considered by the Joint Global Coordinators to be material to the Global Offering expressed in this prospectus and/or the Application Forms are not, fair and honest and based on reasonable assumptions, when taken as a whole; or

(b) that any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of this prospectus, constitute an omission therefrom reasonably considered by the Joint Global Coordinators to be material to the Global Offering; or

(c) any breach of any of the obligations imposed upon any party to the Hong Kong Underwriting Agreement or the International Underwriting Agreement (other than upon any of the Joint Global Coordinators or Underwriters) considered by the Joint Global Coordinators to be material to the Global Offering; or

(d) any change or development involving a prospective change in the conditions, business affairs, prospects, profits, losses or the financial or trading position or performance of any member of the Group which is considered by the Joint Global Coordinators to be material to the Global Offering; or

(e) any breach of any of the warranties under the Hong Kong Underwriting Agreement considered by the Joint Global Coordinators to be material to the Global Offering; or

(f) approval by the Listing Committee of the Stock Exchange of the listing of, and permission to deal in, the H Shares (including any additional H Shares that may be issued upon the exercise of the Over-allotment Option or that may be transferred to SSF for retention upon the exercise of the Over-allotment Option) is refused or not granted, other than subject to customary conditions, on or before the date of approval of the listing, or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld; or

(g) the Company withdraws this prospectus (or any other documents used in connection with the contemplated offering of the Offer Shares) or the Global Offering; or

(h) any person (other than any of the Joint Global Coordinators or Hong Kong Underwriters) has withdrawn or sought to withdraw its consent to being named in this prospectus or to the issue of this prospectus; or

(2) there shall develop, occur, exist or come into effect:

(a) any event, or series of events, beyond the reasonable control of the Hong Kong Underwriters (including, without limitation, acts of government, strikes, calamity, crisis, lock-outs, fire, explosion, flooding, civil commotion, acts of war, outbreak or escalation of hostilities (whether or not war is declared), acts of God, acts of terrorism, declaration of a national or international emergency, riot, public disorder, economic sanctions, outbreaks of diseases, pandemics or epidemics including SARS and H5N1 and such related or mutated forms or interruption or delay in transportation); or

(b) any change or development involving a prospective change, or any event or series of events likely to result in or representing any change or development involving a prospective change, in local, national, regional, international, financial, economic, political, military, industrial, fiscal, regulatory or market conditions or matters or monetary or trading settlement systems (including any moratorium, suspension or restriction on trading in securities generally on the Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Shanghai Stock Exchange, or a fluctuation in the exchange rate of the Hong Kong dollar against any foreign currency, or any interruption in securities settlement or clearance service or procedures in Hong Kong, New York, London, United States or Shanghai; or

(c) any new law or change or development involving a prospective change in existing laws or any change or development involving a prospective change in the interpretation or application thereof by any court or other competent authority in any of Hong Kong, the PRC, the United Kingdom, the United States or Japan (the "Specific Jurisdictions"); or

(d) the imposition of economic sanctions, in whatever form, directly or indirectly, by, or for the United States or by the European Union (or any member thereof) on any of the Specific Jurisdictions; or

(e) a change or development involving a prospective change in taxation or exchange control (or the implementation of any exchange control), currency exchange rates or foreign investment laws in any of the Specific Jurisdictions or affecting an investment in the H Shares; or

(f) any change or development involving a prospective change, or a materialisation of, any of the risks set out in the section headed "Risk Factors" in this prospectus; or

(g) any litigation or claim of any third party being threatened or instigated against any member of the Group; or

(h) a Director being charged with an indictable offence or prohibited by operation of law or otherwise disqualified from taking part in the management of a company; or

(i) the chairman or chief executive officer of the Company vacating his or her office; or

(j) the commencement by any regulatory or political body or organisation of any action against a Director or an announcement by any regulatory or political body or organisation that it intends to take any such action; or

(k) a contravention by any member of the Group of the Companies Ordinance or any of the Listing Rules; or

(l) a prohibition on the Company for whatever reason from allotting or selling the Offer Shares pursuant to the terms of the Global Offering; or

(m) non-compliance of this prospectus (or any other documents used in connection with the contemplated offering of the Offer Shares) or any aspect of the Global Offering with the Listing Rules or any other applicable laws or regulations; or

(n) other than with the approval of the Joint Global Coordinators, the issue or requirement to issue by the Company of a supplement or amendment to this prospectus or the offering circular relating to the International Placing (or any other documents used in connection with the contemplated offering of the Offer Shares) pursuant to the Companies Ordinance or the Listing Rules; or

(o) a valid demand by any creditor for repayment or payment of any indebtedness of any member of the Group or in respect of which any member of the Group is liable prior to its stated maturity; or

(p) any loss or damage sustained by any member of the Group (howsoever caused and whether or not the subject of any insurance or claim against any person); or

(q) a petition is presented for the winding-up or liquidation of any member of the Group or any member of the Group makes any composition or arrangement with its creditors or enters into a scheme of arrangement or any resolution is passed for the winding-up of any member of the Group or a provisional liquidator, receiver or manager is appointed to take over all or part of the assets or undertaking of any member of the Group or anything analogous thereto occurs in respect of any member of the Group; or

(r) any general moratorium on commercial banking activities in Hong Kong (imposed by the Financial Secretary of Hong Kong and/or the Hong Kong Monetary Authority or otherwise), New York (imposed at the United States federal or New York state level or otherwise), Japan, the United Kingdom, the PRC or the European Union; or a disruption in commercial banking or securities settlement or clearance services in the aforesaid jurisdictions.

which in each case in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) (1) is or will or could be reasonably expected to have a material adverse effect on the general affairs, management, business, financial, trading or other condition or prospects of the Group taken as a whole; or (2) has or will have or could be reasonably expected to have a material adverse effect on the success, marketability or pricing of the Global Offering or the level of applications under the Hong Kong Public Offering or the level of interest under the International Placing; or (3) makes it or will make it inadvisable, inexpedient or impracticable for the Global Offering to proceed on the terms and in the manner contemplated in the offer documents or to market the Global Offering; or (4) has or would have the effect of making any part of the Hong Kong Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payment pursuant to the Global Offering or pursuant to the underwriting thereof.

*Undertakings*

The Company has undertaken to each of the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters in the Hong Kong Underwriting Agreement that, except pursuant to the Global Offering (including pursuant to the Over-allotment Option) or with the prior written consent of the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) and unless in compliance with the requirements of the Listing Rules, it will not, and will procure that Jin Jiang Hotels Development will not, allot or issue, or agree to allot or issue, shares or other securities of the Company or of Jin Jiang Hotels Development (including warrants or other convertible or exchangeable securities) or grant or agree to grant any options, warrants or other rights to subscribe for or convertible or exchangeable into shares or other securities of the Company or of Jin Jiang Hotels Development or repurchase shares or other securities of the Company or of Jin Jiang Hotels Development or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any shares of the Company or Jin Jiang Hotels Development or offer to or agree to do any of the foregoing or announce any intention to do so during the six months immediately following the date of Listing and in the event that the Company doing any of the foregoing by virtue of the aforesaid exceptions or during the period of six months immediately following the expiry of the first six months period after the date of Listing, it will take all reasonable steps to ensure that any such act will not create a disorderly or false market for any shares or other securities of the Company.

Each of Jin Jiang International and Huating Group have undertaken to each of the Joint Global Coordinators, the Sponsor, the Company and the Hong Kong Underwriters that it shall not, without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and of the Stock Exchange, and unless all the relevant requirements under the Listing Rules and all applicable laws are complied with, in the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in this prospectus and ending on a date which is six months from the date of Listing (the "Lock-up Period"):

(a) transfer or dispose of, nor enter into any agreements to transfer or dispose of or otherwise create any options, rights, interests or encumbrances in respect of any of such securities of the Company in respect of which either of them is shown by this prospectus to be the beneficial owner(s) or any interest in such securities (which includes any interest in a company which holds any such securities) or securities that constitute or confer the right to receive such securities or securities convertible into or exercisable or exchangeable for or repayable with such securities; or

(b) enter into a swap agreement or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such securities, whether any such swap agreement or other agreement or transaction is to be settled by delivery of such securities or other securities, in cash or otherwise; or

(c) agree (conditionally or unconditionally) to enter into or effect any transaction with the same economic effect as any of the transactions referred to in paragraphs (a) or (b) above; or

(d) announce any intention to enter into or effect any of the transactions referred to in paragraphs (a), (b) or (c) above.

Each of Jin Jiang International and Huating Group has undertaken to each of the Joint Global Coordinators, the Sponsor, the Company and the Hong Kong Underwriters that it shall not, without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and of the Stock Exchange, and unless all the relevant requirements under the Listing Rules and all applicable laws are complied with, will procure that the relevant registered holder(s) shall not, directly or indirectly, in the period of six months commencing on the date on which the Lock-up Period expires do any of the foregoing if immediately following such action(s), Jin Jiang International would cease to be a controlling shareholder of the Company for the purposes of the Listing Rules.

In the event that either Jin Jiang International or Huating Group takes any such action aforementioned, Jin Jiang International or Huating Group (as the case may be) shall take all reasonable steps to ensure that any such action will not create a disorderly or false market for any Offer Shares or other securities of the Company.

Jin Jiang International and Huating Group have further undertaken to each of the Company, the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters that within the period from the date by reference to which disclosure of their shareholdings in the Company is made in this prospectus and ending on the date which is 12 months from the date of Listing, each of them will:

(1) when it pledges or charges any securities or interests in the securities of the Company beneficially owned by them in favour of an authorised institution pursuant to Note 2 to Rule 10.07(2) of the Listing Rules, immediately inform the Company and the Sponsor in writing of such pledges or charges together with the number of securities and nature of interest so pledged or charged; and

(2) when it receives indications, whether verbal or written, from any pledgee or chargee that any of the pledged or charged securities or interests in the securities of the Company will be sold, transferred or disposed of, immediately inform the Company and the Joint Global Coordinators in writing of such indications.

The Company will inform the Stock Exchange and the Joint Global Coordinators as soon as it has been informed of the matters above (if any) by either of Jin Jiang International or Huating Group and disclose such matters by way of a press announcement.

**International Placing**

*International Underwriting Agreement*

In connection with the International Placing, the Company is expected to enter into the International Underwriting Agreement with the International Underwriters. Under the International Underwriting Agreement, the International Underwriters would, subject to certain conditions, severally agree to purchase the International Placing Shares or procure purchasers for the International Placing Shares.

Under the International Underwriting Agreement, the Company is expected to grant to the International Underwriters the Over-allotment Option, exercisable by the Joint Global Coordinators, on behalf of the Underwriters, within 30 days from the last day for the lodging of applications under the Hong Kong Public Offering, under which the Company may be required to issue up to an additional 165,000,000 H Shares, to, among other things, cover over-allocations in the International Placing, if any, in the Global Offering.

**Underwriting Commission**

The Underwriters will receive a commission of 2.5% of the aggregate Offer Price of all the Offer Shares (including any H Shares to be issued pursuant to the Over-allotment Option), out of which they will pay any sub-underwriting commission, and the Sponsor will in addition receive a financial advisory fee in relation to the Global Offering. Such fee and commission, together with the Stock Exchange listing fees, the Stock Exchange trading fee, the SFC transaction levy, legal and other professional fees, printing and other expenses relating to the Global Offering, which are currently estimated to be about HK$124.3 million in aggregate (based on an Offer Price of HK$2.005 per H Share, being the mid-point of the stated range of the Offer Price between HK$1.81 and HK$2.20 per H Share, and the assumption that the Over-allotment Option is not exercised) is to be borne by the Company.

**Restrictions on Offer of the Offer Shares**

The Hong Kong Offer Shares are offered solely on the basis of the information contained and representations made in this prospectus and the Application Forms, and on the terms and subject to the conditions set out herein and therein. No action has been taken to permit a public offering of the Offer Shares or the distribution of this prospectus in any jurisdiction other than Hong Kong. This prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation.

# UNDERWRITING

The offering of the International Placing Shares under the International Placing will be made pursuant to an offering circular. The distribution of the offering circular and the offer of the International Placing Shares may be restricted by law in certain jurisdictions. Persons into whose possession the offering circular or any of the International Placing Shares come are required to inform themselves about and to observe such restrictions. The offering circular contains a description of certain restrictions on the offering of the International Placing Shares under the offering circular.

## OFFER PRICE AND PRICE PAYABLE ON APPLICATION

The Offer Price will not be more than HK$2.20 and is expected to be not less than HK$1.81 per Offer Share. Based on the maximum Offer Price of HK$2.20 per Offer Share, plus 1% brokerage fee, 0.004% SFC transaction levy and 0.005% Stock Exchange trading fee, one board lot of 2,000 H Shares will amount to a total of HK$4,444.40.

The Offer Price is expected to be determined by the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before Saturday, 9 December 2006, or such later date as may be agreed by the Company and the Joint Global Coordinators (on behalf of the Underwriters).

If, based on the level of interest expressed by prospective institutional, professional and/ or other investors during the book building process, the Joint Global Coordinators (on behalf of the Underwriters and with the consent of the Company) consider it appropriate, the indicative Offer Price range and/or the number of Offer Shares may be reduced below that stated in this prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering.

In such a case, the Company will, as soon as practicable following the decision to make any such reduction, and in any event not later than the morning of the last day for lodging applications under the Hong Kong Public Offering, cause to be published in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) notice of the reduction in the indicative Offer Price range and/or number of Offer Shares. Such notice will also include confirmation or revision, as appropriate, of the offering statistics as currently set out in the section headed "Summary" and any other financial information which may change as a result of such reduction. The Offer Price, if agreed upon, will be fixed within such revised Offer Price range. **Before submitting applications for Hong Kong Offer Shares, applicants should have regard to the possibility that any announcement of a reduction in the indicative Offer Price range and/or number of Offer Shares may not be made until the day which is the last day for lodging applications under the Hong Kong Public Offering. Applicants under the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the indicative Offer Price range and/or number of Offer Shares is so reduced.**

If, for any reason, the Offer Price is not agreed between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before the Price Determination Date (or such later date as agreed), the Global Offering will not proceed and will lapse.

## CONDITIONS

Acceptance of all applications for the Offer Shares will be conditional upon:

(i) the Listing Committee of the Stock Exchange granting a listing of and permission to deal in the H Shares to be issued pursuant to the Global Offering (including any additional H Shares which may be issued pursuant to the exercise of the Over-allotment Option, and any H Shares which may be converted from the Domestic Shares and transferred to SSF for retention, subject only to allotment, upon the exercise of the Over-allotment Option);

(ii) the execution and delivery of the International Underwriting Agreement on or around Saturday, 9 December 2006; and

(iii) the obligations of the Underwriters under each of the Underwriting Agreements becoming unconditional (including the waiver of any condition(s) by the Joint Global Coordinators (on behalf of the Underwriters) and not being terminated in accordance with the terms of that agreement or otherwise,

in each case, on or before the dates and times specified in the Underwriting Agreements (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than 30 days after the date of this prospectus. If these conditions are not fulfilled, all application monies will be returned, without interest, on the terms set out in the sections headed "How to apply for Hong Kong Offer Shares" and "Terms and Conditions of the Hong Kong Public Offering". In the meantime, such monies will be held in a separate bank account with the receiving banker or other licensed bank(s) in Hong Kong.

The consummation of each of the Hong Kong Public Offering and the International Placing is conditional upon, amongst other things, the other becoming unconditional and not having been terminated in accordance with its terms.

## OFFER MECHANISM — BASIS OF ALLOCATION OF H SHARES

### The Global Offering

The Global Offering consists of the Hong Kong Public Offering and the International Placing. The 1,100,000,000 H Shares initially offered will comprise 990,000,000 H Shares (subject to adjustment and the Over-allotment Option as described below) being offered under the International Placing and 110,000,000 H Shares (subject to adjustment as described below) being offered under the Hong Kong Public Offering. The 1,100,000,000 H Shares being offered by the Company under the Global Offering will represent about 25% of the Company's enlarged share capital immediately after completion of the Global Offering (without taking into account the exercise of the Over-allotment Option).

BNP Paribas is the sponsor, and BNP Paribas and UBS are the joint global coordinators, joint bookrunners and joint lead managers, of the Global Offering.

Subject to possible reallocation on the basis set forth below, 110,000,000 H Shares, representing 10% of the total number of H Shares initially being offered under the Global Offering, will be offered to the public in Hong Kong under the Hong Kong Public Offering. The Hong Kong Public Offering is open to all members of the public in Hong Kong as well as to institutional and professional investors.

Out of the total 1,100,000,000 H Shares offered pursuant to the Global Offering, 990,000,000 H Shares (subject to possible reallocation set forth below), representing 90% of the total number of H Shares initially being offered under the Global Offering, will be placed with professional, institutional and/or other investors including the strategic investor and the cornerstone investors in Hong Kong and certain other jurisdictions under the International Placing. The International Placing Shares will be offered in Hong Kong and certain other jurisdictions outside the United States to non-US persons in offshore transactions, as defined in, and in reliance on, Regulation S, and in the United States to QIB, as defined in and in reliance on, Rule 144A or another exemption from registration under the US Securities Act.

The levels of indication of interest in the International Placing and the basis of allotment and the results of application under the Hong Kong Public Offering are expected to be published in the South China Morning Post (in English) and in the Hong Kong Economic Times (in Chinese) on or before Thursday, 14 December 2006.

The net proceeds from the Global Offering for the Company, after deducting commissions and expenses and assuming an Offer Price of HK$2.005 per H Share (being the mid-point of the stated range of the Offer Price between HK$1.81 and HK$2.20 per H Share) and that the Over-allotment Option is not exercised at all, are estimated to be about HK$2,081.2 million (approximately RMB2,103.2 million). If the Over-allotment Option is exercised in full (assuming the Offer Price is determined at the mid-point of the stated range), the Company would receive additional net proceeds (after deducting commissions and expenses attributable to the exercise of the Over-allotment Option) of about HK$322.5 million (approximately RMB325.9 million).

**The International Placing**

The Company is initially offering 990,000,000 International Placing Shares for subscription, representing 90% of the total number of H Shares initially being offered in the Global Offering, by way of the International Placing (which includes any H Shares placed to JJ Co-Invest (as defined in the section headed "Strategic Investment and Cornerstone Placing — Strategic Investment — Strategic Investor") and Cornerstone Investors (as defined in "Strategic Investment and Cornerstone Placing — Cornerstone Placing — The Cornerstone Placing")). The International Placing is subject to the Hong Kong Public Offering being unconditional.

The International Underwriters are soliciting from prospective professional, institutional and/or other investors indications of interest in acquiring International Placing Shares in the International Placing. Prospective professional, institutional and/or other investors will be required to specify the number of International Placing Shares they would be prepared to acquire either at different prices or at a particular price. This process is known as "book building". In Hong Kong, retail investors should apply for H Shares in the Hong Kong Public Offering, as retail investors applying for International Placing Shares, including retail investors applying through banks and other institutions, are unlikely to be allocated any International Placing Shares.

Allocation of the International Placing Shares pursuant to the International Placing is based on a number of factors, including the level and timing of demand and whether or not it is expected that the relevant investor is likely to buy further and/or hold or sell its H Shares after the Listing. Such allocation is generally intended to result in a distribution of the International Placing Shares on a basis which would lead to the establishment of a broad shareholder base to the benefit of the Company and its shareholders as a whole.

If the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators may, at their discretion, reallocate all or any unsubscribed H Shares originally included in the Hong Kong Public Offering to the International Placing.

In connection with the Global Offering, under the International Underwriting Agreement, the Company is expected to grant to the International Underwriters the Over-allotment Option which is exercisable by the Joint Global Coordinators (on behalf of the International Underwriters) within 30 days from the last day for lodging applications under the Hong Kong

Public Offering. Pursuant to the Over-allotment Option, the Company may be required to issue up to an aggregate of 165,000,000 additional H Shares at the Offer Price (in aggregate representing 15% of the number of H Shares initially being offered under the Global Offering) to, among other things, cover over-allocations in the International Placing on the same terms and conditions as the other Offer Shares. UBS or any person acting for it may also cover over-allocations in the International Placing by purchasing H Shares in the secondary market or by a combination of purchases in the secondary market and the exercise, in part or in full, of the Over-allotment Option. The number of H Shares that may be over-allocated will not exceed the maximum number of H Shares that may be issued under the Over-allotment Option. Any such secondary market purchases will be made in compliance with all applicable laws, rules and regulations. If the Over-allotment Option is exercised in full, on completion of the Global Offering, the H Shares (including the H Shares held by SSF) will represent about 30.48% of the Company's enlarged issued share capital.

The International Placing Shares (including any over-allocations) will be allocated prior to the commencement of trading of the H Shares on the Stock Exchange.

The International Underwriters or selling agents nominated by the International Underwriters will, on behalf of the Company, conditionally place the International Placing Shares to QIB in the United States (as defined in, and in reliance on, Rule 144A or another exemption from registration under the US Securities Act), and with professional, institutional and/or other investors in Hong Kong, Europe and other regions outside of the United States in offshore transactions, as defined in, and reliance on, Regulation S. The placing of the International Placing Shares shall be subject to the offering restrictions set out under the section "Information about this prospectus and the Global Offering" in this prospectus.

The International Placing is conditional on the same conditions as set out in the section headed "Conditions" above. The total number of International Placing Shares to be allotted and issued and/or offered pursuant to the International Placing may change as a result of the clawback arrangement referred to in the section headed "The Hong Kong Public Offering" below, the exercise of the Over-allotment Option, any reallocation of unsubscribed H Shares originally included in the Hong Kong Public Offering and any reallocation of H Shares from the International Placing to the Hong Kong Public Offering to satisfy valid applications under the Hong Kong Public Offering.

**The Hong Kong Public Offering**

The Company is initially offering 110,000,000 Hong Kong Offer Shares for subscription, representing 10% of the total number of H Shares initially being offered in the Global Offering, by way of the Hong Kong Public Offering. The Hong Kong Offer Shares are being offered at the Offer Price. The Hong Kong Public Offering is fully underwritten at the Offer Price by the Hong Kong Underwriters, subject to the execution and delivery of the Price Determination Agreement and the terms and conditions of the Hong Kong Underwriting Agreement.

The total number of H Shares available for subscription under the Hong Kong Public Offering (after taking into account any reallocation referred to below) is to be divided equally into two pools for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the brokerage fee, the SFC transaction levy and the Stock Exchange trading fee payable) or less. The H Shares in pool B will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy and the Stock Exchange trading fee payable) and up to the value of pool B. Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If H Shares in one (but not both) of the pools are undersubscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in the pool and be allocated accordingly.

Applicants can only receive an allocation of H Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications within either pool or between pools and any application for more than the total number of H Shares originally allocated to each pool (i.e., 55,000,000 H Shares) are liable to be rejected. Each applicant under the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him that he and any person(s) for whose benefit he is making the application have not received any H Shares under the International Placing, and such applicant's application is liable to be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

The allocation of the H Shares between the International Placing and the Hong Kong Public Offering is subject to adjustment. If the number of H Shares validly applied for under the Hong Kong Public Offering represents 15 times or more but less than 50 times the number of Shares initially available for subscription under the Hong Kong Public Offering, then H Shares will be reallocated to the Hong Kong Public Offering from the International Placing, so that the total number of H Shares available for subscription under the Hong Kong Public Offering will increase to 330,000,000 H Shares, representing 30% of the H Shares initially available for subscription under the Global Offering. If the number of H Shares validly applied for under the Hong Kong Public Offering represents 50 times or more but less than 100 times the number of H Shares initially available for subscription under the Hong Kong Public Offering, then the number of H Shares to be reallocated to the Hong Kong Public Offering from the International Placing will be increased so that the total number of H Shares available for subscription under the Hong Kong Public Offering will be 440,000,000 Shares, representing 40% of the H Shares initially available for subscription under the Global Offering. If the number of H Shares validly applied for under the Hong Kong Public Offering represents 100 times or more the number of H Shares initially available for subscription under the Hong Kong Public Offering, then the number of H Shares to be reallocated to the Hong Kong Public Offering from the International Placing will be increased, so that the total number of H Shares available for subscription under the Hong Kong Public Offering will increase to 550,000,000 H Shares, representing 50% of the H Shares initially available for subscription under the Global Offering. In each such case, the additional Shares reallocated to the Hong Kong Public Offering will be allocated equally between pool A and pool B and the number of H Shares allocated to the International Placing will be correspondingly reduced.

The Offer Shares to be offered in the Hong Kong Public Offering and the International Placing may, under certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators. Subject to the foregoing paragraph, the Joint Global Coordinators may in their discretion reallocate H Shares from the International Placing to the Hong Kong Public Offering to satisfy valid applications under the Hong Kong Public Offering. In addition, if the Hong Kong Public Offering is not fully subscribed, the Joint Global Coordinators, at their discretion, may reallocate all or any unsubscribed H Shares originally included in the Hong Kong Public Offering to the International Placing.

BNP Paribas and UBS are the joint lead managers for the Hong Kong Public Offering which is underwritten at the Offer Price by the Hong Kong Underwriters, on and subject to the terms and conditions of the Hong Kong Underwriting Agreement.

Allocation of Hong Kong Offer Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary depending on the number of Hong Kong Offer Shares validly applied for by applicants and could, where appropriate, consist of balloting. Balloting would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

## OVER-ALLOTMENT AND STABILISATION

Stabilisation is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilise, the underwriters may bid for, agree to purchase or purchase, the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, to prevent a decline in the market price of the securities. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements including those of Hong Kong. In Hong Kong, the stabilisation price will not exceed the initial public offer price. In other jurisdictions, the stabilisation price may or may not be higher than the initial public offer price.

In connection with the Global Offering, UBS or any person acting for it, on behalf of the Underwriters, may over-allocate H Shares or effect transactions with a view to supporting the market price of the Offer Shares at a level higher than that which might otherwise prevail for a limited period after the commencement of trading of the Offer Shares on the Stock Exchange. In covering such over-allocations, the Joint Global Coordinators may exercise the Over-allotment Option within 30 days from the last day for lodging applications under the Hong Kong Public Offering or make (or agree, offer or attempt to make) open-market purchases in the secondary market. UBS or any person acting for it, on behalf of the Underwriters, may also sell or agree to sell any H Shares acquired in the course of any stabilisation action in order to liquidate any position that has been established by such action. However, there is no obligation on UBS or any person acting for it to conduct any such stabilising action which, if taken, may be discontinued at any time at the absolute discretion of UBS. The number of H Shares over-allocated will not be greater than the maximum number of H Shares which may be issued upon exercise of the Over-allotment Option, being 165,000,000 H Shares, which is 15% of the H Shares initially available under the Global Offering.

In Hong Kong, stabilising activities must be carried out in accordance with the Securities and Futures (Price Stabilising) Rules of the SFO. Stabilising action permitted pursuant to the Securities and Futures (Price Stabilising) Rules of the SFO includes (i) over-allocation for the purpose of preventing or minimising any reduction in the market price, (ii) selling or agreeing to sell H Shares so as to establish a short position in them for the purpose of preventing or minimising any reduction in the market price, (iii) subscribing, or agreeing to subscribe, for H Shares pursuant to the Over-allotment Option in order to close out any position established under (i) or (ii) above, (iv) purchasing, or agreeing to purchase, H Shares for the sole purpose of preventing or minimising any reduction in the market price, (v) selling, or agreeing to sell, H Shares to liquidate a long position held as a result of those purchases and (vi) offering or attempting to do anything described in (ii), (iii), (iv) or (v).

UBS or any person acting for it may, in connection with the stabilising action, maintain a long position in the H Shares. The size of the long position, and the time period for which UBS or any person acting for it will maintain such a position is at the discretion of UBS and is uncertain. In the event that UBS or any person acting for it liquidates this long position by making sales in the open market, this may lead to a decline in the market price of the H Shares.

Stabilisation action cannot be taken to support the price of the Offer Shares for longer than the stabilising period which begins on the commencement of trading of the Offer Shares on the Stock Exchange and ends on the 30th day after the last day for the lodging of applications under the Hong Kong Public Offering. The stabilising period is expected to expire on 6 January 2007, and that after this date, when no further stabilising action may be taken, demand for the H Shares, and therefore its price, could fall. A public announcement will be made within 7 days after the end of the stabilising period in accordance with the Securities and Futures (Price Stabilising) Rules of the SFO.

Investors should be aware that the price of the H Shares cannot be assured to stay at or above the Offer Price by the taking of any stabilising action. Stabilisation bids may be made or transactions effected in the course of the stabilising action at any price at or below the Offer Price, which means that stabilising bids may be made or transactions effected at a price below the price paid for the Offer Shares by investors.

**Listing on any other stock exchange**

The Directors are not considering any listing of the Company on any other stock exchange. The Company has not submitted any application nor obtained any approval for the listing of the Shares. As a result, at present, Domestic Shares of the Company cannot be traded in any stock exchange.

## STRATEGIC INVESTMENT

### Strategic investor

JJ Co-Invest Holdings Limited ("JJ Co-Invest") is a company indirectly solely controlled by Starwood Capital Group Global L.L.C. ("Starwood Capital"). Starwood Capital has been a leader in real estate investments since its inception in 1991. During the past 15 years, Starwood Capital and its affiliates have invested in different types of real estate projects, including residential lots, multifamily and condominium units, hotels, offices, retail and industrial space, and golf and leisure-related properties. Starwood Capital has also led the formation and growth of several market-leading companies, such as iStar Financial (NYSE: SFI), the leading publicly traded finance company which specialises in commercial real estate mortgage, mezzanine and net lease financing; Starwood Hotels & Resorts Worldwide (NYSE: HOT), a leading global owner/operator of hotels, which owns brands such as Sheraton, Westin, The St. Regis Luxury Collection and the "W"; and National Golf Properties/American Golf Corporation, the largest owner/operator of golf courses and related facilities in the United States.

Pursuant to the strategic placing agreement among JJ Co-Invest, Starwood Capital, the Company and the Joint Global Coordinators, Starwood Capital and the Company intend to work together in the interest of developing and strengthening each other's hotel businesses mainly in the PRC and to cooperate on hotel businesses projects.

Upon the request of JJ Co-Invest, the Company shall hold meetings with JJ Co-Invest no less than once every 3 months to provide opportunities for the parties to consult on any possible strategic joint venture between them regarding their hotel businesses, and JJ Co-Invest acknowledges that the disclosure of any information by the Company during any such meeting shall be subject to all applicable laws, rules and regulations (including but not limited to the Listing Rules and the SFO). The Company agrees to give due consideration to the advice and recommendations of JJ Co-Invest or any other entity solely controlled, directly or indirectly, by Starwood Capital, with respect to the management of the Company. The consultation arrangement discussed above in this paragraph shall terminate with effect from the last day of the sixth calendar month from the date on which JJ Co-Invest ceases to hold at least 80% of a number of H Shares equal to the number of the Strategic Shares as at the date of Listing; and, for the avoidance of doubt, such number of the Strategic Shares shall be adjusted to take into account any sub-division or consolidation of the H Shares after the date of Listing.

### The Strategic Placing

JJ Co-Invest has agreed to purchase such number of Offer Shares that may be purchased with US$30 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares (the "Strategic Shares"). Assuming the mid-point Offer Price of HK$2.005 (the exchange rate adopted being US$1 to HK$7.7859), JJ Co-Invest would purchase 116,496,000 Offer Shares, representing approximately 2.65% of the issued and outstanding share capital of the Company after the Global Offering or approximately 10.59% of the Offer Shares, assuming the Over-allotment Option is not exercised. The Company, JJ Co-Invest, Starwood Capital and the Joint Global Coordinators entered into a strategic placing agreement on 15 November 2006 (the "Strategic Placing Agreement") with respect to such subscription as part of the International Placing.

The offer of H Shares to JJ Co-Invest will not be affected by any re-allocation of Offer Shares between the International Placing and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering.

**Conditions**

The subscription obligation of JJ Co-Invest is conditional upon (a) the Underwriting Agreements being entered into and having become unconditional in accordance with their respective terms, (b) none of the Underwriting Agreements having been terminated by the date and time for that purpose as specified in such agreements, and (c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, the H Shares. If such conditions have not been fulfilled on or before 31 March 2007 (or such other date as may be agreed among the Company, JJ Co-Invest and the Joint Global Coordinators), the obligation of JJ Co-Invest to purchase the Strategic Shares shall cease.

**Restrictions on Disposals by JJ Co-Invest and Starwood Capital**

JJ Co-Invest agrees and Starwood Capital shall procure, that without the prior written consent of the Company and the Joint Global Coordinators, JJ Co-Invest shall not, whether directly or indirectly, at any time during the period of six months following the date of Listing dispose of any of the Strategic Shares and any shares or other securities of the Company which are derived therefrom pursuant to any rights issue, capitalisation issue or other form of capital reorganization (the "Relevant Shares") or any interest in any company or entity holding any of the Relevant Shares.

The above restrictions shall not apply to the transfer of all or part of the Relevant Shares to any entity that is (i) 100% owned, directly or indirectly, by JJ Co-Invest and/or Starwood Capital, or (ii) solely controlled, directly or indirectly, by JJ Co-Invest and/or Starwood Capital ("Strategic Subsidiary") (or, as the case may be, to JJ Co-Invest where the transferor is a Strategic Subsidiary), provided that (in the case of a transfer to a Strategic Subsidiary) such Strategic Subsidiary will be subject to the restrictions on disposals imposed on JJ Co-Invest itself pursuant to the Strategic Placing Agreement. If such Strategic Subsidiary ceases to be a Strategic Subsidiary, it shall transfer the Relevant Shares to JJ Co-Invest or another Strategic Subsidiary which undertakes to abide by the restrictions on disposals imposed on JJ Co-Invest itself pursuant to the Strategic Placing Agreement.

JJ Co-Invest shall be free to dispose of any Relevant Shares after the six-months period following the date of Listing, provided that:

(a) it shall notify the Company prior to the initial disposal of any Relevant Shares and prior to initiating each subsequent disposal of an aggregate of more than 15% of the Strategic Shares as at the date of Listing within any period of 48 hours; and, for the avoidance of doubt, such number of the Strategic Shares shall be adjusted to take into account any sub-division or consolidation of the H Shares after the date of Listing;

(b) JJ Co-Invest shall use reasonable endeavours to ensure that such disposal does not create a disorderly or false market in the H Shares; and

(c) in the event that any Relevant Shares are disposed of by JJ Co-Invest other than on the Stock Exchange, JJ Co-Invest shall not, without the prior written consent of the Company, whether directly or indirectly, dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares to a competitor of the Company.

Starwood Capital has also undertaken that during the period of six months following the date of Listing, JJ Co-Invest shall be 100% owned or solely controlled, directly or indirectly by Starwood Capital. Starwood Capital shall be free to take any action which results in JJ Co-Invest ceasing to be 100% owned or solely controlled, directly or indirectly, by Starwood Capital after the six-months period following the date of Listing, provided that:

(a) Starwood Capital shall notify the Company prior to taking any such action;

(b) Starwood Capital shall not, without the prior written consent of the Company, whether directly or indirectly, take any such action which results in JJ Co-Invest becoming (i) 100% owned; or (ii) controlled (either solely or jointly with another party or parties), directly or indirectly, by a competitor of the Company.

## CORNERSTONE PLACING

### Cornerstone Investors

Will Rich Investments Limited ("Will Rich"), a private company incorporated in the British Virgin Islands and is wholly beneficially owned by Bank of China Group Investment Limited ("BOCGI"). BOCGI is a wholly owned subsidiary of Bank of China Limited. BOCGI has invested in a great number of large infrastructures and other major projects in Hong Kong and Macau areas, mainland China and overseas, covering such sectors as real estate, industry, energy, transportation, media, hotels and finance.

South Valley Holdings Limited ("SVH") is a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Dr. The Hon. Sir David Li Kwok-po and family. Dr. The Hon. Sir David Li Kwok-po is a shareholder and chairman of the board of directors of The Bank of East Asia, Limited, which is one of the receiving banks in the Hong Kong Public Offering.

## The Cornerstone Placing

As part of the International Placing, Will Rich and SVH (collectively the "Cornerstone Investors" and each a "Cornerstone Investor") together with their respective warranting shareholders i.e. BOCGI and Dr. The Hon. Sir David Li Kwok Po, respectively, have each entered into a placing agreement (the "Cornerstone Placing Agreements") with the Company and the Joint Global Coordinators on 23 November 2006 and agreed to purchase such number of H Shares that may be purchased with an aggregate of US$40 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares (the "Cornerstone Shares"). Assuming the mid-point Offer Price of HK$2.005 (the exchange rate adopted being US$1 to HK$7.7859), the total number of H Shares subscribed by them would be 155,328,000 H Shares, representing approximately 3.53% of the issued and outstanding share capital of the Company after the Global Offering or approximately 14.12% of the Offer Shares, assuming the Over-allotment is not exercised. Under the Cornerstone Placing Agreements:

(i) Will Rich has agreed to purchase such number of Offer Shares that may be purchased with US$20 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares. Assuming the mid-point Offer Price of HK$2.005 (the exchange rate adopted being US$1 to HK$7.7859), Will Rich would purchase 77,664,000 Offer Shares representing approximately 1.765% of the issued and outstanding share capital of the Company after the Global Offering or approximately 7.06% of the Offer Shares, assuming the Over-allotment Option is not exercised.

(ii) SVH has agreed to purchase such number of Offer Shares that may be purchased with US$20 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares. Assuming the mid-point Offer Price of HK$2.005 (the exchange rate adopted being US$1 to HK$7.7859), SVH would purchase 77,664,000 Offer Shares representing approximately 1.765% of the issued and outstanding share capital of the Company after the Global Offering or approximately 7.06% of the Offer Shares, assuming the Over-allotment Option is not exercised.

The offer of H Shares to the Cornerstone Investors will not be affected by any re-allocation of Offer Shares between the International Placing and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering.

## Conditions

The subscription obligation of each Cornerstone Investor is conditional upon (a) the Underwriting Agreements being entered into and having become unconditional in accordance with their respective terms, (b) none of the Underwriting Agreements having been terminated by the date and time for that purpose as specified in such agreements, and (c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, the H Shares. If such conditions have not been fulfilled on or before 31 March 2007 (or such other date as may be agreed among the Company, the relevant Cornerstone Investor and the Joint Global Coordinators), the obligation of such Cornerstone Investor to purchase the relevant Cornerstone Shares shall cease.

**Restrictions on disposals by Cornerstone Investors and its warranting shareholder**

Each of the Cornerstone Investors has agreed that it and its controlling shareholder shall procure, that without the prior written consent of the Company and the Joint Global Coordinators, it shall not, whether directly or indirectly, at any time during the period of six months following the date of Listing dispose of any of the Cornerstone Shares and any shares or other securities of the Company which are derived therefrom pursuant to any rights issue, capitalisation issue or other form of capital reorganisation (the "Cornerstone Relevant Shares") or any interest in any company or entity holding any of the Cornerstone Relevant Shares.

The above restrictions shall not apply to the transfer of all or part of the Cornerstone Relevant Shares to any entity that is wholly owned, directly or indirectly, by the Cornerstone Investor ("Cornerstone Subsidiary") (or, as the case may be, to the Cornerstone Investor where the transferor is a Cornerstone Subsidiary), provided that (in the case of a transfer to a Cornerstone Subsidiary) such Cornerstone Subsidiary will be subject to the restrictions on disposals imposed on the Cornerstone Investor itself pursuant to the Cornerstone Placing Agreement. If such Cornerstone Subsidiary ceases to be a Cornerstone Subsidiary, it shall transfer the Cornerstone Relevant Shares to the Cornerstone Investor or another Cornerstone Subsidiary which undertakes to abide by the restrictions on disposals imposed on the Cornerstone Investor itself pursuant to the Cornerstone Placing Agreement.

A Cornerstone Investor shall be free to dispose of any Cornerstone Relevant Shares after the six-months period following the date of Listing, provided that:

(a) it shall notify the Company prior to initiating each such disposal and shall use reasonable endeavours to ensure that such disposal does not create a disorderly or false market in the H Shares; and

(b) in the event that any Cornerstone Relevant Shares are disposed of by the Cornerstone Investor other than on the Stock Exchange, the Cornerstone Investor shall not, without the prior written consent of the Company, whether directly or indirectly, dispose of any of the Cornerstone Relevant Shares or any interest in any company or entity holding any of the Cornerstone Relevant Shares to a competitor of the Company.

Each of the Cornerstone Investor's controlling shareholder (a "Warrantor") shareholder has also undertaken that during the period of six months following the date of Listing, it shall remain, directly and indirectly, a 100% owner of the Cornerstone Investor. A Warrantor shall be free to take any action which results in the Cornerstone Investor ceasing to be 100% owned, directly or indirectly, by it after the six-months period following the date of Listing, provided that:

(a) it shall notify the Company prior to taking any such action; and

(b) it shall not, without the prior written consent of the Company, whether directly or indirectly, take any such action which results in the Cornerstone Investor becoming (i) 100% owned; or (ii) controlled (either solely or jointly with another party or parties), directly or indirectly, by a competitor of the Company.

# HOW TO APPLY FOR HONG KONG OFFER SHARES

## 1. METHODS TO APPLY FOR HONG KONG OFFER SHARES

You may apply for Hong Kong Offer Shares by using one of the following methods:

- using a **WHITE** or **YELLOW** Application Form; or
- electronically instructing HKSCC to cause HKSCC Nominees to apply for Hong Kong Offer Shares on your behalf.

## 2. WHICH APPLICATION METHOD YOU SHOULD USE

### (a) WHITE Application Forms

Use a **WHITE** Application Form if you want the Hong Kong Offer Shares to be registered in your own name.

### (b) YELLOW Application Forms

Use a **YELLOW** Application Form if you want the Hong Kong Offer Shares to be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

### (c) Instruct HKSCC to make an electronic application on your behalf

Instead of using a **YELLOW** Application Form, you may give electronic application instructions to HKSCC via CCASS to cause HKSCC Nominees to apply for the Hong Kong Offer Shares on your behalf. Any Hong Kong Offer Shares allocated to you will be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

You may not apply on a **WHITE** or **YELLOW** Application Form and give electronic application instructions to HKSCC at the same time.

## 3. WHERE TO COLLECT THE APPLICATION FORMS

(a) You can collect a **WHITE** Application Form and a prospectus from:

**Any participant of the Stock Exchange**

or

**BNP Paribas Peregrine Capital Limited**
61st Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

**UBS AG acting through its business group, UBS Investment Bank**
52nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

or

**DBS Asia Capital Limited**
22/F, The Center
99 Queen's Road Central
Central
Hong Kong

or

**First Shanghai Securities Limited**
19/F, Wing On House
71 Des Voeux Road Central
Hong Kong

or

**Shenyin Wanguo Capital (H.K.) Limited**
28th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Central
Hong Kong

or

**Sun Hung Kai International Limited**
Level 12, One Pacific Place
88 Queensway
Hong Kong

or any of the following branches of Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Asia) Limited, The Bank of East Asia, Limited and Bank of Communications Co., Ltd. Hong Kong Branch:

**For Standard Chartered Bank (Hong Kong) Limited**

| Branches | Address |
|---|---|
| **Hong Kong Island** | |
| Des Voeux Road Branch | Standard Chartered Bank Building, 4–4A Des Voeux Road, Central |
| 88 Des Voeux Road Branch | 88 Des Voeux Road Central |
| Leighton Centre Branch | Shop 12–16, UG/F, Leighton Centre, 77 Leighton Road, Causeway Bay |
| Quarry Bay Branch | G/F, Westlands Gardens, 1027 King's Road, Quarry Bay |
| North Point Centre Branch | North Point Centre, 284 King's Road, North Point |
| **Kowloon** | |
| Mongkok Branch | Shop B, G/F, 1/F & 2/F, 617–623 Nathan Road, Mongkok |
| Kwun Tong Branch | 88–90 Fu Yan Street, Kwun Tong |
| Tsimshatsui Branch | G/F, 10 Granville Road, Tsimshatsui |
| San Po Kong Branch | Shop A, G/F., Perfect Industrial Building, 31 Tai Yau Street, San Po Kong |
| **New Territories** | |
| Shatin Centre Branch | Shop 32C, Level 3, Shatin Shopping Arcade, Shatin Centre, 2–16 Wang Pok Street, Shatin |
| Tsuen Wan Branch | Shop C, G/F & 1/F, Jade Plaza, No. 298 Sha Tsui Road, Tsuen Wan |

**For Industrial and Commercial Bank of China (Asia) Limited**

| Branches | Address |
|---|---|
| **Hong Kong Island** | |
| Central Branch | 1/F, 9 Queen's Road, Central |
| Hennessy Road Branch | Shop 2A, G/F. & Basement, Cameron Commercial Centre, 468 Hennessy Road, Causeway Bay |
| Causeway Bay Branch | Shop A, G/F, Jardine Centre, 50 Jardine's Bazaar, Causeway Bay |

| **Branches** | **Address** |
|---|---|
| **Kowloon** | |
| To Kwa Wan Branch | G/F., 287–289 To Kwa Wan Road |
| Mongkok Branch | G/F, Belgian Bank Building, 721–725 Nathan Road, Mongkok |
| Tsim Sha Tsui Branch | Shop 6–7, G/F., Hankow Centre, 5–15 Hankow Road, Tsimshatsui |
| Hong Ning Branch | 58 Hong Ning Road, Kwun Tong |
| **New Territories** | |
| Kwai Chung Branch | Unit G02, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung |
| Tsuen Wan Castle Peak Road Branch | G/F, 423–427, Castle Peak Road, Tsuen Wan |

**For The Bank of East Asia, Limited**

| **Branches** | **Address** |
|---|---|
| **Hong Kong Island** | |
| Central Branch | 31 Des Voeux Road, Central |
| Chai Wan Branch | 345 Chai Wan Road |
| Wanchai Branch | Shop Nos A–C, G/F, Easey Commercial Building, 253–261 Hennessy Road, Wanchai |
| **Kowloon** | |
| Mongkok Branch | 638–640 Nathan Road |
| Prince Edward Branch | G/F, Hanley House, Nos 776–778 Nathan Road |
| Tsim Sha Tsui Branch | Shop A & B, Milton Mansion, No. 96 Nathan Road |
| **New Territories** | |
| Shatin Plaza Branch | Shop Nos. 3–4, Level 1, Shatin Plaza |
| Tuen Mun Town Plaza Branch | Shop Nos 2–10, UG/F, Tuen Mun Town Plaza Phase II, 3 Tuen Lung Street, Tuen Mun |
| Tai Po Branch | 62–66 Po Heung Street, Tai Po Market |

**For Bank of Communications Co., Ltd. Hong Kong Branch**

| Branches | Address |
|---|---|
| **Hong Kong Island** | |
| Hong Kong Branch | 20 Pedder Street, Central, Hong Kong |
| Taikoo Shing Sub-Branch | Shop 38, G/F., City Plaza 2, 18 Taikoo Shing Road |
| Wanchai Sub-Branch | 32–34 Johnston Road, Wanchai |
| **Kowloon** | |
| Kowloon Sub-Branch | 563 Nathan Road |
| Tsimshatsui Sub-Branch | Shops 1–3, G/F, 22–28 Mody Road, Tsimshatsui |
| Cheung Sha Wan Plaza Sub-Branch | Unit G04, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road |
| Hunghom Sub-Branch | 1–3A Tak Man Street, Whampoa Estate, Hunghom, Kowloon |
| **New Territories** | |
| Tsuen Wan Sub-Branch | Shop G10–11, Pacific Commercial Plaza, Bo Shek Mansion, 328 Sha Tsui Road |
| Sheung Shui Sub-Branch | Shops 1010–1014, G/F, Sheung Shui Centre, Shopping Arcade, Sheung Shui |

(b) You can collect a **YELLOW** Application Form and a prospectus during normal business hours from 9:00 a.m. on Thursday, 30 November 2006 until 12:00 noon on Thursday, 7 December 2006 from:

(1) the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

(2) your broker.

## 4. WHEN TO APPLY FOR THE HONG KONG OFFER SHARES

### (a) WHITE or YELLOW Application Forms

Completed **WHITE** or **YELLOW** Application Forms, with cheque or banker's cashier order attached, must be lodged no later than 12:00 noon on Thursday, 7 December 2006, or, if the application lists are not open on that day, by the time and date stated in the sub-section headed "Effect of bad weather conditions on the opening of the application lists" below.

Your completed **WHITE** or **YELLOW** Application Form, with payment attached, should be deposited in the special collection boxes provided at any of the branches of the banks listed in the section headed "Where to collect the Application Forms" at the following times:

| | | |
|---|---|---|
| **Thursday, 30 November 2006** | **—** | **9:00 a.m. to 4:30 p.m.** |
| **Friday, 1 December 2006** | **—** | **9:00 a.m. to 4:30 p.m.** |
| **Saturday, 2 December 2006** | **—** | **9:00 a.m. to 12:30 p.m.** |
| **Monday, 4 December 2006** | **—** | **9:00 a.m. to 4:30 p.m.** |
| **Tuesday, 5 December 2006** | **—** | **9:00 a.m. to 4:30 p.m.** |
| **Wednesday, 6 December 2006** | **—** | **9:00 a.m. to 4:30 p.m.** |
| **Thursday, 7 December 2006** | **—** | **9:00 a.m. to 12:00 noon** |

## (b) Electronic application instructions to HKSCC

CCASS Broker/Custodian Participants should input electronic application instructions via CCASS at the following times:

| | | |
|---|---|---|
| **Thursday, 30 November 2006** | **—** | **9:00 a.m. to 8:30 p.m.**[1] |
| **Friday, 1 December 2006** | **—** | **8:00 a.m. to 8:30 p.m.**[1] |
| **Saturday, 2 December 2006** | **—** | **8:00 a.m. to 1:00 p.m.**[1] |
| **Monday, 4 December 2006** | **—** | **8:00 a.m. to 8:30 p.m.**[1] |
| **Tuesday, 5 December 2006** | **—** | **8:00 a.m. to 8:30 p.m.**[1] |
| **Wednesday, 6 December 2006** | **—** | **8:00 a.m. to 8:30 p.m.**[1] |
| **Thursday, 7 December 2006** | **—** | **8:00 a.m.**[1] **to 12:00 noon** |

(1) These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Broker/Custodian Participants.

CCASS Investor Participants can input electronic application instructions from 9:00 a.m. on Thursday, 30 November 2006 until 12:00 noon on Thursday, 7 December 2006 (24 hours daily, except the last application date).

The latest time for inputting your electronic application instructions via CCASS (if you are a CCASS Participant) is 12:00 noon on Thursday, 7 December 2006 or if the application lists are not open on that day, by the time and date stated in the sub-section headed "Effect of bad weather conditions on the opening of the application lists" below.

## (c) Application lists

The application lists will be opened from 11:45 a.m. to 12:00 noon on Thursday, 7 December 2006, except as provided in the sub-section headed "Effect of bad weather conditions on the opening of the application lists" below. No proceedings will be taken on applications for the Hong Kong Offer Shares and no allocation of any such Shares will be made until after the closing of the application lists.

## (d) Effect of bad weather conditions on the opening of the application lists

The application lists will be open between 11:45 a.m. and 12:00 noon on Thursday, 7 December 2006, subject to weather conditions. The *application lists will not* be open in relation to the Hong Kong Public Offering if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal,

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, 7 December 2006, or if there are similar extraneous factors as are acceptable to the Stock Exchange. Instead, they will be open between 11:45 a.m. and 12:00 noon on the next Business Day which does not fall within the above circumstances at any time between 9:00 a.m. and 12:00 noon in Hong Kong. For the purpose of this section, Business Day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

## 5. HOW TO APPLY USING A WHITE OR YELLOW APPLICATION FORM

(a) Obtain a **WHITE** or **YELLOW** application form.

(b) You should read the instructions in this prospectus and the Application Forms carefully. If you do not follow the instructions, your application is liable to be rejected and returned by ordinary post together with the accompanying cheque or banker's cashier order to you (or the first-named applicant in the case of joint applicants) at your own risk to the address stated on your Application Form.

(c) Decide how many Hong Kong Offer Shares you want to purchase. Calculate the amount you must pay on the basis of the maximum Offer Price of HK$2.20 per Hong Kong Public Offering Share, plus brokerage fee of 1%, the SFC transaction levy of 0.004% and the Stock Exchange trading fee of 0.005%. The table below sets out the total amount payable for the specified number of Hong Kong Offer Shares.

Each application must be in one of the numbers set out in the table below:

**Table of multiples and payments**

| No. of H Shares applied for | Amount payable on application *HK$* | No. of H Shares applied for | Amount payable on application *HK$* | No. of H Shares applied for | Amount payable on application *HK$* |
|---|---|---|---|---|---|
| 2,000 | 4,444.40 | 80,000 | 177,775.84 | 5,000,000 | 11,110,990.00 |
| 4,000 | 8,888.79 | 90,000 | 199,997.82 | 6,000,000 | 13,333,188.00 |
| 6,000 | 13,333.19 | 100,000 | 222,219.80 | 7,000,000 | 15,555,386.00 |
| 8,000 | 17,777.58 | 200,000 | 444,439.60 | 8,000,000 | 17,777,584.00 |
| 10,000 | 22,221.98 | 300,000 | 666,659.40 | 9,000,000 | 19,999,782.00 |
| 12,000 | 26,666.38 | 400,000 | 888,879.20 | 10,000,000 | 22,221,980.00 |
| 14,000 | 31,110.77 | 500,000 | 1,111,099.00 | 15,000,000 | 33,332,970.00 |
| 16,000 | 35,555.17 | 600,000 | 1,333,318.80 | 20,000,000 | 44,443,960.00 |
| 18,000 | 39,999.56 | 700,000 | 1,555,538.60 | 25,000,000 | 55,554,950.00 |
| 20,000 | 44,443.96 | 800,000 | 1,777,758.40 | 30,000,000 | 66,665,940.00 |
| 30,000 | 66,665.94 | 900,000 | 1,999,978.20 | 35,000,000 | 77,776,930.00 |
| 40,000 | 88,887.92 | 1,000,000 | 2,222,198.00 | 40,000,000 | 88,887,920.00 |
| 50,000 | 111,109.90 | 2,000,000 | 4,444,396.00 | 45,000,000 | 99,998,910.00 |
| 60,000 | 133,331.88 | 3,000,000 | 6,666,594.00 | 50,000,000 | 111,109,900.00 |
| 70,000 | 155,553.86 | 4,000,000 | 8,888,792.00 | 55,000,000[1] | 122,220,890.00 |

*Notes:*

(1) Maximum number of Hong Kong Offer Shares you may apply for in pool A and pool B

(d) Complete the Application Form in English (save as otherwise indicated) and sign it. Only written signatures will be accepted. Applications made by corporations, whether on their own behalf, or on behalf of other persons, must be stamped with the company chop (bearing the company name) and signed by a duly authorised officer, whose representative capacity must be stated. If you are applying for the benefit of someone else, you, rather than that person, must sign the Application Form. If it is a joint application, all applicants must sign it. If your application is made through a duly authorised attorney, the Company and the Sponsor (or their respective agents or nominees) may accept it at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney.

(e) Each Application Form must be accompanied by either one cheque or one banker's cashier order, which must be stapled to the top left-hand corner of the Application Form.

If you pay by cheque, the cheque must:

- be in Hong Kong dollars;
- not be post-dated;
- be drawn on your Hong Kong dollar bank account in Hong Kong;

- show your account name, which must either be pre-printed on the cheque, or be endorsed on the back by a person authorised by the bank. This account name must be the same as the name on the Application Form. If it is a joint application, the account name must be the same as the name of the first-named applicant;

- be made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer"; and

- be crossed "Account Payee Only".

Your application may be rejected if your cheque does not meet all these requirements or is dishonoured on its first presentation.

If you pay by banker's cashier order, the banker's cashier order must:

- be issued by a licensed bank in Hong Kong and have your name certified on the back by a person authorised by the bank. The name on the back of the banker's cashier order and the name on the Application Form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named joint applicant;

- be in Hong Kong dollars;

- not be post-dated;

- be made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer"; and

- be crossed "Account Payee Only".

Your application is liable to be rejected if your banker's cashier order does not meet all these requirements.

(f) Lodge your Application Form in one of the collection boxes by the time and at one of the locations, as respectively referred to in sub-paragraphs 4(a) and 3(a) above.

(g) Multiple or suspected multiple applications are liable to be rejected. Please refer to the paragraph headed "How many applications you can make" in the section headed "Terms and conditions of the Hong Kong Public Offering".

(h) In order for the **YELLOW** Application Forms to be valid:

- If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):

  — the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and

  — the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its CCASS Participant I.D. in the appropriate box.

- If you are applying as an individual CCASS Investor Participant:
  - — you must fill in your full name and your Hong Kong Identity Card number; and
  - — you must insert your CCASS Participant I.D. and sign in the appropriate box.
- If you are applying as a joint individual CCASS Investor Participant:
  - — you must insert all joint CCASS Investor Participants' names and the Hong Kong Identity Card numbers of all joint CCASS Investor Participants; and
  - — you must insert your CCASS Participant I.D. and the authorised signatory or signatories of the CCASS Investor Participant's stock account must sign in the appropriate box.
- If you are applying as a corporate CCASS Investor Participant:
  - — you must insert your company name and your company's Hong Kong business registration number; and
  - — you must fill in your CCASS Participant I.D. and stamp your company chop (bearing your company's name) in the presence of the authorised signatory or signatories of the CCASS Investor Participant's stock account in the appropriate box.

The signature(s), number of signatories and form of chop, where appropriate, in each YELLOW Application Form should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorised signatory or signatories (if applicable), CCASS Participant I.D. or other similar matters may render the application invalid.

(i) Nominees who wish to submit separate applications in their names on behalf of different beneficial owners are requested to designate on each Application Form in the box marked "For nominees" an identification number for each beneficial owner.

## 6. HOW TO COMPLETE THE APPLICATION FORM

There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not strictly follow the instructions your application may be rejected.

If the Offer Price as finally determined is less than HK$2.20 per H Share, appropriate refund payments (including the brokerage fee, the SFC transaction levy and the Stock Exchange trading fee attributable to the surplus application monies) will be made to successful or partially successful applications, without interest. Details of the procedure for refund are set out below in the paragraph headed "Refund of your money — additional information" in the section headed "Terms and conditions of the Hong Kong Public Offering" in this prospectus.

## 7. HOW TO APPLY BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

(a) CCASS Participants may give electronic application instructions via CCASS to HKSCC to apply for Hong Kong Offer Shares and to arrange payment of the money due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

(b) If you are a CCASS Investor Participant, you may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or CCASS Internet System at *https://ip.ccass.com* (according to the procedures contained in "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input electronic application instructions for you if you come to:

**Hong Kong Securities Clearing Company Limited**
2/F Vicwood Plaza,
199 Des Voeux Road Central,
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

(c) If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give electronic application instructions via CCASS terminals to apply for Hong Kong Offer Shares.

(d) You are deemed to have authorised HKSCC and/or HKSCC Nominees to transfer the details of your application whether submitted by you or through your CCASS Broker Participant or CCASS Custodian Participant to the Company and the Company's Hong Kong branch share registrar.

(e) You may give electronic application instructions in respect of a minimum of 2,000 Hong Kong Offer Shares. Each electronic application instruction in respect of more than 2,000 Hong Kong Offer Shares must be in one of the multiples set out in the table in the Application Form.

(f) Where a WHITE Application Form is signed by HKSCC Nominees on *behalf* of persons who have given electronic application instructions to apply for the Hong Kong Offer Shares:

(i) HKSCC Nominees is only acting as nominee for those persons and shall not be liable for any breach of the terms and conditions of the WHITE Application Form or this prospectus; and

(ii) HKSCC Nominees does all the things on behalf of each of such persons as stated in sub-paragraph (c) in the paragraph headed "Effect of making any application" in the section headed "Terms and conditions of the Hong Kong Public Offering" to this prospectus.

(g) If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any electronic instructions to make an application for Hong Kong Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application for the purposes of considering whether multiple applications have been made.

(h) For the purpose of allocating Hong Kong Offer Shares, HKSCC Nominees shall not be treated as an applicant. Instead, each CCASS Participant who gives electronic application instructions or each person for whose benefit each such instruction is given shall be treated as an applicant.

(i) The paragraph headed "Personal data" in the section headed "Terms and conditions of the Hong Kong Public Offering" applies to any personal data held by the Sponsor, the Company and the Hong Kong share registrar about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

**Warning**

**Application for Hong Kong Offer Shares by giving *electronic application* instructions to HKSCC is only a facility provided to CCASS Participants. The Company, the Sponsor and the Joint Global Coordinators and any parties involved in the Global Offering take no responsibility for the application and provide no assurance that any CCASS Participant will be allocated any Hong Kong Offer Shares.**

**To ensure that CCASS Investor Participants can give their electronic application instructions to HKSCC through the CCASS Phone System or CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input instructions. If CCASS Investor Participants have problems in connecting to the CCASS Phone System or CCASS Internet System to submit electronic application instructions, they should either:**

**(a) submit the WHITE or YELLOW Application Form (as appropriate); or**

**(b) go to HKSCC to complete an application instruction input request form before 12:00 noon on Thursday, 7 December 2006 or such later time as described under the sub-section headed "Effect of bad weather conditions on the opening of the application lists" above.**

## 8. RESULTS OF ALLOCATIONS

The results of allocations of the Hong Kong Offer Shares under the Hong Kong Public Offering, including applications made under **WHITE** and **YELLOW** Application Forms and by giving electronic application instructions to HKSCC, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful applicants (where supplied) and the number of the Hong Kong Offer Shares successfully applied for, are expected to be published in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on or before Thursday, 14 December 2006.

## 1. GENERAL

(a) If you apply for the Hong Kong Offer Shares in the Hong Kong Public Offering, you will be agreeing with the Company and the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) as set out below.

(b) If you electronically instruct HKSCC to cause HKSCC Nominees to apply for the Hong Kong Offer Shares on your behalf, you will have authorised HKSCC Nominees to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the relevant application method.

(c) In this section, references to "you", "applicants", "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf HKSCC Nominees are applying for the Hong Kong Offer Shares; and references to the making of an application shall, if the context so permits, include references to making applications electronically by giving instructions to HKSCC.

(d) Applicants should read this prospectus carefully, including other terms and conditions of the Hong Kong Public Offering, the paragraph headed "The Hong Kong Public Offering" in the section headed "Structure of the Global Offering", and in the section headed "How to Apply for Hong Kong Offer Shares" and the terms and conditions set out in the relevant Application Form or imposed by HKSCC (as the case may be) prior to making an application.

## 2. OFFER TO PURCHASE THE HONG KONG OFFER SHARES

(a) You offer to purchase from the Company at the Offer Price the number of the Hong Kong Offer Shares indicated in your Application Form (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this prospectus and the relevant Application Form.

(b) For applicants using Application Forms, a refund cheque in respect of the surplus application monies (if any) representing the Hong Kong Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including brokerage fee, the SFC transaction levy and the Stock Exchange trading fee attributable thereto), is expected to be sent to you at your own risk to the address stated on your Application Form.

Details of the procedure for refunds relating to each of the Hong Kong Public Offering methods are contained below in the paragraphs headed "If your application for the Hong Kong Offer Shares is successful (in whole or in part)" and "Refund of your money - additional information" in this section.

(c) Any application may be rejected in whole or in part.

(d) Applicants under the Hong Kong Public Offering should note that in no circumstances (save for those provided under section 40 of the Companies Ordinance) can applications be withdrawn once submitted. For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to give, electronic application instructions to HKSCC via CCASS is a person who may be entitled to compensation under section 40 of the Companies Ordinance.

## 3. ACCEPTANCE OF YOUR OFFER

(a) The Hong Kong Offer Shares will be allocated after the application lists close. The Company expects to announce the final number of Hong Kong Offer Shares, the level of applications under the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before Thursday, 14 December 2006.

(b) The results of allocations of the Hong Kong Offer Shares under the Hong Kong Public Offering, including the Hong Kong Identity Card numbers, passport numbers or Hong Kong business registration numbers (where applicable) of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be made available on Thursday, 14 December 2006 in the manner described in the paragraph headed "Results of allocations" in the section headed "How to Apply for Hong Kong Offer Shares".

(c) The Company may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(d) If the Company accepts your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Hong Kong Offer Shares in respect of which your offer has been accepted if the conditions of the Global Offering are satisfied and the Global Offering is not otherwise terminated. Further details are contained in the section headed "Structure of the Global Offering".

(e) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance of your application. This does not affect any other right you may have.

## 4. HOW MANY APPLICATIONS YOU CAN MAKE

(a) You may make more than one application for the Hong Kong Offer Shares only if:

- You are a **nominee**, in which case you may make an application as a nominee by: (i) giving electronic application instructions to HKSCC (if you are a CCASS Participant); and (ii) lodging more than one application in your own name on behalf of different beneficial owners. In the box on the application form marked "For nominees" you must include:

  — an account number; or

  — another identification number

for **each** beneficial owner. If you do not include this information, the application will be treated as being for your benefit. Otherwise, multiple applications are liable to be rejected.

(b) All of your applications under the Hong Kong Public Offering are liable to be rejected as multiple applications if you, or you and other joint applicants together:

- make more than one application on a **WHITE** or **YELLOW** Application Form or by giving electronic application instructions to HKSCC;

- apply on one **WHITE** or **YELLOW** Application Form (whether individually or jointly with others) or by giving **electronic application instructions** to HKSCC to apply for more than 50% of the H Shares initially available for subscription under the Hong Kong Public Offering (that is, to apply for more than 55,000,000 H Shares); or

- receive any International Placing Shares under the International Placing.

(c) **All** of your applications are liable to be rejected as multiple applications if more than one application is made for **your benefit** (including the part of the application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and: (i) the only business of that company is dealing in securities; and (ii) you exercise statutory control over that company, then the application will be treated as being for your benefit. ***Unlisted company*** means a company with no equity securities listed on the Stock Exchange. ***Statutory control*** in relation to a company means you: (i) control the composition of the Board of that company; or (ii) control more than half of the voting power of that company; or (iii) hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

## 5. EFFECT OF MAKING ANY APPLICATION

(a) By making any application, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **instruct** and **authorise** the Company and the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Hong Kong Offer Shares allocated to you in your name(s) or HKSCC Nominees, as the case may be, as required by the Articles of Association and otherwise to give effect to the arrangements described in this prospectus and the relevant Application Form;

- undertake to sign all documents and to do all things necessary to enable you or HKSCC Nominees, as the case may be, to be registered as the holder of the Hong Kong Offer Shares allocated to you, and as required by the Articles of Association;

- represent and warrant that you understand that the Hong Kong Offer Shares have not been and will not be registered under the US Securities Act, that you are not a US person (as defined in Regulation S) and that you are outside the United States and will be acquiring the H Shares in an offshore transaction (as defined under Regulation S);

- confirm that you have received a copy of this prospectus and have only relied on the information and representations contained in this prospectus in making your application, and not on any other information or representation concerning the Company and you agree that neither the Company, the Joint Global Coordinators, the Sponsor and the Underwriters nor any of their respective directors, officers, employees, partners, agents, advisers or any other parties involved in the Global Offering will have any liability for any such other information or representations;

- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not revoke or rescind it because of an innocent misrepresentation;

- (if the application is made for your own benefit) warrant that the application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC;

- (if the application is made by an agent on your behalf) warrant that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;

- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that the application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC, and that you are duly authorised to sign the Application Form or to give electronic application instruction as that other person's agent;

- agree that once your application is accepted, your application will be evidenced by the results of the Hong Kong Public Offering made available by the Company;

- undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any International Placing Shares in the International Placing, nor otherwise participate in the International Placing;

- warrant the truth and accuracy of the information contained in your application;

- agree to disclose to the Company, and/or the Company's H Share Registrar, receiving bankers, the Joint Global Coordinators and the Underwriters and their respective agents any information about you or the person(s) for whose benefit you have made the application which they require;

- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;

- undertake and agree to accept the H Shares applied for, or any lesser number allocated to you under the application;

- authorise the Company to place your name(s) or the name of HKSCC Nominees, as the case may be, on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares allocated to you, and the Company and/or its agents to send any share certificate(s) (where applicable) and/or any refund cheque (where applicable) to you or in case of joint applicants to the first-named applicant in the Application Form by ordinary post at your own risk to the address stated on your Application Form (except that if you have applied for 1,000,000 Hong Kong Offer Shares or more and have indicated in your Application Form that you wish to collect share certificate (where applicable) and/or any refund cheque (where applicable) in person, then you can collect your share certificate(s) and/or refund cheque (where applicable) in person between 9:00 a.m. and 1:00 p.m. on Thursday, 14 December 2006 (Hong Kong time) from Computershare Hong Kong Investor Services Limited);

- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, BNP Paribas, the Joint Global Coordinators, the Underwriters and the other parties involved in the Global Offering nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus;

- agree with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed, for itself and on behalf of each shareholder of the Company) to observe and comply with the Company Law, the Special Regulations and the Articles of Association;

- agree with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which shall be final and conclusive;

- agree with the Company and each shareholder of the Company that H Shares are freely transferable by the holders thereof;
- authorise the Company to enter into a contract on behalf of you with each director, supervisor and officer of the Company whereby such directors, supervisors and officers undertake to observe and comply with their obligations to shareholders stipulated in the Articles of Association;
- confirm that you have read the terms and conditions and application procedures set out in this prospectus and the Application Forms and agree to be bound by them;
- confirm that you are aware of the restrictions on offering of the H Shares described in this prospectus; and
- understand that these declarations and representations will be relied upon by the Company, the Sponsor and the Joint Global Coordinators in deciding whether or not to allocate any Hong Kong Offer Shares in response to your application.

(b) If you apply for the Hong Kong Offer Shares using a **YELLOW** Application Form, in addition to the confirmations and agreements referred to in (a) above you **agree** that

- any Hong Kong Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on the Application Form;
- each of HKSCC and HKSCC Nominees reserves the right in its absolute discretion (1) **not to accept** any or part of such allotted Hong Kong Offer Shares issued to you in the name of HKSCC Nominees or **not to accept** such allotted Hong Kong Offer Shares for deposit into CCASS; (2) to cause such allotted Hong Kong Offer Shares to be **withdrawn** from CCASS and transferred into your name at your own risk and costs; and (3) to cause such **allotted Hong Kong Offer Shares to be issued in your name** (or, if you are a joint applicant, to the first-named applicant) and in such a case, to **post the share certificates** for such allotted Hong Kong Offer Shares at your own risk to the address on your Application Form by ordinary post **or to make available the same for your collection**;
- each of HKSCC and HKSCC Nominees may adjust the number of allotted Hong Kong Offer Shares issued in the name of HKSCC Nominees;
- neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in the prospectus and the Application Forms;
- neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

(c) In addition, by giving electronic application instructions to HKSCC *or instructing* your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following additional things and neither HKSCC nor HKSCC Nominees will be liable to the Company nor any other person in respect of such things:

- **instruct** and **authorise** HKSCC to cause HKSCC Nominees (acting as nominee for the CCASS Participants) to apply for the Hong Kong Offer Shares on your behalf;

- **instruct** and **authorise** HKSCC to arrange payment of the maximum Offer Price, brokerage fee, the SFC transaction levy and the Stock Exchange trading fee by debiting your designated bank account and, in the case of wholly or partly unsuccessful applications and/or if the final Offer Price is less than the maximum Offer Price of HK$2.20 per H Share, refund the appropriate portion of the application money by crediting your designated bank account;

- (in addition to the confirmations *and agreements* set out in paragraph (a) above) **instruct** and **authorise** HKSCC to cause HKSCC Nominees to do on your behalf the following:

  — **agree** that the Hong Kong Offer Shares to be allocated shall be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of the CCASS Participant who has inputted electronic application instructions on your behalf;

  — **undertake** and **agree** to accept the Hong Kong Offer Shares in respect of which you have given electronic application instructions or any lesser number;

  — **undertake** and **confirm** that you have not applied for or taken up any Offer Shares under the International Placing or otherwise participated in the International Placing;

  — *(if the electronic* application instructions are given for your own benefit) **declare** that only one set of electronic application instructions *has been* given for your benefit;

  — (if you are an agent for another person) **declare** that you have given only one set of electronic application instructions for the benefit of that other person, and that you are duly authorised to give those instructions as that other person's agent;

  — **understand** that the above declaration will be relied upon by the Company and BNP Paribas in deciding whether or not to make any allocation of the Hong Kong Offer Shares in respect of the electronic application instructions given by you and that you may be prosecuted if you make a false declaration;

- **authorise** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of the Hong Kong Offer Shares allocated in respect of your electronic application instructions and to send share certificates and/or refund in accordance with arrangements separately agreed between the Company and HKSCC;

- **confirm** that you have read the terms and conditions and application procedures set out in this prospectus and agree to be bound by them;

- **confirm** that you have only relied on the information and representations in this prospectus in giving your electronic application instructions or instructing your CCASS Broker Participant or CCASS Custodian Participant to give electronic application instructions on your behalf;

- **agree** that the Company, the Sponsor, the Joint Global Coordinators and the Underwriters and any of their respective directors, officers, employees, partners, agents, advisers and any other parties involved in the Global Offering are liable only for the information and representations contained in this prospectus;

- **agree** (without prejudice to any other rights which you may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation;

- **agree** to disclose your personal data to BNP Paribas, the Company, the Hong Kong share registrar, the receiving banker(s), their respective agents and advisers together with any information about you which they require;

- **agree** that any application made by HKSCC Nominees on behalf of that person pursuant to electronic application instructions given by that person is irrevocable before 30 December 2006, such agreement to take effect as a collateral contract with the Company and to become binding when you give the instructions and such collateral contract to be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before 30 December 2006, except by means of one of the procedures referred to in this prospectus. However, HKSCC Nominees may revoke the application before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day (including Saturday)) if a person responsible for this prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus;

- **agree** that once the application of HKSCC Nominees is accepted, neither that application nor your electronic application instructions can be revoked and that acceptance of that application will be evidenced by the results of the Hong Kong Public Offering made available by the Company; and

- **agree** to the arrangements, undertakings and warranties specified in the participant agreement between you and HKSCC and read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of electronic application instructions relating to the Hong Kong Offer Shares;

- **agree** with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application by HKSCC Nominees to have agreed, for itself and on behalf of each shareholder of the Company, with each CCASS Participant giving **electronic application instructions**) to observe and comply with the Company Law, the Special Regulations on Listing Overseas and the Articles of Association;

- **agree** with the Company, for itself and for the benefit of each shareholder of the Company and each director, supervisor, manager and other senior officer of the Company (and so that the Company will be deemed by its acceptance in whole or in part of this application to have agreed, for itself and on behalf of each shareholder of the Company and each director, supervisor, manager and other senior officer of the Company, with each CCASS Participant giving **electronic application instructions**):

  (a) to refer all differences and claims arising from the Articles of Association of the Company or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association;

  (b) that any award made in such arbitration shall be final and conclusive; and

  (c) that the arbitration tribunal may conduct hearings in open sessions and publish its award;

- **agree** with the Company (for the Company itself and for the benefit of each shareholder of the Company) that H Shares in the Company are freely transferable by their holders; and

- **authorise** the Company to enter into a contract on its behalf with each director and officer of the Company whereby each such director and officer undertakes to observe and comply with his obligations to shareholders stipulated in the Articles of Association.

## 6. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOCATED HONG KONG OFFER SHARES

You should note the following situations in which Hong Kong Offer Shares will not be allocated to you or your application is liable to be rejected:

(a) **If your application is revoked:**

By completing and submitting an Application Form or submitting electronic application instructions to HKSCC, you agree that your application or the application made by HKSCC Nominees on your behalf cannot be revoked before 30 December 2006. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your Application Form or submit your electronic application instructions to HKSCC and an application has been made by HKSCC Nominees on your behalf. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before 30 December 2006 except by means of one of the procedures referred to in the prospectus.

However your application or the applications made by HKSCC Nominees on your behalf may only be revoked on or before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day (including Saturday)) if a person responsible for the prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for the prospectus.

If any supplement to the prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If application(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the prospectus as supplemented.

If your application or the application made by HKSCC Nominees on your behalf has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

(b) **If the allocation of Hong Kong Offer Shares is void:**

Your allocation of Hong Kong Offer Shares (including the part of the application made by HKSCC Nominees acting on electronic application instructions) will be void if the Listing Committee of the Stock Exchange does not grant permission to list the H Shares either:

- within three weeks from the closing of the applications lists; or
- within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

(c) **If you make applications under the Hong Kong Public Offering as well as the International Placing:**

By filling in any of the Application Forms or giving application instructions to HKSCC electronically, you agree not to apply for International Placing Shares under the International Placing. Reasonable steps will be taken to identify and reject applications under the Hong Kong Public Offering from investors who have received International Placing Shares in the International Placing, and to identify and reject indications of interest in the Placing from investors who have received Hong Kong Offer Shares in the Hong Kong Public Offering.

(d) **If the Company, the Sponsor or the Joint Global Coordinators or their respective agents exercise their discretion:**

The Company, the Sponsor or the Joint Global Coordinators or their respective agents have full discretion to reject or accept any application, or to accept only part of any application, without having to give any reasons for any rejection or acceptance.

(e) Your application will be rejected or not be accepted if:

- your application is a multiple or a suspected multiple application;
- your Application Form is not completed correctly;
- your payment is not made correctly or you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation;
- the Company believes that by accepting your application, this would violate the applicable securities or other laws, rules or regulations of the jurisdiction in which your application is completed and/or signed;
- you or the person for whose benefit you are applying have applied for and/or received or will receive H Shares under the International Placing;
- if you apply for more than 50.0% of the Hong Kong Offer Shares initially being offered in the public for subscription; or

- any of the Underwriting Agreements does not become unconditional or it is terminated in accordance with the terms thereof.

7. **IF YOUR APPLICATION FOR THE HONG KONG OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)**

(a) **If you are applying using a WHITE Application Form and you elect to receive any share certificate(s) in your name:**

- Refund cheques for these applicants who apply for less than 1,000,000 H Shares are expected to be despatched on or before Thursday, 14 December 2006 to the same address as that for share certificate(s).

- Applicants who apply on **WHITE** Application Forms for 1,000,000 H Shares or more under the Hong Kong Public Offering and have indicated in their Application Forms that they wish to collect share certificates and (where applicable) refund cheques in person from the Company's Hong Kong share registrar may collect share certificates and (where applicable) refund cheques in person from the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Thursday, 14 December 2006.

- Applicants being individuals who opt for personal collection cannot authorise any other person to make collection on their behalf. Corporate applicants who opt for personal collection must attend by their authorised representatives bearing letters of authorisation from the corporation stamped with the corporation's respective chops. Both individuals and authorised representative (if applicable) must produce, at the time of collection, *evidence of identity acceptable to the Company's Hong Kong share registrar.*

- Uncollected share certificates and (where applicable) refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms.

(b) **If: (i) you are applying on a YELLOW Application Form; or (ii) you are giving electronic application instructions to HKSCC, and in each case you elect to have allocated Hong Kong Offer Shares deposited directly into CCASS:**

If your application is wholly or partly successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you (on the Application Form or electronically, as the case may be), at the close of business on Thursday, 14 December 2006 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.

- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant) on a YELLOW Application Form:**

  For Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allocated to you with that CCASS Participant.

- **If you are applying as a CCASS Investor Participant on a YELLOW Application Form:**

  The Company is expected to make available the results of the Hong Kong Public Offering, including the results of CCASS Investor Participants' applications, in the manner described in the paragraph headed "Results of allocations" in the section headed "How to apply for Hong Kong Offer Shares", on Thursday, 14 December 2006. You should check the results made available by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Thursday, 14 December 2006 or such other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account you can check your new account balance via the CCASS Phone System or CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your stock account.

- **If you have given electronic application instructions to HKSCC:**

  The Company is expected to make available the application results of the Hong Kong Public Offering, including the results of CCASS Participants' applications (and in the case of CCASS Broker Participants and CCASS Custodian Participants, the Company shall include information relating to the beneficial owner), your Hong Kong identity card/passport/Hong Kong business registration number or other identification code (as appropriate) in the manner described in the paragraph headed "Results of allocations" in the section headed "How to apply for Hong Kong Offer Shares", on Thursday, 14 December 2006. You should check the results made available by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Thursday, 14 December 2006 or any other date HKSCC or HKSCC Nominees chooses.

- **If you are instructing your CCASS Broker Participant or CCASS Custodian Participant to give electronic application instructions to HKSCC on your behalf:**

  You can also check the number of Hong Kong Offer Shares allocated to you and the amount of refund (if any) payable to you with that CCASS Broker Participant or CCASS Custodian Participant.

- **If you are applying as a CCASS Investor Participant by giving electronic instruction to HKSCC:**

  You can also check the number of the Hong Kong Offer Shares allotted to you and the amount of refund (if any) payable to you via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "*An Operating Guide for Investor Participants*" in effect from time to time) on Thursday, 14 December 2006. Immediately after the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account and the credit of refund monies to your bank account, HKSCC will also make available to you an activity statement showing the number of the Hong Kong Offer Shares credited to your stock account and the amount of refund credited to your designated bank account (if any).

  **No receipt will be issued for application monies paid. The Company will not issue temporary documents of title.**

## 8. REFUND OF YOUR MONEY — ADDITIONAL INFORMATION

(a) *In a contingency situation involving a substantial over-subscription,* at the discretion of the Company and the Joint Global Coordinators, cheques for applications for certain small denominations of Public Offer Shares (apart from successful and reserved applications) may not be cleared and therefore such applications will not be entitled to a refund.

(b) You will be entitled to a refund (any interest accrued on refund money prior to the date of despatch of refund cheques will be retained for the benefit of the Company) if:

- your application is not successful, in which case the Company will refund your application money together with brokerage fee, the SFC transaction levy and the Stock Exchange trading fee to you, without interest;

- your application is accepted only in part, in which case the Company will refund the appropriate portion of your application money, brokerage fee, the SFC transaction levy and the Stock Exchange trading fee, without interest;

- the Offer Price (as finally determined) is less than the price per Offer Share initially paid by the applicant on application, in which case the Company will refund the surplus application money together with the appropriate portion of brokerage fee, the SFC transaction levy and the Stock Exchange trading fee, *without interest; and*

- the conditions of Global Offering are not fulfilled in accordance with the section headed "Structure of the Global Offering — Conditions".

(b) If you apply on **YELLOW** Application Form for 1,000,000 H Shares or more under the Hong Kong Public Offering and have indicated on the Application Form that you wish to collect your refund cheque (if any) in person from the Hong Kong share registrar on Thursday, 14 December 2006. The procedure for collection of refund cheques for **YELLOW** Application Form applicants is the same as that for **WHITE**

Application Form applicants set out in sub-paragraph (a) of the paragraph headed "If your application for the Hong Kong Offer Shares is successful (in whole or in part)" in this section.

(c) If you are applying by giving electronic instructions to HKSCC to apply on your behalf, all refunds are expected to be credited to your designated bank account (if you are applying as a CCASS Investor Participant) or the designated bank account of your broker or custodian (if you are applying through a CCASS Broker/Custodian Participant) on Thursday, 14 December 2006.

(d) All refunds by cheque will be crossed "Account Payee Only", and made out to you, or if you are a joint applicant, to the first-named applicant on your application form.

(e) Refund cheques are expected to be despatched on Thursday, 14 December 2006. The Company intends to make special efforts to avoid undue delays in refunding money.

(f) Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data will be used for checking the validity of Application Forms and such data would also be transferred to a third party for such purpose and refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

## 9. PERSONAL DATA

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance") came into effect in Hong Kong on 20 December 1996. This Personal Information Collection Statement informs the applicant for and holder of the Hong Kong Offer Shares of the policies and practices of the Company and the Hong Kong share registrar in relation to personal data and the Ordinance.

### (a) Reasons for the collection of your personal data

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the Hong Kong share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Hong Kong share registrar.

Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Company or its Hong Kong share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Hong Kong Offer Shares which you have successfully applied for and/or the despatch of share certificate(s), and/or the despatch of or encashment of refund cheque(s) to which you are entitled.

It is important that holders of securities inform the Company and the Hong Kong share registrar immediately of any inaccuracies in the personal data supplied.

**(b) Purposes**

The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

- processing of your application and refund cheque, where applicable and verification of compliance with the terms and application procedures set out in the application forms and this prospectus and announcing results of allocations of the Hong Kong Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees;
- maintaining or updating the registers of holders of securities of the Company;
- conducting or assisting to conduct signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing identities of successful applicants by way of press announcement or otherwise;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and the Hong Kong share registrar to discharge their obligations to holders of securities and/or regulators and/or any other purpose to which the holders of securities may from time to time agree.

**(c) Transfer of personal data**

Personal data held by the Company and the Hong Kong share registrar relating to the applicants and the holders of securities will be kept confidential but the Company and the Hong Kong share registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain or provide (whether within or outside Hong Kong) the personal data of the applicants and the holders of securities to or from any and all of the following persons and entities:

- the Company or its appointed agents such as financial advisers and receiving bankers;

- HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating CCASS (in cases where the applicants have requested for the Hong Kong Offer Shares to be deposited into CCASS);

- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Company and/or the Hong Kong share registrar in connection with the operation of their businesses;

- the Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and

- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers.

By signing an application form or by giving electronic application instructions to HKSCC, you agree to all of the above.

**(d) Access and correction of personal data**

The Ordinance provides the applicants and the holders of securities with rights to ascertain whether the Company and/or the Hong Kong share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the Hong Kong share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices or the kinds of data held should be addressed to the Company for the attention of the Company Secretary or (as the case may be) the Hong Kong share registrar for the attention of the Privacy Compliance Officer (for the purposes of the Ordinance).

## 10. MISCELLANEOUS

**(a) Commencement of dealings in the H Shares**

- Dealings in the H Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Friday, 15 December 2006.

- H Shares will be traded in board lots of 2,000 H Shares.

- Any H share certificates in respect of Hong Kong Offer Shares collected or received by successful applicants will not be valid if the Global Offering is terminated in accordance with the terms of the Underwriting Agreements.

**(b) H Shares will be eligible for admission into CCASS**

- If the Stock Exchange grants the listing of and permission to deal in the H Shares and the stock admission requirements of HKSCC are complied with, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

- All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

- All necessary arrangements have been made for the H Shares to be admitted into CCASS.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

30 November 2006

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
BNP Paribas Peregrine Capital Limited

Dear Sirs,

We set out below our report on the financial information relating to Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 30 November 2006 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited.

The Company was established in the People's Republic of China (the "PRC" or "Mainland China") on 16 June 1995 as a wholly state-owned company under the Company Law of Mainland China. On 11 January 2006, the Company was converted into a joint stock limited company under the Company Law of Mainland China by converting its registered capital and reserves at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

Upon completion of several group reorganising transactions (the "Reorganisation") as detailed in note 1 "Organisation, reorganisation and principal activities" of Section II headed "Notes to the Financial Statements" below, the Company became the holding company of the companies now comprising the Group. At the date of this report, the Company has direct and indirect interests in subsidiaries, jointly controlled entities and associates set out in note 39 of Section II of this report.

All companies comprising the Group, its jointly controlled entities and associates have adopted 31 December as their financial year end date.

The consolidated financial statements of the Group for the three years ended 31 December 2003, 2004 and 2005 prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises incorporated in Mainland China (the "PRC GAAP Consolidated Financial Statements") were audited by 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.). The auditors of the financial statements of the Group's subsidiaries, jointly controlled entities and associates are set out in note 39 of Section II of this report.

For the purpose of this report, the directors of the Company also prepared the consolidated financial statements of the Group for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 (the "HKFRS

Financial Statements") in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The directors of the Company are responsible for preparing these financial statements which give a true and fair view. In preparing these financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently. We have audited the HKFRS Financial Statements in accordance with Hong Kong Standards on Auditing issued by the HKICPA.

The financial information as set out in Section I to III below (the "Financial Information") has been prepared based on the HKFRS Financial Statements. No adjustments are considered necessary to adjust the HKFRS Financial Statements for the Relevant Periods to conform to the Financial Information. We have examined the financial information for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006 and carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA.

We have also reviewed the financial information for the six months ended 30 June 2005 in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of the Group management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information for the six months ended 30 June 2005.

The directors of the Company are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination and review, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in note 2 of Section II below, gives a true and fair view of the state of affairs of the Group and of the Company at 31 December 2003, 2004 and 2005 and 30 June 2006 and of the results and cash flows of the Group for the periods then ended.

Moreover, on the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the financial information for the six months ended 30 June 2005.

## I. FINANCIAL STATEMENTS

### Consolidated balance sheets

| | Section II Note | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Non-current assets | | | | | |
| Property, plant and equipment | 7 | 2,813,127 | 3,258,078 | 3,999,533 | 4,183,527 |
| Land use rights | 8 | 538,108 | 328,242 | 1,021,828 | 1,003,334 |
| Intangible assets | 9 | 13,240 | 18,603 | 18,947 | 19,219 |
| Investments in associates | 12 | 373,859 | 318,932 | 285,943 | 275,242 |
| Available-for-sale financial assets | 13 | 485,714 | 290,642 | 283,633 | 285,513 |
| Deferred income tax assets | 14 | 24,204 | 25,308 | 14,815 | 12,958 |
| Long-term bank deposits | 19 | 38,901 | 49,659 | 48,421 | 23,987 |
| | | 4,287,153 | 4,289,464 | 5,673,120 | 5,803,780 |
| Current assets | | | | | |
| Inventories | 15 | 107,629 | 49,522 | 50,864 | 51,075 |
| Trade and other receivables | 16 | 1,283,783 | 1,365,971 | 316,289 | 438,141 |
| Other financial assets at fair value through profit or loss | 17 | 33,129 | 6,052 | 2,322 | — |
| Restricted cash | 18 | 76,042 | 98,393 | 68,292 | 67,334 |
| Long-term bank deposits due within 12 months | 19 | — | — | — | 23,987 |
| Cash and cash equivalents | 19 | 1,158,069 | 975,387 | 832,916 | 778,860 |
| | | 2,658,652 | 2,495,325 | 1,270,683 | 1,359,397 |
| Total assets | | 6,945,805 | 6,784,789 | 6,943,803 | 7,163,177 |

| | Section II Note | At 31 December 2003 RMB'000 | At 31 December 2004 RMB'000 | At 31 December 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|---|
| EQUITY | | | | | |
| Capital and reserves attributable to the equity holders of the Company | | | | | |
| Capital/share capital | 20 | 724,254 | 724,254 | 724,254 | 3,300,000 |
| Reserves | 21 | 1,600,914 | 2,430,939 | 2,612,063 | (10,059) |
| | | 2,325,168 | 3,155,193 | 3,336,317 | 3,289,941 |
| Minority interests | | 922,388 | 891,908 | 901,211 | 921,227 |
| Total equity | | 3,247,556 | 4,047,101 | 4,237,528 | 4,211,168 |
| LIABILITIES | | | | | |
| Non-current liabilities | | | | | |
| Borrowings | 23 | 364,888 | 16,180 | 1,071,727 | 1,397,741 |
| Deferred income tax liabilities | 14 | 88,014 | 118,858 | 200,685 | 213,356 |
| Other long-term payables | | 19,420 | 16,501 | — | — |
| | | 472,322 | 151,539 | 1,272,412 | 1,611,097 |
| Current liabilities | | | | | |
| Trade and other payables | 22 | 1,765,972 | 2,030,759 | 782,098 | 754,729 |
| Dividends payable | 33 | — | — | 146,140 | 172,612 |
| Income tax payable | | 36,668 | 54,291 | 100,532 | 85,599 |
| Borrowings | 23 | 1,423,287 | 501,099 | 405,093 | 327,972 |
| | | 3,225,927 | 2,586,149 | 1,433,863 | 1,340,912 |
| Total liabilities | | 3,698,249 | 2,737,688 | 2,706,275 | 2,952,009 |
| Total equity and liabilities | | 6,945,805 | 6,784,789 | 6,943,803 | 7,163,177 |
| Net current (liabilities)/assets | | (567,275) | (90,824) | (163,180) | 18,485 |
| Total assets less current liabilities | | 3,719,878 | 4,198,640 | 5,509,940 | 5,822,265 |

## Balance sheets

| | Section II Note | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Non-current assets | | | | | |
| Property, plant and equipment | 7 | 4,739 | 4,584 | 667,142 | 649,874 |
| Land use rights | 8 | 36,908 | 35,789 | 49,908 | 49,535 |
| Intangible assets | 9 | — | — | 62 | 52 |
| Investments in subsidiaries | 10 | 1,104,366 | 648,521 | 2,707,789 | 2,758,785 |
| Investments in jointly controlled entities | 11 | — | — | 460,477 | 458,788 |
| Investments in associates | 12 | 97,600 | 104,600 | 13,105 | 13,105 |
| Available-for-sale financial assets | 13 | 300,377 | 217,442 | 211,489 | 211,489 |
| Deferred income tax assets | 14 | — | — | 512 | — |
| | | 1,543,990 | 1,010,936 | 4,110,484 | 4,141,628 |
| Current assets | | | | | |
| Inventories | 15 | — | 2 | 4,115 | 3,192 |
| Trade and other receivables | 16 | 196,030 | 46,175 | 223,083 | 263,312 |
| Cash and cash equivalents | 19 | 124,400 | 133,037 | 333,814 | 339,783 |
| | | 320,430 | 179,214 | 561,012 | 606,287 |
| Total assets | | 1,864,420 | 1,190,150 | 4,671,496 | 4,747,915 |

| | Section II Note | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|---|
| EQUITY | | | | | |
| Capital and reserves attributable to the equity holders of the Company | | | | | |
| Capital/share capital | 20 | 724,254 | 724,254 | 724,254 | 3,300,000 |
| Reserves | 21 | 477,510 | (134,251) | 2,410,847 | (16,920) |
| Total equity | | 1,201,764 | 590,003 | 3,135,101 | 3,283,080 |
| LIABILITIES | | | | | |
| Non-current liabilities | | | | | |
| Borrowings | 23 | — | — | 950,000 | 1,170,000 |
| Deferred income tax liabilities | 14 | 718 | 711 | — | 267 |
| | | 718 | 711 | 950,000 | 1,170,267 |
| Current liabilities | | | | | |
| Trade and other payables | 22 | 241,938 | 599,436 | 114,329 | 121,956 |
| Dividends payable | 33 | — | — | 146,140 | 172,612 |
| Income tax payable | | — | — | 5,926 | — |
| Borrowings | 23 | 420,000 | — | 320,000 | — |
| | | 661,938 | 599,436 | 586,395 | 294,568 |
| Total liabilities | | 662,656 | 600,147 | 1,536,395 | 1,464,835 |
| Total equity and liabilities | | 1,864,420 | 1,190,150 | 4,671,496 | 4,747,915 |
| Net current (liabilities)/assets | | (341,508) | (420,222) | (25,383) | 311,719 |
| Total assets less current liabilities | | 1,202,482 | 590,714 | 4,085,101 | 4,453,347 |

## Consolidated income statements

| | Section II Note | Year ended 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | Six months ended 30 June 2005 RMB'000 (unaudited) | 2006 RMB'000 |
|---|---|---|---|---|---|---|
| **Continuing operations:** | | | | | | |
| Turnover | 6 | 1,614,994 | 2,372,992 | 2,807,670 | 1,322,504 | 1,450,585 |
| Cost of sales | 26 | (1,159,627) | (1,462,075) | (1,730,194) | (780,701) | (901,274) |
| Gross profit | | 455,367 | 910,917 | 1,077,476 | 541,803 | 549,311 |
| Other income | 24 | 104,385 | 62,576 | 64,226 | 31,480 | 38,991 |
| Selling and marketing expenses | 26 | (108,606) | (121,837) | (130,484) | (61,734) | (69,910) |
| Administrative expenses | 26 | (363,213) | (383,162) | (413,695) | (186,802) | (204,597) |
| Other expenses | 25 | (41,886) | (29,440) | (34,144) | (12,645) | (15,185) |
| Operating profit | | 46,047 | 439,054 | 563,379 | 312,102 | 298,610 |
| Finance costs | 28 | (58,256) | (34,333) | (37,228) | (11,254) | (38,135) |
| Share of results of associates | 12 | 53,329 | 65,435 | 56,333 | 24,006 | 37,041 |
| Profit before income tax | | 41,120 | 470,156 | 582,484 | 324,854 | 297,516 |
| Income tax expense | 29 | (8,847) | (121,190) | (168,330) | (93,414) | (82,295) |
| Profit for the year/period from continuing operations | | 32,273 | 348,966 | 414,154 | 231,440 | 215,221 |
| **Discontinued operations:** | | | | | | |
| Loss for the year/period from discontinued operations | 30 | (85,700) | (94,013) | — | — | — |
| (Loss)/profit for the year/period | | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| Attributable to: | | | | | | |
| Equity holders of the Company | | (76,967) | 179,107 | 312,836 | 182,518 | 159,605 |
| Minority interests | | 23,540 | 75,846 | 101,318 | 48,922 | 55,616 |
| | | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| Dividends | 33 | — | — | 146,140 | — | 26,472 |
| Basic and diluted earnings per share for profit from continuing operations attributable to equity holders of the Company for the year/period (in RMB cents) | 32 | 0.18 | 8.25 | 9.48 | 5.53 | 4.84 |
| Basic and diluted losses per share for loss from discontinued operations attributable to equity holders of the Company for the year/period (in RMB cents) | 32 | (2.51) | (2.82) | — | — | — |

## Consolidated statements of changes in equity

| | | Attributable to equity holders of the Company | | | Minority interests | Total equity |
|---|---|---|---|---|---|---|
| | Section II Note 21(a) | Capital/ share capital RMB'000 | Other reserves RMB'000 | (Accumulated losses)/ retained earnings RMB'000 | RMB'000 | RMB'000 |
| At 1 January 2003 | | 724,254 | 2,913,897 | (1,140,023) | 930,842 | 3,428,970 |
| (Loss)/profit for the year | | — | — | (76,967) | 23,540 | (53,427) |
| Effect on merger of equity interests in subsidiaries | (v) | — | (76,643) | (19,350) | — | (95,993) |
| Profit appropriation | | — | 4,495 | (4,495) | — | — |
| Dividends to minority interests | | — | — | — | (31,994) | (31,994) |
| At 31 December 2003 | | 724,254 | 2,641,749 | (1,240,835) | 922,388 | 3,247,556 |
| Profit for the year | | — | — | 179,107 | 75,846 | 254,953 |
| Effect on merger of equity interests in subsidiaries | (v) | — | 1,072,130 | (108,232) | (26,260) | 937,638 |
| Profit appropriation | | — | 29,278 | (29,278) | — | — |
| Dividends to minority interests | | — | — | — | (19,603) | (19,603) |
| Distribution to equity holders of the Company | (vi) | — | (312,980) | — | (60,463) | (373,443) |
| At 31 December 2004 | | 724,254 | 3,630,177 | (1,199,238) | 891,908 | 4,047,101 |
| Profit for the year | | — | — | 312,836 | 101,318 | 414,154 |
| Effect on merger of equity interests in subsidiaries | (v) | — | (222,531) | (32,549) | — | (255,080) |
| Contribution from equity holders of the Company | (vii) | — | 435,171 | — | — | 435,171 |
| Acquisition of equity interest in a subsidiary from minority interests | (viii) | — | (3,844) | — | (40,848) | (44,692) |
| Transfers *(note 21(b)(i))* | | — | (1,001,232) | 1,001,232 | — | — |
| Profit appropriation | | — | 32,912 | (32,912) | — | — |
| Dividends to minority interests | | — | — | — | (51,167) | (51,167) |
| Dividends declared | | — | — | (146,140) | — | (146,140) |
| Distribution to equity holders of the Company | (ix) | — | (161,819) | — | — | (161,819) |
| At 31 December 2005 | | 724,254 | 2,708,834 | (96,771) | 901,211 | 4,237,528 |
| Profit for the period | | — | — | 159,605 | 55,616 | 215,221 |
| Effect on merger of equity interests in subsidiaries | (v) | — | (26,378) | — | — | (26,378) |
| Distribution to minority interests | (x) | — | (95,705) | — | 95,705 | — |
| Acquisition of equity interests in subsidiaries from minority interests | (viii) | — | (57,426) | — | (52,933) | (110,359) |
| Capitalization of reserves into share capital upon transformation *(note 20)* | | 2,575,746 | (2,575,746) | — | — | — |
| Profit appropriation | | — | 11 | (11) | — | — |
| Dividends to minority interests | | — | — | — | (78,372) | (78,372) |
| Dividends declared | | — | — | (26,472) | — | (26,472) |
| At 30 June 2006 | | 3,300,000 | (46,410) | 36,351 | 921,227 | 4,211,168 |
| At 31 December 2004 | | 724,254 | 3,630,177 | (1,199,238) | 891,908 | 4,047,101 |
| Profit for the period | | — | — | 182,518 | 48,922 | 231,440 |
| Effect on merger of equity interests in subsidiaries | (v) | — | (41,590) | (20,145) | — | (61,735) |
| Contribution from equity holders of the Company | (vii) | — | 435,171 | — | — | 435,171 |
| Dividends to minority interests | | — | — | — | (2,618) | (2,618) |
| Distribution to equity holders of the Company | (ix) | — | (161,819) | — | — | (161,819) |
| At 30 June 2005 (unaudited) | | 724,254 | 3,861,939 | (1,036,865) | 938,212 | 4,487,540 |

## Consolidated cash flow statements

| | Section II Note | Year ended 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | Six months ended 30 June 2005 RMB'000 (unaudited) | 2006 RMB'000 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities: | | | | | | |
| Cash generated from operations | 35 | 376,428 | 463,876 | 1,068,378 | 602,716 | 251,213 |
| Interest paid | | (57,596) | (36,003) | (34,230) | (11,219) | (37,728) |
| Income tax paid | | (26,701) | (91,294) | (116,652) | (57,325) | (99,333) |
| Net cash generated from operating activities | | 292,131 | 336,579 | 917,496 | 534,172 | 114,152 |
| Cash flows from investing activities: | | | | | | |
| Acquisition of subsidiaries, net of cash acquired | 37(a) | 2,445 | 56,865 | — | — | — |
| Acquisition of jointly controlled entities, net of cash acquired | 37(b) | — | — | 58,542 | 58,542 | 8,249 |
| Increase in investments in Transfer-out Companies | | (2,830) | (96,000) | — | — | — |
| Disposal of Transfer-out Companies | 30 | (33,496) | (150,964) | — | — | — |
| Proceeds from disposal of subsidiaries | | 42,944 | — | 1,348 | 1,348 | 616 |
| Proceeds from disposal of investments in associates | | 24,585 | 48,347 | 17,000 | 7,000 | 49 |
| Proceeds from disposal of discontinued operations *(note 30)* | | 76,050 | — | — | — | — |
| Purchase of property, plant and equipment | | (203,095) | (343,620) | (647,382) | (370,888) | (284,190) |
| Proceeds from disposal of property, plant and equipment | | 1,786 | 14,003 | 18,858 | 8,217 | 4,530 |
| Purchase of intangible assets | | (2,231) | (323) | (483) | — | — |
| Purchase of land use rights | | — | (4,000) | (767,301) | — | — |
| Proceeds from disposal of land use rights | | 41,899 | 17,600 | 64,183 | — | — |
| Proceeds from disposal of a hotel property (including property, plant and equipment and land use rights) | | 35,461 | 34,300 | — | — | — |
| (Increase)/decrease in long-term bank deposits | | (14,069) | (10,758) | 1,238 | — | 447 |
| Acquisition of associates | | (94,961) | — | — | — | — |
| Loan repayments received from third parties | | 55,885 | 2,625 | — | — | — |
| Loans granted to related parties | | (1,106,480) | (1,609,300) | (292,763) | (192,463) | (92,795) |
| Loan repayments received from related parties | | 805,446 | 1,781,280 | 461,550 | 425,002 | 107,840 |
| Loans granted to Transfer-out Companies | | (485,500) | (614,500) | (170,000) | (170,000) | — |
| Loan repayments received from Transfer-out Companies | | 164,000 | 526,000 | 580,000 | 544,000 | — |
| Interest received | | 13,943 | 9,345 | 8,493 | 3,042 | 4,376 |
| Dividends received | | 51,354 | 73,866 | 105,569 | 59,865 | 51,218 |
| Increase in investments in associates | | (11,257) | (4,470) | (73,595) | (34,337) | (7,040) |
| Purchase of available-for-sale financial assets | | (16,849) | (3,595) | — | — | — |
| Proceeds from disposal of available-for-sale financial assets | | 76,231 | 50,747 | 1,777 | 1,236 | 2,782 |
| Acquisition of equity interests of certain Transfer-in Companies and Jin Jiang Hotels Development under common control | | — | — | (336,513) | — | (39,749) |
| Acquisition of equity interests in subsidiaries from minority interests | | — | — | (43,016) | — | (112,035) |
| Net cash (used in)/generated from investing activities | | (578,739) | (222,552) | (1,012,495) | 340,564 | (355,702) |

| | Section II Note | Year ended 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | Six months ended 30 June 2005 RMB'000 (unaudited) | 2006 RMB'000 |
|---|---|---|---|---|---|---|
| Cash flows from financing activities: | | | | | | |
| Capital injections to Transfer-in Companies by their then equity holders | | — | 217,312 | 142,490 | 128,000 | — |
| Proceeds from bank borrowings | | 1,177,520 | 215,000 | 2,279,593 | 836,750 | 822,046 |
| Repayments of bank borrowings | | (1,214,959) | (1,123,038) | (1,133,931) | (224,725) | (572,965) |
| Proceeds from related party borrowings | | 195,100 | 541,000 | — | — | — |
| Repayments of related party borrowings | | (31,980) | — | (586,100) | (555,272) | — |
| Proceeds from borrowings to Transfer-out Companies | | (110,100) | — | (47,300) | (47,300) | — |
| Dividends paid by Transfer-in Companies to Jin Jiang International | | (20,382) | (86,806) | (92,846) | (45,219) | — |
| Dividends paid to minority interests | | (31,994) | (19,603) | (51,167) | (2,618) | (78,372) |
| Increase/(decrease) in deposits from related parties | | 285,055 | (28,530) | (558,211) | (528,260) | 16,785 |
| Net cash generated from/(used in) financing activities | | 248,260 | (284,665) | (47,472) | (438,644) | 187,494 |
| Cash flows from discontinued operations: | | | | | | |
| Net cash generated from/(used in) operating activities of discontinued operations | | 155,445 | (36,246) | — | — | — |
| Net cash (used in)/generated from investing activities of discontinued operations | | (6,694) | 6,416 | — | — | — |
| Net cash (used in)/generated from financing activities of discontinued operations | | (142,427) | 17,786 | — | — | — |
| Net cash generated from/(used in) discontinued operations | | 6,324 | (12,044) | — | — | — |
| (Decrease)/increase in cash and cash equivalents | | (32,024) | (182,682) | (142,471) | 436,092 | (54,056) |
| Cash and cash equivalents at beginning of the year/period | | 1,190,093 | 1,158,069 | 975,387 | 975,387 | 832,916 |
| Cash and cash equivalents at end of the year/period | 19 | 1,158,069 | 975,387 | 832,916 | 1,411,479 | 778,860 |

## II. NOTES TO THE FINANCIAL STATEMENTS

### 1. ORGANISATION, REORGANISATION AND PRINCIPAL ACTIVITIES

The Company, formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Huating Group Company ("Huating Group").

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of Mainland China by converting its paid-in capital and reserves of RMB3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

The address of the Company's registered office is Room 316–318, No. 24, Yang Xin Road East, Shanghai, the People's Republic of China.

The Group is principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China. During the Relevant Periods, the Group was also engaged in other businesses, including processing and distribution of livestock, poultry and egg products ("Food Business"), provision of taxi and travel agency services, etc (together, the "Discontinued Businesses").

Significant changes in the organisational structure of the Group during the Relevant Periods are summarized below:

#### (a) Transfers of equity interests in companies between the Group and Jin Jiang International

As part of the Reorganisation, the Group transferred its equity interests in certain subsidiaries (the "Transfer-out Companies"), a jointly controlled entity and certain associates, which were engaged in the Discontinued Businesses, to Jin Jiang International; Jin Jiang International and its other subsidiaries (other than the Group) transferred their equity interests in certain subsidiaries (the "Transfer-in Companies"), jointly controlled entities and associates which were engaged in Hotel Related Businesses, to the Group.

#### (b) Change in the Company's equity interests in Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development", formerly known as Shanghai New Asia (Group) Company Limited)

The A shares and B shares of Jin Jiang Hotels Development are listed on the Shanghai Stock Exchange of Mainland China. Before the Reorganisation, the Company directly held 42.32% of its equity interest. Pursuant to the Reorganisation, in December 2005, the Company acquired an aggregate of 10.14% equity interest in Jin Jiang Hotels Development at a total consideration of approximately RMB218,924,000, including 8.07% equity interest from other state-owned enterprises under the administration and control of Shanghai SASAC.

Pursuant to the implementation of a share reform, the Company gave away for free 4.85% equity interest in Jin Jiang Hotels Development to other A share public shareholders in January 2006 and subsequently acquired from the market 2.44% equity interest at a total consideration of approximately RMB100,048,000 from then to March 2006. Since then, the Company directly held 50.05% equity interest in Jin Jiang Hotels Development.

## 2. BASIS OF PRESENTATION

The Group, the Transfer-in Companies as described in note 1(a) and Jin Jiang Hotels Development as described in note 1(b) above are under common control of Shanghai SASAC both before and after the Reorganisation. The transfer of equity interests in the Transfer-in Companies and the acquisition of the 8.07% equity interests in Jin Jiang Hotels Development are therefore regarded as common control combinations and accounted for using the principles of merger accounting in accordance with the Accounting Guideline No. 5 — "Merger Accounting for Common Control Combination" issued by the HKICPA. Financial statement items of the Transfer-in Companies and Jin Jiang Hotels Development are included in the Financial Information as if the combinations had occurred from the date when these companies first came under the control of Shanghai SASAC.

Assets, liabilities and equity of the above companies are included in the Financial Information at the carrying amounts in the consolidated financial statements of Shanghai SASAC as if such consolidated financial statements had been prepared, including any adjustments required for conforming the Group's accounting policies and applying those policies to all periods presented. There is no recognition of goodwill or excess of the Group's interest in net fair value of identifiable assets, liabilities and contingent liabilities of these companies over cost at the time of the common control combinations. For companies which were previously acquired from third parties, the Financial Information includes the fair value of identifiable assets and liabilities of such companies at the respective dates of original acquisitions from third parties, any remaining goodwill arising on such acquisitions and minority interests.

The results of these companies are included in the Financial Information from the earliest date presented or since the date when these companies first came under the control of Shanghai SASAC, where this is a shorter period, regardless of the dates of the common control combinations. The Financial Information has also taken into account the profit or loss attributable to minority interests that should have been recorded in the consolidated financial statements of Shanghai SASAC as if such consolidated financial statements had been prepared.

The effects of all transactions between the companies now comprising the Group, whether occurring before or after the common control combinations, are eliminated in preparing the Financial Information.

Expenditure incurred in relation to the common control combinations is recognised as an expense in the consolidated income statements.

The names of companies acquired under common control combinations, the respective dates of common control combinations and the composition and fair value of the considerations are set out as follows:

| Name of combining entities | Date of combination | Consideration |
|---|---|---|
| Jin Jiang International Hotel Management Company Limited | 1 December 2003 | 100% equity interest in this company acquired by Jin Jiang Hotels Development at a cash consideration of RMB131,500,000 |
| Jin Jiang Hotel Company Limited<br>Cypress Hotel Company Limited<br>Y.M.C.A Hotel Company Limited<br>Shanghai Rainbow Hotel Company Limited<br>Shanghai Galaxy Hotel Company Limited<br>Shanghai Hua Ting Guest House Company Limited<br>Shanghai Hotel Company Limited<br>Jinsha Hotel Company Limited<br>Shanghai Yulan Hotel Company Limited<br>Shanghai Jin Jiang Da Hua Hotel Company Limited<br>Shanghai Jin Jiang Tower Company Limited (previously operating Jin Jiang Tower) | 31 March 2005 | 100% equity interests in these companies at nil consideration |
| Shanghai Jin Jiang International Hotel Investment Company Limited<br>Jin Jiang International Finance Company Limited | 31 March 2005 | 80% equity interests in these companies at nil consideration |
| Jin Jiang Inn Company Limited | 31 March 2005 | 74% equity interest in this company at nil consideration |
| Shanghai Jiu Long Hotel Company Limited | 31 March 2005 | 60% equity interest in this company at nil consideration |
| Wuhan Jin Jiang International Hotel Company Limited | 31 March 2005 | 50% equity interest in this company at nil consideration |
| Kunming Jin Jiang Hotel Company Limited | 75% equity interest on 31 March 2005 and 25% equity interest on 30 March 2006 | 75% equity interest in this company in 2005 at nil consideration and the remaining 25% equity interest in 2006 at nil consideration |
| Shanghai Jin Jiang Park Hotel Company Limited<br>Shanghai Jin Jiang Pacific Hotel Company Limited<br>Shanghai Peace Palace Hotel Company (previously operating Peace Palace Hotel) | 30 September 2005 | 100% equity interests in these companies at nil consideration |

| Name of combining entities | Date of combination | Consideration |
|---|---|---|
| Shanghai Peace Hotel Company *Limited* | 30 September 2005 | 99% equity interest in this company at *nil consideration and* 1% equity interest at RMB1,702,000 |
| Jin Jiang Hotels Development | 4.45%, 1.29% and 2.33% equity interests on 22, 27 and 28 December 2005, respectively | 8.07% equity interest in this company at a cash consideration of RMB174,232,000 |
| Shanghai Linqing Hotel Company Limited | 2 March 2006 | 90% equity interest in this company at a cash consideration of RMB3,042,000 |
| Shanghai Peace Snack Culture Company Limited | 14 March 2006 | 51% equity interest in this company at a cash consideration of RMB2,586,000 |
| Shanghai Jin Jiang International Hotels Group (HK) Company Limited | 10 April 2006 | 98.61% equity interest in this company at a cash consideration of Hong Kong Dollars ("HK$") 72,436,000 |
| Shanghai Jin Jiang International Management College | 12 May 2006 | 100% equity interest in this entity at a total cash consideration of RMB6,801,000 |

No significant accounting adjustments have been made to the net assets and net profit or loss of the above companies prepared under Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA to achieve consistency of their accounting policies with those of the Group as set out in note 3 below. The following significant adjustments have been made to the net assets and net profit or loss of certain of the above companies as a consequence of the common control combinations:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Adjustments to net assets** | | | | | |
| — fair value adjustments of assets and liabilities of Kunming Jin Jiang Hotel Company Limited, Jin Jiang Tower and Jin Jiang Inn Company Limited which acquired by Jin Jiang International from parties not under the control of Shanghai SASAC *(note 37(a))* | 60,201 | 81,946 | 79,809 | 80,813 | 78,529 |
| — adjustments of carrying value of assets of Jin Jiang Hotels Development acquired from the Company at amounts above their then carrying value | (156,782) | (152,428) | (148,073) | (150,250) | (145,896) |

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Adjustments to profit/(loss)** | | | | | |
| — fair value adjustments of assets and liabilities of Kunming Jin Jiang Hotel Company Limited, Jin Jiang Tower and Jin Jiang Inn Company Limited which acquired by Jin Jiang International from parties not under the control of Shanghai SASAC *(note 37(a))* | (1,676) | (4,216) | (2,264) | (1,132) | (1,132) |
| — adjustments of carrying value of assets of Jin Jiang Hotels Development acquired from the Company at amounts above their then carrying value | 18,866 | 4,355 | 4,355 | 2,177 | 2,177 |

Details of the adjustments to the consolidated reserves with respect to these common control combinations are set out in note 21(a)(v).

After control of a subsidiary is obtained, changes in equity interest in that subsidiary that do not result in a loss of control, including the transfer and acquisition of equity interests in Jin Jiang Hotels Development to/from parties not controlled by Shanghai SASAC as mentioned in note 1(b) above, is treated as transactions with equity holders in their capacity as equity holders. No gain or loss is recognised in the consolidated income statements with respect to such changes. The carrying amount of the non-controlling interest is adjusted to reflect the change in the Group's interest in the subsidiary's net assets. Any difference between the amount by which the non-controlling interest is so adjusted and the fair value of the consideration paid or received is recognised directly in equity attributable to equity holders of the Company.

The Financial Information also includes the financial positions, results and cash flows of the Transfer-out Companies up to their respective dates of transfers to Jin Jiang International, as they formed an integral part of the Group's businesses and were not managed separately from the Hotel Related Businesses before the transfers. The Discontinued Businesses carried out by the Transfer-out Companies were accounted for as discontinued operations and the transfers were reflected in the Financial Information as distributions to the equity holders of the Company on the effective dates of transfers.

The purchase method of accounting is used to account for the acquisitions of equity interests in subsidiaries from parties not under the control of Shanghai SASAC, and the transfers of equity interests in associates and jointly controlled entities to the Group from Jin Jiang International and its other subsidiaries (other than the Group).

## 3. PRINCIPAL ACCOUNTING POLICIES

The Financial Information has been prepared in accordance with HKFRS and has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The preparation of the Financial Information in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in note 5 of this section.

At the date of this report, the HKICPA has issued the following new/revised standards or interpretations that are not yet effective. The Group has considered these standards and interpretations but does not expect the adoption of such standards or interpretations will result in substantial changes to the Group's accounting policies.

- HK(IFRIC) — Int 7, "Applying the Restatement Approach under HKAS 29", effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Group;

- HK(IFRIC) — Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after 1 May 2006. Management is currently assessing the impact of the interpretation but does not expect there will be a material effect on the Group's results or financial position;

- HK(IFRIC) — Int 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006. Management does not expect the interpretation to be relevant for the Group; and

- HKFRS 7, "Financial instruments: Disclosures" and a complementary amendment to HKAS 1, "Capital Disclosures", effective for annual periods beginning on or after 1 January 2007. These require the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk, and disclosures about the level of an entity's capital and how it manages capital. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1 January 2007.

The principal accounting policies set out below have been consistently applied throughout the Relevant Periods.

**(a) Subsidiaries**

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Except for the acquisition of the Transfer-in Companies which have been accounted for using merger accounting as explained in note 2 above, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (see note 3(h)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheets, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

**(b) Associates**

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in the reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

**(c) Jointly controlled entities**

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the jointly controlled entities that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the jointly controlled entities that result from the Group's purchase of assets from the jointly controlled entities until it resells the assets to an independent party. However, a loss on the transaction is recognised immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

**(d) Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

**(e) Foreign currency translation**

(i) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(ii) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are recognised in profit or loss as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) *Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

— assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

— income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

— all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

**(f) Property, plant and equipment**

Construction-in-progress represents properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction and other direct costs. Construction-in-progress is not depreciated until such time as the assets are completed and are ready for operational use.

Property, plant and equipment other than construction-in-progress are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to write off the cost to their residual values over their estimated useful lives, as follows:

| | |
|---|---|
| Buildings | 20–40 years |
| Plant and machinery | 3–20 years |
| Motor vehicles | 3–12 years |
| Furniture, fittings and equipment | 3–17 years |
| Renovations and leasehold improvements | 5–20 years but not exceeding the lease period |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement.

**(g) Land use rights**

Land use rights are stated at cost less accumulated amortization and accumulated impairment losses, if any. Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods varying from 20 to 50 years. Amortization of land use rights is calculated on the straight-line method over the period of the land use rights.

**(h) Intangible assets**

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries and jointly controlled entities is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) *Computer software*

Acquired computer software licences are capitalized on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (three to five years).

(iii) *Others*

Other intangible assets mainly include taxi licence, use rights for certain internet access and electricity. Taxi licence is amortized on a straight-line basis over the estimated beneficial period of 50 years while others are amortized on a straight-line basis over the shorter of their effective beneficial lives or estimated useful period from 5 to 20 years.

**(i) Impairment of non-financial assets**

Assets that have an indefinite useful life are not subject to amortization, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

**(j) Financial assets**

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months from the balance sheet date.

(ii) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(iii) *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the Relevant Periods, the Group did not hold any investments in this category.

(iv) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the financial assets within 12 months from the balance sheet date.

Purchases and sales of financial assets are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category, including interest and dividend income, are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

**(k) Inventories**

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

**(l) Trade and other receivables**

Trade and other receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

**(m) Cash and cash equivalents**

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

**(n) Share capital**

Ordinary shares are classified as equity.

**(o) Borrowings**

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

**(p) Borrowing costs**

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

**(q) Deferred income tax**

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

**(r) Employee benefits**

(i) *Pension obligations*

The Group companies in Mainland China participate in defined contribution retirement benefit plans organised by relevant government authorities for its employees in Mainland China and contribute to these plans based on certain percentage of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans.

The Group's subsidiary in Hong Kong participates in a mandatory provident fund ("MPF scheme") for its employees in Hong Kong. Both the Group and the employees are required to contribute 5% of the salaries of the employee's, up to a maximum of HK$1,000 per employee per month. The assets of MPF scheme are held separately from those of the Group in an independent administered fund.

The Group has no further obligation for post-retirement benefits beyond the contributions made. The contributions to these plans and MPF are recognised as employee benefit expense when incurred.

(ii) *Housing benefits*

Employees of the Group companies in Mainland China are entitled to participate in government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The Group's liability in respect of these funds is limited to the contribution payable in each period. Contributions to the funds are expensed as incurred.

**(s) Provisions and contingent liabilities**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

**(t) Government grants**

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are recognised in the income statement on a straight line basis over the expected lives of the related assets.

**(u) Revenue recognition**

Revenue from hotel accommodation, hotel management and related services, food and beverage sales and other ancillary services is recognised when the services are rendered.

Sales of goods are recognised when the Group has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

Rental revenue from properties is recognised on a straight-line basis over the periods of the respective leases.

Interest income is recognised on a time-proportion basis using the effective interest method.

Dividend income is recognised when the right to receive payment is established.

**(v) Operating leases**

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

**(w) Dividend distribution**

Dividend distribution to the equity holders of the Company is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the equity holders of the Company.

## 4. FINANCIAL RISK MANAGEMENT

**(a) Financial risk factors**

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

(i) *Foreign exchange risk*

The Group mainly operates in Mainland China and most of the Group's transactions, assets and liabilities are denominated in RMB. Foreign currencies are however required to settle the Group's purchases of plant and equipment from overseas suppliers and certain expenses. Foreign currencies are also received from overseas customers. RMB is not freely convertible into other foreign currencies. Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by Mainland China government. Details of the Group's cash and cash equivalents and borrowings as at 31 December 2003, 2004 and 2005 and 30 June 2006 denominated in foreign currencies, mainly United States Dollars ("US$") and HK$, are disclosed in notes 19 and 23.

RMB against US$ and HK$ were comparatively stable throughout the Relevant Periods except that an appreciation of RMB against US$ by approximately 2% was announced on 21 July 2005 by the People's Bank of China (the "PBOC"), the central bank of Mainland China. The Group believes that the above-mentioned appreciation does not have any significant adverse effect on the current operating results and financial position of the Group given the existing level of the Group's foreign currency exposures, and that the exchange rate will not change significantly in the near future. Nevertheless, a further appreciation of RMB against US$ is being speculated in the currency market. In the event of a substantial appreciation of RMB against US$ in the future, it may in turn adversely affect the operating results of the Group.

As at 31 December 2003, 2004 and 2005 and 30 June 2006, the Group has not used any forward contracts, currency borrowings, or other means to hedge its foreign currency exposure.

(ii) *Interest rate risk*

The Group's income and operating cash flows are substantially independent of changes in market interest rates as the Group has no significant interest-bearing assets. The Group's exposure to changes in interest rates is mainly attributable to its borrowings. Borrowings at variable rates expose the Group to cash flow interest-rate risk. Borrowings at fixed rates expose the Group to fair value interest-rate risk. Details of the Group's borrowings have been disclosed in note 23 of this section.

The Group has not used any interest rate swaps to hedge its exposure to interest rate risk.

(iii) *Price risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheets either as available-for-sale financial assets or as financial assets at fair value through profit or loss. The Group is not exposed to commodity price risk.

(iv) *Credit risk*

The Group has no significant concentrations of credit risk. It has policies that limit the amount of credit exposure to any customer. The Group's historical experience in collection of trade and other receivables falls within the recorded allowances.

(v) *Liquidity risk*

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain flexibility in funding by keeping committed credit lines available.

**(b) Fair value estimation**

The fair value of financial instruments is determined based on the policies disclosed in note 3(j) in this section. The fair value of financial assets and liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair values of non-current borrowings are disclosed in note 23 in this section.

The face values less any estimated credit adjustments for other financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

## 5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

**(a) Critical accounting estimates and assumptions**

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) *Useful lives of property, plant and equipment*

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(ii) *Deferred tax assets*

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group's management determines the deferred tax assets based on the enacted or substantially enacted tax rates and laws and best knowledge of profit projections of the Group for coming years during which the deferred tax assets are expected to be utilized. Management will revise the assumptions and profit projections by the balance sheet date.

(iii) *Impairment of property, plant and equipment*

The Group's management assesses at each of the balance sheet date whether property, plant and equipment have any indication of impairment, in accordance with the accounting policy stated in note 3(i). The recoverable amount is higher of an asset's value in use and fair value less costs to sell, which is estimated based on the best information available to reflect the amount that is obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal, or cash to be generated from continuously using the assets.

(iv) *Impairment of trade and other receivables*

The Group's management estimates the provision of impairment of trade and other receivables by assessing their recoverability. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible and require the use of estimates. Where the expectation is different from the original estimate, such difference will impact carrying value of trade and other receivable and impairment charge in the period in which such estimate has been changed.

**(b) Critical judgements in applying the Group's accounting policies**

(i) *Leasehold improvements on leased premises*

The Group operates certain hotels on leased premises in Mainland China and incurs construction or renovation expenditures for these hotels. Some landlords named in the corresponding lease agreements have informed the Group that they are unable to produce proper building ownership certificates or to provide valid lease permits or other necessary permissions. However, based on the Group's past experiences and available information and after consultation with the Group's legal advisor, the directors of the Company are of the view that such problem is unlikely to cause the interruption or termination of these leases or to have a material effect on the carrying values of the related leasehold improvements of approximately Nil, RMB88,701,000, RMB121,219,000 and RMB136,169,000 as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively. Accordingly, no impairment for such leasehold improvements is considered necessary to be made according to the Group's accounting policies.

(ii) *Fair value of available-for-sale financial assets*

The fair value of available-for-sale financial assets that are not traded in an active market can be determined by using valuation technique. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on existing market conditions at each balance sheet date. When the fair value cannot be reliably measured, such available-for-sale financial assets are measured at cost and assessed whether there is objective evidence of impairment at each balance sheet date.

## 6. TURNOVER AND SEGMENT INFORMATION

During the Relevant Periods, the Group's Hotel Related Businesses were organised into four main continuing business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels;

(2) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties;

(3) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties;

(4) Restaurants: operation of fast food or upscale restaurants and related investments.

Other continuing businesses of the Group under the Hotel Related Businesses mainly include intra-group financial services, training and education and moon cake production businesses.

During the Relevant Periods, the Group was also engaged in the Discontinued Businesses as disclosed in note 1 above, which were transferred to Jin Jiang International pursuant to the Reorganisation and were accounted for as discontinued operations (note 30).

### (a) Turnover

The Group's turnover derived from its continuing operations during the Relevant Periods is as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Star-rated hotel operation | | | | | |
| — Accommodation revenue | 760,341 | 1,137,188 | 1,355,077 | 636,517 | 689,244 |
| — Food and beverage sales | 412,627 | 578,722 | 660,722 | 316,076 | 354,498 |
| — Rendering of ancillary services | 111,815 | 142,443 | 133,458 | 61,918 | 59,935 |
| — Rental revenue | 57,654 | 83,499 | 101,854 | 47,981 | 52,640 |
| — Sales of hotel supplies | 24,806 | 37,971 | 34,295 | 18,954 | 18,673 |
| | 1,367,243 | 1,979,823 | 2,285,406 | 1,081,446 | 1,174,990 |
| Jin Jiang Inn Budget Hotels | — | 153,466 | 334,900 | 154,272 | 202,807 |
| Star-rated hotel management | 28,206 | 36,276 | 36,683 | 20,821 | 19,062 |
| Restaurants | 158,611 | 102,374 | 89,738 | 42,973 | 44,929 |
| Others | 60,934 | 101,053 | 60,943 | 22,992 | 8,797 |
| | 1,614,994 | 2,372,992 | 2,807,670 | 1,322,504 | 1,450,585 |

(b) **Primary reporting format — business segments**

**Year ended 31 December 2003**

| | Star-rated hotel operation *RMB'000* | Star-rated hotel management *RMB'000* | Restaurants *RMB'000* | Food Business *RMB'000* | Others *RMB'000* | Group *RMB'000* |
|---|---|---|---|---|---|---|
| **Continuing operations:** | | | | | | |
| External sales | 1,367,243 | 28,206 | 158,611 | — | 60,934 | 1,614,994 |
| Inter-segment sales | 34,221 | 21,179 | — | — | 16,293 | 71,693 |
| Total gross segment sales | 1,401,464 | 49,385 | 158,611 | — | 77,227 | 1,686,687 |
| Operating (loss)/profit | (5,066) | 15,520 | (2,338) | — | 37,931 | 46,047 |
| Finance costs *(note 28)* | | | | | | (58,256) |
| Share of results of associates *(note 12)* | 9,570 | (936) | 41,748 | — | 2,947 | 53,329 |
| Profit before income tax | | | | | | 41,120 |
| Income tax expense *(note 29)* | | | | | | (8,847) |
| Profit for the year from continuing operations | | | | | | 32,273 |
| **Discontinued operations:** | | | | | | |
| (Loss)/profit for the year from discontinued operations *(note 30)* | — | — | — | (91,028) | 5,328 | (85,700) |
| Loss for the year | | | | | | (53,427) |
| Segment assets | 3,338,597 | 151,564 | 183,886 | 1,646,151 | 1,251,748 | 6,571,946 |
| Investments in associates *(note 12)* | 177,523 | 43,115 | 141,181 | 12,040 | — | 373,859 |
| Total Assets | 3,516,120 | 194,679 | 325,067 | 1,658,191 | 1,251,748 | 6,945,805 |
| Total Liabilities | 1,197,825 | 32,477 | 46,646 | 1,298,646 | 1,122,655 | 3,698,249 |
| Capital expenditures | 397,407 | 787 | 1,776 | 72,241 | 1,075 | 473,286 |
| Depreciation *(note 7)* | 242,421 | 238 | 11,374 | 63,960 | 9,943 | 327,936 |
| Amortization of land use rights *(note 8)* | 6,814 | — | — | — | 61 | 6,875 |
| Amortization of intangible assets *(note 9)* | 234 | — | — | 24 | 1,057 | 1,315 |
| Impairment of property, plant and equipment *(note 7)* | 1,278 | — | 1,973 | 34,146 | — | 37,397 |
| Write-down of inventories | 211 | — | — | — | — | 211 |
| Impairment of trade and other receivables | 2,812 | (7) | 49 | (648) | 33 | 2,239 |

**Year ended 31 December 2004**

| | Star-rated hotel operation *RMB'000* | Jin Jiang Inn Budget Hotels *RMB'000* | Star-rated hotel management *RMB'000* | Restaurants *RMB'000* | Food Business *RMB'000* | Others *RMB'000* | Group *RMB'000* |
|---|---|---|---|---|---|---|---|
| **Continuing operations:** | | | | | | | |
| External sales | 1,979,823 | 153,466 | 36,276 | 102,374 | — | 101,053 | 2,372,992 |
| Inter-segment sales | 53,245 | — | 42,904 | — | — | 18,815 | 114,964 |
| Total gross segment sales | 2,033,068 | 153,466 | 79,180 | 102,374 | — | 119,868 | 2,487,956 |
| Operating profit | 299,273 | 17,370 | 46,171 | 17,937 | — | 58,303 | 439,054 |
| Finance costs *(note 28)* | | | | | | | (34,333) |
| Share of results of associates *(note 12)* | 19,268 | — | 99 | 48,705 | — | (2,637) | 65,435 |
| Profit before income tax | | | | | | | 470,156 |
| Income tax expense *(note 29)* | | | | | | | (121,190) |
| Profit for the year from continuing operations | | | | | | | 348,966 |
| **Discontinued operations:** | | | | | | | |
| Loss for the year from discontinued operations *(note 30)* | — | — | — | — | (94,013) | — | (94,013) |
| Profit for the year | | | | | | | 254,953 |
| Segment assets | 3,826,830 | 812,406 | 154,695 | 171,565 | — | 1,500,361 | 6,465,857 |
| Investments in associates *(note 12)* | 150,048 | — | 822 | 157,245 | — | 10,817 | 318,932 |
| Total Assets | 3,976,878 | 812,406 | 155,517 | 328,810 | — | 1,511,178 | 6,784,789 |
| Total Liabilities | 1,239,988 | 575,211 | 34,174 | 12,457 | — | 875,858 | 2,737,688 |
| Capital expenditures | 1,281,515 | 100,056 | 812 | 6,391 | 24,453 | 2,982 | 1,416,209 |
| Depreciation *(note 7)* | 238,620 | 13,810 | 775 | 6,337 | 28,822 | 2,972 | 291,336 |
| Amortization of land use rights *(note 8)* | 7,239 | 836 | — | — | — | 1,516 | 9,591 |
| Amortization of intangible assets *(note 9)* | 121 | — | — | 203 | 24 | 52 | 400 |
| Impairment of property, plant and equipment *(note 7)* | 4,311 | — | — | 655 | 11,111 | 875 | 16,952 |
| Impairment of available-for-sale financial assets *(note 26)* | 3,671 | — | — | — | — | — | 3,671 |
| Impairment of trade and other receivables | (2,011) | 23 | (256) | (104) | 16,842 | (101) | 14,393 |

**Year ended 31 December 2005**

| | Star-rated hotel operation RMB'000 | Jin Jiang Inn Budget Hotels RMB'000 | Star-rated hotel management RMB'000 | Restaurants RMB'000 | Others RMB'000 | Group RMB'000 |
|---|---|---|---|---|---|---|
| External sales | 2,285,406 | 334,900 | 36,683 | 89,738 | 60,943 | 2,807,670 |
| Inter-segment sales | 76,892 | 6,421 | 53,789 | — | 33,346 | 170,448 |
| Total gross segment sales | 2,362,298 | 341,321 | 90,472 | 89,738 | 94,289 | 2,978,118 |
| Operating profit | 406,007 | 51,404 | 51,633 | 18,520 | 35,815 | 563,379 |
| Finance costs *(note 28)* | | | | | | (37,228) |
| Share of results of associates *(note 12)* | 17,170 | — | (103) | 43,525 | (4,259) | 56,333 |
| Profit before income tax | | | | | | 582,484 |
| Income tax expense *(note 29)* | | | | | | (168,330) |
| Profit for the year | | | | | | 414,154 |
| Segment assets | 4,634,552 | 1,152,995 | 221,767 | 155,116 | 493,430 | 6,657,860 |
| Investments in associates *(note 12)* | 71,524 | — | 920 | 206,941 | 6,558 | 285,943 |
| Total Assets | 4,706,076 | 1,152,995 | 222,687 | 362,057 | 499,988 | 6,943,803 |
| Total Liabilities | 2,118,077 | 284,072 | 31,599 | 11,562 | 260,965 | 2,706,275 |
| Capital expenditures | 1,536,405 | 347,223 | 482 | 4,707 | 1,206 | 1,890,023 |
| Depreciation *(note 7)* | 269,182 | 30,749 | 209 | 5,979 | 2,766 | 308,885 |
| Amortization of land use rights *(note 8)* | 12,795 | 2,529 | — | — | 737 | 16,061 |
| Amortization of intangible assets *(note 9)* | 287 | 26 | — | 205 | 6 | 524 |
| Impairment of property, plant and equipment *(note 7)* | (1,513) | — | — | 500 | — | (1,013) |
| Impairment of available-for-sale financial assets *(note 26)* | 3,230 | — | — | — | — | 3,230 |
| Write-down of inventories | 394 | — | — | — | — | 394 |
| Impairment of trade and other receivables *(note 26)* | 2,098 | 27 | (62) | 1 | 1,284 | 3,348 |

**Six months ended 30 June 2005**

| | Star-rated hotel operation RMB'000 (unaudited) | Jin Jiang Inn Budget Hotels RMB'000 (unaudited) | Star-rated hotel management RMB'000 (unaudited) | Restaurants RMB'000 (unaudited) | Others RMB'000 (unaudited) | Group RMB'000 (unaudited) |
|---|---|---|---|---|---|---|
| External sales | 1,081,446 | 154,272 | 20,821 | 42,973 | 22,992 | 1,322,504 |
| Inter-segment sales | 41,272 | 2,466 | 26,246 | — | 13,784 | 83,768 |
| Total gross segment sales | 1,122,718 | 156,738 | 47,067 | 42,973 | 36,776 | 1,406,272 |
| Operating profit | 219,707 | 23,585 | 32,456 | 18,362 | 17,992 | 312,102 |
| Finance costs *(note 28)* | | | | | | (11,254) |
| Share of results of associates | 7,360 | — | 61 | 18,199 | (1,614) | 24,006 |
| Profit before income tax | | | | | | 324,854 |
| Income tax expense *(note 29)* | | | | | | (93,414) |
| Profit for the period | | | | | | 231,440 |
| Segment assets | 4,252,930 | 947,385 | 225,435 | 126,778 | 967,259 | 6,519,787 |
| Investments in associates | 47,080 | — | 883 | 156,933 | 9,210 | 214,106 |
| Total Assets | 4,300,010 | 947,385 | 226,318 | 283,711 | 976,469 | 6,733,893 |
| Total Liabilities | 1,793,258 | 242,728 | 34,039 | 10,753 | 165,575 | 2,246,353 |
| Capital expenditures | 708,706 | 82,280 | 16 | 2,147 | 58 | 793,207 |
| Depreciation *(note 7)* | 120,435 | 14,063 | 88 | 2,848 | 1,063 | 138,497 |
| Amortization of land use rights *(note 8)* | 3,562 | 1,113 | — | — | 441 | 5,116 |
| Amortization of intangible assets *(note 9)* | 126 | 4 | — | 102 | 5 | 237 |
| Write-down of inventories | 627 | — | — | — | — | 627 |
| Impairment of trade and other receivables *(note 26)* | 1,246 | 67 | (120) | — | (5) | 1,188 |

**Six months ended 30 June 2006**

| | Star-rated hotel operation *RMB'000* | Jin Jiang Inn Budget Hotels *RMB'000* | Star-rated hotel management *RMB'000* | Restaurants *RMB'000* | Others *RMB'000* | Group *RMB'000* |
|---|---|---|---|---|---|---|
| External sales | 1,174,990 | 202,807 | 19,062 | 44,929 | 8,797 | 1,450,585 |
| Inter-segment sales | 52,122 | 2,820 | 28,125 | — | 28,808 | 111,875 |
| Total gross segment sales | 1,227,112 | 205,627 | 47,187 | 44,929 | 37,605 | 1,562,460 |
| Operating profit | 215,590 | 24,982 | 26,090 | 13,538 | 18,410 | 298,610 |
| Finance costs *(note 28)* | | | | | | (38,135) |
| Share of results of associates *(note 12)* | 12,824 | — | (201) | 26,111 | (1,693) | 37,041 |
| Profit before income tax | | | | | | 297,516 |
| Income tax expense *(note 29)* | | | | | | (82,295) |
| Profit for the period | | | | | | 215,221 |
| Segment assets | 4,787,196 | 1,219,195 | 171,767 | 126,309 | 583,468 | 6,887,935 |
| Investments in associates *(note 12)* | 82,162 | — | 670 | 180,510 | 11,900 | 275,242 |
| Total Assets | 4,869,358 | 1,219,195 | 172,437 | 306,819 | 595,368 | 7,163,177 |
| Total Liabilities | 2,212,023 | 237,731 | 23,418 | 17,794 | 461,043 | 2,952,009 |
| Capital expenditures | 213,275 | 137,855 | 31 | 9,860 | 1,242 | 362,263 |
| Depreciation *(note 7)* | 138,825 | 23,694 | 161 | 3,108 | 717 | 166,505 |
| Amortization of land use rights *(note 8)* | 11,297 | 1,221 | — | — | 101 | 12,619 |
| Amortization of intangible assets *(note 9)* | 274 | 73 | — | 105 | 3 | 455 |
| Write-down of inventories | 285 | — | — | — | — | 285 |
| Impairment of trade and other receivables *(note 26)* | 251 | — | — | — | (24) | 227 |

Unallocated costs which mainly represent corporate expenses are included in the segment of "Others".

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognised arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities. Corporate borrowings are included in the segment of "Others".

Capital expenditure comprises additions to property, plant and equipment (note 7), land use rights (note 8) and intangible assets (note 9), including additions resulting from acquisition through business combinations other than common control combination under the Reorganisation (note 37).

**(c) Secondary reporting format — geographical segments**

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

## 7. PROPERTY, PLANT AND EQUIPMENT

**(a) The Group**

| | Buildings | Plant and machinery | Motor vehicles | Furniture, fittings and equipment | Renovations and leasehold improvements | Construction in progress | Total |
|---|---|---|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cost** | | | | | | | |
| At 1 January 2003 | 3,225,214 | 1,236,843 | 209,367 | 266,555 | 397,868 | 154,501 | 5,490,348 |
| Additions | 9,338 | 32,698 | 30,981 | 13,890 | 24,821 | 204,882 | 316,610 |
| Acquisition of a subsidiary *(note 37(a)(i))* | 58,640 | 4,817 | 455 | 318 | — | — | 64,230 |
| Disposal of subsidiaries and a jointly controlled entity | (30,045) | (38,502) | (63,721) | (7,186) | (37,954) | — | (177,408) |
| Disposals | (146,462) | (117,387) | (44,443) | (44,231) | (72,588) | (727) | (425,838) |
| Transfers | 13,907 | 50,078 | 113 | 11,998 | 95,575 | (171,671) | — |
| At 31 December 2003 | 3,130,592 | 1,168,547 | 132,752 | 241,344 | 407,722 | 186,985 | 5,267,942 |
| Additions | 22,837 | 19,872 | 8,427 | 5,900 | 13,495 | 341,208 | 411,739 |
| Acquisition of subsidiaries *(note 37(a)(ii))* | 621,073 | 75,899 | 3,186 | 14,461 | 139,009 | 60,182 | 913,810 |
| Disposal of subsidiaries | (485,817) | (307,701) | (75,414) | (13,667) | (22,239) | (5,431) | (910,269) |
| Disposals | (69,260) | (18,512) | (9,420) | (31,808) | (31,185) | (99,648) | (259,833) |
| Transfers | 62,299 | 33,397 | 1,481 | 14,462 | 66,493 | (178,132) | — |
| At 31 December 2004 | 3,281,724 | 971,502 | 61,012 | 230,692 | 573,295 | 305,164 | 5,423,389 |
| Additions | 64,380 | 18,695 | 4,999 | 8,683 | 17,798 | 577,599 | 692,154 |
| Acquisition of jointly controlled entities *(note 37(b)(i))* | 320,039 | 16,186 | 754 | 14,892 | 63,261 | 14,551 | 429,683 |
| Disposal of a subsidiary | (28,812) | — | (1,067) | (7,524) | (12,686) | (2,741) | (52,830) |
| Disposals | (88,498) | (57,964) | (6,420) | (18,009) | (28,772) | — | (199,663) |
| Transfers | 81,661 | 67,731 | 889 | 31,644 | 184,629 | (366,554) | — |
| At 31 December 2005 | 3,630,494 | 1,016,150 | 60,167 | 260,378 | 797,525 | 528,019 | 6,292,733 |
| Additions | — | 5,873 | 2,757 | 6,936 | 9,995 | 252,503 | 278,064 |
| Acquisition of jointly controlled entities *(note 37(b)(ii)&(iii))* | 55,049 | 3,192 | 484 | 3,076 | 15,694 | 5,708 | 83,203 |
| Disposals | — | (36,482) | (3,194) | (12,012) | (37,080) | (497) | (89,265) |
| Transfers | 21,409 | 30,349 | 249 | 19,508 | 126,721 | (198,236) | — |
| At 30 June 2006 | 3,706,952 | 1,019,082 | 60,463 | 277,886 | 912,855 | 587,497 | 6,564,735 |

| | Buildings RMB'000 | Plant and machinery RMB'000 | Motor vehicles RMB'000 | Furniture, fittings and equipment RMB'000 | Renovations and leasehold improvements RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|
| **Accumulated depreciation and impairment** | | | | | | | |
| At 1 January 2003 | (1,160,696) | (763,334) | (125,485) | (183,445) | (198,464) | — | (2,431,424) |
| Depreciation charge for the year | (105,246) | (80,215) | (23,770) | (25,256) | (93,449) | — | (327,936) |
| Impairment charge for the year | — | (37,355) | — | — | (42) | — | (37,397) |
| Disposal of subsidiaries and a jointly controlled entity | 9,903 | 19,782 | 25,904 | 5,247 | 23,759 | — | 84,595 |
| Disposals | 61,651 | 69,691 | 32,676 | 29,187 | 64,142 | — | 257,347 |
| At 31 December 2003 | (1,194,388) | (791,431) | (90,675) | (174,267) | (204,054) | — | (2,454,815) |
| Depreciation charge for the year | (109,360) | (68,741) | (9,033) | (20,086) | (84,116) | — | (291,336) |
| Impairment charge for the year | (2,750) | (13,667) | (160) | (80) | (295) | — | (16,952) |
| Disposal of subsidiaries | 205,014 | 231,551 | 50,256 | 9,605 | 13,998 | — | 510,424 |
| Disposals | 21,189 | 14,195 | 7,017 | 29,146 | 15,821 | — | 87,368 |
| At 31 December 2004 | (1,080,295) | (628,093) | (42,595) | (155,682) | (258,646) | — | (2,165,311) |
| Depreciation charge for the year | (103,056) | (79,648) | (5,065) | (25,999) | (95,117) | — | (308,885) |
| Impairment charge for the year | (19) | 1,450 | — | 82 | (500) | — | 1,013 |
| Disposal of a subsidiary | 5,647 | — | 705 | 6,067 | 10,052 | — | 22,471 |
| Disposals | 63,897 | 49,018 | 5,003 | 14,862 | 24,732 | — | 157,512 |
| At 31 December 2005 | (1,113,826) | (657,273) | (41,952) | (160,670) | (319,479) | — | (2,293,200) |
| Depreciation charge for the period | (52,946) | (38,117) | (2,246) | (14,235) | (58,961) | — | (166,505) |
| Disposals | — | 33,891 | 2,760 | 11,061 | 30,785 | — | 78,497 |
| At 30 June 2006 | (1,166,772) | (661,499) | (41,438) | (163,844) | (347,655) | — | (2,381,208) |
| **Net book amount** | | | | | | | |
| At 31 December 2003 | 1,936,204 | 377,116 | 42,077 | 67,077 | 203,668 | 186,985 | 2,813,127 |
| At 31 December 2004 | 2,201,429 | 343,409 | 18,417 | 75,010 | 314,649 | 305,164 | 3,258,078 |
| At 31 December 2005 | 2,516,668 | 358,877 | 18,215 | 99,708 | 478,046 | 528,019 | 3,999,533 |
| At 30 June 2006 | 2,540,180 | 357,583 | 19,025 | 114,042 | 565,200 | 587,497 | 4,183,527 |

As at 31 December 2003, 2004 and 2005 and 30 June 2006, property, plant and equipment of the Group with net book amount of approximately RMB536,204,000, RMB118,603,000, RMB340,859,000 and RMB321,601,000 were pledged as securities for the Group's borrowings (note 23).

Depreciation expenses have been charged to the consolidated income statements as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| | | | | *(Unaudited)* | |
| Cost of sales | 246,043 | 242,219 | 284,974 | 126,424 | 154,523 |
| Selling and marketing expenses | 4,690 | 4,986 | 4,760 | 2,675 | 2,351 |
| Administrative expenses | 12,301 | 15,308 | 19,151 | 9,398 | 9,631 |
| Continuing operations *(note 26)* | 263,034 | 262,513 | 308,885 | 138,497 | 166,505 |
| Discontinued operations | 64,902 | 28,823 | — | — | — |
| Total | 327,936 | 291,336 | 308,885 | 138,497 | 166,505 |

Borrowing costs of approximately RMB840,000, RMB1,421,000, RMB331,000 and RMB4,405,000 arising on financing specifically entered into for the construction of certain property, plant and equipment have been capitalized during the years ended 31 December 2004 and 2005 and the six months ended 30 June 2005 and 2006, and are included in "Additions" in property, plant and equipment. The capitalization rates were 5.558%, 5.515%, 5.445% and 5.477% for the years ended 31 December 2004 and 2005 and the six months ended 30 June 2005 and 2006, respectively.

**(b) The Company**

| | Buildings | Plant and machinery | Motor vehicles | Furniture, fittings and equipment | Renovations and leasehold improvements | Construction in progress | Total |
|---|---|---|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cost** | | | | | | | |
| At 1 January 2003 | 10,835 | — | 3,319 | 3,380 | — | — | 17,534 |
| Disposals | (5,273) | — | (3,319) | (3,233) | — | — | (11,825) |
| At 31 December 2003 | 5,562 | — | — | 147 | — | — | 5,709 |
| Disposals | — | — | — | (17) | — | — | (17) |
| At 31 December 2004 | 5,562 | — | — | 130 | — | — | 5,692 |
| Additions | — | — | — | 84 | — | — | 84 |
| Transfer in from *subsidiaries* | 587,698 | 43,486 | 805 | 109 | 32,993 | 2,029 | 667,120 |
| Disposals | (5,562) | — | — | — | — | — | (5,562) |
| At 31 December 2005 | 587,698 | 43,486 | 805 | 323 | 32,993 | 2,029 | 667,334 |
| Additions | — | 576 | — | 161 | — | 2,436 | 3,173 |
| Transfers | — | 1,967 | — | — | — | (1,967) | — |
| Disposals | — | (178) | (252) | (2) | — | (184) | (616) |
| At 30 June 2006 | 587,698 | 45,851 | 553 | 482 | 32,993 | 2,314 | 669,891 |

| | Buildings RMB'000 | Plant and machinery RMB'000 | Motor vehicles RMB'000 | Furniture, fittings and equipment RMB'000 | Renovations and leasehold improvements RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|
| **Accumulated depreciation and impairment** | | | | | | | |
| At 1 January 2003 | (1,062) | — | (1,449) | (471) | — | — | (2,982) |
| Depreciation charge for the year | (216) | — | (149) | (461) | — | — | (826) |
| Disposals | 397 | — | 1,598 | 843 | — | — | 2,838 |
| At 31 December 2003 | (881) | — | — | (89) | — | — | (970) |
| Depreciation charge for the year | (132) | — | — | (23) | — | — | (155) |
| Disposals | — | — | — | 17 | — | — | 17 |
| At 31 December 2004 | (1,013) | — | — | (95) | — | — | (1,108) |
| Depreciation charge for the year | — | — | — | (97) | — | — | (97) |
| Disposals | 1,013 | — | — | — | — | — | 1,013 |
| At 31 December 2005 | — | — | — | (192) | — | — | (192) |
| Depreciation charge for the period | (8,154) | (7,374) | (251) | (114) | (4,195) | — | (20,088) |
| Disposals | — | 169 | 92 | 2 | — | — | 263 |
| At 30 June 2006 | (8,154) | (7,205) | (159) | (304) | (4,195) | — | (20,017) |
| **Net book amount** | | | | | | | |
| At 31 December 2003 | 4,681 | — | — | 58 | — | — | 4,739 |
| At 31 December 2004 | 4,549 | — | — | 35 | — | — | 4,584 |
| At 31 December 2005 | 587,698 | 43,486 | 805 | 131 | 32,993 | 2,029 | 667,142 |
| At 30 June 2006 | 579,544 | 38,646 | 394 | 178 | 28,798 | 2,314 | 649,874 |

## 8. LAND USE RIGHTS

Land use rights represent the net book amount of prepaid operating lease payments. All the land use rights of the Group are located in Mainland China and are held on leases between 20 to 50 years. Movements in land use rights are as follows:

### (a) The Group

| | Year ended 31 December | | | Six months ended 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cost** | | | | |
| At beginning of the year/period | 537,297 | 582,165 | 371,886 | 1,065,861 |
| Additions | 2,113 | 4,000 | 767,301 | 269 |
| Acquisition of subsidiaries and jointly controlled entities *(note 37)* | 88,102 | 79,794 | — | — |
| Disposal of subsidiaries and a jointly controlled entity | — | (288,260) | (3,850) | — |
| Disposals | (45,347) | (5,813) | (69,476) | (7,949) |
| At end of the year/period | 582,165 | 371,886 | 1,065,861 | 1,058,181 |
| **Accumulated amortization** | | | | |
| At beginning of the year/period | (38,989) | (44,057) | (43,644) | (44,033) |
| Charge for the year/period | (6,875) | (9,591) | (16,061) | (12,619) |
| Disposal of subsidiaries and a jointly controlled entity | — | 10,004 | 794 | — |
| Disposals | 1,807 | — | 14,878 | 1,805 |
| At end of the year/period | (44,057) | (43,644) | (44,033) | (54,847) |
| **Net book amount** | | | | |
| At end of the year/period | 538,108 | 328,242 | 1,021,828 | 1,003,334 |

As at 31 December 2003, land use rights with net book amount of approximately RMB69,167,000 was pledged as securities for the Group's borrowings (note 23).

Amortization expenses have been charged to the consolidated income statements as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Continuing operations | | | | | |
| — Cost of sales *(note 26)* | 6,875 | 9,591 | 16,061 | 5,116 | 12,619 |

(b) The Company

| | Year ended 31 December | | | Six months ended 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cost** | | | | |
| At beginning of the year/period | 46,100 | 45,520 | 45,520 | 49,908 |
| Addition | — | — | — | 269 |
| Transfer in from subsidiaries | — | — | 49,908 | — |
| Disposals | (580) | — | (45,520) | — |
| At end of the year/period | 45,520 | 45,520 | 49,908 | 50,177 |
| **Accumulated amortization** | | | | |
| At beginning of the year/period | (7,572) | (8,612) | (9,731) | — |
| Charge for the year/period | (1,118) | (1,119) | — | (642) |
| Disposals | 78 | — | 9,731 | — |
| At end of the year/period | (8,612) | (9,731) | — | (642) |
| **Net book amount** | | | | |
| At end of the year/period | 36,908 | 35,789 | 49,908 | 49,535 |

9. INTANGIBLE ASSETS

(a) The Group

| | Goodwill | Software | Others | Total |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cost** | | | | |
| At 1 January 2003 | 11,003 | — | 45,109 | 56,112 |
| Additions | — | 1,037 | 1,194 | 2,231 |
| Disposal of subsidiaries and a jointly controlled entity | — | — | (44,626) | (44,626) |
| At 31 December 2003 | 11,003 | 1,037 | 1,677 | 13,717 |
| Additions | — | 49 | 274 | 323 |
| Acquisition of subsidiaries *(note 37(a)(ii))* | 6,448 | — | 95 | 6,543 |
| Disposal of subsidiaries | — | — | (1,125) | (1,125) |
| Disposals | — | (25) | (1) | (26) |
| At 31 December 2004 | 17,451 | 1,061 | 920 | 19,432 |
| Additions | — | 449 | 34 | 483 |
| Acquisition of jointly controlled entities *(note 37(b)(i))* | — | 188 | 214 | 402 |
| Disposal of a subsidiary | — | — | (21) | (21) |
| At 31 December 2005 | 17,451 | 1,698 | 1,147 | 20,296 |
| Additions | — | 673 | — | 673 |
| Acquisition of jointly controlled entities *(note 37(b)(iii))* | — | — | 54 | 54 |
| At 30 June 2006 | 17,451 | 2,371 | 1,201 | 21,023 |

| | Goodwill<br>*RMB'000* | Software<br>*RMB'000* | Others<br>*RMB'000* | Total<br>*RMB'000* |
|---|---|---|---|---|
| **Accumulated amortization** | | | | |
| At 1 January 2003 | — | — | (3,833) | (3,833) |
| Amortization charge for the year | — | (208) | (1,107) | (1,315) |
| Disposal of subsidiaries and a jointly controlled entity | — | — | 4,671 | 4,671 |
| At 31 December 2003 | — | (208) | (269) | (477) |
| Amortization charge for the year | — | (242) | (158) | (400) |
| Disposal of subsidiaries | — | — | 48 | 48 |
| At 31 December 2004 | — | (450) | (379) | (829) |
| Amortization charge for the year | — | (324) | (200) | (524) |
| Disposal of a subsidiary | — | — | 4 | 4 |
| At 31 December 2005 | — | (774) | (575) | (1,349) |
| Amortization charge for the period | — | (335) | (120) | (455) |
| At 30 June 2006 | — | (1,109) | (695) | (1,804) |
| **Net book amount** | | | | |
| At 31 December 2003 | 11,003 | 829 | 1,408 | 13,240 |
| At 31 December 2004 | 17,451 | 611 | 541 | 18,603 |
| At 31 December 2005 | 17,451 | 924 | 572 | 18,947 |
| At 30 June 2006 | 17,451 | 1,262 | 506 | 19,219 |

Amortization expenses have been charged to the consolidated income statements as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003<br>*RMB'000* | 2004<br>*RMB'000* | 2005<br>*RMB'000* | 2005<br>*RMB'000*<br>*(unaudited)* | 2006<br>*RMB'000* |
| Continuing operations | | | | | |
| — Cost of sales *(note 26)* | 317 | 374 | 524 | 237 | 455 |
| Discontinued operations | 998 | 26 | — | — | — |
| Total | 1,315 | 400 | 524 | 237 | 455 |

*Impairment tests for goodwill*

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to business segment. A segment level summary of the goodwill is presented below:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Star-rated hotel operation | 11,003 | 11,003 | 11,003 | 11,003 |
| Jin Jiang Inn Budget Hotels | — | 6,448 | 6,448 | 6,448 |
| | 11,003 | 17,451 | 17,451 | 17,451 |

The principal component of goodwill represents the excess of cost of acquisition of certain star-rated hotel and Jin Jiang Inn Budget Hotels over the fair value of the identified net assets acquired. The goodwill impairment assessment is based on recoverable amounts of respective CGUs which are determined by the higher of their fair value (less cost to sell) or value-in-use estimate. According to property valuation performed by an external valuer and in view of the performance of the CGUs, the provision for impairment losses is not considered necessary.

**(b) The Company**

| | Others |
|---|---|
| | *RMB'000* |
| **Cost** | |
| At 1 January 2003, 31 December 2003 and 2004 | — |
| Transfer in from subsidiaries | 62 |
| At 31 December 2005 and 30 June 2006 | 62 |
| **Accumulated amortization** | |
| At 1 January 2003, 31 December 2003, 2004 and 2005 | — |
| Charge for the period ended 30 June 2006 | (10) |
| At 30 June 2006 | (10) |
| **Net book amount** | |
| At 31 December 2003 and 2004 | — |
| At 31 December 2005 | 62 |
| At 30 June 2006 | 52 |

## 10. INVESTMENTS IN SUBSIDIARIES — THE COMPANY

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Investments at cost | | | | |
| — Shares of listed companies *(i)* | 366,461 | 366,461 | 585,385 | 685,434 |
| — Unlisted equity investments | 737,905 | 282,060 | 2,122,404 | 2,073,351 |
| | 1,104,366 | 648,521 | 2,707,789 | 2,758,785 |

*(i)* The balance represents the Group's investment in Jin Jiang Hotels Development.

Particulars of the Company's principal subsidiaries are set out in note 39.

## 11. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

### (a) The Group

The Group's share of assets and liabilities, revenue and results of jointly controlled entities included in consolidated balance sheets and consolidated income statements during the Relevant Periods are set out as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Assets | | | | |
| Non-current assets | 367,410 | 296,538 | 760,792 | 840,706 |
| Current assets | 81,939 | 100,452 | 218,055 | 196,329 |
| | 449,349 | 396,990 | 978,847 | 1,037,035 |
| Liabilities | | | | |
| Non-current liabilities | 141 | 853 | 134,502 | 128,638 |
| Current liabilities | 242,060 | 168,988 | 190,756 | 195,795 |
| | 242,201 | 169,841 | 325,258 | 324,433 |
| Net assets | 207,148 | 227,149 | 653,589 | 712,602 |
| Proportionate interests in jointly controlled entities' commitments | — | — | 5,675 | 13,065 |

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (*unaudited*) | *RMB'000* |
| Revenue | 244,199 | 372,310 | 542,745 | 233,913 | 320,307 |
| Expenses | (234,342) | (317,387) | (448,008) | (189,773) | (264,160) |
| Profit before income tax | 9,857 | 54,923 | 94,737 | 44,140 | 56,147 |
| Income tax expense | (3,679) | (13,597) | (24,999) | (12,159) | (18,036) |
| Profit for the year/period | 6,178 | 41,326 | 69,738 | 31,981 | 38,111 |

There are no significant contingent liabilities relating to the Group's investments in the jointly controlled entities, and no significant contingent liabilities of the ventures themselves.

Particulars of the Group's principal jointly controlled entities are set out in note 39.

**(b) The Company**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Unlisted equity investments, at cost | — | — | 460,477 | 458,788 |

**12. INVESTMENTS IN ASSOCIATES**

**(a) The Group**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| At beginning of the year/period | 293,340 | 373,859 | 318,932 | 285,943 |
| Additions | 93,722 | 28,707 | 86,193 | 6,120 |
| Share of results of associates | | | | |
| — Profit before income tax | 80,746 | 103,730 | 92,817 | 56,108 |
| — Income tax expense | (27,165) | (38,132) | (36,484) | (19,067) |
| — Minority interests | (252) | (163) | — | — |
| | 53,329 | 65,435 | 56,333 | 37,041 |
| Declaration of dividends | (28,765) | (40,488) | (66,424) | (53,813) |
| Disposals | (37,767) | (108,581) | (109,091) | (49) |
| At end of the year/period | 373,859 | 318,932 | 285,943 | 275,242 |

There is no significant goodwill included in the Group's investments in associates.

A summary of the financial information of the Group's associates, all of which are unlisted, in aggregate is as follows:

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Total assets | 628,446 | 541,620 | 536,449 | 503,376 |
| Total liabilities | 254,587 | 222,688 | 250,506 | 228,134 |
| Revenue | 701,930 | 874,026 | 896,493 | 467,546 |
| Profit for the year/period | 53,329 | 65,435 | 56,333 | 37,041 |

Particulars of the Group's principal associates are set out in note 39.

**(b) The Company**

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Unlisted equity investments, at cost | 97,600 | 104,600 | 13,105 | 13,105 |

## 13. AVAILABLE-FOR-SALE FINANCIAL ASSETS

**(a) The Group**

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| At beginning of the year/period | 586,942 | 485,714 | 290,642 | 283,633 |
| Additions | 16,849 | 3,595 | 4,500 | 359 |
| Acquisition of subsidiaries and jointly controlled entities *(note 37)* | 520 | — | 3,868 | 1,521 |
| Impairment charge *(note 26)* | — | (3,671) | (3,230) | — |
| Disposals | (118,597) | (194,996) | (12,147) | — |
| At end of the year/period | 485,714 | 290,642 | 283,633 | 285,513 |

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Unlisted equity investments, at cost *(i)* | 544,756 | 301,136 | 297,357 | 299,237 |
| Less: provision for impairment | (59,042) | (10,494) | (13,724) | (13,724) |
| | 485,714 | 290,642 | 283,633 | 285,513 |

(b) The Company

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| At beginning of the year/period | 296,299 | 300,377 | 217,442 | 211,489 |
| Additions | 4,078 | — | 4,500 | — |
| Disposals | — | (82,935) | (10,453) | — |
| At end of the year/period | 300,377 | 217,442 | 211,489 | 211,489 |

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Unlisted equity investments, at cost *(i)* | 302,377 | 219,442 | 213,489 | 213,489 |
| Less: provision for impairment | (2,000) | (2,000) | (2,000) | (2,000) |
| | 300,377 | 217,442 | 211,489 | 211,489 |

*(i)* The balance represents the Group's/the Company's investments in various companies which do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

14. DEFERRED INCOME TAX

(a) The Group

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Deferred tax assets | | | | |
| — Deferred tax assets to be recovered after more than 12 months | 17,428 | 14,088 | 11,877 | 11,552 |
| — Deferred tax assets to be recovered within 12 months | 6,776 | 11,220 | 2,938 | 1,406 |
| | 24,204 | 25,308 | 14,815 | 12,958 |
| Deferred tax liabilities | | | | |
| — Deferred tax liabilities to be charged after more than 12 months | (85,124) | (117,511) | (196,296) | (208,042) |
| — Deferred tax liabilities to be charged within 12 months | (2,890) | (1,347) | (4,389) | (5,314) |
| | (88,014) | (118,858) | (200,685) | (213,356) |
| | (63,810) | (93,550) | (185,870) | (200,398) |

The gross movement on the deferred income tax account is as follows:

| | At 31 December 2003 | At 31 December 2004 | At 31 December 2005 | At 30 June 2006 |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| At beginning of the year/period | (46,838) | (63,810) | (93,550) | (185,870) |
| Acquisition of subsidiaries and jointly controlled entities *(note 37)* | (38,192) | (15,993) | (84,785) | (14,930) |
| Credited/(charged) to income statements *(note 29)* | 21,220 | (13,747) | (7,535) | 402 |
| At end of the year/period | (63,810) | (93,550) | (185,870) | (200,398) |

The movement in deferred tax assets and liabilities during the Relevant Periods, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

*Deferred tax assets:*

| | Impairment of assets | Accelerated accounting depreciation | Tax losses | Provisions | Other temporary differences | Total |
|---|---|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| At 1 January 2003 | 5,363 | 6,118 | 16,842 | — | 893 | 29,216 |
| Acquisition of a subsidiary | — | 6,886 | — | — | — | 6,886 |
| Credited/(charged) to income statements | 4,760 | (487) | 20,565 | — | (806) | 24,032 |
| At 31 December 2003 | 10,123 | 12,517 | 37,407 | — | 87 | 60,134 |
| Acquisition of subsidiaries | 61 | — | — | — | — | 61 |
| Credited/(charged) to income statements | 3,304 | 1,458 | (17,061) | 3,607 | 999 | (7,693) |
| At 31 December 2004 | 13,488 | 13,975 | 20,346 | 3,607 | 1,086 | 52,502 |
| Acquisition of jointly controlled entities | 465 | 749 | — | — | — | 1,214 |
| (Charged)/credited to income statements | (2,688) | (4,975) | (12,255) | 1,787 | 674 | (17,457) |
| At 31 December 2005 | 11,265 | 9,749 | 8,091 | 5,394 | 1,760 | 36,259 |
| Acquisition of jointly controlled entities | 116 | 11 | — | — | 19 | 146 |
| (Charged)/credited to income statements | (178) | (2,441) | (1,854) | (40) | 876 | (3,637) |
| At 30 June 2006 | 11,203 | 7,319 | 6,237 | 5,354 | 2,655 | 32,768 |

*Deferred tax liabilities:*

| | Impairment of assets *RMB'000* | Accelerated tax depreciation *RMB'000* | Provisions for staff welfare (i) *RMB'000* | Other temporary differences *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|
| At 1 January 2003 | — | (54,636) | (20,483) | (935) | (76,054) |
| Acquisition of a subsidiary | — | (44,376) | (702) | — | (45,078) |
| (Charged)/credited to income statements | (3,073) | (56) | 2,309 | (1,992) | (2,812) |
| At 31 December 2003 | (3,073) | (99,068) | (18,876) | (2,927) | (123,944) |
| Acquisition of subsidiaries | — | (15,253) | (801) | — | (16,054) |
| (Charged)/credited to income statements | (1,080) | (587) | (5,393) | 1,006 | (6,054) |
| At 31 December 2004 | (4,153) | (114,908) | (25,070) | (1,921) | (146,052) |
| Acquisition of jointly controlled entities | — | (83,409) | (2,590) | — | (85,999) |
| Credited to income statements | 6 | 3,811 | 5,050 | 1,055 | 9,922 |
| At 31 December 2005 | (4,147) | (194,506) | (22,610) | (866) | (222,129) |
| Acquisition of jointly controlled entities | — | (14,576) | (263) | (237) | (15,076) |
| Credited/(charged) to income statements | 2 | 6,062 | 299 | (2,324) | 4,039 |
| At 30 June 2006 | (4,145) | (203,020) | (22,574) | (3,427) | (233,166) |

(i) Certain unpaid staff welfare of the Group were deductible for PRC current income tax purpose. However, it did not meet the definition of liabilities under HKFRS, which resulted in a deferred tax liability.

Deferred tax assets are recognised for tax losses carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of approximately RMB190,640,000, RMB114,245,000, RMB71,115,000 and RMB81,817,000 in respect of tax losses as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively, as the directors of the Company believe it is more likely than not that such tax losses would not be realized before their expiry between 2004 to 2011. The expiry of related unrecognised deferred income tax assets are analyzed as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 *RMB'000* | 2004 *RMB'000* | 2005 *RMB'000* | 2006 *RMB'000* |
| Within 1 year | 80,496 | 61,642 | 15,681 | 15,681 |
| Between 1 and 2 years | 61,642 | 15,681 | 16,974 | 16,824 |
| Between 2 and 3 years | 15,681 | 16,974 | 13,448 | 13,438 |
| Between 3 and 4 years | 16,974 | 13,457 | 6,491 | 6,491 |
| Between 4 and 5 years | 15,847 | 6,491 | 18,521 | 29,383 |
| | 190,640 | 114,245 | 71,115 | 81,817 |

(b) **The Company**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Deferred tax assets to be recovered after more than 12 months | — | — | 512 | — |
| Deferred tax liabilities to be charged after more than 12 months | (718) | (711) | — | (267) |
| | (718) | (711) | 512 | (267) |

The gross movement on the deferred income tax account is as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| At beginning of the year/period | (524) | (718) | (711) | 512 |
| (Charged)/credited to income statements | (194) | 7 | (70) | (779) |
| Transfer in from subsidiaries | — | — | 1,293 | — |
| At end of the year/period | (718) | (711) | 512 | (267) |

The movement in deferred tax assets and liabilities during the Relevant Periods, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

*Deferred tax assets:*

| | Impairment of assets | Accelerated accounting depreciation | Provisions | Total |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| At 1 January 2003, 31 December 2003 and 2004 | — | — | — | — |
| Transfer in from subsidiaries | 157 | 2,317 | — | 2,474 |
| At 31 December 2005 | 157 | 2,317 | — | 2,474 |
| (Charged)/credited to income statements | (86) | (1,920) | 156 | (1,850) |
| At 30 June 2006 | 71 | 397 | 156 | 624 |

*Deferred tax liabilities:*

| | Provisions for staff welfare (i) *RMB'000* |
|---|---|
| At 1 January 2003 | (524) |
| Charged to income statements | (194) |
| At 31 December 2003 | (718) |
| Credited to income statements | 7 |
| At 31 December 2004 | (711) |
| Transferred in from subsidiaries | (1,181) |
| Charged to income statements | (70) |
| At 31 December 2005 | (1,962) |
| Credited to income statements | 1,071 |
| At 30 June 2006 | (891) |

(i) Certain unpaid staff welfare of the Group were deductible for PRC current income tax purpose. However, it did not meet the definition of liabilities under HKFRS, which resulted in a deferred tax liability.

## 15. INVENTORIES

### (a) The Group

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Raw materials | 23,167 | 17,364 | 20,940 | 17,646 |
| Work in progress (i) | 2,121 | — | — | — |
| Finished goods/goods held for resale | 53,076 | 5,603 | 7,311 | 7,912 |
| Consumables and supplies | 29,265 | 26,555 | 22,613 | 25,517 |
| | 107,629 | 49,522 | 50,864 | 51,075 |

(i) The balance of work in progress as at 31 December 2003 represents various meat products and other food products under processing by the Group's Food Business.

The cost of inventories recognised as expense and included in cost of sales amounted to RMB277,151,000, RMB398,150,000, RMB465,461,000 and RMB203,685,000 for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, respectively (note 26).

The Group wrote down the inventories to the net realizable value by RMB211,000, nil, RMB394,000 and RMB285,000 for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2006, respectively (note 26).

(b) **The Company**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Raw materials | — | 2 | 2,846 | 2,197 |
| Finished goods/goods held for resale | — | — | 418 | 185 |
| Consumables and supplies | — | — | 851 | 810 |
| | — | 2 | 4,115 | 3,192 |

## 16. TRADE AND OTHER RECEIVABLES

(a) **The Group**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Trade receivables | 290,930 | 64,327 | 65,820 | 97,867 |
| Less: provision for impairment of trade receivables | (119,538) | (6,647) | (9,760) | (9,956) |
| Trade receivables — net | 171,392 | 57,680 | 56,060 | 87,911 |
| Amounts due from related parties *(note 38)* | 937,343 | 1,245,995 | 181,623 | 235,961 |
| Prepayments and deposits | 79,695 | 29,792 | 46,621 | 71,711 |
| Receivables on disposal of property, plant and equipment and land use rights | 34,300 | — | 1,774 | 6,696 |
| Loans to third parties | 100,216 | 2,641 | 12,214 | 13,977 |
| Others | 103,961 | 39,934 | 30,770 | 34,685 |
| Less: provision for impairment of other receivables | (143,124) | (10,071) | (12,773) | (12,800) |
| Other receivables — net | 1,112,391 | 1,308,291 | 260,229 | 350,230 |
| | 1,283,783 | 1,365,971 | 316,289 | 438,141 |

The majority of the Group's sales in its Hotel Related Businesses are retail sales and no credit terms are granted. For certain corporate customers and travel agency customers of the Group's Hotel Related Businesses or customers of the Discontinued Businesses, the sales are made with credit terms from 30 to 90 days generally. Aging analysis of trade receivables at respective balance sheet dates are as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Current to 3 months | 122,673 | 48,876 | 52,123 | 82,332 |
| 3 months to 1 year | 41,772 | 8,494 | 5,044 | 6,964 |
| Over 1 year | 126,485 | 6,957 | 8,653 | 8,571 |
| | 290,930 | 64,327 | 65,820 | 97,867 |

Provision for impairment of trade receivables over 1 year is RMB117,188,000, RMB5,421,000, RMB7,619,000 and RMB8,396,000 as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively.

The creation and usage of provision for impaired receivables have been included in "Administrative expenses" in the consolidated income statements (note 26).

The carrying amount of trade and other receivables approximate their fair value as at 31 December 2003, 2004 and 2005 and 30 June 2006.

**(b) The Company**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2006** |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Trade receivables | 229 | 370 | 7,533 | 10,647 |
| Less: provision for impairment of trade receivables | — | — | (246) | (246) |
| Trade receivables — net | 229 | 370 | 7,287 | 10,401 |
| Amounts due from related parties *(note 38)* | 192,213 | 44,671 | 213,503 | 245,965 |
| Prepayments and deposits | 6 | 4 | 1,250 | 6,464 |
| Other receivables | 3,582 | 1,130 | 1,273 | 712 |
| Less: provision for impairment of other receivables | — | — | (230) | (230) |
| Other receivables — net | 195,801 | 45,805 | 215,796 | 252,911 |
| | 196,030 | 46,175 | 223,083 | 263,312 |

Aging analysis of trade receivables at respective balance sheet dates are as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2006** |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Current to 3 months | 229 | 370 | 7,100 | 10,032 |
| 3 months to 1 year | — | — | 256 | 449 |
| Over 1 year | — | — | 177 | 166 |
| | 229 | 370 | 7,533 | 10,647 |

The carrying amount of trade and other receivables approximate their fair value as at 31 December 2003, 2004 and 2005 and 30 June 2006.

## 17. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS — THE GROUP

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Unlisted bonds | 30,000 | — | — | — |
| Listed equity securities | 3,129 | 126 | — | — |
| Listed funds | — | 5,926 | 2,322 | — |
| | 33,129 | 6,052 | 2,322 | — |

The carrying amounts of the above financial assets are classified as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Held for trading | 3,129 | 6,052 | 2,322 | — |
| Designated as fair value through profit or loss on initial recognition | 30,000 | — | — | — |
| | 33,129 | 6,052 | 2,322 | — |

Other financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the consolidated cash flow statements (note 35).

Changes in fair values of other financial assets at fair value through profit or loss are recorded in other income in the consolidated income statements (note 24).

## 18. RESTRICTED CASH — THE GROUP

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Mandatory reserve deposit | 76,042 | 98,393 | 68,292 | 67,334 |

Restricted cash represents mandatory reserve deposit of Jin Jiang International Finance Company Limited, a subsidiary and non-bank finance company, placed with PBOC, the central bank of Mainland China. The weighted average effective interest rate on mandatory reserve deposit was 1.89%, 1.89%, 1.89% and 1.89% per annum as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively.

## 19. CASH AND BANK DEPOSITS

### (a) The Group

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Cash at bank and in hand | 1,146,926 | 886,932 | 725,016 | 731,131 |
| Bank deposits | 50,044 | 138,114 | 156,321 | 95,703 |
| | 1,196,970 | 1,025,046 | 881,337 | 826,834 |
| Less: long-term bank deposits due after 12 months | (38,901) | (49,659) | (48,421) | (23,987) |
| long-term bank deposits due within 12 months | — | — | — | (23,987) |
| Cash and cash equivalents | 1,158,069 | 975,387 | 832,916 | 778,860 |
| Cash and bank deposits denominated in | | | | |
| — RMB | 1,091,355 | 935,262 | 792,627 | 696,254 |
| — US$ and HK$ | 105,615 | 89,784 | 88,710 | 130,580 |
| | 1,196,970 | 1,025,046 | 881,337 | 826,834 |

(i) The weighted average effective interest rate on short-term bank deposits, with maturities ranging from 30 days to 360 days, were 1.96%, 2.03%, 2.04% and 2.12% per annum as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively.

(ii) The weighted average effective interest rate on long-term bank deposits, with maturities ranging from 1,080 days to 1,800 days, were 4.75%, 4.8%, 4.76% and 4.75% per annum as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively.

### (b) The Company

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Cash at bank and in hand | 124,400 | 133,037 | 279,479 | 339,783 |
| Short-term bank deposits | — | — | 54,335 | — |
| Cash and cash equivalents | 124,400 | 133,037 | 333,814 | 339,783 |
| Cash and bank deposits denominated in | | | | |
| — RMB | 124,400 | 133,037 | 331,350 | 336,176 |
| — US$ and HK$ | — | — | 2,464 | 3,607 |
| | 124,400 | 133,037 | 333,814 | 339,783 |

The weighted average effective interest rate on short-term bank deposits, with maturities ranging from 30 days to 360 days, was 1.86% per annum as at 31 December 2005.

### 20. CAPITAL/SHARE CAPITAL — THE GROUP AND THE COMPANY

| | Registered and paid-in capital | Share capital | |
|---|---|---|---|
| | | Number | Amount |
| | *RMB'000* | *'000* | *RMB'000* |
| At 31 December 2003, 2004 and 2005 *(i)* | 724,254 | — | — |
| Upon transformation by conversion of the following to share capital *(ii)* | | | |
| — Registered and paid-in capital | (724,254) | 724,254 | 724,254 |
| — Reserves | — | 2,575,746 | 2,575,746 |
| At 30 June 2006 | — | 3,300,000 | 3,300,000 |

(i) The Company was established in Mainland China on 16 June 1995 as a wholly state-owned company under the Company Law of Mainland China. The registered and paid-in capital of the Company upon incorporation was RMB200,000,000. Pursuant to a series of capital injections on 1 April 1998 and 10 October 1999, the registered and paid-in capital of the Company increased to RMB724,254,000.

(ii) On 11 January 2006, the Company was transformed into a joint stock limited company by converting its paid-in capital of RMB724,254,000 and reserves of RMB2,575,746,000 as at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

21. **RESERVES**

(a) **The Group**

| | Capital surplus (i) RMB'000 | Statutory surplus reserve (ii) RMB'000 | Statutory public welfare fund (iii) RMB'000 | Merger reserve (iv) RMB'000 | (Accumulated losses)/ retained earnings RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **At 1 January 2003** | 1,719,152 | 122,533 | 48,961 | 1,023,251 | (1,140,023) | 1,773,874 |
| Loss for the year | — | — | — | — | (76,967) | (76,967) |
| Effect on merger of equity interests in subsidiaries (v) | 3,274 | 1,386 | — | (81,303) | (19,350) | (95,993) |
| Profit appropriation | — | 3,037 | 1,458 | — | (4,495) | — |
| **At 31 December 2003** | 1,722,426 | 126,956 | 50,419 | 941,948 | (1,240,835) | 1,600,914 |
| Profit for the year | — | — | — | — | 179,107 | 179,107 |
| Effect on merger of equity interests in subsidiaries (v) | 308,436 | 6,564 | 3,296 | 753,834 | (108,232) | 963,898 |
| Profit appropriation | — | 19,702 | 9,576 | — | (29,278) | — |
| Distribution to equity holders of the Company (vi) | (312,980) | — | — | — | — | (312,980) |
| **At 31 December 2004** | 1,717,882 | 153,222 | 63,291 | 1,695,782 | (1,199,238) | 2,430,939 |
| Profit for the year | — | — | — | — | 312,836 | 312,836 |
| Effect on merger of equity interests in subsidiaries (v) | — | — | — | (222,531) | (32,549) | (255,080) |
| Contribution from equity holders of the Company (vii) | 435,171 | — | — | — | — | 435,171 |
| Acquisition of equity interest in a subsidiary from minority interests (viii) | (3,844) | — | — | — | — | (3,844) |
| Transfers *(note 21(b)(i))* | (1,001,232) | — | — | — | 1,001,232 | — |
| Profit appropriation | — | 22,077 | 10,835 | — | (32,912) | — |
| Dividends declared *(note 33)* | — | — | — | — | (146,140) | (146,140) |
| Distribution to equity holders of the Company (ix) | (161,819) | — | — | — | — | (161,819) |
| **At 31 December 2005** | 986,158 | 175,299 | 74,126 | 1,473,251 | (96,771) | 2,612,063 |
| Profit for the period | — | — | — | — | 159,605 | 159,605 |
| Effect on merger of equity interests in subsidiaries (v) | — | — | — | (26,378) | — | (26,378) |
| Distribution to minority interests (x) | (95,705) | — | — | — | — | (95,705) |
| Acquisition of equity interests in subsidiaries from minority interests (viii) | (57,426) | — | — | — | — | (57,426) |
| Capitalization of reserves into share capital upon transformation *(note 20)* | (477,681) | (41,455) | (24,446) | (2,032,164) | — | (2,575,746) |
| Profit appropriation | — | 11 | — | — | (11) | — |
| Dividends declared *(note 33)* | — | — | — | — | (26,472) | (26,472) |
| **At 30 June 2006** | 355,346 | 133,855 | 49,680 | (585,291) | 36,351 | (10,059) |
| **At 31 December 2004** | 1,717,882 | 153,222 | 63,291 | 1,695,782 | (1,199,238) | 2,430,939 |
| Profit for the period | — | — | — | — | 182,518 | 182,518 |
| Effect on merger of equity interests in subsidiaries (v) | — | — | — | (41,590) | (20,145) | (61,735) |
| Contribution from equity holders of the Company (vii) | 435,171 | — | — | — | — | 435,171 |
| Distribution to equity holder of the Company (ix) | (161,819) | — | — | — | — | (161,819) |
| **At 30 June 2005 (unaudited)** | 1,991,234 | 153,222 | 63,291 | 1,654,192 | (1,036,865) | 2,825,074 |

(i) Capital surplus represents premium arising from equity holders' contribution in excess of paid-in capital or from the issue of shares at a price in excess of their par value per share.

(ii) Pursuant to the Company Law of Mainland China and the articles of association of certain group companies, the Company and its subsidiaries in Mainland China are required to transfer 10% of its net profit, as determined under Mainland China accounting regulations, to statutory surplus reserve until the fund aggregates to 50% of their share capital. The transfer to this reserve must be made before distribution of dividends to equity holders. The statutory surplus reserve shall only be used to make good previous years' losses, to expand production operations, or to increase the capital of the respective company. Upon approval by a resolution of shareholders' general meeting, these companies may transfer its statutory surplus reserve into share/paid-in capital, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(iii) Prior to 1 January 2006, pursuant to the then Company Law of Mainland China and their articles of association, the Company and its subsidiaries in Mainland China are required to transfer 5%–10% of its net profit, as determined under Mainland China accounting regulations, to statutory public welfare fund. From January 2006, according to the newly revised Company Law, the Company and its subsidiaries are not required to make such transfer. Statutory public welfare fund can be used to provide staff welfare facilities and other collective benefits to the Group's employees and is non-distributable to shareholders.

(iv) Merger reserve represents the net effect arising from the application of merger accounting for business combinations resulting from transactions among entities under common control, as stated in note 1 above. It includes (1) the paid-in capital of the Transfer-in Companies and their retained earnings/(accumulated losses) before acquisitions by Jin Jin International, which were credited/(debited) to merger reserve and (2) the considerations and other settlements paid by the Group to obtain the interests in these companies, which were debited to merger reserve.

(v) Details of effect on merger of equity interests in subsidiaries are as follows:

| | Capital surplus | Statutory surplus reserve | Statutory public welfare fund | Merger reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| *For the year ended 31 December 2003* | | | | | | |
| Acquisition of equity interest in a Transfer-in Company by Jin Jiang International *(note 37(a)(i))* | 3,274 | 1,386 | — | 50,197 | — | 54,857 |
| Consideration paid by the Group to acquire equity interest of a Transfer-in Company from Jin Jiang International | — | — | — | (131,500) | — | (131,500) |
| Dividends paid by certain Transfer-in Companies to Jin Jiang International | — | — | — | — | (19,350) | (19,350) |
| Total | 3,274 | 1,386 | — | (81,303) | (19,350) | (95,993) |

| | Capital surplus RMB'000 | Statutory surplus reserve RMB'000 | Statutory public welfare fund RMB'000 | Merger reserve RMB'000 | Retained earnings RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| *For the year ended 31 December 2004* | | | | | | |
| Acquisitions of equity interests in certain Transfer-in Companies by Jin Jiang International *(note 37(a)(ii))* | 308,436 | 3,322 | 1,661 | 471,717 | — | 785,136 |
| Incorporations of certain Transfer-in Companies by Jin Jiang International during the year | — | — | — | 217,312 | — | 217,312 |
| Acquisitions of minority interests in certain Transfer-in Companies by Jin Jiang International | — | 3,242 | 1,635 | 64,805 | — | 69,682 |
| Dividends paid by certain Transfer-in Companies to Jin Jiang International | — | — | — | — | (108,232) | (108,232) |
| Total | 308,436 | 6,564 | 3,296 | 753,834 | (108,232) | 963,898 |
| *For the year ended 31 December 2005* | | | | | | |
| Injection of additional capital to certain Transfer-in Companies by Jin Jiang International | — | — | — | 142,490 | — | 142,490 |
| Payments and payables by the Group to acquire equity interests of certain Transfer-in Companies and Jin Jiang Hotels Development from Jin Jiang International and other state-owned enterprises under the control of Shanghai SASAC | | | | | | |
| — consideration | — | — | — | (175,934) | — | (175,934) |
| — for net assets change between contract dates and dates of control transferred | — | — | — | (189,087) | — | (189,087) |
| Dividends paid by certain Transfer-in Companies to Jin Jiang International | — | — | — | — | (32,549) | (32,549) |
| Total | — | — | — | (222,531) | (32,549) | (255,080) |

| | Capital surplus RMB'000 | Statutory surplus reserve RMB'000 | Statutory public welfare fund RMB'000 | Merger reserve RMB'000 | Retained earnings RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| *For the six months ended 30 June 2005 (unaudited)* | | | | | | |
| Injection of additional capital to a Transfer-in Company by Jin Jiang International | — | — | — | 128,000 | — | 128,000 |
| Payables by the Group to acquire equity interests of certain Transfer-in Companies from Jin Jiang International for their net assets change between contract dates and dates of control transferred | — | — | — | (169,590) | — | (169,590) |
| Dividends paid by certain Transfer-in Companies to Jin Jiang International | — | — | — | — | (20,145) | (20,145) |
| Total | — | — | — | (41,590) | (20,145) | (61,735) |
| *For the six months ended 30 June 2006* | | | | | | |
| Injection of additional capital to a Transfer-in Company by a subsidiary of Jin Jiang International | — | — | — | 59,055 | — | 59,055 |
| Payments and payables by the Group to acquire equity interests of certain Transfer-in Companies from Jin Jiang International | | | | | | |
| — consideration | — | — | — | (86,621) | — | (86,621) |
| — for net assets change between contract dates and dates of control transferred | — | — | — | 1,188 | — | 1,188 |
| Total | — | — | — | (26,378) | — | (26,378) |

(vi) Distribution to equity holders of the Company represents equity interests in certain Transfer-out Companies and associates engaged in the Discontinued Business transferred to Jin Jiang International in the year ended 31 December 2004 pursuant to the Reorganisation (note 30).

(vii) Contribution from equity holders of the Company represents Jin Jiang International's transfer of equity interests in jointly controlled entities (note 37(b)(i)) and associates to the Group in the year ended 31 December 2005.

(viii) Acquisition of equity interests in subsidiaries from minority interests represents (1) the Group's acquisition of 2.07% and 2.44% equity interests in Jin Jiang Hotel Development during the year ended 31 December 2005 and the six months ended 30 June 2006, respectively, from minority interests who are not under common control of Shanghai SASAC (note 1(b)), and (2) the Group's acquisition of 48% equity interest in Shanghai Jinle Hotel

Company Limited from its minority shareholder during the six months ended 30 June 2006. As explained in note 2 above, these acquisitions are treated as transactions between equity holders and accordingly the considerations paid in excess of the respective shares of net assets are recorded as reduction of capital surplus.

(ix) Distribution to equity holders of the Company mainly represents equity interests in associates transferred to Jin Jiang International in the year ended 31 December 2005 pursuant to the Reorganisation.

(x) Distribution to minority interests represents the Group's giving away for free 4.85% equity interest in Jin Jiang Hotels Development to other public shareholders in the six months ended 30 June 2006. As set out in note 2 above, such transfer is treated as a transaction between equity holders and accordingly the respective share of net assets given away is recorded as a reduction of capital surplus.

**(b) *The Company***

| | Capital surplus | Statutory surplus reserve | Statutory public welfare fund | (Accumulated losses)/ retained earnings | Total |
|---|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **At 1 January 2003** | 1,163,452 | 20,101 | 13,789 | (709,183) | 488,159 |
| Loss for the year | — | — | — | (10,649) | (10,649) |
| **At 31 December 2003** | 1,163,452 | 20,101 | 13,789 | (719,832) | 477,510 |
| Profit for the year | — | — | — | 9,932 | 9,932 |
| Profit appropriation | — | 4,161 | 2,061 | (6,222) | — |
| Distribution to equity holders of the Company (ii) | (621,693) | — | — | — | (621,693) |
| **At 31 December 2004** | 541,759 | 24,262 | 15,850 | (716,122) | (134,251) |
| Profit for the year | — | — | — | 36,301 | 36,301 |
| Contribution from equity holders of the Company (ii) | 2,812,590 | — | — | — | 2,812,590 |
| Profit appropriation | — | 22,043 | 10,819 | (32,862) | — |
| Transfers (i) | (1,001,232) | — | — | 1,001,232 | — |
| Dividends declared *(note 33)* | — | — | — | (146,140) | (146,140) |
| Distribution to equity holders of the Company (ii) | (157,653) | — | — | — | (157,653) |
| **At 31 December 2005** | 2,195,464 | 46,305 | 26,669 | 142,409 | 2,410,847 |
| Profit for the period | — | — | — | 174,451 | 174,451 |
| Dividends declared *(note 33)* | — | — | — | (26,472) | (26,472) |
| Capitalization of reserves into share capital upon transformation | (2,509,845) | (41,455) | (24,446) | — | (2,575,746) |
| Profit appropriation | — | 11 | — | (11) | — |
| **At 30 June 2006** | (314,381) | 4,861 | 2,223 | 290,377 | (16,920) |
| **At 31 December 2004** | 541,759 | 24,262 | 15,850 | (716,122) | (134,251) |
| Profit for the period | — | — | — | 36,315 | 36,315 |
| Contribution from equity holders of the Company (ii) | 2,406,778 | — | — | — | 2,406,778 |
| Distribution to equity holders of the Company (ii) | (157,653) | — | — | — | (157,653) |
| **At 30 June 2005 (unaudited)** | 2,790,884 | 24,262 | 15,850 | (679,807) | 2,151,189 |

(i) Pursuant to the Company Law of Mainland China and a resolution of the board of directors dated 30 September 2005, the Company used its capital surplus of RMB1,001,232,000 to make good previous years' losses as reported in its financial statements prepared in accordance with the relevant PRC accounting principles and financial regulations.

(ii) Distribution to/contribution from equity holders of the Company represents the transfer of equity interests in the Transfer-out Companies/Transfer-in Companies, jointly controlled entities and associates to/from Jin Jiang International and its other subsidiaries (note 1(a)).

## 22. TRADE AND OTHER PAYABLES

### (a) The Group

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Trade payables | 106,921 | 78,211 | 91,722 | 92,178 |
| Payables for purchases of property, plant and equipment | 58,347 | 44,644 | 80,330 | 65,669 |
| Amounts due to related parties *(note 38)* | 1,104,223 | 1,575,084 | 165,765 | 196,616 |
| Salary and welfare payables | 179,533 | 132,504 | 153,110 | 142,408 |
| Other taxes payable | 13,604 | 39,167 | 59,461 | 44,937 |
| Accrued expenses | 57,063 | 8,157 | 8,271 | 17,738 |
| Advance from customers and buyers | 88,917 | 75,178 | 104,871 | 85,527 |
| Deposits from lessees and constructors | 38,727 | 38,543 | 41,468 | 43,776 |
| Others | 118,637 | 39,271 | 77,100 | 65,880 |
| | 1,765,972 | 2,030,759 | 782,098 | 754,729 |

Aging analysis of trade payables at respective balance sheet dates are as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Current to 3 months | 75,903 | 67,431 | 76,940 | 84,893 |
| 3 months to 1 year | 24,039 | 5,859 | 6,117 | 5,063 |
| Over 1 year | 6,979 | 4,921 | 8,665 | 2,222 |
| | 106,921 | 78,211 | 91,722 | 92,178 |

### (b) The Company

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Trade payables | — | — | 2,154 | 2,558 |
| Amounts due to related parties *(note 38)* | 219,189 | 598,400 | 74,738 | 100,272 |
| Salary and welfare payables | 863 | 530 | 11,028 | 7,528 |
| Other taxes payable | 36 | 17 | 9,721 | 1,465 |
| Accrued expenses | — | — | 1,814 | 2,801 |
| Advance from customers | — | — | 6,146 | 5,212 |
| Others | 21,850 | 489 | 8,728 | 2,120 |
| | 241,938 | 599,436 | 114,329 | 121,956 |

Aging analysis of trade payable at respective balance sheet dates are as follows:

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Current to 3 months | — | — | 1,668 | 1,811 |
| 3 months to 1 year | — | — | 31 | 426 |
| Over 1 year | — | — | 455 | 321 |
| | — | — | 2,154 | 2,558 |

23. **BORROWINGS**

(a) **The Group**

| | At 31 December 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | At 30 June 2006 RMB'000 |
|---|---|---|---|---|
| Borrowings included in non-current liabilities: | | | | |
| Bank borrowings — secured | 25,948 | 1,180 | 113,093 | 186,600 |
| Bank borrowings — unsecured | 352,940 | 18,000 | 965,059 | 1,217,112 |
| | 378,888 | 19,180 | 1,078,152 | 1,403,712 |
| Less: current portion of long-term unsecured bank borrowings | (14,000) | (3,000) | (4,000) | (4,000) |
| current portion of long-term secured bank borrowings | — | — | (2,425) | (1,971) |
| | 364,888 | 16,180 | 1,071,727 | 1,397,741 |
| Borrowings included in current liabilities: | | | | |
| Bank borrowings — secured | 576,060 | 127,822 | 28,668 | 22,001 |
| Bank borrowings — unsecured | 833,227 | 185,277 | 370,000 | 300,000 |
| Other borrowings — unsecured *(note 38)* | — | 185,000 | — | — |
| Current portion of long-term unsecured bank borrowings | 14,000 | 3,000 | 4,000 | 4,000 |
| Current portion of long-term secured bank borrowings | — | — | 2,425 | 1,971 |
| | 1,423,287 | 501,099 | 405,093 | 327,972 |

As at 31 December 2003, secured bank borrowings of approximately RMB24,068,000 were guaranteed by third parties, approximately RMB1,880,000 were guaranteed by Jin Jiang International and approximately RMB576,060,000 were pledged by land use rights with net book amount of approximately RMB69,167,000 (note 8) and property, plant and equipment of the Group with net book amount of approximately RMB536,204,000 (note 7).

As at 31 December 2004, secured bank borrowings of approximately RMB23,180,000 were guaranteed by Jin Jiang International and approximately RMB105,822,000 were pledged by property, plant and equipment of the Group with net book amount of approximately RMB118,603,000 (note 7). The unsecured other borrowings of RMB185,000,000 were borrowed from Jin Jiang International.

As at 31 December 2005, secured bank borrowings of approximately RMB141,761,000 were pledged by property, plant and equipment of the Group with net book amount of approximately RMB340,859,000 (note 7).

As at 30 June 2006, secured bank borrowings of approximately RMB208,601,000 were pledged by property, plant and equipment of the Group with net book amount of approximately RMB321,601,000 (note 7).

All the bank borrowings were from state-owned banks.

(i) The exposure of the Group's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

| | 6 months or less | 6–12 months | 1–5 years | Over 5 years |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Borrowings included in non-current liabilities: | | | | |
| At 31 December 2003 | — | — | 350,390 | 14,498 |
| At 31 December 2004 | — | — | 16,180 | — |
| At 31 December 2005 | — | — | 1,041,727 | 30,000 |
| At 30 June 2006 | — | — | 1,337,741 | 60,000 |
| Borrowings included in current liabilities: | | | | |
| At 31 December 2003 | 834,287 | 589,000 | — | — |
| At 31 December 2004 | 114,099 | 387,000 | — | — |
| At 31 December 2005 | 45,093 | 360,000 | — | — |
| At 30 June 2006 | 317,972 | 10,000 | — | — |

The maturity of the borrowings included in non-current liabilities is as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Between 1 and 2 years | 350,390 | 16,180 | 545,610 | 827,259 |
| Between 2 and 5 years | — | — | 496,117 | 510,482 |
| Over 5 years | 14,498 | — | 30,000 | 60,000 |
| | 364,888 | 16,180 | 1,071,727 | 1,397,741 |

(ii) The effective interest rates at respective balance sheet dates were as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| RMB | 4.6237% | 4.5772% | 4.8245% | 4.9249% |
| US$ | 2.1998% | 2.7465% | 4.5531% | 5.8406% |

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows:

| | Carrying amounts *RMB'000* | Fair values *RMB'000* |
|---|---|---|
| At 31 December 2003 | 364,888 | 356,982 |
| At 31 December 2004 | 16,180 | 16,167 |
| At 31 December 2005 | 1,071,727 | 1,059,192 |
| At 30 June 2006 | 1,397,741 | 1,376,602 |

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the respective balance sheet dates.

The carrying amounts of current borrowings approximate their fair values.

(iv) The carrying amounts of the Group's borrowings are denominated in the following currencies:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| RMB | 1,676,688 | 413,181 | 1,423,727 | 1,657,131 |
| US$ | 111,487 | 104,098 | 53,093 | 68,582 |
| | 1,788,175 | 517,279 | 1,476,820 | 1,725,713 |

**(b) The Company**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Borrowings included in non-current liabilities: | | | | |
| Bank borrowings — unsecured | — | — | 950,000 | 1,170,000 |
| Borrowings included in current liabilities: | | | | |
| Bank borrowings — secured | 300,000 | — | — | — |
| Bank borrowings — unsecured | 120,000 | — | 320,000 | — |
| | 420,000 | — | 320,000 | — |

As at 31 December 2003, a secured bank borrowing of RMB300,000,000 was pledged by buildings of one subsidiary with net book amount of approximately RMB278,896,000 and land use rights of one subsidiary with net book amount of approximately RMB32,406,000, and this loan has been fully repaid in 2004.

(i) The exposure of the Company's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

| | 6 months or less | 6–12 months | 1–5 years | Over 5 years |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Borrowings included in non-current liabilities: | | | | |
| At 31 December 2003 | — | — | — | — |
| At 31 December 2004 | — | — | — | — |
| At 31 December 2005 | — | — | 950,000 | — |
| At 30 June 2006 | — | — | 1,170,000 | — |
| Borrowings included in current liabilities: | | | | |
| At 31 December 2003 | 280,000 | 140,000 | — | — |
| At 31 December 2004 | — | — | — | — |
| At 31 December 2005 | — | 320,000 | — | — |
| At 30 June 2006 | — | — | — | — |

The maturity of the borrowings included in non-current liabilities is as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Between 1 and 2 years | — | — | 500,000 | 770,000 |
| Between 2 and 5 years | — | — | 450,000 | 400,000 |
| | — | — | 950,000 | 1,170,000 |

(ii) The effective interest rates at respective balance sheet dates were as follows:

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| RMB | 4.2038% | — | 5.0220% | 5.2878% |

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows:

| | Carrying amounts | Fair values |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| At 31 December 2005 | 950,000 | 937,922 |
| At 30 June 2006 | 1,170,000 | 1,152,710 |

## 24. OTHER INCOME

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (unaudited) | *RMB'000* |
| Gain on other financial assets at fair value through profit or loss | 2,388 | 185 | — | — | — |
| Dividend income | 18,002 | 24,715 | 28,223 | 24,486 | 23,123 |
| Interest income | 13,713 | 9,924 | 7,707 | 2,106 | 2,372 |
| Gain on disposal of investments in subsidiaries | 1,997 | — | 3,122 | 3,122 | 616 |
| Gain on disposal of investments in associates | — | 15,673 | — | — | — |
| Gain on disposal of available-for-sale financial assets | 3,206 | 327 | — | — | — |
| Subsidy income | 8,963 | 8,836 | 3,007 | 1,766 | 1,220 |
| Gain on disposal of land use rights | — | 2,916 | 22,167 | — | 11,660 |
| Gain on disposal of a hotel property (including property, plant and equipment and land use rights) | 56,116 | — | — | — | — |
| | 104,385 | 62,576 | 64,226 | 31,480 | 38,991 |

## 25. OTHER EXPENSES

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (unaudited) | *RMB'000* |
| Bank charges | 12,219 | 18,523 | 24,256 | 11,590 | 12,664 |
| Loss on disposal of property, plant and equipment | 28,625 | 10,917 | 9,888 | 1,055 | 2,521 |
| Loss on disposal of investment in an associate | 1,042 | — | — | — | — |
| | 41,886 | 29,440 | 34,144 | 12,645 | 15,185 |

## 26. EXPENSES BY NATURE

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analysed as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (*unaudited*) | *RMB'000* |
| Cost of inventories sold *(note 15(a))* | 277,151 | 398,150 | 465,461 | 191,014 | 203,685 |
| Staff costs including emoluments of directors and supervisors | | | | | |
| — wages and salaries | 348,212 | 398,670 | 474,973 | 208,179 | 245,396 |
| — retirement and housing benefits | 74,685 | 86,501 | 94,658 | 70,675 | 77,525 |
| — welfare and other expenses | 126,672 | 147,812 | 167,925 | 56,227 | 61,253 |
| | 549,569 | 632,983 | 737,556 | 335,081 | 384,174 |
| Operating leases | | | | | |
| — machinery | 390 | 671 | 920 | 460 | 404 |
| — land and buildings | 36,981 | 44,989 | 48,039 | 20,951 | 23,312 |
| | 37,371 | 45,660 | 48,959 | 21,411 | 23,716 |
| Depreciation of property, plant and equipment *(note 7)* | 263,034 | 262,513 | 308,885 | 138,497 | 166,505 |
| Auditors' remuneration | 1,741 | 1,606 | 3,393 | 594 | 1,890 |
| Amortization of land use rights *(note 8)* | 6,875 | 9,591 | 16,061 | 5,116 | 12,619 |
| Amortization of intangible assets *(note 9)* | 317 | 374 | 524 | 237 | 455 |
| Repairs and maintenance | 34,408 | 51,286 | 61,781 | 25,339 | 22,082 |
| Provision for/(reversal of) impairment of property, plant and equipment *(note 7)* | 2,804 | 5,840 | (1,013) | — | — |
| Provision for impairment of available-for-sale financial assets *(note 13)* | — | 3,671 | 3,230 | — | — |
| Write-down of inventories *(note 15)* | 211 | — | 394 | 627 | 285 |
| Provision for/(reversal of) impairment of trade and other receivables | 2,887 | (2,449) | 3,348 | 1,188 | 227 |

## 27. RETIREMENT BENEFIT AND HOUSING BENEFITS SCHEMES

The employees of the Group participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is obliged to make monthly defined contributions to these plans based on percentages of the employees' monthly salaries and wages, subject to a certain ceiling. The employees are also entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds.

The Group had no further obligation for post-retirement benefits or housing funds beyond the payments above.

## 28. FINANCE COSTS

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (*unaudited*) | *RMB'000* |
| Interest expenses | | | | | |
| — bank borrowings | 58,256 | 25,062 | 37,186 | 11,585 | 42,540 |
| — other borrowings wholly repayable within 5 years | — | 10,111 | 1,463 | — | — |
| | 58,256 | 35,173 | 38,649 | 11,585 | 42,540 |
| Less: amounts capitalized in property, plant and equipment *(note 7)* | — | (840) | (1,421) | (331) | (4,405) |
| | 58,256 | 34,333 | 37,228 | 11,254 | 38,135 |

## 29. INCOME TAX EXPENSE

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* (*unaudited*) | *RMB'000* |
| Mainland China current income tax ("EIT") | 29,996 | 107,345 | 160,575 | 87,431 | 82,553 |
| Hong Kong profits tax | 71 | 98 | 220 | 176 | 144 |
| Deferred income tax *(note 14)* | (21,220) | 13,747 | 7,535 | 5,807 | (402) |
| | 8,847 | 121,190 | 168,330 | 93,414 | 82,295 |

Provision for Mainland China EIT is calculated based on the statutory income tax rate of 33% on the assessable income of Group companies operating in Mainland China during the Relevant Periods as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

The Company was subject to the statutory income tax rate of 33% for each of the three years ended 31 December 2003, 2004 and 2005. After its move of tax registration to Shanghai Pudong New Area on 19 January 2006, it was approved to be entitled to the preferential income tax rate of 15% from 1 January 2006.

Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the Relevant Periods.

Jin Jiang Hotel Management was subject to the statutory income tax rate of 33% for the year ended 31 December 2003. Jin Jiang Hotel Management moved its tax registration to Shanghai Pudong New Area on 2 August 2004 and provision for EIT was calculated based on the statutory income tax rate of 33% for the year ended 31 December 2004. In 2005, as Jin Jiang Hotel Management was approved to be entitled to the preferential income tax rate of 15% effective from 2 August 2004, the difference of EIT provision for 2004 was accordingly reversed in 2005.

Shanghai New Asia Café de Coral Company Limited was subject to the statutory income tax rate of 33% for each of the two years ended 31 December 2003 and 2004. After its move of tax registration to Shanghai Pudong New Area on 25 August 2004, it was approved to be entitled to the preferential income tax rate of 15% from 1 January 2004.

Hong Kong profits tax is provided at a rate of 17.5% on the estimated assessable profits of Group's subsidiary in Hong Kong during the Relevant Periods.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of 33% in Mainland China as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** | **2006** |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Profit before income tax | 41,120 | 470,156 | 582,484 | 324,854 | 297,516 |
| Tax calculated at a tax rate of 33% | 13,570 | 155,151 | 192,220 | 107,202 | 98,180 |
| Effect of different taxation rates | (67) | (540) | (9,237) | (2,959) | (8,259) |
| Income not subject to tax | (6,726) | (8,206) | (9,197) | (7,745) | (7,103) |
| Expenses not deductible for tax purposes | 3,483 | 1,414 | 4,519 | 1,694 | 999 |
| Tax losses for which no deferred income tax assets were recognised | 16,186 | 2,955 | 13,163 | 5,609 | 11,990 |
| Utilization of previous unrecognised tax losses | — | (7,991) | (4,548) | (2,465) | (1,288) |
| Effect of share of profit tax of associates | (17,599) | (21,593) | (18,590) | (7,922) | (12,224) |
| Income tax expense | 8,847 | 121,190 | 168,330 | 93,414 | 82,295 |

### 30. DISCONTINUED OPERATIONS

As explained in note 1(a) above, discontinued operations represent the Discontinued Businesses which were transferred to Jin Jiang International pursuant to the Reorganisation.

The operating results and cash flows of the discontinued operations are set out as follows:

| | Year ended 31 December | |
|---|---|---|
| | 2003 | 2004 |
| | *RMB'000* | *RMB'000* |
| **Operating results** | | |
| Revenue | 1,709,322 | 1,262,411 |
| Expenses | (1,749,357) | (1,339,824) |
| Operating loss | (40,035) | (77,413) |
| Finance costs | (43,103) | (34,686) |
| Share of result of associates | (4,131) | 18,385 |
| Loss before income tax | (87,269) | (93,714) |
| Income tax expense | (2,294) | (299) |
| Loss after tax of discontinued operations | (89,563) | (94,013) |
| Pre-tax gain recognised on disposal | 4,545 | — |
| Income tax expense | (682) | — |
| After tax gain recognised on disposal | 3,863 | — |
| Loss for the year from discontinued operations | (85,700) | (94,013) |

The net book amounts of assets and liabilities of the discontinued operations at their respective dates of transfer to Jin Jiang International are set out as follows:

| | At 30 November 2003 | At 31 December 2004 |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Property, plant and equipment | 47,378 | 399,845 |
| Land use rights | — | 278,256 |
| Investments in associates | 37,767 | — |
| Available-for-sale financial assets | 45,572 | 105,945 |
| Intangible assets | 43,020 | 1,077 |
| Inventories | 4,246 | 75,966 |
| Trade and other receivables | 34,855 | 302,803 |
| Cash and cash equivalents | 33,496 | 150,964 |
| | 246,334 | 1,314,856 |
| Bank borrowings | (21,335) | (790,142) |
| Non-current liabilities | (5,949) | (36,083) |
| Trade and other payables | (14,601) | (174,819) |
| Income tax payable | (1,444) | (832) |
| | (43,329) | (1,001,876) |
| Net assets transferred to Jin Jiang International | 203,005 | 312,980 |
| Consideration paid by Jin Jiang International | 207,550 | — |
| Less: consideration paid by the Group to acquire equity interest of a Transfer-in Company from Jin Jiang International *(note 21)* | (131,500) | — |
| Net cash received | 76,050 | — |

## 31. (LOSS)/PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The (loss)/profit attributable to equity holders of the Company have been dealt with in the financial statements of the Company to the extent of approximately RMB(10,649,000), RMB9,932,000, RMB36,301,000, RMB36,315,000 and RMB174,451,000 for the years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006, respectively.

## 32. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share for profit/(loss) from continuing operations and discontinued operations for each of the three years ended 31 December 2003, 2004 and 2005 and the six months ended 30 June 2005 and 2006 have been computed by dividing the profit/(loss) for the year/period attributable to the equity holders of the Company by 3,300,000,000 ordinary shares issued and outstanding at 11 January 2006 upon conversion of the Company into a joint stock limited company, as if such shares had been outstanding for all periods presented.

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

## 33. DIVIDENDS

Dividends disclosed during the Relevant Periods represent dividends declared by the Company to Jin Jiang International which have been fully settled subsequent to 30 June 2006. The rates for dividends and the number of shares ranking for dividends are not presented as such information is not considered meaningful for the purpose of this report.

## 34. EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

### (a) Directors' and supervisors' emoluments

The details of the directors' and supervisors' emoluments during the Relevant Periods are as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** | **2006** |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Salary and allowances | 782 | — | 424 | 53 | 415 |
| Discretionary bonuses | 206 | — | 88 | 11 | 69 |
| Retirement scheme contributions | 60 | — | 31 | 4 | 32 |
| | 1,048 | — | 543 | 68 | 516 |

The emoluments payable to these individuals during the Relevant Periods fell within the following band:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** | **2006** |
| | *Number* | *Number* | *Number* | *Number* *(unaudited)* | *Number* |
| Nil to RMB1,011,000 (equivalent to HK$1,000,000) | 11 | — | 11 | 11 | 11 |

### (b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group during the Relevant Periods do not include any directors of the Company. The emoluments payable to these individuals during the Relevant Periods are as follows:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2005** | **2006** |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Salary and allowances | 1,196 | 2,221 | 3,314 | 1,724 | 2,848 |
| Discretionary bonuses | 153 | 370 | 552 | 223 | 475 |
| Retirement scheme contributions | 34 | 131 | 190 | 101 | 108 |
| | 1,383 | 2,722 | 4,056 | 2,048 | 3,431 |

The emoluments payable to these individuals during the Relevant Periods fell within the following band:

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *Number* | *Number* | *Number* | *Number* *(unaudited)* | *Number* |
| Nil to RMB1,011,000 (equivalent to HK$1,000,000) | 5 | 5 | 4 | 5 | 5 |
| RMB1,011,000 to RMB1,516,000 (equivalent to HK$1,500,000) | — | — | 1 | — | — |
| | 5 | 5 | 5 | 5 | 5 |

(c) During the Relevant Periods, no directors, supervisors, senior management or the five highest paid individuals of the Group waived any emoluments and no emoluments were paid by the Group to any of the directors, supervisors, senior management or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

## 35. NOTES TO CONSOLIDATED CASH FLOW STATEMENTS

Reconciliation of (loss)/profit for the year/period to cash generated from continuing operations:

| | | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|---|
| | Note | 2003 RMB'000 | 2004 RMB'000 | 2005 RMB'000 | 2005 RMB'000 (unaudited) | 2006 RMB'000 |
| (Loss)/profit for the year/period | | (53,427) | 254,953 | 414,154 | 231,440 | 215,221 |
| Loss from discontinued operations | 30 | 85,700 | 94,013 | — | — | — |
| Adjustments for: | | | | | | |
| — income tax expense | 29 | 8,847 | 121,190 | 168,330 | 93,414 | 82,295 |
| — depreciation of property, plant and equipment | 26 | 263,034 | 262,513 | 308,885 | 138,497 | 166,505 |
| — amortization of land use rights | 26 | 6,875 | 9,591 | 16,061 | 5,116 | 12,619 |
| — amortization of intangible assets | 26 | 317 | 374 | 524 | 237 | 455 |
| — loss on disposal of property, plant and equipment | 25 | 28,625 | 10,917 | 9,888 | 1,055 | 2,521 |
| — gain on disposal of land use rights | 24 | — | (2,916) | (22,167) | — | (11,660) |
| — gain on disposal of a hotel property (including property, plant and equipment and land use rights) | 24 | (56,116) | — | — | — | — |
| — provision for/(reversal of) impairment of property, plant and equipment | 26 | 2,804 | 5,840 | (1,013) | — | — |
| — provision for/(reversal of) impairment of trade and other receivables | 26 | 2,887 | (2,449) | 3,348 | 1,188 | 227 |
| — write down of inventories to net realizable value | 26 | 211 | — | 394 | 627 | 285 |
| — gain on disposal of investments in subsidiaries | 24 | (1,997) | — | (3,122) | (3,122) | (616) |
| — loss/(gain) on disposal of investments in associates | 24, 25 | 1,042 | (15,673) | — | — | — |
| — provision for impairment of available-for-sale financial assets | 26 | — | 3,671 | 3,230 | — | — |
| — interest income | 24 | (13,713) | (9,924) | (7,707) | (2,106) | (2,372) |
| — interest expenses | 28 | 58,256 | 34,333 | 37,228 | 11,254 | 38,135 |
| — share of results of associates | 12 | (53,329) | (65,435) | (56,333) | (24,006) | (37,041) |
| — gain on disposal of available-for-sale financial assets | 24 | (3,206) | (327) | — | — | — |
| — gain of other financial assets at fair value through profit or loss | 24 | (2,388) | (185) | — | — | — |
| — dividend income | 24 | (18,002) | (24,715) | (28,223) | (24,486) | (23,123) |
| Changes in working capital: | | | | | | |
| — restricted bank deposits | 18 | (47,478) | (22,351) | 30,101 | 29,475 | 958 |
| — inventories | | 6,714 | (7,656) | 2,367 | 193 | 1,150 |
| — trade and other receivables | | 109,554 | (155,831) | 360,598 | 212,124 | (124,355) |
| — other financial assets at fair value through profit or loss | 17 | 13,568 | 27,077 | 3,730 | — | — |
| — trade and other payables | | 37,650 | (53,134) | (171,895) | (68,184) | (69,991) |
| Cash generated from operations | | 376,428 | 463,876 | 1,068,378 | 602,716 | 251,213 |

**36. COMMITMENTS**

**(a) Capital commitments**

Capital expenditure at the balance sheet date but not yet incurred is as follows:

(i) *The Group*

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Acquisition of property, plant and equipment — contracted but not provided for | 13,099 | 79,103 | 82,367 | 382,468 |

(ii) *The Company*

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Acquisition of property, plant and equipment — contracted but not provided for | — | — | 915 | 667 |

**(b) Operating lease commitments**

The Group leases various premises, offices and machinery under non-cancellable operating lease agreements. The lease expenditure expensed in the consolidated income statements during the Relevant Periods is disclosed in note 26.

Leases with different lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(i) *The Group*

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Not later than 1 year | 21,055 | 30,956 | 58,076 | 62,054 |
| Later than 1 year and not later than 5 years | 137,735 | 205,264 | 315,816 | 221,732 |
| Later than 5 years | — | 230,463 | 535,494 | 584,675 |
| | 158,790 | 466,683 | 909,386 | 868,461 |

(ii) *The Company*

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Not later than 1 year | — | — | 480 | 480 |
| Later than 1 year and not later than 5 years | — | — | 440 | 320 |
| | — | — | 920 | 800 |

## 37. BUSINESS COMBINATIONS OTHER THAN COMMON CONTROL COMBINATION UNDER THE REORGANISATION

(a) During the Relevant Periods, certain equity interests in existing subsidiaries of the Group were acquired by Jin Jiang International from third parties, which were subsequently transferred to the Group pursuant to the Reorganisation. Such acquisitions of equity interests in subsidiaries were accounted for using purchase method of accounting as contributions from equity holders of the Company on the date of their acquisitions by Jin Jiang International. Details are as follows:

(i) Acquisition of 75% equity interest in Kunming Jin Jiang Hotel Company Limited ("Kunming *Jin Jiang") on 4 September 2003:*

| | Fair values | Acquiree's carrying amounts |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Cash and cash equivalents | 2,445 | 2,445 |
| Property, plant and equipment *(note 7)* | 64,230 | 46,225 |
| Land use rights *(note 8)* | 88,102 | 14,494 |
| Available-for-sale financial assets *(note 13)* | 520 | 520 |
| Inventories | 1,534 | 793 |
| Trade and other receivables | 2,785 | 2,785 |
| Trade and other payables | (66,567) | (66,567) |
| Deferred income tax liabilities *(note 14)* | (38,192) | (7,715) |
| Net assets of Kunming Jin Jiang | 54,857 | (7,020) |
| Contribution by Jin Jiang International together with its then holding of other 25% equity interest in Kunming Jin Jiang | 54,857 | |
| Cash inflow on acquisition | 2,445 | |

(ii) Acquisition of 100% equity interest in Jin Jiang Tower and 74% equity interest in Jin Jiang Inn Company Limited on 1 June 2004:

| | Fair values | Acquiree's carrying amounts |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Cash and cash equivalents | 56,865 | 56,865 |
| Property, plant and equipment *(note 7)* | 913,810 | 1,267,940 |
| Land use rights *(note 8)* | 79,794 | 4,060 |
| Goodwill *(note 9)* | 6,448 | 12,256 |
| Other intangible assets *(note 9)* | 95 | 691 |
| Deferred income tax assets *(note 14)* | 61 | — |
| Inventories | 6,182 | 7,397 |
| Trade and other receivables | 23,384 | 22,188 |
| Long term borrowings | (14,500) | (14,500) |
| Current portion of long term borrowings | (3,000) | (3,000) |
| Deferred income tax liabilities *(note 14)* | (16,054) | (801) |
| Short term borrowings | (2,500) | (2,500) |
| Trade and other payables | (193,137) | (53,851) |
| Income tax payable | (1,474) | (1,474) |
| Net assets | 855,974 | 1,295,271 |
| Minority interests | (70,838) | |
| Net assets acquired | 785,136 | |
| Contribution by Jin Jiang International | 785,136 | |
| Cash inflow on acquisition | 56,865 | |

(b) During the Relevant Periods, certain equity interests in existing jointly controlled entities of the Group were transferred or acquired from Jin Jiang International and its subsidiaries (other than the Group) pursuant to the Reorganisation. Such transfers of equity interests in jointly controlled entities were accounted for using purchase method of accounting set out in note 2 above. Details are as follows:

(i) Transfer of 35% equity interest in Beijing Kunlun Hotel Company Limited and 50% equity interest in Shanghai Hua Ting Hotel & Tower Company Limited to the Company on 11 March 2005 as contribution from Jin Jiang International:

| | **Fair values** | **Share of acquirees' carrying amounts** |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Cash and cash equivalents | 58,542 | 58,542 |
| Property, plant and equipment *(note 7)* | 429,683 | 231,796 |
| Intangible assets *(note 9)* | 402 | 402 |
| Investments in associates | 345 | 345 |
| Available-for-sale financial assets *(note 13)* | 3,868 | 3,868 |
| Inventories | 4,589 | 4,589 |
| Trade and other receivables | 60,545 | 60,545 |
| Deferred income tax liabilities *(note 14)* | (84,785) | (19,482) |
| Short term borrowings | (15,750) | (15,750) |
| Trade and other payables | (26,906) | (26,906) |
| Dividends payable | (10,868) | (10,868) |
| Income tax payable | (2,099) | (2,099) |
| Share of net assets | 417,566 | 284,982 |
| Contribution by Jin Jiang International | 417,566 | |
| Cash inflow on acquisition | 58,542 | |

(ii) Acquisition of 57% equity interest in Shanghai New Garden Hotel from a subsidiary of Jin Jiang International on 31 March 2006:

| | Fair values RMB'000 | Share of acquiree's carrying amounts RMB'000 |
|---|---|---|
| Cash and cash equivalents | 4,422 | 4,422 |
| Property, plant and equipment *(note 7)* | 15,295 | 15,295 |
| Available-for-sale financial assets *(note 13)* | 140 | 140 |
| Inventories | 260 | 260 |
| Trade and other receivables | 1,438 | 1,438 |
| Deferred income tax liabilities *(note 14)* | (922) | (922) |
| Short term borrowing | (11,970) | (11,970) |
| Trade and other payables | (5,331) | (5,331) |
| Income tax payable | (597) | (597) |
| Share of net assets | 2,735 | 2,735 |
| Total purchase consideration | 2,735 | |
| Purchase consideration settled in cash | (2,390) | |
| Cash and cash equivalents acquired | 4,422 | |
| Cash inflow on acquisition | 2,032 | |

(iii) Transfer of additional 12.5% equity interest in Beijing Kunlun Hotel Company Limited from a subsidiary of Jin Jiang International on 30 April 2006:

| | Fair values RMB'000 | Share of acquiree's carrying amounts RMB'000 |
|---|---|---|
| Cash and cash equivalents | 6,217 | 6,217 |
| Property, plant and equipment *(note 7)* | 67,908 | 39,129 |
| Intangible assets *(note 9)* | 54 | 54 |
| Investments in associates | 135 | 135 |
| Available-for-sale financial assets *(note 13)* | 1,381 | 1,381 |
| Inventories | 1,088 | 1,088 |
| Trade and other receivables | 8,616 | 8,616 |
| Deferred income tax liabilities *(note 14)* | (14,008) | (4,511) |
| Short term borrowings | (7,500) | (7,500) |
| Trade and other payables | (3,730) | (3,730) |
| Income tax payable | (1,106) | (1,106) |
| Share of net assets | 59,055 | 39,773 |
| Total purchase consideration | 59,055 | |
| Purchase consideration settled in cash | — | |
| Cash and cash equivalents acquired | 6,217 | |
| Cash inflow on acquisition | 6,217 | |

## 38. SIGNIFICANT RELATED PARTY TRANSACTIONS

### (a) Related party transactions — The Group

Other than the Reorganisation and the related party transactions disclosed elsewhere in the Financial Information, the Group had the following significant related party transactions during the Relevant Periods:

**Continuing —**

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| **Transactions with Jin Jiang International** | | | | | |
| — Provision of hotel services | 212 | 233 | 4,169 | 958 | 1,243 |
| — Provision of training services | 20 | 23 | 16 | 3 | 1,166 |
| — Sales of hotel supplies | 654 | 89 | 157 | 71 | 47 |
| | 886 | 345 | 4,342 | 1,032 | 2,456 |
| — Rental expenses paid | 4,480 | 5,209 | 5,048 | 2,580 | 1,759 |
| **Transactions with subsidiaries of Jin Jiang International** | | | | | |
| — Provision of hotel services | 6,150 | 15,494 | 11,436 | 6,423 | 4,007 |
| — Rental income received | 1,063 | 898 | 842 | 271 | 296 |
| — Provision of other services | 788 | 1,438 | 1,065 | 239 | 226 |
| | 8,001 | 17,830 | 13,343 | 6,933 | 4,529 |
| — Purchase of food and beverage | 393 | 5,133 | 6,224 | 4,381 | 2,461 |
| — Rental expenses paid | 270 | 328 | 815 | 407 | 427 |
| — Receipt of laundry services | 2,466 | 5,102 | 4,785 | 2,033 | 1,971 |
| — Receipt of other services | 4,240 | 7,508 | 4,114 | 1,944 | 1,577 |
| | 7,369 | 18,071 | 15,938 | 8,765 | 6,436 |

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| **Transactions with jointly controlled entities of the Group** | | | | | |
| — Interest income received | 67 | — | 971 | 398 | 740 |
| — Sales of hotel supplies | — | 424 | 4,071 | 1,716 | 4,034 |
| — Management fees received | — | — | 3,069 | 974 | 2,052 |
| | 67 | 424 | 8,111 | 3,088 | 6,826 |
| — Interest expenses paid | — | 20 | 638 | 85 | 190 |
| **Transaction with associates of the Group** | | | | | |
| — Rental income received | 3,211 | 3,354 | 3,486 | 1,739 | 1,742 |
| — Interest income received | 2,723 | 2,272 | 3,377 | 1,832 | 2,053 |
| — Management fees received | — | 213 | 1,331 | 210 | 515 |
| — Sales of hotel supplies | — | — | — | — | 2,120 |
| | 5,934 | 5,839 | 8,194 | 3,781 | 6,430 |
| — Purchase of food and beverage | 9,330 | 17,935 | 19,600 | 264 | 170 |
| — Interest expenses paid | 32 | 30 | 67 | 37 | 120 |
| | 9,362 | 17,965 | 19,667 | 301 | 290 |
| **Transaction with companies with common directors** | | | | | |
| — Management fees received | 3,646 | 5,072 | 1,677 | 1,437 | 438 |
| — Sales of hotel supplies | 6,001 | 9,624 | 3,847 | 2,885 | 936 |
| | 9,647 | 14,696 | 5,524 | 4,322 | 1,374 |
| — Purchase of food and beverage | 4,278 | 5,023 | 5,715 | 2,487 | 2,974 |

Discontinued —

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| **Transactions with Jin Jiang International** | | | | | |
| — Interest income received | 3,226 | 16,646 | 2,529 | 2,529 | — |
| — Management fees paid | 7,808 | 19,553 | — | — | — |
| — Interest expenses paid | 734 | 11,563 | 2,024 | 651 | — |
| | 8,542 | 31,116 | 2,024 | 651 | — |
| **Transactions with subsidiaries of Jin Jiang International** | | | | | |
| — Interest income received | 13,332 | 30,543 | 10,157 | 10,157 | — |
| — Interest expenses paid | 2,199 | 3,553 | 1,058 | 842 | — |
| **Transaction with companies with common directors** | | | | | |
| — Interest income received | 800 | 128 | — | — | — |
| — Interest expenses paid | 1,641 | 2,445 | 512 | 490 | 11 |

**(b) Amounts due from/to related parties — The Group**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Amounts due from related parties** *(note 16(a))* | | | | |
| — Jin Jiang International (i) | 486,911 | 471,378 | 8,048 | 63,454 |
| — Subsidiaries of Jin Jiang International (ii) | 225,217 | 617,185 | 2,267 | 4,127 |
| — Jointly controlled entities of the Group (iii) | 78,391 | 74,691 | 42,812 | 45,839 |
| — Associates of the Group (iv) | 72,248 | 67,795 | 128,040 | 121,930 |
| — Companies with common directors (v) | 74,576 | 14,946 | 456 | 611 |
| | 937,343 | 1,245,995 | 181,623 | 235,961 |
| **Amounts due to related parties** *(note 22(a))* | | | | |
| — Jin Jiang International (vi) | (413,754) | (932,904) | (41,813) | (8,522) |
| — Subsidiaries of Jin Jiang International (vii) | (463,845) | (413,069) | (2,009) | (77,033) |
| — Jointly controlled entities of the Group (viii) | (73,221) | (86,989) | (64,507) | (56,420) |
| — Associates of the Group (ix) | (4,538) | (12,118) | (13,950) | (43,767) |
| — Companies with common directors (x) | (148,865) | (130,004) | (5,004) | (874) |
| — A state-owned enterprise for purchase of a hotel property *(note 38(e))* | — | — | (10,000) | (10,000) |
| — State-owned enterprises under the control of Shanghai SASAC *(note 38(e))* | — | — | (28,482) | — |
| | (1,104,223) | (1,575,084) | (165,765) | (196,616) |
| **Borrowings from related parties** *(note 23)* | | | | |
| — Jin Jiang International | — | (185,000) | — | — |

(i) The balances include unsecured loans to Jin Jiang International of RMB285,000,000 and RMB150,000,000 as at 31 December 2003 and 2004 with effective interest rates of 4.54% and 4.78% per annum, respectively.

(ii) The balances include an unsecured loan to fellow subsidiaries of RMB15,000,000 as at 31 December 2003 with an effective interest rate of 4.54% per annum, and secured loans to fellow subsidiaries of RMB193,700,000 and RMB581,000,000 as at 31 December 2003 and 2004 with effective interest rates of 5.01% and 4.88% per annum, respectively, which were guaranteed by Jin Jiang International or other fellow subsidiaries.

(iii) The balances include unsecured loans to jointly controlled entities of RMB42,500,000 and RMB41,390,000 as at 31 December 2005 and 30 June 2006 with effective interest rates of 5.28% and 5.37% per annum, respectively, and secured loans to jointly controlled entities of RMB77,130,000 and RMB72,000,000 as at 31 December 2003 and 2004 with effective interest rates of 4.78% and 4.93% per annum, respectively, which were guaranteed by Jin Jiang International and Huating Group.

(iv) The balances include unsecured loans to associates of RMB22,000,000, RMB50,000,000, and RMB18,000,000 as at 31 December 2004 and 2005 and 30 June 2006 with effective interest rates of 5.04%, 5.13% and 5.30% per annum, respectively, and secured loans to associates of RMB500,000, RMB14,000,000, RMB37,750,000 and RMB41,000,000 as at 31 December 2003, 2004 and 2005 and 30 June 2006 with effective interest rates of 5.84%, 5.59%, 5.58% and 5.43% per annum, respectively, which were guaranteed by a third party company or pledged by their or third parties' properties.

(v) The balances include secured loans to companies with common directors of RMB73,650,000 and RMB14,000,000 as at 31 December 2003 and 2004 with effective interest rates of 4.89% and 4.95% per annum, respectively, which were guaranteed by Jin Jiang International, a fellow subsidiary or a third party company.

(vi) The balances include deposits from Jin Jiang International of RMB16,673,000 and RMB90,065,000 as at 31 December 2003 and 2004, respectively, with the interest rates from 0.72% to 2.25% per annum.

(vii) The balances include deposits from fellow subsidiaries of RMB395,766,000 and RMB269,801,000 as at 31 December 2003 and 2004, respectively, with the interest rates from 0.72% to 2.25% per annum.

(viii) The balances include deposits from jointly controlled entities of RMB73,221,000, RMB86,977,000, RMB64,498,000 and RMB56,420,000 as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively, with the interest rates from 0.72% to 2.25% per annum.

(ix) The balances include deposits from associates of RMB3,117,000, RMB5,510,000, RMB13,838,000 and RMB43,761,000 as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively, with the interest rates from 0.72% to 2.25% per annum.

(x) The balances include deposits from companies with common directors of RMB148,865,000, RMB130,004,000 and RMB5,004,000 as at 31 December 2003, 2004 and 2005, respectively, with the interest rates from 0.72% to 2.25% per annum.

(xi) All balances due with Jin Jiang International and its subsidiaries as at 30 June 2006 have been fully settled subsequently.

(xii) Guarantees for bank borrowings provided by Jin Jiang International as at 31 December 2003 and 2004 are disclosed in note 23. No guarantees for bank borrowings were provided by Jin Jiang International as at 31 December 2005 and 30 June 2006.

Other than disclosed above, balances with related parties are all unsecured and interest free.

(c) **Amounts due from/due to related parties — The Company**

| | At 31 December | | | At 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Amounts due from related parties** *(note 16(b))* | | | | |
| — Jin Jiang International | 37,003 | 44,671 | 2,176 | 62,206 |
| — Subsidiaries of Jin Jiang International | — | — | 66 | 229 |
| — Associates of the Group | — | — | 8,456 | 6,213 |
| — Companies with common directors | 155,210 | — | 202,805 | 177,317 |
| | 192,213 | 44,671 | 213,503 | 245,965 |
| **Amounts due to related parties** *(note 22(b))* | | | | |
| — Jin Jiang International | (219,189) | (551,100) | (22,930) | — |
| — Subsidiaries of Jin Jiang International | — | (47,300) | — | (74,910) |
| — Jointly controlled entities of the Group | — | — | (23,326) | (25,362) |
| — State-owned enterprises under the control of Shanghai SASAC | — | — | (28,482) | — |
| | (219,189) | (598,400) | (74,738) | (100,272) |

All the balances above are unsecured and interest free. The balances due with Jin Jiang International and its subsidiaries as at 30 June 2006 have been fully settled subsequently.

(d) **Key management compensation**

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Salary and allowances | 648 | 1,016 | 1,087 | 544 | 838 |
| Discretionary bonus | 195 | 230 | 265 | 99 | 108 |
| Retirement scheme contributions | 77 | 86 | 94 | 47 | 53 |
| | 920 | 1,332 | 1,446 | 690 | 999 |

(e) **Additional financial information on other state-owned enterprises**

The Company is controlled by Jin Jiang International, and is ultimately controlled by Mainland China government, which also controls a significant portion of the productive assets and entities in Mainland China, in accordance with Hong Kong Accounting Standard 24 "Related Party Disclosures" ("HKAS 24"), state-owned enterprises and their subsidiaries, other than Jin Jiang International and fellow subsidiaries, are also defined as related parties of the Company ("other state-owned enterprises").

In the Hotel Related Businesses, the Group is likely to have extensive transactions with the employees of other state-owned enterprises while such employees are on corporate business as well as management personnel and their close family members. These transactions are carried out on terms that are consistently applied to all customers and are made on a cash basis. Due to the vast volume and the pervasiveness of the Group's retail transactions in the Hotel Businesses, the Group is unable to determine the aggregate amount of such transactions for disclosure. Therefore, the information disclosed below does not include the retail sales to such related parties. Management believes that meaningful information relative to related party balances and transactions have been adequately disclosed.

(i) Summary of significant transactions with other state-owned enterprises

| | Year ended 31 December | | | Six months ended 30 June | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* *(unaudited)* | *RMB'000* |
| Interest income from state-owned banks | 9,669 | 5,594 | 3,529 | 1,940 | 2,180 |
| Interest expenses to state-owned banks | 58,256 | 25,062 | 37,186 | 11,212 | 37,557 |
| Purchase of a hotel property from a state-owned enterprise | — | 80,000 | 150,000 | 60,000 | — |

(ii) Balances with other state-owned enterprises

| | At 31 December | | | As 30 June |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Bank deposits in state-owned banks (1) | 1,085,119 | 946,336 | 790,415 | 814,932 |
| Bank borrowings from state-owned banks *(note 23)* | (1,788,175) | (332,279) | (1,476,820) | (1,725,713) |
| Amount due to a state-owned enterprise for purchase of a *hotel property* | — | — | (10,000) | (10,000) |
| Amounts due to state-owned enterprises under the control of Shanghai SASAC (2) | — | — | (28,482) | — |

(1) The weighted average effective interest rate on bank deposits to state-owned banks with maturities ranging from 30 days to 360 days, were 1.96%, 2.03%, 2.04% and 2.12% per annum as at 31 December 2003, 2004 and 2005 and 30 June 2006, respectively.

(2) The amounts represent the unsettled balance for the Group's acquisition of 8.07% equity interest in Jin Jiang Hotels Development from other state-owned enterprises *under the control* of Shanghai SASAC in December 2005.

### 39. PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

At the date of this report, the Company has direct and indirect interests in the following subsidiaries, jointly controlled entities and associates:

| Company name | Country and date of incorporation | Issued/ registered and paid-in capital *RMB'000* | Attributable equity interest Direct | Attributable equity interest Indirect | Principal activities and place of operation | Type of legal entity |
|---|---|---|---|---|---|---|
| **(a) Subsidiaries** | | | | | | |
| 上海錦江飯店有限公司 (Jin Jiang Hotel Company Limited) (i) | Mainland China, 30 May 1982 | 181,920 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海錦江國際飯店有限公司 (Shanghai Jin Jiang Park Hotel Company Limited) (i) | Mainland China, 21 December 1979 | 91,583 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海龍柏飯店有限公司 (Cypress Hotel Company Limited) (i) | Mainland China, 28 January 1984 | 29,182 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海錦江金門大酒店有限公司 (Shanghai Jin Jiang Pacific Hotel Company Limited) (i) | Mainland China, 21 December 1979 | 40,649 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海錦江青年會賓館有限公司 (Y.M.C.A Hotel Company Limited) (i) | Mainland China, 23 October 1984 | 6,000 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海虹橋賓館有限公司 (Shanghai Rainbow Hotel Company Limited) (i) | Mainlanc China, 9 February 1988 | 11,951 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海銀河賓館有限公司 (Shanghai Galaxy Hotel Company Limited) (i) | Mainland China, 22 August 1990 | 9,885 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海南華亭酒店有限公司 (Shanghai Hua Ting Guest House Company Limited) (i) | Mainland China, 15 July 2002 | 26,099 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海市上海賓館有限公司 (Shanghai Hotel Company Limited) (i) | Mainland China, 23 August 1991 | 134,886 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海金沙江大酒店有限公司 (Jinsha Hotel Company Limited) (i) | Mainland China, 22 January 2003 | 35,000 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海白玉蘭賓館有限公司 (Shanghai Yulan Hotel Company Limited) (ii) | Mainland China, 25 March 1998 | 5,055 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |

| Company name | Country and date of incorporation | Issued/ registered and paid-in capital *RMB'000* | Attributable equity interest Direct | Attributable equity interest Indirect | Principal activities and place of operation | Type of legal entity |
|---|---|---|---|---|---|---|
| 上海錦江達華賓館有限公司 (Shanghai Jin Jiang Da Hua Hotel Company Limited) (i) | Mainland China, 18 February 1982 | *20,704* | *99.0%* | *1.0%* | *Hotel ownership and* operations, Shanghai, Mainland China | Limited liability company |
| 上海新亞廣場長城酒店有限公司 (Shanghai New Asia Plaza Great Wall Hotel Company Limited) (iii) | Mainland China, 26 April 1994 | 120,000 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海和平飯店有限公司 (Shanghai Peace Hotel Company Limited) (i) | Mainland China, 11 November 1998 | 145,460 | 99.0% | 1.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海臨青賓館有限公司 (Shanghai Linqing Hotel Company Limited) (iv) | Mainland China, 18 November 1999 | 16,600 | — | 86.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 昆明錦江大酒店有限公司 (Kunming Jin Jiang Hotel Company Limited) (v) | Mainland China, 7 December 1985 | US$8,000 | 75.0% | 24.8% | Hotel ownership and *operations,* Kunming, Mainland China | Limited liability company |
| 錦江國際集團財務有限責任公司 (Jin Jiang International Finance Company Limited) (vii) | Mainland China 16 October 1997 | 300,000 | 90.0% | 10.0% | Provision of intra-group treasury and financing services, Shanghai, Mainland China | Limited liability company |
| 錦江之星旅館有限公司 (Jin Jiang Inn Company Limited) (viii) | Mainland China, 17 May 1996 | 179,712 | 71.2% | 10.0% | Budget hotel ownership, operations and franchising, Shanghai, Mainland China | Limited liability company |
| 上海錦江國際旅館投資有限公司 (Shanghai Jin Jiang International Hotel Investment Company Limited) (ix) | Mainland China, 20 December 2004 | 300,000 | 80.0% | 10.0% | Budget hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 武漢錦江國際大酒店有限公司 (Wuhan Jin Jiang International Hotel Company Limited) (x) | Mainland China, 22 November 2004 | 180,000 | 50.0% | 25.0% | Hotel ownership and operations, Wuhan, Mainland China | Limited liability company |
| 上海錦江國際酒店發展股份有限公司 (Shanghai Jin Jiang International Hotels Development Company Limited) (xi) | Mainland China, 9 June 1993 | 603,241 | 50.1% | — | Hotel and restaurant ownership and operations, Shanghai, Mainland China | Joint stock limited company |
| 上海新亞食品廠 (Shanghai New Asia Food Factory) (xi) | Mainland China, 1 November 1996 | 11,763 | — | 50.1% | Food manufacturing, Shanghai, Mainland China | Limited liability company |

| Company name | Country and date of incorporation | Issued/ registered and paid-in capital *RMB'000* | Attributable equity interest Direct | Attributable equity interest Indirect | Principal activities and place of operation | Type of legal entity |
|---|---|---|---|---|---|---|
| 錦江國際酒店管理有限公司 (Jin Jiang International Hotel Management Company Limited) (xii) | Mainland China, 1 December 1992 | 100,000 | — | 50.1% | Star-rated hotel management, Shanghai, Mainland China | Limited liability company |
| 上海錦江國際餐飲投資管理有限公司 (Shanghai Jin Jiang International Catering Investment Company Limited) (xi) | Mainland China, 1 December 1992 | 149,930 | — | 50.1% | Investment in and operation of restaurants, Shanghai, Mainland China | Limited liability company |
| 上海錦亞旅館有限公司 (Shanghai Jin Ya Hotel Company Limited) (xiii) | Mainland China, 1 December 1992 | 18,000 | — | 51.6% | Budget hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 天津錦江之星旅館有限公司 (Tianjin Jin Jiang Inn Company Limited) (xiv) | Mainland China, 1 July 2003 | 40,000 | — | 70.0% | Budget hotel ownership and operations, Tianjin, Mainland China | Limited liability company |
| 青島錦江之星旅館有限公司 (Qingdao Jin Jiang Inn Company Limited) (xiv) | Mainland China, 21 March 2005 | 20,000 | — | 70.0% | Budget hotel ownership and operations, Qingdao, Mainland China | Limited liability company |
| 北京錦江之星旅館投資管理有限公司 (Beijing Jin Jiang Inn Investment & Management Company Limited) (xv) | Mainland China, 22 July 2003 | 28,000 | — | 81.2% | Budget hotel ownership and operations, Beijing, Mainland China | Limited liability company |
| 上海錦江國際酒店集團（香港）有限公司 (Shanghai Jin Jiang International Hotels Group (HK) Company Limited) (xvi) | Hong Kong, 14 February 2000 | HK$70,736 | 98.6% | 0.7% | Hotel reservation, Hong Kong | Limited liability company |
| **(b) Jointly controlled entities** | | | | | | |
| 上海華亭賓館有限公司 (Shanghai Hua Ting Hotel and Towers Company Limited) (xvii) | Mainland China, 19 September 1985 | 120,000 | 50.0% | — | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 北京崑崙飯店有限公司 (Beijing Kunlun Hotel Company Limited) (xviii) | Mainland China, 24 May 1988 | US$34,167 | 35.0% | 12.4% | Hotel ownership and operations, Beijing, Mainland China | Limited liability company |
| 上海錦江湯臣大酒店有限公司 (Shanghai Jin Jiang Tomson Hotel Company Limited) (xi) | Mainland China, 10 July 1993 | US$24,340 | — | 25.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 錦江德爾互動有限公司 (Thayer JinJiang Interactive Company Limited) (xix) | Mainland China, 31 October 2005 | US$300 | — | 25.0% | Software development and related services, Shanghai, Mainland China | Limited liability company |
| 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited) (vi) | Mainland China, 8 January 1997 | 160,000 | 55.0% | — | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |

| Company name | Country and date of incorporation | Issued/ registered and paid-in capital *RMB'000* | Attributable equity interest Direct | Attributable equity interest Indirect | Principal activities and place of operation | Type of legal entity |
|---|---|---|---|---|---|---|
| 上海建國賓館 (Jian Guo Hotel) (xx) | Mainland China, 30 October 1986 | US$8,330 | — | 32.5% | Hotel ownership and operations, Shanghai, Mainland China | State-owned enterprise |
| 上海海侖賓館有限公司 (Sofitel Hyland Shanghai) (xxi) | Mainland China, 22 November 1985 | 62,626 | — | 33.4% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海新苑賓館 (Shanghai New Garden Hotel) (xxii) | Mainland China, 26 November 1984 | 13,975 | 57.0% | — | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| **(c) Associates** | | | | | | |
| 成都錦和物業發展有限公司 (Chengdu Jinhe Real Estate Company Limited) (xxiii) | Mainland China, 12 August 1993 | 18,000 | 30.0% | — | Hotel ownership and operations, Chengdu, Mainland China | Limited liability company |
| 無錫錦江大酒店有限公司 (Wuxi Jin Jiang Grand Hotel Company Limited) (xxiv) | Mainland China, 16 December 1994 | 67,570 | 25.0% | — | Hotel ownership and operations, Wuxi, Mainland China | Limited liability company |
| 上海揚子江大酒店有限公司 (The Yangtze Hotel Limited) (xxi) | Mainland China, 4 February 1985 | US$53,002 | — | 20.0% | Hotel ownership and operations, Shanghai, Mainland China | Limited liability company |
| 上海肯德基有限公司 (Shanghai Kentucky Fried Chicken Company Limited) (xi) | Mainland China, 5 May 1989 | US$27,010 | — | 24.5% | Fast food operations, Shanghai, Mainland China | Limited liability company |
| 上海新亞富麗華餐飲股份有限公司 (Shanghai New Asia Fulihua Catering Company Limited) (xxv) | Mainland China, 25 June 1992 | 35,000 | — | 20.5% | Restaurant operations, Shanghai, Mainland China | Limited liability company |
| 上海吉野家快餐有限公司 (Shanghai Yoshinoya Company Limited) (xxvi) | Mainland China, 3 June 2002 | US$4,800 | — | 20.0% | Fast food operations, Shanghai, Mainland China | Limited liability company |
| 錦江摩可婚慶禮儀服務有限公司 (Shanghai Jin Jiang Moc Wedding Produce Inc.) (xxiii) | Mainland China, 28 February 2005 | US$3,000 | — | 20.0% | Provision of wedding services, Shanghai, Mainland China | Limited liability company |
| 上海中亞飯店 (Shanghai Zhongya Hotel) (xxvii) | Mainland China 12 March 1990 | 1,800 | — | 22.5% | Hotel ownership and operations Shanghai, Mainland China | Limited liability company |
| 上海新亞大家樂餐飲有限公司 (Shanghai New Asia Café de Coral Company Limited) (xxviii) | Mainland China, 12 December 1997 | 68,670 | — | 25.0% | Fast food operations, Shanghai, Mainland China | Limited liability company |

(i) The statutory financial statements of these companies for the two years ended 31 December 2004 and the year ended 31 December 2005 were audited by 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(ii) The statutory financial statements of this company for the year ended 31 December 2003, 2004 and 2005 audited by 上海上會會計師事務所 (Shanghai Certified Public Accountants), 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(iii) The statutory financial statements of this company for the two years ended 31 December 2004 and the year ended 31 December 2005 were audited by 上海新中創會計師事務所 (Shanghai New ZhongChuang Certified Public Accountants) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(iv) The statutory financial statements of this company for the year ended 31 December 2003 and the two years ended 31 December 2005 were audited by 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers CPAs Limited Company) and 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.), respectively.

(v) The statutory financial statements of this company for the years ended 31 December 2003 and 2005 and the year ended 31 December 2004 were audited by 亞太中滙會計師事務所 (Yatai-Zhonghui Certified Public Accountants Co., Ltd.) and 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.), respectively.

(vi) The statutory financial statements of this company for the year ended 31 December 2003, 2004 and 2005 were audited by 上海求是會計師事務所有限公司 (Shanghai Qiu Shi Certified Public Accountants Co., Ltd.), 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(vii) The statutory financial statements of this company for the year ended 31 December 2003, 2004 and 2005 were audited by 上海眾華滬銀會計師事務所 (BDO Shanghai Zhonghua Certified Public Accountants), 上海復興明方會計師事務所有限公司 (Shanghai Fuxingmingfang Certified Public Accountants Co., Ltd.) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(viii) The statutory financial statements of this company for the year ended 31 December 2003, 2004 and 2005 were audited by 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.), 上海金茂會計師事務所有限公司 (Shanghai Jin Mao Certified Public Accountants Co., Ltd.) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(ix) The statutory financial statements of this company for the year ended 31 December 2005 were audited by 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.).

(x) The statutory financial statements of this company for the year ended 31 December 2005 were audited by 武漢天海會計師事務有限責任公司 (Wuhan Tian Hai Certified Public Accountants Co., Ltd.).

(xi) The statutory financial statements of these companies for the years ended 31 December 2003, 2004 and 2005 were audited by 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.).

(xii) The statutory financial statements of this company for the year ended 31 December 2003 and the two years ended 31 December 2005 were audited by 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.) and 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.), respectively.

(xiii) The statutory financial statements of these companies for the year ended 31 December 2005 were audited by 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.). No auditors were appointed for the years ended 31 December 2003 and 2004.

(xiv) No auditors were appointed for these companies for the years ended 31 December 2003, 2004 and 2005.

(xv) The statutory financial statements of this company for the year ended 31 December 2003, 2004 and 2005 were audited by 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.), 上海金茂會計師事務所有限公司 (Shanghai Jin Mao Certified Public Accountants Co., Ltd.) and 上海滬港金茂會計師事務所 (Shanghai Hu Gang Jin Mao Certified Public Accountants), respectively.

(xvi) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 謝平廣會計師事務所 (P Tse & Company Certified Public Accountants).

(xvii) The statutory financial statements of this company for the year ended 31 December 2003, 2004 and 2005 were audited by 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.), 上海上會會計師事務所 (Shanghai Certified Public Accountants) and 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.), respectively.

(xviii) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 北京精誠立信會計師事務所 (Beijing Jingcheng Lixin Certified Public Accountants).

(xix) The statutory financial statements of this company for the year ended 31 December 2005 were audited by 上海上會會計師事務所 (Shanghai Certified Public Accountants).

(xx) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 上海上會會計師事務所 (Shanghai Certified Public Accountants).

(xxi) The statutory financial statements of these companies for the years ended 31 December 2003, 2004 and 2005 were audited by 德勤華永會計師事務所有限公司 (Deloitte Touche Tohmatsu CPA Ltd.).

(xxii) The statutory financial statements of this company for the years ended 31 December 2003 and 2005 were audited by 上海立信長江會計師事務所有限公司 (Shu Lun Pan Certified Public Accountants Co., Ltd.) and those for the year ended 31 December 2004 were audited by 上海上會會計師事務所 (Shanghai Certified Public Accountants).

(xxiii) The statutory financial statements of this company for the two years ended 31 December 2004 and the year ended 31 December 2005 were audited by 四川成咨會計師事務所有限公司 (Sichuan Cheng Zi Certified Public Accountants Co., Ltd.) and 四川華煒會計師事務所 (Sichuan Hua Wei Certified Public Accountants Co., Ltd.), respectively.

(xxiv) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 江蘇方正會計師事務所有限公司 (Jiangsu Fang Zheng Certified Public Accountants Co., Ltd.).

(xxv) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 上海復興明方會計師事務所有限公司 (Shanghai Fuxingmingfang Certified Public Accountants Co., Ltd.).

(xxvi) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 上海中惠會計師事務所 (Shanghai Zhong Hui Certified Public Accountants).

(xxvii) The statutory financial statements of this company for the year ended 31 December 2003 and the two years ended 31 December 2005 were audited by 上海申北會計師事務所有限公司 (Shanghai Shen Bei Certified Public Accountants Co., Ltd.) and 上海國億會計師事務所有限公司 (Shanghai Guo Yi Certified Public Accountants Co., Ltd), respectively.

(xxviii) The statutory financial statements of this company for the years ended 31 December 2003, 2004 and 2005 were audited by 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.). This company was accounted for as a jointly controlled entity during the Relevant Periods and became an associate of the Group in July 2006.

## 40. PARTICULARS OF THE TRANSFERRED-OUT COMPANIES

Particulars of the Transferred-out Companies are set out below:

| Company name | Country and date of incorporation | Issued/ registered and paid-in capital *RMB'000* | Attributable equity interest Direct | Attributable equity interest Indirect | Principal activities and place of operation |
|---|---|---|---|---|---|
| **Subsidiaries** | | | | | |
| 上海市食品(集團)有限公司 (Shanghai Food (Group) Company Limited) | Mainland China, 27 September 1997 | 341,871 | 100.0% | — | Food manufacture and trading, Mainland China |
| 上海上食肉類有限公司 (Shanghai Shangshi Roulei Company Limited) | Mainland China, 12 April 1990 | 40,000 | — | 100% | Food manufacture and trading, Mainland China |
| 上海尚海食品有限公司 (Shanghai Shanghai Food Company Limited) | Mainland China, 19 August 1999 | 30,000 | — | 95.0% | Food trading, Mainland China |
| 上海吳涇冷藏公司 (Shanghai Wujin Refrigeration Company) | Mainland China, 26 November 1989 | 26,717 | — | 100.0% | Food refrigeration, Mainland China |
| 上海市滬南蛋品公司 (Shanghai Hunan Egg Company) | Mainland China, 26 June 1991 | 17,720 | — | 100.0% | Food trading, Mainland China |
| 上海吳淞肉類聯合加工廠 (Shanghai Wusong Roulei United Processing Factory Company) | Mainland China, 5 December 2003 | 16,650 | — | 100.0% | Food manufacture and trading, Mainland China |
| 上海茂昌食品有限公司 (Shanghai Maochang Food Company Limited) | Mainland China, 8 July 1998 | 8,000 | — | 100.0% | Food manufacture and trading, Mainland China |
| 上海新尚實國際貿易有限公司 (Shanghai Xinshangshi International Trading Company Limited) | Mainland China, 12 August 2003 | 8,800 | — | 49.0% | Food trading, Mainland China |
| 上海市食品(集團)有限公司申滁肉類聯合加工廠 (Shentu Roulei Processing Factory Company) | Mainland China, 6 January 2004 | 8,000 | — | 100.0% | Food manufacture and trading, Mainland China |

| Company name | Country and date of incorporation | Issued/ registered and paid-in capital *RMB'000* | Attributable equity interest Direct | Indirect | Principal activities and place of operation |
|---|---|---|---|---|---|
| 上海牛羊肉公司 (Shanghai Niuyangrou Company) | Mainland China, 1 February 1982 | 4,523 | — | 100.0% | Food manufacture and trading, Mainland China |
| 上食食品零售有限公司 (Shanghai Shangshi Food Retail Company Limited) | Mainland China, 25 April 2003 | 3,000 | 94.3% | 5.7% | Food retail, Mainland China |
| 上海龍華肉類聯合加工廠 (Shanghai Longhua Meat United Company) | Mainland China, 25 July 1994 | 21,960 | — | 100.0% | Processing meat, Mainland China |
| 上海穩得福食品有限公司 (Shanghai Wendefu Food Company Limited) | Mainland China, 17 June 1989 | 15,000 | — | 90.0% | Breed aquatics, Mainland China |
| 上海源泰食品有限公司 (Shanghai Yuantai Food Company Limited) | Mainland China, 12 June 1996 | 20,000 | — | 100.0% | Distribution of nonstaple foodstuff, Mainland China |
| 上海食品集團酒店管理有限公司 (Shanghai Food Group Hotel Management Company Limited) | Mainland China, 20 January 1997 | 14,000 | — | 80.0% | Hotel management, Mainland China |
| 上海敬業房地產有限公司 (Shanghai Jin Ye Real Estate Company Limited) | Mainland China, 07 December 1994 | 15,000 | — | 100.0% | Real estate development, Mainland China |
| 上海新亞廚房食品有限公司 (Shanghai New Asia Kitchen Food Company Limited) | Mainland China, 24 December 2001 | 10,000 | 45.3% | 54.7% | Distribution of nonstaple foodstuff, Mainland China |
| 上海市食品研究所 (Shanghai Food Research Institute) | Mainland China, 15 January 2002 | 3,508 | — | 100.0% | Food quality inspection, Mainland China |

41. **GUARANTEE**

| | At 31 December 2003 *RMB'000* | 2004 *RMB'000* | 2005 *RMB'000* | At 30 June 2006 *RMB'000* |
|---|---|---|---|---|
| Guarantee provided to an associate for bank borrowings | 10,000 | — | — | — |

The amount represents guarantee provided to an associate for it to obtain bank borrowings. The directors of the Company understood the repayment was on schedule and risk of default in payment was remote. The Group terminated the guarantee in March 2004.

### 42. SUBSEQUENT EVENTS

In November 2006, the Group disposed its 45% equity interest in Shanghai Jiu Long Hotel Company Limited ("Jiu Long Hotel") to a third party company, for a consideration of approximately RMB114,748,000. Jiu Long Hotel was a wholly owned subsidiary of the Group before such disposal, with net assets amounting to approximately RMB69,106,000 as at 30 June 2006.

## III SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to 30 June 2006. In addition, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 30 June 2006.

Yours faithfully,
**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong

## A. UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS

The following is an illustrative and pro forma statement of adjusted net tangible assets of Shanghai Jin Jiang International Hotels (Group) Company Limited which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had taken place on 30 June 2006. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of Shanghai Jin Jiang International Hotels (Group) Company Limited had the Global Offering been completed as at 30 June 2006 or at any future date.

| | Adjusted net tangible assets attributable to the equity holders of the Company as at 30 June 2006 *(Notes 1 & 2)* | Estimated net proceeds from the Global Offering *(Note 3)* | Unaudited pro forma adjusted net tangible assets | Unaudited pro forma adjusted net tangible assets per Share *(Note 4)* | |
|---|---|---|---|---|---|
| | *RMB' million* | *RMB' million* | *RMB' million* | *RMB* | *HK$* |
| Based on an Offer Price of HK$1.81 per Share | 3,270.7 | 1,891.9 | 5,162.6 | 1.17 | 1.16 |
| Based on an Offer Price of HK$2.20 per Share | 3,270.7 | 2,314.6 | 5,585.3 | 1.27 | 1.26 |

*Notes:*

1. The adjusted net tangible assets attributable to the equity holders of the Company as at 30 June 2006 is extracted from the accountants' report set out in Appendix I to the prospectus, which is based on the audited consolidated capital and reserves attributable to the Company's equity holders as at 30 June 2006 of RMB3,289.9 million with an adjustment for the intangible assets as at 30 June 2006 of RMB19.2 million.

2. Details of valuation of the Group's properties as at 30 September 2006 are set out in Appendix V to this prospectus. The Group will not incorporate the revaluation surplus in its accounts. It is the Group's accounting policy to state its property, plant and equipment and land use rights at cost less accumulated depreciation/amortisation and any impairment loss rather than at revalued amounts. With reference to the valuation of the Group's properties as set out in Appendix V to this prospectus, there was a revaluation surplus of the Group's property interests of approximately RMB10,594 million. Had the properties been stated at such valuation, an additional depreciation and amortisation charge of approximately RMB347 million per annum would have been incurred.

3. The estimated net proceeds from the Share Offer are based on the Offer Price of HK$1.81 to HK$2.20 per Share respectively, after deduction of the underwriting fees and other expenses payable by the Group and takes no account of any Shares which may be issued pursuant to the Over-allotment Option.

4. The calculation of the unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustment referred to in the preceding paragraph and a total of 4,400,000,000 Shares (including the Shares in issue as at the date of this prospectus and the Shares to be issued pursuant to the Global Offering but taking no account of any Shares which may be issued pursuant to the Over-allotment Option).

5. No adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to 30 June 2006.

6. The pro forma financial information is not prepared in accordance with Hong Kong Financial Reporting Standards.

## B. UNAUDITED PRO FORMA FORECAST EARNINGS PER SHARE

The following is an illustrative and pro forma forecast earnings per share of Shanghai Jin Jiang International Hotels (Group) Company Limited which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had taken place on 1 January 2006. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of financial results of Shanghai Jin Jiang International Hotels (Group) Company Limited had the Global Offering been completed as at 1 January 2006 or at any future date.

| | |
|---|---|
| Forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 *(Note 1)* | not less than RMB331.1 million (approximately HK$327.6 million) |
| Pro forma forecast earnings per Share *(Note 2)* | RMB0.0753 (approximately HK$0.0745) |

*Notes:*

1. The forecast consolidated profit attributable to equity holders for the year ending 31 December 2006 is extracted from the section headed "Financial Information — Profit Forecast" in this Prospectus. The bases and assumptions on which the above profit forecast for the year ending 31 December 2006 has been prepared are summarised in Appendix III to this prospectus. The Directors have prepared the forecast of the consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 based on the audited consolidated results of the Group for the six months ended 30 June 2006, unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006. The forecast has been prepared on the basis of accounting policies being consistent in all material respects with those presently adopted by the Group as set out in note 3 of Section II of Accountants' Report, contained in Appendix I to this prospectus.

2. The unaudited pro forma forecast earnings per Share are calculated by dividing the forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 by a total of 4,400,000,000 Shares in issue, assuming that the Global Offering has been completed on 1 January 2006 (without taking into account the Over-allotment Option).

3. The pro forma financial information is not prepared in accordance with Hong Kong Financial Reporting Standards.

## C. REPORT FROM THE REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO THE UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS AND UNAUDITED PRO FORMA FORECAST EARNINGS PER SHARE

*The following is the text of a report received from the reporting accountants,* PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma financial information for the purpose of incorporation in this prospectus.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22/F, Prince's Building
Central, Hong Kong

30 November 2006

**REPORT FROM REPORTING ACCOUNTANTS ON UNAUDITED PRO FORMA FINANCIAL INFORMATION**

**TO THE DIRECTORS OF SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED**

We report on the unaudited pro forma financial information of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages II-1 to II-2 under the headings of Unaudited Pro Forma Statement of Adjusted Net Tangible Assets and Unaudited Pro Forma Forecast Earnings Per Share (the "Unaudited Pro Forma Financial Information") in Appendix II of the Company's prospectus dated 30 November 2006 in connection with the global offering of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited (the "Prospectus"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the global offering might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-2 of the Prospectus.

**Respective Responsibilities of Directors of the Company and Reporting Accountants**

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of Opinion**

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated net tangible assets attributable to the equity holders of the Company as at 30 June 2006 with the accountants' report as set out in Appendix I of the Prospectus, comparing the unaudited forecast consolidated profit attributable to equity holders of the Company for the year ending 31 December 2006 with the profit forecast as set out in the section headed "Financial Information" in the Prospectus, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

— the financial position of the Group as at 30 June 2006 or any future date, or

— the earnings per share of the Group for the year ending 31 December 2006 or any future periods.

**Opinion**

In our opinion:

a. the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong, 30 November 2006

The forecast of the consolidated profit attributable to the equity holders of the Company for the year ending 31 December 2006 is set out in the paragraph headed "Profit Forecast" under the section headed "Financial Information" in this prospectus.

## 1. Bases and assumptions

The forecast of the consolidated profit attributable to the equity holders of the Company for the year ending 31 December 2006 prepared by the Directors is based on the audited consolidated results of the Group for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006. The forecast has been prepared on the basis of the accounting policies consistent in all material aspects with those currently adopted by the Group as summarised in the accountants' report, the text of which is set out in Appendix I to this prospectus and is based on the following principal assumptions:

- There will be no material changes in the existing political, legal, fiscal, market or economic conditions in the PRC, in which the Group currently operates or which are otherwise material to our business;
- there will be no changes in legislation, regulations or rules in the PRC in which the Group operates or with which the Group has arrangements or agreements, which may materially adversely affect the Group's business or operations;
- there will be no material changes in inflation rates, interest rates or foreign exchange rates from those currently prevailing in the context of the Group's operations;
- there will be no material changes in the bases or applicable rates of taxation, surcharges or other government levies in the PRC in which the Group operates;
- there will be no wars, military incidents, pandemic diseases or natural disasters that would have a material impact on the Group's business and operating activities;
- the Group's operations will not be adversely affected by occurrences such as labor shortages and disputes, or any other factors outside the control of its management. In addition, the Group will be able to recruit enough employees to meet its operating requirements during the forecast period; and
- the PRC Government will continue to adopt a moderate macroeconomic and monetary policies similar to those of 2005, in order to maintain a consistent rate of economic growth.

## 2. Letters

Set out below are texts of the letters, prepared for inclusion in this prospectus, received by the Directors from the Company's reporting accountants, PricewaterhouseCoopers, and from the Sponsor, BNP Paribas Peregrine Capital Limited, in connection with the forecast of the consolidated profit attributable to the equity holders of the Company for the year ending 31 December 2006, respectively.

(i) *Letter from PricewaterhouseCoopers*

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22/F, Prince's Building
Central, Hong Kong

30 November 2006

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited

BNP Paribas Peregrine Capital Limited

Dear Sirs,

We have reviewed the calculations of and accounting policies adopted in arriving at the forecast of the consolidated profit attributable to equity holders of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") for the year ending 31 December 2006 (the "Profit Forecast") as set out in the subsection headed "Profit Forecast" in the section headed "Financial information" in the prospectus of the Company dated 30 November 2006 (the "Prospectus").

We conducted our work in accordance with the Auditing Guideline 3.341 on "Accountants' report on profit forecasts" issued by the Hong Kong Institute of Certified Public Accountants.

The Profit Forecast, for which the directors of the Company are solely responsible, has been prepared by them based on the audited consolidated results of the Company and its subsidiaries (hereinafter collectively referred to as "the Group") for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006 on the basis that the current Group structure had been in existence throughout the whole financial year ending 31 December 2006.

In our opinion, the Profit Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the directors of the Company as set out in Appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in note 3 of Section II of our accountants' report dated 30 November 2006, the text of which is set out in Appendix I of the Prospectus.

Yours faithfully,
**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong

(ii) *Letter from the Sponsor*

# BNP PARIBAS PEREGRINE

30 November 2006

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Room 316–318
No. 24 Yang Xin Dong Road
Shanghai
PRC

Dear Sirs,

We refer to the forecast of the consolidated profit attributable to equity holders of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") for the year ending 31 December 2006 (the "Profit Forecast") as set out in the paragraph headed "Profit Forecast" under the section headed "Financial Information" in the prospectus of the Company dated 30 November 2006.

The Profit Forecast, for which the directors of the Company (the "Directors") are solely responsible, has been prepared by them based on the audited consolidated results of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the six months ended 30 June 2006, the unaudited consolidated results based on management accounts of the Group for the three months ended 30 September 2006 and a forecast of the consolidated results of the Group for the remaining three months ending 31 December 2006 on the basis that the current Group structure had been in existence throughout the whole financial year ending 31 December 2006.

We have discussed with you the bases and assumptions upon which the Profit Forecast has been made. We have also considered the letter dated 30 November 2006 addressed to you and us from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the Profit Forecast has been made.

On the basis of the foregoing and on the bases and assumptions made by you and the accounting policies and calculations adopted by you and reviewed by PricewaterhouseCoopers, we have formed the opinion that the Profit Forecast, for which you as the Directors are solely responsible, has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
**BNP Paribas Peregrine Capital Limited**
**Isadora Li**
*Head of Investment Banking — North Asia*

BNP PARIBAS

BNP Paribas Peregrine Capital Limited
63/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong

## A. UNAUDITED INTERIM FINANCIAL INFORMATION OF SHANGHAI JIN JIANG INTERNATIONAL HOTELS DEVELOPMENT COMPANY LIMITED ("JIN JIANG HOTELS DEVELOPMENT")

*Jin Jiang Hotels Development, a 50.05% owned subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), is listed on the Shanghai Stock Exchange of the People's Republic of China (the "PRC"). In accordance with Rule 13.09(2) of the Listing Rules, information released by Jin Jiang Hotels Development to Shanghai Stock Exchange should be simultaneously released to The Stock Exchange of Hong Kong Limited. The following is the text of the unaudited interim financial statements of Jin Jiang Hotels Development, which comprises unaudited balance sheet as at 30 September 2006 and audited balance sheet as at 31 December 2005; unaudited income statements for the three and nine months ended 30 September 2006 and 2005; unaudited cash flow statements for the nine months ended 30 September 2006 and 2005 and notes to these interim financial statements (the "Interim Financial Information") of Jin Jiang Hotels Development and its subsidiaries (collectively "Jin Jiang Hotels Development Group").*

## Balance sheets

*As at 30 September 2006 and 31 December 2005*

| | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|
| | 30 September 2006 | 31 December 2005 | 30 September 2006 | 31 December 2005 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| | *(Unaudited)* | *(Audited)* | *(Unaudited)* | *(Audited)* |
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash at bank and in hand | 656,714 | 719,848 | 284,371 | 281,006 |
| Short-term investments | — | 3,436 | — | 200 |
| Notes receivable | 324 | 224 | — | — |
| Dividends receivable | 1,442 | 31,746 | 24,158 | 34,014 |
| Interest receivable | 740 | 1,462 | 740 | 1,462 |
| Accounts receivable | 54,732 | 27,073 | 3,466 | 5,631 |
| Other receivables | 35,103 | 31,619 | 26,201 | 18,889 |
| Advances to suppliers | 3,662 | 2,785 | 573 | 573 |
| Inventories | 17,357 | 18,547 | 6,923 | 6,509 |
| Prepaid expenses | 2,393 | 3,282 | 256 | 174 |
| **Total current assets** | 772,467 | 840,022 | 346,688 | 348,458 |
| **Long-term investments** | | | | |
| Long-term equity investments | 661,666 | 607,602 | 1,313,800 | 1,296,190 |
| Including: consolidation difference | 13,763 | 17,592 | — | — |
| **Total long-term investments** | 661,666 | 607,602 | 1,313,800 | 1,296,190 |
| **Fixed assets** | | | | |
| Fixed assets — cost | 1,005,815 | 1,068,815 | 328,448 | 337,408 |
| Accumulated depreciation | (513,298) | (549,296) | (108,528) | (109,344) |
| Fixed assets — net | 492,517 | 519,519 | 219,920 | 228,064 |
| Provision for impairment of fixed assets | (5,565) | (6,866) | — | — |
| Fixed assets — net book amount | 486,952 | 512,653 | 219,920 | 228,064 |
| Leasehold improvements | 33,489 | 38,989 | 7,726 | 8,918 |
| Construction in progress | 239,543 | 175,169 | 29,339 | 19,667 |
| **Total fixed assets** | 759,984 | 726,811 | 256,985 | 256,649 |
| **Intangible assets and other assets** | | | | |
| Intangible assets | 282,421 | 296,307 | 181,472 | 185,604 |
| Long-term prepaid expenses | 10,687 | 7,484 | 74 | 241 |
| Other long-term assets | — | — | 6,397 | 6,016 |
| **Total intangible assets and other assets** | 293,108 | 303,791 | 187,943 | 191,861 |
| **TOTAL ASSETS** | 2,487,225 | 2,478,226 | 2,105,416 | 2,093,158 |

The accompanying notes form an integral part of these financial statements.

| | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|
| | 30 September 2006 | 31 December 2005 | 30 September 2006 | 31 December 2005 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| | *(Unaudited)* | *(Audited)* | *(Unaudited)* | *(Audited)* |
| **LIABILITIES AND OWNERS' EQUITY** | | | | |
| **Current liabilities** | | | | |
| Short-term borrowings | 63,000 | 78,000 | — | — |
| Accounts payable | 65,479 | 61,029 | 7,996 | 8,304 |
| Advances from customers | 22,154 | 14,657 | 4,148 | 4,315 |
| Accrued payroll | 8,726 | 14,516 | 1,941 | 550 |
| Welfare benefits payable | 19,459 | 21,313 | 893 | 1,517 |
| Dividends payable | 5,545 | 1,867 | 627 | 1,849 |
| Taxes payable | 31,790 | 31,419 | 3,599 | 5,469 |
| Other levies payable | 331 | 108 | 30 | 26 |
| Other payables | 87,411 | 116,735 | 91,000 | 97,079 |
| Accrued expenses | 7,633 | 3,480 | 653 | 1,069 |
| Current portion of long-term liabilities | 11,246 | 2,425 | — | — |
| **Total current liabilities** | 322,774 | 345,549 | 110,887 | 120,178 |
| **Long-term liabilities** | | | | |
| Long-term borrowings | 101,035 | 87,668 | — | — |
| *Specific payables* | 225 | 225 | — | — |
| **Total long-term liabilities** | 101,260 | 87,893 | — | — |
| **Total liabilities** | 424,034 | 433,442 | 110,887 | 120,178 |
| **Minority interests** | 68,662 | 71,804 | — | — |
| **Shareholders' equity** | | | | |
| Share capital | 603,241 | 603,241 | 603,241 | 603,241 |
| Capital surplus | 771,573 | 771,539 | 771,573 | 771,539 |
| Reserves | 416,074 | 413,281 | 378,569 | 378,569 |
| Including: statutory common welfare fund | — | 94,838 | — | 82,016 |
| Proposed dividends | — | 150,810 | — | 150,810 |
| Undistributed profits | 203,641 | 34,109 | 241,146 | 68,821 |
| **Total shareholders' equity** | 1,994,529 | 1,972,980 | 1,994,529 | 1,972,980 |
| **TOTAL LIABILITIES AND OWNERS' EQUITY** | 2,487,225 | 2,478,226 | 2,105,416 | 2,093,158 |

The accompanying notes form an integral part of these financial statements.

## Unaudited income statements

*For the three months ended 30 September 2006 and 2005*

| | Note | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|---|
| | | Three months ended 30 September 2006 | Three months ended 30 September 2005 | Three months ended 30 September 2006 | Three months ended 30 September 2005 |
| | | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Revenues from main operations** | 3 | 226,342 | 233,443 | 42,574 | 41,453 |
| Cost of main operations | 3 | (65,768) | (67,899) | (5,960) | (6,499) |
| Tax and levies on main operations | 3 | (8,734) | (10,012) | (1,908) | (2,100) |
| **Profit from main operations** | 3 | 151,840 | 155,532 | 34,706 | 32,854 |
| Profit/(loss) from other operations | | 2,778 | 1,138 | (8) | (49) |
| Selling and distribution expenses | | (70,324) | (71,688) | (18,216) | (20,060) |
| General and administrative expenses | | (47,159) | (50,916) | (12,002) | (14,699) |
| Finance (expenses)/income — net | | (209) | (1,753) | 521 | (198) |
| **Operating profit/(loss)** | | 36,926 | 32,313 | 5,001 | (2,152) |
| Investment income | 5 | 34,349 | 20,014 | 58,368 | 59,776 |
| Non-operating income | | 985 | 20,873 | 940 | 35 |
| Non-operating expenses | | (588) | (427) | (502) | (43) |
| **Total profit** | | 71,672 | 72,773 | 63,807 | 57,616 |
| Income taxes | | (5,905) | (11,540) | — | — |
| Minority Interests | | (1,960) | (3,617) | — | — |
| **Net profit** | | 63,807 | 57,616 | 63,807 | 57,616 |

The accompanying notes form an integral part of these financial statements.

## Unaudited income statements

*For the nine months ended 30 September 2006 and 2005*

| | Note | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|---|
| | | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 |
| | | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Revenues from main operations** | 3 | 692,549 | 657,966 | 125,281 | 112,074 |
| Cost of main operations | 3 | (197,461) | (185,569) | (20,919) | (20,144) |
| Tax and levies on main operations | 3 | (28,822) | (28,918) | (5,710) | (5,748) |
| **Profit from main operations** | 3 | 466,266 | 443,479 | 98,652 | 86,182 |
| Profit from other operations | | 6,107 | 3,470 | 967 | 426 |
| Selling and distribution expenses | | (215,491) | (204,543) | (51,882) | (55,234) |
| General and administrative expenses | | (145,117) | (142,112) | (38,886) | (36,886) |
| Finance (expenses)/income — net | | (1,066) | (597) | 1,525 | 2,036 |
| **Operating profit/(loss)** | | 110,699 | 99,697 | 10,376 | (3,476) |
| Investment income | 5 | 88,298 | 71,195 | 161,404 | 151,535 |
| Subsidy income | | 775 | 740 | — | — |
| Non-operating income | | 13,130 | 22,268 | 1,306 | 83 |
| Non-operating expenses | | (3,822) | (873) | (761) | (93) |
| **Total profit** | | 209,080 | 193,027 | 172,325 | 148,049 |
| Income taxes | | (27,988) | (33,285) | — | — |
| Minority interests | | (8,767) | (10,707) | — | — |
| **Net profit** | | 172,325 | 149,035 | 172,325 | 148,049 |

The accompanying notes form an integral part of these financial statements.

## Unaudited cash flow statements

*For the nine months ended 30 September 2006 and 2005*

| | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|
| | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cash flows from operating activities** | | | | |
| Cash received from sales of goods or rendering of services | 695,461 | 673,278 | 127,262 | 120,789 |
| Refund of taxes and levies | — | 906 | — | — |
| Cash received relating to other operating activities | 17,650 | 42,408 | 14,909 | 43,218 |
| **Sub-total of cash inflows** | **713,111** | **716,592** | **142,171** | **164,007** |
| Cash paid for goods and services | (304,068) | (293,747) | (47,469) | (53,151) |
| Cash paid to and on behalf of employees | (167,368) | (137,606) | (49,214) | (38,143) |
| Payments of taxes and levies | (65,010) | (64,524) | (8,862) | (11,908) |
| Cash paid relating to other operating activities | (51,105) | (64,740) | (9,890) | (13,344) |
| **Sub-total of cash outflows** | **(587,551)** | **(560,617)** | **(115,435)** | **(116,546)** |
| **Net cash flows from operating activities** | **125,560** | **155,975** | **26,736** | **47,461** |
| **Cash flows from investing activities** | | | | |
| Cash received from disposal of investments | 3,931 | 15,844 | 200 | 13,600 |
| Cash received from returns on investments | 103,782 | 94,545 | 162,993 | 160,142 |
| Net cash received from disposal of fixed assets, intangible assets and other long-term assets | 5,497 | 24,045 | 210 | 3,231 |
| Cash received relating to other investing activities | — | — | 1,290 | 20,757 |
| **Sub-total of cash inflows** | **113,210** | **134,434** | **164,693** | **197,730** |
| Cash paid to acquire fixed assets, intangible assets and other long-term assets | (119,375) | (185,555) | (18,683) | (45,677) |
| Cash paid to acquire investments, other than subsidiaries | (3,506) | (91,145) | (3,506) | (177,171) |
| Cash paid to acquire subsidiaries | (9,561) | — | (6,801) | — |
| Cash paid relating to other investing activities | (8,256) | — | (7,042) | — |
| **Sub-total of cash outflows** | **(140,698)** | **(276,700)** | **(36,032)** | **(222,848)** |
| **Net cash flows (used in)/from investing activities** | **(27,488)** | **(142,266)** | **128,661** | **(25,118)** |

| | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|
| | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Cash flows from financing activities** | | | | |
| Cash received from capital contributions | 2,941 | — | — | — |
| Including: subsidiaries' cash received from capital contributions by minority interests | 2,941 | — | — | — |
| Cash received from borrowings | 50,000 | 112,000 | — | — |
| **Sub-total of cash inflows** | **52,941** | **112,000** | **—** | **—** |
| Cash repayments for borrowings | (49,111) | (43,113) | — | — |
| Cash payments for interest expenses and distribution of dividends or profits | (165,036) | (113,325) | (152,032) | (96,668) |
| Including: dividends paid to minority interests | (5,860) | (12,580) | — | — |
| **Sub-total of cash outflows** | **(214,147)** | **(156,438)** | **(152,032)** | **(96,668)** |
| **Net cash flows used in financing activities** | **(161,206)** | **(44,438)** | **(152,032)** | **(96,668)** |
| **Net (decrease)/increase in cash** | **(63,134)** | **(30,729)** | **3,365** | **(74,325)** |

The accompanying notes form an integral part of these financial statements.

*Supplementary Information*

| | Jin Jiang Hotels Development Group | | Jin Jiang Hotels Development | |
|---|---|---|---|---|
| | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 | Nine months ended 30 September 2006 | Nine months ended 30 September 2005 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **1. Reconciliation of net profit to cash flows from operating activities** | | | | |
| Net profit | 172,325 | 149,035 | 172,325 | 148,049 |
| Adjust for: minority interest | 8,767 | 10,707 | — | — |
| (reversal of)/provision for asset impairment | (741) | 273 | (751) | (360) |
| depreciation of fixed assets | 56,072 | 54,127 | 16,221 | 16,948 |
| amortization of intangible assets | 7,460 | 5,775 | 4,133 | 4,130 |
| amortization of long-term prepaid expenses | 526 | 3,179 | 23 | 2,191 |
| (increase)/decrease in prepaid expenses | (356) | 2,387 | (82) | (9) |
| increase/(decrease) in accrued expenses | 6,832 | 7,944 | (416) | 605 |
| (gains)/losses on disposal of fixed assets, intangible assets and other long-term assets | (8,132) | (20,224) | 630 | 3 |
| finance expenses | 3,251 | 3,404 | — | — |
| investment income | (87,547) | (71,195) | (160,653) | (151,535) |
| (increase)/decrease in inventories | (401) | 70 | (404) | (407) |
| (increase)/decrease in operating receivables | (31,778) | (10,343) | 1,317 | 10,910 |
| (decrease)/increase in operating payables | (718) | 20,836 | (5,607) | 16,936 |
| **Net cash flows from operating activities** | **125,560** | **155,975** | **26,736** | **47,461** |
| **2. Investing and financing activities that do not involve cash receipts and payments** | — | — | — | — |
| **3. Net (decrease)/increase in cash** | | | | |
| Cash at end of year | 656,714 | 680,997 | 284,371 | 296,360 |
| Less: cash at beginning of year | (719,848) | (711,726) | (281,006) | (370,685) |
| **Net (decrease)/increase in cash** | **(63,134)** | **(30,729)** | **3,365** | **(74,325)** |

## NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

### 1. Company background and principal activities

Jin Jiang Hotels Development, formerly known as Shanghai New Asia (Group) Company Limited, is a joint stock limited company established in Shanghai, the PRC on 9 June 1993 with its A shares and B shares listed on the Shanghai Stock Exchange of the PRC.

Pursuant to the implementation of a share reform, the Company gave away for free 4.85% equity interest in Jin Jiang Hotels Development to other A share public shareholders in January 2006 and subsequently acquired from the market 2.44% equity interest at a total consideration of approximately RMB100,048,000 from then to March 2006. Since then, the Company directly held 50.05% equity interest in Jin Jiang Hotels Development.

Jin Jiang Hotels Development Group is principally engaged in hotel operation and management and restaurants operation in the PRC.

### 2. Basis of preparation and principal accounting policies

(a) *Basis of preparation*

Jin Jiang Hotels Development has prepared its financial statements in accordance with the relevant accounting principles and financial regulations applicable to enterprises incorporated in the PRC ("PRC GAAP").

(b) *Interim financial statements*

The financial year is from 1 January to 31 December of each calendar year. The directors of Jin Jiang Hotels Development have prepared its interim financial statements for the three and nine months ended 30 September 2006 in accordance with the Accounting Standard for Business Enterprises "Interim Financial Reporting" issued by the Ministry of Finance and the relevant provisions thereof in the PRC.

(c) *Principal accounting policies*

The principal accounting policies of Jin Jiang Hotels Development are consistent with those disclosed in its 2005 annual financial statements prepared in accordance with the PRC GAAP, which was published on the internet web site of the Shanghai Stock Exchange of the PRC on 25 February 2006.

### 3. Revenue and profit from main operations — Jin Jiang Hotels Development Group

*For the three months ended 30 September 2006*

| | Hotel operation *RMB'000* | Restaurants *RMB'000* | Hotel management *RMB'000* | Trading *RMB'000* | Others *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|
| Revenue from main operations | 147,469 | 2,344 | 20,537 | 28,400 | 27,592 | 226,342 |
| Cost of main operations | (19,266) | (575) | (721) | (26,940) | (18,266) | (65,768) |
| Tax and levies on main operations | (7,168) | (121) | (1,130) | (12) | (303) | (8,734) |
| Profit from main operations | 121,035 | 1,648 | 18,686 | 1,448 | 9,023 | 151,840 |

*For the three months ended 30 September 2005*

| | Hotel operation *RMB'000* | Restaurants *RMB'000* | Hotel management *RMB'000* | Trading *RMB'000* | Others *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|
| Revenue from main operations | 144,826 | 25,097 | 18,728 | 19,461 | 25,331 | 233,443 |
| Cost of main operations | (19,180) | (11,926) | (1,343) | (18,204) | (17,246) | (67,899) |
| Tax and levies on main operations | (7,381) | (1,255) | (1,019) | (9) | (348) | (10,012) |
| Profit from main operations | 118,265 | 11,916 | 16,366 | 1,248 | 7,737 | 155,532 |

*For the nine months ended 30 September 2006*

| | Hotel operation *RMB'000* | Restaurants *RMB'000* | Hotel management *RMB'000* | Trading *RMB'000* | Others *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|
| Revenue from main operations | 449,901 | 47,273 | 67,724 | 99,195 | 28,456 | 692,549 |
| Cost of main operations | (59,317) | (23,113) | (2,149) | (94,219) | (18,663) | (197,461) |
| Tax and levies on main operations | (22,301) | (2,369) | (3,725) | (107) | (320) | (28,822) |
| Profit from main operations | 368,283 | 21,791 | 61,850 | 4,869 | 9,473 | 466,266 |

*For the nine months ended 30 September 2005*

| | Hotel operation *RMB'000* | Restaurants *RMB'000* | Hotel management *RMB'000* | Trading *RMB'000* | Others *RMB'000* | Total *RMB'000* |
|---|---|---|---|---|---|---|
| Revenue from main operations | 419,269 | 68,071 | 64,883 | 79,687 | 26,056 | 657,966 |
| Cost of main operations | (55,674) | (33,576) | (3,340) | (75,241) | (17,738) | (185,569) |
| Tax and levies on main operations | (21,479) | (3,405) | (3,607) | (66) | (361) | (28,918) |
| Profit from main operations | 342,116 | 31,090 | 57,936 | 4,380 | 7,957 | 443,479 |

**4. Dividends**

| | Jin Jiang Hotels Development Group Three months ended 30 September | | Jin Jiang Hotels Development Group Nine months ended 30 September | |
|---|---|---|---|---|
| | 2006 *RMB'000* | 2005 *RMB'000* | 2006 *RMB'000* | 2005 *RMB'000* |
| Final and paid | — | — | 150,810 | 96,518 |

Pursuant to the 2005 annual general meeting of the shareholders held on 28 March 2006 (2004: 1 June 2005), it was approved to distribute a 2005 final dividend of RMB2.50 (2004 final dividend: RMB1.60) for every 10 shares held by the shareholders, totalling approximately RMB150,810,000 (2004: RMB96,518,000), based on a total of 603,240,740 shares issued as at 31 December 2005 (2004: 603,240,740 shares).

## 5. Investment income

| | Jin Jiang Hotels Development Group Three months ended 30 September | | Jin Jiang Hotels Development Group Nine months ended 30 September | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Share of results of associates | 34,648 | 21,316 | 72,325 | 51,831 |
| Dividends income | 856 | 12 | 20,363 | 21,359 |
| Others | (1,155) | (1,314) | (4,390) | (1,995) |
| | 34,349 | 20,014 | 88,298 | 71,195 |

## 6. Related party transactions

The following is a summary of significant related party transactions during the three months and nine months ended 30 September 2006 and 2005 carried out in the normal course of business of Jin Jiang Hotels Development Group.

(1) For the purpose of this report, the following companies are related parties which had significant transactions with Jin Jiang Hotels Development Group during the periods.

| Name | Relationship with Jin Jiang Hotels Development |
|---|---|
| Jin Jiang International Holdings Company Limited ("Jin Jiang International") | Ultimate holding company |
| The Company and its hotel subsidiaries | Holding company and fellow subsidiaries |
| Jin Jiang International Finance Company Limited ("Jin Jiang International Finance") | Fellow subsidiary |
| Shanghai Eastern Jin Jiang Hotel Company Limited ("Eastern Jin Jiang") | Jointly controlled entity of Jin Jiang International |
| Shanghai Hua Ting Hotel and Towers Company Limited ("Hua Ting") | Jointly controlled entity of the Company |
| Shanghai New Garden Hotel ("New Garden") | Jointly controlled entity of the Company |
| The Yangtze Hotel Limited ("Yangtze") | Associate |

(2) During the periods, Jin Jiang Hotels Development Group had the following significant transactions with the related parties:

| | | Note | Jin Jiang Hotels Development Group Three months ended 30 September 2006 RMB'000 | 2005 RMB'000 | Jin Jiang Hotels Development Group Nine months ended 30 September 2006 RMB'000 | 2005 RMB'000 |
|---|---|---|---|---|---|---|
| (i) | Provision of hotel management service to the Company and its hotel subsidiaries | | 15,778 | 11,963 | 43,835 | 40,150 |
| (ii) | Sales of hotel supplies to the Company and its hotel subsidiaries, Eastern Jin Jiang, Hua Ting, New Garden and Yangtze | | 19,483 | 15,079 | 76,078 | 51,250 |
| (iii) | Short-term borrowings from Jin Jiang International Finance | *(a)* | 25,000 | 55,000 | 25,000 | 55,000 |
| (iv) | Long-term borrowings from Jin Jiang International Finance | *(b)* | — | 1,500 | — | 4,000 |
| (v) | Short-term deposits in Jin Jiang International Finance (cumulative amount) | *(c)* | 227,549 | 272,085 | 703,032 | 837,445 |
| (vi) | Acquisition of a subsidiary from Jin Jiang International | *(d)* | — | — | 6,801 | — |

(a) Short-term borrowings are unsecured with an interest rate of 5.265% per annum (2005: 5.022% per annum).

(b) Long-term borrowings are unsecured with an interest rate of 5.184% per annum (2005: 5.184% per annum).

(c) Interest rates are ranging from 0.720% to 2.520% per annum (2005: 0.720% to 2.250% per annum).

(d) Pursuant to an agreement with Jin Jiang International, Jin Jiang Hotels Development acquired 100% equity interest in Shanghai Jin Jiang International Management College at a total cash consideration of RMB6,801,000 in May 2006.

**7. Reconciliation of the net profit of Jin Jiang Hotels Development Group for the three months ended 30 September 2006 and its shareholders' equity as at 30 September 2006 to Hong Kong Financial Reporting Standards ("HKFRS")**

The Directors of the Company have prepared a summary of the major differences of net profit of Jin Jiang Hotels Development Group for the three months ended 30 September 2006 and its shareholders' equity as at 30 September 2006 under PRC GAAP as compared to HKFRS:

| | Net profit for the three months ended 30 September 2006 | Shareholders' equity as at 30 September 2006 |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| **As reported under PRC GAAP (unaudited)** | 63,807 | 1,994,529 |
| Deferred income tax (a) | (235) | 4,117 |
| Pre-operating expenses (b) | (421) | (1,821) |
| | (656) | 2,296 |
| ***Adjusted amount attributable to equity holders of Jin Jiang Hotels*** **Development under HKFRS (unaudited)** | 63,151 | 1,996,825 |

(a) Under HKFRS, deferred income tax is provided in full under the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted as at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled are used to determine deferred income tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Under PRC GAAP, the tax payable method is adopted and no deferred income tax is recognised.

(b) Under HKFRS, pre-operating expenses of a newly set-up subsidiary are expensed as incurred. Under PRC GAAP, such expenses are deferred as long-term prepaid expenses and will be charged to income statements in the first month of commercial operations.

## B. REPORT FROM THE REPORTING ACCOUNTANTS ON THE UNAUDITED INTERIM FINANCIAL INFORMATION OF JIN JIANG HOTELS DEVELOPMENT

*The following is the text of a report received from the reporting accountants, PricewaterhouseCoopers, for the purpose of incorporation in this Prospectus.*

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

**PricewaterhouseCoopers**
22/F, Prince's Building
Central, Hong Kong

30 November 2006

To the Board of Directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Shanghai Jin Jiang International Hotels Development Company Limited

**INTRODUCTION**

We have been instructed respectively by the Directors of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") to review the interim financial information of Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development") and its subsidiaries (collectively the "Jin Jiang Hotels Development Group") set out on pages IV-1 to IV-13 which comprises unaudited balance sheet as at 30 September 2006 and audited balance sheet as at 31 December 2005, unaudited income statements for the three and nine months ended 30 September 2006 and 2005, unaudited cash flow statements for the nine months ended 30 September 2006 and 2005 and notes to these financial statements (collectively the "Interim Financial Information").

**RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS OF JIN JIANG HOTELS DEVELOPMENT AND THE COMPANY AND REPORTING ACCOUNTANTS**

The Interim Financial Information is prepared based on the interim financial statements of Jin Jiang Hotels Development. These interim financial statements were prepared in compliance with the Accounting Standard for Business Enterprises "Interim Financial Reporting" issued by the Ministry of Finance in the Peoples' Republic of China and the relevant provisions thereof. These interim financial statements are the responsibility of, and have been approved by the Directors of Jin Jiang Hotels Development. The Interim Financial Information is the responsibility of the Company.

It is our responsibility to form an independent conclusion, based on our review, on the Interim Financial Information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## REVIEW WORK PERFORMED

We conducted our review with reference to Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management of Jin Jiang Hotels Development Group and the Company, and applying analytical procedures to the Interim Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Interim Financial Information.

## REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the Interim Financial Information for the three and nine months ended 30 September 2006 and 2005.

**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong

American Appraisal
International Valuation Consultancy

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108 Gloucester Road
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電話 Tel: (852) 2511 5200
傳真 Fax: (852) 2511 9626
www.american-appraisal.com.hk

30 November 2006

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Room 316–318
No. 24 Yang Xin Dong Road
Shanghai
The PRC

Dear Sirs,

In accordance with your instructions to value the property interests of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), its subsidiaries and joint venture company (hereinafter together referred to as the "Group") in the PRC, we confirm that we have carried out investigation on the properties, made relevant enquires and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of such property interests as at 30 September 2006 (the "date of valuation").

**Basis of Valuation**

Our valuation is our opinion of the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

**Valuation Methodology**

Properties in Group I are currently owned and operated by the Group as hotels. During our course of valuations, we have adopted the income capitalization approach, in which values are developed on the basis of capitalization of the net earnings that would be generated if a specific stream of income can be attributed to an asset or a group of property. The income analyzed is the total income generated by the hotel operation. The expenses reflect those required in operating the business. In the valuation of hotel premises, the hotel operation usually includes personal property and business value. All of these factors must be considered when estimating the real estate value of a hotel.

For the property interests in Group II, which is currently owned and occupied by the Group as warehouse and factory, our valuation has been based on the depreciated replacement cost of the buildings and structures (referred to as the "Buildings") which is defined as the gross replacement cost of the Buildings, from which appropriate deductions may then be made to allow for age, condition, economic/external and functional obsolescence and environmental factors etc. All of these might result in the existing Buildings being worth less to the undertaking in occupation than would a new replacement. For the land portion, we have made reference to the similar transaction in the locality and the published standard land price from the local authorities.

For the property interests in Group III, which are under construction, we have valued such property interests with regard to their prevailing cost level and status of construction as at the valuation date. We have also assumed that all consents, approvals and licences from the relevant Government authorities for these developments will be granted without any onerous conditions or undue delay, which might affect their values.

For the property interests in Group IV, which are currently rented and occupied by the Group, they are considered having no commercial value either because of their non-assignability in the market or because there are prohibitions against subletting and/or assignment contained in the respective leases and/or tenancy agreements or the lack of substantial profit rent. In the course of valuation, we have reviewed the related lease documents and inspected the properties on a selected basis in accordance with generally accepted valuation practices.

**Assumptions**

Our valuations have been made on the assumption that the owners sell the property interests on the open market without the benefit of any deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to increase the value of such property interests. In addition, no forced sale situation in any manner is assumed in our valuations.

No allowance has been made in our valuations for any charges, mortgages or amounts owning on any of the properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their rental values.

We have assumed that all consents, approvals and licences from relevant government authorities for the buildings and structures erected or to be erected thereon have been granted. Also, we have assumed that unless otherwise stated, all buildings and structures erected on the site are held by the owners or permitted to be occupied by the owners.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless a non-conformity has been stated, defined and considered in the valuation certificates. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists unless noted in the valuation certificates.

Other special assumptions and qualifications for each property, if any, have been stated in the footnotes of the valuation certificate for the respective property.

**Titleship Investigation**

We have not investigated the title of the properties in the PRC nor have we scrutinized the original documents to verify ownership or to verify any amendments, which may not appear on the copies handed to us. We have relied to a considerable extent on the information provided by the Group and the opinion given by the Group's legal adviser, Jingtian & Congcheng, on the PRC law.

All legal documents disclosed in this letter and valuation certificates are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this letter and valuation certificate.

**Limiting Conditions**

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us by the Group on such matters as statutory notices, easements, tenure, occupancy, site and floor areas and all other relevant matters, Dimensions and areas included in the valuation certificates are based on information contained in the documents provided to us and are only approximations.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Group. We were also advised by the Group that no material facts have been omitted from the information so supplied. We consider we have been provided with sufficient information to reach an informed view.

No structural survey has been made and we are therefore unable to report as to whether the property is or is not free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificate. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have not carried out investigations on site to determine the suitability of ground conditions and services for the proposed development, nor have we undertaken archaeological, ecological or environmental surveys. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period.

**Remarks**

In preparing our valuation report, we have complied with the requirements contained within the relevant provisions the Companies Ordinance and of those stipulated in Chapter 5 and Practice Notes 12 and 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except in respect of which exemptions and waivers have been applied for in respect of paragraphs 34(2) of the Third Schedule to the Companies Ordinance and Rules 5.01, 5.06(1), 5.06(3) and paragraph 3(a) of Practice Note 16 to the Listing Rules.

Unless otherwise stated, all monetary amounts stated in this report are in Renminbi (RMB).

In this report, the word "land" has the equivalent meaning as "land use right".

We enclosed herewith the summary of valuation and the valuation certificate.

Yours faithfully,
For and on behalf of
**AMERICAN APPRAISAL CHINA LIMITED**
**Calvin K. C. Chan**
MRICS, MHKIS, RPS (GP), CREA, CFA
*Vice President*

*Note:* Mr. Calvin K. C. Chan, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has over ten years of experience in undertaking valuation of properties in Hong Kong, Macau and the PRC. Mr. Chan has been working with American Appraisal China Limited since 2000.

## SUMMARY OF VALUATION

### Group I — Property Interests Held by the Group in the PRC as Hotels

| | Property | Market Value in existing state as at 30 September 2006 | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 |
|---|---|---|---|---|
| | | (RMB) | | (RMB) |
| 1. | New Asia Hotel<br>No. 422, Tiantong Road<br>Shanghai<br>The PRC | 263,200,000 | 50.05% | 131,730,000 |
| 2. | Metropole Hotel<br>No. 180, Jiang Xi Road (Middle)<br>Shanghai<br>The PRC | 161,290,000 | 50.05% | 80,730,000 |
| 3. | East Asia Hotel<br>No. 680, Nan Jing Road (East) Shanghai<br>The PRC | 126,710,000 | 50.05% | 63,420,000 |
| 4. | Shanghai Bund Inn<br>No. 33, Fu Jian Road (South)<br>Shanghai<br>The PRC | 70,520,000 | 50.05% | 35,300,000 |
| 5. | Min Hang Hotel<br>No. 202, 204, Lan Ping Road<br>Shanghai<br>The PRC | 114,250,000 | 50.05% | 57,180,000 |
| 6. | Sofitel Hyland<br>No. 505, Nan Jing Road (East)<br>Shanghai<br>The PRC | 859,960,000 | 33.37% | 286,970,000 |
| 7. | Jian Guo Hotel<br>No. 439, Cao Xi Road (North)<br>Shanghai<br>The PRC | 796,940,000 | 32.53% | 259,240,000 |
| 8. | InterContinental Hotel Pudong<br>No. 777, Zhang Yang Road<br>Shanghai<br>The PRC | 1,243,210,000 | 25.03% | 311,180,000 |
| 9. | Beijing West Railway Station Inn<br>No. 1, Maliandao Road (North),<br>Xuanwu District<br>Beijing<br>The PRC | 95,170,000 | 50.05% | 47,630,000 |

| | Property | Market Value in existing state as at 30 September 2006 | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 |
|---|---|---|---|---|
| | | *(RMB)* | | *(RMB)* |
| 10. | Shenyang Beiling Inn<br>No. 47, Changjiang Street (North),<br>Yuhong District, Shenyang City<br>Liaoning Province<br>The PRC | 35,330,000 | 50.05% | 17,680,000 |
| 11. | Changchun Exhibition Center Inn<br>East of Lequn Street, Development District<br>Changchun City, Jilin Province<br>The PRC | 24,710,000 | 50.05% | 12,370,000 |
| 12. | Jin Jiang Hotel<br>No. 59, Maoming Road (South)<br>Shanghai<br>The PRC | 1,552,960,000 | 100% | 1,552,960,000 |
| 13. | Park Hotel<br>No. 170, Nan Jing Road (West)<br>Shanghai<br>The PRC | 422,820,000 | 100% | 422,820,000 |
| 14. | Cypress Hotel<br>No. 2419, Hongqiao Road,<br>Shanghai<br>The PRC | 349,950,000 | 100% | 349,950,000 |
| 15. | Pacific Hotel<br>No. 104, Nan Jing Road (West)<br>Shanghai<br>The PRC | 343,800,000 | 100% | 343,800,000 |
| 16. | Rainbow Hotel<br>No. 2000, Yan'an Road (West)<br>Shanghai<br>The PRC | 1,029,770,000 | 100% | 1,029,770,000 |
| 17. | Galaxy Hotel<br>No. 888, Zhongshan Road (West)<br>Shanghai<br>The PRC | 1,198,410,000 | 100% | 1,198,410,000 |
| 18. | Hua Ting Guest House<br>No. 2525, Zhong Shan Road (West)<br>Shanghai<br>The PRC | 187,760,000 | 100% | 187,760,000 |
| 19. | Shanghai Hotel<br>No. 505, Wu Lu Mu Qi Road (North)<br>Shanghai<br>The PRC | 1,120,980,000 | 100% | 1,120,980,000 |

| | Property | Market Value in existing state as at 30 September 2006 (RMB) | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 20. | New Garden Hotel<br>No. 1900, Hong Qiao Road<br>Shanghai<br>The PRC | No Commercial Value | 57% | No Commercial Value |
| 21. | Hua Ting Hotel & Towers<br>No. 1200, Cao Xi Road (North)<br>Shanghai<br>The PRC | 1,575,820,000 | 50% | 787,910,000 |
| 22. | Jinsha Hotel<br>No. 257, Nujiang Road<br>Shanghai<br>The PRC | 231,800,000 | 100% | 231,800,000 |
| 23. | Yulan Hotel<br>No. 1251, Si Ping Road<br>Shanghai<br>The PRC | 173,250,000 | 100% | 173,250,000 |
| 24. | Da Hua Hotel<br>No. 914, Yan'an Road (West)<br>Shanghai,<br>The PRC | 83,030,000 | 100% | 83,030,000 |
| 25. | Jin Jiang Tower<br>No. 161, Changle Road<br>Shanghai<br>The PRC | 1,525,770,000 | 100% | 1,525,770,000 |
| 26. | Holiday Inn Downtown Shanghai<br>No. 285, Tianmu Road (West)<br>No. 585, Yuanfeng Road<br>Shanghai<br>The PRC | 890,430,000 | 100% | 890,430,000 |
| 27. | Peace Hotel<br>No. 20, Nan Jing Road (East)<br>Shanghai<br>The PRC | 797,710,000 | 100% | 797,710,000 |
| 28. | Peace Palace<br>No. 23, Nan Jing Road (East)<br>Shanghai<br>The PRC | 214,710,000 | 100% | 214,710,000 |
| 29. | Kunming Jin Jiang Hotel<br>No. 98, Beijing Road<br>Kunming City<br>Yunnan Province<br>The PRC | 297,520,000 | 99.83% | 297,010,000 |

| | Property | Market Value in existing state as at 30 September 2006 (RMB) | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 30. | Jiu Long Hotel<br>No. 601, Liyang Road<br>Shanghai<br>The PRC | 312,750,000 | 100% | 312,750,000 |
| 31. | Kunlun Hotel<br>No. 2, Xinyuan Road (South)<br>Chaoyang District<br>Beijing<br>The PRC | No Commercial Value | 47.4% | No Commercial Value |
| 32. | Wuhan Jin Jiang International Hotel<br>No. 709, Jianshe Da Dao, Jianghan District,<br>Wuhan City, Hubei Province<br>The PRC | 330,000,000 | 75.03% | 247,600,000 |
| 33. | Tianjin Tanggu Branch<br>No. 2–98, He Bei Road, Tanggu District<br>Tianjin<br>The PRC | 32,000,000 | 70.03% | 22,410,000 |
| 34. | Tianjin Train Station Inn<br>No. 17, Jinbu Dao, Heibei District<br>Tianjin<br>The PRC | No Commercial Value | 90.01% | No Commercial Value |
| 35. | Wuhan Wuchang Inn<br>B1 Building, Ding Zi Qiao,<br>Wuchang District, Wuhan City,<br>Hubei Province<br>The PRC | No Commercial Value | 90.01% | No Commercial Value |
| 36. | Hainan Haikou Inn<br>No. 36, Wenming Road (East),<br>Haikou City, Hainan Province<br>The PRC | 27,380,000 | 90.01% | 24,640,000 |
| 37. | Shaoxing Shengli Road Inn<br>No. 748, Shengli Road (West), Shaoxing City<br>Zhejiang Province<br>The PRC | 48,890,000 | 81.23% | 39,710,000 |
| 38. | Ningbo Metro Inn<br>Song Zhao Qiao Village,<br>Zhong Gong Miao Town,<br>Yinzhou District Ningbo City<br>Zhejiang Province<br>The PRC | 39,750,000 | 82.07% | 32,620,000 |
| 39. | Shanghai Xinzhuang Inn<br>No. 19, Shuiqing Road (South),<br>Shanghai<br>The PRC | No Commercial Value | 56.86% | No Commercial Value |

| | Property | Market Value in existing state as at 30 September 2006 | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 |
|---|---|---|---|---|
| | | *(RMB)* | | *(RMB)* |
| 40. | Shanghai Huamu Inn<br>No. 1121, Pujian Road,<br>Shanghai<br>The PRC | 90,390,000 | 64.98% | 58,740,000 |
| 41. | Yangzhou Siwangting Road Inn<br>No. 363, Siwangting Road,<br>Yangzhou City<br>Jiangsu Province<br>The PRC | No Commercial Value | 60.92% | No Commercial Value |
| 42. | Suzhou Leyuan Inn<br>No. 418, Changjiang Road,<br>Suzhou City<br>Jiangsu Province<br>The PRC | 44,210,000 | 48.74% | 21,550,000 |
| 43. | Zhengzhou Inn<br>No. 96, Cheng Dong Road,<br>Huizu District, Zhengzhou City<br>Henan Province<br>The PRC | 37,500,000 | 89.13% | 33,420,000 |
| 44. | Xian Jie Fang Road Inn<br>No. 110, Jiefang Road, Xincheng District,<br>Xi'an City<br>Shanxi Province<br>The PRC | 36,500,000 | 89.92% | 32,820,000 |
| 45. | Xuzhou Inn<br>No. 15 Building,<br>West District of Heping New Estate,<br>Xuzhou City<br>Jiangsu Province<br>The PRC | 15,500,000 | 90.01% | 13,950,000 |
| | **Sub-total** | **16,802,650,000** | | **13,351,710,000** |

## Group II — Property Interests Held by the Group in the PRC as Warehouse and Factory

| | Property | Market Value in existing state as at 30 September 2006 | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 |
|---|---|---|---|---|
| | | *(RMB)* | | *(RMB)* |
| 46. | An industrial complex located at No. 711, Pangu Road *Shanghai* The PRC | 3,510,000 | 50.05% | 1,760,000 |
| 47. | An industrial complex located at No. 1724, Humin Road Shanghai The PRC | No Commercial Value | 50.05% | No Commercial Value |
| 48. | *A piece of land located at* No. 51, Guangyue Road Shanghai The PRC | *No Commercial Value* | *50.05%* | *No Commercial Value* |
| | **Sub-total** | **3,510,000** | | **1,760,000** |

## Group III — Property Interests Held by the Group under Development in the PRC

| | Property | Market Value in existing state as at 30 September 2006 | Interest attributable to the Group | Market Value attributable to the Group as at 30 September 2006 |
|---|---|---|---|---|
| | | *(RMB)* | | *(RMB)* |
| 49. | *Shanghai Lin Gang Xin Cheng Inn* Block WNW-A1-7-1, Commercial District, Lingang Xincheng Shanghai The PRC | 4,020,000 | 82.11% | 3,300,000 |
| 50. | Shanxi Taiyuan Inn No. 69, Qiaotou Street, *Taiyuan City* Shanxi Province The PRC | No Commercial Value | 90.01% | No Commercial Value |
| | **Sub-total** | **4,020,000** | | **3,300,000** |

## SUMMARY OF VALUATION

### Group IV — Property Interests Rented and Occupied by the Group in the PRC

| | Property | Market Value in existing state as at 30 September 2006 |
|---|---|---|
| 51. | Room 1209 No. 489, Pudian Road, Pudong New District, Shanghai The PRC | No Commercial Value |
| 52. | 5F, No. 51 Guangdong Road, Shanghai The PRC | No Commercial Value |
| 53. | No. 182–222 Shanxi Road (South), Huangpu District Shanghai The PRC | No Commercial Value |
| 54. | No. 1, Lane 2701, Zhongshan Road (North), Putuo District Shanghai The PRC | No Commercial Value |
| 55. | No. 1418, Gonghe Xin Road, Zhabei District Shanghai The PRC | No Commercial Value |
| 56. | No. 1171–1173, Xinzha Road, Jing'an District Shanghai The PRC | No Commercial Value |
| 57. | 4F, No. 51 Guangdong Road Shanghai The PRC | No Commercial Value |
| 58. | 1F, Building 3, No. 1700, Beijing Road (West), Jingan District Shanghai The PRC | No Commercial Value |
| 59. | No. 440, Chaobao Road, Shanghai The PRC | No Commercial Value |
| 60. | No. 1418, Gonghe xin Road, Zhabei District Shanghai The PRC | No Commercial Value |
| 61. | 2F, No. 1277, Beijing Road (West), Shanghai The PRC | No Commercial Value |
| 62. | No. 123, Xizang Road (South), Shanghai The PRC | No Commercial Value |

| Property | Market Value in existing state as at 30 September 2006 |
| --- | --- |
| 63. 6F No. 776 Huaihai Zhong Road<br>Shanghai,<br>The PRC | No Commercial Value |
| 64. No. 333, Linqing Road, Yangpu District<br>Shanghai<br>The PRC | No Commercial Value |
| 65. Room 8213, 8218, No. 889, Yanggao Road (South)<br>Pudong New District<br>Shanghai<br>The PRC | No Commercial Value |
| 66. Room 2604–2610, No. 100, Yan'an Road (East)<br>Huang Pu District<br>Shanghai<br>The PRC | No Commercial Value |
| 67. Room 2601–2603, 26F, No. 100, Yan'an Road (East)<br>Huang Pu District<br>Shanghai<br>The PRC | No Commercial Value |
| 68. Room 2501–2506, 25F, No. 100, Yan'an Road (East)<br>Huang Pu District<br>Shanghai<br>The PRC | No Commercial Value |
| 69. Wujia Chang, Diaoqiao Road<br>Changzhou City, Jiangsu Province<br>The PRC | No Commercial Value |
| 70. Room 2401–2410, 2507–2510, 24F, 25F, No. 100, Yan'an Road (East)<br>Huang Pu District<br>Shanghai<br>The PRC | No Commercial Value |
| 71. Room 1706–1710, 17F, No. 100, Yan'an Road (East)<br>Huang Pu District<br>Shanghai<br>The PRC | No Commercial Value |
| 72. Properties leased by the Jin Jiang Inn<br>Investment Co., Ltd. in various cities<br>The PRC | No Commercial Value |

| | Property | Market Value in existing state as at 30 September 2006 |
|---|---|---|
| 73. | Properties leased by the Jin Jiang International Hotel Investment Co., Ltd. in various cities The PRC | No Commercial Value |
| | Sub-total | No Commercial Value |

| | Market Value in existing state as at 30 September 2006 | Market Value attributable to the Group as at 30 September 2006 |
|---|---|---|
| **Total** | 16,810,180,000 | 13,356,770,000 |

## VALUATION CERTIFICATE

### Group I — Property Interests Held by the Group in the PRC as Hotels

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 1. | New Asia Hotel<br>*No. 422, Tiantong Road*<br>Shanghai<br>The PRC | The property comprises a 7-*storey hotel building with a gross* floor area of approximately 16,443.84 square meters erected on a parcel of land with total site area of approximately 2,415.30 square meters and a 4-storey office building with a gross floor area of approximately 1,135 square meters erected on a parcel of land with total site area of approximately 466 square meters, all completed in or about 1930s. The property contains a total of approximately 313 guestrooms.<br><br>The land, on which the 7-storey hotel building was erected, is held for a term of 40 years commencing from 4 May 1997 to 3 May 2037.<br><br>The land, on which the 4-storey office building was erected, is held for a term of 50 years commencing from 25 January 2003 to 24 January 2053. | The property is occupied *by the Group as hotel* and office. | 263,200,000<br><br>50.05% interest attributable to the Group<br><br>131,730,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Hong Zi (2001) No. 035920, a 7-storey building, with a total gross floor area of approximately 16,443.84 square meters erected on a parcel of land having a site area of 2,415.30 square meters, is held by Shanghai New Asia (Group) Co., Ltd. New Asia Hotel, which is a 50.05% owned subsidiary of the Company. The property is permitted for the use as a hotel for a term commencing from 4 May 1997 to 3 May 2037.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Hong Zi (2003) No. 007286, a 4-storey building, with a total gross floor area of approximately 1,135 square meters erected on a parcel of land having a site area of approximately 466 square meters, is held by Shanghai Jin Jiang International Hotels Developments Company Limited — New Asia Hotel, which is a 50.05% owned subsidiary of the Company, for a term commencing from 25 January 2003 to 24 January 2053 for office use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai New Asia (Group) Co., Ltd. has obtained the proper legal title of the subject property.

b. Shanghai New Asia (Group) Co., Ltd. is entitled to freely transfer, let and mortgage the property.

c. Shanghai New Asia (Group) Co., Ltd. is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

d. Shanghai Nes Asia (group) Co., Ltd is renamed as Shanghai Jin Jiang International Hotels Developments Company Limited

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 2. | Metropole Hotel<br>No. 180, Jiang Xi Road (Middle)<br>Shanghai<br>The PRC | The property comprises a 14-storey hotel building completed in or about 1936.<br><br>The property contains a total floor area of approximately 9,414.93 square meters erected on a parcel of land with total site area of 1,331 square meters with approximately 141 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 4 May 1997 to 3 May 2037. | The property is occupied by the Group as hotel. | 161,290,000<br><br>50.05% interest attributable to the Group<br><br>80,730,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2001) No. 007050, a 14-storey hotel building with a gross floor area of approximately 9,414.93 square meters erected on a parcel of land having a site area of approximately 1,331 square meters is held by Shanghai New Asia (Group) Co., Ltd. — Metropole Hotel, a 50.05% owned subsidiary of the Company, for a term commencing from 4 May 1997 to 3 May 2037 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai New Asia (Group) Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai New Asia (Group) Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Shanghai New Asia (Group) Co., Ltd. is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 3. | East Asia Hotel<br>No. 680, Nan Jing Road<br>(East) Shanghai<br>The PRC | The property comprises a 8-storey hotel building completed in or about 1930s.<br><br>The property contains a total floor area of approximately 8,713.26 square meters erected on a parcel of land having a total site area of approximately 1,791.10 square meters with approximately 164 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 4 May 1997 to 3 May 2037. | The property is occupied by the Group as hotel. | 126,710,000<br><br>50.05% interest attributable to the Group<br><br>63,420,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2001) No. 007066, a 8-storey hotel building with a gross floor area of approximately 8,713.26 square meters erected on a parcel of land with a site area of approximately 1,791.10 square meters is held by Shanghai New Asia (Group) Co., Ltd. — East Asia Hotel, a 50.05% owned subsidiary of the Company, for a term commencing from 4 May 1997 to 3 May 2037 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai New Asia (Group) Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai New Asia (Group) Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Shanghai New Asia (Group) Co., Ltd. is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 4. | Shanghai Bund Inn<br>No. 33, Fu Jian Road (South) Shanghai<br>The PRC | The property comprises a 7-storey hotel building completed in or about 1936.<br><br>The property contains a total floor area of approximately 5,544.77 square meters erected on a parcel of land with site area of approximately 803.40 square meters with approximately 140 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 4 May 1997 to 3 May 2037. | The property is occupied by the Group as hotel. | 70,520,000<br><br>50.05% interest attributable to the Group<br><br>35,300,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2001) No. 007064, a 7-storey hotel building with a gross floor area of approximately 5,544.77 square meters erected on a parcel of land with a site area of approximately 803.40 square meters is held by Shanghai New Asia (Group) Co., Ltd. — Da Fang Hotel, a 50.05% owned subsidiary of the Company, for a term commencing from 4 May 1997 to 3 May 2037 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. *Shanghai New Asia (Group) Co., Ltd. has obtained the proper legal title of the subject property.*

   b. Shanghai New Asia (Group) Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Shanghai New Asia (Group) Co., Ltd. is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 5. | Min Hang Hotel<br>No. 202, 204,<br>Lan Ping Road<br>Shanghai<br>The PRC | The property comprises a 6-storey hotel building completed in or about 1958.<br><br>The property contains a gross floor area of approximately 11,170.70 square meters erected on a parcel of land with a site area of approximately 9,990 square meters with approximately 138 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 4 May 1997 to 3 May 2037. | The property is occupied by the Group as hotel. | 114,250,000<br><br>50.05% interest attributable to the Group<br><br>57,180,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Min Zi (2001) No. 063112, a 6-storey hotel building with gross floor area of approximately 11,170.70 square meters erected on a parcel of land having a site area of approximately 9,990 square meters is held by Shanghai Min Hang Hotel, a 50.05% owned subsidiary of the Company, for a term commencing from 4 May 1997 to 3 May 2037 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Min Hang Hotel has obtained the proper legal title of the subject property.

   b. According to the subject Real Estate Ownership Certificate, Shanghai Min Hang Hotel lease the subject land use right from the Company. Min Hang Hotel can sub-lease or change the land use subject to the Company approval. The land use right should be returned to the Company if Min Hang Hotel remove from the land.

   c. Shanghai Min Hang Hotel is a wholly owned subsidiary of Shanghai Jin Jiang International Hotels Development Co., Ltd with a registered capital of RMB5,640,000.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 6. | Sofitel Hyland<br>No. 505, Nan Jing Road (East) Shanghai<br>The PRC | The property comprises a 34-storey hotel building completed in or about 1993.<br><br>The property contains a gross floor area of approximately 43,882 square meters erected on a parcel of land with a site area of approximately 2,974 square meters with approximately 411 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 1 July 2005 to 1 July 2045. | The property is occupied by the Group as hotel. | 859,960,000<br><br>33.37% interest attributable to the Group<br><br>*286,970,000* |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2005) No. 007914, a 34-storey *hotel building, with gross floor area of approximately 43,882 square meters erected on a parcel of land* having a site area of approximately 2,974 square meters, is held by Sofitel Hyland shanghai, a 33.73% owned joint venture company of the Company, for a term commencing from 1 July 2005 to 1 July 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Sofitel Hyland Shanghai Co., Ltd. has obtained the proper legal title of the subject property.

   b. Sofitel Hyland Shanghai Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. The 9th–21st floor of the property are subject to a charge in favour of Bank of China Shanghai HuangPu Branch for a term commencing from 1 July 2002 to 1 July 2007 as security for several *loan agreements.*

   d. Sofitel Hyland Shanghai Co., Ltd. was incorporated by Shanghai Jin Jiang International Hotels Developments Company Limited and 上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.) an independent third party with a registered capital of RMB62,626,476 of which Shanghai Jin Jiang International Hotels Development Co., Ltd and SIG Investment Management Co., Ltd. was entitled to 66.67% and 33.33% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 7. | Jian Guo Hotel No. 439, Cao Xi Road (North) Shanghai The PRC | The property comprises a 24-storey hotel building and an ancillary building with a total gross floor area of approximately 42,958.55 square meters, both completed in or about 1991. The property contains approximately 453 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 12 July 2005 to 11 July 2045. | The property is occupied by the Group as hotel. | 796,940,000<br><br>32.53% Interest attributable to the Group<br><br>259,240,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Xu Zi (2005) No. 026731, a buildings with a total gross floor area of approximately 42,162 square meters erected on a parcel of land having a site area of 5,659 square meters is held by Jian Guo Hotel, a 32.53% owned joint venture company of the Company, for a term commencing from 12 July 2005 to 11 July 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Xu Zi (2005) No. 026720, part of 5th and 6th floor of a buildings with a total gross floor area of 796.55 square meters erected on a parcel of land with a shared site area of 278.6 square meters is held by Jian Guo Hotel, a 32.53% owned joint venture company of the Company, for a term commencing from 12 July 2005 to 11 July 2045 for commercial use.

3. The PRC legal opinion states, inter alia, that:

   a. Jian Guo Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Jian Guo Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Jian Guo Hotel Co., Ltd. was incorporated by Shanghai Jin Jiang International Hotels Developments Company Limited and 上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.) an independent third party with a registered capital of US$8,330,000 of which Shanghai Jin Jiang International Hotels Development Co., Ltd and SIG Investment Management Co., Ltd. was entitled to 65% and 35% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 8. | InterContinental Hotel Pudong<br>No. 777, Zhang Yang Road<br>Shanghai<br>The PRC | The property comprises a 23-storey hotel building completed in or about 1999.<br><br>The property contains a gross floor area of approximately 52,621.60 square meters erected on a parcel of land having a site area of approximately 6,687 square meters with approximately 421 guestrooms.<br><br>The property is held for a term of 50 years term commencing from 23 July 1993 to 22 July 2043. | The property is occupied by the Group as hotel. | 1,243,210,000<br><br>25.03% Interest attributable to the Group<br><br>311,180,000 |

Notes:

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Shi Zi (2001) No. 002856, a 23-storey hotel building with gross floor area of approximately 52,621.60 square meters erected on a parcel of land with total site area of approximately 6,687 square meters is held by Shanghai Tomson Hotel, a 25.03% owned joint venture company of the Company, for a term commencing from 23 July 1993 to 22 July 2043 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Tomson Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Tomson Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. The property is subject to a charge in favour of Bank of China Shanghai Branch for a term commencing from 28 February 2005 to 27 February 2008 as security for a loan of US$19,955,000.

   d. Shanghai Tomson Hotel Co., Ltd. was incorporated by Shanghai Jin Jiang International Hotels Developments Company Limited and 香港湯臣(中國)有限公司 (Tomson (China) Co., Ltd.) an independent third party with a registered capital of US$24,340,000 of which Shanghai Jin Jiang International Hotels Development Co., Ltd and Hongkong Tomson (China) Co., Ltd. was entitled to 50% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | (RMB) |
| 9. | Beijing West Railway Station Inn<br>No. 1, Maliandao Road (North), Xuanwu District<br>Beijing<br>The PRC | The property comprises a 11-storey hotel building completed in or about 1990s.<br><br>The property contains a gross floor area of approximately 12,372.50 square meters erected on a parcel of land having a site area of approximately 2,516.60 square meters with approximately 296 guestrooms.<br><br>The property is held for a term expiring on 28 April 2054. | The property is occupied by the Group as hotel. | 95,170,000<br><br>50.05% interest attributable to the Group<br><br>47,630,000 |

*Notes:*

1 Pursuant to the Building Ownership Certificate Jing Fang Quan Zheng Xuan Gu Zi No. 32766, a 11-storey hotel building with a gross floor area of approximately 12,372.50 square meters is held by Shanghai Jin Jiang International Hotels Development Co., Ltd, a 50.05% owned subsidiary of the Company.

2 Pursuant to the State Owned Land Use Right Certificate Jing Xuan Guo Yong (2004) Chu No. 00634, a parcel of land with a site area of approximately 2,516.60 square meters is held by Shanghai Jin Jiang International Hotels Development Co., Ltd, a 50.05% owned subsidiary of the Company, for a term expiring on 28 April 2054 for hotel use.

3 The PRC legal opinion states, inter alia, that:

a. Shanghai Jin Jiang International Hotels Developments Company Limited has obtained the proper legal title of the subject property.

b. Shanghai Jin Jiang International Hotels Developments Company Limited is entitled to freely transfer, let and mortgage the property.

c. Shanghai Jin Jiang International Hotels Developments Company Limited is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 10. | Shenyang Beiling Inn No. 47, Changjiang Street (North), Yuhong District, Shenyang City Liaoning Province The PRC | The property comprises an 8-storey hotel building completed in or about 1999.<br><br>The property contains a gross floor area of approximately 6,203 square meters erected on a parcel of land having a site area of approximately 2,161 square meters with approximately 151 guestrooms.<br><br>The property is held for a term expiring on 1 January 2043. | The property is occupied by the Group as hotel. | 35,330,000<br><br>50.05% interest attributable to the Group<br><br>17,680,000 |

*Notes:*

1 Pursuant to the Building Ownership Certificate Shen Fang Quan Zheng Yu Hong Zi No. 006186, an 8-storey hotel building with a gross floor area of 6,203 square meters is held by Shanghai Jin Jiang International Hotels Development Co., Ltd, a 50.05% owned subsidiary of the Company.

2. Pursuant to the State Owned Land Use Right Certificate Shen Yang Guo Yong (2004) No. 0364, a parcel of land with a site area of approximately 2,161 square meters is held by Shanghai Jin Jiang International Hotels Development Co., Ltd, a 50.05% owned subsidiary of the Company, for a term expiring on 1 January 2043 for hotel use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotels Developments Company Limited has obtained the proper legal title of the subject property.

   b. Shanghai Jin Jiang International Hotels Developments Company Limited is entitled to freely transfer, let and mortgage the property.

   c. Shanghai Jin Jiang International Hotels Developments Company Limited is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 11. | Changchun Exhibition Center Inn East of Lequn Street, Development District Changchun City, Jilin Province The PRC | The property comprises a 5-storey hotel building and an ancillary building completed in or around 2005.<br><br>The property contains a gross floor area of approximately 5,570.91 square meters erected on a parcel of land having a site area of approximately 6,023 square meters.<br><br>The property is held for a term expiring on 15 June 2045. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | 24,710,000<br><br>50.05% interest attributable to the Group<br><br>12,370,000 |

*Notes:*

1 Pursuant to the Building Ownership Certificate Chang Fang Quan Zi No. 4110000015, a 5-storey office building with a gross floor area of approximately 4,984.47 square meters is held by Shanghai Jin Jiang International Hotel Development Co., Ltd, a 50.05% owned subsidiary of the Company, for office use.

2. Pursuant to the Building Ownership Certificate Chang Fang Quan Zi No. 4110000014, a single-storey building with a gross floor area of approximately 586.44 square meters is held by Shanghai Jin Jiang International Hotel Development Co., Ltd, a 50.05% owned subsidiary of the Company, for industry use.

3. Pursuant to the State Owned Land Use Right Certificate Chang Jin Kai Guo Yong (2005) No. 0000093, a parcel of land with a site area of approximately 6,023 square meters is held Shanghai Jin Jiang International Hotel Development Co., Ltd, a 50.05% owned subsidiary of the Company, for a term ended at 15 June 2045.

4. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotel Development Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jin Jiang International Hotel Development Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Shanghai Jin Jiang International Hotel Development Co., Ltd. is a Shanghai Stock Exchange listed company with a registered capital of RMB603,240,740.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 12. | Jin Jiang Hotel<br>No. 59, Maoming Road (South)<br>Shanghai<br>The PRC | The property contains a hotel complex of interconnected buildings with a total gross floor area of approximately 78,407 square meters completed in between 1920s to 1993.<br><br>The hotel complex has approximately 520 guestrooms and consists of three portions. Portion one comprises 37 buildings completed in between 1920s to 1960s with a total gross floor area of approximately 75,005 square meters. Portion two comprises a 5-storey building completed in about 1993 with a gross floor area of approximately 2,553 square meters. Portion three comprises a 3-storey building completed in or about 1935 with a gross floor area of approximately 849 square meters.<br><br>The total site area of the property is approximately 33,241 square meters.<br><br>The property is held for a term of 40 years commencing from 19 October 2005 to 18 October 2045. | The property is occupied by the Group as hotel. | 1,552,960,000<br><br>100% interest attributable to the Group<br><br>1,552,960,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Lu Zi (2005) No. 006011, a total of 37 buildings, having a total gross floor area of approximately 75,005 square meters erected on a parcel of land having a site area of approximately 32,320 square meters, is held by Jin Jiang Hotel, a wholly owned subsidiary of the Company, for a term commencing from 19 October 2005 to 18 October 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Lu Zi (2005) No. 006012, a 5-storey building, with a gross floor area of 2,553 square meters erected on a parcel of land having a site area of approximately 451 square meters, is held by Jin Jiang Hotel, a wholly owned of the Company, for a term commencing from 19 October 2005 to 18 October 2045 for office use.

3. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Lu Zi (2005) No. 006008, a 3-storey building, with a gross floor area of 849 square meters erected on a parcel of land having a site area of approximately 470 square meters, is held by Jin Jiang Hotel, a wholly owned subsidiary of the Company, for a term commencing from 19 October 2005 to 18 October 2045 for hotel use.

4. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jin Jiang Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 13. | Park Hotel<br>No. 170, Nan Jing Road (West)<br>Shanghai<br>*The PRC* | The property comprises an old 21-storey hotel building with a gross floor area of approximately 16,955.1 square meters *completed in about 1932 and a* new 11-storey hotel building with a gross floor area of approximately 7,369.02 square meters completed in or about 2002. The property contains approximately 250 guestrooms.<br><br>The total site area of the property is approximately 3,654 square meters.<br><br>The property is held for a term of 40 years term commencing from 1 July 2005 to 30 June 2045. | The property is occupied by the Group as hotel. | 422,820,000<br><br>100% interest attributable to the *Group*<br><br>422,820,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 001286, a 21-storey building, with a gross floor area of approximately 16,955.10 square meters erected on a parcel of land having a site area of approximately 1,827 square meters, is held by Park Hotel, a wholly owned subsidiary of the Company, for a term commencing from 1 July 2005 to 30 June 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 001287, a 11-storey building, with a gross floor area of 7,369.02 square meters erected on a parcel of land having a site area of approximately 1,827 square meters, is held by Park Hotel, a wholly owned subsidiary of the Company, for a term commencing from 1 July 2005 to 30 June 2045 for hotel use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Park Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Park Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 14. | Cypress Hotel No. 2419, Hongqiao Road, Shanghai The PRC | The property comprises a hotel complex of several buildings with a total gross floor area of approximately 20,307 square meters erected on a parcel of land having a site area of approximately 50,952 square meters with approximately 149 guestrooms completed in between 1930s to 1988.<br><br>The property is held for a term of 40 years term commencing from 29 August 2005 to 28 August 2045. | The property is occupied by the Group as hotel. | 349,950,000<br><br>100% interest attributable to the Group 349,950,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Chang Zi (2006) No. 000422, a group of property with 12 buildings containing a total gross floor area of 20,307 square meters erected on a parcel of land having a site area of approximately 50,952 square meters, is held by Cypress Hotel, a wholly owned subsidiary of the Company, for a term commencing from 29 August 2005 to 28 August 2045.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Cypress Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Cypress Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 15. | Pacific Hotel<br>No. 104, Nan Jing Road (West)<br>Shanghai<br>The PRC | The property comprises a hotel complex with a total gross floor area of approximately 17,677.30 square meters erected on a parcel of land having a site area of approximately 2,323 square meters with approximately 182 guestrooms.<br><br>The hotel complex consists of a 14-storey hotel building, a 7-storey hotel building and four ancillary buildings completed in or about 1934<br><br>The property is held for a term of 40 years term commencing from 1 July 2005 to 30 June 2045. | The property is occupied by the Group as hotel. | 343,800,000<br><br>100% interest attributable to the Group<br><br>343,800,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 001378, a 14-storey hotel building, a 7-storey hotel building and four ancillary buildings with a total gross floor area of approximately 17,677.30 square meters erected on a parcel of land with a site area of approximately 2,323 square meters, is held by Pacific Hotel, a wholly owned subsidiary of the Company, for a term commencing from 1 July 2005 to 30 June 2045 for hotel use.

2. The PRC legal opinion states, inter *alia*, that:

   a. Shanghai Pacific Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Pacific Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 16. | Rainbow Hotel No. 2000, Yan'an Road (West) Shanghai The PRC | The property comprises a 31-storey hotel building and 6 ancillary hotel buildings completed in or about 1992.<br><br>The property contains a total floor area of approximately 57,548.50 square meters erected on a parcel of land having a site area of approximately 13,648.2 square meters with approximately 650 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 29 September 2005 to 28 September 2045. | The property is occupied by the Group as hotel. | 1,029,770,000<br><br>100% interest attributable to the Group<br><br>1,029,770,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Chang Zi (2005) No. 029636, a 31-storey hotel building and 6 ancillary hotel buildings with a total gross floor area of approximately 57,548.50 square meters erected on a parcel of land having a site area of approximately 13,648.2 square meters is held by Rainbow Hotel, a wholly owned subsidiary of the Company, for a term commencing from 29 September 2005 to 28 September 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Rainbow Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Rainbow Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 17. | Galaxy Hotel<br>No. 888,<br>Zhongshan Road (West)<br>Shanghai<br>The PRC | The property comprises a 36-storey hotel building completed in or about 1990 and a parcel of vacant land.<br><br>The hotel building contains a gross floor area of approximately 78,900.39 square meters erected on a parcel of land with a site area of approximately 15,365 square meters and the vacant land contains a site area of 722 square meters. The hotel has approximately 666 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 9 August 2005 to 8 August 2045. | The property is occupied by the Group as hotel. | 1,198,410,000<br><br>100% interest attributable to the Group<br><br>1,198,410,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Chang Zi (2005) No. 025739, a 36-storey hotel building with gross floor area of approximately 78,900.39 square meters erected on a parcel of land having a site area of approximately 15,365 square meters is held by Galaxy Hotel, a wholly owned subsidiary of the Company, for a term commencing from 9 August 2005 to 8 August 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Chang Zi (2005) No. 025740, a parcel of land having a site area of approximately 722 square meters is held by Galaxy Hotel, a wholly owned subsidiary of the Company, for a term commencing from 9 August 2005 to 8 August 2045 for hotel use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Galaxy Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Galaxy Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 18. | Hua Ting Guest House No. 2525, Zhong Shan Road (West) Shanghai The PRC | The property comprises a hotel complex with a total gross floor area of approximately 14,060 square meters erected on a parcel of land having a total site area of approximately 4,078 square meters.<br><br>The hotel complex has approximately 170 guestrooms and comprises a 17-storey hotel building and two ancillary buildings completed in between 1978 to 1988.<br><br>The property is held for a term of 40 years term commencing from 12 July 2005 to 12 July 2045. | The property is occupied by the Group as hotel. | 187,760,000<br><br>100% interest attributable to the Group<br><br>187,760,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Xu Zi (2006) No. 002837, a 17-storey hotel building and two ancillary buildings with a total gross floor area of approximately 14,060 square meters erected on a parcel of land having a site area of approximately 4,078 square meters is held by Shanghai South Huating Hotel, a wholly owned subsidiary of the Company, for a term commencing from 12 July 2005 to 12 July 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

    a. Shanghai South Huating Hotel Co., Ltd. has obtained the proper legal title of the subject property.

    b. Shanghai South Huating Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | (RMB) |
| 19. | Shanghai Hotel<br>No. 505, Wu Lu Mu Qi Road (North)<br>Shanghai<br>The PRC | The property contains a hotel complex of interconnected buildings with a total gross floor area of approximately 67,682.91 square meters completed in between 1924 to 1997.<br><br>The hotel complex has approximately 758 guestrooms and consists of three portions. Portion one comprises 2 buildings completed in or about 1985 with a total gross floor area of approximately 6,939.00 square meters. Portion two comprises 6 buildings completed in between 1924 to 1997 with a total gross floor area of approximately 12,464.51square meters. Portion three comprises 6 buildings completed in between 1983 to 1998 with a total gross floor area of approximately 48,279.40 square meters.<br><br>The total site area of the property is approximately 21,252 square meters.<br><br>The property is held for a term of 40 years commencing from 9 August 2005 to 8 August 2045. | The property is occupied by the Group as hotel. | 1,120,980,000<br><br>100% interest attributable to the Group<br><br>1,120,980,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Jing Zi (2005) No. 010739, 2 hotel buildings with a total gross floor area of approximately 6,939.00 square meters erected on a parcel of land having a site area of approximately 2,480 square meters is held by Shanghai Hotel, a wholly owned subsidiary of the Company, for a term commencing from 9 August 2005 to 8 August 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Jing Zi (2005) No. 010794, 6 hotel buildings with a total gross floor area of approximately 12,464.51 square meters erected on a parcel of land having a site area of approximately 8,566.00 square meters is held by Shanghai Hotel, a wholly owned subsidiary of the Company, for a term commencing from 9 August 2005 to 8 August 2045 for hotel use.

3. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Jing Zi (2006) No. 003725, 5 hotel buildings and an office building with a total gross floor area of approximately 48,279.40 square meters erected on a parcel of land having a site area of approximately 10,206 square meters is held by Shanghai Hotel, a wholly owned subsidiary of the Company, for a term commencing from 9 August 2005 to 8 August 2045 for hotel use.

4. The PRC legal opinion states, inter alia, that:

   a. Shanghai Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 20. | New Garden Hotel No. 1900, Hong Qiao Road Shanghai The PRC | The hotel complex comprises 22 buildings completed in between 1985 to 1994 with a total gross floor area of approximately 23,036 square meters erected on a parcel of land with total site area of approximately 34,446 square meters with approximately 310 guestrooms. | The property is occupied by the Group as hotel. | No Commercial Value<br><br>57% interest attributable to the Group.<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Chang Zi (2006) No. 010491, a hotel complex with a total gross floor area of approximately 23,036 square meters erected on a parcel of land having a total site area of 34,446 square meters is held by Shanghai New Garden Hotel, a 57% owned subsidiary of the Company, for hotel use.

2. In the course of our valuation, we have attributed no commercial value to the property situated on the collectively used land because of the lack of transferability. For indicative purpose, the total depreciated replacement cost of the buildings as at the date of valuation was RMB45,000,000.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai New Garden Hotel has obtained the title of the subject property.

   b. Shanghai New Garden Hotel is not entitled to transfer and let the property.

   c. Shanghai New Garden Hotel was incorporated by the Company and 上海鑫達實業總公司 (Shanghai Xinda Industrial Co., Ltd) an independent third party with a registered capital of RMB13,975,000 of which the Company and Shanghai Xinda Industrial Co., Ltd was entitled to 57% and 43% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | (RMB) |
| 21. | Hua Ting Hotel & Towers No. 1200, Cao Xi Road (North) Shanghai The PRC | The property comprises a hotel complex with a total gross floor area of approximately 89,717 square meters erected on a parcel of land having a total site area of approximately 16,866 square meters with approximately 810 guestrooms.<br><br>The hotel complex comprises a 28-storey hotel building and five ancillary buildings completed in between 1984 to 1985.<br><br>The property is held for a term of 40 years term commencing from 12 July 2005 to 12 July 2045. | The property is occupied by the Group as hotel. | 1,575,820,000<br><br>50% interest attributable to the Group<br><br>787,910,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Xu Zi (2006) No. 003607, a hotel complex with a total gross floor area of approximately 89,717 square meters erected on a parcel of land having a site area of approximately 16,866 square meters, is held by Hua Ting Hotel & Towers, a 50% owned subsidiary of the Company, for a term commencing from 12 July 2005 to 12 July 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Hua Ting Hotel & Towers Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Hua Ting Hotel & Towers Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Shanghai Hua Ting Hotel & Towers Co., Ltd. was incorporated by the Company and 上海精文投資有限公司 (Shanghai Jingwen Investment Co., Ltd), 文滙新民報業集團 (Wenhui & Xin Min New paper Group Co., Ltd) and Shanghai Broadcasting & TV Development Co., Ltd. independent third party with a registered capital of RMB120,000,000 of which the Company and Shanghai Jingwen Investment Co., Ltd, Wenhui & Xin Min Newspaper Group Co., Ltd, Shanghai Broadcast & TV Development Co., Ltd was entitled to 50%, 25%, 12.5% and 12.5% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 22. | Jinsha Hotel<br>No. 257, Nujiang Road<br>Shanghai<br>The PRC | The property comprises a hotel complex with a total gross floor area of approximately 24,567.85 square meters erected on a parcel of land with a site area of 12,742 square meters.<br><br>The property consists of a 12-storey hotel building and six ancillary buildings with approximately 289 guestrooms completed in between 1987 to 2003.<br><br>The property is held for a term of 40 years term commencing from 5 August 2005 to 4 August 2045. | The property is occupied by the Group as hotel. | 231,800,000<br><br>100% interest attributable to the Group<br><br>231,800,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Pu Zi (2005) No. 039680, 7 buildings with a total gross floor area of approximately 24,567.85 square meters erected on a parcel of land having a site area of approximately 12,742 square meters is held by Shanghai Jinsha Hotel, a wholly owned subsidiary of the Company, for a term commencing from 5 August 2005 to 4 August 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jinsha Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jinsha Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 23. | Yulan Hotel<br>No. 1251, Si Ping Road<br>Shanghai<br>The PRC | The property comprises a hotel complex with a total gross floor area of approximately 18,078.74 square meters erected on a parcel of land with a site area of approximately 5,786.00 square meters.<br><br>The hotel complex consists of a 14-storey hotel building and three ancillary buildings with *approximately 219 guestrooms* completed in or about 1990.<br><br>The property is held for a term of 40 years term commencing from 15 June 2005 to 14 June 2045. | The property is occupied by the Group as hotel. | 173,250,000<br><br>100% interest attributable to the Group<br><br>173,250,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Yang Zi (2006) No. 000935, a hotel complex with a total gross floor area of approximately 18,078.74 square meters erected on a parcel of land having a site area of approximately 5,786.00 square meters is held by Shanghai Yulan Hotel, a wholly owned subsidiary of the Company, for a term commencing from 15 June 2005 to 14 June 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Yulan Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Yulan Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 24. | Da Hua Hotel No. 914, Yan'an Road (West) Shanghai, The PRC | The property comprises a hotel complex with a total gross floor area of approximately 7,893.84 square meters erected on a parcel of land having a site area of approximately 3,086 square meters.<br><br>The hotel complex consists of a 4-storey hotel building and two ancillary buildings with approximately 90 guestrooms completed in or about 1979.<br><br>The property is held for a term of 40 years term commencing from 9 August 2005 to 8 August 2045. | The property is occupied by the Group as hotel. | 83,030,000<br><br>100% interest attributable to the Group<br><br>83,030,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Chang Zi (2005) No. 027030, 4 buildings with a total gross floor area of approximately 7,893.84 square meters erected on a parcel of land having a site area of approximately 3,086 square meters is held by Shanghai Jin Jiang Da Hua Hotel, a wholly owned subsidiary of the Company, for a term commencing from 9 August 2005 to 8 August 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang Da Hua Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jin Jiang Da Hua Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 25. | Jin Jiang Tower<br>No. 161, Changle Road<br>Shanghai<br>The PRC | The property comprises a 37-storey hotel building and 4 ancillary buildings completed in between 1949 and 1990.<br><br>The property contains a total gross floor area of approximately 64,606.12 square meters with approximately 648 guestrooms.<br><br>The 37-storey hotel building is held for a term of 40 years term commencing from 15 August 2005 to 14 August 2045.<br><br>The total site area of the property is approximately 7,383 square meters.<br><br>The ancillary hotel buildings are held for a term of 40 years term commencing from 28 March 2001 to 27 March 2041. | The property is occupied by the Group as hotel. | 1,525,770,000<br><br>100% interest attributable to the Group<br><br>1,525,770,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Lu Zi (2005) No. 005451, a 37-storey hotel building, with a gross floor area of approximately 64,027.00 square meters erected on a parcel of land having a site area of approximately 6,935 square meters, is held by Shanghai Jin Jiang Tower, a wholly owned subsidiary of the Company, for a term commencing from 15 August 2005 to 14 August 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Lu Zi (2006) No. 00402, 4 ancillary hotel buildings, with a total gross floor area of approximately 579.12 square meters erected on a parcel of land with a site area of approximately 448.00 square meters, is held by Shanghai Jin Jiang Tower, a wholly owned subsidiary of the Company, for a term commencing from 28 March 2001 to 27 March 2041 for hotel use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang Tower Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jin Jiang Tower Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 26. | Holiday Inn Downtown Shanghai<br>No. 285, Tianmu Road (West)<br>No. 585, Yuanfeng Road<br>Shanghai<br>The PRC | The property comprises a 21-storey hotel building completed in or about 1997.<br><br>The property contains a total gross floor area of approximately 50,948.92 square meters erected on a parcel of land having a site area of approximately 13,398 square meters with approximately 543 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 30 August 2005 to 29 August 2045. | The property is occupied by the Group as hotel. | 890,430,000<br><br>100% interest attributable to the Group<br><br>890,430,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Zha Zi (2005) No. 022245, a 21-storey hotel building, with a gross floor area of approximately 50,948.92 square meters erected on a parcel of land having a site area of approximately 13,398 square meters, is held by Holiday Inn Downtown Shanghai, a wholly owned subsidiary of the Company, for a term commencing from 30 August 2005 to 29 August 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Holiday Inn Downtown Shanghai Co., Ltd. has obtained the proper legal title of the subject property.

   b. Holiday Inn Downtown Shanghai Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 27. | Peace Hotel No. 20, Nan Jing Road (East) Shanghai The PRC | The property comprises a hotel complex with a total gross floor area of approximately 35,445.91 square meters.<br><br>The hotel complex has approximately 260 guestrooms and consists of an 11-storey hotel building, a 7-storey hotel building, a 4-storey hotel building and two ancillary buildings completed in between 1936 and 1997.<br><br>The total site area of the property is approximately 6,098.5 square meters.<br><br>The property is held for a term of 40 years term commencing from 11 October 2005 to 10 October 2045. | The property is occupied by the Group as hotel. | 797,710,000<br><br>100% interest attributable to the Group<br><br>797,710,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 000195, an 11-storey building, with a gross floor area of approximately 29,922.60 square meters erected on a parcel of land having a site area of 3,574.0 square meters, is held by Peace Hotel Co., Ltd., a wholly owned subsidiary of the Company, for a term commencing from 11 October 2005 to 10 October 2045 for hotel use.

2. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2005) No. 007640, a 7-storey building, with a gross floor area of 2,979.92 square meters erected on a parcel of land having a site area of approximately 407.5 square meters, is held by Peace Hotel Co., Ltd., a wholly owned subsidiary of the Company, for a term commencing from 15 May 1998 to 14 May 2048 for office use.

3. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 002537, a single-storey building, with a gross floor area of approximately 844.13 square meters erected on a parcel of land having a site area of approximately 923.5 square meters, is held by Peace Hotel Co., Ltd., a wholly owned subsidiary of the Company, for a term commencing from 11 October 2005 to 10 October 2045 for hotel use.

4. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 003305, a 4-storey and a 2-storey building with a total gross floor area of approximately 1,699.26 square meters erected on a parcel of land having a site area of approximately 1,193.5 square meters, is held by Peace Hotel Co., Ltd, a wholly owned subsidiary of the Company.

5. *The PRC legal opinion states, inter alia, that:*

    a. Peace Hotel Co., Ltd has obtained the proper legal title of the subject property.

    b. Peace Hotel Co., Ltd is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 28. | Peace Palace<br>No. 23,<br>Nan Jing Road (East)<br>Shanghai<br>The PRC | The property comprises a 7-storey hotel building completed in or about 1906.<br><br>The property contains a total floor area of approximately 11,308.39 square meters erected on a parcel of land having a site area of approximately 2,010 square meters with approximately 103 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 11 October 2005 to 10 October 2045. | The property is occupied by the Group as hotel. | 214,710,000<br><br>100% interest attributable to the Group<br><br>214,710,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Huang Zi (2006) No. 001285, a 7-storey hotel building, with a gross floor area of approximately 11,308.39 square meters erected on a parcel of land having a site area of approximately 2,010 square meters, is held by Shanghai Peace Palace Hotel, a wholly owned subsidiary of the Company, for a term commencing from 11 October 2005 to 10 October 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Peace Palace Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Peace Palace Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 29. | Kunming Jin Jiang<br>No. 98, Beijing Road<br>Kunming City<br>Yunnan Province<br>The PRC | The property contains a hotel complex with a total gross floor area of approximately 34,333.5 square meters completed in or about 1992.<br><br>The hotel complex consists of a 24-storey hotel building with a gross floor area of approximately 28,852 square meters, a 6-storey hotel building with a gross floor area of approximately 5,303 square meters and a 2-storey ancillary building with a gross floor area of approximately 178.50 square meters erected on a parcel of land having a site area of approximately 15,729.5 square meters. The hotel complex has approximately 320 guestrooms<br><br>The property is held for a term of 40 years commencing from June 2003 to June 2043. | The property is occupied by the Group as hotel. | 297,520,000<br><br>99.83% interest attributable to the Group<br><br>297,010,000 |

*Notes:*

1. Pursuant to the state owned Land Use Right Certificate Kun Guo Yong (2004) No. 00017, a parcel of land having a site area of approximately 15,729.5 square meters is held by Kunming Jin Jiang Hotel, a 99.83% owned subsidiary of the Company, for a term commencing from June 2003 to June 2043 for hotel use.

2. Pursuant to the Building Ownership Certificate Kunming Shi Fang Quan Zheng Zi No. 200405654, a 24-storey building with a gross floor area of approximately 28,852 square meters is held by Kunming Jin Jiang Hotel, a 99.83% owned subsidiary of the Company.

3. Pursuant to the Building Ownership Certificate Kunming Shi Fang Quan Zheng Zi No. 200405985, a 6-storey building with a gross floor area of approximately 5,303 square meters is held by Kunming Jin Jiang Hotel, a 99.83% owned subsidiary of the Company.

4. Pursuant to the Building Ownership Certificate Kunming Shi Fang Quan Zheng Zi No. 200426309, a 2-storey building with a gross floor area of approximately 178.50 square meters is held by Kunming Jin Jiang Hotel, a 99.83% owned subsidiary of the Company.

5. The PRC legal opinion states, inter alia, that:

   a. Kunming Jin Jiang Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Kunming Jin Jiang Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 30. | Jiu Long Hotel<br>No. 601, Liyang Road<br>Shanghai<br>The PRC | The property comprises a 25-storey hotel building completed in or about 1998.<br><br>The property contains a gross floor area of approximately 31,750 square meters erected on a parcel of land with total site area of 1,942 square meters. The hotel has approximately 364 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 2 August 2005 to 1 August 2045. | The property is occupied by the Group as hotel. | 312,750,000<br><br>100% interest attributable to the Group<br><br>312,750,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Hong Zi (2005) No. 017931, a 25-storey hotel building, with a gross floor area of approximately 31,750 square meters erected on a parcel of land having a site area of approximately 1,942 square meters, is held by Shanghai Jiu Long Hotel, a wholly owned subsidiary of the Company, for a term commencing from 2 August 2005 to 1 August 2045 for hotel use.

2. The PRC legal opinion states, inter alia, that:

    a. Shanghai Jiu Long Hotel Co., Ltd. has obtained the proper legal title of the subject property.

    b. Shanghai Jiu Long Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 31. | Kunlun Hotel<br>No. 2, Xinyuan Road (South)<br>Chaoyang District<br>Beijing<br>The PRC | The property comprises a hotel complex with a total gross floor area of approximately 89,489.2 square meters.<br><br>The hotel complex consists of a 29-storey hotel building and five ancillary buildings with approximately 686 guestrooms completed in or about 1989.<br><br>The property is built on a parcel of allocated land. | The property is occupied by the Group as hotel. | No Commercial Value<br><br>47.4% interest attributable to the Group.<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Building Ownership Certificate Chao Zhong Wai Zi No. 00005, a building with a gross floor area of 84,460 square meter is held by Beijing Kunlun Hotel Co., Ltd, a 47.4% owned joint venture entity company of the Company, for hotel use.

2. Pursuant to the Building Ownership Certificate Chao Zhong Wai Zi No. 00004, a building with a gross floor area of approximately 5,029.2 square meters is held by Beijing Kunlun Hotel Co., Ltd, a 47.4% owned joint venture company of the Company, for hotel use.

3. In the course of our valuation, we have attributed no commercial value to the property situated on the allocated land because of the lack of transferability. For indicative purpose, the total depreciated replacement cost of the buildings as at the date of valuation was RMB628,000,000.00.

4. The PRC legal opinion states, inter alia, that:

   a. Beijing Kunlun Hotel Co., Ltd is in the process of application of the state-owned Land Use Right Certificate.

   b. Beijing Kunlun Hotel Co., Ltd is entitled to freely transfer, let and mortgage the property when it obtain the land use right certificate.

   c. Beijing Kunlun Hotel Co., Ltd was incorporated by the Company, Jin Jiang International Hotels Group (Hong Kong) Co., Ltd (a related party). Shanghai International Group Co., Ltd. and Shanghai Pacific Partners Inc. (independent third party), with a registered capital of US$34,167,000 of which the Company, Jin Jiang International Hotels Group (Hong Kong) Co., Ltd., Shanghai International Group Co., Ltd and Shanghai Pacific Partners Inc was entitled to 35%, 12.5%, 40% and 12.5% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 32. | Wuhan Jin Jiang International Hotel No. 709, Jianshe Da Dao, Jianghan District, Wuhan City, Hubei Province The PRC | The property comprises the 1st to 31st floor of a 51-storey hotel building completed in 1999.<br><br>The property contains a total gross floor area of approximately 44,351.55 square meters.<br><br>The property is held for a term of 40 years term ended at 8 October 2045. | The property is occupied by the Group under renovation and expected to be operated as hotel in the second half of 2006. | 330,000,000<br><br>75.03% interest attributable to the Group<br><br>247,600,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Wu Fang Quan Zheng Jiang Zi No. 200503647, the 1st to 31st floor of a 51-storey hotel building with a gross floor area of approximately 44,351.55 square meters is held by Wuhan Jin Jiang Grand Hotel, a 75.03% owned subsidiary of the Company.

2. Pursuant to the State owned Land Use Right Certificate Wu Guo Yong (2005) No. 0987, a parcel of land with a shared site area of approximately 2,474.49 square meters is held by Wuhan Jin Jiang Grand Hotel, a 75.03% owned subsidiary of the Company, for a term ended at 8 October 2045 for hotel use.

3. The PRC legal opinion states, inter alia, that:

   a. Wuhan Jin Jiang Grand Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Wuhan Jin Jiang Grand Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Wuhan Jin Jiang Grand Hotel Co., Ltd. was incorporated by the Company and Shanghai Jin Jiang International Hotel Development Co., Ltd (a related party) with a registered capital of RMB56,000,000 of which the Company and Shanghai Jin Jiang International Hotel Development Co., Ltd was entitled to 50% and 50% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 33. | Tianjing Tanggu Inn No. 2–98, He Bei Road, Tanggu District Tianjin The PRC | The property comprises a 7-storey hotel building completed in 2005.<br><br>The property contains a gross floor area of approximately 4,672.78 square meters erected on a land parcel with a site area of approximately 1,436.1 square meters.<br><br>The property is held for a term of 40 years expiring on 5 June 2044. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | 32,000,000<br><br>70.03% interest attributable to the Group<br><br>22,410,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Fang Quan Zheng Tang Gu Zi No. 070140618, a 7-storey hotel building with a gross floor area of approximately 4,672.78 square meters is held by Tianjing Jin Jiang Inn Co., Ltd, a 70.03% owned subsidiary of the Company.

2. Pursuant to the State owned Land Use Right Certificate Tang Dan Guo Yong (2004) No. 280, a parcel of land having a site area of approximately 1,436.1 square meters is held by Tianjin Jin Jiang Inn Co., Ltd, a 70.03% owned subsidiary of the Company, for a term of 40 years expiring on 5 June 2044 for commercial service use.

3. The PRC legal opinion states, inter alia, that:

   a. Tianjin Jin Jiang Inn Co., Ltd. has obtained the proper legal title of the subject property.

   b. Tianjin Jin Jiang Inn Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Tianjin Jin Jiang Inn Co., Ltd. was incorporated by Shanghai Jin Jiang International Hotel Investment Co., Ltd and Shanghai Jin Jiang International Hotel Development Co., Ltd (a related party) with a registered capital of RMB20,000,000 of which Shanghai Jin Jiang International Hotel Investment Co., Ltd and Shanghai Jin Jiang International Hotel Development Co., Ltd was entitled to 50% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 34. | Tianjin Train Station Inn No. 17, Jinbu Dao, Heibei District Tianjin The PRC | The property comprises a 10-storey hotel building and two ancillary buildings completed in 2005.<br><br>The property contains a gross floor area of approximately 9,371.21 square meters. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | No Commercial Value<br><br>90.01% interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Building Ownership Certificate Fang Quan Zheng He Bei Zi No. 050172103, a 10-storey building and an ancillary building with a total gross floor area of approximately 8,813.75 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company.

2. Pursuant to the Building Ownership Certificate Fang Quan Zheng He Bei Zi No. 050172104, a 2-storey building with a gross floor area of approximately 557.46 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company.

3. As Shanghai Jin Jiang International Hotel Investment Co., Ltd is in the process of application of the State-owned Land Use Right Certificate, we have ascribed no commercial value to the property in the course of our valuation.

4. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotel Investment Co., Ltd. is in the process of application of the State-owned Land Use Right Certificate. There is no significant obstacle to obtain the State-owned Land Use Right Certificate.

   b. Shanghai Jin Jiang International Hotel Investment Co., Ltd. will be entitled to freely transfer, let and mortgage the property when it obtain the State Owned Land Use Right Certificate.

   c. Shanghai Jin Jiang International Hotel Investment Co., Ltd. was incorporated by the Company and Shanghai Jin Jiang International Hotel Development Co., Ltd (a related party) with a registered capital of RMB300,000,000, of which the Company and Shanghai Jin Jiang International Hotel Development Co., Ltd was entitled to 80% and 20% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 35. | Wuhan Wuchang Inn B1 Building, Ding Zi Qiao, Wuchang District, Wuhan City, Hubei Province The PRC | The property comprises 2 10-storey hotel buildings and 2 ancillary buildings completed in or about 1996.<br><br>The property contains a gross floor area of approximately 11,961.50 square meters. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | No Commercial Value<br><br>90.01% interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Building Ownership Certificate Wu Fang Quan Zheng Chang Zi No. 200514316, a 10-storey hotel building with a gross floor area of approximately 8,036.21 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd, a 90.01% owned subsidiary of the Company, for commercial service use.

2. Pursuant to the Building Ownership Certificate Wu Fang Quan Zheng Chang Zi No. 200516745, a 10-storey hotel building with gross floor area of approximately 3,078.19 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd, a 90.01% owned subsidiary of the Company, for commercial service use.

3. Pursuant to the Building Ownership Certificate Wu Fang Quan Zheng Chang Zi No. 200516741, the first floor of an 8-storey building with a gross floor area of approximately 391.04 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd, a 90.01% owned subsidiary of the Company, for other use.

4. Pursuant to the Building Ownership Certificate Wu Fang Quan Zheng Chang Zi No. 200516742, the 2nd floor of an 8-storey building with a gross floor area of approximately 456.06 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company, for other use.

5. As Shanghai Jin Jiang International Hotel Investment Co., Ltd is in the process of application of the State-owned Land Use Right Certificate, we have ascribed no commercial value to the property in the course of our valuation.

6. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotel Investment Co., Ltd is in the process of application of the State-owned Land Use Right Certificate. There is no significant obstacle to obtain the State-owned Land Use Right Certificate.

   b. Shanghai Jin Jiang International Hotel Investment Co., Ltd is entitled to freely transfer, let and mortgage the property when it obtain the land use right certificate.

   c. Shanghai Jin Jiang International Hotel Investment Co., Ltd was incorporated by the Company and Shanghai Jin Jiang International Hotel Development Co., Ltd (a related party) with a registered capital of RMB300,000,000 of which the Company and Shanghai Jin Jiang International Hotel Development Co., Ltd was entitled 80% and 20% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 36. | Hainan Haikou Inn No. 36, Wenming Road (East), Haikou City, Hainan Province The PRC | The property comprises a 16-storey hotel building and 2 ancillary buildings completed in or about 1990s.<br><br>The property contains a gross floor area of approximately 16,330.94 square meters erected on a parcel of land with total site area of approximately 1,596.25 square meters.<br><br>The property is held for a term expiring on 10 April 2059. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | 27,380,000<br><br>90.01% interest attributable to the Group<br><br>24,640,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Haikou ShiFang Quan Zheng Hai Fang Zi No. 11092, the 1st, 3rd, 4th and 13rd–16th floor of a 16-storey hotel building with a gross floor area of approximately 8,255.89 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company, for commercial use.

2. Pursuant to the Building Ownership Certificate Haikou ShiFang Quan Zheng Hai Fang Zi No. HK038944, the 2nd and 5th floor of a 16-storey hotel building with a gross floor area of approximately 1,959.36 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company, for commercial use.

3. Pursuant to the Building Ownership Certificate Haikou ShiFang Quan Zheng Hai Fang Zi No. HK038946, the 6th and 7th floor of a 16-storey hotel building with a gross floor area of approximately 1,747.34 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company, for commercial use.

4. Pursuant to the Building Ownership Certificate Haikou ShiFang Quan Zheng Hai Fang Zi No. HK038926, the 8th and 9th floor of a 16-storey hotel building with a gross floor area of approximately 1,747.34 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd. a 90.01% owned subsidiary of the Company, for commercial use.

5. Pursuant to the Building Ownership Certificate Haikou ShiFang Quan Zheng Hai Fang Zi No. HK038941, the 10th and 11th floor of a 16-storey hotel building with a gross floor area of approximately 1,747.34 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd., a 90.01% owned subsidiary of the Company, for commercial use.

6. Pursuant to the Building Ownership Certificate Haikou ShiFang Quan Zheng Hai Fang Zi No. HK038942, the 12th floor of a 16-storey hotel building with a gross floor area of approximately 873.67 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd, a 90.01% owned subsidiary of the Company, for commercial use.

7. Pursuant to the State-owned Land Use Right Certificate Hai Kou Shi Guo Yong (2005) No. 005130, a parcel of land having a site area of approximately 1,596.25 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd,, a 90.01% owned subsidiary of the Company, for a term expiring on 10 April 2059, for complex residential use.

8. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotel Investment Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jin Jiang International Hotel Investment Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 37. | Shaoxing Shengli Road Inn<br>No. 748, Shangli Road (West), Shaoxing City<br>Zhejiang Province<br>The PRC | The property comprises a 7-storey hotel building and two ancillary buildings completed in or around 2005.<br><br>The property has a total gross floor area of approximately 7,368.66 square meters erected on a land parcel with a site area of approximately 5,040.2 square meters with approximately 191 guestrooms.<br><br>The property is held for a term expiring on 27 December 2045. | The property is occupied by the Group as hotel. | 48,890,000<br><br>81.23% interest attributable to the Group<br><br>39,710,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Shao Zi Yi Fang Quan Zheng Zi No. 00000048, a 7-storey hotel building and 2 ancillary buildings with a total gross floor area of approximately 7,368.66 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd, a 81.23% owned subsidiary of the Company.

2. Pursuant to the State-owned Land Use Right Certificate Shao Shi Guo Yong (2003) Zi No. 1-11835, a parcel of land with a site area of approximately 5,040.2 square meters is held by Shanghai Jin Jiang International Hotel Investment Co., Ltd, a 81.23% owned subsidiary of the Company, for a term expiring on 27 December 2045 for commercial service use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotel Investment Co., Ltd. has been renamed to Jin Jiang Inn Company Limited.

   b. Jin Jiang Inn Company Limited has obtained the proper legal title of the subject property.

   c. Jin Jiang Inn Company Limited is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 38. | Ningbo Metro Inn<br>Song Zhao Qiao Village,<br>Zhong Gong Miao Town,<br>Yinzhou District<br>Ningbo City<br>Zhejiang Province<br>The PRC | The property comprises a 4-storey hotel building completed in or about 1999.<br><br>The property contains a gross floor area of approximately 4,961.39 square meters erected on a parcel of land with a site area of approximately 5,331 square meters with approximately 112 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 14 April 1998 to 13 April 2038. | The property is occupied by the Group as hotel. | 39,750,000<br><br>82.07% interest attributable to the Group<br><br>*32,620,000* |

*Notes:*

1. Pursuant to the Building Ownership Certificate Yin Fang Quan Zheng Zhong Zi No. A200204046, a 4-storey hotel building with a gross floor area of approximately 4,961.39 square meters is held by Ningbo Jinbo Hotel, a 82.07% owned subsidiary of the Company.

2. Pursuant to the State owned Land Use Right Certificate Yin (Zhong) Guo Yong (2002) Zi No. 0001, a parcel of land with a site area of approximately 5,331 square meters is held Ningbo Jinbo Hotel, a 82.07% owned subsidiary of the Company, for a term of 40 years term commencing from 14 April 1998 to 13 April 2038 for commercial use.

3. The PRC legal opinion states, inter alia, that:

   a. Ningbo Jinbo Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Ningbo Jinbo Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Ningbo Jinbo Hotel Co., Ltd was incorporated by Jin Jiang Inn Co., Ltd. and Shanghai Jinle Hotel Co., Ltd, a related party with a registered capital of RMB5,000,000 of which Jin Jiang Inn Co., Ltd and Shanghai Jinle Hotel Co., Ltd was entitled to 80% and 20% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 39. | Shanghai Xinzhuang Inn No. 19, Shuiqing Road (South), Shanghai The PRC | The property comprises a 7-storey hotel building completed in or about 1999.<br><br>The property contains a gross floor area of approximately 6,844.92 square meters erected on a parcel of land with total site area of approximately 3,501 square meters with approximately 148 guestrooms. | The property is occupied by the Group as hotel. | No Commercial Value<br><br>56.86% interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Min Zi (2005) No. 040820, a 7-storey hotel building with a gross floor area of approximately 6,844.92 square meters erected on a parcel of allocated land having a site area of approximately 3,501 square meters is held by Shanghai Jinhai Hotel Co., Ltd, a 56.86% owned subsidiary of the Company.

2. In the course of our valuation, we have ascribed no commercial value to the property situated on the allocated land because of the lack of transferability. For indicative purpose, the total depreciated replacement cost of the buildings as at the date of valuation was RMB9,860,000.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jinhai Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. As the legal status of the land is allocated from the government, Shanghai Jinhai Hotel Co., Ltd is not entitled to transfer, let and mortgage the property.

   c. Shanghai Jinhai Hotel Co., Ltd was incorporated by Jin Jiang Inn Co., Ltd and 上海閔行區商業建設公司 (Shanghai Minhang District Commercial Construction Co., Ltd) an independent third party with a registered capital of RMB10,000,000 of which Jin Jiang Inn Co., Ltd and Shanghai Minhang District Commercial Construction Co., Ltd was entitled to 70% and 30% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 40. | Shanghai Huamu Inn<br>No. 1121, Pujian Road, Shanghai<br>The PRC | The property comprises 4 interconnected hotel buildings completed in or about 1996.<br><br>The property has approximately 266 guestrooms occupying a gross floor area of approximately 9,407 square meters erected on a parcel of land with total site area of approximately 5,610 square meters with.<br><br>The property is held for a term of 40 years term commencing from 25 July 2002 to 24 July 2042. | The property is occupied by the Group as hotel. | 90,390,000<br><br>64.98% interest attributable to the Group<br><br>58,740,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Pu Zi (2002) No. 062106, 4 connected hotel buildings with a total gross floor area of approximately 9,407 square meters erected on a parcel of land having a site area of approximately 5,610 square meters is held by Shanghai Jinhua Hotel Co., Ltd, a 64.98% owned subsidiary of the Company for a term of 40 years term commencing from 25 July 2002 to 24 July 2042 for hotel use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jinhua Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jinhua Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Shanghai Jinhua Hotel Co., Ltd. was incorporated by Jin Jiang Inn Co., Ltd and 上海花木經濟發展總公司 (Shanghai Huamu Economic Development Co., Ltd) an independent third party with a registered capital of RMB10,000,000 of which Jin Jiang Inn Co., Ltd and Shanghai Huamu Economic Development Co., Ltd was entitled to 80% and 20% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 41. | Yangzhou Siwangting Road Inn<br>No. 363, Siwangting Road,<br>Yangzhou City<br>Jiangsu Province<br>The PRC | The property comprises a 5-storey hotel building completed in or around 2004.<br><br>The property contains a gross floor area of approximately 6,124.73 square meters erected on a parcel of land with a site area of approximately 3,383.2 square meters with approximately 153 guestrooms.<br><br>The property is held for a term of 40 years term commencing from 23 January 2002 to 22 January 2042. | The property is occupied by the Group as hotel. | No Commercial Value<br><br>60.92% interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Building Ownership Certificate Yong Fong Quan Zheng Zi No. 100554, a 5-storey hotel building with a gross floor area of approximately 6,124.73 square meters is held by Yangzhou Jinyang Hotel Co., Ltd, a 60.92% owned subsidiary of the Company.

2. Pursuant to the State-owned Land Use Right Certificate Yang Guo Yong (2002 D) Zi No. 281, a parcel of land with a site area of approximately 3,383.2 square meters is held by Yangzhou Jinyang Hotel Co. Ltd, a 60.92% owned subsidiary of the Company, for a term of 40 years term commencing from 23 January 2002 to 22 January 2042 for commercial service use.

3. As Yangzhou Jinyang Hotel Co., Ltd is in the process of application of the State-owned Land Use Right Certificate, we have ascribed no commercial value to the property in the course of our valuation.

4. The PRC legal opinion states, inter alia, that:

   a. Yangzhou Jinyang Hotel Co., Ltd. is in the process of application of the state-owned Land Use Right Certificate. There is no significant obstacle to obtain the State-owned Land Use Right Certificate.

   b. The State owned Land Use Right Certificate Yang Guo Yong (2002) D Zi No. 281 is issued only for construction period.

      Yangzhou Jinyang Hotel Co., Ltd should obtain New Land Use Right Certificate when the Construction is completed.

      Yangzhou Jinyang Hotel Co., Ltd will be entitled to freely transfer, let and mortgage the property when it obtain the new certificate.

   c. Yangzhou Jinyang Hotel Co., Ltd. was incorporated by Jin Jiang Inn Co., Ltd and 揚州市雙橋鄉農工商總公司 (Yangzhou Shuangqiao Nong Gong Shang Group Co.), an independent third party with a registered capital of RMB8,000,000 of which Jin Jiang Inn Co., Ltd and Yangzhou Shuangqiao Nong Gong Shang Group Co., was entitled to 75% and 25% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | (RMB) |
| 42. | Suzhou Leyuan Inn No. 418, Changjiang Road, Suzhou City Jiangsu Province The PRC | The property comprises 3 interconnected hotel buildings completed in or around 2003.<br><br>The property contains a gross floor area of approximately 5,309.31 square meters erected on a parcel of land with a site area of approximately 7,163.93 square meters with approximately 116 guestrooms.<br><br>The property is held for a term ended at 13 April 2048. | The property is occupied by the Group as hotel. | 44,210,000<br>48.74% interest attributable to the Group<br><br>21,550,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Su Fang Quan Zheng Xin Qu Zi No. 00010282, 3 connected hotel buildings with a combined gross floor area of approximately 5,309.31 square meters is held by Suzhou Jinshi Hotel Co., Ltd, a 48.74% owned subsidiary of the Company.

2. Pursuant to the State-owned Land Use Right Certificate Su Xin Guo Yong (2001) No. 0995, a parcel of land with a site area of approximately 7,163.93 square meters is held by Suzhou Jinshi Hotel Co., Ltd, a 48.74% owned subsidiary of the Company for a term ended at 13 April 2048 for commercial service use.

3. The PRC legal opinion states, inter alia, that:

   a. Suzhou Jinshi Hotel Co., Ltd. has obtained the proper legal title of the subject property.

   b. Suzhou Jinshi Hotel Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Suzhou Jinshi Hotel Co., Ltd. was incorporated by Jin Jiang Inn Co., Ltd and 蘇州新區獅山工商總公司 (Suzhou New District Shishan Co., Ltd) an independent third party with a registered capital of RMB10,000,000 of which Jin Jiang Inn Co., Ltd and Suzhou New District Shishan Co., Ltd was entitled to 60% and 40% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 43. | Zhengzhou Inn No. 96, Cheng Dong Road, Huizu District, Zhengzhou City Henan Province The PRC | The property comprises an 8-storey hotel building and 3 ancillary buildings completed in or about 1995.<br><br>The property contains a gross floor area of approximately 9,095.1 square meters erected on a parcel of land with a site area of approximately 5,078.5 square meters.<br><br>The property is held for a term of 40 years ended at 21 June 2046. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | 37,500,000<br><br>89.13% interest attributable to the Group<br><br>33,420,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Zheng Fang Quan Zheng Zi No. 0501060642, an 8-storey hotel building, with a gross floor area of approximately 5,601.74 square meters, is held by Zhengzhou Jin Jiang Inn Co., Ltd, a 89.13% owned subsidiary of the Company for commercial service use.

2. Pursuant to the Building Ownership Certificate Zheng Fang Quan Zheng Zi No. 0501060638, a 3-storey hotel building, with a gross floor area of approximately 2,893.68 square meters, is held by Zhengzhou Jin Jiang Inn Co., Ltd, a 89.13% owned subsidiary of the Company for office use.

3. Pursuant to the Building Ownership Certificate Zheng Fang Quan Zheng Zi No. 0501060632, a 2-storey hotel building, with a gross floor area of approximately 284.10 square meters, is held by Zhengzhou Jin Jiang Inn Co., Ltd, a 89.13% owned subsidiary of the Company for office use.

4. Pursuant to the Building Ownership Certificate Zheng Fang Quan Zheng Zi No. 0501060636, a 1-storey hotel building, with a gross floor area of approximately 315.58 square meters, is held by Zhengzhou Jin Jiang Inn Co. Ltd, a 89.13% owned subsidiary of the Company for office use.

5. Pursuant to the State-owned Land Use Right Certificate Zheng Guo Yong (2006) No. 0495, a parcel of land with a site area of approximately 5,078.5 square meters is held by Zhengzhou Jin Jiang Inn Co., Ltd, a 89.13% owned subsidiary of the Company, for a term of 40 years ended at 21 June 2046 for commercial service use.

6. The PRC legal opinion states, inter alia, that:

   a. Zhengzhou Jin Jiang Inn Co., Ltd. has obtained the proper legal title of the subject property.

   b. Zhengzhou Jin Jiang Inn Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Zhengzhou Jin Jiang Inn Co., Ltd. was incorporated by Shanghai Jin Jiang International Hotel Investment Co., Ltd and Jin Jiang Inn Investment Co. Ltd a related party with a registered capital of RMB20,000,000 of which Shanghai Jin Jiang International Hotel Investment Co., Ltd and Jin Jiang Inn Co., Ltd was entitled to 90% and 10% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 44. | Xian Jie Fang Road Inn No. 110, Jiefang Road, Xincheng District, Xi'an City Shanxi Province The PRC | The property comprises an 8-storey hotel building and 3 ancillary buildings completed in or about 1994.<br><br>The property contains a gross floor area of approximately 8,676.68 square meters erected on a parcel of land with a site area of approximately 2,353.9 square meters.<br><br>The property is held for a term of 40 years ended at 29 June 2039. | The property is occupied by the Group under renovation and expected to be operated as hotel at the end of 2006. | 36,500,000<br><br>89.92% interest attributable to the Group<br><br>32,820,000 |

*Notes:*

1. Pursuant to the Building Ownership Certificate Xi An Shi Fang Quan Zhen Xin Cheng Qu Zi No. 064788, an 8-storey hotel building and 3 ancillary buildings with a gross floor area of approximately 8,676.68 square meters is held by Xi An Jin Jiang Inn Co., Ltd, a 89.92% owned subsidiary of the Company.

2. Pursuant to the State-owned Land Use Right Certificate Xi Xin Guo Yong (2005) No. 1007, a parcel of land with a site area of approximately 2,353.9 square meters is held by Xi An Jin Jiang Inn Co., Ltd, a 89.92% owned subsidiary of the Company, for a term of 40 years term ended at 29 June 2039 for commercial service use.

3. The PRC legal opinion states, inter alia, that:

   a. Xi'an Jin Jiang Inn Co., Ltd. has obtained the proper legal title of the subject property.

   b. Xi'an Jin Jiang Inn Co., Ltd. is entitled to freely transfer, let and mortgage the property.

   c. Xi'an Jin Jiang Inn Co., Ltd. was incorporated by Shanghai Jin Jiang International Hotel Investment Co., Ltd and Hangzhou Jin Jiang Inn Co., Ltd a related party with a registered capital of RMB20,000,000 of which Shanghai Jin Jiang International Hotel Investment Co., Ltd and Hangzhou Jin Jiang Inn Co., Ltd was entitled to 90% and 10% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 45. | Xuzhou Inn No. 15 Building, West District of Heping New Estate, Xuzhou City Jiangsu Province The PRC | The property comprises a 8-storey hotel building completed in or about 1990s.<br><br>The property contains a gross floor area of approximately 4,366.49 square meters erected on a parcel of land with a site area of 1,293.30 square meters<br><br>The property is held for a term ended at 9 August 2046. | The property is occupied by the Group and expected to start operation as hotel at the end of 2006. | 15,500,000<br><br>90.01% Interest attributable to the Group<br><br>13,950,000 |

*Notes:*

1. Pursuant to the building Ownership Certificate Xu Fang Quan Zheng Quanshan Zi No. 103389, a 8-storey hotel building with gross floor area of 4,366.49 square meters is held by Shanghai Jinjiang International Hotel Investment Co.,Ltd, a 90.01% subsidiary of the Company.

2. Pursuant to the Land Use Right Ownership Certificate Xu Tu Guo Yong (2006) Zi No.22450, a parcel of land with gross site area of 1,293.30 square meters is held by Shanghai Jinjiang International Hotel Investment Co.,Ltd, a 90.01% subsidiary of the Company, for a term ended at 9 August 2046 for commercial and office use.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jinjiang International Hotel Investment Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai Jinjiang International Hotel Investment Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

### Group II — Property Interests Held by the Group in the PRC as Warehouse and Factory

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 46. | An industrial complex located at No. 711, Pangu Road Shanghai The PRC | The property contains an industry complex of 6 buildings with a total gross floor area of approximately 2,958.89 square meters erected on a parcel of land with total site area of approximately 3,513 square meters completed in 1991.<br><br>The property is held for a term of 50 years commencing from 15 January 1998 to 14 January 2048. | The property is occupied by the Group as warehouse. | 3,510,000<br><br>50.05% interest attributable to the Group<br><br>1,760,000 |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Bao Zi (2003) No. 017410, a group of property with 6 buildings containing a total gross floor area of approximately 2,958.89 square meters erected on a parcel of land having a site area of approximately 3,513 square meters is held by Shanghai New Asia (Group) Co., Ltd, a 50.05% owned subsidiary of the Company, for a term commencing from 15 January 1998 to 14 January 2048 for industry use.

2. The PRC legal opinion states, inter alia, that:

   a. Shanghai New Asia (Group) Co., Ltd. has obtained the proper legal title of the subject property.

   b. Shanghai New Asia (Group) Co., Ltd. is entitled to freely transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 47. | An industrial complex located at No. 1724, Humin Road Shanghai The PRC | The property contains a industry complex of 7 buildings with a total gross floor area of approximately 7,487.09 square meters erected on a parcel of land with total site area of approximately 9,798 square meters completed in or about 1980s.<br><br>The property is built on a parcel of allocated land with gross site area of 9,798 square meters. | The property is occupied by the Group as factory. | No Commercial Value<br><br>50.05% interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Real Estate Ownership Certificate Hu Fang Di Min Zi (1998) No. 005676, a group of property with 7 buildings containing gross floor area of approximately 7,487.09 square meters erected on a parcel of allocated land with a site area of approximately 9,798 square meters is held by Shanghai New Asia Food Factory, a 50.05% owned subsidiary of the Company for industry use.

2. In the course of our valuation, we have ascribed no commercial value to the property situated on the allocated land because of the lack of transferability. For indicative purpose, the total depreciated replacement cost of the buildings as at the date of valuation was RMB3,590,000.00.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai New Asia Food Factory has obtained the title of the subject property.

   b. As the legal status of the land is allocated from the government, Shanghai New Asia Food Factory is not entitled to transfer, let and mortgage the property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 48. | A piece of land located at No. 51, Guangyue Road Shanghai The PRC | The property contains a parcel of allocated land with a total site area of approximately 1,068 square meters. | The property is occupied by independent third parties. | No Commercial Value<br><br>50.05% interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. Pursuant to the Land Use Right Certificate Hu Guo Yong (Hong Kou) Zi No. 024763, a parcel of allocated land with a total site area of approximately 1,068 square meters is held by Shanghai Food and Beverage Serving Equipment Co., Ltd, a 50.05% owned subsidiary of the Company.

2. In the course of our valuation, we have ascribed no commercial value to the property because of the lack of transferability.

3. The PRC legal opinion states, inter alia, that:

   a. Shanghai Food and Beverage Serving Equipment Co., Ltd. has obtained the title of the subject property.

   b. As the legal status of the land is allocated from the government, Shanghai Food and Beverage Serving Equipment Co., Ltd. is not entitled to transfer, let and mortgage the property.

## VALUATION CERTIFICATE

### Group III — Property Interests Held by the Group under Development in the PRC

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 49. | Shanghai Lin Gang Xin Cheng Inn<br>Block WNW-A1-7-1<br>Commercial District,<br>Lingang Xincheng<br>Shanghai<br>The PRC | The property comprises a parcel of land with a site area of approximately 6,502.8 square meters.<br><br>The property is held for a term of 40 years. | The property is a vacant land owned by the Group to be developed as hotel. | 4,020,000<br><br>82.11% Interest attributable to the Group<br><br>3,300,000 |

*Notes:*

1. Pursuant to the <Shanghai State Owned Land Use Rights Transfer Contract>, Shanghai Dishuihu Jin Jiang Inn Co., Ltd., a 82.11% owned subsidiary of the Company, acquired the land use rights of a parcel of land locates at Block WNW-A1-7-1 *Commercial District*, Lingang Xincheng from Shanghai Lingang Xincheng Management Committee at a consideration of RMB3,900,000.

2. The PRC legal opinion states, inter alia, that:

   a. There is no significant legal obstacle for Shanghai Di Shuihu Jin Jiang Inn Co., Ltd to obtain the proper legal title of the subject property.

   b. Shanghai Di Shuihu Jin Jiang Inn Co, Ltd was Incorporated by Jin Jiang Inn Co., Ltd. and Shanghai Jin Jiang International Hotel Investment Co., Ltd a related party with a registered capital of RMB20,000,000 of which Jin Jiang Inn Co., Ltd and Shanghai Jin Jiang International Hotel Investment Co., Ltd was entitled to 90% and 10% respectively.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 50. | Shanxi Taiyuan Inn No. 69, Qiaotou Street, Taiyuan City Shanxi Province The PRC | The property comprises a parcel of land with a gross site area of approximately 1,538.82 square meters and an under development project with a planned total floor area of 12,167 square meters.<br><br>The property is held for a term ended at March 2056. | The property is occupied by the Group and expected to operate as hotel. | No Commercial Value<br><br>90.01% Interest attributable to the Group<br><br>No Commercial Value |

*Notes:*

1. *Pursuant to the Real Estate Transaction Contract, Shanghai Jinjiang International Hotel Investment Co.,* Ltd., a 90.01% subsidiary of the Company, acquired the land use rights and an under development project locates at No. 69 Qiaotou Street, Taiyuan City from Shanxi Yiju Real Estate Development Co., Ltd at a consideration of RMB40,800,000.

2. Pursuant to the Construction Project Planning Permission Certificate ( Bing Gui Jian Zheng No.713) issued by Taiyuan Planning Bureau, a commercial building located at No.69 Qiaotou Street with planned floor area of 12,167 square meters is permitted to be developed by Taiyuan Real Estate Co., Ltd.

3. Pursuant to the the Land Use Right Certificate Taiyuan Bing Zheng Di Guo Yong (2006) No. 00147, a parcel of land with gross site area of 8,596.69 square meters is held by Shanxi Yiju Real Estate Development Co., Ltd

4. In the course of our valuation, we have ascribed no commercial value to the property as Shanghai Jin Jiang International Hotel Investment Co., Ltd is in the process of application of the State-owned Land Use Right Certificate and Building Ownership Certificate.

5. The PRC legal opinion states, inter alia, that:

   a. Shanghai Jin Jiang International Hotel Investment Co., Ltd. is in the process of application of the State-owned Land Use Right Certificate and Building Ownership Certificate. There is no significant obstacle to obtain the State-owned Land Use Right Certificate and Building Ownership Certificate.

   b. Shanghai Jin Jiang International Hotel Investment Co., Ltd. will be entitled to freely transfer, let and mortgage the property when it obtain the state owned Land Use Right Certificate and Building Ownership Certificate.

## VALUATION CERTIFICATE

### Group IV — Property Interests Rented and Occupied by the Group in the PRC

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 51. | Room 1209 No. 489, Pudian Road, Pudong New District, Shanghai The PRC | The property comprises an office unit on 12th Floor of a commercial building completed in or about 1994.<br><br>The property contains a total gross floor area of approximately 115.74 square metres.<br><br>The property is rented by the Group from a related third party for a term of 3 years commencing from 1 July 2006 to 31 December 2008 at a monthly rent of RMB6,944. | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | (RMB) |
| 52. | 5F, No. 51<br>Guangdong Road<br>Shanghai<br>The PRC | The property comprises one office floor in a multi-storey building, which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 756 square metres and is rented by the Group from a related third party for a term of one year commencing from 1 January 2006 to 31 December 2006 at a monthly rent of RMB47,628. | The property is occupied by the Group for office use. | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   *The lease agreement in respect of the subject property is valid and enforceable.*

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 53. | No. 182–222 Shanxi Road (South), Huangpu District, Shanghai The PRC | The property comprises a 8-storey hotel building completed in or about 1931.<br><br>The property contains a total gross floor area of approximately 9,189.47 square metres.<br><br>The property is rented by the Group from an independent third party for a lease term of ten years commencing from 1 May 1997 to 30 April 2007 at a monthly rent of RMB38,678.25. | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The *PRC legal opinion states, inter alia* that:

   a. The operation title of the subject property was authorized to Shanghai New Hang Pu (Group) Co., Ltd. by Shanghai Municipal Housing, Land and Resource Administration Bureau; and Shanghai New Huang Pu (Group) Co., Ltd. granted Shanghai Rui Fu Real estate Co., Ltd. to rent the subject property.

   b. The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 54. | No. 1 Lane 2701 Zhongshan Road (North), Putuo District, Shanghai The PRC | The property comprises a 13-storey hotel building completed in or about 1978.<br><br>The property contains a gross floor area of approximately 5,514.59 square meters.<br><br>The property is rented by the Group from an independent third party for a lease term of 2 years commencing from 1 July 2006 to 30 June 2008 at a monthly rent of RMB45,759.01. | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The landlord of the subject property cannot produce any proper legal title document of the subject property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 55. | No 1418, Gonghe Xin Road, Zhabei District Shanghai The PRC | The property comprises one building and other structures completed in or about 1996.<br><br>The property has a gross floor area of approximately 7136.8 square metres and is rented by the Group from a related third party for a term of 5 years commencing from 1 September 2003 to 31 August 2008.<br><br>The monthly rent was fixed at RMB48,000 | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 56. | No. 1171–1173, Xinzha Road, Jing'an District, Shanghai The PRC | The property comprises one unit in a single-storey building, which completed in or about 1929.<br><br>The property has a gross floor area of approximately 80.43 square metres and is rented by the Group from an independent third party for a term of 20 years commencing from 1 November 1992 to 31 October 2012 at a monthly rent of at RMB398.72 | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The landlord of the subject property cannot produce any proper legal title document of the subject property.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 57. | 4F, No. 51<br>Guangdong Road<br>Shanghai<br>The PRC | The property comprises one Office floor in a multi-storey building, which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 756 square metres and is rented by the Group from a related third party for a term of one year commencing from 1 January 2006 to 31 December 2006 at a monthly rent of RMB47,628 | The property is occupied by the Group for office use. | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 58. | 1F, Building 3, No. 1700, Beijing Road (West), Jingan District, Shanghai The PRC | The property comprises one office floor in a multi-storey building, which completed in or about 1994.<br><br>The property has a gross floor area of approximately 650 square metres and is rented by the Group from an independent third party for a term of 9 years commencing from 1 October 2003 to 31 August 2012 at an annual rent of at RMB280,000 | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 59. | No. 440, Chaobao Road, Shanghai The PRC | The property comprises one hotel building and ancillary structures completed in or about 1987.<br><br>The property has a gross floor area of approximately 6,217.3 square metres and is rented by the Group from an independent third party for a term of 20 years commencing from 27 August 2004. For the first 3-year period, the annual rent payable is RMB1,350,000 Thereafter, the annual rent will be increased 3% every 2 years. | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The land use of the property is not conforming to the permitted use from the relevant land administrative authorities. According to the PRC law, the lessor need obtain the approval to change the land use.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 60. | No 1418, Gonghe Xin Road, Zhabei District Shanghai The PRC | The property comprises one office completed in or about 1996.<br><br>The property has a gross floor area of approximately 15 square metres and is rented by the Group from a related third party for a term of 2 years commencing from 16 June 2006 to 31 December 2008.<br><br>The annual rent was fixed at RMB6,570 | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006<br>(RMB) |
|---|---|---|---|---|
| 61. | 2F, No. 1277, Beijing Road (West), Shanghai The PRC | The property comprises 2nd Floor in GuoLiu Hotel, which completed in or about 1998.<br><br>The property has a gross floor area of approximately 818.18 square metres and is rented by the Group from an independent third party for a term of 2 years commencing from 16 February 2006 to 28 February 2008 at a monthly rent has of RMB69,689 | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | (RMB) |
| 62. | No. 123, Xizang Road (South), Shanghai The PRC | The property comprises a 11-storey hotel building, completed in or about 1929.<br><br>The property contains a gross floor area of approximately 12,950 square metres.<br><br>The property is rented by the Group from an independent third party for a term of 15 years commencing from 31 August 1982 to 31 August 2007. In 1994, the annual rent payable was RMB1,200,000. From 31 August 1995 to 31 August 2002, the annual rent payable was increased by 5% every year. From 31 August 2003 to 31 August 2005, the annual rent was increased by 2% every year. From 31 August 2006 to 31 August 2007, the annual rent will be increased by 5%. | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 63. | 6F, No. 776 Huaihai Zhong Road Shanghai The PRC | The property comprises the 6th floor in a multi-storey building. The property is rented by the Group from a related third party for a term of 4 years commencing from 1 December 2004 to 31 December 2008 at an annual rent of RMB4,800,000 | The property is occupied by the Group for air-condition facility use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 64. | No. 333, Linqing Road, Yangpu District, Shanghi The PRC | The property comprises two 9-storey buildings and ancillary structures completed in or about 1990.<br><br>The property has a gross floor area of approximately 15,000 square metres and is rented by the Group from an independent third party for a term of 27 years commencing from 1 January 1998 to 31 December 2025.<br><br>For the first 3-year period, the annual rent was fixed at RMB5,200,000. For the second 3-year period, the annual rent was at RMB5,300,000. As for the third 3-year period, the annual rent has been fixed at RMB6,000,000.<br><br>Thereafter, the annual rent will be increased by RMB500,000 every 3 years. | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   a. According to the PRC Law, the lease term cannot exceed 20 years, the lease term of the subject lease agreement would be 20 years. The valid lease term is from 1 January 1998 to 1 January 2018.

   b. As the landlord cannot produce the land use right certificate of the property, the property may be located on the allocated land.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 65. | Room 8213, 8218<br>No. 889, Yanggao Road (South)<br>Pudong New District, Shanghai<br>The PRC | The property comprises 2 Rooms in Shanghai Eastern Jinjiang Hotel, which completed in or about 1990's.<br><br>The property has a gross floor area of approximately 50 square metres and is rented by the Group from a related third party for a term of 3 years commencing from 21 February 2006 to 31 December 2008.<br><br>The monthly rent was fixed at RMB60,000. | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 66. | Room 2604–2610, No. 100, Yan'an Road (East), Huangpu District Shanghai The PRC | The property comprises 4 rooms in a multi-storey building,which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 700 square metres and is rented by the Group from a related third party for a term of nearly 3 years at an annual rent of RMB105,140.The lease will be expired at 31 December 2008. | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 67. | Room 2601–2603, 26F No. 100, Yan'an Road (East), Huangpu District Shanghai The PRC | The property comprises various rooms in a multi-storey building,which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 230 square metres and is rented by the Group from a related third party for a term of 2 years and 3 months commencing from 1 October 2006 to 31 December 2008 at an annual rent of RMB414,552. | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 68. | Room 2501–2506, 25F No. 100, Yan'an Road (East), Huangpu District Shanghai The PRC | The property comprises 6 rooms in a multi-storey building,which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 620 square metres and is rented by the Group from a related third party for a term of 2 years and 3 months commencing from 1 October 2006 to 31 December 2008 at an annual rent of RMB1,117,488. | The property is occupied by the Group for office use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 69. | WujiaChang, Diaoqiao Road, Changzhou City Jiangsu Province The PRC | The parcel of land to be developed as a hotel with a total land area of approximately 6,180 square metres and is rented by the Group from an independent third party for a term of 20 years commencing from the operation of the hotel.<br><br>For the first 2-year period, the annual rent was fixed at RMB580,000 the annual rent will be increased 5% on a 2-year basis. | The property is occupied by the Group for hotel use | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The landlord of the subject property cannot produce the land use right certificate of property and complete approval documents of CIP. As confirmed by the Group, the Group will not invest and construct on the subject land until the lessor obtain the land use right certificate and complete relevant approval documents of CIP.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 70. | Room 2401–2410, 2507–2510, 24F, 25F No. 100, Yan'an Road (East), Huangpu District Shanghai The PRC | The property comprises various rooms in a multi-storey building, which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 1,240 square metres and is rented by the Group from a related third party for a term of 2 years and 3 months commencing from 1 October 2006 to 31 December 2008 at an annual rent of RMB2,234,976. | The property is occupied by the Group for office use. | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 71. | Room 1706–1710, 17F No. 100, Yan'an Road (East), Huangpu District Shanghai The PRC | The property comprises various rooms in a multi-storey building, which was completed in or about 1994.<br><br>The property has a gross floor area of approximately 465 square metres and is rented by the Group from a related third party for a term of 2 years and 3 months commencing from 1 October 2006 to 31 December 2008 at an annual rent of RMB838,116. | The property is occupied by the Group for office use. | No Commercial Value |

*Notes:*

1. The PRC legal opinion states, inter alia that:

   The lease agreement in respect of the subject property is valid and enforceable.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 |
|---|---|---|---|---|
| | | | | *(RMB)* |
| 72. | Properties leased by Jin Jiang Inn Co., Ltd in various cities The People's Republic of China | The properties comprise 2 offices and 13 hotels with a total gross floor area of approximately 87,216.43 sq.m., 5 parcels of land to be developed as hotels with a total gross site area of approximately 10,739.19 sq.m. in various locations in the PRC.<br><br>Details of the uses and the approximate floor areas of the offices and the hotels are shown as follows:<br><br>**Use** / **Floor Area (sq.m.)**<br>Office 1,065.24<br>Hotels 86,151.19<br>Total 87,216.43<br><br>The properties are subject to various tenancy agreements for various lease terms at a total annual rental of approximately RMB14,492,486. | The properties are occupied by the Group for hotel and office uses | No Commercial Value |

*Notes:*

1. 12 hotels and 1 office with a total gross floor area of approximately 81,648.68 sq.m. and 5 parcels of land to be developed as hotels with a total gross site area of approximately 10,739.19 sq.m. are leased to the Group from various independent third parties for various terms at a total annual rental equivalent to RMB13,822,800. The leases will be expired from 2006 to 2026.

2. 1 office and 1 hotel with a total gross floor area of approximately 5,567.75 sq.m. are leased by the Group from various related third parties for various terms at a total annual rental equivalent to RMB669,686. The lease will expire from 2006 to 2016.

3. *The PRC legal opinion states, inter alia that:*

   a. According to the lease agreements provided by the Group, the Group has leased a total floor area of about 21,774.19 sq.m. from the lessors who have obtained the building ownership certificates or lease registration certificates/lease permits and/or the consent document for assignment of leases given by the owners of the properties. These lease agreements are valid and legally enforceable.

   b. According to the lease agreement provided by the Group, the Group has leased a total floor area of about 13,033 sq.m. from the lessors. The PRC Lawyer states there is no significant obstacle for the Group to obtain the land use right once the lessor paid off the land fee.

c. According to the lease agreement provided by the Group, the Group has leased 4 parcels of land with a total gross site area of approximately 8,739.19 sq.m. from the lessors, who has obtained the relevant approval documents of CIP. The PRC lawyer states there is no significant obstacle for the lessor to obtain the building ownership certificates.

d. According to the lease agreements provided by the Group, the Group has leased a total floor area of about 52,409.24 sq.m. from the lessors that the Group cannot provide the building ownership certificates or lease registration *certificates/lease* permits and/or the consent document for assign of leases given by the owners of the properties. The PRC Lawyer is unable to determine the validity and legality of such lease agreements.

e. The Group has leased 1 parcel of land a with a total gross site area of approximately 2,000 sq.m. from the lessor, who cannot produce the land use right certificate of property or complete approval documents of CIP. As confirmed by the Group, the Group will not invest and construct on the subject land until the lessor obtain the land use right certificate and complete relevant approval documents of CIP.

## VALUATION CERTIFICATE

| | Property | Description and tenure | Particulars of occupancy | Market Value in existing state as at 30 September 2006 (RMB) |
|---|---|---|---|---|
| 73. | Properties leased by Jin Jiang International Hotel Investment Co., Ltd in various cities The People's Republic of China | The properties comprise 1 office and 30 hotels with a total gross floor area of approximately 217,639.69 sq.m., 7 parcels of land to be developed as hotels with a total gross site area of approximately 22,167.2 sq.m. in various locations in the PRC.<br><br>Details of the uses and the approximate floor areas of the office and the hotels are shown as follows:<br><br>**Use** / **Floor Area (sq.m.)**<br>Office 351.00<br>Hotels 217,288.69<br>Total 217,639.69<br><br>The properties are subject to various tenancy agreements for various lease terms at a total annual rental of approximately RMB67,542,663.20. | The properties are occupied by the Group for hotel and office uses | No Commercial Value |

*Notes:*

1. 29 hotels with a total gross floor area of approximately 191,789.69 sq.m. and 7 parcels of land to be developed as hotels with a total gross site area of approximately 22,167.2 sq.m. are leased to the Group from various independent third parties for various terms at a total annual rental equivalent to RMB55,318,269.2. The leases will be expired from 2007 to 2027.

2. 1 hotel and 1 office with a total gross floor area of approximately 25,850.00 are leased by the Group from a related third party for a term at a total annual rental equivalent to RMB12,224,394. The lease will expired to 2027.

3. The PRC legal opinion states, inter alia that:

   a. According to the lease agreements provided by the Group, the Group has leased a total floor area of about 102,953.45 sq.m. from the lessors who have obtained the building ownership certifies or lease registration certificates/lease permits and/or the consent document for assignment of leases given by the owners of the properties. These lease agreements are valid and legally enforceable.

   b. According to the lease agreements provided by the Group, the Group has leased a total floor area of approximately 107,320.43 sq.m. and a total gross site area of approximately 11,561 sq.m. from the lessors that the Group cannot provide the building ownership certificates or lease registration certificates/lease permits and/or the consent document for assign of leases given by the owners of the properties. The PRC Lawyer is unable to determine the validity and legality of such lease agreements.

c. According to the lease agreements provided by the Group, the Group has leased a total gross floor area of about 7,365.81 sq.m. from the lessors. The PRC Lawyer States there is no significant obstacle for the Group to obtain the land use right once the lessor paid off the land fee.

d. The Group has leased 2 parcels of land with a total gross site area of approximately 5,080.2 sq.m. from the lessors, who cannot produce the land use right certificate of property or complete approval documents of CIP. As confirmed by the Group, the Group will not invest and construct on the subject land until the lessor obtain the land use right certificate and complete relevant approval documents of CIP.

e. The Group has leased 3 parcels of land with a total gross site area of approximately 5,526 sq.m. from the lessors, who has obtained complete approval documents of CIP. The PRC lawyer states there is no significant obstacle for the Group to obtain the building ownership certificates.

This appendix sets out summaries of certain aspects of the PRC legal and judicial system, its arbitration system and its company and securities regulations. It also contains a summary of certain Hong Kong legal and regulatory provisions, including summaries of certain material differences between PRC and Hong Kong company law, certain requirements of the Listing Rules and the additional provisions required by the Stock Exchange for inclusion in the articles of association of PRC issuers.

## 1. PRC LAWS AND REGULATIONS

### A. The PRC Legal System

The PRC legal system is based on the PRC constitution and is made up of written laws, administrative regulations, local regulations, autonomy regulations, separate regulations, rules and regulations of State Council departments, rules and regulations of local governments and international treaties of which the PRC government is a signatory. Decided court cases do not constitute binding precedents.

The National people's congresses of the PRC (the "NPC") is the highest authority of the state. Its executive organ is the Standing Committee of the NPC. The NPC and the Standing Committee of the NPC are empowered to exercise the legislative power of the State. The NPC has the power to amend the constitution, to formulate and amend basic laws governing civil and criminal matters, State organs and other matters. The Standing Committee of the NPC is empowered to formulate and amend laws other than those required to be enacted by the NPC and to supplement and amend any parts of laws enacted by the NPC during the adjournment of the NPC, provided such supplements and amendments are not in conflict with the basic principles of such laws.

The State Council is the executive organ of the highest authority of the State and the highest State administration organ. The State Council has the power to stipulate administrative measures, formulate administrative regulations, issue decrees and orders.

People's congresses are established at the levels of provinces, municipalities, counties, cities, districts under the jurisdiction of cities, rural areas, ethnic rural areas and townships. Local people's congresses at various levels are local authority of the state. People's congresses of provinces and municipalities and their respective standing committees may formulate local regulations and report the same to the Standing Committee of the NPC for record, provided such local regulations are not in conflict with the constitution, laws and administrative regulations.

The autonomous organs of national autonomous areas are the people's congresses and people's governments of the autonomous areas, autonomous prefectures or autonomous counties. People's congresses of national autonomous areas have the power to enact autonomy regulations and separate regulations in the light of the political, economic and cultural characteristics of the nationality or nationalities in the areas concerned. The autonomy regulations and separate regulations of autonomous regions shall be submitted to the Standing Committee of the NPC for approval before taking effect. Adaptations of provisions of laws and administrative regulations may be introduced to the autonomy regulations and separate regulations so long as they do not contravene the basic principles of the laws or administrative regulations, provided that no adaptations shall be made to provisions in the constitution and national region autonomy law and specific provisions on national autonomous areas contained in other relevant laws and administrative regulations.

The ministries, commissions, People's Bank of China, National Audit Office and institutions with administrative functions directly under the State Council may formulate rules and regulations within the jurisdiction of their respective departments based on the laws and the administrative regulations, decisions and rulings of the State Council. Provisions of departmental rules and regulations should relate to the enforcement of the laws and administrative regulations, decisions and rulings of the State Council. The people's governments of provinces, autonomous regions, municipalities and larger cities may formulate rules and regulations based the laws, administrative regulations and local regulations of such provinces and autonomous regions and municipalities.

According to the Constitution of the People's Republic of China, the power to interpret laws is vested in the Standing Committee of the NPC. According to 《全國人大常委會關於加強法律解釋工作的決議》 (the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws) passed on 10 June 1981, the Supreme People's Court has the power to give general interpretation on application of laws in judicial proceedings in addition to its power to issue specific interpretation for specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the statutes and administrative regulations which they have promulgated. At the regional level, the power to give interpretations of the regional laws is vested in the regional legislative and administrative organs which promulgate such laws.

**B. The PRC Judicial System**

Under the PRC Constitution and the Law of Organisation of the People's Courts of the PRC, the PRC judicial system is made up of the Supreme People's Court, the local people's courts, military courts and other specialized people's courts. The local people's courts are divided into three levels, namely, the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts includes civil, criminal and administrative divisions etc. The intermediate people's courts and the high people's courts have divisions similar to those of the basic people's courts, but other special courts may be set up, if necessary, such as the intellectual property division. The basic people's courts and the intermediate people's courts are subject to supervision of people's courts at higher levels. The people's procuratorates also have the right to exercise legal supervision over the civil proceedings of people's courts of the same level and lower levels. The Supreme People's Court is the highest judicial organ of the PRC. It supervises the adjudicative work of the people's courts at all levels and other special people's courts.

The judgement or ruling of the second instance at a people's court is final. A party to the case concerned may appeal against the judgement or ruling of the first instance of a people's court. The people's procuratorate may appeal to the people's court at the next higher level in accordance with procedures stipulated by the laws. In the absence of any appeal by any parties to the case and any appeal by the people's procuratorate within the stipulated period, the judgement or ruling of the people's court shall be the final judgement or rulings. Judgements or rulings of the second instance of the intermediate people's courts, the higher people's courts and the Supreme People's Court are final. Judgements or rulings of the first instance of the Supreme People's Court are also final. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a final and binding judgement which has taken effect in any people's court at a lower level, or the presiding judge of a people's court finds an error in a final and binding judgement which has taken effect in the court over which he presides, a retrial of the case may be conducted according to the judicial supervision procedures.

《中華人民共和國民事訴訟法》 (the Civil Procedure Law of the PRC) (the "Civil Procedure Law") adopted on 9 April 1991 prescribes the provisions for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action, the judicial procedures, and the procedures for enforcement of a civil judgement or ruling. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The jurisdiction may also be selected by express agreement amongst the parties to a contract provided that the people's court having the jurisdiction is located at the plaintiff's or the defendant's place of domicile, the place of performing the contract or the place of executing the contract or the object of the action.

A foreign national or foreign enterprise is generally given the same litigation rights and obligations as a citizen or legal person of the PRC. Should a court of a foreign country limit the litigation rights of PRC citizens and enterprises, the PRC courts mall apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a judgement or ruling made by a people's court or an award made by an arbitration tribunal in the PRC, the other party may apply to the people's court for the enforcement of the same within a stipulated period. Specific time limits are imposed on the right to apply for such enforcement. If at least one of the parties to the dispute or arbitration is an individual, the time limit is one year. If both parties to the dispute or arbitration are legal persons or other entities, the time limit is six months. If a party fails to satisfy a judgement which the court has granted approval to enforce within the stipulated time, the court will, upon application of the other party, mandatorily enforce the judgement.

A party seeking to enforce a judgement or ruling of a people's court against a party who is not personally or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgement or ruling. Similarly, if the PRC has entered into a treaty relating to judicial enforcement with the relevant foreign country or a relevant international treaty, a foreign judgement or ruling may also be recognised and enforced according to PRC enforcement procedures by a PRC court based on the equity principle unless the people's court considers that the recognition or enforcement of a judgement or ruling will violate the basic legal principles of the PRC or its sovereignty or national security, or social and public interest.

**C. The Company Law**

The Company Law was adopted by the Standing Committee of the Eighth NPC at its Fifth Meeting on 29 December 1993 and came into effect on 1 July 1994. It was amended on 25 December 1999 and on 28 August 2004 and revised on 27 October 2005. The revised Company Law came into effect on 1 January 2006.

The Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies ("Special Regulations") were passed at the 22nd Standing Committee Meeting of the State Council on 4 July 1994 and promulgated and implemented on 4 August 1994. The Special Regulations are formulated in respect of the overseas share subscription and listing of joint stock limited companies. The Mandatory Provisions for the Articles of Association of Companies Listed Overseas ("Mandatory Provisions") promulgated by Securities Commission and the State Restructuring Commission on 27 August 1994 prescribe provisions which must be incorporated in the articles of association of joint stock limited companies to be listed on overseas stock exchanges. Accordingly, the Mandatory Provisions have been incorporated in the Articles of Association. References to a "company" made in this appendix are to a joint stock limited company established under the Company Law with H shares.

Set out below is a summary of the major provisions of the Company Law, the Special Regulations and the Mandatory Provisions.

*General*

A *"joint stock limited company" is a corporate legal person incorporated under Company* Law with independent legal person properties and entitlements to such legal person properties. The liability of the company is limited to the full amount of its assets and the liability of its shareholders is limited to the extent of the shares held by them.

*Incorporation*

A company may be incorporated by promotion or public subscription. A company may be incorporated by a minimum of 2 but not more than 200 promoters. but at least half of the promoters must reside within the PRC.

Companies incorporated by promotion are companies the entire registered capital of which is subscribed for by the promoters. The initial capital contribution by all promoters of the Company shall not be less than 20% of the registered capital. The remainder shall be paid up within two years from the date of incorporation of the company by the promoters. For investment companies, the remainder may be paid up within five years. Share in the company shall not be offered to other persons unless the registered capital has been paid up. For companies incorporated by public subscription, the registered capital of a company is the amount of its total paid up capital as registered with the relevant registration authorities. The minimum registered capital of a joint stock limited company is RMB5 million or as required by the laws or administrative regulations, whichever is higher.

For companies incorporated by way of promotion, the promoters shall subscribe in full in writing for shares required to be subscribed by them by the articles of association. The full amount of capital contribution shall be paid up if payments are made in one lump sum and the first installment shall be paid forthwith if payments are made in installments. Procedures relating to the transfer of titles for non-monetary assets shall be duly completed if such assets are to be contributed as capital. Promoters who fail to pay up their capital contributions in accordance with the foregoing provision shall assume liabilities for breach of contract in accordance with the covenants laid down in the promoters' agreement. After the promoters have completed the initial capital contribution, a board of directors and a supervisory committee shall be elected and the board of directors shall apply for registration of incorporation by filing the articles of association with the company registration authorities, together with capital verification certificate issued by a capital verification institution established by law and other documents required by the law or administrative regulations.

Where companies are incorporated by public subscription, not less than 35% of their total shares must be subscribed for by the promoters, unless otherwise provided for by the law or administrative regulations. A promoter who offer shares to the public must publish a share offer prospectus and draft a share subscription form to be signed and sealed by subscribers, specifying the number and amount of shares to be subscribed for and their addresses. The subscribers shall pay up the amounts for the number of shares they have subscribed for. Where a promoter is offering shares to the public, such offer shall be underwritten by securities houses established by law, in relation to which underwriting agreements shall be signed. A promoter offering shares to the public shall also sign an agreement with a bank in relation to the receipt of subscription amounts. The receiving bank shall receive and keep in custody the subscription amounts, issue receipts to subscribers who have paid the subscription amounts and furnish evidence of receipt of subscription amounts to relevant authorities. After the subscription amounts for the share issuance have been paid in full, a capital verification institution established by law must be engaged to conduct capital verification and furnish a report thereon. The promoters shall convene an inaugural meeting within 30 days. The inauguration meeting shall be formed by the subscribers. Where shares issued remain undersubscribed by the cut-off date stipulated in the share offering prospectus, or where the promoter fails to convene an inauguration meeting within 30 days after subscription amounts for the shares issued have been fully paid up, the subscribers may demand the promoter to return the subscription amounts so paid up together with interests at bank rates for a deposit for the same term. Within 30 days after the conclusion of the inaugural meeting, the board of directors shall apply to the registration authority for registration of the establishment of the company.

A company is formally established and has the status of a legal person after the approval of registration has been given by the relevant administration bureau for industry and commerce and a business licence has been issued.

A company's promoter shall be liable for:

(i) the payment of all expenses and liabilities incurred in the incorporation process if the company cannot be incorporated;

(ii) the repayment of subscription moneys to the subscribers together with interest at bank rates for a deposit for the same term if the company cannot be incorporated; and

(iii) damages suffered by the company as a result of the default of the promoters in the course of incorporation of the company.

According to the Provisional Regulations Concerning the Issue and Trading of Shares promulgated by the State Council on 22 April 1993, if a company is established by means of subscription, the promoters of such company are required to assume joint responsibility for the accuracy of the contents of the prospectus and to ensure that the prospectus does not contain any misleading statement or omit any material information.

*Share capital*

The promoter may make capital contribution in currencies, or in kind, intellectual property rights or land use rights based on their appraised value, and may also convert lawfully transferred non-monetary assets into capital contribution with a monetary value, save for assets prohibited to be contributed as capital by the law or administrative regulations. If a capital contribution is made other than in cash, a valuation and verification of the property contributed must be carried out without any over-valuation or under-valuation, subject to any provisions of the law or administrative regulations on valuation. The amount of monetary contribution by all shareholders shall not be less than 30% of the registered capital of the company.

A company may issue registered or bearer share certificates. The Special Regulations and the Mandatory Provisions provide that shares issued to foreign investors and listed overseas be issued in registered form and shall be denominated in Renminbi and subscribed for in foreign currency. Shares issued to foreign investors and investors from the territories of Hong Kong, Macau and Taiwan and listed in Hong Kong are classified as H shares, and those shares issued to investors within the PRC other than the territories specified above are known as domestic shares. Under the Special Regulations, upon approval of the CSRC, a company may agree, in the underwriting agreement in respect of an issue of H shares, to retain not more than 15% of the aggregate number of overseas listed foreign invested shares proposed to be issued after accounting for the number of underwritten shares. The share offering price may be equal to or greater than the par value, but may not be less than the par value.

*Increase in share capital*

According to the Company Law, the issuance of shares shall be conducted in a fair and equitable manner. Shares in the same class shall rank pari passu with one another. Shares of the same class in the same offer shall be issued on the same terms and at the same price. The same price per share shall be paid by any units or individuals subscribing for shares.

Where a company is issuing new shares, resolutions shall be passed by the shareholders' general meeting or the board of directors in accordance with the articles of association in respect of the class and amount of the new shares, the issue price of the new shares, the commencement and end of the new share issue and the class and amount of new shares to be issued to existing shareholders. When a company launches a public issue of new shares with the approval of the securities regulatory authorities under the State Council, a new share offering prospectus and financial accounting report must be published and a subscription form must be prepared. After the new share issue of the Company has been paid up, the change must be registered with the company registration authorities and an announcement must be made. Where a company is issuing new shares to increase its registered capital, the subscription of new shares by shareholders shall be conducted in accordance with provisions on the payment of subscription amounts in relation to the incorporation of the company.

*Reduction of share capital*

Subject to the minimum registered capital requirements, a company may reduce its registered capital in accordance with the following procedures prescribed by the Company Law:

(i) the company shall prepare a balance sheet and inventory;

(ii) the reduction of registered capital must be approved by shareholders in a shareholders' general meeting;

(iii) the company shall inform its creditors of the reduction in capital within 10 days and publish an announcement of the reduction in the newspaper within 30 days after the resolution approving the reduction has been passed;

(iv) the creditors of the company may within the statutory prescribed time limit require the company to pay its debts or provide guarantees covering the debts; and

(v) the company must apply to the relevant administration bureau for industry and commence for registration of the reduction in registered capital.

*Repurchase of shares*

A Company may not purchase its own shares other than for one of the following purposes:

(i) to reduce its registered share capital;

(ii) to merge with another company that holds its shares;

(iii) to grant shares to its employees as incentives; and

(iv) to purchase its own shares from its shareholders who vote against the resolution regarding the merger and demerger with other company in a shareholders' general meeting.

The company's acquisition of its own shares on the grounds set out in (i) to (iii) above shall require approval by way of a resolution of the shareholders' general meeting. Following the company's acquisition of its shares in accordance with the foregoing, such shares shall be canceled within 10 days from the date of acquisition in the case of (i) and transferred or canceled within six months in the case of (ii) or (iv).

Shares acquired by the company in accordance with (iii) under paragraph one shall not exceed 5% of the total number of issued shares of the company. Such acquisition shall be financed by funds appropriated from the company's profit after taxation, and the shares so acquired shall be transferred to the employees within one year.

*Transfer of shares*

Shares held by shareholders may be transferred in accordance with the relevant laws and regulations. A shareholder may only effect a transfer of its shares on a stock exchange established in accordance with law or by other way as required by the State Council. Registered shares may be transferred after the shareholders endorse their signatures on the back of the share certificates or in any other manner specified by the law or administrative regulations. Following the transfer, the company shall enter the name of the transferee and its address into the share register. No changes of registration in the share register provided in the foregoing shall be effected during a period of 20 days prior to the convening of the shareholders' general meeting or 5 days prior to the record day for the purpose of determining entitlements to dividend distributions, subject to any legal provisions on the registration of changes in the share register of listed companies. The transfer of bearer's share certificate shall become effective upon the delivery of such share certificate to the transferee by the shareholder.

Shares held by a promoter may not be transferred within 1 year after the company's establishment. Shares of the company issued prior to the public issue of shares shall not be transferred within 1 year from the date of the company's listing on a stock exchange.

Directors, supervisors and the senior management of a company shall declare to the company his shareholdings in the company and any changes of such shareholdings. During their term of office, they shall transfer no more than 25% of the shares they hold in the company. They shall not transfer the shares they hold within 1 year from the date of the company's listing on a stock exchange, nor within six months after they have resigned from their positions with the company. The articles of association may lay down other restrictive provisions in respect of the transfer of shares in the company held by the Directors, supervisors and the senior management of the company.

*Shareholders*

Under the Company Law, the rights of a shareholder include:

(i) to receive return on asset, participate in significant decision-making and be able to choose the management;

(ii) to petition the people's court to revoke any resolution passed at a shareholders' general meeting or a meeting of board of directors that has been convened or whose voting has been conducted in a manner violating the law, or any resolution that is in violation of the articles of association, provided that such petition is submitted within 60 days from the passing of such resolution;

(iii) to appoint a proxy to attend shareholders' general meetings;

(iv) to inspect the articles of association, share register, counterfoil of company debentures, minutes of shareholders' general meetings, board resolutions, resolutions of the supervisory committee and financial and accounting reports and to make proposals or enquiries in respect of the company's operations;

(v) to receive dividends in respect of the number of shares held;

(vi) to receive residual properties of the company in proportion to their shareholdings upon the liquidation of the company; and

(vii) *any other shareholders' rights provided for in the articles of association.*

The obligations of a shareholder include the obligation to abide by the company's articles of association, to pay the subscription moneys in respect of the shares subscribed for, to be liable for the company's debts and liabilities to the extent of the amount of subscription moneys agreed to be paid in respect of the shares taken up by him and any other shareholders' obligation specified in the company's articles of association.

*Shareholders' general meetings*

The shareholders' general meeting is the organ of authority of the company, which exercises its powers in accordance with the Company Law.

The shareholders' general meeting exercises the following powers:

(i) to decide on the company's operational policies and investment plans;

(ii) to elect and remove the directors and supervisors (not being staff representative) and to decide on matters relating to the remuneration of directors and supervisors;

(iii) to examine and approve reports of the board of directors;

(iv) to examine and approve reports of the supervisory committee or supervisor;

(v) to examine and approve the company's proposed annual financial budget and final accounts;

(vi) to examine and approve the company's proposals for profit distribution plans and recovery of losses;

(vii) to decide on any increase or reduction of the company's registered capital;

(viii) to decide on the issue of bonds by the company;

(ix) to decide on issues such as merger, division, change of corporate form, dissolution and liquidation of the company;

(x) to amend the company's articles of association; and

(xi) other authorities as provided for in the articles of association.

Shareholders' general meetings are required to be held once every year. An extraordinary shareholders' general meeting is required to be held within 2 months after the occurrence of any of the following:

(i) the number of directors is less than the number stipulated by the law or less than two-thirds of the number specified in the articles of association;

(ii) the aggregate losses of the company which are not made up reach one third of the company's total share capital;

(iii) when shareholders holding 10% or more of the company's shares, either individually or jointly, request the convening of an extraordinary general meeting;

(iv) whenever the board of directors deems necessary;

(v) when the supervisory committee so requests; or

(vi) other circumstances as provided for in the articles of associations.

Shareholders' general meetings shall be convened by the board of directors, and presided over by the chairman of the board of directors. In the event that the chairman is incapable of performing or not performing his duties, the meeting shall be presided over by the vice chairman. In the event that the vice chairman is incapable of performing or not performing his duties, a director nominated by the majority of directors shall preside over the meeting. Where the board of directors is incapable of performing or not performing its duties of convening the shareholders' general meeting, the supervisory committee shall convene and preside over such meeting in a timely manner. In case the supervisory committee fails to convene and preside over such meeting, shareholders alone or in aggregate holding more than 10% of the company's shares for 90 days consecutively may unilaterally convene and preside over such meeting.

Notice of the shareholders' general meeting stating the time and venue of and matters to be considered at the meeting shall be given to all shareholders 20 days before the meeting. Notice of extraordinary general meetings shall be given to all shareholders 15 days prior to the meeting. For the issuance of bearer's share certificates, the time and venue of and matters to be considered at the meeting shall be announced 30 days before the meeting. Shareholders alone or in aggregate holding more than 3% of the company's shares may submit interim proposals to the board of directors in writing 10 days before the shareholders' general meeting. The board of directors shall notify other shareholders within 2 days after receiving such proposal and table such interim proposal for review by the shareholders' general meeting. Interim proposals shall be within the powers of the shareholders' general meeting and shall carry specific subjects and matters for resolution. A shareholders' general meeting shall not make any resolution in respect of any matters not set out in the two types of notices mentioned above. Holders of bearer's share certificate who wish to attend the shareholders' general meeting shall deposit his share certificates with the company 5 days before the meeting, which share certificates shall remain in the custody of the company until the close of the shareholders' general meeting.

Shareholders present at a shareholders' general meeting have one vote for each share they hold, save that shares held by the company are not entitled to any voting rights. Resolutions of the shareholders' general meeting must be adopted by more than half of the voting rights held by shareholders present at the meeting, with the exception of matters relating to merger, division, dissolution of a company or amendments to the articles of association, which must be adopted by more than two-thirds of the voting rights held by the shareholders present at the meeting. Where the Company Law and the articles of association provide that the transfer or acquisition of significant assets or the provision of external guarantees by a company must be approved by way of resolution of the shareholders' general meeting, the directors shall convene a shareholders' general meeting promptly to vote on the above matters. The accumulative voting system may be adopted pursuant to the provisions of the articles of association or a resolution of the shareholders' general meeting for the election of directors and supervisors at the shareholders' general meeting. Under the accumulative voting system, each share shall be entitled to votes equivalent to the number of directors or supervisors to be elected meeting for the election of directors and supervisors at the shareholders' general meeting , and shareholders may consolidate their voting rights when casting a vote.

Minutes shall be prepared in respect of matters considered at the shareholders' general meeting, and the president of the meeting and directors attending the meeting shall sign to endorse such minutes. The minutes shall be kept together with the shareholders' attendance register and the proxy forms.

According to the Mandatory Provisions, the increase or reduction of share capital, the issue of shares of any class, warrants or other similar securities, and bonds or debentures, the liquidation of the company and any other matters in respect of which the shareholders by ordinary resolution so decide, must be approved through special resolutions by more than two-thirds of the voting rights held by shareholders present at the meeting.

There is no specific provision in the Company Law regarding the number of shareholders constituting a quorum in a shareholders' meeting, although the Special Regulations and the Mandatory Provisions provide that a company's annual general meeting may be convened when replies to the notice of that meeting from shareholders holding shares representing 50% of the voting rights in the company have been received 20 days before the proposed date, or if that 50% level is not achieved, the company shall within 5 days of the last day for receipt of the replies notify shareholders again by public announcement of the matters to be considered at the meeting and the date and place of the meeting and the annual general meeting may be held thereafter. The Mandatory Provisions require class meetings to be held in the event of a variation or derogation of the class rights of a class. Holders of domestic invested shares and holder of H shares are deemed to be different classes of shareholders for this purpose.

*Directors*

A company shall have a board of directors, which shall consist of 5 to 19 members. Members of the board of directors may include staff representatives, who shall be democratically elected by the company's staff at the staff representative assembly, general staff meeting or otherwise. The term of a director shall be stipulated in the articles of association, provided that no term of office shall last for more than 3 years. A director may serve consecutive terms if re-elected. A director shall continue to perform his duties in accordance with the laws, administrative regulations and articles of association until a duly re-elected director takes office, if re-election is not conducted in a timely manner upon the expiry of his term of office or if the resignation of directors results in the number of directors being less than the quorum.

Under the Company Law, the board of directors exercises the following powers:

(i) to convene the shareholders' general meetings and report on its work to the shareholders' general meetings;

(ii) to implement the resolutions passed by the shareholders in general meetings;

(iii) to decide on the company's business plans and investment proposals;

(iv) to formulate the company's proposed annual financial budget and final accounts;

(v) to formulate the company's profit distribution proposals and for recovery of losses;

(vi) to formulate proposals for the increase or reduction of the company's registered capital and the issuance of the corporate bonds;

(vii) to prepare plans for the merger, division or dissolution of the company;

(viii) to decide on the company's internal management structure;

(ix) to appoint or dismiss the company's general manager and based on the general manager's recommendation, to appoint or dismiss the deputy general managers and financial officers of the company and to decide on their remuneration;

(x) to formulate the company's basic management system; and

(xi) to exercise other powers under the articles of association.

Meetings of the board of directors shall be convened at least twice a year. Notice of meeting shall be given to all directors and supervisors 10 days before the meeting. Interim board meetings may be convened by shareholders representing more than 10% of voting rights, more than one third of the directors or the supervisory committee. The chairman shall convene and preside over such meeting within 10 days after receiving such proposal. The board of directors may provide for a different method of giving notice and notice period for convening an extraordinary meeting of the board of directors. Meetings of the board of directors shall be held only if more than half of the directors are present. Resolutions of the board of directors require the approval of more than half of all directors. Each director shall have one vote for resolutions to be approved by the board of directors. Directors shall attend board meetings in person. If a director is unable to attend a board meeting, he may appoint another director by a written power of attorney specifying the scope of the authorization to attend the meeting on his behalf.

If a resolution of the board of directors violates the law, administrative regulations or the company's articles of association, and as a result of which the company sustains serious losses, the directors participating in the resolution are liable to compensate the company. However, if it can be proved that a director expressly objected to the resolution when the resolution was voted on, and that such objections were recorded in the minutes of the meeting, such director may be relieved from that liability.

Under the Company Law, the following persons may not serve as a director of a company:

(i) persons without civil capacity or with restricted civil capacity;

(ii) persons who have committed the offence of corruption, bribery, taking of property, misappropriation of property or destruction of the social economic order, and have been sentenced to criminal punishment, where less than 5 years have elapsed since the date of completion of the sentence; or persons who have been deprived of their political rights due to criminal offence, where less than 5 years have elapsed since the date of the completion of implementation of this deprivation;

(iii) persons who are former directors, factory managers or managers of a company or enterprise which has become bankrupt and been liquidated and who are personally liable for the bankruptcy of such company or enterprise, where less than 3 years have elapsed since the date of the completion of the bankruptcy and liquidation of the company or enterprise;

(iv) persons who were legal representatives of a company or enterprise which had its business licence revoked due to violation of the law and who are personally liable, where less than 3 years have elapsed since the date of the revocation of the business licence;

(v) persons who have a relatively large amount of debts due and outstanding.

The election, appointment or engagement of directors elected or appointed by the company in violation of the aforesaid provisions shall be null and void. Directors committing the above during his term of office shall be released of his duties by the company.

Other circumstances under which a person shall not be acting as a director of a company are set out in the Mandatory Provisions.

The board of directors shall appoint a chairman and may appoint a vice chairman. The chairman and the vice chairman are elected with approval of more than half of all the directors. The chairman shall convene and preside over board meetings and examine the implementation of board resolutions. The vice chairman shall assist in the work of the chairman. In the event that the chairman is incapable of performing or not performing his duties, the duties shall be performed by the vice chairman. In the event that the vice chairman is incapable of performing or not performing his duties, a director nominated by the majority of directors shall perform his duties.

*Supervisors*

A company shall have a supervisory committee composed of not less than 3 members. The supervisory committee is made up of representatives of the shareholders and an appropriate proportion of representatives of the company's staff and workers. The actual proportion shall be stipulated in the articles of association, provided that the proportion of representatives of the company's staff and workers shall not be less than one third. Representatives of the company's staff and workers at the supervisory committee shall be democratically elected by the company's staff at the staff representative assembly, general staff meeting or otherwise. The supervisory committee shall appoint a chairman and may appoint a vice chairman. The chairman and the vice chairman of the supervisory committee are elected with approval of more than half of all the supervisors. The chairman of the supervisory committee shall convene and preside over supervisory committee meetings. In the event that the chairman of the supervisory committee is incapable of performing or not performing his duties, the vice chairman of the supervisory committee shall convene and preside over supervisory committee meetings. In the event that the vice chairman of the supervisory committee is incapable of performing or not performing his duties, a supervisor nominated by the majority of supervisors shall convene and preside over supervisory committee meetings. Directors and members of the officers may not act concurrently as supervisors.

Each term of office of a supervisor is 3 years and he or she may serve consecutive terms if re-elected. A supervisor shall continue to perform his duties in accordance with the laws, administrative regulations and articles of association until a duly re-elected supervisor takes office, if re-election is not conducted in a timely manner upon the expiry of his term of office or if the resignation of supervisors results in the number of supervisor being less than the quorum.

The supervisory committee exercises the following powers:

(i) to review the company's financial position;

(ii) to supervise the directors and officers in their performance of their duties and to propose the removal of directors and officers who have violated laws, administrative regulations, the articles of association or shareholders' resolution;

(iii) when the acts of a directors and officers are in a harm to the company's interests, to require correction of these acts;

(iv) to propose the convening of extraordinary shareholders' general meetings and to convene and preside over shareholders' meetings when the board of directors fails to perform the duty of convening and presiding over shareholders' meeting under this law;

(v) to propose resolution in a general meeting;

(vi) to initiate proceedings against directors and officers;

(vii) other powers specified in the articles of association.

Supervisors may be in attendance at board meetings and make enquiries or proposals in respect of board resolutions. The supervisory committee or (where there is no supervisory committee) the supervisors of a company may initiate investigations into any irregularities identified in the operation of the company and, where necessary, may engage an accountant to assist in his work at the company's expense.

*Managers and officers*

A company shall have a manager who shall be appointed or removed by the board of directors. The manager may exercise the following powers:

(i) supervise the production, business and administration of the company and arrange for the implementation of resolutions of the board of directors;

(ii) arrange for the implementation of the company's annual business and investment plans;

(iii) formulate plans for the establishment of the company's internal management structure;

(iv) formulate the basic administration system of the company;

(v) formulate the company's internal rules;

(vi) recommend the appointment and dismissal of deputy managers and financial controller;

(vii) appoint or dismiss other administration officers (other than those required to be appointed or dismissed by the board of directors);

(viii) other powers conferred by the board of directors.

Other provisions of the articles of association on the general manager's powers shall also be complied with. The general manager shall be in attendance at board meetings.

According to the Company Law, officers shall mean the general manager, deputy general manager(s), financial controller, board secretaries of a company and other personnel as stipulated in the articles of association.

*Duties of the directors, supervisors, general managers and other officers*

Directors, supervisors and officers of a company are required under the Company Law to comply with the relevant laws, administrative regulations and the articles of association, carry out their duties honestly and diligently. Directors, supervisors and officers are prohibited from making of their powers to accept bribes or other unlawful income and from appropriating the company's properties.

Directors and officers are prohibited from:

(i) Misappropriation of company funds;

(ii) Deposit of company funds into accounts under his own name or the name of other individuals;

(iii) Loaning company funds to others or providing guarantees in favour of others on the back of the company properties in violation of the articles of association or without prior approval of the shareholders' meeting, shareholders' general meeting or board of directors;

(iv) Entering into contracts or deals with the company in violation of the articles of association or without prior approval of the shareholders' meeting, shareholders' general meeting or board of directors;

(v) using one's position and powers to procure business opportunities for oneself or others that should have otherwise been available to the company or operating for one's own benefit or managing on behalf of others businesses similar to that of the company without prior approval of the shareholders' meeting or the shareholders' general meeting;

(vi) Accepting for one's own benefit commission from a third party dealing with the company;

(vii) Unauthorized divulgence of confidential information of company;

(viii) Other acts in violation of the fiduciary duty to the company.

Income generated by directors or officers in violation of the foregoing provisions shall be reverted to the company.

A director, supervisor or officer who contravenes any law, administrative regulation or the company's articles of association in the performance of his duties resulting in any loss to the company shall be personally liable to the company.

Where the attendance of a director, supervisor or officer is requested by the shareholders' general meeting, such director, supervisor or officer shall attend the meeting as requested and answer enquiries of shareholders. Directors and officers should furnish with all truthfulness facts and information to the supervisory committee or the supervisor (for companies with limited liability that do not have supervisory committees) without obstructing the discharge of duties by the supervisory committee or the supervisors.

Where a director or officer who contravenes any law, regulation or the company's articles of association in the performance of his duties resulting in any loss to the company, shareholders holding alone or in aggregate more than 1% of the company's shares consecutively for 180 days may request in writing the supervisory committee to institute litigation at the people's court. Where a supervisor violates the law or administrative regulations or the articles of association in the discharge of his duties resulting in losses to the company, the aforesaid shareholders may request in writing the board of directors to institute litigation at the people's court. In the event that the supervisory committee or board of directors refuses to institute litigation after receiving the written request of shareholders as provided in the foregoing, or fails to institute litigation within 30 days after receiving the request, or in case of emergency where failure to institute litigation immediately will result in irrecoverable damage to the company's interest, shareholders mentioned in the foregoing shall have the power to institute litigation directly at the people's court in his own name for the company's benefit. For other parties who infringe the lawful interests of the company resulting in losses to the company, shareholders may institute litigation at the people's court in accordance with provisions in the two foregoing paragraphs. Where a director or officer who contravenes any law, administrative regulation or the articles of association in infringement of shareholders' interests, shareholders may also institute litigation at the people's court.

The Special Regulations and the Mandatory Provisions provide that a company's directors, supervisors, general managers and other officers shall have fiduciary duties towards the company. They are required to faithfully perform their duties, protect the interests of the company and not to use their positions for their own benefit. The Mandatory Provisions contains detailed stipulations on these duties.

*Finance and accounting*

A company shall establish its financial and accounting systems according to laws, administrative regulations and the regulations of the responsible financial department of the State Council and at the end of each financial year prepare a financial report which shall be audited by an accountant as provided by law. The financial and accounting report shall be prepared in accordance with provisions of the laws, administrative regulations and the regulations of financial department of the State Council.

A company shall deposit its financial statements at the company for the inspection by the shareholders at least 20 days before the convening of an annual general meeting of shareholders. A company established by the public subscription method must publish its financial statements. When distributing each year's after-tax profits, the company shall set aside 10% of its after-tax profits for the company's statutory common reserve fund (except where the fund has reached 50% of the company's registered capital). When the company's statutory common reserve fund is not sufficient to make up for the company's losses of the previous year, current year profits shall be used to make good the losses before allocations are set aside for the statutory common reserve fund. After the company has made appropriations to the statutory common reserve fund from its after-tax profit, it may, with the approval of the shareholders' meeting or the shareholders' general meeting by way of resolution, make further appropriations from its after-tax profit to the discretionary common reserve fund. After the company has made good its losses and made allocations to its common reserve fund, the remaining after-tax profits are distributed in proportion to the number of shares held by the shareholders, or otherwise where distributions are stipulated by the articles of association not to be made in a proportionate manner. Profit distributed to shareholders by the shareholders' general meeting or the board of directors before losses have been made good and appropriations have been made to the statutory commons reserve fund in violation of the foregoing provisions must be returned to the company. Shares held by the company shall not be entitled to any distribution of profit.

The premium over the nominal value of the shares of the company on issue and other amounts required by the financial department of the state council to be treated as the capital common reserve shall be accounted for as capital common reserve. The capital common reserve of a company shall be applied to make up the company's losses, expand the business operations of the company or increase the company's capital, the capital common reserve shall not be used to make good the company's losses. Upon the conversion of statutory common reserve into capital, the balance of the statutory common reserve shall not be less than 25% of the registered capital of the company before such conversion.

The company shall have no other accounting books except the statutory accounting books. The company's assets shall not be deposited in any accounts opened in the name of an individual.

*Appointment and retirement of auditors*

Pursuant to the Company Law, the appointment or dismissal of accountants responsible for the company's auditing shall be determined by the shareholders' general meeting or the board of directors in accordance with the articles of association. The accountant should be allowed to make representations when the shareholders' general meeting or board of directors is going to conduct a vote on the dismissal of the accountant. The company should provide true and complete accounting evidences, books, financial and accounting reports and other accounting data to the accountant it hires without any refusal, withholding and false information.

The Special Regulations require a company to employ an independent qualified firm of accountants to audit the company's annual report and review and check other financial reports.

*Distribution of profits*

The Special Regulations provide that the dividends and other distributions to be paid to holders of H shares shall be declared and calculated in Renminbi and paid in foreign currency. Under the Mandatory Provisions, the payment of foreign currency to shareholders shall be made through a receiving agent.

*Amendment of articles of association*

Any amendments to the articles of association must be made in accordance with the procedures set forth in applicable laws, regulations and the articles of association. Any amendment of provisions incorporated in the articles of association in accordance with the Mandatory Provisions will only be effective after approval by the companies approval department authorized by the CSRC and the State

Council and filed with the State Administration of Industry and Commerce or any of its local bureau for registration. If the amendment to the articles of association falls to be registered and filed and has been adopted, the company must process registration of changes in accordance with applicable laws and regulations.

*Termination and liquidation*

A company shall be dissolved by reason of the following:

(i) the term of its operations set down in the company's articles of association has expired or other events of dissolution specified in the company's articles of association have occurred;

(ii) the shareholders in general meeting have resolved to dissolve the company;

(iii) the company is dissolved by reason of its merger or demerger;

(iv) the business licence is invalidated; the operation is suspended, or the company is dissolved by order of the court;

(v) the company is dissolved by the people's court in response to the request of shareholders holding shares that represent more than 10% of the voting rights of all shareholders of the company, on the grounds that he operation of the company experiences serious difficulties that cannot be resolved through other means, rendering ongoing existence of the company a cause for significant losses for shareholders'.

In the event of (i) above, the company may carry on its existence by amending its articles of association. The amendment of the articles of association in accordance with provisions set out in the previous paragraph shall require approval of shareholders holding more than two thirds of voting rights in the case of companies with limited liability and more than two thirds of voting rights of shareholders attending a shareholders' general meeting in the case of a joint stock limited company.

Where the company is dissolved in the circumstances described in (i), (ii), (iv) or (v) above, liquidation must commence with the establishment of a liquidation committee within 15 days. Members of the liquidation committee shall be appointed by the directors or the shareholders in a general meeting. If a liquidation committee is not established within the stipulated period, creditors can apply to the people's court, requesting the court to appoint relevant personnel to form the liquidation committee. The people's court should accept such application and form a liquidation committee to conduct liquidation in a timely manner.

The liquidation committee shall exercise the following powers during the liquidation period:

(i) to handle the company's assets and to prepare a balance sheet and an inventory of the assets;

(ii) to notify creditors or issue public notices;

(iii) to deal with and settle any outstanding businesses of the company;

(iv) to pay any tax overdue as well as tax amounts arising from the process of liquidation;

(v) to settle the company's financial claims and liabilities;

(vi) to handle the surplus assets of the company after its debts have been paid off; and

(vii) to represent the company in civil lawsuits.

The liquidation committee shall notify the company's creditors within 10 days after its establishment, and issue public notices in the newspapers within 60 days. A creditor shall lodge his claim with the liquidation committee within 30 days after receiving notification, or within 45 days of the public notice if he did not receive any notification. A creditor shall state all matters relevant to his creditor rights in making his claim and furnish evidence. The liquidation committee shall register such creditor rights. The liquidation committee shall not make any debt settlement to creditors during the period of claim.

Upon liquidation of the company's properties and the preparation of the balance sheet and inventory of assets, the liquidation committee shall draw up a liquidation plan to be submitted to the shareholders' meeting, shareholders' general meeting or people's court for endorsement.

The remaining assets of the company after payment of liquidation expenses, wages, social insurance expenses and statutory compensation, outstanding taxes and the company's debt shall be distributed to shareholders according to their proportion of capital contribution in the case of companies with limited liability and according to shareholding proportion in the case of joint stock limited companies. The company shall continue to exist during the liquidation period, although it cannot be engaged in any operating activities that are not related to the liquidation. The company's properties shall not be distributed to the shareholders before repayment are made in accordance to the foregoing provisions.

Upon liquidation of the company's properties and the preparation of the balance sheet and inventory of assets, if the liquidation committee becomes aware that the company does not have sufficient assets to meet its liabilities, it must immediately apply to the people's court for a declaration for bankruptcy. Following such declaration, the liquidation committee shall hand over all affairs of the liquidation to the people's court.

Upon completion of the liquidation, the liquidation committee shall submit a liquidation report to the shareholders' meeting, shareholders' general meeting or the people's court for verification. Thereafter, the report shall be submitted to the companies registration authority in order to cancel the company's registration, and a public notice of its termination shall be issued. Members of the liquidation committee are required to discharge their duties honestly and in compliance with the relevant laws. Members of the liquidation committee shall be prohibited from making of their powers to accept bribes or other unlawful income and from appropriating the company's properties. A member of the liquidation committee is liable to indemnify the company and its creditors in respect of any loss arising from his willful or material default.

Liquidation of a company declared bankrupt according to the law shall be processed in accordance with laws on corporate bankruptcy.

*Overseas listing*

Approval of the CSRC must be obtained by the Company prior to the overseas listing of its Shares which must comply with the Special Regulations.

*Loss of share certificates*

A shareholder may apply, in accordance with the announcement and notice procedures set out in the PRC Civil Procedure Law, to a people's court in the event that share certificates in registered form are either stolen, lost or destroyed, for a declaration that such certificates will no longer be valid. After such a declaration has been obtained, the shareholder may apply to the company for the issuance of replacement certificates.

*Merger and demerger*

A merger agreement must be signed in the case of a merging of companies and the relevant companies shall draw up their respective balance sheets and inventory of property. The companies should within 10 days of the resolution of the merger inform their creditors and publish a notice to the creditors in newspapers. The creditors may, within 30 days for those who have received written notice or within 45 days for those who have not, request the company to satisfy any unpaid debts or provide equivalent guarantees.

When companies merge, the creditor rights and debts of the merging parties shall be assumed by the surviving company or the new company. When a company demerges, its assets must be divided accordingly and a balance sheet and inventory of assets must be drawn up. When a resolution is passed approving the demerger of the company, the company should notify all its creditors within 10 days of such resolution being passed and advertise the same in newspapers within 30 days. Unless otherwise agreed with a creditor, obligations in respect of the liabilities before the demerger of the company shall be in writing borne by the demerged companies.

Changes in registrable particulars of the companies caused by merger or demerger must be registered with companies registration authorities in accordance with laws. Cancellation of a company should be registered in accordance with the law when a company is dissolved. Incorporation of a company shall be registered when a new company is incorporated.

### D. Securities Law and Regulations and Regulatory Regimes

Since 1992, the PRC has promulgated a number of regulations in relation to the issue and trading of shares and disclosure of information.

In early 1993, the Securities Commission and the CSRC were established under the State Council. The Securities Commission is responsible for coordinating the drafting of the securities, formulating policies on securities affairs, planning the development of securities markets and guiding, coordinating and regulating all PRC institutions involved in securities affairs and supervising the CSRC. The CSRC is the regulatory arm of the Securities Commission and is responsible for drafting regulations governing the securities market, supervising securities companies, regulating the domestic and overseas public issue of securities by PRC companies, supervising securities trading, compiling securities-related statistics and conducted research and analysis.

On 22 April 1993, the State Council promulgated《股票發行與交易管理暫行條例》(the Provisional Regulations Concerning the Issue and Trading of Shares) (the "Securities Provisional Regulations"). The Securities Provisional Regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, disclosure of information, investigation and penalties and dispute settlement with respect to a listed company. Pursuant to the Securities Provisional Regulations, a PRC company issuing shares directly or indirectly, must obtain the approval of the CSRC. In the event that the Company shall issue RMB-denominated ordinary shares or RMB denominated special shares, it must comply with that requirement.

On 12 June 1993, the CSRC promulgated《公開發行股票公司信息披露實施細則(試行)》(the Implementation Measures (Provisional) on Disclosure of Information by Companies issuing Public Offerings of Shares) pursuant to the Securities Provisional Regulations. Under these measures, the CSRC is responsible for supervising the disclosure of information by companies which have offered shares to the public in the PRC. These measures contain provisions regarding prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on the share price of a company. They include changes to a company's articles of association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30% of the total value of such assets, revocation by a court of any resolution passed by the shareholders or the supervisors of a company and the merger or demerger of a company. These measures also contain disclosure provisions in relation to acquisition of listed companies which supplement the requirements contained in the Securities Provisional Regulations.

On 2 September 1993, the Securities Commission promulgated 《禁止證券欺詐行為暫行辦法》 (the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities). The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing or procuring investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include warnings, fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On 4 August 1994, the State Council promulgated the Special Regulations. These provisions deal mainly with the issue, subscription, trading, declaration of dividends and other distributions of foreign capital stock listed aboard and the disclosure of information of articles of association of joint stock limited companies having foreign capital stock listed aboard.

On 25 December 1995, the State Council promulgated 《國務院關於股份制有限公司境內上市外資股的規定》 (the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Companies). These regulations deal mainly with the issue, subscription, trading, declaration of dividends and other distributions of domestic listed foreign shares and the disclosure of information of joint stock limited companies having domestic listed foreign shares.

On 29 December 1998, the Standing Committee of the NPC promulgated the Securities Law of the PRC which came into effect on 1 July 1999. This is the first national securities law in the PRC and is the fundamental law comprehensively regulating activities in the PRC securities market. On 27 October 2005, the Securities Law was revised. The revised PRC Securities Law came into effect on 1 January 2006.

The Securities Law is applicable to the issuance and trading in the PRC of shares, company bonds and other securities designated by the State Council according to law. Where the Securities Law does not apply, the provisions of the Company Law and other applicable laws and regulations will apply.

On 29 March 1999, SETC and the CSRC promulgated 《關於進一步促進境外上市公司規範運作和深化改革的意見》 (the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas) (the "Opinion"), which is aimed at regulating the internal operation and management of PRC companies listed overseas. The Opinion regulates, amongst others, the appointments and functions of external directors and independent directors in the board of directors; and the appointment and functions of external supervisors in the supervisory committee.

**E. Arbitration Laws**

《中華人民共和國仲裁法》 (the Arbitration Law of the People's Republic of China) (the "Arbitration Law") was passed by the Standing Committee of the NPC on 31 August 1994 and came into effect on 1 September 1995. It is applicable to, among other matters, economic disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by an agreement provided arbitration as a method for dispute resolution, the people's court will refuse to handle the case if one party institutes legal proceedings in a people's court, unless the arbitration agreement has lapsed.

The Listing Rules and the Mandatory Provisions require an arbitration clause to be included in the articles of association of a company listed in Hong Kong and, in the case of the Listing Rules, also in a contract between the company and each director or supervisor, to the effect that whenever any dispute or claim arises from any rights or obligations provided in the articles of association, the Company Law or other relevant laws and administrative regulations concerning the affairs of a company between (i) a holder of overseas listed foreign shares and the company; (ii) a holder of overseas listed foreign shares and a holder of domestic shares; or (iii) a holder of H shares and the directors, supervisors or other officers of the company; such parties shall submit that dispute or claim for arbitration before either the China International Economic and Trade Arbitration Commission ("CIETAC") or the Hong Kong International Arbitration Centre ("HKIAC") for arbitration. If the party seeking arbitration elects to arbitrate the dispute or claim at the HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the securities arbitration rules of the HKIAC.

CIETAC is a economic and trade arbitration organ in the PRC. In accordance with CIETAC Arbitration Rules as amended on 11 January 2005 (which amendment became effective on 1 May 2005), the jurisdiction of CIETAC covers disputes involving Hong Kong. CIETAC is located in Beijing with branch offices in Shenzhen and Shanghai. Under the Arbitration Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural irregularity (including irregularity in the composition of the arbitration committee or the giving of an award beyond the scope of the arbitration agreement or the jurisdiction of the arbitration commission).

A party seeking to enforce an arbitral award of a foreign affairs arbitration organ of the PRC against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards ("New York Convention") adopted on 10 June 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2 December 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention subject to their right to refuse enforcement under certain circumstances including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (1) the PRC will only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (2) the PRC will only apply the New York Convention to disputes considered under PRC laws to be arising from contractual and non-contractual mercantile legal relations. Arrangements for reciprocal enforcement of arbitral awards between Hong Kong and China was signed on 18 June 1999. On 18 June Hong Kong and China. This new arrangement has been approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council and became effective on 1 February 2000. The new arrangement is made in accordance with the spirit of the New York Convention, allowing awards made by PRC arbitral authorities to be enforceable in Hong Kong and awards by Hong Kong arbitral authorities to be enforceable in the PRC.

**F. Foreign Exchange Control**

Foreign exchange control is implemented through three major regulatory regimes. On 28 December 1993, the PBOC, with the authorisation of the State Council, issued《關於進一步改革外滙管理體制的公告》(the Notice on Further Reform of the Foreign Exchange Control System) which came into effect on 1 January 1994. Other major regulations and implementation measures include《外滙管理條例》(Foreign Exchange Control Regulations) promulgated by the State Council on 29 January 1996 and came into effect on 1 April 1996 (as amended on 14 January 1997) and《結滙、售滙及付滙管理規定》(the Regulations on the Foreign Exchange Settlement, Sale and Payments) which were promulgated on 20 June 1996 by PBOC and took effect on 1 July 1996 and which contain detailed provisions regulating the holding, sale and purchase of foreign exchange by domestic institutions, resident individuals, foreign enterprises with establishment in the PRC. The PBOC publishes the Renminbi exchange rate against other major currencies. Such rate is to be set by reference to the Renminbi trading price against major currencies on the previous day on the inter-bank foreign exchange market. Generally, the foreign exchange earnings of all domestic organisations and individuals, other than those allowed to be retained by foreign enterprises as recurrent exchange income or specifically exempted under the relevant regulations, are to be sold to designated banks. Retained foreign exchange earnings may need to be kept in foreign exchange bank accounts of designated banks. Capital foreign exchange capital must be deposited in foreign exchange bank accounts maintained at designated banks, and may generally be retained in such account.

At present, control of purchase of foreign exchange is gradually relaxed. Enterprises within the PRC which require foreign exchange for their ordinary trading and non-trading activities, import activities and repayment of foreign debts may purchase foreign exchange from designated banks if the application is supported by relevant documents. Furthermore, foreign investment enterprises that require foreign exchange for dividend payments, such as profit distribution to foreign investors, may draw funds in their foreign exchange bank accounts kept with designated banks after paying due dividend taxes. Should such foreign exchange be insufficient, foreign investment enterprises may purchase foreign exchange from designated banks. While foreign exchange control on current account transactions has been relaxed, the drawdown of foreign currency loans by enterprises, the provision of foreign exchange guarantees, overseas investments and any other types of capital account transactions that involve the purchase of foreign exchange remain subject to the approval of the State Administration of Foreign Exchange Control. When conducting foreign exchange transactions, the designated banks may, based on the exchange rate published by the POBC and subject to certain limits, freely determine the applicable exchange rate.

## 2. HONG KONG LAWS AND REGULATIONS

### A. Hong Kong Company Law

The Hong Kong law applicable to a company having share capital incorporated in Hong Kong is based on the Companies Ordinance and is supplemented by common law. The Company, which is a joint stock limited company established in the PRC seeking a Listing is governed by the Company Law which came into effect on 1 July 1994 and all other rules and regulations promulgated pursuant to the Company Law applicable to a joint stock limited company established in the PRC issuing overseas listed foreign shares to be listed on the Stock Exchange.

Set out below is a summary of the material differences between the Hong Kong company law applicable to a company incorporated in Hong Kong and the Company Law applicable to a joint stock limited company incorporated and existing under the Company Law. This summary is, however, not intended to be an exhaustive comparison:

*Corporate existence*

Under Hong Kong company law, a company having share capital is incorporated by the Registrar of Companies in Hong Kong issuing a certificate of incorporation and upon its incorporation, a company will acquire an independent corporate existence. A company may be incorporated as a public company or a private company. The articles of association of a private company incorporated in Hong Kong are required by the Companies Ordinance to contain certain pre-emptive provisions. A public company does not contain such pre-emptive provisions in its articles of association.

Under the Company Law, a company may be incorporated by either promotion or subscription. A company established by subscription will only acquire its corporate existence after it has completed its initial offering and the company registration authority has issued to it a business license. Under the Company Law, a company which is authorized by the relevant securities administration authority to list its shares on a stock exchange must have a registered capital of not less than RMB30,000,000. Hong Kong law does not prescribe any minimum capital requirements for a Hong Kong company. Under the Company Law, the shares allotted by a joint stock limited company in return for injection of industrial property rights and non-patented technology shall not exceed 20% of the registered capital of a company. There is no such restriction on a Hong Kong company under Hong Kong law.

*Share capital*

Under Hong Kong law, the authorised share capital of a Hong Kong company is the amount of share capital which the company is authorised to issue and a company is not bound to issue the entire amount of its authorised share capital. For a Hong Kong company, the authorised share capital may be larger than the issued share capital. Hence, the directors of a Hong Kong company may, with the prior approval of the shareholders, if required, cause the company to issue new shares. The Company Law does not recognize the concept of authorized share capital. The registered capital of a joint stock limited company shall be such total amount of share capital subscribed for by all promoters or such total amount of paid-in capital as registered with the competent registration authorities. Any increase in the registered capital must be approved by the shareholders at a shareholder's general meeting.

*Restrictions on shareholding and transfer of shares*

Under the PRC law, the domestic shares ("domestic shares") in the share capital of a joint stock limited company which are denominated and subscribed for in Renminbi may only be subscribed or traded by the State, PRC legal, natural persons, qualified foreign institutional investors and foreign investors engaged in medium/long term strategic acquisitions and investments. The overseas listed foreign shares ("foreign shares") issued by a joint stock limited company which are denominated in Renminbi and subscribed for in a currency other than Renminbi may only be subscribed and traded by investors from Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan or any country and territory outside the PRC. Under the Company Law, shares in a joint stock limited company held by its promoters cannot be transferred within one year after the date of establishment of the company. Shares in a company outstanding prior to its public issuance of shares are not transferrable within one year after the date on which the trading of its shares commence on a stock exchange. Shares in a joint stock limited company held by its directors, supervisors and senior management transferred in any one year during their respective terms of office shall not exceed 25% of the total number of shares in the company held by them, respectively. Shares in the Company held by them shall not be transferrable within one year after the date on which Shares of the Company commence listing and trading. In the event that any of the aforesaid persons resign from their office, they shall not transfer shares of the Company held by them within six months after such resignation. There are no such restrictions on shareholdings and transfers of shares under Hong Kong law.

*Financial assistance for acquisition of shares*

The Company Law does not contain any provision prohibiting or restricting a joint stock limited company or its subsidiaries from providing financial assistance for the purpose of an acquisition of its own or its holding company's shares. The Mandatory Provisions contain certain restrictions on a company and its subsidiaries providing such financial assistance similar to those under Hong Kong company law.

*Variation of class rights*

Under the Companies Ordinance, if the share capital of a company is divided into different classes of shares, special rights attaching to any class of shares may only be varied if approved by a specified proportion of the holders of the relevant class. The Company Law does not contain any specific provision relating to variation of class rights. Under the Mandatory Provisions, class rights may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by two-thirds or more of the votes cast by shareholders of the affected class present in person or by proxy at a separate class meeting. For the purpose of a variation of class rights, domestic shares and foreign shares are treated as separate classes of shares except in the case of (i) an issue of shares by the joint stock limited company in any twelve (12) month period either separately or concurrently following the approval by a special resolution of shareholders in general meeting not exceeding 20% of each of the issued domestic shares and foreign shares existing as at the date of such special resolution; and (ii) an issue of domestic shares and foreign shares in accordance with the plan of the company approved by the securities authority and which are completed within fifteen (15) months following the establishment of the company. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights.

*Directors*

The Company Law, unlike Hong Kong company law, does not contain any requirements relating to the declaration of interests in material contracts, restrictions on interested directors being counted towards the quorum of and voting at a meeting of the board of directors at which a transaction in which a director is interested is being considered, restrictions on directors' authority in making major dispositions, restrictions on companies providing certain benefits such as loans to directors and guarantees in respect of directors' liability and prohibition against compensation for loss of office without shareholders' approval. The Mandatory Provisions, however, contain requirements and restrictions in relation to the foregoing matters similar to those applicable under Hong Kong law.

*Supervisory committee*

Under the Company Law, the board of directors of a joint stock limited company is subject to the supervision of a supervisory committee but there is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong. The Mandatory Provisions provide that each supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be in the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise under comparable circumstances.

*Derivative action by minority shareholders*

Hong Kong law permits minority shareholders to start a derivative action on behalf of the company against directors who have been guilty of a breach of their fiduciary duties to the company, if they control a majority of votes at a general meeting thereby effectively preventing a company from suing the directors in breach of their duties in its own name. Although the Company Law gives a shareholder of a joint stock limited company the right to initiate proceedings in the people's court to restrain the implementation of any resolution passed by shareholders in general meeting or by the board of directors which violates any law or infringes the lawful rights and interests of shareholders, the PRC law does not have a form of proceedings which is the same as a derivative action. The Mandatory Provisions, however, provide remedies to the company against directors, supervisors and officers in breach of their duties to the company. In addition, every director and supervisor of a joint stock limited company applying for a listing of its foreign shares on the Stock Exchange is required to give an undertaking in favor of the company to comply with the company's articles of association. This allows minority shareholders to act against directors and supervisors in default.

*Protection of minorities*

Under Hong Kong law, a shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition to court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary may appoint inspectors who are given extensive statutory powers to investigate the affairs of a company incorporated in Hong Kong. The PRC law does not contain similar safeguards. The Mandatory Provisions, however, contain provisions to the effect that a controlling shareholder may not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of a company to relieve a director or supervisor of his duty to act honestly in the best interests of the company or to approve the expropriation by a director or supervisor of the company's assets or the individual rights of other shareholders.

*Notice of shareholders' meetings*

Under the Company Law, notice of a shareholders' general meeting and extraordinary meeting must be given not less than twenty (20) days before the meeting and notice of an extraordinary general meeting must be given not less than fifteen (15) days before the meeting. In the case of a company having bearer shares, a public announcement of a shareholders' general meeting must be made at least 30 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, forty-five (45) days' written notice must be given to all shareholders and shareholders who wish to attend the meeting must reply in writing twenty (20) days before the date of the meeting. For a company incorporated in Hong Kong, the minimum notice periods of a general meeting convened for passing an ordinary resolution and a special resolution are 14 days and 21 days, respectively; and the notice period for an annual general meeting is 21 days.

*Quorum for shareholders' meetings*

Under Hong Kong law, two members shall be a quorum for a general meeting, unless the articles of association of the company provides otherwise. In the case of one-member companies, one member shall be a quorum. The Company Law does not specify any quorum requirement for shareholders' general meeting but the Special Regulations and the Mandatory Provisions provide that a company's general meeting can be convened when replies to the notice of that meeting have been received from shareholders whose shares represent 50% of the voting rights in the company at least twenty (20) days before the proposed date of the meeting. If that 50% level is not achieved, the company shall within five (5) days notify shareholders by public announcement and the shareholders' general meeting may be held thereafter.

*Voting*

Under Hong Kong law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three fourths of votes cast by members present in person or by proxy at a general meeting. Under the Company Law, the passing of any resolution requires one half or more of the votes cast by shareholders present in person or by proxy at a shareholders' general meeting except in cases of proposed amendment to the articles of association, merger, demerger or dissolution of, increase and decrease of registered capital of or change of form of a joint stock limited company, increase or decrease of registered capital and the change of a company's nature, which requires two-thirds or more of votes cast by shareholders present in person or by proxy at a shareholders' general meeting.

*Financial disclosure*

A joint stock limited company is required under the Company Law to make available at its office for inspection by shareholders its financial and accounting statements twenty (20) days before the annual general meeting of shareholders. In addition, a company established by the public subscription method under the Company Law must publish its financial reports. The financial and accounting reports has to be audited by an accounting firm. The Companies Ordinance requires a company to send to every shareholder a copy of its balance sheet, auditors' report and directors' report which are to be laid before the company in its annual general meeting not less than 21 days before such meeting.

A joint stock limited company is required under the PRC law to prepare its financial statements in accordance with the PRC accounting standards. The Mandatory Provisions require that the company must, in addition to preparing accounts according to the PRC standards, have its accounts prepared and audited in accordance with International Accounting Standards or Hong Kong accounting standards and its financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards.

The Special Regulations require that there shall not be any inconsistency between the information disclosed within and outside the PRC and that, to the extent that there are differences in the information disclosed in accordance with the relevant PRC and overseas laws, regulations and requirements of the relevant stock exchanges, such differences shall also be disclosed simultaneously.

*Information on directors and shareholders*

Under the Company Law, the public may apply to the companies registration authorities for enquiring registration details of a company, and shareholders may inspect the register of members, minutes of shareholders' general meetings and minutes of board meetings. Such rights are similar to that available under Hong Kong law to shareholders of a company incorporated in Hong Kong.

*Receiving agent*

Under both the PRC and Hong Kong law, dividends once declared become debts payable to shareholders. The limitation period for debt recovery action under Hong Kong law is six (6) years while that under the PRC law is two (2) years. The Mandatory Provisions require the appointment of a trust company registered under the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) as receiving agent to receive on behalf of holders of foreign shares dividends declared and all other monies owed by a joint stock limited company in respect of such foreign shares.

*Corporate reorganisation*

Corporate reorganisation involving a company incorporated in Hong Kong may be effected in a number of ways, such as a transfer of the whole or part of the business or property of the company in the course of being wound up voluntarily to another company pursuant to section 237 of the Companies Ordinance or a compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance which requires the sanction of the court. Under the PRC law, the merger or demerger of a joint stock limited company has to be approved by shareholders in general meeting.

*Arbitration of disputes*

In Hong Kong, disputes between shareholders and a company incorporated in Hong Kong or its directors may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the HKIAC or the CIETAC, at the claimant's discretion.

*Mandatory transfers*

Under the Company Law, a joint stock limited company is required to make transfers equivalent to certain prescribed percentages of its after-tax profit to the statutory common reserve. There are no such requirements under Hong Kong law.

**B. Listing Rules**

The Listing Rules provide additional requirements which apply to an issuer which is incorporated in the PRC as a joint stock limited company and seeks a primary listing or whose primary listing is on the Stock Exchange. Set out below is a summary of such principal additional requirements which apply to the Company:

*Compliance Adviser*

The Company is required to retain for the period commencing on the date of its Listing and ending on the date on which the Company issues its annual report for the first full financial year commencing after the date of Listing, the services of a compliance adviser, to provide the Company with professional advice on continuous compliance with the Listing Rules, and since the authorised representatives of the Company are expected to be frequently outside Hong Kong, in addition to the two authorised representatives of the Company, to act as the Company's principal channel of communication with the Stock Exchange. The appointment of the compliance adviser may be terminated by the Company only if its work is of an unacceptable standard or if there is a material dispute (which cannot be resolved within 30 days) over fees payable by the Company to its compliance adviser. In the case of resignation by, or termination of, a compliance adviser, a replacement must be appointed by the Company within 3 months of the effective date of resignation or termination (as the case may be).

*Accountants' report*

An accountants' report for a PRC issuer will not normally be regarded as acceptable unless the relevant accounts have been audited to a standard comparable to that required in Hong Kong. Such report will normally be required to conform to either Hong Kong or international accounting standards.

*Process agent*

The Company is required to appoint and maintain a person authorised to accept service of process and notices on its behalf in Hong Kong throughout the period during which its securities are listed on the Stock Exchange and must notify the Stock Exchange of his appointment, the termination of his appointment and his contact particulars.

*Independent non-executive directors and supervisors*

The independent non-executive directors of a PRC issuer are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of the general body of shareholders will be adequately represented. The supervisors of a PRC issuer must have the character, expertise and integrity and be able to demonstrate a standard of competence commensurate with their position as supervisors.

*Restrictions on purchase and subscription of its own securities*

Subject to governmental approvals and the provisions of the Articles of Association, the Company may repurchase its own H shares on the Stock Exchange in accordance with the provisions of the Listing Rules. Approval by way of special resolution of shareholders in general meeting and of the holders of domestic shares and the holders of H shares at separate class meetings conducted in accordance with the Articles of Association is required for share repurchases. In seeking approvals, the Company is required to provide information on any proposed or actual purchases of all or any of its equity securities, whether or not listed or traded on the Stock Exchange. The Directors must also state the consequences of any purchases which will arise under either or both of the Code on Takeovers and Mergers and any similar applicable law of which the Directors are aware, if any. Any general mandate given to the directors to repurchase H shares must not exceed 10% of the total amount of existing issued H shares of the Company.

*Mandatory Provisions*

With a view to increasing the level of protection afforded to investors, the Stock Exchange requires the incorporation, in the articles of association of a PRC company whose primary listing is on the Stock Exchange, of the Mandatory Provisions and provisions relating to the change, removal and resignation of auditors, class meetings and the conduct of the supervisory committee of the Company. Such provisions have been incorporated into the Articles of Association, a summary of which is set out in Appendix VI to this prospectus.

*Redeemable shares*

The Company must not issue any redeemable shares unless the Stock Exchange is satisfied that the relative rights of the holders of the H shares are adequately protected.

*Pre-emptive rights*

Except in the circumstances mentioned below, the Directors are required to obtain the approval by a special resolution of shareholders in general meeting, and the approvals by special resolutions of the holders of domestic shares and H shares (each being otherwise entitled to vote at general meetings) at separate class meetings conducted in accordance with the Articles of Association, prior to (1) authorizing, allotting, issuing or granting shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities; and (2) any major subsidiary of the Company making any such authorisation, allotment, issue or grant so as materially to dilute the percentage equity interests of the Company and its shareholders in such subsidiary.

No such approval will be required, but only to the extent that, the existing shareholders of the Company have by special resolution in general meeting given a mandate to the Directors, either unconditionally or subject to such terms and conditions as may be specified in the resolution, to authorise, allot or issue, either separately or concurrently once every 12 months, domestic shares and H shares subject to a restriction that the aggregate number of domestic shares allotted or agreed to be allotted must not exceed the aggregate of 20% of the issued domestic share capital of the Company and the aggregate number of H shares allotted or agreed to be allotted must not exceed the aggregate of 20% of the issued H share capital of the Company, in each case as at the date of the passing of the relevant special resolution.

*Supervisors*

The Company is required to adopt rules governing dealings by its Supervisors in securities of the Company in terms no less exacting than those of the model code (set out in Appendix 10 to the Listing Rules) issued by the Stock Exchange. The restriction on the Company or any of its subsidiaries entering into a service contract which exceeds 3 years in duration with a Director or proposed Director of the Company or its subsidiary without the prior approval of the shareholders in a general meeting at which the relevant Director did not vote on the matter also applies to a service contract of such duration between the Company or its subsidiary with a Supervisor or proposed Supervisor.

*Amendment to the Articles of Association*

The Company is required not to permit or cause any amendment to be made to its Articles of Association which would cause the same to cease to comply with the mandatory provisions of the Listing Rules relating to such Articles of Association.

*Documents for inspection*

The Company is required to make available at a place in Hong Kong for inspection by the public and shareholders free of charge, and for copying by shareholders at reasonable charges the following:

- a complete duplicate register of shareholders;
- a report showing the state of the issued share capital of the Company;
- the Company's latest audited financial statements and the reports of the Directors, auditors and Supervisors (if any) thereon;
- special resolutions of the Company;
- reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between domestic Shares and H Shares);
- a copy of the latest annual return filed with the State Administration of Industry and Commerce of the PRC; and
- for shareholders only, copies of minutes of meetings of shareholders.

*Receiving agents*

The Company is required to appoint one or more receiving agents in Hong Kong and pay to such agent(s) dividends declared and other monies owing in respect of the H Shares to be held, pending payment, in trust for the holders of such H Shares.

*Statements in share certificates*

The Company is required to ensure that all its listing documents and share certificates include the statements stipulated below and to instruct and cause each of its share registrars not to register the subscription, purchase or transfer of any of its shares in the name of any particular holder unless and until such holder delivers to such share registrar a signed form in respect of such shares bearing statements to the following effect that the acquirer of shares:

- agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder of the Company, to observe and comply with the Company Law, the Special Regulations and the Articles of Association;

- agrees with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearing in open session and to publish its award. Such arbitration shall be final and conclusive;

- agrees with the Company and each shareholder of the Company that the H Shares are freely transferable by the holder thereof; and

- authorises the Company to enter into a contract on his behalf with each Director and officer of the Company whereby each such Director and officer undertakes to observe and comply with his obligation to shareholders as stipulated in the Articles of Association.

*Compliance with the Company Law, the Special Regulations and the Articles of Association*

The Company is required to observe and comply with the Company Law, the Special Regulations and the Articles of Association.

*Contract between the Company and its Directors, officers and Supervisors*

The Company is required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to the Company to observe and comply with the Company Law, the Special Regulations, the Articles of Association, the Codes on Takeovers and Mergers and Share Repurchases and an agreement that the Company shall have the remedies provided in the Articles of Association and that neither the contract nor his office is capable of assignment;

- an undertaking by the Director or officer to the Company acting as agent for each shareholder to observe and comply with his obligations to shareholders as stipulated in the Articles of Association;

- an arbitration clause which provides that whenever any differences or claims arise from that contract, the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant law and administrative regulations concerning the affairs of the Company between the Company and its Directors or officers and between a holder of H Shares and a Director or officer of the Company, such differences or claims will be referred to arbitration at either the CIETAC in accordance with its rules or the HKIAC in accordance with its Securities Arbitration Rules, at the election of the claimant and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant;

- if the party seeking arbitration elects to arbitrate the dispute or claim at HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the Securities Arbitration Rules of HKIAC;

- PRC laws shall govern the arbitration of disputes or claims referred to above, unless otherwise provided by law or administrative regulations;

- the award of the arbitral body is final and shall be binding on the parties thereto;

- the agreement to arbitrate is made by the Director or officer with the Company on its own behalf and on behalf of each shareholder; and

- any reference to arbitration shall be deemed to authorise the arbitral tribunal to conduct hearings in open session and to publish its award.

The Company is also required to enter into a contract in writing with every Supervisor containing statements in substantially the same terms.

*Subsequent listing*

The Company must not apply for the listing of any of its foreign shares on a PRC stock exchange unless-the Stock Exchange is satisfied that the relative rights of the holders of foreign shares are adequately protected.

*English translation*

All notices or other documents required under Chapter 13 of the Listing Rules to be sent by the Company to the Stock Exchange are required to be in the English language, or accompanied by a certified English translation.

*General*

If any change in the PRC law or market practices materially alters the validity or accuracy of any of the basis upon which the additional requirements have been prepared, then the Stock Exchange may impose additional requirements or make listing of the equity securities of a PRC issuer, including the Company, subject to special conditions as the Stock Exchange considers appropriate. Whether or not any such changes in the PRC law or market practices occur, the Stock Exchange retains its general power under the Listing Rules to impose additional requirements and make special conditions in respect of the Listing.

**C. Other Legal and Regulatory Provisions**

Upon Listing, the provisions of the Securities and Futures Ordinance, the Codes on Takeovers and Mergers and Share Repurchases and such other relevant ordinances and regulations as may be applicable to companies listed on the Stock Exchange will apply to the Company.

**D. Securities Arbitration Rules**

The Articles of Association provide that certain claims arising from the Articles of Association or the Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules. The Securities Arbitration Rules of the HKIAC contain provisions allowing an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Stock Exchange so that PRC parties and witnesses may attend. Where any party applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties including witnesses and the arbitrators being permitted to enter Shenzhen for the purpose of the hearing. Where a party (other than a PRC party) or any of its witnesses or any arbitrator is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of telecommunications. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.

**E. Taxation in Hong Kong**

*Tax on Dividends*

Under current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by the Company.

*Profits tax*

Hong Kong does not currently levy any tax on capital gains. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals.

Trading gains from sales of shares effected on the Stock Exchange will be considered to be derived from or arise in Hong Kong. Thus, trading gains from sales of shares effected on the Stock Exchange realised by persons carrying on a business of trading or dealing in securities in Hong Kong will be chargeable to Hong Kong profits tax.

*Stamp duty*

The sale and purchase of shares are subject to Hong Kong stamp duty payable by both the seller and the buyer. Hong Kong stamp duty is payable at the rate of 0.2% (of which 0.1% is payable by the seller and 0.1% is payable by the purchaser) on the higher of the consideration paid or the value of the shares being sold. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares which is required to be registered on a register or branch register maintained in Hong Kong.

If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the unpaid duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

*Estate Duty*

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on 11 February 2006 in Hong Kong. No Hong Kong estate duty is payable in respect of holders of the shares whose deaths occur on or after 11 February 2006.

## 3. PRC LEGAL MATTERS

Jingtian & Gongcheng, the Company's legal adviser on PRC law has sent to the Company an opinion dated 26 November, 2006 confirming that it has reviewed the summaries of PRC company and securities regulations and the summaries of certain material differences between Hong Kong company law and the Company Law in so far as they relate to PRC law as contained in this Appendix VI and all other references to PRC laws and regulations in other sections of this prospectus, and that, in its opinion, such summaries are correct, accurate and not misleading. This opinion is available for inspection as referred to in the paragraph headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix IX to this prospectus.

Should anyone wish to seek detailed advice on PRC laws or any laws within any jurisdiction, please consult independent legal advisers.

Set out below is a summary of the principal provisions of the Articles of Association. A copy of the Articles of Association, together with an English version is available for inspection as mentioned in the section headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix IX to this prospectus.

## (A) DIRECTORS AND OTHER OFFICERS

### (i) Power to allot and issue Shares

There is no provision in the Articles of Association empowering the Directors to allot and issue Shares.

To increase the capital of the Company, the board of Directors (the "Board") is responsible for formulating proposals for approval at a shareholders' general meeting by way of special resolution. Any such increase must be conducted in accordance with the Articles of Association and the procedures stipulated by the relevant laws and administrative regulations.

### (ii) Power to dispose of the assets of the Company or any subsidiary

The Board is accountable to the shareholders' general meeting.

The Board shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of, any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four months immediately preceding the proposed disposition, exceeds 33% of the value of the Company's fixed assets as shown in the last balance sheet placed before the shareholders in general meeting.

The validity of a disposition by the Company shall not be affected by the breach of the above paragraph.

For the purposes of the Articles of Association, a disposition includes an act involving the transfer of an interest in assets but does not include the provision of fixed asset by way of security.

### (iii) Compensation or payments for loss of office

The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a Director or Supervisor wherein his emoluments are stipulated. The aforesaid emoluments include:

(1) emoluments in respect of his service as Director, Supervisor or senior administrative officer of the Company or any of its subsidiaries;

(2) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and

(3) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a Director or Supervisor against the Company for anything due to him in respect of the above matters.

The contract concerning the emoluments between the Company and its Directors or Supervisors should provide that, in the event of a takeover of the Company, the Company's Directors and Supervisors shall, subject to the prior approval of the shareholders in general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. A "takeover of the Company" referred to in this paragraph means either:

(1) an offer made by any person to the general body of shareholders; or

(2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning set out in the Articles of Association (see paragraph (R) below).

If the relevant Director or Supervisor does not comply with the above, any sum so received by him shall belong to those persons who have sold their Shares as a result of the said offer made. The expenses incurred in distributing such sum pro rata amongst those persons shall be borne by the relevant Director or Supervisor and not paid out of that sum.

**(iv) Loans to Directors, Supervisors and other officers**

The Company shall not directly or indirectly make a loan to, or provide any guarantee in connection with, the making of a loan to a Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company or of the Company's holding company or any of their respective associates as described in the Articles of Association (see paragraph (ix) below). However, the following transactions are not subject to such prohibition:

(1) the provision by the Company of a loan or a guarantee of a loan to a company which is a subsidiary of the Company;

(2) the provision by the Company of a loan, a guarantee or any other funds to any of its Directors, Supervisors, Chief Executive Officer and other senior administrative officers to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; and

(3) the Company may make a loan or a guarantee to any of the relevant Directors, Supervisors, Chief Executive Officer and other senior administrative officers or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes providing loans or guarantees.

A loan made by the Company in breach of the above provisions shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by the Company in breach of the above provisions shall be unenforceable against the Company, unless (i) the lender is unaware of the fact that the loan is provided to anyone related to the Directors, Supervisors, Chief Executive Officer or other senior administrative officers of the Company or its holding company; (ii) the collateral provided by the Company has been lawfully disposed of by the lender to a bona fide purchaser.

For these purposes, a guarantee includes an undertaking or property provided by the guarantor to secure the performance of obligations by the obligor.

**(v) Disclosure of interests in contracts with the Company or any of its subsidiaries**

Where a Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board.

Unless the interested Director, Supervisor, Chief Executive Officer or other senior administrative officer discloses his interests in accordance with the above and the contract, transaction or arrangement is approved by the Board at a meeting in which the interested Director, Supervisor, Chief Executive Officer or other senior administrative officer is not counted in the quorum and refrains from voting, the Company may rescind such contract, transaction or arrangement in which that Director, Supervisor, Chief Executive Officer or other senior administrative officer is materially interested at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested Director, Supervisor, Chief Executive Officer or other senior administrative officer.

For these purposes, a Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company is deemed to be interested in a contract, transaction or arrangement in which an associate of him is interested.

Where a Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company gives to the Board a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, such notice shall be deemed for the purposes of this paragraph (v) to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

A Director who holds directorship and/or senior management positions in any member of the Controlling Shareholder Group shall abstain from voting on any board resolution regarding any transaction proposed to be entered into between any member of the Group and any member of the Controlling Shareholder Group, nor shall such Director *be counted in the quorum present at such meeting.*

**(vi) Remuneration**

The remuneration of Directors must be approved by shareholders in general meeting, as referred to under the section headed "Compensation or payments for loss of office" above. The Directors are not entitled, without having the approval of shareholders in general meeting, to vote remuneration (including pension or other benefits) to themselves or any members of their body and any other provision as to the remuneration of the Directors.

**(vii) Retirement, appointment and removal**

The term of office of the Directors shall be three years.

Directors shall be elected and removed by the shareholders in general meeting. A Director is not required to hold shares of the Company.

The Board shall consist of 17 Directors. The Board shall have one chairman and several vice chairmen. The chairman and the vice chairmen shall be elected and removed by one half or more of all the Directors.

A person may not serve as a Director, Supervisor, Chief Executive Officer and any other senior administrative officer of the Company if any of the following circumstances apply:

(1) a person without civil or with restricted civil capacity;

(2) a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of such punishment or deprivation;

(3) a person who is a former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and he is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the Company or enterprise;

(4) a person who is a former legal representative of a company or enterprise which had its business licence revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business licence;

(5) a person who has a relatively large amount of debts due and outstanding;

(6) a person who is under criminal investigation or prosecution by judicial organisation for violation of the criminal law which is not yet concluded;

(7) a person who is not eligible for enterprise leadership according to laws and administrative regulations;

(8) a non-natural person; or

(9) a person convicted of the contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a finding that he has acted fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction.

The validity of an act of a Director, Supervisor, Chief Executive Officer or other senior administrative officer on behalf of the Company is not, vis-à-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

There is no provision relating to retirement of Directors upon reaching any age limit.

**(viii) Borrowing powers**

On condition of compliance with applicable laws and regulations of PRC and the Articles of Association, the Company has the power to raise and borrow money and to decide the mortgage, lease, contracting and transfer of the Company's assets, provided that in the exercise of such powers, the Company shall not impair or abolish the rights of shareholders of any class. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the Directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than: (a) provisions which give the Directors the power to formulate proposals for the issuance of debentures by the Company; and (b) provisions which provide that the issuance of debentures must be approved by the shareholders in a general meeting by way of a special resolution.

**(ix) Duties**

In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which Shares are listed, each of the Company's Directors, Supervisors, Chief Executive Officer and other senior administrative officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of the business stipulated in its business licence;

(2) to act honestly in the best interest of the Company;

(3) not to expropriate by any means the Company's property, including (without limitation) usurpation of opportunities advantageous to the Company;

(4) not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of the Company submitted to shareholders for approval in accordance with the Articles of Association.

Each of the Company's Directors, Supervisors, Chief Executive Officer and other senior administrative officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Each of the Company's Directors, Supervisors, Chief Executive Officer and other senior administrative officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

(1) to act honestly in the best interests of the Company;

(2) *to exercise powers within the scope of his powers and not to exceed those* powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in general meeting, not to delegate the exercise of his discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) except in accordance with the Articles of Association or with the informed consent of shareholders given in general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6) without the informed consent of shareholders given in general meeting, not to use the Company's property for his own benefit;

(7) not to exploit his position to accept bribes or other illegal income or expropriate the Company's property by any means, including (without limitation) opportunities advantageous to the Company;

(8) without the informed consent of shareholders given in general meeting, not to accept commissions in connection with the Company's transactions;

(9) to abide by the Articles of Association, faithfully execute his official duties and protect the Company's interests, and not to exploit his position and power in the Company to advance his own private interests;

(10) not to compete with the Company in any form unless with the informed consent of shareholders given in general meeting;

(11) not to misappropriate the Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company's assets and not to provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company's assets; and

(12) unless otherwise permitted by informed shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of the Company, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) disclosure is in the interests of the public;

(iii) disclosure is in the interests of the relevant Director, Supervisor, Chief Executive Officer or other senior administrative officer who requires disclosure.

Each Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that Director, Supervisor, Chief Executive Officer or other senior administrative officer;

(2) a person acting in the capacity of trustee of that Director, Supervisor, Chief Executive Officer or other senior administrative officer or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of partner of that Director, Supervisor, Chief Executive Officer or other senior administrative officer or any person referred to in paragraphs (1) and (2) above;

(4) a company in which that Director, Supervisor, Chief Executive Officer or other senior administrative officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and other directors, supervisors, Chief Executive Officer and other senior administrative officers have a de facto controlling interest; and

(5) the Directors, Supervisors, Chief Executive Officer and other senior administrative officers of the controlled company referred to in the preceding paragraph.

The fiduciary duties of the Directors, Supervisors, Chief Executive Officer and other senior administrative officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

In addition to any rights and remedies provided by the laws and administrative regulations, where a Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1) claim damages from the Director, Supervisor, Chief Executive Officer or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2) rescind any contract or transaction entered into by the Company with the Director, Supervisor, Chief Executive Officer or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such Director, Supervisor, Chief Executive Officer or other senior administrative officer);

(3) demand an account of the profits made by the Director, Supervisor, Chief Executive Officer or other senior administrative officer in breach of his duties;

(4) recover any monies received by the Director, Supervisor, Chief Executive Officer or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

(5) demand payment of the interest earned or which may have been earned by the Director, Supervisor, Chief Executive Officer or other senior administrative officer on the monies that should have been paid to the Company.

Subject to the Articles of Association, a Director, Supervisor, Chief Executive Officer or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

## (B) ALTERATIONS TO CONSTITUTIONAL DOCUMENTS

The Company may amend its Articles of Association in accordance with the requirements of law, administrative regulation and the Company's Articles of Association.

Amendments to the Company's Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approvals by the companies approving department authorised by the securities authority under the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with PRC laws.

## (C) VARIATION OF RIGHTS OF EXISTING SHARES OR CLASSES OF SHARES

Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with the Articles of Association.

The following circumstances shall be deemed to be variation or abrogation of the class rights of a class:

(1) to increase or decrease the number of shares of such class, or increase or decrease the number of shares of class having voting or equity rights or privileges equal or superior to those of the shares of such class, except for where Domestic Shares are transferred to overseas investors, and such Domestic Shares are listed or traded on an overseas stock exchange after approval by the securities authority of the State Council;

(2) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the Shares of such class, except for where Domestic Shares are transferred to overseas investors, and such Domestic Shares are listed or traded on an overseas stock exchange after approval by the securities authority of the State Council;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(4) to remove or reduce a dividend preference or a liquidation preference attached to shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or preemptive rights, or rights to acquire securities of the Company attached to shares of such class;

(6) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of such class;

(7) to create a new class of shares having voting or equity right or privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in the Company of such class or another class;

(10) to increase the rights or privileges of shares of another class;

(11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

(12) to vary or abrogate provisions in Chapter 9 of the Articles of Association.

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matter concerning paragraphs (2) to (8), (11) and (12) above, but interested shareholder(s) (as defined below) shall not be entitled to vote at class meetings.

Resolutions of a class of shareholders shall be passed by votes representing two thirds or more of the voting rights of shareholders of that class present at the relevant meeting who are entitled to vote at class meetings.

Written notice of a class meeting shall be given forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches one half or more of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five days notify the shareholders, again by public notice, of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of such notice.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of the Articles of Association relating to the manner of conducting any shareholders' general meeting shall apply to any meeting of a class of shareholders. Holders of Domestic Shares and Foreign Shares are deemed to be shareholders of different classes.

The special procedures for voting at a class of shareholders shall not apply in the following circumstances:

(1) where the Company issues, upon the approval by a special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued Domestic Shares and overseas-listed foreign-invested Shares;

(2) where the Company's plan to issue Domestic Shares and overseas-listed foreign invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the CSRC; or

(3) where a holder of Domestic Shares of the Company, after obtaining the approval from the securities authority of the State Council and permission of the Stock Exchange, converts its Domestic Shares into H Shares for sale overseas and listing on the Stock Exchange.

For the purposes of the class rights provisions of the Articles of Association, the meaning of "interested shareholder(s)" is:

(1) in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange, a "controlling shareholder" within the meaning of the Articles of Association;

(2) in the case of a repurchase of shares by an off-market contract, a holder of the shares to which the proposed contract relates; and

(3) in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

## (D) RESOLUTIONS — MAJORITY REQUIRED

Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

## (E) VOTING RIGHTS (GENERALLY, ON A POLL AND RIGHT TO DEMAND A POLL)

The ordinary shareholders of the Company have the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat. A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

At any general meeting of shareholders a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two shareholders entitled to vote present in person or by proxy; or

(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares (whether individually or in aggregate) carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

## (F) REQUIREMENTS FOR ANNUAL GENERAL MEETINGS

The Board shall convene an annual shareholders' meeting once each year and within six (6) months from the close of the preceding financial year.

## (G) ACCOUNTS AND AUDIT

The Company shall establish its financial and accounting system in accordance with the laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

The financial year of the Company commences from 1 January and ends on 31 December of each calendar year.

The Board of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by the Company.

The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports.

The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the overseas place where the Company's shares are listed. If there is any material difference between the financial statements prepared, respectively in accordance with the two accounting standards, such difference shall be stated in an appendix to the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.

Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the overseas place where the Company's shares are listed.

The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within 60 days after the first six-month period of each fiscal year and the annual financial report shall be published within 120 days after the expiration of each fiscal year.

## (H) NOTICE OF MEETINGS AND BUSINESS TO BE CONDUCTED THEREAT

The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

The Company shall not, without the prior approval of shareholders in general meeting, enter into any contract with any person other than a Director, Supervisor, Chief Executive Officer or other senior administrative officer whereby the management and administration of the whole or any substantial part of the business of the Company is to be handed over to such person.

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the Board.

Under any of the following circumstances, the Board shall convene an extraordinary general meeting within two months:

(1) when the number of Directors is less than the number of directors required by the Company Law or two thirds of the number of directors specified in the Articles of Association;

(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3) when shareholder(s) holding 10% or more of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting;

(4) when deemed necessary by the Board or as requested by the supervisory committee; or

(5) when requested by two or more independent Directors.

Written notice of an annual general meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

When the Company convenes a shareholders' annual general meeting, shareholders holding 5% or more of the total voting Shares of the Company shall have the right to propose new motions in writing, and the Company shall place matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

A shareholders' extraordinary general meeting shall not decide on those matters not stated in the notice of meeting.

The Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company's total voting shares, the Company may hold the meeting. If not, then the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and the date for the meeting. The Company then may hold the meeting after such publication of such notice.

A notice of meeting of shareholders shall comply with the following requirements:

(1) be in writing;

(2) specify the place, the date and the hour of the meeting;

(3) state the matters to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to exercise an informed judgement on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of the material interests of any Director, Supervisor, Chief Executive Officer or other senior administrative officer in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6) contain the full text of any special resolution proposed to be passed at the meeting;

(7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder; and

(8) specify the delivery time and place for lodging proxy forms for the relevant meeting.

Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid mail to their addresses as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice. For the holders of H Shares, notice of the meetings may also be issued by way of being published in the newspapers (as defined in the Listing Rules).

The public notice shall be published in one or more newspapers designated by the securities authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

(1) work reports of the Board and the supervisory committee;

(2) plans formulated by the Board for the distribution of profits and for making up losses;

(3) removal of the members of the Board and members of the supervisory committee, their remuneration and method of payment;

(4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company; and

(5) matters other than those required by the laws and administrative regulations or by the Articles of Association to be adopted by special resolution.

The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(1) the increase or decrease of share capital of the Company and the Company's issue of shares of any class, warrants and other similar securities;

(2) the issue of debentures of the Company;

(3) the division, merger, dissolution and liquidation of the Company;

(4) amendments to the Articles of Association; and

(5) any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

## (I) TRANSFER OF SHARES

Subject to the approval of the securities authority of the State Council, the Domestic Shares may be transferred to overseas investors, and such Domestic Shares may be listed or traded on an overseas stock exchange. Any listing or trading of the transferred Domestic Shares on an overseas stock exchange shall also comply with the regulatory procedures, rules and requirements of such overseas stock exchange.

All the fully paid-up H Shares can be freely transferred and shall be free from all liens, subject to stipulations under laws and regulations, and by the Stock Exchange. However, the Board of Directors may refuse to recognise any instrument of transfer without giving any reason, unless:

(1) a fee (for each instrument of transfer) of HK$2.50 or any higher fee as agreed by the Stock Exchange has been paid to the Company for registration of any transfer or any other documents which is related to or will affect ownership of or change of ownership of the shares;

(2) the instrument of transfer only involves H Shares;

(3) the stamp duty chargeable on the instrument of transfer has been paid;

(4) the relevant share certificate and, upon the reasonable request of the Board of Directors, any evidence in relation to the right of the transferor to transfer the shares has been submitted; and

(5) if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four.

The alteration and rectification of each part of the share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the shareholders' register due to the transfer of Shares may be made within twenty (20) days before the date of a shareholders' general meeting or within five (5) days before the record date for the Company's distribution of dividends. However, where the laws have stipulated otherwise, in the case of listed companies regarding changes in the register of shareholders, such stipulations shall prevail.

## (J) FINANCIAL ASSISTANCE FOR THE ACQUISITION OF SHARES IN THE COMPANY OR ANY SUBSIDIARY

Subject to the exceptions in the Articles of Association, the Company and its subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire shares. The said acquirer of shares of the Company includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of shares. The Company and its subsidiaries shall not, by any means at any time, provide financial assistance to the said acquirer as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

(1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interest of the Company, and the principal purpose in giving the financial assistance is not for the acquisition of Shares, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

(2) the lawful distribution of the Company's assets by way of dividend;

(3) the allotment of bonus shares as dividends;

(4) a reduction of registered capital, a repurchase of shares or a reorganisation of the share capital structure of the Company effected in accordance with these Articles of Association;

(5) the lending of money by the Company within its scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits); and

(6) the provision of money by the Company for contributions to staff and workers' share schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

(a) "financial assistance" includes, (without limitation), the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

(3) provision of loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party, or the novation of, or the assignment of rights arising under, such loan or agreement; or

(4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

(b) "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of arrangement (whether enforceable or not, and whether made on his own account or with any other persons), or by any other means.

## (K) POWER OF THE COMPANY TO REPURCHASE ITS OWN SHARES

In accordance with the provisions of the Articles of Association, the Company may reduce its registered share capital.

The Company may, with approval according to the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1) cancellation of shares for the reduction of its capital;

(2) merging with another company that holds shares in the Company;

(3) rewarding the employees of the Company with shares;

(4) a shareholder requesting the Company to repurchase his shares since he objects to a resolution passed at a shareholders' general meeting regarding the merger or division of the Company; and

(5) other circumstances permitted by laws and administrative regulations.

After the Company repurchases its own share in accordance with the preceding paragraph, in the circumstances contemplated under sub-paragraph (1), the shares repurchased by the Company shall be cancelled within ten days after the date of repurchase and in the circumstances contemplated under sub-paragraph (2) or (4), the shares repurchased by the Company shall be transferred or cancelled within six months.

The shares repurchased by the Company in accordance with sub-paragraph (3) shall not exceed 5% of the total issued shares of the Company. The funds used for the repurchase shall be paid from the after-tax profits of the Company and the shares repurchased shall be transferred to the employees within one year.

The amount of the Company's registered share capital shall be reduced by the aggregate par value of those cancelled shares.

The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1) making a pro rata general offer of repurchase to all of its shareholders;

(2) repurchase shares through public dealing on a stock exchange; or

(3) repurchase by an off-market agreement.

Where the Company repurchases its shares by an off-market agreement, the prior sanction of shareholders shall be obtained in accordance with the Articles of Association. The Company may release, vary or waive its rights under a contract so entered into by the Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares of the Company. Rights of the Company under a contract to repurchase its shares are not capable of being assigned.

Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

(1) where the Company repurchases shares of the Company at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

  (i) if the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company; or

  (ii) if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased nor the current amount of the Company's share premium account (or capital reserve fund account) (including the premiums on the fresh issue);

(3) payment by the Company in consideration of the following shall be made out of the Company's distributable profits:

(i) acquisition of rights to repurchase shares of the Company;

(ii) variation of any contract to repurchase Shares of the Company; and

(iii) release of any of the Company's obligation under any contract to repurchase shares of the Company (or capital reserve fund account); and

(4) after the Company's registered shares capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment up the par value portion of the shares repurchased shall be transferred to the Company's share premium account.

## (L) POWER FOR ANY SUBSIDIARY OF THE COMPANY TO OWN SHARES

There are no provisions in the Articles of Association preventing ownership of shares by a subsidiary.

## (M) DIVIDENDS AND OTHER METHOD OF PROFIT DISTRIBUTION

The Company may distribute dividends in the following manner:

(1) cash; and/or

(2) shares.

The Company is entitled to send dividend warrants by post and to cease sending dividend warrants by post, in the event that (i) the warrants have been left uncashed on two consecutive occasions, or (ii) a warrant is returned undelivered on the first occasion.

Dividends that are unclaimed within six years after the date of declaration of the dividend shall be forfeited by the Company.

The Company shall appoint receiving agents to receive on behalf of holders of H Shares dividends declared and all other monies owing by the Company in respect of their shares. The receiving agents appointed on behalf of holders of the H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

## (N) PROXIES

Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed shall:

(1) have the same right as the shareholder's to speak at the meeting;

(2) have authority to demand or join in demanding a poll; and

(3) have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

The instrument appointing a shareholder proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity either under seal or under the hand of a director or attorney duly authorised. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

If the appointer is a legal entity, its legal representative or such person as is authorised by resolution of its board of directors or other governing body to act as its representative may attend at any meeting of shareholders of the Company.

Any form issued to a shareholder by the Directors for use by him for appointing a proxy to attend and vote at meeting of the Company shall be such as to enable the shareholder, according to his intention, to instruct the proxy to vote in favour of or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Shares in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its residence before the commencement of the meeting at which proxy is used.

## (O) CALLS ON SHARES AND FORFEITURE OF SHARES

There are no provisions in the Articles of Association relating to the making of calls on shares.

The Company is entitled to sell the shares of a member who is untraceable if the following two conditions have been fulfilled:

(1) during a period of 12 years at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed; and

(2) on expiry of the 12 years the Company gives notice of its intention to sell the shares by way of an advertisement published in the newspapers (as defined in the Listing Rules) and notifies the Stock Exchange of such intention.

## (P) RIGHTS OF SHAREHOLDERS (INCLUDING INSPECTION OF REGISTER)

The ordinary shareholders of the Company shall enjoy the following rights:

(1) the right to dividends and other distributions in proportion to the number of shares held;

(2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;

(3) the right to supervise and manage the Company's business operations, and the rights to present proposals or enquiries;

(4) the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

(5) the right to obtain relevant information in accordance with the provisions of the Articles of Association, including:

(i) the right to obtain a copy of the Articles of Association, subject to payment of the cost of such copy;

(ii) the right to inspect and copy, subject to payment of a reasonable charge:

(a) all parts of the register of shareholders;

(b) personal particulars of each of the Company's Directors, Supervisors, Chief Executive Officer and other senior administrative officers as follows:

(aa) present name and alias and any former name or alias;

(bb) principal address (residence);

(cc) nationality;

(dd) primary and all other part-time occupations; and

(ee) identification document and its number;

(c) state of the Company's share capital;

(d) reports showing the aggregate par value, quantity, maximum and minimum price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount incurred by the Company for this purpose; and

(e) minutes of shareholders' general meetings;

(6) in the event of the termination or liquidation of the Company, to participate in the distribution of remaining assets of the Company in accordance with the number of shares held; and

(7) other rights conferred by laws, administrative regulations and the Articles of Association.

## (Q) QUORUM FOR MEETINGS AND SEPARATE CLASS MEETINGS

The Company may convene a shareholders' general meeting where the number of voting shares represented by those shareholders from whom the Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the Company's voting share; or, if not, the Company shall notify the shareholders again by an announcement on the proposed topics, date and place of the meeting within five (5) days. After such an announcement, the Company may convene the meeting.

The Company may convene a class meeting where the number of voting shares represented by those shareholders from whom the Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting Shares of that class; or, if not, the Company shall notify the shareholders again by an announcement on the proposed topics, date and place of the meeting within five (5) days. After such an announcement, the Company may convene the meeting.

## (R) RIGHTS OF THE MINORITIES IN RELATION TO FRAUD OR OPPRESSION

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which shares of the Company are listed, a controlling shareholder shall not exercise his shareholder's rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of the Company:

(1) to relieve a Director or Supervisor of his duty to act honestly in the best interests of the Company;

(2) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person), by any means, of the Company's assets, including (without limitation) opportunities beneficial to the Company; or

(3) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with the Articles of Association.

For these purposes, a "controlling shareholder" means a person who satisfies any one of the following conditions:

(1) he alone, or acting in concert with others, has the power to elect more than half of the Board;

(2) he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in the Company;

(3) he alone, or acting in concert with others, holds 30% or more of the issued and outstanding shares of the Company; or

(4) he alone, or acting in concert with others, in any other manner controls the Company in fact.

See also "Variation of rights of existing shares or classes of shares" above.

## (S) PROCEDURES ON LIQUIDATION

The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(a) a resolution for dissolution is passed by shareholders at a *general meeting*;

(b) dissolution is necessary due to a merger or division of the Company;

(c) the Company is legally declared bankrupt due to its failure to repay debts due; or

(d) the Company is ordered to close down because of its violation of laws and administrative regulations.

Where the Board proposes *to liquidate the Company due to* causes other than where the Company has declared that it is insolvent, the board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the Board is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in general meeting for the liquidation of the Company, all functions and powers of the Board shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's receipts and payments, the business of the Company and the progress of the liquidation and to present a final report to the shareholders' general meeting on completion of the liquidation.

## (T) OTHER PROVISIONS MATERIAL TO THE COMPANY OR ITS SHAREHOLDERS

### (i) General provisions

The Company is a joint stock limited company existing permanently.

From the date of the Articles of Association becoming effective, the Articles of Association constitute a legally binding document regulating the Company's organisation and activities, and the rights and obligations between the Company and each shareholder and among the shareholders inter se.

*The Company may* invest in other limited liability companies or joint stock limited companies. The Company's liabilities to an investee company shall be limited to the amount of its capital contribution to such investee company.

The Company may, based on its requirements for operation and development and in accordance with the relevant provisions of the Articles of Association, approve an increase of capital.

The Company may increase its capital in the following ways:

(1) offering new Shares to non-designated investors for subscription;

(2) placing new Shares to its existing shareholders;

(3) distributing new Shares to its existing shareholders; and

(4) any other way permitted by law and administrative regulations.

The Company's increase of capital by issuing fresh Shares shall, after being approved in accordance with the provisions of the Articles of Association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Subject to the approval by the securities supervisory and administrative authorities of the State Council, the holders of Domestic Shares may transfer their shares to overseas investors and such shares may be listed or traded, on an overseas securities exchange. Any listing or trading of the transferred shares on an overseas securities exchange shall also comply with the regulatory procedures, rules and requirements of such overseas securities exchange. However, such listing or trading of the transferred shares does not require a shareholder's resolution passed in a separate class meeting.

Unless otherwise provided by law or administrative regulation or the Stock Exchange, shares in the Company are freely transferable and are not subject to any lien.

When the Company reduces its registered shares capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days of the date of the Company's resolution for reduction of shares capital and shall publish a notice in a newspaper within thirty days of the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within forty-five days of the date of the public notice, to demand the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount.

The ordinary shareholders of the Company shall assume the following obligations:

(1) to abide by the Articles of Association;

(2) to pay subscription monies according to the number of shares subscribed and the method of subscription; and

(3) other obligations imposed by laws, administrative regulations and the Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

**(ii) Secretary of the Board**

The secretary of the Company's Board shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board. His primary responsibilities are to ensure that:

(1) the Company has complete organisational documents and records;

(2) the Company, in accordance with law, prepares and delivers those reports and documents required by authorities entitled thereto; and

(3) the Company's registers of shareholders are properly maintained, and that persons entitled to the Company's records and documents are furnished with such records and documents without delay.

**(iii) Supervisory committee**

The Company shall have a supervisory committee. The Directors, Chief Executive Officer and other senior administrative officers, shall not act concurrently as Supervisors. The supervisory committee shall be composed of six Supervisors. The term of office of Supervisors shall be three years, renewable upon re-election and re-appointment.

The supervisory committee shall have one chairman who shall be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The supervisory committee shall be comprised of two Supervisors as representatives of shareholders, two Supervisors as representatives of staff and workers of the Company and two independent Supervisors. Representative of shareholders and independent Supervisors shall be elected or removed by the shareholders in general meeting and the representative of staff and workers of the Company shall be elected or removed democratically by the staff and workers.

The supervisory committee shall be accountable to the shareholders' general meeting and exercise the following powers in accordance with law:

(1) to examine the Company's financial situation;

(2) to examine whether the Directors, Chief Executive Officer and other senior administrative officers act, in relation to their performance of duties, in contradiction with the laws, administrative regulations and the Articles of Association;

(3) to demand rectification from a Director, the Chief Executive Officer or any other senior administrative officer when the acts of such persons are harmful to the Company's interest;

(4) to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to authorise, in the name of the Company, a re-examination by the certified public accountants and practicing auditors of the Company for the time being;

(5) to propose to convene a shareholders' extraordinary general meeting;

(6) to represent the Company in negotiation with or bringing an action against a Director; and

(7) to exercise other powers specified in the Articles of Association.

Members of the supervisory committee shall be present at meetings of the Board.

**(iv) Chairman of the Company**

The Company shall have one chairman, who shall be appointed and dismissed by the Board. The term of office of the chairman is three (3) years and renewable upon re-election and re-appointment.

The chairman shall be accountable to the Board and have the following powers:

(1) to hold shareholders' meeting and to convene and hold Board meeting;

(2) to scrutinise the implementation of resolutions passed by the Board;

(3) to sign on the securities issued by the Company;

(4) to exercise other powers conferred by the Board.

**(v) Board**

The Board is the executive authority of the Company. It is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on the Company's business plans and investment plans;

(4) to formulate the Company's proposed annual preliminary and final financial budget;

(5) to formulate the Company's profit distribution plan and plan for recovery of losses;

(6) to formulate proposals for increases or reductions of the Company's registered share capital and the issue of corporate debentures;

(7) to draw up plans for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management structure;

(9) to appoint or dismiss the Company's Chief Executive Officer, and pursuant to the Chief Executive Officer's nomination to appoint or dismiss the financial controller of the Company and decide on their remuneration;

(10) to formulate the Company's basic management system;

(11) to formulate proposals for any amendments of the Articles of Association;

(12) subject to the relevant provisions of the State, to decide the salary level and welfare and reward procedures for the Company;

(13) other material business and administrative matters not required to be decided by shareholders under the laws, regulations or the Articles of Association;

(14) to formulate proposals for substantial acquisition or disposal; and

(15) to exercise any other powers designated by the shareholders in general meeting or conferred by the Articles of Association.

Except the Board's resolutions in respect of the matters specified in the above paragraphs (6), (7) and (11), which shall be passed by two thirds or more of the Directors, the Board resolutions in respect of all other matters may be passed by one half or more of the directors.

Regular meetings of the Board shall be held at least four times every year and convened by the chairman of the Board. Notice of the meeting shall be served on all of the Directors and Supervisors not less than fourteen (14) days before the date of the meeting. A regular meeting of the Board cannot be held by obtaining Board approval through the circulation of written resolutions. In case of any urgent matters, upon requisition by shareholders holding one tenth or more of the voting rights or one third or more of Directors or the supervisory committee, an extraordinary meeting of the Board may be held.

Meetings of the Board shall be held only if more than half of the Directors are present. Each Director shall have one vote.

Unless permitted under Note 1 in Appendix 3 to the Listing Rules or other regulations, where a Director or any associate (as defined in the Listing Rules) of such Director is interested in any resolution proposed at a Board meeting, such Director shall not be present and shall not have a right to vote. Such Director shall not be counted in the quorum of the relevant meeting.

**(vi) Accounts and audit**

(1) *Appointment of accountants' firm*

The Company shall appoint an independent firm of certified public accountants which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports. The first certified public accountants' firm of the Company may be appointed by the inaugural meeting of the Company before the first annual general meeting and the certified public accountants firm so appointed shall hold office until the conclusion of the first annual general meeting. If the inaugural meeting fails to exercise its powers under the preceding paragraph, those powers shall be exercised by the Board.

The certified public accountants' firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which the appointment is made until the conclusion of the next annual general meeting of shareholders.

Before the convening of the shareholders' general meeting, the Board may fill any casual vacancy in the office of the certified public accountants' firm, but while any such vacancy continues, the surviving or continuing firm, if any, may act.

The shareholders in general meeting may, by ordinary resolution, remove a certified public accountants' firm before the expiration of its term of office, notwithstanding the stipulations in the contract between the Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

The remuneration of a certified public accountants' firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting.

(2) *Change and removal of accountants' firm*

The Company's appointment of, removal of and non-reappointment of a certified public accountants' firm shall be resolved by shareholders in general meeting. The resolution of the shareholders' general meeting shall be filed with the securities governing authority of the State Council.

Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of a certified public accountants' firm which is not an incumbent firm to fill a casual vacancy in the office of the certified public accountants' firm, re-appointment of a retiring certified public accountants' firm which was appointed by the Board to fill a casual vacancy, or removal of the certified public accountants' firm before the expiration of its term of office, the following provisions shall apply:

(1) A copy of the proposal shall be sent before notice of meeting is given to the shareholders to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post during the relevant fiscal year (leaving includes leaving by removal, resignation and retirement).

(2) If the firm leaving its post makes representations in writing and requests the Company to notify such representations to the shareholders, the Company shall (unless the representations are received too late):

(i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

(ii) send a copy of the representations to every shareholder entitled to notice of general meetings.

(3) If the firm's representations are not sent in accordance with the preceding paragraph, the relevant firm may require that the representations be read out at the meeting and may lodge further complaints.

(4) A certified public accountants' firm which is leaving its post shall be entitled to attend:

(i) the shareholders' general meeting at which its term of office would otherwise have expired;

(ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and

(iii) any shareholders' general meeting convened on its resignation;

and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former certified public accountants' firm of the Company.

(3) *Resignation of accountants' firm*

Where the certified public accountants' firm is removed or not re-appointed, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of the Company.

Any certified public accountants' firm may resign its office by depositing at the Company's legal residence a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2) a statement of any such circumstances.

Where a notice is deposited under the preceding paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding paragraph (2), the Company shall send a copy of the notice to every person entitled to obtain a copy of the Company's financial statements.

Where the certified public accountants' firm's notice of resignation contains a statement of any circumstance which should be brought to the notice of the shareholders or creditors of the Company, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

**(vii) Dispute resolution**

Whenever any disputes or claims arise between holders of H Shares and the Company, holders of H Shares and the Company's Directors, Supervisors, Chief Executive Officer, or other senior administrative officers, or holders of H Shares and holders of Domestic Shares, based on the Articles of Association or any rights or obligations conferred or imposed by the Company Law or any other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

A claimant may elect arbitration at either CIETAC in accordance with its rules or HKIAC in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at HKIAC, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of HKIAC.

If any disputes or claims of rights mentioned the previous paragraph are referred to arbitration, the laws of the People's Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

Disputes in relation to the identification of shareholders and disputes in relation to the share register need not be referred to arbitration.

The award of an arbitration body shall be final and conclusive and binding on all parties.

## 1. FURTHER INFORMATION ABOUT THE COMPANY

### A. Incorporation

The Company was converted into a joint stock limited company in the PRC by the promotion method under the Company Law on 11 January 2006 with Jin Jiang International and Huating Group acting as the two Promoters. The Company has established a place of business in Hong Kong at Room 3203, 32/F, Shun Tak Center, West Tower, 200 Connaught Road Central, Hong Kong, and was registered with the Registrar of Companies in Hong Kong as an oversea company under Part XI of the Companies Ordinance on 17 July 2006. Ms. Chen Junjin, the authorised representative of the Company for the purposes of Part XI of the *Companies Ordinance* whose correspondence address is Room 3203, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong, has been appointed as the Company's agent for the acceptance of service of process in Hong Kong. As the Company is established in the PRC, its corporate structure and the Articles of Association are subject to the relevant laws and regulations of the PRC. Summaries of the relevant laws and regulations of the PRC and of the Articles of Association are set out in Appendices VI and VII to this prospectus.

### B. Registered capital

At the time of its conversion into a joint stock limited company, the Company's initial registered capital was RMB3.3 billion, divided into 3.3 billion Domestic Shares of par value RMB1.00 each, all of which were held and fully paid up or credited as fully paid up by the Promoters.

Pursuant to the approval of the SASAC and SSF, such number of Domestic Shares as shall be equivalent to 10% of the number of Offer Shares will be converted into H Shares on a one-for-one basis upon the Listing and will be held by SSF immediately thereafter.

Immediately after completion of the Global Offering (assuming that the Over-allotment Option is not exercised), the registered capital of the Company will be RMB4,400,000,000, made up of about 3,190,000,000 Domestic Shares and 1,210,000,000 H Shares, fully paid up or credited as fully paid up, representing approximately 72.5% and 27.5% of the registered capital, respectively.

Save as aforesaid, there has been no alteration in the registered capital of the Company since its conversion into a joint stock limited company.

### C. Proceedings at the Company's extraordinary shareholder's meeting

On 8 April 2006, the shareholders of the Company passed, among other resolutions, the following resolutions:

(a) the conversion of the Company into an "overseas subscription company" was approved;

(b) conditional upon the terms and conditions to be set out in a H Share prospectus (including but not limited to: (i) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the H Shares to be issued in accordance with such prospectus; and (ii) pursuant to an underwriting agreement the obligations of the underwriter becoming unconditional, and such underwriting agreement not being terminated in accordance with the terms of such underwriting agreement or otherwise), the Company approved the issue of 1,100,000,000 H Shares with a par value of RMB1.00 each at a price to be determined;

(c) the adoption of the Articles of Association and the authorisation to the Board to amend such Articles of Association in accordance with the requirements of the relevant laws and regulations and the Listing Rules; and

(d) the Board was authorised to handle all matters relating to, among other things, the conversion of the Company into an "overseas subscription company", the issue of H Shares and the listing on the Stock Exchange.

## 2. THE REORGANISATION

The Reorganisation, which was effected in preparation for the Listing, involved the following:

(a) On 19 April 2005, Shanghai SASAC issued an approval document — The approval letter regarding the approval of the Reorganisation by Jin Jiang International (Hu Guo Zi Chong [2005] No. 174);

(b) On 11 November 2005, the Company entered into eleven agreements with the following companies respectively regarding the transfer of their shareholding interests in Jin Jiang Hotels Development to the Company:

(i) 0.52% shareholding interest from 中國光大國際信托投資公司 (China Everbright International Trust Investment Company Limited);

(ii) 0.259% shareholding interest from 上海輸配電股份有限公司 (Shanghai Power Transmission & Distribution Co., Ltd.);

(iii) 0.26% shareholding interest from 上海現代建築設計(集團)有限公司 (Shanghai Xian Dai Architectural Design (Group) Co., Ltd.);

(iv) 0.26% shareholding interest from 上海家化(集團)有限公司 (Shanghai Jahwa (Group) Co., Ltd.);

(v) 0.26% shareholding interest from 中國工商銀行上海分行 (Shanghai Branch of Industrial and Commercial Bank of China);

(vi) 1.29% shareholding interest from 上海陸家嘴金融貿易區開發股份有限公司 (Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.);

(vii) 0.31% shareholding interest from 上海友誼(集團)有限公司 (Shanghai Friendship (Group) Co., Ltd.);

(viii) 2.07% shareholding interest from 上海久事公司 (Shanghai Jiushi Corporation);

(ix) 1.29% shareholding interest from 上海閔行聯合發展有限公司 (Shanghai Minhang United Development Co., Ltd.);

(x) 2.33% shareholding interest from 上海國際信托投資有限公司 (Shanghai International Trust & Investment Co., Ltd.); and

(xi) 1.29% shareholding interest from 交通銀行上海分行 (Shanghai Branch of Bank of Communication);

(c) On 22 December 2005, the Shanghai Municipal Government approved the establishment of the Company as a joint stock limited company. The share capital of the Company was RMB3.3 billion, 95% of which was held by Jin Jiang International and the remaining 5% is held by Huating Group (Hu Fu Fa Gai Shen (2005) No. 012);

(d) On 1 January 2006, the shareholders' meeting of the Company passed resolutions whereby, among other things:

(i) the establishment of the Company was approved; and

(ii) the initial articles of association of the Company were adopted;

(e) On 11 January 2006, an enterprise legal person business licence (No. 3100001003780) was issued by the Shanghai Administration of Industry and Commerce, whereupon the Company was established as a joint stock limited company and acquired the status of an enterprise legal person;

(f) On 16 May 2006, SASAC issued an approval (Guo Zi Gai Ge [2006] No. 547) which authorised the conversion of the Company into an "overseas subscription company" and approved the Articles of Association; and

(g) On 8 November 2006, the CSRC issued an approval document (Zheng Jian Guo He Zi [2006] No. 28) approving the Company to issue overseas listed foreign-invested shares.

After the Reorganisation and immediately before the Global Offering, the Promoters owned the entire issued share capital of the Company.

For more details about the Reorganisation, please refer to the section headed "History and Development — Reorganisation" of this prospectus.

## 3. SUBSIDIARIES AND INTERESTS IN OTHER COMPANIES

### A. Principal subsidiaries

The Company's principal subsidiaries are referred to in the Accountants' Report, the text of which is set out in Appendix I to this prospectus under the section headed "Accountants' Report".

## B. Equity joint venture

In addition to the particulars set out in Appendix I to this prospectus, further information relating to the Company's subsidiary being a joint venture is set out as follows:

| Name of joint venture company | Joint venture parties | Proportion of capital contribution | Term of joint venture | Expiry date |
|---|---|---|---|---|
| 昆明錦江大酒店有限公司 (Kunming Jin Jiang Hotel Co. Ltd.) | 上海錦江國際酒店(集團)股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited) | 75% | 30 years | 6 December 2015 |
| | Jin Jiang Hotels (HK) | 25% | | |

The above is a sino-foreign equity joint venture.

Any transfers of all or part of the equity interests of the above joint venture are subject to the unanimous agreement of both parties and the approval from the relevant authorities. The party who does not transfer its registered capital shall have pre-emptive rights to acquire the equity interests proposed to be transferred by the other party, details of which are set out in the joint venture contract and articles of association of the above joint venture.

The profits and losses of the above joint venture are allocated in accordance with the capital contribution of the joint venture parties.

The hotel operated by the above joint venture may enter into a hotel management contract with a management company in respect of its management, subject to the approval from the board of the above joint venture.

Pursuant to the joint venture contract and articles of association of the above joint venture, the major grounds for termination of the above joint venture include:

1. the joint venture having recorded a severe loss and being unable to continue its business;

2. the breach of any obligation under the joint venture contract and articles of association, which remains unremedied for 30 days, causing the joint venture unable to continue its business;

3. the occurrence of any force majeure, which causes the relevant joint venture party unable to honour its obligations under the joint venture contract and which has lasted for more than six months after the force majeure notice;

4. liquidation, bankruptcy, reorganisation, inability to repay debts, takeover of business, expropriation of material assets or any other reasons of any party of the above joint venture causing the relevant joint venture party unable to honour its obligation under the joint venture contract;

5. the material change of ownership or effective control of any of the joint venture party; and

6. the expiry of the term of operation of the joint venture.

### C. Jointly Controlled Entities

The following are details of the jointly controlled entities, which have been set out in Note 39 to the Accountants' Report:

1. *Thayer JinJiang Interactive Company Limited*

| | | |
|---|---|---|
| (a) | Operation Term | From 31 October 2005 to 30 October 2025 |
| (b) | Business Scope | Research, development and manufacture of computer software, sale of self-produced products, development and design of computer network technology and provision of related technical advice and technical services, import and export of technology, transfer of and provision of advisory services related to self-owned technology, business consultancy, travel information consultancy, corporate management consultancy (where administrative approval is required, operation is subject to approval). |
| (c) | Company Form | Sino-foreign equity joint venture |
| (d) | Total Investment | US$6,000,000 |
| (e) | Registered Capital | US$3,000,000 |
| (f) | Whether Registered Capital has been Fully Paid | Yes |
| (g) | Equity Interest | The Company and the Thayer Group of Companies LLC each holds a 50% equity interest in Thayer JinJiang Interactive Company Limited. |
| (h) | Funding Arrangement | The parties shall contribute any additional amount of registered capital in the same proportion as their respective interest in the existing registered capital. |

2. *Sofitel Hyland Shanghai*

| | | |
|---|---|---|
| (a) | Operation Term | From 22 November 1985 to 22 November 2025 |
| (b) | Business Scope | Hotel rooms; shopping mall; food and beverages: food (including delivery services), dry dim sum, wet dim sum, beverage, liquor and cooked food; retailing of food (excluding cooked food); processing of pastry; karaoke; dancing hall; bar; ticketing services; tobacco and liquor; hairdressing and beauty treatment; gymnasium; sauna; massage (other than massage by the opposite sex); chess and card room and parking. (Where administrative approval is required for any of the above activities, operation is subject to approval). |
| (c) | Company Form | Limited liability company |
| (d) | Total Investment | Not applicable. |
| (e) | Registered Capital | RMB62,626,476 |
| (f) | Whether Registered Capital has been Fully Paid | Yes |

| | | |
|---|---|---|
| (g) | Equity Interest | Shanghai Jin Jiang International Hotels Development Company Limited holds a 66.67% equity interest in Sofitel Hyland Shanghai and SIG Investment Management Co., Ltd. holds a 33.33% equity interest. |
| (h) | Funding Arrangement | There is no agreed funding arrangement. |

3. *Jian Guo Hotel*

| | | |
|---|---|---|
| (a) | Operation Term | No fixed term. |
| (b) | Business Scope | Hotel rooms, Chinese and western restaurants, banqueting hall, bar, cafe, snack bar, gymnasium, sauna, shopping mall, entertainment and gymnasium facilities, business centre, other servicing facilities and other ancillary facilities and operation of a car park. |
| (c) | Company Form | State-owned enterprise |
| (d) | Total Investment | Not applicable. |
| (e) | Registered Capital | US$8,330,000 |
| (f) | Whether Registered Capital has been Fully Paid | Yes |
| (g) | Equity Interest | Shanghai Jin Jiang International Hotels Development Company Limited holds a 65% interest in Jian Guo Hotel and SIG Investment Management Co., Ltd. holds a 35% interest. |
| (h) | Funding Arrangement | There is no agreed funding arrangement. |

4. *Shanghai Jin Jiang Tomson Hotel Company Limited*

| | | |
|---|---|---|
| (a) | Operation Term | From 10 July 1993 to 9 July 2043 |
| (b) | Business Scope | Hotel rooms, food and beverages, entertainment, gymnasium facilities, shopping mall (including related tobacco and liquor retailing), business centre, complementary car for hire, ticket agency, property management and related supporting services, karaoke, KTV, pastry retailing, sauna, massage, hairdressing, table tennis, billiard, bar, chess and card games, car park management (where administrative approval is required, operation is subject to approval). |
| (c) | Company Form | Sino-foreign equity joint venture |
| (d) | Total Investment | US$61,000,000 |
| (e) | Registered Capital | US$24,340,000 |
| (f) | Whether Registered Capital has been Fully Paid | Yes |
| (g) | Equity Interest | Shanghai Jin Jiang International Hotels Development Company Limited and 香港湯臣(中國)有限公司 (Tomson (China) Co., Ltd.) each holds a 50% equity interest in Shanghai Jin Jiang Tomson Hotel Company Limited. |

| | |
|---|---|
| (h) Funding Arrangement | There is no agreed funding arrangement. |

5. *Shanghai Hua Ting Hotel and Towers Company Limited*

| | |
|---|---|
| (a) Operation Term | No fixed term. |
| (b) Business Scope | Accommodation, restaurants, liquor retailing and on-site catering (consignment sale of foreign liquor, beer and beverages), shopping mall, recreational facilities, development and manufacture of hotel supplies, vehicle rental and repair, dancing hall, hotel and travel facilities and management advisory, training, travel souvenir retailing, arts and crafts, car parking business, processing and sale of agricultural by-products and food products, horticultural products, clothing products, office rental and cigarette retailing. |
| (c) Company Form | Limited liability company |
| (d) Total Investment | Not applicable. |
| (e) Registered Capital | RMB120,000,000 |
| (f) Whether Registered Capital has been Fully Paid | Yes. |
| (g) Equity Interest | The Company holds a 50% equity interest in Shanghai Hua Ting Hotel and Towers Company Limited, Shanghai Jingwen Investment Co., Ltd. holds a 25% equity interest, and Wenhui-Xinmin United Press Group and Shanghai Media & Entertainment Group each holds a 12.5% equity interest respectively. |
| (h) Funding Arrangement | The parties shall contribute any additional amount of registered capital in the same proportion as their respective interest in the existing registered capital. |

6. *Beijing Kunlun Hotel Company Limited*

| | |
|---|---|
| (a) Operation Term | From 24 May 1988 to 23 May 2023 |
| (b) Business Scope | Hotel rooms, offices, Chinese and western restaurants, four seasons hall, multi-purpose conference hall, British-style bar, swimming pool, sauna room, gymnasium, keep-fit massage (subject to relevant requirements), chess and card room, tennis court, beauty salon, shopping mall, laundry room, business facilities and car park. |
| (c) Company Form | joint venture enterprise (Hong Kong investor) |
| (d) Total Investment | US$100,000,000 |
| (e) Registered Capital | US$34,167,000 |
| (f) Whether Registered Capital has been Fully Paid | Yes. |

| | | |
|---|---|---|
| (g) | Equity Interest | The Company holds a 35% equity interest in Beijing Kunlun Hotel Company Limited, Shanghai International Hotels Group (HK) Co., Ltd., Shanghai International Group Corporation Ltd. and Shanghai Pacific Partners Inc. each holds a 12.5%, 40% and 12.5% equity interest respectively. |
| (h) | Funding Arrangement | There is no agreed funding arrangement. |

7. *Shanghai New Garden Hotel*

| | | |
|---|---|---|
| (a) | Operation Term | No fixed term. |
| (b) | Business Scope | Accommodation, restaurant, hairdressing, beauty treatment (other than massage), pedicure services, public bath, foot massage, dancing hall, charged car park, gymnasium, chess and card games, table tennis, badminton and ancillary shopping mall. (Where administrative approval is required, operation is subject to approval). |
| (c) | Company Form | State-owned and collective-owned enterprise |
| (d) | Total Investment | Not applicable. |
| (e) | Registered Capital | RMB13,975,000 |
| (f) | Whether Registered Capital has been Fully Paid | Yes |
| (g) | Equity Interest | The Company holds a 57% interest in Shanghai New Garden Hotel and Shanghai Xinda Industrial Co., Ltd. holds a 43% interest. |
| (h) | Funding Arrangement | There is no agreed funding arrangement. |

8. *Shanghai Jiu Long Hotel Company Limited*

| | | |
|---|---|---|
| (a) | Operation Term | 8 January 1997 to 7 May 2013 |
| (b) | Business scope | Accommodation, sauna bath, massage for male guests, gymnasium, beauty treatment, dancing hall, karaoke, billiard, chess and card games, restaurant with music performance, bar, laundry, sales: food (excluding cooked food), processing: pastry, food and beverage: cooked dishes, dried snacks, marinated snacks, wine, drinks, cooked food, cafeteria: cooked dishes, dried snacks, marinated snacks, drinks, cultural items, art and craft items (excluding decorations made with gold and silver), daily amenities, cigarettes, wine. (Where administrative approval is required, operation is subject to approval) |
| (c) | Company Form | Limited liability company |
| (d) | Total Investment | Not applicable. |
| (e) | Registered Capital | RMB160,000,000 |

| | | |
|---|---|---|
| (f) | Whether Registered Capital has been Fully Paid | Yes |
| (g) | Equity Interest | The Company holds a 55% interest in Shanghai Jiu Long Hotel Company Limited and Shanghai Greenland Business Group Co., Ltd. holds the remaining 45% interest. |
| (h) | Funding Arrangement | There is no agreed funding arrangement. |

**D. Changes in the share capital of subsidiaries**

Save as disclosed below, there has been no alteration in the share capital of any of the subsidiaries of the Company within the two years preceding the date of this prospectus:

(a) In January 2005, the registered capital of Shanghai Jin Jiang International Hotel Investment Company Limited was increased from RMB140,000,000 to RMB300,000,000.

(b) In February 2005, Shanghai Jin Jiang Hotel Company Limited became a limited liability company, and its registered capital was increased from RMB171,940,000 to RMB181,919,554.20.

(c) In April 2005, Shanghai Cypress Hotel Co., Ltd became a limited liability company, and its registered capital was increased from RMB10,770,000 to RMB29,181,900.

(d) In April 2005, Shanghai Rainbow Hotel Company Limited became a limited liability company, and its registered capital was decreased from RMB127,000,000 to RMB11,950,800.

(e) In April 2005, Shanghai Galaxy Hotel Company Limited became a limited liability company, and its registered capital was decreased from RMB170,000,000 to RMB9,884,700.

(f) In April 2005, Shanghai Jin Jiang Da Hua Hotel Company Limited became a limited liability company, and its registered capital was increased from RMB10,680,000 to RMB20,703,900.

(g) In April 2005, Shanghai Yulan Hotel Company Limited became a limited liability company, and its registered capital was increased from RMB5,050,000 to RMB5,054,700.

(h) In August 2005, the registered capital of Min Hang Hotel was increased from RMB640,000 to RMB5,640,000.

(i) In September 2005, the registered capital of Shanghai Jin Jiang Park Hotel Company Limited was increased from RMB91,583,000 to RMB91,582,857.

(j) In September 2005, Shanghai Jin Jiang Pacific Hotel Company Limited became a limited liability company, and its registered capital was increased from RMB6,598,000 to RMB40,648,601.

(k) In December 2005, the establishment and operational funds of 上海錦江國際管理學院 (Shanghai Jin Jiang International Management College) was increased from RMB100,000 to RMB3,100,000. In February 2006, the establishment and operational funds of 上海錦江國際管理學院 (Shanghai Jin Jiang International Management College) was increased from RMB3,100,000 to RMB3,400,000.

(l) In January 2006, the registered capital of Shanghai Linqing Hotel Company Limited was increased from RMB500,000 to RMB16,600,000.

(m) On 14 March 2006, the authorised share capital of Jin Jiang Hotels (HK) was increased from HK$2,000,000 to HK$70,736,220.

(n) On 14 March 2006, 6,873,622 shares of HK$10 each in Jin Jiang Hotels (HK) were allotted and issued at par value to Jin Jiang International Group (HK) Co., Limited and the consideration for such shares was to be satisfied by the transfer to Jin Jiang Hotels (HK) of a 12.5% equity interest in 北京崑崙飯店有限公司 (Beijing Kunlun Hotel Company Limited) and a 25% equity interest in 昆明錦江大酒店有限公司 (Kunming Jin Jiang Hotel Company Limited), amounting to an aggregate value of HK$68,736,220 upon receipt of the approval of such transfer by the relevant examination and approval authorities in the PRC.

(o) On 19 September 2006, the registered capital of Jin Jiang Inn Company Limited was increased from RMB172,973,000 to RMB179,712,200.

## E. Interests in listed company

The Company owns the following interests in the listed company as detailed below:

| Name | Place of listing | Attributable equity interests (%) |
|---|---|---|
| Jin Jiang Hotels Development | Shanghai | 50.05 |

## 4. FURTHER INFORMATION ABOUT THE BUSINESS

## A. Summary of material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or its subsidiaries within the two years preceding the date of this prospectus and are or may be material:

(a) a joint venture agreement entered into between Jin Jiang Hotels Development and Jin Jiang Inn in December 2004 regarding the establishment of Shanghai Jin Ya Hotel Company Limited with a registered capital of RMB18,000,000, in which Jin Jiang Hotels Development holds 95% of the equity interest and Jin Jiang Inn holds 5% of the equity interest, respectively;

(b) an asset transfer agreement dated 22 December 2004 entered into between 中國信達資產管理公司武漢辦事處 (China Xinda Assets Management Co., Ltd. Wuhan Liaison Office), 中國建設銀行湖北省分行 (Hubei Branch of China Construction Bank), Wuhan Jin Jiang International Hotel Company Limited and Jin Jiang International regarding the disposal of 武漢建銀大廈酒店 (Wuhan Jianyin Mansion Hotel) from 中國信達資產管理公司武漢辦事處 (China Xinda Assets Management Co., Ltd. Wuhan Liaison Office) and 中國建設銀行湖北省分行 (Hubei Branch of China Construction Bank) to Wuhan Jin Jiang International Hotel Company Limited at a cash consideration of RMB230,000,000;

(c) an equity transfer agreement dated 29 December 2004 entered into among Jin Jiang Hotels Development, 上海新金橋創業投資管理有限公司 (Shanghai New Golden Bridge Investment Management Co. Ltd.) and 上海新亞之光大酒店 (Shanghai New Asia Glory Hotel) regarding the deposition of a 51% equity interest in 上海新亞之光大酒店 (Shanghai New Asia Glory Hotel) from Jin Jiang Hotels Development to 上海新金橋創業投資管理有限公司 (Shanghai New Golden Bridge Investment Management Co. Ltd.) at a cash consideration of RMB3,000,000;

(d) an agreement for the sale and purchase of shares dated 14 March 2006 entered into between 錦江國際集團(香港)有限公司 (Jin Jiang International Group (HK) Co., Limited) and the Company, pursuant to which 錦江國際集團(香港)有限公司 (Jin Jiang International Group (HK) Co., Limited) sold to the Company an approximately 98.61% shareholding interest in Jin Jiang Hotels (HK), for a cash consideration of HK$72,435,760;

(e) a business transfer agreement dated 10 April 2006 entered into between Jin Jiang Hotels (HK) and 香港錦江旅遊有限公司 (Jin Jiang Travel (H.K.) Limited), pursuant to which Jin Jiang Hotels (HK) sold to 香港錦江旅遊有限公司 (Jin Jiang Travel (H.K.) Limited) the business of providing hotel room reservation services carried on by it and the assets used in such business for a cash consideration of HK$91,886.32;

(f) the agreement regarding the grant of priority right over hotel management dated 21 April 2006 entered into between the Company and Jin Jiang Hotels Development regarding the priority right over hotel management granted to Jin Jiang Hotels Development by the Company as referred to in the section headed "Business" in this prospectus;

(g) the 2006 Capital Contribution Agreement dated 3 July 2006 entered into between the Company, Jin Jiang Hotels Development, 9 individuals, namely, 徐祖榮 (Xu Zurong), 楊衛民 (Yang Weimin), 陳灝 (Chen Hao), 俞萌 (Yu Meng), 劉國祥 (Liu Guoxiang), 馮學華 (Feng Xuehua), 範本厚 (Fan Benhou), 李玲 (Li Ling) and 周志強 (Zhou Zhiqiang), and 23 individuals, namely, 張斌 (Zhang Bin), 方福滙 (Fang Fuhui), 徐祥根 (Xu Xianggen), 李志平 (Li Zhiping), 徐政坤 (Xu Zhengkun), 張澤 (Zhang Ze), 李予愷 (Li Yukai), 徐萍 (Xu Ping), 戴皓明 (Dai Haoming), 丁衡山 (Ding Hengshan), 姚慶豐 (Yao qingfeng), 鄭錦武 (Zheng Jinwu), 黃建國 (Huang Jianguo), 田冰 (Tian Bing), 李頤軒 (Li Yixuan), 程民根 (Cheng Mingen), 陳文哲 (Chen Wenzhe), 沈莉 (Shen Li), 金璐翊 (Jin Luyi), 莊玉良 (Zhuang Yuliang), 衛志平 (Wei Zhiping), 徐建龍 (Xu Jianlong) and 丁迎順 (Ding Yingshun) (the "23 Individual Shareholders"), under which the 23 Individual Shareholders and Jin Jiang Hotels Development contributed additional capital to Jin Jiang Inn in the aggregate amount of RMB14,025,973 and the amount of RMB3,506,474, respectively;

(h) an agreement for the sale and purchase of equity interests dated 15 November 2006 entered into between the Company, 上海錦江飯店有限公司 (Jin Jiang Hotel Company Limited) and 上海綠地商業(集團)有限公司 (Shanghai Greenland Business

Group Co., Ltd.) (as amended by a supplemental agreement dated 24 November 2006), pursuant to which the Company sold to 上海綠地商業(集團)有限公司 (Shanghai Greenland Business Group Co., Ltd.) a 44% equity interest in 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited) and 上海錦江飯店有限公司 (Jin Jiang Hotel Company Limited) sold to 上海綠地商業(集團)有限公司 (Shanghai Greenland Business Group Co., Ltd.) a 1% equity interest in 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited), for a total cash consideration of RMB114,748,000;

(i) a placing agreement dated 15 November 2006 entered into between the Company, JJ Co-Invest, Starwood Capital and the Joint Global Coordinators, pursuant to which JJ Co-Invest has conditionally agreed to subscribe for H Shares in the amount of US$30 million and Starwood Capital and the Company stated their wish to work together in the interest of developing and strengthening each other's hotel businesses mainly in the PRC and their intention to cooperate on hotel business projects as referred to in the section headed "Strategic Investment and Cornerstone Placing — Strategic Investment" in this prospectus;

(j) the Jin Jiang Inn Shareholders' Agreement dated 16 November 2006 entered into between the Company, Jin Jiang Hotels Development and 32 individuals, specifying their respective rights and obligations in their capacities as shareholders of Jin Jiang Inn;

(k) the Trademark Licence Agreements dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the licence of several trademarks by Jin Jiang International to the Group at an aggregate consideration of RMB2.00 as referred to in the section headed "Connected Transactions" in this prospectus;

(l) a trademark transfer agreement dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the transfer of three trademarks by Jin Jiang International to the Company at the consideration of RMB1.00 as referred to in the section headed "Connected Transactions" in this prospectus;

(m) the Deed of Non-Competition dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the non-competition undertaking given by Jin Jiang International in favour of the Company as referred to in the section headed "Relationship with Jin Jiang International" in this prospectus;

(n) the Deed of Indemnity dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the provision of certain indemnities by Jin Jiang International in favour of the Company as referred to in the section headed "Connected Transactions" in this prospectus;

(o) a placing agreement dated 23 November 2006 entered into between the Company, Will Rich, BOCGI and the Joint Global Coordinators, pursuant to which Will Rich Investments Limited has conditionally agreed to subscribe for H Shares in the amount of US$20 million as referred to in the section headed "Strategic Investment and Cornerstone Placing — Cornerstone Placing" in this prospectus;

(p) a placing agreement dated 23 November 2006 entered into between the Company, SVH, Dr. The Hon. Sir David Li Kwok-po and the Joint Global Coordinators, pursuant to which SVH has conditionally agreed to subscribe for H Shares in the amount of US$20 million as referred to in the section headed "Strategic Investment and Cornerstone Placing — Cornerstone Placing" in this prospectus; and

(q) the Hong Kong Underwriting Agreement dated 29 November 2006 entered into between the Company and the Hong Kong Underwriters regarding the underwriting by the Hong Kong Underwriters of the Hong Kong Public Offering as referred to in the section headed "Underwriting" in this prospectus.

## B. Intellectual property rights

1. The following trademarks are registered in the name of the relevant member of the Group in the PRC:

(a) 上海錦江飯店有限公司 *(Jin Jiang Hotel)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 3292327 | 41 | health club services | 20 December 2013 |
| | 3292326 | 43 | accommodation (hotels, boarding houses), cafés, restaurants, banquets catering | 27 February 2014 |
| | 3292325 | 44 | beauty salons, steam bath, massage | 20 October 2013 |

(b) 上海龍柏飯店 *(Cypress Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| CypressHotel<br>exclusive rights for "Hotel" waived | 1445985 | 42 | accommodation (hotels, boarding houses), banquets catering, cafés, canteens, hotels, bars, rental of meeting rooms, hairdressing salons, flowering arranging, plant nurseries | 13 September 2010 |
| 龍柏 | 771996 | 42 | accommodation (hotels, boarding houses), beauty salons, high-class hairdressing salons, restaurants, cafés, banquets catering | 13 November 2014 |

(c) 上海虹橋賓館有限公司 *(Shanghai Rainbow Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 虹橋 | 777614 | 41 | public amusement parks, amusement, entertainment, entertainer services, theatre, projecting, movie, television entertainment, club services (entertainment or education), arranging and conducting conference, night clubs, entertainment (karaoke), health club services, arranging and conducting academic colloquiums | 13 February 2015 |
| Rainbow | 779968 | 41 | public amusement parks, amusement, entertainment, performance services, theatre, performance projecting, movie, television entertainment, club services (entertainment or education), arranging and conducting academic colloquiums, night clubs, arranging and conducting conference entertainment (karaoke), health club services, arranging and conducting academic colloquiums | 27 November 2015 |
| | 779969 | 41 | public amusement parks, amusement, entertainment, entertainer services, theatre, performance projecting, movie, television entertainment, club services (entertainment or education), arranging and conducting conference, night clubs (karaoke), health club services | 27 November 2015 |

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 虹橋 | 779957 | 42 | accommodation (hotels, boarding houses), banquets catering, public baths for hygiene purposes, steam baths, beauty salons, self-service restaurants, cafés, high-class hairdressing salons, hairdressing salons, boarding houses, massage, restaurants, boarding houses reservation, hotel reservation, cafeterias, fast food shops, provision of hotel and accommodation facilities, public baths for health purposes | 27 November 2015 |

(d) 上海銀河賓館有限公司 *(Shanghai Galaxy Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 778603 | 41 | amusement, public amusement parks, entertainment (karaoke), entertainment program, entertainer services, night clubs, organisation of competition (education and entertainment), television entertainment program, club services (entertainment or education), arranging and conducting academic colloquiums, health club services | 27 February 2015 |
| 銀河 | 779828 | 41 | amusement, public amusement parks, entertainment (karaoke), entertainment program, entertainer services, night clubs, organisation of competition (education and entertainment), television entertainment program, club services (entertainment or education), arranging and conducting academic colloquiums, health club services | 27 November 2015 |

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| Galaxy | 779825 | 41 | amusement, public amusement parks, entertainment (karaoke), entertainment program, entertainer services, night clubs, organisation of competition (education and entertainment), television entertainment program, club services (entertainment or education), arranging and conducting academic colloquiums, health club services | 27 November 2015 |
| | 774439 | 42 | accommodation (hotels, boarding houses), banquets catering, steam baths, beauty salons, cafes, hairdressing salons, massage, hotels, boarding houses, restaurants, fast food shops, provision of facilities for exhibitions | 20 December 2014 |
| Galaxy | 779646 | 42 | accommodation (hotels, boarding houses), banquets catering, steam baths, beauty salons, cafes, hairdressing salons, massage, hotels, boarding houses, restaurants, fast food shops, provision of facilities for exhibitions | 20 March 2015 |
| 银河 | 779643 | 42 | accommodation (hotels, boarding houses), steam baths, banquets catering, beauty salons, cafes, hairdressing salons, massage, hotels, boarding houses, restaurants, fast food shops, provision of facilities for exhibitions | 20 March 2015 |

(e) 上海金沙江大酒店有限公司 *(Shanghai Jinsha Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 金沙江 | 773457 | 42 | hotels, restaurants, cafes, bars, hairdressing salons | 6 December 2014 |
| | 769930 | 42 | hotels, restaurants, cafes, bars, hairdressing salons | 13 October 2014 |
| | 771668 | 41 | entertainment, health club services | 13 November 2014 |
| 金沙江 | 771669 | 41 | entertainment, health club services | 13 November 2014 |
| **JIN SHA** | 771667 | 41 | entertainment, health club services | 13 November 2014 |
| **JIN SHA** | 773461 | 42 | hotels, restaurants, cafes, bars, hairdressing salons | 6 December 2014 |

(f) 上海白玉蘭賓館有限公司 *(Shanghai Yulan Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 白玉蘭 | 779822 | 42 | restaurants, hotels, bars | 27 November 2015 |
| | 776435 | 42 | restaurants, hotels, bars, beauty salons | 20 January 2015 |
| | 776629 | 41 | entertainment | 27 January 2015 |
| 白玉蘭 | 776628 | 41 | entertainment | 27 January 2015 |

(g) 上海錦江達華賓館有限公司 *(Shanghai Jin Jiang Da Hua Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 1467340 | 42 | canteens, cafes, accommodation (hotels, boarding houses), hotels, bars, beauty salons | 27 October 2010 |
| | 1463410 | 41 | Entertaining, arranging and conducting conferences, amusement, conducting dances, arranging and conducting training courses | 20 October 2010 |

(h) 上海錦江國際酒店(集團)股份有限公司新錦江大酒店 *(Jin Jiang Tower of Shanghai Jin Jiang International Hotels (Group) Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 773100 | 35 | document reproduction, *secretarial services*, telephone answering (for), arranging newspaper subscriptions for others | 6 December 2014 |
| | 776845 | 37 | clothes washing, dry cleaning | 27 January 2015 |
| | 777701 | 38 | telephone services, telephone communications, telex services, facsimile transmission | 13 February 2015 |
| | 775760 | 39 | travel reservation, car rental | 13 January 2015 |
| | 769226 | 41 | entertainment, health club services, provision of sports facilities | 6 October 2014 |
| | 775419 | 42 | accommodation (hotels, boarding houses), banquets catering, steam baths, beauty salons, hotels, massage, hotel reservation, self-service restaurants, restaurants | 6 January 2015 |

(i) 上海錦江國際酒店發展股份有限公司 *(Shanghai Jin Jiang International Hotels Developments Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 778419 | 42 | Restaurants, hotels | 20 February 2015 |
| 新亚 | 778922 | 42 | Restaurants, hotels | 27 February 2015 |
| 新亚之星 | 3263629 | 43 | accommodation (hotels, boarding houses), banquets catering, cafes, hotel reservation, fast food shop, motels, rental of meeting rooms, cafeterias | 13 February 2014 |

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 787014 | 30 | bread, pastries, biscuits, small buns, spring rolls, rice cakes, box meal, Chinese rice pudding, zongzi, steamed bread, congee, pies, moon cakes | 27 October 2015 |
| | 787138 | 29 | aquatic products, peeled shrimp, fish, chicken, meat, dehydrated vegetable, quick-frozen dishes | 27 October 2015 |
| | 789904 | 41 | entertainment, health club services | 6 November 2015 |
| | 789978 | 42 | accommodation (hotels, boarding houses), cafes, steam baths, hotels, restaurants, beauty salons | 6 November 2015 |
| | 791203 | 16 | envelopes, writing papers | 13 November 2015 |
| | 795812 | 35 | advertisement | 27 November 2015 |
| | 795835 | 36 | lease of real estate, real estate management, real estate brokers | 27 November 2015 |
| 新亚 | 799991 | 42 | steam baths, beauty salons | 13 December 2015 |
| | 801858 | 39 | car rental | 20 December 2015 |
| | 803838 | 40 | photographic printing, photographic film development | 27 December 2015 |
| 新亚 | 778922 | 42 | hotels, restaurants | 27 February 2015 |
| 南京飯店 | 778909 | 42 | hotels, restaurants | 27 February 2015 |

(j) 上海建國賓館 *(Jian Guo Hotel)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 774455 | 42 | hotels, restaurants, beauty salons, banquets catering, cafes, massage, steam baths | 20 December 2014 |
| | 1478319 | 29 | chicken, bittern duck, beefsteak, game (dead), liquored crab, preserved fish, deep-frozen convenience vegetable, pickles, jams | 20 November 2010 |
| | 1474196 | 30 | bread, pastries, Chinese rice pudding, box meal, ice-cream, sherbets, small buns, hamburgers, biscuits, tea | 13 November 2010 |
| | 1451827 | 41 | entertainment, night clubs | 27 September 2010 |
| | 1445773 | 35 | hotel management | 13 September 2010 |
| 中醇 | 1478320 | 29 | chicken, bittern duck, beefsteak, game (dead), liquored crab, preserved fish, quick-frozen dishes, pickles, jams | 20 November 2010 |
| 中醇 | 1474193 | 30 | bread, pastries, Chinese rice pudding, box meal, ice-cream, sherbets, small buns, hamburgers, biscuits, tea | 13 November 2010 |
| 中醇 | 1451609 | 42 | accommodation (hotel, boarding houses), hotels, cafes, fast food shops, bars, teahouse, beauty salons, steam bath | 27 September 2010 |

(k) 上海新亞食品廠 *(Shanghai New Asia Food Factory)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 812830 | 30 | bread, pastries, biscuits, buns, dumplings, steamed bread | 6 February 2016 |

(l) 上海錦江國際飯店有限公司 *(Shanghai Jin Jiang Park Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 國際飯店 (*Note:* "hotels" are not within the proprietary scope.) | 779699 | 42 | hotels, restaurants | 20 March 2015 |
| | 776862 | 42 | hotels, restaurants | 27 January 2015 |

(m) 上海錦江金門大酒店有限公司 *(Shanghai Jin Jiang Pacific Hotel Company Limited)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 金門大酒店 (Note: "hotels" are not within the proprietary scope.) | 779237 | 42 | hotels, restaurants | 6 March 2015 |
| | 779236 | 42 | hotels, restaurants | 6 March 2015 |

(n) 上海新苑賓館 *(Shanghai New Garden Hotel)*

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| 新苑 | 777669 | 38 | Telegraph services, telephone services, facsimile transmission, telex services | 13 February 2015 |
| 新苑 | 775417 | 42 | accommodation (hotels, boarding houses), high class hairdressing salons, massage, restaurants, hotel reservation, clinics (medical), beauty salons | 6 January 2015 |
| 新苑 | 775759 | 39 | car rental, freight forwarding | 13 January 2015 |
| 新苑 | 777208 | 41 | entertainment, health club services | 6 February 2015 |
| NEW GARDEN | 775418 | 42 | accommodation (hotels, boarding houses), high class hairdressing salons, massage, restaurants, hotel reservation, clinics (medical), beauty salons | 6 January 2015 |

| Trademark | Registration number | Class | Services covered | Expiry date |
|---|---|---|---|---|
| | 778389 | 42 | accommodation (hotels, boarding houses), high class hairdressing salons, massage, restaurants, hotel reservation, clinics (medical), beauty salons | 20 February 2015 |

II. The relevant member of the Group has applied for registration of the following trademarks in the PRC:

(a) 上海錦江國際酒店發展股份有限公司 *(Shanghai Jin Jiang International Hotels Development Company Limited)*

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
| | 4220770 | 29 | meat, meat jellies, ham, pork, break to pieces meat, food products made from fish, eggs, chocolate nut butter, fruit salads, tofu | 16 August 2004 |
| | 4220775 | 29 | meat, meat jellies, ham, pork, break to pieces meat, food products made from fish, eggs, chocolate nut butter, fruit salads, tofu | 16 August 2004 |
| | 4220769 | 30 | coffee-base beverage, ice tea, tea-base beverage, sugar, small buns, desserts, bread, puddings, pasta, ice-cream | 16 August 2004 |
| | 4220774 | 30 | coffee-base beverage, ice tea, tea-base beverage, sugar, small buns, desserts, bread, puddings, pasta, ice-cream | 16 August 2004 |
| | 4200771 | 32 | fruit juices, table waters, non-alcoholic beverages, soy milk, lactic acid beverage, milk tea, legume drink, essence for making beverages, syrups for beverages, beer | 16 August 2004 |
| | 4220773 | 32 | fruit juices, table waters, non-alcoholic beverages, soy milk, lactic acid beverage, milk tea, legume drink, essence for making beverages, syrups for beverages, beer | 16 August 2004 |
| | 4220768 | 43 | cafes, cafeterias, canteens, accommodation, restaurants, fast food shops, banquets catering, teahouse, hotels, flow food and drink supply | 16 August 2004 |
| | 4220772 | 43 | cafes, cafeterias, canteens, accommodation, restaurants, fast food shops, banquets catering, teahouse, hotels, flow food and drink supply | 16 August 2004 |

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
| 新亚大包 | 4200771 | 32 | cafes, cafeterias, canteens, accommodation, restaurants, fast food shops, banquets catering, teahouse, hotels, flow food and drink supply | 16 August 2004 |

(b) 上海錦江金門大酒店 *(Shanghai Jin Jiang Pacific Hotel Company Limited)*

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
|  | 4293579 | 29 | Food: Buddha jumps over the wall (佛跳牆) | 29 September 2004 |

(c) 上海新亞食品廠 *(Shanghai New Asia Food Factory)*

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
|  | 5241019 | 30 | Chinese rice pudding, zongzi, steamed bread, wonton, dumplings, hot dogs, spring rolls, sugar confectionery, pastries, moon cakes | 27 March 2006 |

(d) 上海錦江國際餐飲投資管理有限公司 *(Shanghai Jin Jiang International Foods and Beverage Investment Management Company Limited)*

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
| 锦庐 | 4910631 | 43 | banquets catering, cafes, cafeteria, restaurants, canteens, hotels, tea houses, bars, cocktail lounge services, moving for food supply | 23 September 2005 |

(e) 錦江國際酒店管理有限公司 *(Jin Jiang International Management Company Limited)*

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
| JREZ | 5308086 | 39 | passenger transport, transport, transport reservation, taxi transport, car rental, chauffeur services, storage, tourist offices (except for hotel reservation), arranging of tours, courier services (messages or merchandise) | 24 April 2006 |

| Trademark | Application number | Class | Services covered | Application date |
|---|---|---|---|---|
| JREZ | 5308087 | 43 | accommodation (hotels, boarding houses), banquets catering, hotels, cafes, booking of accommodation, restaurants, canteens, bars, rental of conference rooms, lease of tourism-related properties | 24 April 2006 |

III. Pursuant to the Trademark License Agreements, the Company has been granted an exclusive license to use the following trademarks registered by Jin Jiang International in the PRC and other foreign countries, as the case may be:

| Trademark | Registration No. | Class | Services | Expiry Date | Place of Registration |
|---|---|---|---|---|---|
| 锦江之星 | 1362459 | 42 | Hotel operation, hotel reservation, hotels, sanitarium, convalescent hospital, hotel accommodation (guest house), boarding house, reservation of boarding (provision of meals and accommodation), baths, steam baths, banquet arrangement, provision of meal and hotel accommodation facilities, fast food shops, self-served restaurants | 6 February 2010 | PRC |
| 锦江之星 | 3473492 | 43 | Lease of tourism-related properties; rental of conference rooms; rental of tents; animal boarding | 20 May 2015 | PRC |
| 锦江之星 | 3473491 | 44 | Floral decoration; wreath production; horticulture; lawn mowing; animals feeding | 13 June 2015 | PRC |
| INN exclusive rights for "INN" waived | 3867931 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of hotels; management of hotels; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 13 June 2016 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of Registration |
|---|---|---|---|---|---|
| exclusive rights for "INN" waived | 3867930 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; Cafes; Cafeteria; hotels; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (créches); bars; tea houses | 13 June 2016 | PRC |
| | 874393 | 35, 43 | Advertisement; advertisement agencies; organization of exhibitions for commercial or advertising purposes; management of hotels and restaurants; business management of hotels and restaurants; import and export agencies; personnel management consultancy; relocation services for businesses; office machines and equipment rentals; auditing; business management consultancy being services in class 35<br><br>Accommodation bureaux, namely hotels, boarding houses; food and drinking catering; cafeterias; cafes; restaurants; reservation of hotels; snack bars; motels; rental of meeting rooms; day-nurseries; bars; teahouses being services in class 43 | 18 November 2015 | International Registration (Designations under Madrid Protocol: Australia, European Community, Japan, Republic of Korea, Singapore, United Kingdom and United States of America) |
| exclusive rights to use "INN" not granted | N/20448 | 35 | management of hotels and restaurants; business management of hotels and restaurants; import and export agencies | 8 May 2013 | Macau |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of Registration |
|---|---|---|---|---|---|
| (with designated color) | 300599158 | 35, 43 | Class 35: hotel management; business management of hotel; export and import agencies; business management assistance; business management consultancy (advisors); organization of exhibitions for commercial or advertising purposes; auction; lease of office machines and equipment<br><br>Class 43: Provision of temporary accommodation; temporary accommodation (rental); boarding (hotels, provision of meals and accommodation); holiday camping services; booking of temporary accommodation; motels; rental of travel houses; rental of conference rooms; rental of counters; hotels; banquet services; restaurants; fast-food restaurants; self-service restaurants; cafes; cafeteria; bars; tea houses | 13 March 2016 | Hong Kong |
| 锦江之星 | T06/05634G | 35 | Advertising; business management; business administration; office functions; business management for hotels; business research; business consultancy; business management assistance; import and export agencies; organization of trade fairs for commercial or advertising purposes; rental of office machines and equipment; providing services for auctioneering. | 27 March 2016 | Singapore |

IV. Pursuant to the Trademark License Agreements, the Company has been granted an exclusive license to use the following trademarks to be registered by Jin Jiang International in the PRC, and other foreign countries, as the case may be, after the completion of the registration of such trademarks by Jin Jiang International or when the pre-conditions for effecting such licence in the relevant countries or regions have been satisfied:

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| 锦江之星 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4410359 | 16 March 2005 | Not yet approved | PRC |
| 锦江之星 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 4587672 | 15 June 2005 | Not yet approved | PRC |
| | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 4909743 | 22 September 2005 | Not yet approved | PRC |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4909742 | 29 December 2005 | Not yet approved | PRC |
| 锦江之星 | 35, 43 | Class 35: Management of hotels; business management of hotels; import and export agencies; business management assistance; business management consultancy (advisors); organization of exhibitions for commercial or advertising purposes; auction; lease of office machines and equipment<br><br>Class 43: Provision of temporary accommodation; temporary accommodation (rental); boarding (hotels; provision of meals and accommodation); holiday camping services; booking of temporary accommodation; motels; rental of travel houses; rental of conference rooms; rental of counters; hotels; banquet services; restaurants; fast-food restaurants; self-service restaurants; cafes; cafeteria; bars; tea houses | 300599149 | 14 March 2006 | Not yet approved | Hong Kong |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| 锦江之星 | 43 | Services for providing food and drinks; accommodation bureaux (hotels, boarding houses); providing temporary accommodation; rental of temporary accommodation; hotels; holiday camp services (lodging); boarding house reservation; hotel reservation; temporary accommodation reservation; motels; tourist homes; rental of meeting rooms; rental of counters; rental of transportable buildings; rental of tents; food and drink catering; restaurants; canteens; snack bars; self-service restaurants; cafes; bars; bar services; teahouses | T06/05635E | 27 March 2006 | Not yet approved | Singapore |
| 锦江之星 | 35 | Hotel management; business management of hotel; export and import agencies; business management consultancy (advisors); organization of exhibitions for commercial or advertising purposes; auction; lease of office machines and equipment | N/21667 | 24 March 2006 | Not yet approved | Macau |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| 锦江之星 | 42 | Provision of temporary accommodation; temporary accommodation (rental); boarding (hotels, provision of meals and accommodation); holiday camping services; booking of temporary accommodation; motels; rental of travel houses; rental of conference rooms; rental of counters; hotels; banquet services; restaurants; fast-food restaurants; self-service restaurants; cafes; cafeteria; bars; tea houses | N/21668 | 24 March 2006 | Not yet approved | Macau |
| JJ INN | 35 | Management of hotels and restaurants; business management of hotels and restaurants; import and export agencies | 2005-17919 | 21 October 2005 | Not yet approved | Malaysia |
| JJ INN | 43 | Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | 2005-17918 | 21 October 2005 | Not yet approved | Malaysia |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 35, 43 | Class 35: Management of hotels and restaurants; business management of *hotels and restaurants;* import and export agencies<br><br>Class 43: Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | 4-2005-10450 | 20 October 2005 | Not yet approved | The Philippines |
| | 42 | Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; *tourist* homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses. | N/20449 | 29 December 2005 | Not yet approved | Macau |
| | 35 | Management of hotel; business management of hotel; export and import agency | 95000353 | 4 January 2006 | Not yet approved | Taiwan, PRC |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 43 | providing temporary accommodation; temporary accommodation bureaux (rental); accommodation bureaux (hotels, board houses); holiday camp services; reservation of temporary accommodation; motels; reservation of hotels; rental of tourist homes; rental of meeting rooms; rental of counters; hotels; banquet services; restaurants; snack bars; cafeterias; canteens; cafes; bar; teahouses | 95000354 | 4 January 2006 | Not yet approved | Taiwan, PRC |
| (with designated color) | 35, 43 | Class 35: Management of hotels; business management of hotels; import and export agencies; business management assistance; business management consultancy (advisors); organization of exhibitions for commercial or advertising purposes; auction; lease of office machines and equipment<br><br>Class 43: Provision of temporary accommodation; temporary accommodation (rental); boarding (hotels; provision of meals and accommodation); holiday camping services; booking of temporary accommodation; motels; rental of travel houses; rental of conference rooms; rental of counters; hotels; banquet services; restaurants; fast-food restaurants; self-service restaurants; cafes; cafeteria; bars; tea houses | 300599167 | 14 March 2006 | Not yet approved | Hong Kong |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 35 | Advertising; business management; business administration; office functions; business management for hotel; business research; business consultancy; business management assistance; import and export agencies; organization of trade fairs for commercial or advertising purposes; rental of office machines and equipments; providing services for auctioneering | 622409 | 31 March 2006 | Not yet approved | Thailand |
| | 43 | Services for providing food and drinks; temporary accommodation; accommodation bureaux (hotels, board houses); providing temporary accommodation; rental of temporary accommodation; hotels; holiday camp services (lodging); boarding house reservation; hotel reservation; temporary accommodation reservation; motels; tourist homes; rental of meeting rooms; rental of counters; rental of transportable buildings; rental of tents; food and drink catering; restaurants; canteens; snack bars; self-services restaurant; cafes; bars; bar services; teahouse | 622410 | 31 March 2006 | Not yet approved | Thailand |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 35 | Hotel management; business management of hotel; export and import agencies; business management consultancy (advisors); organization of exhibitions for commercial or advertising purposes; auction; lease of office machines and equipment | N/21669 | 24 March 2006 | Not yet approved | Macau |
| | 42 | Provision of temporary accommodation; temporary accommodation (rental); boarding (hotels, provision of meals and accommodation); holiday camping services; booking of temporary accommodation; motels; rental of travel houses; rental of conference rooms; rental of counters; hotels; banquet services; restaurants; fast-food restaurants; self-service restaurants; dining-hall; cafes; bars; tea houses | N/21670 | 24 March 2006 | Not yet approved | Macau |

V. Pursuant to the Trademark Licence Agreements, the Company has been granted a non-exclusive licence to use the following trademarks registered by Jin Jiang International in the PRC, and other foreign countries, as the case may be:

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| 錦江 | 1784619 | 35 | hotel management; business management of hotel | 6 June 2012 | PRC |
| 錦江 | 770359 | 42 | hotels; restaurants | 20 October 2014 | PRC |
| Jin Jiang | 1394721 | 42 | accommodation (hotels, boarding houses); cafes; hotels; restaurants; hotels reservations; cafeteria; motels; bars | 6 May 2010 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| | 1403747 | 35 | business management assistance, organisation of trade fairs for commercial or advertising purposes; organisation of exhibitions for commercial or advertising purposes; business management of hotels; hotels management; systemisation of information into computer database | 27 May 2010 | PRC |
| | 770358 | 42 | hotels; restaurants | 20 October 2014 | PRC |
| | 3407616 | 35 | Advertising; Advertising agencies; Business management consultancy; Exhibitions (Organisation of-) for commercial or advertising purposes; Business management of hotels; Hotels (Business management of-); Management consultancy (Personnel-); Relocation services for businesses; Office machines and equipment rental; Auditing; Import-export agencies | 20 July 2014 | PRC |
| | 3407595 | 41 | Training services, arranging and conducting of conferences, arranging and conducting of workshops, providing cinema facilities, amusement parks, night clubs, providing recreation facilities, health club services, providing karaoke services, booking of seats for shows, bookmobile services, publication of books, zoological gardens, modeling for artists, translation | 6 June 2014 | PRC |
| | 3407593 | 43 | Accommodation bureaux (hotels, boarding houses); Catering (food and drink); Cafes; Cafeterias; Hotels; Hotel reservations; Snack-bars; Rental of meeting rooms; Motels; Day-nurseries (crèches) | 6 November 2014 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| | 3407592 | 44 | Beauty salons; Public baths for hygiene purpose; Hairdressing salons; Massage; Opticians' services; Flower arranging; Tree surgery; Gardening; Lawn care | 13 November 2014 | PRC |
| | 859863 | 35 | Advertising agencies, outdoor advertising; consultancy (professional business); import-export agencies, auctioneering, sales promotion (for others); typing, document reproduction; accounting | 27 July 2016 | PRC |
| Jin Jiang | 3867651 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 20 May 2016 | PRC |
| Jin Jiang | 3867948 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; Cafes; Cafeteria; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 13 June 2016 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| | 3867664 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 20 May 2016 | PRC |
| | 3867659 | 41 | Publication of books, zoological gardens, modeling for artists | 20 May 2016 | PRC |
| | 3867657 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; cafes; cafeteria; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 20 July 2016 | PRC |
| | 3867656 | 44 | Beauty salons; public baths for hygiene purpose; hairdressing salons; massage; flower arranging; tree surgery; gardening; lawn care; opticians' services | 20 May 2016 | PRC |
| exclusive rights for "HOTELS" waived | 3867946 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 13 June 2016 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| exclusive rights for "HOTELS" waived | 3867945 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; Cafes; Cafeteria; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 13 June 2016 | PRC |
| | 3867943 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 20 May 2016 | PRC |
| | 3867942 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 20 May 2016 | PRC |
| | 3867941 | 44 | Beauty parlour; public bathhouses; barber's shop; massage; floral decoration; horticulture; landscape; lawn mowing; optical shops | 20 May 2016 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| 锦江 | 3867655 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 20 May 2016 | PRC |
| 锦江 | 3867652 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; cafes; cafeteria; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 20 July 2016 | PRC |
| JS SELECT | 3867937 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 13 June 2016 | PRC |
| JS SELECT | 3867936 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 13 June 2016 | PRC |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| | 3867935 | 44 | Beauty parlour; public bathhouses; barber's shop; massage; floral decoration; horticulture; landscape; lawn mowing; optical shops | 13 June 2016 | PRC |
| exclusive rights for "APARTMENT" waived | 3869019 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; Cafes; Cafeteria; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 27 May 2016 | PRC |
| exclusive rights for "RESORT" waived. | 3869017 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; cafes; cafeteria; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries (crèches); bars; tea houses | 27 July 2016 | PRC |
| | 300368280 | 35, 43 | Class 35<br>Advertising; business management, business operation; operations; hotel management; business management consultancy; all under class 35.<br>Class 43<br>food and beverage services; temporary accommodation; boarding houses; all under class 43 | 6 February 2015 | Hong Kong |
| | 300368307 | 35, 43 | Class 35<br>Advertising, business management, business operation; operations; hotel management; business management consultancy; all under class 35.<br>Class 43<br>food and beverage services; temporary accommodation; boarding houses; all under class 43. | 6 February 2015 | Hong Kong |
| 錦江 | 00141539 | 35 | hotel management; business management of hotel | 15 April 2011 | Taiwan |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| 錦江 | 00134993 | 42 | hotels; restaurants; motels; hotels reservation | 15 December 2010 | Taiwan |
| 錦江 | T99/13017H | 42 | Accommodations (providing temporary housing); accommodations (rating of); hotels/housing (boarding); motels; restaurants and hotel reservations; all included in class 42 | 13 November 2009 | Singapore |
| 錦江 | T99/13015A | 35 | hotel management for others; hotel commercial management; import (export and) agencies; all included in class 35 | 13 November 2009 | Singapore |
| JIN JIANG | T00/02833C | 42 | Accommodations (providing temporary housing); accommodations (rating of); hotels or housing (boarding); motels; restaurants and hotel reservations; all included in class 42 | 24 February 2010 | Singapore |
| JIN JIANG | T00/02831G | 35 | hotel management for others, hotel commercial management, import (export and) agencies; all included in class 35 | 24 February 2010 | Singapore |
| 錦江 | 2956395 | 35, 42 | For: hotel management for others; hotel commercial management, namely, business and commercial management concerning hotels; export and import agencies, in class 35<br>For: providing temporary housing accommodations; rating of accommodations; boarding houses; hotels; restaurants; motels; making hotel reservations for others, in class 42 | 30 May 2015 | USA |
| 錦江 | 4499796 | 35 | business management of hotels; import-export agencies | 16 August 2011 | Japan |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| | 887595 | 35, 43 | Class 35: Advertisement; advertisement agencies; organization of exhibitions for commercial or advertising purposes; management of hotels and restaurants; business management of hotels and restaurants; import and export agencies; personnel management consultancy; relocation services for businesses; office machines and equipment rental; auditing; business management consultancy<br><br>Class 43: Accommodation bureaux, namely hotels, boarding houses; food and drink catering; cafeterias; cafes; restaurants; reservation of hotels; snack bars; motels; rental of meeting rooms; day-nurseries; bars; tea houses | 18 November 2015 | International Registration (Designations under Madrid Protocol: Australia, European Community, Japan, Republic of Korea, Singapore, United Kingdom and United States of America) |
| | N/20442 | 35 | management of hotels and restaurants; business management of hotels and restaurants; import and export agencies | 8 May 2013 | Macau |

| Trademark | Registration No. | Class | Services | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| Jin Jiang Hotels | 874954 | 35, 43 | Class 35: Advertisement; advertisement agencies; organization of exhibitions for commercial or advertising purposes; management of hotels and restaurants; business management of hotels and restaurants; import and export agencies; personnel management consultancy; relocation services for businesses; office machines and equipment rental; auditing; business management consultancy.<br><br>Class 43: Accommodation bureaux, namely hotels, boarding houses; food and drinking catering; cafeterias; cafes; restaurants; reservation of hotels; snack bars; motels; rental of meeting rooms; day-nurseries; bars; teahouses | 18 November 2015 | International Registration (Designations under Madrid Protocol: Australia, European Community, Japan, Republic of Korea, Singapore, United Kingdom and United States of America) |
| Jin Jiang Hotels<br>Exclusive rights to use "Hotels" not granted | N/20445 | 35 | Management of hotels and restaurants; business management of hotels and restaurants; import and export agencies | 8 May 2013 | Macau |

VI. Pursuant to the Trademark Licence Agreements, the Company has been granted a non-exclusive license to use the following trademarks to be registered by Jin Jiang International in PRC, and other foreign countries, as the case may be, after the completion of the registration of such trademarks by Jin Jiang International or when the pre-conditions for effecting such licence in the relevant countries or regions have been satisfied:

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| R RESORT | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 3867929 | 13 February 2004 | Not yet approved | PRC |
| A APARTMENT | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 3869018 | 13 February 2004 | Not yet approved | PRC |
| 锦江大厨 JINJIANGCHEF | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4232940 | 13 November 2004 | Not yet approved | PRC |
| | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4232941 | 13 November 2004 | Not yet approved | PRC |
| | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 4298559 | 17 December 2004 | Not yet approved | PRC |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 41 | Academies (education); correspondence courses; educational services; instruction services; teaching; tuition; boarding schools; education information; educational examination; vocational guidance | 4298563 | 17 December 2004 | Not yet approved | PRC |
| | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4298562 | 17 December 2004 | Not yet approved | PRC |
| | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; import and export agency; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 4298561 | 17 December 2004 | Not yet approved | PRC |
| | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4298560 | 17 December 2004 | Not yet approved | PRC |
| | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 4298572 | 17 December 2004 | Not yet approved | PRC |
| | 41 | Academies (education); correspondence courses; educational services; instruction services; teaching; tuition; boarding schools; education information; educational examination; vocational guidance | 4298573 | 17 December 2004 | Not yet approved | PRC |
| | 35 | Management of hotels and restaurants; business management of hotels and restaurants; import and export agencies | 2005-17923 | 21 October 2005 | Not yet approved | Malaysia |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 43 | Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | 2005-17921 | 21 October 2005 | Not yet approved | Malaysia |
| | 42 | Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | N/20444 | 29 December 2005 | Not yet approved | Macau |
| | 35 | Management of hotel; business management of hotel; export and import agency | 95000347 | 4 January 2006 | Not yet approved | Taiwan, PRC |
| | 43 | Provision of temporary accommodation; temporary accommodation (rental); boarding (hotels, provision of meals and accommodation); holiday camping services; booking of temporary accommodation; motels; rental of travel houses; rental of conference rooms; rental of counters; hotels; banquet services; restaurants; fast-food restaurants; self-service restaurants; cafes; cafeteria; bars; tea houses | 95000349 | 4 January 2006 | Not yet approved | Taiwan, PRC |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 35, 43 | Class 35: Management of hotels and restaurants; business management of hotels and restaurants; import and export agencies<br><br>Class 43: Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | 04-2005-010453 | 20 October 2005 | Not yet approved | The Philippines |
| | 35 | Management of hotels and restaurants; business management of hotels and restaurants; import and export agencies | 2005-17924 | 21 October 2005 | Not yet approved | Malaysia |
| | 43 | Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | 2005-17917 | 21 October 2005 | Not yet approved | Malaysia |
| | 35, 43 | Class 35: Management of hotels and restaurants; business management of hotels and restaurants; import and export agencies<br><br>Class 43: Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | 04-2005-010449 | 20 October 2005 | Not yet approved | The Philippines |

| Trademark | Category under which application is made | Services covered in the application | Application number | Date of receipt of trademark application | Date of approval announcement | Place of registration |
|---|---|---|---|---|---|---|
| | 42 | Rental of temporary accommodation; providing temporary accommodation; accommodation bureaux (hotels, boarding houses); holiday camp services (lodging); reservation of temporary accommodation; motels; reservation of hotels; tourist homes; rental of meeting rooms; rental of counters; hotels; restaurants; food and drink catering; canteens; cafeterias; snack bars; cafes; bar; teahouses | N/20446 | 29 December 2005 | Not yet approved | Macau |
| | 35 | Management of hotel; business management of hotel; export and import agency | 95000350 | 4 January 2006 | Not yet approved | Taiwan, PRC |

VII. Pursuant to the trademark transfer agreement, the following registered trademarks will be transferred from Jin Jiang International to the Company:

| Registered trademark | Registration No. | Class | Services covered | Expiry Date | Place of registration |
|---|---|---|---|---|---|
| 天皓 | 3867939 | 43 | Boarding (hotels; provision of meals and accommodation); banquet services; coffee shops; self-service restaurants; restaurants; hotel booking; fast-food restaurants; motels; rental of conference rooms; day nurseries; bars; tea houses | 20 May 2016 | PRC |
| 天皓 | 3867938 | 44 | Beauty parlour; public bathhouses; barber's shop; massage; floral decoration; horticulture; landscape; lawn mowing; optical shops | 20 May 2016 | PRC |
| 天皓 | 3867940 | 35 | Advertising; advertising agencies; organization of business or advertising exhibitions; business management of restaurants; restaurant management; personnel management consultancy; relocation of business venues; lease of office machines and equipment; auditing; business management consultancy (advisors) | 20 July 2016 | PRC |

## 5. FURTHER INFORMATION ABOUT DIRECTORS, SUPERVISORS, MANAGEMENT AND STAFF

### A. Particulars of Directors' and Supervisors' service agreements

Each of the Directors and Supervisors has entered into a service contract with the Company for a term expiring upon the conclusion of the annual general meeting of the Company to be held in 2009. Particulars of the service contracts of the Directors are in all material aspects the same. The salaries of the Directors and the Supervisors will be determined each year by the shareholders in the annual general meeting. The Directors and Supervisors shall be entitled to the welfare treatment provided for under the relevant PRC laws and regulations.

### B. Directors' and Supervisors' remuneration

The aggregate amount of salaries, allowances, pension, other welfare and benefits in kind paid by the Company to the Directors and the Supervisors (but excluding independent non-executive Directors) for each of the three years ended 31 December 2005 and the three months ended 30 June 2006 were approximately RMB1,048,000, RMB0, RMB543,000 and RMB517,000, respectively.

Under the arrangements currently in force, the Group estimates that the aggregate remuneration (including benefits in kind) of the Directors and the Supervisors payable by the Group for the year ending 31 December 2006 will be about RMB3,100,000.

## 6. DISCLOSURE OF INTERESTS

### A. Disclosure of interests

(a) So far as the Directors are aware, Jin Jiang International will immediately following completion of the Global Offering (assuming that the Over-allotment Option is not exercised) be directly and indirectly interested in 3,190,000,000 Domestic Shares, representing 72.50% of the Shares carrying rights to vote in all circumstances at general meetings of the Company then expected to be in issue. Assuming that the Over-allotment Option is exercised in full, Jin Jiang International will be directly and indirectly interested in 3,173,500,000 Domestic Shares, representing about 69.52% of the Shares carrying rights to vote in all circumstances at general meetings of the Company then expected to be in issue.

(b) Save as disclosed in this prospectus, but not taking into account any Shares which may be taken up under the Global Offering, the Directors or chief executive of the Company are not aware of any legal person or individual (not being a Director, Supervisor or chief executive of the Company) who will, immediately following completion of the Global Offering (assuming that the Over-allotment Option is not exercised), have any interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

(c) As at the Latest Practicable Date, three Directors namely Xu Zurong, Yang Weimin and Chen Hao held the following equity interest in Jin Jiang Inn.

| Name | Equity interest in Jin Jiang Inn | Capacity | Percentage in total registered capital of Jin Jiang Inn |
|---|---|---|---|
| Xu Zurong | 2,594,600[(1)] (long position) | Beneficial owner | 1.4438%[(1)] |
| | 2,594,600[(2)] (short position) | | 1.4438%[(2)] |
| Yang Weimin | 1,729,730[(1)] (long position) | Beneficial owner | 0.9625%[(1)] |
| | 1,729,730[(2)] (short position) | | 0.9625%[(2)] |
| Chen Hao | 1,729,730[(1)] (long position) | Beneficial owner | 0.9625%[(1)] |
| | 1,729,730[(2)] (short position) | | 0.9625%[(2)] |

*Notes:*

1. These figures represent the respective equity interest in Jin Jiang Inn of these Directors. In addition, under the Jin Jiang Inn Shareholders' Agreement, in the event new equity interest is issued by Jin Jiang Inn, each of these Directors has been granted pre-emptive rights over such new equity interest in proportion to his respective equity interest in Jin Jiang Inn. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" for more information.

2. Under the Jin Jiang Inn Shareholders' Agreement, each of these Directors has granted to: (a) the Company rights of first refusal to purchase his respective equity interest in Jin Jiang Inn if he intends to transfer his said equity interest; and (b) the Company (or a third party designated by the Company) buy-back rights to purchase his equity interest in Jin Jiang Inn after the occurrence of certain events. Under the articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have also been granted certain rights of first refusal over the equity interests held by these Directors in Jin Jiang Inn if they intend to transfer their said respective equity interests. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" for more information.

As at the Latest Practicable Date, Yu Minliang, a Director of the Company, held the following number of shares in Jin Jiang Hotels Development.

| Name | Number of shares in Jin Jiang Hotels Development | Capacity | Percentage in total share capital of Jin Jiang Hotels Development |
|---|---|---|---|
| Yu Minliang | 14,305 (long position) | Beneficial owner | 0.0024% |

Save as disclosed in this prospectus, none of the Directors, Supervisors or chief executive of the Company has any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have taken under such provisions of the SFO), or which will be required to be entered into the register of interests referred to in section 352 of the SFO, or which will be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, in each case once the H Shares are listed on the Stock Exchange.

**B. Disclaimers**

Save as disclosed in this prospectus:

(a) none of the Directors, Supervisors nor any of the parties listed in paragraph 7H of this appendix is interested, directly or indirectly, in the promotion of, or in any assets which have, within the two years immediately preceding the issue of this prospectus, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b) none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Group;

(c) save in connection with the Underwriting Agreements, none of the parties listed in paragraph 7H of this appendix:

   (i) is interested legally or beneficially in any shares in any member of the Group; or

   (ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group;

(d) save as referred to above, there are no existing or proposed service contracts (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation) between any member of the Group and any of the Directors or Supervisors;

(e) no cash, securities or other benefit has been paid, alloted or given within the two years immediately preceding the date of this prospectus to Jin Jiang International or Huating Group nor is any such cash, securities or other benefit proposed to be paid, alloted or given; and

(f) none of the Directors, Supervisors or their respective associates (as defined in the Listing Rules) or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the issued share capital of the Company) has any interest in any of the five largest suppliers or the five largest customers of the Group.

## 7. OTHER INFORMATION

### A. Tax and estate duty

The Directors have been advised that no material liability for estate duty under the laws of the PRC, where all of the assets and businesses of the Company are situated, would be likely to fall upon the Company or any member of the Group.

Under the Deed of Indemnity, Jin Jiang International has, among other things, provided an indemnity in favour of the Company for any tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional.

### B. Litigation

上海建國賓館 (Jian Guo Hotel) against 中國銀河證券有限責任公司上海肇嘉濱路證券營業部 (Shanghai Zhaojiabang Road Securities Department of China Galaxy Securities Company Limited)

On 10 January 2005, Jian Guo Hotel (the plaintiff), a subsidiary of the Company, filed a claim in Shanghai No. 1 Intermediate People's Court against Shanghai Zhaojiabang Road Securities Department of China Galaxy Securities Company Limited (the defendant) regarding a dispute over bill settlement between the two parties. Shanghai No. 1 Intermediate People's Court accepted the case and thereafter issued Civil Judgment ([2005] Hu Yi Zhong Min San (Shang) Chu Zi Di No. 45) on 25 April 2005, deciding that the defendant shall repay RMB14,684,474.71 and the interest thereupon from 30 September 2004 to the date of actual payment. Subsequent to the judgment of the first trial, the defendant filed a petition for appeal to Shanghai High People's Court, which issued Civil Final Determination ([2005] Hu Gao Min Er (Shang) Zhong Zi Di No. 143) on 26 July 2005 to suspend the trial due to the notice from the Supreme People's Court that all the lawsuits against China Galaxy Securities Company Limited should be suspended for trial.

Save as disclosed above, the Company nor any of its subsidiaries is engaged in any litigation or claim of material importance, and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company that would have material effect on the Company's results of operations or financial condition.

### C. Agency fees or commissions

Save as disclosed in this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any share or loan capital of any member of the Group within the two years immediately preceding the issue of this prospectus.

### D. Preliminary expenses

The preliminary expenses of the Company are estimated to be about RMB3.0 million and are payable by the Company.

### E. Promoters

Jin Jiang International and Huating Group are the two promoters of the Company. Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, securities or other benefit has been paid, allotted or given or is proposed to be paid, allotted or given to the Promoters in connection with the Global Offering or the related transactions described in this prospectus.

### F. Sponsor

The Sponsor has made an application on behalf of the Company to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the H Shares.

### G. No material adverse change

There has been no material adverse change in the financial or trading position or prospects of the Company since 30 June 2006.

### H. Qualification of experts

The qualifications of the experts who have given opinions in this prospectus are as follows:

| Name | Qualification |
|---|---|
| BNP Paribas | a licensed corporation holding a licence under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO |
| American Appraisal | Member of The Hong Kong Institute of Surveyors |
| PricewaterhouseCoopers | Certified public accountants |
| Jingtian & Gongcheng | PRC lawyers |

### I. Binding effect

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

### J. Miscellaneous

(a) Save as disclosed in this prospectus:

(i) within the two years preceding the date of this prospectus, no share or loan capital of any member of the Group has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(ii) no share or loan capital of any member of the Group is under option or is agreed conditionally or unconditionally to be put under option; and

(iii) neither the Company nor any of its subsidiaries has issued or agreed to issue any founder shares, management shares or deferred shares.

(b) The Company currently does not intend to apply for the status of a sino-foreign investment joint stock limited company and does not expect to be subject to the PRC Sino-foreign Joint Venture Law.

(c) Save as disclosed in this prospectus, none of the equity and debt securities of the Company is listed or dealt in any other stock exchange nor is any listing or permission to deal in such securities being or proposed to be sought.

(d) No member of the Group has any outstanding debenture or other debt securities.

## K. Consents

BNP Paribas, as the Sponsor, PricewaterhouseCoopers, as the Company's reporting accountants, American Appraisal, as the Company's property valuer, and Jingtian & Gongcheng, as the Company's legal advisers on PRC law, have given and have not withdrawn their respective written consents to the issue of this prospectus with the inclusion of their reports and/or letters and/or valuation certificates and/or opinion and/or the references to their names included herein in the form and context in which they are, respectively included.

## L. Bilingual Prospectus

The English language and Chinese language versions of this prospectus are being published separately, in reliance upon the exemption provided by section 4 of the Companies Ordinance (Exemption of Companies and prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong).

## 1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were:

(a) a copy of each of the **WHITE** and **YELLOW** Application Forms;

(b) the written consents referred to in paragraph 7K of Appendix VIII; and

(c) a copy of each of the material contracts referred to in paragraph 4A of Appendix VIII.

## 2. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 14 December 2006:

(a) the Articles of Association, together with a certified English translation;

(b) the Accountants' Report received from PricewaterhouseCoopers, the text of which is set out in Appendix I and the audited consolidated financial statements of the Company and its subsidiaries for the three years ended 31 December 2005 and the first six months ended 30 June 2005 and 2006, prepared in accordance with HKFRS;

(c) the report on unaudited pro forma financial information relating to unaudited pro forma adjusted net tangible assets and unaudited pro forma forecast earnings per share received from PricewaterhouseCoopers, the text of which is set out in Appendix II;

(d) the letters relating to the profit forecast of the Company and its subsidiaries for the year ending 31 December 2006, the texts of which are set out in Appendix III;

(e) the report from PricewaterhouseCoopers on the unaudited interim financial information of Jin Jiang Hotels Development, the text of which is set out in Appendix IV;

(f) the letter, summary of values and valuation certificate relating to the property interests of the Group prepared by American Appraisal, the texts of which are set out in Appendix V;

(g) the material contracts referred to in paragraph 4A of Appendix VIII;

(h) the written consents referred to in paragraph 7K of Appendix VIII;

(i) the service contracts between the Directors and the Company as referred to in paragraph 5A of Appendix VIII, together with certified English translations;

(j) the PRC legal opinion issued by Jingtian & Gongcheng, the PRC legal advisers of the Company, dated 26 November 2006, as described in paragraph 3 of Appendix VI, together with a certified English translation;

(k) the Company Law, together with an unofficial English translation;

(l) the Special Regulations, together with an unofficial English translation;

(m) the Mandatory Provisions, together with an unofficial English translation;

(n) the Provisional Regulations Concerning the Issue and Trading of Shares (22 April 1993), together with an unofficial English translation;

(o) the Implementation Measures (Provisional) on Information Disclosure by Companies with Publicly Issued Shares, together with an unofficial English translation;

(p) the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (2 September 1993), together with an unofficial English translation;

(q) the Regulations of the State Council Concerning the Domestic Listed Foreign Shares of Joint Stock Limited Companies (25 December 1995), together with an unofficial English translation;

(r) the Securities Law of the PRC promulgated by the Standing Committee of the NPC on 27 October 2005, which because effective on 1 January 2006, together with an unofficial English translation;

(s) the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on 29 March 1999, together with an unofficial English translation;

(t) the Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on 31 August 1994 which became effective on 1 September 1995, together with an unofficial English translation;

(u) the Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the president of the PRC on 9 April 1991, together with an unofficial English translation;

(v) Standard Opinion for Joint Stock Limited Companies, together with an unofficial English translation;

(w) the Foreign Exchange Control Regulations, together with an unofficial English translation;

(x) the Regulations on the Foreign Exchange Settlement, Sale and Payments, together with an unofficial English translation; and

(y) the Notice on Further Reform of the Foreign Exchange Control System, together with an unofficial English translation.



END